The information in this proxy statement is subject to completion or amendment and may be changed.

SUBJECT TO COMPLETION, APRIL 8, 2010

PRELIMINARY PROXY STATEMENT

NAVIOS MARITIME ACQUISITION CORPORATION

85 Akti Miaouli Street
Piraeus, Greece 185 38

To the Stockholders of Navios Maritime Acquisition Corporation:

You are cordially invited to attend a special meeting of the stockholders of Navios Maritime Acquisition Corporation, a Marshall Islands company (“Navios Acquisition”), which will be held at 10:00 a.m., Eastern Standard Time, on [          ], 2010, at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., The Chrysler Center, 666 Third Avenue, New York, New York 10017 (the “Special Meeting”).

At this meeting, you will be asked to consider and vote upon the following proposals:

•	The vessel acquisition proposal — to approve the acquisition of 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers (the “vessel acquisition”), for an aggregate purchase price of $457.7 million, of which $123.4 million will be from existing cash and the $334.3 million balance from debt financing. Upon stockholder approval of the vessel acquisition, (a) Navios Maritime Holdings Inc. (“Navios Holdings”) will transfer to Navios Acquisition the stock of the Navios Holdings subsidiary holding directly or indirectly the rights to the vessels, and (b) Navios Acquisition will guarantee approximately $334.3 million of debt financing. To the extent Navios Holdings has made payments in connection with the vessel acquisition, Navios Acquisition will also reimburse Navios Holdings for such payments if the proposal is approved (“vessel acquisition proposal” or “Proposal 1”);

•	The amendment proposal — to approve amendments to Navios Acquisition’s amended and restated articles of incorporation to (i) change Navios Acquisition’s corporate existence to perpetual, and (ii) remove provisions that will no longer be applicable to Navios Acquisition after the business combination (“amendment proposal” or “Proposal 2”); and

•	to transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

Recommendation

After careful consideration, the board of directors of Navios Acquisition has unanimously approved each of the above proposals and determined that the proposals (and transactions contemplated thereby) are in the best interests of Navios Acquisition and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each proposal.

NAVIOS HOLDINGS BELIEVES THAT THE VESSEL ACQUISITION IS A VALUABLE OPPORTUNITY; IF THE STOCKHOLDERS OF NAVIOS ACQUISITION DO NOT APPROVE THE VESSEL ACQUISITION, NAVIOS HOLDINGS WILL CONSUMMATE THE ACQUISITION OF THE VESSELS FOR ITS OWN ACCOUNT.

Navios Holdings and an affiliate of Angeliki Frangou have agreed to acquire through J.P. Morgan Securities Inc., or a third party, $60.0 million of Navios Acquisition’s common stock in open market purchases or privately negotiated purchases. Of this amount, Navios Holdings has agreed to purchase up to $45.0 million, and an affiliate of Angeliki Frangou has agreed to purchase up to $15.0 million of common stock. Navios Holdings and Angeliki Frangou, or their respective affiliates, may make purchases in excess of such amounts. Share purchases may commence two business days after Navios Acquisition files a preliminary proxy statement with the Securities Exchange Commission and will end on the date of the special meeting. If at least $30.0 million is not spent by Navios Holdings in making such purchases, Navios Holdings will invest the difference in Navios Acquisition immediately before consummating the vessel acquisition.

Of the $60.0 million, Navios Holdings has agreed to purchase up to $45.0 million, and an affiliate of Angeliki Frangou, the Chairman and Chief Executive Officer of both Navios Acquisition and Navios Holdings, has agreed to purchase up to $15.0 million of common stock, respectively, in open market purchases or privately negotiated purchases. Any such purchases will be made in compliance with all applicable securities laws. Navios Holdings, Angeliki Frangou, our other officers and directors, and/or their respective affiliates have agreed to vote all of such shares acquired by them in such purchases in favor of the vessel acquisition proposal.

Voting Procedure

A list of stockholders as of April 26, 2010 (the “record date”) entitled to vote at the Special Meeting will be open to the examination of any stockholder, for any purpose germane to the Special Meeting, during ordinary business hours for a period of 10 calendar days before the Special Meeting at Navios Acquisition’s offices at 85 Akti Miaouli Street, Piraeus, Greece 185 38, and at the time and place of the Special Meeting.

The vessel acquisition proposal will be approved if: (a) a majority of the shares of Navios Acquisition’s common stock issued in its initial public offering and outstanding as of the record date that are present or represented at the meeting vote in favor of the vessel acquisition proposal, and (b) no more than approximately 39.99% of Navios Acquisition’s common stock issued in its initial public offering (or 10,119,999 shares) both vote against the vessel acquisition proposal and properly exercise their conversion rights.

The amendment proposal will be approved if a majority of the shares of Navios Acquisition’s common stock issued and outstanding as of the record date vote in favor of the amendment proposal.

Each public stockholder may vote against the vessel acquisition proposal and demand that Navios Acquisition convert such stockholder’s shares into cash in an amount equal to a pro rata portion of the amount held in the trust account, which amounted to $250.8 million as of April 7, 2010. As more fully described in the section of the proxy statement entitled “The Navios Acquisition Special Meeting — Conversion Rights”, a stockholder, together with any affiliate or any person with whom it is acting in concert or as a partnership, syndicate or other group for the purpose of acquiring, holding, disposing, or voting Navios Acquisition’s securities, will be restricted from seeking conversion rights with respect to more than 10% of the public shares.

Navios Acquisition’s initial stockholders presently own an aggregate of 20% of the outstanding shares of common stock. These initial stockholders have agreed to vote: (i) all of the shares of common stock they acquired before the initial public offering in the same way as the majority of the shares of common stock voted by the public stockholders regarding to the vessel acquisition proposal, and (ii) any shares of common stock they have acquired since the initial public offering in favor of the vessel acquisition proposal.

Enclosed are a notice of Special Meeting and proxy statement containing detailed information concerning the proposals and the transactions contemplated thereby. Whether or not you plan to attend the Special Meeting, we urge you to read this material carefully.

Sincerely,

Angeliki Frangou
Chairman of the Board

The information in this proxy statement is subject to completion or amendment and may be changed.

SUBJECT TO COMPLETION, APRIL 8, 2010

PRELIMINARY PROXY STATEMENT

NAVIOS MARITIME ACQUISITION CORPORATION

85 Akti Miaouli Street
Piraeus, Greece 185 38

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [          ], 2010

TO THE STOCKHOLDERS OF NAVIOS MARITIME ACQUISITION CORPORATION:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders, including any adjournments or postponements thereof, of Navios Maritime Acquisition Corporation, a Marshall Islands corporation (“Navios Acquisition”), will be held at 10:00 a.m., Eastern Standard Time, on [          ], 2010, at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., The Chrysler Center, 666 Third Avenue, New York, New York 10017, for the following purposes:

•	The vessel acquisition proposal — to approve the acquisition of 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers (the “vessel acquisition”), for an aggregate purchase price of $457.7 million, of which $123.4 million will be from existing cash and the $334.3 million balance from debt financing. Upon stockholder approval of the vessel acquisition, (a) Navios Maritime Holdings Inc. (“Navios Holdings”) will transfer to Navios Acquisition the stock of the Navios Holdings subsidiary holding directly or indirectly the rights to the vessels, and (b) Navios Acquisition will guarantee approximately $334.3 million of debt financing. To the extent Navios Holdings has made payments in connection with the vessel acquisition, Navios Acquisition will also reimburse Navios Holdings for such payments if the proposal is approved (“vessel acquisition proposal” or “Proposal 1”);

•	The amendment proposal — to approve amendments to Navios Acquisition’s amended and restated articles of incorporation to (i) change Navios Acquisition’s corporate existence to perpetual, and (ii) remove provisions that will no longer be applicable to Navios Acquisition after the business combination (“amendment proposal” or “Proposal 2”); and

•	to consider and vote upon such other business as may properly come before the special meeting or any adjournment or postponement thereof.

After careful consideration, the board of directors of Navios Acquisition has unanimously approved each of the above proposals and determined that the proposals (and transactions contemplated thereby) are in the best interests of Navios Acquisition and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each proposal.

NAVIOS HOLDINGS BELIEVES THAT THE VESSEL ACQUISITION IS A VALUABLE OPPORTUNITY; IF THE STOCKHOLDERS OF NAVIOS ACQUISITION DO NOT APPROVE THE VESSEL ACQUISITION, NAVIOS HOLDINGS WILL CONSUMMATE THE ACQUISITION OF THE VESSELS FOR ITS OWN ACCOUNT.

The board of directors of Navios Acquisition has fixed the close of business on April 26, 2010 as the record date (the “record date”) for the determination of stockholders entitled to receive notice of and to vote at the special meeting and any adjournments or postponements thereof. Only the holders of record of Navios Acquisition common stock on the record date are entitled to have their votes counted at the special meeting and any adjournments or postponements thereof.

Navios Acquisition will not transact any other business at the special meeting, except for business properly brought before the special meeting, or any adjournment or postponement thereof, by Navios Acquisition’s board of directors.

YOUR VOTE IS IMPORTANT. WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE IN THE ENVELOPE PROVIDED. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED BY THE PROXY HOLDERS IN FAVOR OF EACH PROPOSAL. IF YOU ABSTAIN, YOUR VOTE WILL HAVE THE EFFECT OF A VOTE AGAINST THE OUTCOME OF THE APPROVAL OF THE PROPOSAL FROM WHICH YOU ABSTAIN VOTING. A VOTE AGAINST THE VESSEL ACQUISITION PROPOSAL WILL NOT HAVE THE EFFECT OF CONVERTING YOUR SHARES UNLESS YOU ALSO DEMAND CONVERSION AND COMPLY WITH THE OTHER REQUIREMENTS APPLICABLE THERETO.

SEE THE SECTION TITLED “RISK FACTORS” BEGINNING ON PAGE 119 FOR A DISCUSSION OF VARIOUS FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE PROPOSED VESSEL ACQUISITION AND THE AMENDMENTS TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION.

This proxy statement incorporates important business and financial information about Navios Acquisition that is not included in or delivered with this document. This information is available without charge to security holders upon written or oral request. The request should be sent to: Vasiliki Papaefthymiou, 85 Akti Miaouli Street, Piraeus, Greece 185 38, (011) +30-210-4595000.

To obtain timely delivery of requested information, security holders must request the information no later than five days before the date they submit their proxies or attend the Special Meeting. The latest date to request the information to be received timely is [          ], 2010.

We are soliciting the proxy represented by the enclosed proxy card on behalf of the board of directors, and we will pay all costs of preparing, assembling and mailing the proxy materials. In addition to mailing our proxy materials, our officers may solicit proxies by telephone or fax, without receiving any additional compensation for their services. We have requested brokers, banks and nominees to forward proxy materials to the beneficial owners of our common stock. We have retained the proxy-soliciting firm of Morrow & Co., LLC to assist in the solicitation of proxies and provide related advice and informational support, at a cost of approximately $30,000. If you have any questions or need assistance in voting your shares, please contact Morrow & Co., LLC toll free at (800) 662-5200; banks and brokers may call (203) 658-9400.

This proxy statement is dated [          ], 2010 and is first being mailed to Navios Acquisition stockholders on or about [          ], 2010.

Your vote is important regardless of the number of shares you own. Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting. If you wish to attend the special meeting in person, please so indicate where requested on the accompanying proxy card.

By Order of the Board of Directors,

Angeliki Frangou
Chairman of the Board

[          ], 2010

The information in this proxy statement is subject to completion or amendment and may be changed.

SUBJECT TO COMPLETION, APRIL 8, 2010

PRELIMINARY PROXY STATEMENT

PROXY STATEMENT FOR SPECIAL MEETING OF
STOCKHOLDERS OF NAVIOS MARITIME ACQUISITION CORPORATION
TO BE HELD ON [          ], 2010

[          ], 2010

INTRODUCTION

After careful consideration, the board of directors of Navios Acquisition has unanimously approved each of the proposals discussed herein and determined that the proposals (and transactions contemplated thereby) are in the best interests of Navios Acquisition and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each proposal.

NAVIOS HOLDINGS BELIEVES THAT THE VESSEL ACQUISITION IS A VALUABLE OPPORTUNITY; IF THE STOCKHOLDERS OF NAVIOS ACQUISITION DO NOT APPROVE THE VESSEL ACQUISITION, NAVIOS HOLDINGS WILL CONSUMMATE THE ACQUISITION OF THE VESSELS FOR ITS OWN ACCOUNT.

If the vessel acquisition is completed and you vote your shares for the vessel acquisition proposal, you will continue to hold the Navios Acquisition securities that you currently own. If the vessel acquisition is completed but you have voted your shares against the vessel acquisition proposal and have properly exercised your conversion rights, your Navios Acquisition shares will be cancelled and you will receive cash equal to the conversion price per share, which amount as of April 7, 2010 was equal to approximately $9.91 per share.

This proxy statement provides you with detailed information about the proposals, the transactions contemplated thereby and the special meeting of stockholders. We encourage you to read carefully this entire document and the documents incorporated by reference, including the Acquisition Agreement and the related transaction documents, the Credit Agreements, the Acquisition Omnibus Agreement, the Administrative Services Agreement, and the Management Agreement, attached as annexes hereto. YOU SHOULD ALSO CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 119.

The vessel acquisition proposal will be approved if: (a) a majority of the shares of Navios Acquisition’s common stock issued in its initial public offering and outstanding as of the record date that are present or represented at the meeting vote in favor of the vessel acquisition proposal, and (b) no more than approximately 39.99% of the public shares (or 10,119,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their conversion rights.

The amendment proposal will be approved if a majority of the shares of Navios Acquisition’s common stock issued and outstanding as of the record date vote in favor of the amendment proposal. The approval of the amendment proposal is conditioned upon the approval of the vessel acquisition proposal. In the event the vessel acquisition proposal does not receive the necessary vote to approve such proposal, the amendment proposal will not be presented to vote at the special meeting for adoption.

We believe that, generally, for U.S. federal income tax purposes, the proposals will have no direct tax effect on stockholders of Navios Acquisition. However, if you vote against the acquisition proposal and properly convert your shares of Navios Acquisition common stock into cash at the conversion price per share, there may be certain tax consequences, such as realizing a gain or loss on your investment in Navios Acquisition’s securities. In certain cases, realized gain may be taxed as ordinary income, and losses realized may not be recognized. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS REGARDING YOUR PARTICULAR TAX CONSEQUENCES.

Navios Acquisition’s common stock, warrants and units are currently listed on the New York Stock Exchange under the symbols NNA, NNA.WS and NNA.U, respectively.

This proxy statement may incorporate important business and financial information about Navios Acquisition that is not included in or delivered with this document. This information is available without charge to security holders upon written or oral request. The request should be sent to:

Vasiliki Papaefthymiou
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street
Piraeus, Greece 185 38
(011) +30-210-4595000

To obtain timely delivery of requested information, security holders must request the information no later than five days before the date they submit their proxies or attend the special meeting. The latest date to request the information to be received timely is [          ], 2010.

i

We are soliciting the proxy represented by the enclosed proxy card on behalf of the board of directors, and we will pay all costs of preparing, assembling and mailing the proxy materials. In addition to mailing our proxy materials, our officers may solicit proxies by telephone or fax, without receiving any additional compensation for their services. We have requested brokers, banks and nominees to forward proxy materials to the beneficial owners of our common stock. We have retained the proxy-soliciting firm of Morrow & Co., LLC to assist in the solicitation of proxies and provide related advice and informational support. If you have any questions or need assistance in voting your shares, please contact Morrow & Co., LLC toll free at (800) 662-5200; banks and brokers may call (203) 658-9400.

THIS PROXY STATEMENT IS DATED [          ], 2010, AND IS FIRST BEING MAILED TO NAVIOS ACQUISITION STOCKHOLDERS ON OR ABOUT [          ], 2010.

Certain terms used herein are defined in the section titled “Definitions” beginning on page 148.

ANNEXES

Annex A	Acquisition Agreement, dated April 8, 2010 between Navios Acquisition and Navios Holdings.
Annex B	Credit Agreement, dated April 7, 2010 between certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank.
Annex C	Credit Agreement, dated April 8, 2010 between certain vessel-owning subsidiaries and DVB Bank SE and Fortis Bank.
Annex D	Revolving Credit Facility with Marfin Egnatia Bank.*
Annex E	$52.0 Million Credit Agreement.*
Annex F	Form of Management Agreement.
Annex G	Form of Administrative Services Agreement.
Annex H	Form of Acquisition Omnibus Agreement.
Annex I	Form of Amended and Restated Articles of Incorporation.
Annex J	Form of Proxy Card.

*	To be filed with the definitive proxy statement.

SUMMARY OF THE MATERIAL TERMS OF THE BUSINESS COMBINATION

•	Navios Acquisition is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, one or more assets or operating businesses in the marine transportation and logistics industries. Its principal executive offices are located in Piraeus, Greece. See the section entitled “Information About Navios Acquisition.”

•	Pursuant to the terms and conditions of the Acquisition Agreement, dated as of April 8, 2010, by and between Navios Acquisition and Navios Holdings, Navios Acquisition will acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers for an aggregate purchase price of $457.7 million, of which $334.3 million will be financed with debt. The $334.3 million debt includes a loan facility of $52.0 million, which is currently in advanced negotiations. Each vessel will be commercially and technically managed under a management agreement with a subsidiary of Navios Holdings. See the section entitled “Proposal 1 — The Vessel Acquisition Proposal.”

•	To fund the vessel acquisition and related fees and expenses, Navios Acquisition will use $334.3 million of debt financing, and the balance of the purchase price and such expenses will be funded with available cash. The purchase price for the vessels is payable in several installments: the initial installment of $191.8 million will be funded through $30.1 million from Navios Acquisition’s cash and $161.7 million from debt financing; the balance, aggregating to $265.9 million, will be paid using $93.3 million of cash and $172.6 million from debt financing, all of which will be paid in installments as vessels are delivered. After payment of the initial installment, deferred underwriter’s fees (approximately $8.9 million) and estimated transaction expenses (approximately $1.6 million), Navios Acquisition will be left with approximately $208.3 million of cash, assuming that no investors exercise their conversion rights, and $108.0 million of such cash, assuming that approximately 39.99% of investors do so exercise such conversion rights. Such amount could be further reduced if Navios Acquisition chooses to enter into any Forward Contracts (as defined in “Definitions” on page 148). See the section entitled “Proposal 1 — The Vessel Acquisition Proposal — Acquisition Debt Financing.”

•	After careful consideration, Navios Acquisition’s board of directors has determined that the proposed vessel acquisition meets all of the conditions to the consummation of a business combination described in the prospectus for Navios Acquisition’s initial public offering. See the section entitled “Proposal 1 — The Vessel Acquisition Proposal — Navios Acquisition’s Reasons for the Acquisition and Recommendation of the Navios Acquisition Board.”

•	The vessel acquisition will be approved if: (a) a majority of the shares of Navios Acquisition’s common stock issued in its initial public offering and outstanding as of the record date that are present or represented at the meeting vote in favor of the vessel acquisition proposal, and (b) no more than approximately 39.99% of the public shares (or 10,119,999 shares) both vote against the vessel acquisition proposal and properly exercise their conversion rights. See the section entitled “Proposal 1 — The Vessel Acquisition Proposal — Required Vote.”

Prior to the special meeting and depending on the timing of the installments, Navios Holdings (a) may be required to fund up to approximately $79.8 million, representing part of the equity portion of the purchase price for the vessel acquisition, and (b) has agreed to guarantee the debt related to the vessel acquisition, including indebtedness to be incurred of up to $190.3 million. If Navios Acquisition’s stockholders approve the vessel acquisition, (x) Navios Holdings will transfer to Navios Acquisition the stock of the Navios Holdings subsidiary holding directly or indirectly the rights for the vessels and (y) Navios Acquisition will guarantee approximately $334.3 million of debt financing. In addition, Navios Acquisition will also reimburse Navios Holdings for any installment payments made or out-of-pocket expenses incurred by Navios Holdings prior to such stockholder approval.

After careful consideration, the board of directors of Navios Acquisition has unanimously approved each of the proposals discussed herein and determined that the proposals (and transactions contemplated thereby) are in the best interests of Navios Acquisition and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each proposal.

NAVIOS HOLDINGS BELIEVES THAT THE VESSEL ACQUISITION IS A VALUABLE OPPORTUNITY; IF THE STOCKHOLDERS OF NAVIOS ACQUISITION DO NOT APPROVE THE VESSEL ACQUISITION, NAVIOS HOLDINGS WILL CONSUMMATE THE ACQUISITION OF THE VESSELS FOR ITS OWN ACCOUNT.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

What is the vessel acquisition?

The vessel acquisition is the acquisition of 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers under the terms of the Acquisition Agreement, dated as of April 8, 2010, by and between Navios Acquisition and Navios Holdings, pursuant to which Navios Holdings will transfer to Navios Acquisition the stock of the Navios Holdings subsidiary holding directly or indirectly the rights to the vessels. Navios Acquisition will also have options to acquire two additional newbuild product tankers. Pursuant to the terms and conditions of the Acquisition Agreement, Navios Acquisition will acquire the vessels to be delivered from the Shipbuilders and the Sellers for an aggregate purchase price of $457.7 million. The purchase price for the vessels is payable in several installments: the initial installment of $191.8 million is payable $30.1 million from Navios Acquisition’s existing cash and the $161.7 million balance from debt financing; the balance of the total purchase price, aggregating $265.9 million, will be paid using $93.3 million of available cash and the $172.6 million balance from debt financing, all of which will be paid in installments as vessels are delivered.

Information concerning the 15 vessels that are part of the vessel acquisition (including the vessels subject to the two options) is presented below:

Type	DWT	Delivery Date(1)	Purchase Price

LR1 Product Tanker	74,671	May 2010	$43.5 million
LR1 Product Tanker	74,671	May 2010	$43.5 million
Chemical Tanker	25,000	9/30/2010	$28.7 million
Chemical Tanker	25,000	11/30/2010	$28.7 million
LR1 Product Tanker	75,000	Q4 2011	$40.0 million
LR1 Product Tanker	75,000	Q4 2011	$40.0 million
MR2 Product Tanker	50,000	Q1 2012	$33.6 million
MR2 Product Tanker	50,000	Q2 2012	$33.6 million
MR2 Product Tanker	50,000	Q3 2012	$33.6 million
MR2 Product Tanker	50,000	Q3 2012	$33.6 million
MR2 Product Tanker	50,000	Q4 2012	$32.9 million
MR2 Product Tanker	50,000	Q4 2012	$32.9 million
MR2 Product Tanker	50,000	Q4 2012	$32.9 million

Options

LR1 Product Tanker	75,000	Q4 2012(2)	$40.5 million	(2)
LR1 Product Tanker	75,000	Q4 2012(2)	$40.5 million	(2)

(1)	Estimated.

(2)	Subject to the exercise by Navios Acquisition of an option to acquire the vessel which expires in November 2010.

Why is Navios Acquisition proposing the vessel acquisition?

We believe that the recent financial crisis and developments in the marine transportation industry, particularly in the product and chemical tanker sectors, have created significant opportunities to acquire vessels near historically low (inflation-adjusted) prices and employ them in a manner that will provide attractive returns on capital. We also believe that the recent financial crisis continues to adversely affect the availability of credit to shipping industry participants, creating opportunities for well-capitalized companies with committed available financing such as ours, to enter the product and chemical tanker sectors at this advantageous time.

Our business strategy is to develop a world-leading operator and charterer of modern, high-quality product and chemical tankers. Our principal focus is the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals. We will seek to establish a leadership position by leveraging the established reputation of Navios Holdings for maintaining high standards of performance, risk management, reliability and the safety of its crews, vessels and the environment. We are committed to creating long-term stockholder value by executing on a growth strategy designed to maximize returns in all economic cycles. We believe the vessel acquisition will be the first step to our becoming a world leader in the product and chemical tanker sectors.

Does Navios Acquisition’s board of directors recommend voting for the proposals?

Yes. After careful consideration, Navios Acquisition’s board of directors has determined that the vessel acquisition and the amendments to the amended and restated articles of incorporation are in the best interests of Navios Acquisition and its stockholders and that the vessel acquisition is fair, from a financial point of view, to its stockholders. The board unanimously recommends that Navios Acquisition stockholders vote (i) “FOR” the vessel acquisition proposal, and (ii) “FOR” the amendment proposal. The members of the board have interests in the vessel acquisition that are different from, or in addition to, your interests as a stockholder. For a description of such interests, please see the section entitled “Proposal 1 — The Vessel Acquisition Proposal — Interests of Navios Acquisition’s Directors and Officers in the Acquisition.” See the section entitled “Risk Factors” on page 119 for a further discussion with respect to the interests of the members of the board in the vessel acquisition.

Why has this been structured as a sale by Navios Holdings to Navios Acquisition? Is Navios Holdings receiving any extra benefit for doing so?

The structure was devised solely to accommodate Navios Acquisition. Navios Holdings is providing certainty to the transaction while Navios Acquisition seeks consent of its stockholders. Navios Holdings is not receiving any extra benefit by virtue of being the seller in this transaction.

What happens if stockholders do not approve the vessel acquisition?

If we are unable to obtain stockholder approval of the vessel acquisition, Navios Holdings will proceed with its acquisition of such vessels for its own account. See the section entitled “Risk Factors” on page 120 for a further discussion of the interests of our officers and directors and Navios Holdings in the proposed vessel acquisition.

How is Navios Acquisition paying for the acquisition?

Navios Acquisition plans to finance the $457.7 million vessel acquisition with $123.4 million from available cash and $334.3 million from new debt financing.

Who is the senior management of Navios Acquisition?

Angeliki Frangou is the Chairman and Chief Executive Officer, Ted C. Petrone is President and a director and Leonidas Korres is Chief Financial Officer of Navios Acquisition. Ms. Frangou is also the Chairman and Chief Executive Officer of Navios Holdings, our sponsor, and Mr. Petrone is a director of Navios Holdings.

Who is Navios Holdings and what is their relationship to Navios Acquisition?

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company. For over 55 years, Navios Holdings has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios Holdings also has a vast network of relationships with banks and shipbuilders. Navios Holdings’ current core fleet consists of a total of 59 vessels, aggregating approximately 6.4 million deadweight tons (“dwt”). Navios Holdings is listed on the New York Stock Exchange under the symbol “NM”. Navios Holdings is the sponsor and a principal stockholder of Navios Acquisition, and Angeliki Frangou, our Chairman and Chief Executive Officer, and Ted C. Petrone, our President and a board member, are also officers and directors of Navios Holdings.

What is the advantage to the existing and continued relationship with Navios Holdings?

One of our key competitive advantages is our relationship with Navios Holdings. Navios Holdings has developed a well-established record of using its relationships with shipbuilders, banks and other key players in the shipping industry to acquire vessels: (i) at favorable prices, (ii) using creative financing structures (such as mandatory convertible preferred stock), and (iii) with greater access to favorable debt financing. Access to favorable debt financing is evidenced by the credit arrangements for the vessel acquisition, which finance up to approximately 73% of the vessels’ purchase price at favorable interest rates and amortization profiles. In addition, we believe that our relationship with Navios Holdings will allow us to continue to obtain debt financing, as well as charter arrangements with high quality, highly rated counterparties and have access to charter party insurance. We also believe that our relationship with Navios Holdings will continue to provide us with proprietary deal flow. Furthermore, as described below, Navios Holdings has agreed to give us a right of first refusal for the purchase of tankers, including product and chemical tankers.

Since August 2005, when control of Navios Holdings changed to its current management, Navios Holding’s fleet has grown from six owned vessels and 22 chartered-in vessels, representing 1.8 million dwt, to a fleet of 32 owned vessels and 27 chartered-in vessels as of April 7, 2010, representing 6.4 million dwt. In terms of vessel growth, Navios Holding has enlarged its fleet by 256% on a deadweight ton basis over this period. In addition, during this period, Navios Holdings established Navios Partners, which today controls 13 vessels, representing 1.1 million dwt. Today, the Navios group of companies controls 72 vessels, weighing an aggregate of 7.5 million dwt, which represents a 317% growth on a deadweight ton basis since 2005. In addition, the Navios group has a combined current enterprise value of $3.0 billion as compared to Navios Holdings’ enterprise value in August 2005 of $0.6 billion, representing 414% growth.

What is Navios Holdings’ experience in the product and chemical tanker sectors?

From time to time over its more than 55-year history, Navios Holdings has had extensive operations in the tanker sector. Currently, Navios Holdings owns and operates several tankers for its cabotage business along the coastal waters of South America. These operations are part of Navios Holdings’ South American logistics business, which also transports liquid cargo products through its oil barges on the Hydrovia river system of South America and stores such products at its river port in Paraguay. As a result of these operations, Navios Holdings has developed strong relationships with oil majors such as Exxon, Esso, Glencore, Petrobras, and Repsol, all of whom are customers. Navios Holdings also has a joint venture with Vitol for four product tankers that serve the coastal areas in South America.

Given the overlap in senior management, how do Navios Holdings and Navios Acquisition plan to manage potential conflicts of interest in pursuing business opportunities after Navios Acquisition’s business combination?

At the closing of the vessel acquisition, Navios Acquisition will enter into agreements with Navios Holdings and its affiliates that are based on substantially similar agreements with Navios Maritime Partners L.P. (“Navios Partners”), another of Navios Holdings’ sponsored public companies. Among such agreements is an omnibus agreement among Navios Acquisition, Navios Holdings and Navios Partners (the “Acquisition Omnibus Agreement”), pursuant to which, among other things, Navios Acquisition will be granted a right of first refusal for business opportunities with Liquid Shipment Vessels (as defined in the Acquisition Omnibus Agreement), and Navios Holdings and Navios Partners will be granted a right of first refusal for business opportunities in the drybulk sector of the shipping industry, subject to certain permitted exceptions as outlined in the Acquisition Omnibus Agreement attached hereto as Annex H.

What are the interests of Navios Acquisition’s directors and officers, and of Navios Holdings in the transaction?

Because each of our independent directors is entitled to receive $50,000 in cash per year for their board service, accruing pro rata from the start of their service on our board of directors and payable only upon the successful completion of a business combination, the financial interest of our independent directors could influence their motivation in supporting the vessel acquisition. Further, our independent directors will continue to serve as independent directors of Navios Acquisition and Angeliki Frangou will continue to serve as our Chairman and Chief Executive Officer. Therefore, the financial interests of such individuals may influence their motivation to support the vessel acquisition and their determination as to whether the vessel acquisition is in our stockholders’ best interest. If such conflicts arise, they may not necessarily be resolved in our favor.

Since Navios Holdings owns shares of our common stock that will be released from escrow only if a business combination is successfully completed and owns warrants that will have value only if a business combination is consummated, our board may have a conflict of interest in determining whether the vessel acquisition is appropriate. The financial interests of Navios Holdings may influence the motivation of our common officers and directors in supporting the vessel acquisition. For more information on such agreements, see the section entitled “Navios Acquisition Management and Operations After the Business Combination — The Management Agreement.”

All of Navios Holdings’ investment in us will be lost if we do not consummate a business combination. Such investment is comprised of consideration paid for the sponsor units and sponsor warrants. These amounts are in addition to (i) fees and expenses for our dissolution and liquidation, which Navios Holdings has agreed to pay in the event we do not have sufficient funds outside of the trust account to pay for such expenses, and (ii) claims made against the trust account by creditors who have not executed waivers of claims.

What is being voted on?

The first proposal is to approve the acquisition of 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers under the terms of the Acquisition Agreement, dated as of April 8, 2010, by and between Navios Acquisition and Navios Holdings, pursuant to which Navios Holdings will transfer to Navios Acquisition the stock of the Navios Holdings subsidiary holding directly or indirectly the rights to the vessels. We refer to this proposal as the vessel acquisition proposal.

The second proposal is to approve the following amendments to Navios Acquisition’s amended and restated articles of incorporation: (i) change Navios Acquisition’s corporate existence to perpetual, and (ii) remove provisions that will no longer be applicable to Navios Acquisition after the business combination. We refer to this proposal as the amendment proposal.

What vote is required to approve the vessel acquisition proposal?

The vessel acquisition will be approved if: (a) a majority of the shares of Navios Acquisition’s common stock issued in its initial public offering and outstanding as of the record date that are present or represented at the meeting vote in favor of the vessel acquisition proposal, and (b) no more than approximately 39.99% of the public shares (or 10,119,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their conversion rights. Each stockholder may vote against the vessel acquisition proposal and demand that Navios Acquisition convert such stockholder’s shares into cash at the conversion price per share, which amount as of April 7, 2010 was equal to approximately $9.91 per share.

Navios Acquisition’s initial stockholders, including all of its directors and officers and their affiliates and related parties who purchased shares of common stock prior to Navios Acquisition’s initial public offering, presently own an aggregate of approximately 20% of Navios Acquisition’s outstanding shares of common stock. All of these stockholders have agreed to vote: (i) all of the shares of common stock they acquired prior to the initial public offering in the same way as the majority of the shares of common stock voted by the public stockholders regarding the vessel acquisition proposal, and (ii) any shares of common stock they have acquired since the initial public offering in favor of the vessel acquisition proposal.

The table below illustrates the number of shares of our common stock that (i) are outstanding, (ii) are held by “public” stockholders, and (iii) will be required to approve the vessel acquisition proposal, as well as (iv) the number of votes sufficient to veto the vessel acquisition proposal:

	Shares	Percentage

Shares of common stock outstanding (“common shares”)	31,625,000	100%
Outstanding common stock held by “public” stockholders (“public shares”)	25,300,000	80%
Number of public shares required to approve the vessel acquisition proposal	12,652,530	50.01%
Number of public shares sufficient to veto the vessel acquisition proposal	10,200,000	40.00%

Will I receive anything in the vessel acquisition?

If you vote your shares for the vessel acquisition proposal and the vessel acquisition is completed, you will continue to hold your Navios Acquisition securities. If the vessel acquisition is completed but you have voted your shares against the vessel acquisition proposal and have properly exercised your conversion rights, your Navios Acquisition shares will be cancelled and you will receive cash at the conversion price per share, which, as of April 7, 2010, was equal to approximately $9.91 per share.

What happens to the funds deposited in the trust account on consummation of the vessel acquisition?

On consummation of the vessel acquisition, any funds remaining in the trust account after payment of amounts, if any, to stockholders properly exercising their conversion rights, will be used to partially fund the vessel acquisition. We anticipate that a maximum amount of approximately $208.3 million may be available on consummation of the acquisition (net of all fees and expenses, and after giving effect to the initial installment), assuming that none of the public stockholders vote against the vessel acquisition proposal and convert their shares into cash. A minimum amount of $108.0 million would be available on consummation of the vessel acquisition (net of all fees and expenses, and after giving effect to the initial installment), assuming that public stockholders owning 10,119,999 shares, the maximum number of shares that can be converted, both vote against the vessel acquisition proposal and convert their shares into cash at the conversion price per share. In each case, this assumes no Forward Contract arrangements have been made.

Why is Navios Acquisition proposing the amendments to the amended and restated articles of incorporation?

If the vessel acquisition has been approved, then we will amend the provisions of Navios Acquisition’s amended and restated articles of incorporation to (i) change Navios Acquisition’s corporate existence to perpetual, and (ii) remove provisions that will no longer be applicable to Navios Acquisition after the business combination.

What vote is required in order to approve the amendment proposal?

The approval of the amendments to the amended and restated articles of incorporation will require the affirmative vote of a majority of the shares of Navios Acquisition’s common stock issued and outstanding as of the record date.

The table below illustrates the number of shares of our common stock that (i) are outstanding, (ii) are held by “public” stockholders, and (iii) will be required to approve the amendment proposal:

	Shares	Percentage

Common shares outstanding	31,625,000	100%
Public shares outstanding	25,300,000	80%
Number of common shares required to approve the amendment proposal	15,815,663	50.01%

How do I vote?

As all of our public shares are held in “street name,” which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope or by obtaining a proxy from the record holder authorizing you to vote your shares, attending the special meeting in person and voting your shares by submitting a ballot at the meeting.

What will happen if I abstain from voting or fail to vote?

An abstention, is not an affirmative vote for a respective proposal but adds to the number of shares present in person or by proxy, (i) will have the same effect as a vote against the vessel acquisition proposal but will not have the effect of converting your shares into a pro rata portion of the trust account.

A failure to vote and broker non-votes will have no impact upon the approval of the vessel acquisition proposal, but as the amendment proposal requires a majority of all outstanding shares of common stock, a failure to vote and broker non-votes will have the effect of a vote against such proposal.

What do I do if I want to change my vote or revoke my proxy?

You may change your vote by ensuring the bank, broker, or other nominee who is the record owner of your shares sends a later-dated, signed proxy card to Vasiliki Papaefthymiou at Navios Acquisition, but such later-dated proxy must be received by Navios Acquisition no later than 5:00 p.m., Eastern Standard Time, on [          ], 2010 (the business day prior to the date of the special meeting of Navios Acquisition stockholders).

You also may revoke your proxy by ensuring your bank, broker or nominee sends a notice of revocation to Vasiliki Papaefthymiou at Navios Acquisition, but such revocation must be received by Navios Acquisition no later than 5:00 p.m., Eastern Standard Time, on [          ], 2010 (the business day prior to the date of the special meeting of Navios Acquisition stockholders). You may also change your vote or revoke your proxy by obtaining a proxy from the record holder of your shares authorizing you to vote your shares or revoke your proxy, attending the special meeting in person, requesting a ballot and voting at the special meeting or requesting return of your proxy, as applicable.

What are my conversion rights in connection with the acquisition?

You have the right to vote against the vessel acquisition proposal and demand that Navios Acquisition convert all (and not less than all) of your public shares into cash at the conversion price per share.

Notwithstanding the foregoing, a stockholder, together with any affiliate or any person with whom it is acting in concert or as a partnership, syndicate or other group for the purpose of acquiring, holding, disposing, or voting Navios Acquisition’s securities, will be restricted from seeking conversion rights for more than 10% of the public shares. If the vessel acquisition is not completed, then your shares will not be converted at this time, even if you so demanded. See “The Navios Acquisition Special Meeting — Conversion Rights.”

How do I exercise my conversion rights?

If you wish to exercise your conversion rights, you must vote against the vessel acquisition proposal and, prior or contemporaneously with your vote against the vessel acquisition proposal, affirmatively demand that Navios Acquisition convert all (and not less than all) of your shares. Any action that does not include a vote against the vessel acquisition proposal will prevent you from exercising your conversion rights. If, notwithstanding your vote, the acquisition is completed, then you will be entitled to receive cash at the conversion price per share, which, as of April 7, 2010, was approximately $9.91. If you exercise your conversion rights, then you will be irrevocably exchanging your shares of common stock for cash and will no longer own those shares of common stock. You may only demand that Navios Acquisition convert your shares by checking the box on the proxy card and, at the same time, ensuring your bank or broker complies with the requirements identified below. You will only be entitled to receive cash for those shares if you continue to own those shares through the closing date of the vessel acquisition. If the vessel acquisition is not completed, then your shares will not be converted at this time, even if you so demanded. See the section entitled “The Navios Acquisition Special Meeting — Conversion Procedures.”

What additional conversion procedures are required if my shares are held in “street name”?

All of our public shares are held in “street name.” Accordingly, your bank or broker must, by 5:00 p.m., Eastern Standard Time, on [          ], 2010, the business day prior to the special meeting, electronically deliver your shares to Navios Acquisition’s transfer agent using Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System, and provide Continental Stock Transfer & Trust Company with the necessary stock powers, written instructions that you want to convert your shares and a written certificate addressed to Continental Stock Transfer & Trust Company stating that you were the owner of such shares as of the record date, you have owned such shares since the record date and you will continue to own such shares through the closing of the vessel acquisition. If your bank or broker does not provide each of these documents to Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, attn: Mark Zimkind, tel. 212-845-3287, fax 212-616-7616 by 5:00 p.m., Eastern Standard Time, on [          ], 2010, the business day prior to the special meeting, your shares will not be converted.

If you demand conversion of your shares, and later decide that you do not want to convert such shares, your bank or broker must make arrangements with Continental Stock Transfer & Trust Company, at the telephone number stated above, to withdraw the conversion. To be effective, withdrawals of shares previously submitted for conversion must be completed prior to the commencement of the special meeting.

Continental Stock Transfer & Trust Company can assist with this process. We urge stockholders who may wish to exercise their conversion rights to promptly contact the account executive at the organization holding their account to accomplish these additional procedures. If such stockholders fail to act promptly, they may be unable to timely satisfy the conversion requirements.

If I exercise my conversion rights, may I still exercise my warrants?

If you convert your shares of common stock, you will still have the right to exercise any warrants you own in accordance with their terms.

What are the U.S. federal income tax consequences of exercising my conversion rights?

Subject to the discussion of passive foreign investment companies (“PFIC”) below, if you properly exercise your conversion rights and the acquisition is completed, you will generally be required to recognize capital gain or loss upon the conversion of your shares of common stock into cash if such shares were held as a capital asset on the date of acquisition. Such gain or loss will be measured by the difference between the amount of cash you receive and your tax basis in your converted shares of common stock.

Navios Acquisition was treated as a PFIC for its 2008 and 2009 taxable years. Based upon its expected income, assets and activities, Navios Acquisition believes that it will be treated for United States federal income tax purposes as a PFIC for the 2010 taxable year. Accordingly, special rules will apply to U.S. Holders (as defined in “Tax Considerations — Material U.S. Federal Income Tax Consequences — United States Federal Income Taxation of U.S. Holders — Passive Foreign Investment Company Status and Significant Tax Consequences”) owning Navios Acquisition common stock who properly exercise their conversion rights and who have not made a timely QEF election or a timely mark-to-market election (as defined in “Tax Considerations — Material U.S. Federal Income Tax Consequences — United States Federal Income Taxation of U.S. Holders — Passive Foreign Investment Company Status and Significant Tax Consequences”) where the taxable year in which the U.S. Holder’s holding period commences was 2008 or 2009. In such case, any gain recognized on the conversion of the common stock will be treated as an “excess distribution” and will be taxed as ordinary income, and any loss realized will not be recognized. See the discussion in “Tax Considerations — Material U.S. Federal Income Tax Consequences — United States Federal Income Taxation of U.S. Holders — Passive Foreign Investment Company Status and Significant Tax Consequences.”

Who can help answer my questions?

If you have questions about the proposals or the special meeting, you may write or call Navios Maritime Acquisition Corporation at 85 Akti Miaouli Street, Piraeus, Greece 185 38, telephone: (011) +30-210-4595000, Attention: Vasiliki Papaefthymiou.

SUMMARY OF THE PROXY STATEMENT

This summary is being provided to discuss the material items with respect to the proposals, which are described in detail elsewhere in this proxy statement. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers. Unless otherwise described herein, information in this proxy statement assumes the execution of a $52.0 million credit agreement, which is currently in advanced negotiations. See the section entitled “Where You Can Find More Information.”

The Company (page 68)

Navios Acquisition is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, one or more assets or operating businesses in the marine transportation and logistics industries. If the vessel acquisition is approved and completed, we will have a fleet of 13 tankers, consisting of 11 product tankers and two chemical tankers plus options to purchase two additional product tankers. Following the vessel acquisition, our business strategy is to become a world-leading operator and charterer of modern, high-quality product and chemical tankers. Our principal focus is the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals.

The principal executive office of Navios Acquisition is located at 85 Akti Miaouli Street, Piraeus, Greece 185 38, telephone: (011) +30-210-4595000.

Market Opportunity and Business Strategy (page 25)

We believe that the recent financial crisis and developments in the marine transportation industry, particularly in the product and chemical tanker sectors, have created significant opportunities to acquire vessels near historically low (inflation-adjusted) prices and employ them in a manner that will provide attractive returns on capital. We also believe that the recent financial crisis continues to adversely affect the availability of credit to shipping industry participants, creating opportunities for well-capitalized companies with committed available financing such as ours, to enter the product and chemical tanker sectors at this advantageous time.

Our business strategy is to develop a world-leading operator and charterer of modern, high-quality product and chemical tankers. Our principal focus is the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals. We will seek to establish a leadership position by leveraging the established reputation of Navios Holdings for maintaining high standards of performance, risk management, reliability and the safety of its crews, vessels and the environment. We are committed to creating long-term stockholder value by executing on a growth strategy designed to maximize returns in all economic cycles. We believe the vessel acquisition will be the first step to our becoming a world leader in the product and chemical tanker sectors.

Our business strategy will be to:

•	Capitalize on near-historic low (inflation-adjusted) vessel prices in building a fleet of high quality, modern, double-hulled vessels;

•	Strategically manage sector exposure in product and chemical tankers;

•	Maintain an optimum charter mix;

•	Maintain a strong balance sheet and flexible capital structure;

•	Implement and sustain a competitive cost structure; and

•	Leverage the experience, brand name, global network of relationships and risk management expertise of Navios Holdings.

For more information on our market opportunity and business strategy, see the section entitled “Proposal 1 — The Vessel Acquisition Proposal — Navios Acquisition’s Reasons for the Vessel Acquisition and Recommendation of Navios Acquisition’s Board of Directors.”

Our Relationship with Navios Holdings (page 25)

One of our key competitive advantages is our relationship with Navios Holdings. Navios Holdings, our sponsor and principal stockholder, has a well-established record of using its relationships with shipbuilders, banks and other key players in the shipping industry to acquire vessels: (i) at favorable prices, (ii) using creative financing structures (such as mandatorily convertible preferred stock), and (iii) with greater access to favorable debt financing than most others can achieve. We believe that through our relationship with Navios Holdings, we will continue to receive favorable debt financing, charter arrangements, and access to charter party insurance for the vessels we acquire. In addition, we believe our relationship to Navios Holdings will continue to provide us with proprietary deal flow. Furthermore, Navios Holdings has agreed to give us a right of first refusal for the purchase of Liquid Shipment Vessels, including product and chemical tankers. In addition, we will enter into a five-year Management Agreement with a subsidiary of Navios Holdings, pursuant to which such subsidiary will provide certain commercial and technical ship management services to us.

Attractive Debt Financing (page 28)

We believe that our relationship with Navios Holdings will enable us to access favorable debt financing, as evidenced by the Credit Agreements, which contain favorable features, including:

Advanced Rate

•	73% financing of the aggregate purchase price of the vessels;

Interest Rate

•	for $334.3 million of the debt, interest margin ranging from 2.50% to 2.75% over the applicable base rate;

Term

•	six-year term for $277.0 million of debt;

Favorable Amortization

•	for $225.0 million of the debt, approximately 17-year amortization profile ($16.0 million balloon payment per vessel against a loan of $25.0 million per vessel);

•	for $52.0 million installment, approximately 14.5-year amortization profile ($15.24 million balloon payment per vessel against a loan of $26.0 million per vessel);

Favorable Covenants

•	loan to value ratio covenants (post-delivery of vessel) initially of 125%;

•	financial covenants generally inapplicable until after delivery of the vessels;

•	ability to distribute up to 50% of net profits; and

•	no negative covenants restricting the incurrence of additional debt or preventing us from acquiring additional vessels.

The above reflects three six-year term loans (one of which is in advanced stages of negotiation) for an aggregate of $277.0 million of indebtedness, and a two-year, $57.3 million revolving credit facility for general corporate purposes, repayable in one installment in March 2012 (with available one-year extensions). The covenants described above apply only to the term loans of $225.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments” for a more detailed discussion of the Credit Agreements.

See the section entitled “Risk Factors” beginning on page 119 for a discussion of risks associated with our debt financing.

The Vessel Acquisition Proposal (page 22)

Navios Acquisition is proposing to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers pursuant to the Acquisition Agreement between Navios Acquisition and Navios Holdings for an aggregate purchase price of $457.7 million.

Navios Acquisition plans to complete the vessel acquisition as soon as practicable, provided that:

•	Navios Acquisition’s stockholders have approved the vessel acquisition proposal;

•	public stockholders owning no more than approximately 39.99% of the Navios Acquisition public shares, or 10,119,999 shares of common stock, vote against the vessel acquisition proposal and properly exercise their conversion rights; and

•	the other conditions specified in the Acquisition Agreement have been satisfied or waived.

The Acquisition Agreement and related transaction agreements are included as Annex A through Annex H, attached to this proxy statement. We encourage you to read the Acquisition Agreement in its entirety. See the section entitled “Proposal 1 — The Vessel Acquisition Proposal — The Vessel Acquisition Agreements.”

The Amendment Proposal (page 36)

Navios Acquisition is seeking stockholder approval to amend Navios Acquisition’s amended and restated articles of incorporation. Any amendment will become effective only if and when the vessel acquisition is completed. The amendment proposal, if approved, will provide for the amendment of Navios Acquisition’s amended and restated articles of incorporation to: (i) change the period of its corporate existence to perpetual, and (ii) delete the preamble and sections A through E, inclusive, of Article Sixth and to redesignate section F of Article Sixth as Article Sixth, as such provisions will no longer be applicable to Navios Acquisition after the business combination.

Navios Acquisition’s Board of Directors’ Recommendations (pages 35 and 36)

After careful consideration, the board of directors of Navios Acquisition has unanimously approved each of the proposals discussed herein and determined that the proposals (and transactions contemplated thereby) are in the best interests of Navios Acquisition and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each proposal.

NAVIOS HOLDINGS BELIEVES THAT THE VESSEL ACQUISITION IS A VALUABLE OPPORTUNITY; IF THE STOCKHOLDERS OF NAVIOS ACQUISITION DO NOT APPROVE THE VESSEL ACQUISITION, NAVIOS HOLDINGS WILL CONSUMMATE THE ACQUISITION OF THE VESSELS FOR ITS OWN ACCOUNT.

Conversion Rights (page 20)

Pursuant to Navios Acquisition’s amended and restated articles of incorporation, a public stockholder who votes against the acquisition may demand that Navios Acquisition convert all (and not less than all) of their public shares into cash at the conversion price per share. If you properly exercise your conversion rights, then you will be irrevocably exchanging your shares of common stock for cash and will no longer own those shares of common stock. Based on the amount of cash held in the trust account as of April 7, 2010, without taking into account any interest accrued after such date, you will be entitled to convert each public share that you own into approximately $9.91. You may only demand that Navios Acquisition convert your shares by checking the box on the proxy card and, at the same time, ensuring your bank or broker complies with the requirements identified elsewhere herein. You will only be entitled to receive cash for those shares if you continue to own those shares through the closing date of the acquisition.

Notwithstanding the foregoing, a stockholder, together with any affiliate or any person with whom it is acting in concert or as a partnership, syndicate or other group for the purpose of acquiring, holding, disposing, or voting Navios Acquisition’s securities, will be restricted from seeking conversion rights with respect to more than 10% of the public shares.

If you convert your shares of common stock, you will still have the right to exercise any warrants you own in accordance with their terms.

If the vessel acquisition is not completed, then your shares will not be converted at this time, even if you so demanded. The acquisition will not be completed if public stockholders owning more than approximately 39.99% of the public shares (or 10,119,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their conversion rights.

Risk Factors (page 119)

In evaluating the proposal and the acquisition, you should carefully read this proxy statement and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 119.

The acquisition of the 13 vessels by Navios Acquisition will be accounted for as an asset acquisition. The initial measurement of the asset acquisition will be based upon the fair value of the consideration exchanged.

We have presented the selected unaudited pro forma condensed combined financial information that reflects the results of the vessel acquisition had the transition occurred as of December 31, 2009. The unaudited pro forma combined information is for illustrative purposes only. You should not rely on the unaudited pro forma combined balance sheet as being indicative of the historical financial position that would have been achieved had the vessel acquisition been consummated as of the date of this proxy statement.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2009
(In U.S. dollars)

					Additional
					Pro-Forma
		Pro-forma			Adjustments (with
	As at	Adjustments		Combined	10,199,999 Shares		Combined
	December 31,	(Assuming No Stock		(Before Stock	of Common Stock		(After Stock
	2009	Conversion)(1)		Conversion)(1)	Conversion)(1)		Conversion)(1)

ASSETS
Current assets
Cash	87,099			87,099	—		87,099
Cash — receipt of funds from loan	—	158,996,126	(2)	158,996,126	—		158,996,126
Cash — payment of deferred underwriter’s fees	—	(8,855,000	)(3)	(8,855,000)	—		(8,855,000)
Cash — payment for the vessel acquisition	—	(191,748,944	)(4)	(191,748,944)	—		(191,748,944)
Cash — payment of transaction costs	—	(1,613,000	)(5)	(1,613,000)	—		(1,613,000)
Cash — release of the trust account	—	251,493,295	(6)	251,493,295	—		251,493,295
Cash — payment to convert stock into cash	—	—		—	(100,289,190	)(8)	(100,289,190)
Prepaid expenses	55,295	—		55,295	—		55,295

Total current assets	142,394	208,272,477		208,414,871	(100,289,190)		108,125,681
Other assets
Deposits for vessel acquisitions	—	191,748,944	(4)	191,748,944	—		191,748,944
Deferred transaction costs	—	1,613,000	(5)	1,613,000	—		1,613,000
Investment in trust account, including restricted cash	251,493,295	(251,493,295	)(6)	—	—		—
Deferred finance costs	—	2,690,250	(2)	2,690,250	—		2,690,250

Total other assets	251,493,295	(55,441,101)		196,052,194	—		196,052,194

Total assets	251,635,689	152,831,376		404,467,065	(100,289,190)		304,177,875

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	56,479	—		56,479	—		56,479
Accrued expenses	414,215	—		414,215	—		414,215

					Additional
					Pro-Forma
		Pro-forma			Adjustments (with
	As at	Adjustments		Combined	10,199,999 Shares		Combined
	December 31,	(Assuming No Stock		(Before Stock	of Common Stock		(After Stock
	2009	Conversion)(1)		Conversion)(1)	Conversion)(1)		Conversion)(1)

Amount due to related parties	30,119	—		30,119	—		30,119
Long-term debt, current portion	—	3,000,000	(2)	3,000,000	—		3,000,000

Total current liabilities	500,813	3,000,000		3,500,813	—		3,500,813
Long term liabilities
Long-term debt, net of current portion	—	158,686,376	(2)	158,686,376	—		158,686,376
Deferred underwriter’s fees	8,855,000	(8,855,000	)(3)	—	—		—

Common stock subject to redemption, 10,119,999 shares at redemption value, $9.91 per share	100,289,190	(100,289,190	)(7)	—	—		—
Total liabilities	109,645,003	52,542,186		162,187,189	—		162,187,189

Commitments	—	—		—	—		—
Stockholders’ equity
Preferred Stock, $.0001 par value; 1,000,000 shares authorized; none issued
Common stock, $.0001 par value, authorized 100,000,000 shares; 31,625,000 shares issued and outstanding (includes the 10,199,999 shares subject to redemption)	3,163	—		3,163	(1,020	)(8)	2,143
Additional paid-in capital	141,588,151	100,289,190	(6)	241,877,341	(100,288,170	)(8)	141,589,171
Earnings accumulated during the development stage	399,372	—		399,372	—		399,372

Total stockholders’ equity	141,990,686	100,289,190		242,279,876	(100,289,190)		141,990,686

Total liabilities and stockholders’ equity	251,635,689	152,831,376		404,467,065	(100,289,190)		304,177,875

(1)	Assumes no Forward Contracts.

(2)	To record the receipt of proceeds from the debt financing in order to finance the vessel acquisition. Navios Acquisition will pay to the Lenders upfront fees depending on the available loan amount under each facility.

(3)	To record the payment of the deferred underwriter’s fees, payable upon consummation of Navios Acquisition’s initial business combination.

(4)	To record the payment to the Shipbuilders and the Sellers of the initial installment or the deposit of the vessel acquisition, as applicable.

(5)	To record the transaction expenses, which consist of approximately (a) $490,000 for travelling and road show expenses, annual meeting and other expenses, (b) $245,000 for consulting expenses, (c) $763,000 for legal expenses, (d) $10,000 for audit fees, and (e) $105,000 for printing expenses. These fees will be capitalized on the balance sheet and amortized over future periods.

(6)	To record the release of the cash held in the trust account.

(7)	If all stockholders approve the vessel acquisition, the 10,199,999 shares of temporary equity will become permanent equity.

(8)	To record the conversion of the 10,199,999 shares of common stock (shares to be cancelled after the conversion), if 39.99% of the public holders of Navios Acquisition’s common stock both vote against the vessel acquisition proposal and properly exercise their conversion rights.

PER SHARE MARKET PRICE INFORMATION

Navios Acquisition common stock, warrants and units are currently quoted on the New York Stock Exchange under the symbols “NNA,” “NNA.WS” and “NNA.U,” respectively. The closing prices of the common stock, warrants, and units, on April 7, 2010, the last trading day before the announcement of the execution of the Acquisition Agreement, were $9.84 per share, $0.68 per warrant and $10.26 per unit, respectively. Each unit of Navios Acquisition consists of one share of common stock and one warrant. The warrants became separable from the common stock on July 7, 2008. Each warrant entitles the holder to purchase from Navios Acquisition one share of common stock at an exercise price of $7.00 upon the completion of an initial business combination. The warrants will expire at 5:00 p.m., Eastern Standard Time, on June 25, 2013, or earlier upon redemption. Prior to July 1, 2008, there was no established public trading market for Navios Acquisition’s common stock, warrants or units.

The following table sets forth, for the calendar quarter indicated, the quarterly high and low closing sales prices of Navios Acquisition’s units, common stock and warrants on the New York Stock Exchange.

	Price Range		Price Range		Price Range
	Units		Common stock		Warrants
	High	Low	High	Low	High	Low

Quarter Ended:
June 30, 2010 (through April 7, 2010)	$10.26	$10.26	$9.89	$9.84	$0.68	$0.64
March 31, 2010	$10.32	$10.11	$9.90	$9.79	$0.68	$0.45
December 31, 2009	$10.55	$9.73	$9.90	$9.61	$0.76	$0.52
September 30, 2009	$10.05	$9.64	$9.60	$9.37	$0.81	$0.40
June 30, 2009	$9.47	$9.10	$9.36	$9.03	$0.48	$0.18
March 31, 2009	$9.20	$8.61	$9.07	$8.57	$0.20	$0.16
December 31, 2008	$9.20	$8.40	$8.70	$8.08	$0.44	$0.14
September 30, 2008*	$10.20	$9.26	$9.40	$8.79	$1.05	$0.44

(*)	Period beginning July 1, 2008.

Holders

As of April 7, 2010, there was one holder of record of our units, seven holders of record of our common stock and seven holders of record of our warrants. The units (and the shares of common stock included in the units) issued in our initial public offering were available initially only in book-entry form and are currently represented by one or more global certificates, which were deposited with, or on behalf of, DTC and registered in its name or in the name of its nominee. Accordingly, all of the public shares are held in “street name.” Navios Acquisition believes that the aggregate number of beneficial holders of its units, common stock and warrants is in excess of 400 persons.

Dividend Policy

We have never declared nor paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors. In addition, the terms of the Credit Agreements permit distribution of up to 50% of net profits without the Lenders’ consent.

THE NAVIOS ACQUISITION SPECIAL MEETING

The Special Meeting

Navios Acquisition is furnishing this proxy statement to you as part of the solicitation of proxies by the Navios Acquisition board of directors for use at the special meeting in connection with the proposed vessel acquisition. This proxy statement provides you with the information you need to be able to vote or instruct your vote to be cast at the special meeting.

Date, Time and Place

The special meeting will be held at 10:00 a.m., Eastern Standard Time, on [          ], 2010, at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., The Chrysler Center, 666 Third Avenue, New York, New York 10017.

Purpose of the Special Meeting

At the special meeting, the holders of Navios Acquisition common stock are being asked to:

•	approve the acquisition of 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers pursuant to the terms and conditions of the Acquisition Agreement, dated as of April 8, 2010, by and between Navios Acquisition and Navios Holdings; and

•	approve the amendment of Navios Acquisition’s amended and restated articles of incorporation to (i) change the period of its corporate existence to perpetual, and (ii) delete the preamble and sections A through E, inclusive, of Article Sixth and to redesignate section F of Article Sixth as Article Sixth, as such provisions will no longer be applicable to Navios Acquisition after the business combination.

Navios Acquisition’s board of directors:

•	has unanimously determined that the vessel acquisition is, from a financial point of view, fair to, and in the best interests of, Navios Acquisition and its stockholders;

•	has unanimously determined that the consideration to be paid by Navios Acquisition in connection with the vessel acquisition is fair to its current stockholders from a financial point of view and the aggregate fair market value of the 13 vessels being acquired plus options to purchase two additional product tankers is greater than 80% of the value of the net assets of Navios Acquisition at the time of the execution of the Acquisition Agreement;

•	has unanimously approved the vessel acquisition, the amendments to the amended and restated articles of incorporation and all transaction agreements required to consummate such transactions; and

•	unanimously recommends that the holders of Navios Acquisition common stock vote (i) “FOR” the vessel acquisition proposal, and (ii) “FOR” the amendment proposal.

Record Date; Who is Entitled to Vote

The record date for the special meeting is April 26, 2010. Record holders of Navios Acquisition common stock at the close of business on the record date are entitled to vote or have their votes cast at the special meeting. On the record date, there were 31,625,000 issued and outstanding shares of Navios Acquisition common stock.

Each share of Navios Acquisition common stock is entitled to one vote at the special meeting.

The initial stockholders have agreed to vote: (i) all of the shares of common stock they acquired before to the initial public offering in the same way as the majority of the shares of common stock voted by the public stockholders regarding the vessel acquisition proposal, and (ii) any shares of common stock they have acquired since the initial public offering in favor of the vessel acquisition proposal. The public stockholders are free to vote their shares as they see fit.

The quorum for the special meeting is the presence, in person or by proxy, of holders of a majority of the issued and outstanding shares of common stock. A quorum is the minimum number of issued and outstanding shares of common stock, the holders of which must be present at a meeting in order to duly convene the meeting. Shares held by stockholders who are present in person at the meeting but who do not vote or who mark their proxy cards to show abstentions, and shares represented by broker non-votes, are included for purposes of determining the presence of a quorum. In the absence of a quorum, stockholders representing a majority of the votes present in person or represented by proxy at such meeting, may adjourn the meeting until a quorum is present.

Navios Acquisition’s issued and outstanding warrants do not have voting rights and holders of Navios Acquisition warrants will not be entitled to vote at the special meeting.

Navios Acquisition Shares

The units (and the shares of common stock included in the units) issued in our initial public offering were available initially only in book-entry form and are currently represented by one or more global certificates, which were deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in its name or in the name of its nominee. Accordingly, all of the public shares are held in “street name.”

Voting Your Shares

Your proxy card shows the number of shares of Navios Acquisition common stock that you own.

There are two ways to vote your shares of Navios Acquisition common stock at the special meeting:

•	You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Navios Acquisition board, “FOR” the vessel acquisition proposal and “FOR” the amendment proposal.

•	You can attend the special meeting and vote in person. Navios Acquisition will give you a ballot when you arrive, however, you must get a proxy from the broker, bank or other nominee that is the record holder of your shares. That is the only way Navios Acquisition can be sure that your broker, bank or other nominee has not already voted your shares.

Who can answer your questions about voting your shares

If you have any questions about how to vote or direct a vote in respect of your Navios Acquisition common stock, you may call Vasiliki Papaefthymiou at (011) +30-210-4595000 or Morrow & Co., LLC at (800) 607-0088.

No additional matters may be presented at the special meeting

This special meeting has been called only to consider the vessel acquisition proposal and the amendment proposal. Under Navios Acquisition’s bylaws, other than procedural matters incident to the conduct of the meeting, no other matters may be considered at the special meeting.

Changing your vote or revoking your proxy

You may change your vote by ensuring your bank, broker or other nominee sends a later-dated, signed proxy card to Vasiliki Papaefthymiou at Navios Acquisition, but such later-dated proxy must be received by Navios Acquisition no later than 12:00 p.m., Eastern Standard Time, on [          ], 2010 (the business day prior to the date of the special meeting of Navios Acquisition stockholders).

You also may revoke your proxy by ensuring your bank, broker or other nominee sends a notice of revocation to Vasiliki Papaefthymiou at Navios Acquisition, but such revocation must be received by Navios

Acquisition no later than 12:00 p.m., Eastern Standard Time, on [          ], 2010 (the business day prior to the date of the special meeting of Navios Acquisition stockholders).

You may also change your vote or revoke your proxy by obtaining a proxy from the record holder of your shares authorizing you to vote your shares or revoke your proxy, attending the special meeting and requesting a ballot and voting at the special meeting or requesting return of your proxy, as applicable.

Vote required

The vessel acquisition will be approved if: (a) a majority of the shares of Navios Acquisition’s common stock issued in its initial public offering and outstanding as of the record date that are present or represented at the meeting vote in favor of the vessel acquisition proposal, and (b) no more than approximately 39.99% of the public shares (or 10,119,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their conversion rights.

The approval of the amendments to the amended and restated articles of incorporation will require the affirmative vote of a majority of the shares of Navios Acquisition’s common stock issued and outstanding as of the record date.

Abstentions and broker non-votes

An abstention is not an affirmative vote for a respective proposal but adds to the number of shares present in person or by proxy, (i) will have the same effect as a vote against the vessel acquisition proposal but will not have the effect of converting your shares into a pro rata portion of the trust account.

A failure to vote and broker non-votes will have no impact upon the approval of the vessel acquisition proposal but as the amendment proposal requires a majority of all outstanding shares of common stock, a failure to vote and broker non-votes will have the effect of a vote against such proposal.

Conversion Rights

Pursuant to Navios Acquisition’s amended and restated articles of incorporation, Navios Acquisition’s public stockholders may vote against the vessel acquisition proposal and demand that Navios Acquisition convert all (and not less than all) of their public shares into cash at the conversion price per share. If you properly exercise your conversion rights, then you will be irrevocably exchanging your shares of common stock for cash and will no longer own those shares of common stock. Based on the amount of cash held in the trust account as of April 7, 2010, without taking into account any interest accrued after such date, you will be entitled to convert each public share that you own into approximately $9.91 per share. You may only demand that Navios Acquisition convert your shares by checking the box on the proxy card and, at the same time, ensuring your bank or broker complies with the requirements described elsewhere herein. You will only be entitled to receive cash for those shares if you continue to hold those shares through the closing date of the vessel acquisition.

Notwithstanding the foregoing, a stockholder, together with any affiliate of theirs or any person with whom they are acting in concert or as a partnership, syndicate or other group for the purpose of acquiring, holding, disposing, or voting Navios Acquisition’s securities, will be restricted from seeking conversion rights with respect to more than 10% of the public shares. If the vessel acquisition is not completed, then your shares will not be converted at this time, even if you so demanded.

If you convert your shares of common stock, you will still have the right to exercise any warrants you own in accordance with their terms.

Prior to exercising conversion rights, Navios Acquisition stockholders should verify the market price of Navios Acquisition’s common stock, as they may receive higher proceeds from the sale of their shares in the public market than from exercising their conversion rights. The closing price of Navios Acquisition’s common stock on April 7, 2010, the last trading day before the date of this proxy statement, was $9.84.

Conversion Procedures

If you wish to exercise your conversion rights, you must:

•	affirmatively vote against approval of the vessel acquisition proposal;

•	demand that your shares of Navios Acquisition common stock be converted into cash in accordance with the procedures described in this proxy statement; and

•	ensure that your bank or broker complies with the procedures described in the next paragraph.

Your bank or broker must, by 5:00 p.m., Eastern Standard Time, on [          ], 2010, the business day prior to the special meeting, electronically deliver your shares to Navios Acquisition’s transfer agent using Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System, and provide Continental Stock Transfer & Trust Company with the necessary stock powers, written instructions that you want to convert your shares and a written certificate addressed to Continental Stock Transfer & Trust Company stating that you were the owner of such shares as of the record date, you have owned such shares since the record date and you will continue to own such shares through the closing of the acquisition. If your bank or broker does not provide each of these documents to Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, attention: Mark Zimkind, tel. 212-845-3287, fax 212-616-7616, by 5:00 p.m., Eastern Standard Time, on [          ], 2010, the business day prior to the special meeting, your shares will not be converted.

If you demand conversion of your shares, and later decide that you do not want to convert such shares, your bank or broker must make arrangements with Continental Stock Transfers & Trust Company, at the telephone number stated above, to withdraw the conversion. To be effective, withdrawals of shares previously submitted for conversion must be completed prior to the commencement of the special meeting.

Continental Stock Transfer & Trust Company can assist with this process. We urge stockholders who may wish to exercise their conversion rights to promptly contact the account executive at the organization holding their account to accomplish these additional procedures. If such stockholders fail to act promptly, they may be unable to timely satisfy the conversion requirements.

Any action that does not include a vote against the vessel acquisition proposal will prevent you from exercising your conversion rights.

Solicitation Costs

Navios Acquisition is soliciting proxies on behalf of the Navios Acquisition board of directors, and Navios Acquisition will pay all costs of preparing, assembling and mailing the proxy materials. This solicitation is being made by mail. Navios Acquisition and its directors and officers may also solicit proxies in person, by telephone, by fax or by other electronic means and, in the event of such solicitations, the information provided will be consistent with this proxy statement and enclosed proxy card. These persons will not receive any additional compensation for these services. Navios Acquisition will ask banks, brokers and nominees to forward its proxy materials to their beneficial owners and to obtain their authority to execute proxies and voting instructions. Navios Acquisition will reimburse them for their reasonable expenses. We have retained the proxy-soliciting firm of Morrow & Co., LLC to assist in the solicitation of proxies and provide related advice and informational support, at a cost of approximately $30,000.

Stock Ownership

There are 31,625,000 outstanding shares of Navios Acquisition common stock. Our common stock ownership is described elsewhere in this proxy statement under “Principal Stockholders.”

PROPOSAL 1 — THE VESSEL ACQUISITION PROPOSAL

The discussion in this proxy statement of the vessel acquisition and the principal terms of the Acquisition Agreement, dated as of April 8, 2010, by and between Navios Acquisition and Navios Holdings is subject to, and is qualified in its entirety by reference to, the Acquisition Agreement. A copy of the Acquisition Agreement is attached as Annex A to this proxy statement and is incorporated in this proxy statement by this reference. See the section entitled “Risk Factors” beginning on page 119 for a further discussion of risks related to the vessel acquisition proposal.

General Description of the Vessel Acquisition

Pursuant to the Acquisition Agreement, Navios Acquisition will acquire 13 vessels (11 product tankers and two chemical tankers), plus options to purchase two additional product tankers, by purchasing the stock of the Navios Holdings subsidiary holding directly or indirectly the rights to the Shipbuilding Contracts or the MOAs for the vessels. The aggregate purchase price is $457.7 million. The aggregate fair market value of the vessels is equal at least to 80% of Navios Acquisition’s net assets (excluding deferred underwriting discounts and commissions in the amount of $8.9 million).

The proposed vessel acquisition consists of three separate transactions. The largest transaction, involving nine vessels, results from a prospective purchaser’s financial inability to continue making required payments under the related nine Shipbuilding Contracts. Our purchase price for these vessels under the Shipbuilding Contracts reflects price concessions by the Shipbuilder of approximately $57.3 million as compared to the prior contract price, including a $14.6 million credit for amounts already paid by the original purchaser. The original purchaser (an unaffiliated party) has been released from any obligation to make any further payment under the original agreements and will have no rights to the Shipbuilding Contracts. The Shipbuilder of the nine vessels is Dae Sun Shipbuilding & Engineering Co., Ltd., a South Korean shipyard established in 1945.

The second transaction is the acquisition of two LR1 product tankers for $43.5 million per vessel ($87.0 million in total) that are currently in the water and will enter time charters upon delivery. The charters will be three-year time charters, at a hire rate of $17,000 net per vessel per day, or $18.6 million minimum contracted revenue, plus a 50/50 profit sharing arrangement with the charterer on charter revenue exceeding $17,000 per day. STX Shipbuilding Co., Ltd. was the builder of these LR1 product tankers.

The third transaction is the acquisition of two newbuild LR1 product tankers for $40.0 million per vessel ($80.0 million in total) plus two options, each of which is exercisable until November 2010, to acquire an LR1 product tanker for $40.5 million ($81.0 million if both options are exercised) with delivery dates in the fourth quarter of 2012. The Shipbuilder of these tankers (including the two that may be purchased pursuant to the exercise of options) is Sungdong Shipbuilding & Marine Engineering Co., Ltd., of South Korea.

All vessels are being designed, constructed, inspected and tested in accordance with the rules and regulations of and under special survey of the American Bureau of Shipping.

All of these transactions result from Navios Holdings’ network of business and commercial relationships, providing access to acquire the vessels, and Navios Holdings providing relationships to obtain favorable debt financing for such vessels.

Prior to the special meeting and depending on the timing of the installments, Navios Holdings (a) may be required to fund up to approximately $79.8 million, representing part of the equity portion of the purchase price for the vessel acquisition, and (b) has agreed to guarantee the debt related to the vessel acquisition, including indebtedness to be incurred of up to $190.3 million. If Navios Acquisition’s stockholders approve the vessel acquisition, (x) Navios Holdings will transfer to Navios Acquisition the stock of Navios Holdings’ subsidiary holding directly or indirectly the rights to the vessels, and (y) Navios Acquisition will guarantee approximately $334.3 million of debt financing. The Lenders have consented to replacing Navios Holdings with Navios Acquisition as guarantor of the Credit Agreements guaranteed by Navios Holdings. In addition, Navios Acquisition will also reimburse Navios Holdings for any installment payments made or out-of-pocket expenses incurred by Navios Holdings prior to such stockholder approval. If Navios Acquisition is unable to obtain stockholder approval of the vessel acquisition, Navios Holdings will consummate the acquisition of the vessels for its own account.

After the closing, a subsidiary of Navios Holdings will provide commercial and technical management services to Navios Acquisition’s fleet.

Background of the Acquisition

Subsequent to the initial public offering, the officers and directors of Navios Acquisition commenced an active search for a business combination candidate. The effort included contacting ship brokers, investment bankers and commercial banks and other institutions and doing diligence on a number of fleets of varying types and sizes and other business opportunities.

In early February 2010, a major European commercial bank contacted Angeliki Frangou, our Chairman and Chief Executive Officer, with a proposal for the sale of a number of newbuilding product and chemical tankers under construction, including a proposal for their financing. After several discussions concerning the specifications of the vessels, the terms of the Shipbuilding Contracts, the terms that would be made available to Navios Acquisition, and negotiations concerning the debt financing, Navios Acquisition determined to proceed with the transaction.

Because the first installment payment might have been required before the date of our stockholder meeting, Navios Holdings agreed, as an accommodation to us and to provide certainty to the transaction, to enter into the Shipbuilding Contracts and to make payments in connection with the vessel acquisition pending the approval of the vessel acquisition by the Navios Acquisition stockholders.

During February and March, the senior management of Navios Acquisition continued their active search for additional assets in the product and chemical tanker sectors with a focus on such vessels that:

•	would further strengthen Navios Acquisition’s balance sheet;

•	provide secure revenue with creditworthy counterparties; and

•	complement the existing portfolio of committed vessels within the product tanker sector with different types and sizes of vessels.

This search resulted in the addition of (i) the acquisition from the Sellers of the two LR1 product tankers for $43.5 million per vessel and (ii) the acquisition of two newbuild product tankers for $40.0 million per vessel, plus the acquisition from the Sungdong Shipbuilding & Marine Engineering Co., Ltd. of two options, each exercisable until November 2010 to acquire an LR1 product tanker for $40.5 million.

The initial acquisition opportunity and acquisition of additional assets were facilitated by Navios Holdings’ relationships with the major shipyards, financing banks and other market contacts, which allowed us to identify, negotiate and conclude within a relatively short period of time both the purchase contracts and the required financing on favorable terms.

When we determined to proceed with the vessel acquisition, we had already considered several other potential business combination transactions. These candidates were in various sectors of the shipping industry, including oil tankers, container vessels, and drybulk carriers. All prospective business combinations were accorded serious consideration by Navios Acquisition’s executive officers but were rejected for a number of reasons including:

•	Navios Acquisition’s negative view as to prospects for the opportunity generally, including perceptions concerning positioning in the business cycle;

•	desirability of asset pricing;

•	small transaction sizes;

•	uncertain corporate or financing structures;

•	creditworthiness of counterparties; and

•	undesirable vessel ages or specifications.

Navios Acquisition’s board of directors considered a wide variety of factors in connection with its evaluation and recommendation to approve the vessel acquisition proposal. The board relied on an analysis or review of various factors, including, but not limited to, the following:

•	the high quality and young age of the vessels;

•	the diversity of the vessel types comprising the fleet;

•	the purchase price of the vessels near historically low (inflation-adjusted) prices;

•	the availability of flexible and attractive debt financing;

•	the sectors in which the vessels operate and management’s belief as to the point of the business cycle at which it is making the acquisition;

•	the strong demand for refined petroleum products (clean and dirty) and bulk liquid chemicals in recent years by developing countries, particularly China and India, that has resulted in robust growth for tanker shipping, as well as increased charter rates;

•	the industry data that supported the vessel values and purchase price; and

•	the fact that the Acquisition Agreement was the result of a comprehensive review conducted by Navios Acquisition’s board (with the assistance of its financial and legal advisors) of the strategic alternatives available to Navios Acquisition.

Navios Acquisition’s board of directors also considered potential risks relating to the vessel acquisition, including the following:

•	the Shipbuilders may fail to deliver a vessel or vessels to Navios Acquisition;

•	the volatility of charter rates and vessel values in the product and chemical tanker sectors; and

•	the risks and costs to Navios Acquisition if the vessel acquisition is not completed, including the need to locate another suitable business combination or arrangement before it is required to liquidate.

Navios Acquisition decided to pursue the vessel acquisition because it concluded that:

•	the product and chemical tanker sectors have favorable industry dynamics over the long term;

•	modern product and chemical tankers of the highest specifications were available at near historically low (inflation-adjusted) prices;

•	the vessel acquisition provided a conservative entry into the product and chemical tanker sectors with medium-size tonnage subject to less volatility;

•	the financing terms were favorable in terms of cost and amortization, and allowed significant flexibility to Navios Acquisition to pursue its growth strategy without restrictive covenants that have otherwise been required by financing banks since the beginning of the worldwide financial crisis; and

•	there was an opportunity to deal with reliable counterparties with whom Navios Holdings had successfully pursued similar deals in the past.

Following meetings of our board of directors on March 24 and April 6, 2010, and following receipt of a fairness opinion from an organization affiliated with the Financial Industry Regulatory Authority, Inc. (“FINRA”), the board of directors unanimously approved the vessel acquisition.

For further potential risks relating to the vessel acquisition, see the section entitled “Risk Factors” beginning on page 119.

Navios Acquisition’s Reasons for the Vessel Acquisition and Recommendation of Navios Acquisition’s Board of Directors

Navios Acquisition’s board of directors has concluded that the vessel acquisition is in the best interests of Navios Acquisition and its stockholders and that the vessel acquisition is fair, from a financial point of view, to Navios Acquisition’s stockholders. The board of directors based this decision in part on a fairness opinion delivered by an organization affiliated with the FINRA. The Navios Acquisition board of directors also concluded that the aggregate fair market value of the 13 vessels is equal to at least 80% of Navios Acquisition’s net assets (excluding deferred underwriting discounts and commissions held in the trust account in the amount of $8.9 million) at the time of the execution of the definitive agreements for the vessel acquisition and that all other conditions to the consummation of the vessel acquisition set forth in the prospectus for Navios Acquisition’s initial public offering have been met. The total consideration for the vessel acquisition is $457.7 million. Eighty percent of Navios Acquisition’s net assets, as of April 7, 2010 (excluding deferred underwriting discounts and commissions held in the trust account in the amount of $8.9 million) is approximately $120.7 million. Set forth below are all of the material reasons why Navios Acquisition chose to engage in the contemplated vessel acquisition.

Market Opportunity

We believe that the recent financial crisis and developments in the marine transportation industry, particularly in the product and chemical tanker sectors, have created significant opportunities to acquire vessels near historically low (inflation-adjusted) prices and employ them in a manner that will provide attractive returns on capital. We also believe that the recent financial crisis continues to adversely affect the availability of credit to shipping industry participants, creating opportunities for well-capitalized companies with committed available financing such as ours, to enter the product and chemical tanker sectors at this advantageous time.

Relationship with Navios Holdings

One of our key competitive advantages is our relationship with Navios Holdings.

Navios Holdings has developed considerable experience and a global network of relationships during its 55-year history of investing and operating in the maritime industry. We believe we will be able to leverage Navios Holdings’ global network of relationships to source attractive acquisitions, obtain competitive debt financing, and engage in innovative financing (such as the mandatorily convertible preferred stock Navios Holdings issued in acquiring certain newbuild vessels). In addition, we believe we will be able to use Navios Holdings’ established market contacts’ intelligence to attract high quality charter parties and to obtain insurance from an “AA+” rated governmental agency of an European Union member state. Furthermore, we will enter into a five-year Management Agreement with a subsidiary of Navios Holdings, pursuant to which such subsidiary will provide certain commercial and technical ship management services to us.

Navios Holdings’ long involvement and reputation for reliability in the Asia Pacific region have also allowed it to develop privileged relationships with many of the largest institutions in Asia. Through these institutional relationships, Navios Holdings has obtained relatively low-cost, long-term charter-in deals, with options both to extend time charters and purchase vessels. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants that lack Navios Holdings’ brand recognition, credibility, and track record.

Our relationship with Navios Holdings is also expected to enable us to access debt financing on favorable terms, as evidenced by the approximately 73% financing of the purchase price for the vessel acquisition and the favorable interest rates on such debt financing, as well as flexible financial and other covenants that will allow us to pursue our growth strategy.

Business Strategy

We believe that the recent financial crisis and developments in the marine transportation industry, particularly in the product and chemical tanker sectors, have created significant opportunities to acquire vessels near historically low (inflation-adjusted) prices and employ them in a manner that will provide attractive returns on capital. We also believe that the recent financial crisis continues to adversely affect the availability of credit to shipping industry participants, creating opportunities for well-capitalized companies with committed available financing such as ours, to enter the product and chemical tanker sectors at this advantageous time.

Our business strategy is to develop a world-leading operator and charterer of modern, high-quality product and chemical tankers. Our principal focus is the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals. We will seek to establish a leadership position by leveraging the established reputation of Navios Holdings for maintaining high standards of performance, risk management, reliability and the safety of its crews, vessels and the environment. We are committed to creating long-term stockholder value by executing on a growth strategy designed to maximize returns in all economic cycles. We believe that acquiring vessels in both the product and chemical tanker sectors will provide us with more balanced exposure to commodities, and more diverse opportunities to generate revenues than would a focus on any single shipping sector. We believe the vessel acquisition will be the first step to our becoming a world leader in these sectors. Should the opportunity present itself, we would also consider entering the oil tanker sector for transporting crude oil.

Our business strategy is based primarily upon the following principles:

•	Capitalize on near-historic low (inflation-adjusted) vessel prices in building a fleet of high quality, modern, double-hulled vessels;

•	Strategically manage sector exposure in product and chemical tankers;

•	Maintain an optimum charter mix;

•	Maintain a strong balance sheet and flexible capital structure;

•	Implement and sustain a competitive cost structure; and

•	Leverage the experience, brand name, global network of relationships and risk management expertise of Navios Holdings.

Capitalize on Near-Historic Low (Inflation-Adjusted) Vessel Prices

We intend to grow our fleet using Navios Holdings’ global network of relationships and long experience in the marine transportation industry, coupled with our financial resources and financing capability, to make selective acquisitions of young, high quality, modern, double-hulled vessels in the product and chemical tanker sectors. Vessel prices in these sectors have been severely affected by the continuing scarcity of debt financing available to shipping industry participants resulting from the recent worldwide financial crisis and because of the depressed charter rates for tankers that have persisted since the fall of 2008. We believe the most attractive opportunity in the maritime industry is acquiring modern tonnage in the product and chemical tanker sectors that are currently at cyclically low levels.

Strategically Manage Sector Exposure

We intend to operate a fleet of product and chemical tankers, as we believe that operating a fleet that carries refined petroleum products (clean and dirty) and bulk liquid chemicals provides us with diverse opportunities with a range of producers and consumers. As we grow our fleet, we expect to adjust our relative emphasis among the product and chemical tanker sectors over time according to our view of the relative opportunities in these sectors. We believe that having a mixed fleet of product and chemical tankers will give us the flexibility to adapt to changing market conditions, to capitalize on sector-specific opportunities and to manage our business successfully throughout varying economic cycles. We will also consider entering the crude oil transportation sector opportunistically.

Maintain Optimum Charter Mix

Depending on market conditions, we intend to deploy our vessels to leading charterers on a mix of short-, medium- and long-term time charters, including spot charters. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer term time charters. We will also seek profit sharing arrangements in our long-term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates in the event of a strong spot market. We initially intend to limit the duration of the charters for the newbuilding product and chemical tankers we expect to acquire, as we believe this will give us the flexibility to take advantage of rising charter rates if the charter markets improve as the global economy strengthens.

Maintain a Strong Balance Sheet and Flexible Capital Structure

We believe our strong balance sheet and relationships with commercial and other banks provide significant financial flexibility. We have been able to fund approximately 73% of the vessel acquisition purchase price through favorable long-term financing. This financial flexibility permits us to pursue attractive business opportunities.

The $457.7 million aggregate purchase price of the vessels will be paid in several installments. The first installment of $191.8 million will require $30.1 million of equity, and $161.7 million from debt financing. The $265.9 million balance will be paid as vessels are delivered. Of this amount, approximately $172.6 million will be financed from debt financing and the $93.3 million balance will be funded from available cash. Thus, after giving effect to the first installment, payment of deferred underwriters’ fees (approximately $8.9 million), and estimated transaction expenses (approximately $1.6 million), we will have a cash balance of $208.3 million (assuming no conversion of shares and no Forward Contracts transactions), which will be available for us to implement our growth strategy. We expect that our strong balance sheet and significant cash balances will allow competitive bank financing for acquisitions. As a result, we believe we will be well-positioned to grow our fleet by pursuing selective acquisitions of product and chemical tankers.

Implement and Sustain a Competitive Cost Structure

Pursuant to the Management Agreement and Administrative Services Agreement (as more fully described below under “Proposal 1 — The Vessel Acquisition Proposal”), a subsidiary of Navios Holdings will coordinate and oversee the commercial, technical and administrative management of our fleet. We believe that such subsidiary of Navios Holdings will be able to do so at rates competitive with those that would be available to us through independent vessel management companies. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs.

We believe that we will be able to leverage the economies of scale of Navios Holdings and manage operating and maintenance costs. At the same time, we believe the young age and high quality of the vessels in our fleet, coupled with Navios Holdings’ safety and environmental record, will position us favorably within the product and chemical tanker sectors with our customers and for future business opportunities.

Leverage Navios Holdings’ Experience, Brand, Network and Risk Management Expertise

Experience and Relationships

We intend to capitalize on the global network of relationships that Navios Holdings has developed during its long history of investing and operating in the marine transportation industry. This includes decades-long relationships with leading charterers, financing sources and key shipping industry players. When charter markets and vessel prices are depressed and vessel financing is difficult to obtain, as is currently the case, we believe the relationships and experience of Navios Holdings and its management enhances our ability to acquire young, technically advanced vessels at cyclically low prices and employ them under attractive charters with leading charterers.

Navios Holdings’ long involvement and reputation for reliability in the Asia Pacific region have also allowed it to develop privileged relationships with many of the largest institutions in Asia. Through these institutional relationships, Navios Holdings has obtained relatively low-cost, long-term charter-in deals, with options to extend time charters and options to purchase the majority of the vessels. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants that lack Navios Holdings’ brand recognition, credibility, and track record.

Access to Attractive Debt Financing

We believe that our relationship with Navios Holdings will enable us to access favorable debt financing, as evidenced by the Credit Agreements, which contain favorable features, including:

Advanced Rate

•	73% financing of the aggregate purchase price of the vessels;

Interest Rate

•	for $334.3 million of the debt, interest margin ranging from 2.50% to 2.75% over the applicable base rate;

Term

•	six-year term for $277.0 million of debt;

Favorable Amortization

•	for $225.0 million of the debt, approximately 17-year amortization profile ($16.0 million balloon payment per vessel against a loan of $25.0 million per vessel);

•	for $52.0 million installment, approximately 14.5-year amortization profile ($15.24 million balloon payment per vessel against a loan of $26.0 million per vessel);

Favorable Covenants

•	loan to value ratio covenants (post-delivery of vessel) initially of 125%;

•	financial covenants generally inapplicable until after delivery of the vessels;

•	ability to distribute up to 50% of net profits; and

•	no negative covenants restricting the incurrence of additional debt or preventing us from acquiring additional vessels.

The above reflects three six-year term loans (one of which is in advanced stages of negotiation) for an aggregate of $277.0 million of indebtedness, and a two-year, $57.3 million revolving credit facility for general corporate purposes, repayable in one installment in March 2012 (with available one-year extensions). The covenants described above apply only to the term loans of $225.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments” for a more detailed discussion of the Credit Agreements.

See the section entitled “Risk Factors” beginning on page 119 for a discussion of risks associated with our debt financing.

Benefit from Navios Holdings’ Leading Risk Management Practices

Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns. Navios Holdings actively engages in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates.

Navios Holdings closely monitors credit exposure to charterers and other counterparties. Navios Holdings has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high-credit, quality-collateralized corporations and financial institutions. Navios Holdings has strict guidelines and policies that are designed to limit the amount of credit exposure. Most importantly, Navios Holdings has insured its charter-out contracts through a “AA+” rated governmental agency of an European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy for the remaining term of the charter-out contract (subject to applicable deductibles and other customary limitations for insurance). Navios Acquisition will benefit from these established policies, as well as seek to benefit from the credit risk insurance available to Navios Holdings, although no assurance can be provided that it will so qualify.

Reasons for Entering the Product and Chemical Tanker Sectors

We believe that the product and chemical tanker sectors are attractive because of the current opportunity to acquire tankers in those sectors near historically low (inflation-adjusted) prices, and given the likely future demand for these services. The recent financial turmoil, and the more restrictive lending practices that have resulted, has had a significant impact on new vessel pricing. As can be seen in the charts below, newbuild product tanker values have declined significantly from the recent peak in 2008, with newbuild tanker values for 50,000 deadweight ton vessels declining from an average of $52.1 million in 2008 to $34.5 million in 2010. Chemical tanker prices are also near their inflation-adjusted historical low, with newbuild tanker values for 25,000 dwt vessels declining to $42.0 million in 2010.

Product Tankers Newbuild Pricing
(50,000 dwt)

Source: Drewry

Chemical Tankers Newbuild Pricing
(25,000 dwt)

Source: Drewry

Product and chemical tankers are also attractive sectors because of the significant growth in demand during the period between 2000 through 2009 and the macro drivers suggesting continued growth as the global recession eases. During the period between 2000 through 2009, demand for transporting refined petroleum products increased by almost 110%, or a compound annual growth rate of about 8.6%. The demand for transporting bulk liquid chemicals increased during this same period by approximately 5.7% annually. Emerging markets were significant demand drivers for both sectors and are expected to continue as emerging markets, particularly Asia and the Middle East, build refineries. As the global economies exit the recent recession, emerging markets and countries of the Organization for Economic Co-operation and Development (“OECD”) will likely create significant additional demand for tanker services.

We believe as the global market improves, we will be positioned to take advantage of accompanying rate increases.

The Vessel Acquisition Agreements

The summary of the material terms of the Acquisition Agreement and related agreements, the Management Agreement, the Acquisition Omnibus Agreement, and the Administrative Services Agreement appearing below and elsewhere in this proxy statement is subject to the terms and conditions of all such agreements, forms of which are attached to this proxy statement as Annex A through Annex H. These summaries may not contain all of the information about the foregoing agreements that is important to you. We encourage you to read carefully all such agreements in their entirety.

The Acquisition Agreement

As more fully described above under the caption “— General Description of the Vessel Acquisition”, pursuant to the Acquisition Agreement, Navios Acquisition, will acquire 13 vessels (11 product tankers and two chemical tankers), plus options to purchase two additional product tankers, by purchasing the stock of the Navios Holdings subsidiary holding directly or indirectly the rights to the Shipbuilding Contracts or the MOAs for the vessels, for an aggregate purchase price of $457.7 million.

Prior to the special meeting and depending on the timing of the installments, Navios Holdings (a) may be required to fund up to approximately $79.8 million, representing part of the equity portion of the purchase price for the vessel acquisition, and (b) has agreed to guarantee the debt related to the vessel acquisition, including indebtedness to be incurred of up to $190.3 million. To the extent Navios Holdings has made payments in connection with the vessel acquisition, Navios Acquisition will reimburse Navios Holdings for any such payments upon approval of the vessel acquisition proposal. Following the vessel acquisition, Navios Holdings will have no further liability under the Credit Agreements, the Shipbuilding Contracts or the MOAs.

The construction and delivery of 11 of the vessels are governed by the terms and conditions of the respective Shipbuilding Contract. Each of the contracts includes customary terms and provisions for (a) the description of each vessel, (b) the payment terms, (c) approval of plans and drawings, (d) inspection during construction, (e) sea trials, (f) delivery condition, and (g) termination of the contracts. The purchase price of the vessels under construction is payable in installments that are connected with certain shipbuilding milestones and upon delivery of each vessel. The remaining two vessels are governed by the terms and conditions of the MOAs. Upon signing of the MOAs, 10% of the purchase price thereunder is payable, and the balance of 90% is payable upon delivery of the vessels.

Information about the 15 vessels that are part of the vessel acquisition (including the vessels subject to the two options), and the purchase price payable by the nominated subsidiaries under the Shipbuilding Contracts and MOAs, are described in the table below:

Type	DWT	Delivery Date(1)	Purchase Price

LR1 Product Tanker	74,671	May 2010	$43.5 million
LR1 Product Tanker	74,671	May 2010	$43.5 million
Chemical Tanker	25,000	9/30/2010	$28.7 million
Chemical Tanker	25,000	11/30/2010	$28.7 million
LR1 Product Tanker	75,000	Q4 2011	$40.0 million
LR1 Product Tanker	75,000	Q4 2011	$40.0 million
MR2 Product Tanker	50,000	Q1 2012	$33.6 million
MR2 Product Tanker	50,000	Q2 2012	$33.6 million

Type	DWT	Delivery Date(1)	Purchase Price

MR2 Product Tanker	50,000	Q3 2012	$33.6 million
MR2 Product Tanker	50,000	Q3 2012	$33.6 million
MR2 Product Tanker	50,000	Q4 2012	$32.9 million
MR2 Product Tanker	50,000	Q4 2012	$32.9 million
MR2 Product Tanker	50,000	Q4 2012	$32.9 million

Options

LR1 Product Tanker	75,000	Q4 2012(2)	$40.5 million(2)
LR1 Product Tanker	75,000	Q4 2012(2)	$40.5 million(2)

(1)	Estimated.

(2)	Subject to the exercise by Navios Acquisition of an option to acquire the vessel which expires in November 2010.

The Management Agreement

As more fully described above under the caption “Navios Acquisition Management and Operations After the Business Combination — The Management Agreement,” at the closing of the vessel acquisition, we will enter into a five-year Management Agreement with a subsidiary of Navios Holdings, pursuant to which such subsidiary will provide certain commercial and technical ship management services to us, including commercial and technical management of vessels, vessel maintenance and crewing, supply purchasing and insurance arrangement.

The Administrative Services Agreement

As more fully described above under the caption “Navios Acquisition Management and Operations After the Business Combination — The Administrative Services Agreement,” at the closing of the vessel acquisition, we will enter into a five-year Administrative Services Agreement with a subsidiary of Navios Holdings, pursuant to which it will provide certain administrative management services to us, including bookkeeping, audit and accounting services; legal and insurance services; administrative and clerical services; banking and financial services; advisory services; and client and investor relationship management.

The Acquisition Omnibus Agreement

As more fully described above under the caption “Navios Acquisition Management and Operations After the Business Combination — The Acquisition Omnibus Agreement,” at the closing of the vessel acquisition, we will enter into the Acquisition Omnibus Agreement with Navios Holdings, our principal stockholder, and Navios Partners, another New York Stock Exchange publicly traded company sponsored by Navios Holdings, pursuant to which, subject to certain limited exceptions, Navios Acquisition will have a priority to own, charter-in or acquire Liquid Shipment Vessels (as defined in the Acquisition Omnibus Agreement) and Navios Holdings and Navios Partners will have first right to Drybulk Carriers (as defined in the Acquisition Omnibus Agreement).

Anticipated Accounting Treatment

The acquisition of the 13 vessels by Navios Acquisition will be accounted for as an asset acquisition. The initial measurement of the asset acquisition will be based upon the fair value of the consideration exchanged.

Deferred Underwriting Fees for Navios Acquisition’s Initial Public Offering

In connection with Navios Acquisition’s initial public offering, the underwriters agreed to defer fees equal to 3.5% of the gross proceeds from the sale of the units to the public stockholders, or $8,855,000, until the consummation of Navios Acquisition’s initial business combinations. S. Goldman Advisors LLC may act as a proxy solicitor for Navios Acquisition, for which it may receive a separate fee that has not yet been negotiated. Except as described in the prior sentence and with respect to any fees received for purchases made during the buyback period, the underwriters will not receive any additional compensation in connection with the proposed acquisition.

Interests of Navios Acquisition’s Directors and Officers in the Acquisition

In considering the recommendation of the board of directors of Navios Acquisition to vote for the vessel acquisition proposal, you should be aware that certain of Navios Acquisition’s directors and officers have interests in the acquisition that differ from, or are in addition to, those of Navios Acquisition stockholders generally. See “Certain Relationships and Related Party Transactions — Conflicts of Interest” and “Risk Factors”. In particular:

•	Navios Holdings owns approximately 19.1% of our outstanding shares of common stock and warrants to purchase an aggregate of 13,925,000 shares of our common stock at an exercise price of $7.00 per share. These warrants become exercisable only upon our consummation of a business combination and Navios Holdings shares of our common stock will be released from escrow only if a business combination is successfully completed. In addition, Navios Holdings will earn fees through arrangements between us and one of its subsidiaries for providing commercial and technical ship management services. Thus, as discussed below, our board may have a conflict of interest in determining whether a particular target acquisition is appropriate to effect a business combination.

•	All of Navios Holdings’ investment in us will be lost if we do not consummate a business combination. Such investment is comprised of consideration paid for the sponsor units and sponsor warrants. These amounts are in addition to (i) fees and expenses for our dissolution and liquidation, which Navios Holdings has agreed to pay in the event we do not have sufficient funds outside of the trust account to pay for such expenses, and (ii) claims made against the trust account by creditors who have not executed waivers of claims.

•	Navios Holdings and an affiliate of Angeliki Frangou have agreed to acquire through J.P. Morgan Securities Inc., or a third party, $60.0 million of Navios Acquisition’s common stock in open market purchases or privately negotiated purchases. Of this amount, Navios Holdings has agreed to purchase up to $45.0 million, and an affiliate of Angeliki Frangou has agreed to purchase up to $15.0 million of common stock. Navios Holdings and Angeliki Frangou, or their respective affiliates, may make purchases in excess of such amounts. Share purchases may commence two business days after Navios Acquisition files a preliminary proxy statement with the Securities Exchange Commission (“SEC”) and will end on the date of the special stockholders meeting (the “buyback period”). If at least $30.0 million is not spent by Navios Holdings in making such purchases, Navios Holdings will invest the difference in Navios Acquisition at $9.91 per share immediately before consummating the vessel acquisition. Other affiliates may make such purchases as well. Any such purchases will be made in compliance with all applicable securities laws. Navios Holdings, Angeliki Frangou, our other officers and directors, and/or their respective affiliates, have agreed to vote all of such shares acquired by them in such purchases in favor of the vessel acquisition proposal. The commitment described above is in substitution for a $30.0 million commitment made by Angeliki Frangou in connection with our initial public offering.

•	In addition, Navios Acquisition, the initial stockholders (including Navios Holdings) and their respective affiliates may purchase, or negotiate Forward Contracts to provide for the purchase of, public shares from holders who indicate their intention to vote against the vessel acquisition proposal and seek conversion, or who otherwise wish to sell their public shares. Any such open market purchases would be made in private transactions in specific individual instances with institutional or sophisticated investors, and carried out in full compliance with applicable state laws and federal securities laws. It is anticipated that Navios Acquisition would approach a limited number of its large stockholders that have voted against the vessel acquisition proposal and demanded conversion of their shares, or that have indicated an intention to do so, and engage in direct negotiations for the purchase of such holders’ positions. Arrangements of such nature would only be entered into and effected in accordance with applicable law at a time when Navios Acquisition, the initial stockholders and/or their respective affiliates are not aware of any material nonpublic information regarding Navios Acquisition and its securities or pursuant to Forward Contracts between the buyer and seller of such shares in a form that would not violate insider trading rules. Definitive arrangements have not yet been determined but might include the arrangements described under “Definitions — Forward Contracts”.

•	Angeliki Frangou and Ted C. Petrone are officers and directors of both Navios Holdings and Navios Acquisition. Under Marshall Islands law, each of these individuals has a fiduciary duty to us, and not to Navios Holdings or any of our other stockholders or affiliates, in acting as our officer and/or director. These fiduciary duties include the duty of loyalty, which requires that an officer or director must exercise his or her powers in good faith in the best interests of the corporation he or she serves and not in the director’s or officer’s own interest or in the interest of another person or an organization with which the officer or director is associated. Thus, except for the significant, indirect influence as it may derive from the overlap in our management or being a principal stockholder of Navios Acquisition, Navios Holdings is not entitled to any input or influence with respect to our affairs.

•	The table below shows the dollar value and the unrealized profit on all of the shares and warrants currently owned by Navios Holdings, our directors and officers, based on closing prices of our common stock and warrants of $9.84 and $0.68, respectively, as of April 7, 2010. The portion of the table below headed “Common Stock” does not include the common stock underlying warrants covered in the portion of the table below headed “Warrants.”

	Common Stock				Warrants
		Amount	Current	Unrealized		Amount	Current	Unrealized
	Owned	Paid(2)	Value(2)	Profit(2)	Owned	Paid(2)	Value(2)(3)(4)	Profit(2)

Navios Maritime Holdings Inc.(1)	6,035,000	$25,000	$59,384,400	$59,359,400	13,635,000	$7,600,000	$38,723,400	$31,123,400
Angeliki Frangou	200,000	—	1,968,000	1,968,000	200,000	—	568,000	568,000
Ted C. Petrone	50,000	—	492,000	492,000	50,000	—	142,000	142,000
Nikolaos Veraros	10,000	—	98,400	98,400	10,000	—	28,400	28,400
Julian David Brynteson	15,000	—	147,600	147,600	15,000	—	42,600	42,600
John Koilalous	15,000	—	$147,600	$147,600	15,000	—	$42,600	$42,600

Total	6,325,000	$25,000	$62,238,000	$62,213,000	13,925,000	$7,600,000	$39,547,000	$31,947,000

(1)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (our Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Ted C. Petrone (our president), Spyridon Magoulas, John Stratakis and Allan Shaw. In addition, we have been informed by Navios Maritime Holdings Inc. that, based upon documents filed with the SEC that are publicly available, it believes that the beneficial owners of greater than 5% of the common stock of Navios Holdings are: Angeliki Frangou, who has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock of Navios Holdings, and, as of October 10, 2005, she had purchased approximately $10.0 million worth of common stock. Any such additional purchases would change the percentage owned by the initial stockholders and Ms. Frangou (23.2%) and FMR LLC (6.8%). We have been informed by Navios Holdings that, other than Angeliki Frangou, the President, Chief Executive Officer and a director of Navios Maritime Holdings Inc., no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.

(2)	These amounts are rounded to the nearest dollar.

(3)	The current value of the warrants represents their intrinsic value (share price less exercise price).

(4)	These warrants have an exercise price of $7.00 per share.

(5)	Based on the closing sale price on the New York Stock Exchange on April 7, 2010.

If a business combination is not consummated within the required time period and Navios Acquisition is dissolved, the value of each of the shares and warrants set forth in the table above would be $0.

•	If Navios Acquisition dissolves and liquidates prior to the consummation of a business combination, Navios Holdings, pursuant to a written agreement executed in connection with the initial public offering, will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of any vendor or other party with which Navios Acquisition has contracted for services rendered or products sold to Navios Acquisition and claims of target businesses to the extent such claim actually reduces the amount of funds in the trust account. However, Navios Holdings has agreed to indemnify only if such party has not executed a valid and enforceable waiver of any rights or claims to the trust account. This agreement was entered into to reduce the risk that, in the event of Navios Acquisition’s dissolution and liquidation, the trust account is reduced by claims of creditors. However, we cannot assure you that Navios Holdings will be able to satisfy these indemnification obligations. If the vessel acquisition is completed, such obligations will terminate.

•	Because each of our independent directors will be entitled to receive $50,000 in cash per year for their board service, accruing pro rata from the start of their service on our board of directors and payable only upon the successful completion of a business combination, the financial interest of our independent directors could influence their motivation in selecting a target business. Therefore, the financial interests of such individuals may influence their motivation to support the vessel acquisition and determination as to whether the vessel acquisition is in our stockholders’ best interest. If conflicts arise, they may not necessarily be resolved in our favor.

•	In addition, if we are unable to obtain stockholder approval of the vessel acquisition, Navios Holdings will proceed with its acquisition of such vessels on the same terms and conditions as set forth in the Acquisition Agreement, including the purchase price.

•	At the closing of the vessel acquisition, Navios Acquisition will enter into agreements with Navios Holdings and its affiliates that are based on substantially similar agreements with Navios Partners, another of Navios Holdings’ sponsored public companies. Such agreements include: a Management Agreement, pursuant to which a subsidiary of Navios Holdings will provide the vessels owned by Navios Acquisition with commercial and technical ship management services; an Administrative Services Agreement, pursuant to which a subsidiary of Navios Holdings will provide the vessels owned by Navios Acquisition with certain administrative, back office and advisory services; and the Acquisition Omnibus Agreement among Navios Acquisition, Navios Holdings and Navios Partners, pursuant to which Navios Acquisition will be granted a right of first refusal for business opportunities with Liquid Shipment Vessels (as defined in the Acquisition Omnibus Agreement), and Navios Holdings and Navios Partners will be granted a right of first refusal for business opportunities in the drybulk sector of the shipping industry, subject to certain permitted exceptions as outlined in the Acquisition Omnibus Agreement. For more information on these agreements, please see the section entitled “Proposal 1 — The Vessel Acquisition Proposal — The Vessel Acquisition Agreements” and review the agreements attached hereto as Annexes F, G and H, respectively.

Required Vote

The vessel acquisition will be approved if: (a) a majority of the shares of Navios Acquisition’s common stock issued in its initial public offering and outstanding as of the record date that are present or represented at the meeting vote in favor of the vessel acquisition proposal, and (b) no more than approximately 39.99% of the public stockholders (or 10,119,999 shares) both vote against the vessel acquisition proposal and properly exercise their conversion rights.

If you abstain your vote, it will have the same effect as a vote against the vessel acquisition proposal but will not have the effect of converting your shares into a pro rata portion of the trust account in which a substantial portion of Navios Acquisition’s initial public offering and held, unless an affirmative election voting against the vessel acquisition proposal is made and an affirmative election to convert such shares of common stock is made on the proxy card.

If your broker holds your shares in its name and you do not give the broker voting instructions, your broker cannot vote your shares. Broker non-votes are not deemed to be present and represented and are not entitled to vote, and, therefore, will have no effect on the outcome of this proposal.

Recommendation

After careful consideration of the terms and conditions of the proposed vessel acquisition, the board of directors of Navios Acquisition has determined that the vessel acquisition and the transactions contemplated thereby are in the best interests of Navios Acquisition and its stockholders and that the vessel acquisition is fair, from a financial point of view, to its stockholders. Navios Acquisition’s board of directors unanimously recommends that you vote or give instructions to vote “FOR” the vessel acquisition proposal.

NAVIOS HOLDINGS BELIEVES THAT THE VESSEL ACQUISITION IS A VALUABLE OPPORTUNITY; IF THE STOCKHOLDERS OF NAVIOS ACQUISITION DO NOT APPROVE THE VESSEL ACQUISITION, NAVIOS HOLDINGS WILL CONSUMMATE THE ACQUISITION OF THE VESSELS FOR ITS OWN ACCOUNT.

The foregoing discussion of the information and factors considered by the Navios Acquisition board of directors is not meant to be exhaustive, but includes the material information and factors considered by Navios Acquisition’s board of directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE VESSEL ACQUISITION PROPOSAL.

PROPOSAL 2 — THE AMENDMENT PROPOSAL

Background

This proposal to amend our amended and restated articles of incorporation is conditioned upon and subject to the approval of the vessel acquisition proposal.

The amendment proposal, if approved, will provide for the amendment of Navios Acquisition’s amended and restated articles of incorporation to:

•	change the period of its corporate existence to perpetual; and

•	delete the preamble and sections A through E, inclusive, of Article Sixth and to redesignate section F of Article Sixth as Article Sixth, as such provisions will no longer be applicable to Navios Acquisition after the business combination.

In the judgment of Navios Acquisition’s board of directors, the amendment proposal is desirable for the following reasons:

•	The present amended and restated articles of incorporation provides that Navios Acquisition’s corporate existence will terminate on July 1, 2010. In order to continue in existence after the consummation of the vessel acquisition subsequent to such date, this provision must be amended. Perpetual existence is the usual period of existence for corporations and Navios Acquisition’s board of directors believes it is the most appropriate period for its existence following the vessel acquisition.

•	The preamble and sections A through E of the present Article Sixth relate to the operation of Navios Acquisition as a blank check company prior to the consummation of its initial business combination and will not be applicable after consummation of the vessel acquisition. Accordingly, they will serve no further purpose.

If the amendment proposal is approved, Navios Acquisition’s amended and restated articles of incorporation that will be in the form as attached hereto as Annex I.

Required Vote

The approval of the amendments to the amended and restated articles of incorporation requires the affirmative vote of holders of at least a majority of the outstanding shares of our common stock. If you abstain your vote will be treated as a vote against this proposal. If your broker holds your shares in its name and you do not give the broker voting instructions, your broker cannot vote your shares. Broker non-votes are not deemed to be present and represented and are not entitled to vote, and like failing to vote, will have no effect on this proposal.

Recommendation

The board of directors believes that it is in the best interests of Navios Acquisition that the stockholders approve the proposal to authorize the board of directors to amend our articles of incorporation.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF NAVIOS ACQUISITION VOTE “FOR” THE AMENDMENT PROPOSAL TO AUTHORIZE THE BOARD OF DIRECTORS, IN ITS DISCRETION, TO AMEND NAVIOS ACQUISITION’S AMENDED AND RESTATED ARTICLES OF INCORPORATION.

THE INTERNATIONAL PRODUCT AND CHEMICAL TANKER SECTORS OF
THE SHIPPING INDUSTRY

The information and data contained in this section relating to the international product and chemical tanker shipping industries has been provided by Drewry, and is taken from Drewry’s database and other sources available in the public domain. We do not have any knowledge that the information provided by Drewry is inaccurate in any material respect. Drewry has advised us that (i) some information in Drewry’s database is derived from estimates or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database, and (iii) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures and may accordingly contain errors. The source of all tables and charts in this section is Drewry unless otherwise indicated.

Introduction

The seaborne transportation industry is a vital link in international trade, with oceangoing vessels representing the most efficient, and often the only means of transporting large volumes of basic commodities and finished products. Seaborne cargo is broadly categorized as either liquid or dry cargo. Liquid cargo includes crude oil, refined petroleum products, bulk liquid chemicals, vegetable oils, and liquefied gases. Dry cargo includes drybulk cargo, container cargo, non-container cargo and other cargo.

The following table presents the breakdown of global seaborne trade by type of cargo in 2000 and 2009.

World Seaborne Trade: 2000 & 2009

			CAGR(1)
	Trade — Tons		2000-09	% Total Trade
	2000	2009	%	2000	2009

Liquid Cargo
Crude Oil	1,661	1,952	1.81	28.2	24.8
Refined Petroleum Products	451	724	5.40	7.6	9.2
Liquid Chemicals	128	211	5.68	2.2	2.7
Liquefied Gases	168	258	4.91	2.8	3.3
Total Liquid Cargo	2,408	3,145	3.01	40.8	39.9
Dry Cargo
Major Bulks	1,249	1,894	4.73	21.2	24.0
Iron Ore	489	928	7.37	8.3	11.8
Coal	539	753	3.78	9.1	9.6
Grain	221	213	(0.43)	3.8	2.7
Minor Bulks	901	1,076	1.98	15.3	13.6
Total Drybulk	2,151	2,969	3.65	36.5	37.6
Container Cargo	620	1,183	7.43	10.5	15.0
Non-container/General Cargo	720	590	(2.19)	12.2	7.5
Total Dry Cargo	3,491	4,742	3.46	59.2	60.1
Total Seaborne Trade	5,899	7,887	3.28	100.0	100.0

(1)	Compound annual growth rate.

In 2009, approximately 7.9 billion tons of cargo of all types was transported by sea, compared with 5.9 billion tons in 2000. Over this period the compound average annual growth rate (“CAGR”) in seaborne trade was 3.3%.

Refined Petroleum Products

Refined petroleum products are oil-based products, which can be obtained from primary distillation of crude oil and are normally used outside the refinery industry. The main products are sometimes classed as “clean” — gasoline, kerosene, gas/diesel oil and naphtha, while “dirty” products consist of fuel oil, bitumen, and paraffin waxes. Both clean and dirty products are carried mainly in dedicated product tankers, although crude oil tankers can carry fuel oil.

World Oil Demand and Supply

Demand for crude oil and refined petroleum products is in turn affected by a number of factors including general economic conditions (including increases and decreases in industrial production), oil prices, environmental concerns, weather conditions, and competition from alternative energy sources. The following table sets out information regarding annual crude oil consumption in each region or country indicated in the table between 2000 and 2009.

World Oil Consumption: 2000 to 2009
(Million Barrels Per Day)

											CAGR%
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	‘00-’09

North America	24.0	24.0	24.1	24.5	25.3	25.5	25.4	25.5	24.2	23.2	(0.38)%
Europe	15.1	15.3	15.3	15.4	15.6	15.5	15.5	15.3	15.4	14.6	(0.37)%
Pacific	8.6	8.7	8.6	8.7	8.5	8.6	8.5	8.4	8.1	7.7	(1.22)%
Total OECD(1)	47.7	48.0	48.0	48.6	49.4	49.6	49.4	49.2	47.7	45.5	(0.52)%
China	4.8	4.7	5.0	5.6	6.4	6.6	7.0	7.6	7.9	8.5	6.56%
Middle East	4.7	5.2	5.4	5.4	5.8	6.1	6.5	6.5	7.1	7.2	4.85%
Asia (excluding China)	7.3	7.6	7.9	8.1	8.6	8.8	8.9	9.5	9.7	9.9	3.44%
Africa	2.4	2.6	2.7	2.7	2.8	2.9	3.0	3.1	3.2	3.2	3.25%
Latin America	4.9	4.9	4.8	4.7	4.9	5.0	5.2	5.7	5.9	6.0	2.28%
FSU(2)	3.6	3.7	3.5	3.6	3.7	3.8	3.9	4.2	4.2	3.9	0.89%
Europe	0.7	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.7	0.7	0.00%
Total Non-OECD	28.4	29.5	30.0	30.8	32.9	33.9	35.2	37.4	38.7	39.4	3.70%
World Total	76.1	77.5	78.0	79.4	82.3	83.5	84.6	86.6	86.4	84.9	1.22%

(1)	Organization for Economic Co-operation and Development.

(2)	Former Soviet Union.

World oil consumption has generally experienced sustained growth since 2000, but it declined in 2009 due to the slowdown in the global economy. As demonstrated by the table above, the main driver for the growth in consumption has been increased demand from Asian economies, in particular China. World oil consumption estimates for 2009 were 84.9 million barrels per day, an increase of 11.4% over the 76.2 million barrels per day consumption in 2000. Oil consumption in China over the same period grew by 77% to 8.5 million barrels per day.

In early 2010, the preliminary signs are that world oil consumption is once again rising strongly after being relatively weak in 2009. In the first quarter of 2010, it is provisionally estimated at 86.1 million barrels per day.

Seasonal trends also affect world oil consumption and consequently oil tanker demand. While trends in consumption do vary with season, peaks in tanker demand quite often precede seasonal consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States

In recent years, Asia has been the main generator of additional demand for oil, with this demand largely supplied from traditional sources such as the Middle East. Production and exports from the Middle East have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates, due to the relatively long distances between this supply source and typical destination ports. Oil exports from short-haul regions, such as Latin America and the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyage length as compared to oil exports from the Middle East. Therefore, production in short-haul regions historically has had less of an impact on the demand for larger vessels while increasing the demand for vessels in the Handy, Panamax and Aframax market segments.

There are also some pronounced differences in demand for oil by type of product. The following table indicates that demand is growing fastest for middle distillates.

Oil Consumption by Main Product Type: 2000 to 2009
(Million Barrels Per Day)

											CAGR
World	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	‘00-’09

Light distillates	23.8	24.0	24.5	25.0	25.7	25.9	26.1	26.6	26.4	26.2	1.1%
Middle distillates	26.6	27.1	27.1	27.8	29.0	29.8	30.4	30.7	31.2	30.8	1.6%
Fuel oil	10.5	10.2	9.8	9.9	9.9	10.1	9.7	9.6	9.3	9.2	(1.5)%
Others	15.2	16.2	16.6	16.7	17.7	17.7	18.4	19.7	19.5	18.7	2.3%
Total World	76.1	77.5	78.0	79.4	82.3	83.5	84.6	86.6	86.4	84.9	1.2%

The transportation of crude oil is typically unidirectional, in that most oil is transported from a few areas of production to many regions of consumption, where it is refined into petroleum products. Conversely, the transportation of refined petroleum products and associated cargoes is multi-directional, in that there are several areas of both production and consumption. The multi-directional nature of the product tanker market is enhanced by the competitive, complex and technical nature of the refining business, which requires any surplus or deficit of product to be dealt with promptly.

World Oil Production: 2000 to 2009
(Million Barrels Per Day)

											CAGR%
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	‘00-’09

North America	14.3	14.4	14.5	14.6	14.6	14.1	14.2	14.3	13.9	14.1	(0.16)%
Europe	6.8	6.7	6.6	6.3	6.1	5.6	5.2	5.0	4.7	4.5	(4.48)%
Pacific	0.8	0.8	0.8	0.7	0.6	0.6	0.6	0.6	0.6	0.7	(1.47)%
Total OECD	21.9	21.8	21.9	21.6	21.3	20.3	20.0	19.8	19.3	19.3	(1.39)%
FSU(1)	7.9	8.6	9.4	10.3	11.2	11.6	12.1	12.8	12.8	13.2	5.87%
Other Asia	2.3	2.3	2.5	2.6	2.8	2.7	2.7	2.7	2.6	3.6	5.10%
China	3.2	3.3	3.4	3.4	3.5	3.6	3.7	3.7	3.8	3.8	1.93%
Latin America	3.8	3.8	3.9	4.0	4.1	4.3	4.4	4.3	4.0	4.4	1.64%
Africa	2.8	2.8	3.0	3.1	3.4	3.7	4.0	2.5	2.6	2.5	(1.25)%
Middle East	2.0	2.2	2.1	2.0	1.9	1.9	1.7	1.6	1.6	1.6	(2.45)%
Europe	0.2	0.2	0.2	0.2	0.2	0.2	0.1	0.1	0.1	0.1	(7.41)%
Processing Gains	1.7	1.7	1.8	1.8	1.8	1.9	1.9	2.1	2.2	2.3	3.42%
Total Non-OPEC	45.8	46.7	48.1	49.0	50.1	50.2	50.8	50.1	49.8	51.3	1.27%

											CAGR%
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	‘00-’09

Opec Crude	27.9	27.0	25.1	26.8	29.1	29.8	29.7	30.7	32.2	28.7	0.31%
NGLs(2)	2.9	3.1	3.5	3.9	3.9	4.5	4.7	4.8	4.8	5.0	6.24%
Total Opec	30.8	30.1	28.6	30.7	33.0	34.2	34.4	35.5	37.0	33.7	1.00%
World Total	76.6	76.8	76.6	79.7	83.1	84.5	85.2	85.6	86.5	85.0	1.16%

(1)	Former Soviet Union.

(2)	Natural gas liquids.

Oil Refinery Capacity

Oil refineries also vary greatly in the quantity, variety and specification of products that they produce, and it is common for tankers to take products into and out of the same refinery. This global multi-directional trade pattern enables owners and operators of product tankers to engage in charters of triangulation, and thereby maximize the revenue.

The distribution of refinery throughput by region in the period 2000 to 2008 is shown in the following chart.

Changes in refinery throughput are to a certain extent driven by changes in the location of capacity and capacity increases are taking place mostly in the developing world, especially in Asia. In turn this is leading to changes in voyage patterns and longer voyages.

Oil Refinery Throughput By Region: 2000 to 2008
(Million Barrels Per Day)

Oil Refinery Throughput By Region: Growth Rates 2000 to 2008
(CAGR — Percent)

As the chart above indicates, in response to growing domestic demand, Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, with the Middle East and other developing regions following behind. By contrast, refinery throughput in North America has actually declined in the last decade. The shift in global refinery capacity from the developed to the developing world is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East, with relatively little capacity additions planned for regions such as North America and Europe.

World Oil Trades

As a result of the increases in world oil consumption, oil production and refinery throughput, world oil trades have also grown. The chart below illustrates changes in global seaborne movements of crude oil and refined petroleum products (expressed in millions of tons) between 2000 and 2009.

Oil Trade Development: 2000 to 2009
(Million Tons)

The volume of crude oil moved by sea each year also reflects the underlying changes in world oil consumption and production. Seaborne trade in crude oil in 2009 is provisionally 1.95 billion tons, approximately 17.5% higher than 2000. In the case of refined petroleum products, seaborne movements in 2009 are provisionally estimated at 724.0 million tons (excluding intra-regional trades), representing an increase of 60% from 2000. The graph below illustrates average growth rates for global seaborne movements of crude oil and refined petroleum products (expressed in millions of tons) in the periods 1980-89, 1990-99 and 2000 to 2009.

Oil Trade* — Growth Rates by Period
(CAGR — Percent)

*	Based on tons

The chart below shows the main routes where large volumes of refined petroleum products are transported by sea.

Major Seaborne Refined Products Trades

Demand for oil tankers is primarily determined by the volume of crude oil and refined petroleum products transported and the distances over which they are transported. Tanker demand is generally expressed in ton miles and is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles). Among the factors that affect demand for tankers is the volume of demand for crude oil and refined petroleum products, as well as the geographical pattern of oil movements.

Oil Tanker Demand: 2000 to 2009
(Million Tons/Billion Ton Miles)

											CAGR%
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	‘00-’09

Seaborne Trade — Million Tons
Refined Products	451	475	486	491	526	576	658	717	728	724	5.40%
Crude Oil	1,661	1,684	1,667	1,770	1,855	1,885	1,933	1,984	1,970	1,952	1.80%
Total Seaborne Trade	2,112	2,159	2,153	2,261	2,381	2,461	2,591	2,701	2,698	2,676	2.70%

Demand — Billion Ton Miles
Refined Products	1,583	1,733	1,572	1,853	2,226	2,886	3,021	3,233	3,380	3,320	8.60%
Crude Oil	7,220	7,528	7,140	7,814	8,504	9,299	9,562	9,719	9,149	8,976	2.50%
Total Ton Mile Demand	8,803	9,261	8,712	9,667	10,730	12,185	12,583	12,952	12,529	12,296	3.80%

In the products sector demand for transportation (expressed in terms of ton miles) increased by almost 110% in the period 2000 to 2009, equivalent to a CAGR of 8.6%. The increase in the demand for shipping was greater than the increase in overall trade, due to the growth in long-haul product tanker trades. The following table shows the main trade routes on which selected sizes of tankers are likely to be employed.

Product Tankers — Typical Deployment By Size Category

Refined Petroleum Products
Voyage
Area	Trade Route	Length	MR1	MR2	LR1	LR2
Inter-Regional	MEG(1)/Far East	Long			X	X

	MEG/North America				X	X

	MEG/Europe				X	X

	NS(2)/North America				X	X

	MEG/Pacific Rim				X	X

Intra-Regional	North Sea Caribbean Mediterranean Indo-Pacific	Medium	X	X	X

Local	Various	Short	X	X

(1)	Middle East Gulf.

(2)	North Sea.

There are primarily two types of tanker operators that provide international seaborne transportation of crude oil and refined petroleum products: major integrated oil companies with captive fleets (both private and state-owned) and independent shipowners. Both types of operators transport oil under short-term contracts (including single-voyage spot charters) and long-term time charters with oil companies, oil traders, petroleum product producers and government agencies. Oil companies use their fleets not only to transport their own oil, but also to transport oil for third-party charterers in direct competition with independent shipowners and operators in the tanker charter market.

In recent years, as regulators and charterers have increasingly focused on safety and protection of the environment, there has been a significant and continuing movement within the tanker industry towards higher quality vessels and vessel operations. Long seen as a commodity market with little degree of differentiation between vessels and owners, the industry began to change during the early 1990s. The Exxon Valdez incident in 1989 started the movement towards tighter industry regulations and an increasing emphasis on environmental protection through legislation and regulations. These included the Oil Pollution Act (OPA) protocols established by the International Maritime Organization (IMO) and procedures established by classification societies, demanding higher-quality tanker construction, maintenance, repair and operations. In addition, oil companies acting as charterers, other shippers and receivers of oil, and terminal operators have become increasingly selective in their acceptance of tankers, periodically inspecting and vetting vessels as well as their owners and operators.

Although such regulatory changes increase the costs and potential liabilities of vessel owners and operators, they also serve as barriers to entry and underscore the strengths of shipowners with quality fleets and operations. Oil companies continue to periodically inspect and vet vessels and monitor independent shipowners and operators for compliance with their quality and safety standards. A more stringent regulatory environment, and an increasing emphasis on quality and environmental protection, will accelerate the obsolescence of older, lower quality tankers and provide a competitive advantage to those companies with high quality management that operate modern tankers.

Product Tanker Supply

Types of Vessel

The oil tanker fleet is divided between crude tankers that carry crude oil or residual fuel oil (“dirty” products), and product tankers that carry refined petroleum products (“clean” products) such as gasoline, jet fuel, kerosene, naphtha and gas oil. While product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes, as a vessel’s tank must be cleaned prior to loading a different cargo type. The world oil product tanker fleet is divided into four major types of vessel based on vessel size, which are as follows:

•	LR2 (long range 2) tankers, with a product cargo carrying capacity in excess of 80,000 dwt. LR2 tankers typically operate on long-haul voyages, although port constraints limit their trading routes. LR2s generally trade on long-haul routes from the Middle East to Asia, Europe and the Gulf of Mexico or the Caribbean.

•	LR1 (long range 1) tankers, with an oil cargo carrying capacity of approximately 50,000 to 79,999 dwt. LR1 tankers are engaged in a range of product trades, generally from Europe to the United States, the Gulf of Mexico, or back. They also trade within the Mediterranean, or within Asia as well as between the Middle East and Asia.

•	MR2 (medium range 2) tankers, with an oil cargo carrying capacity of approximately 30,000 to 49,999 dwt. MR2 tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia. A typical cargo size would be between 45-50,000 tons.

•	MR1 (medium range 1), or Handysize, tankers, with an oil-carrying capacity of 10,000 to 29,999 dwt. Handysize tankers trade on a variety of regional trade routes carrying refined petroleum products on trade routes not suitable for larger vessels.

A number of tankers also have the capability to carry chemicals as well as refined petroleum products. These ships are sometimes referred to as product/chemical tankers and they move between the carriage of chemicals or refined petroleum products depending on market conditions and employment opportunities. The following analysis however focuses on straight product tankers and the ships with product/chemical capability are covered in the section dealing with chemical tankers which follows.

The Product Tanker Fleet

The supply of tankers is measured in deadweight tons, or dwt. The supply of tanker capacity is determined by the age and size of the existing global fleet, the number of vessels on order, also known as newbuildings, the number of ships removed from the fleet by scrapping and international regulations. Other factors which can affect the short-term supply of tankers include the number of combined carriers (vessels capable of trading wet and dry cargoes) trading in the oil market and the number of tankers in storage, dry-docked, awaiting repairs or otherwise not available or out of commission (collectively, “lay-up” or total inactivity). The current product tanker fleet by the above definition comprises 1,112 ships of 52.0 million dwt.

World Product Tanker Fleet* (as of February 2010)

				Total
	Size Range	Number of		Capacity	% of Fleet
Size Category	Deadweight Tons	Vessels	% of Fleet	(million dwt)	(dwt)

LR2	>80,000	107	9.6	11.2	21.5
LR1	50,000-79,999	242	21.8	16.6	31.9
MR2	30,000-49,999	420	37.7	18.0	34.6
MR1	10,000-29,999	343	30.9	6.2	11.9
Total		1,112	100.0	52.0	100.0

*	Excludes chemical tankers.

Over the years, the supply of the smallest product tanker category (10-29,999 dwt) fleet has declined in favor of the larger ships that are more suited to the long-haul routes. The development of the fleet between 2000 and February 2010 is shown in the table below.

World Product Tanker Fleet Development: 2000 to 2010

	Total
		Size
End Period	No.	(‘000 dwt)

2000	878	30,712
2001	866	30,587
2002	829	29,694
2003	785	28,803
2004	833	31,952
2005	882	35,260
2006	926	38,555
2007	976	42,429
2008	1,038	46,348
2009	1,115	51,765
2010*	1,112	52,016

*	Through February 28, 2010.

As the tanker fleet ages, a number of vessels are scrapped as they become uneconomical to operate or prohibited to trade because of environmental laws, which effectively limit the trading life of single-hull tankers. Some countries have in fact talked of introducing age restrictions which would prevent old single hulled tankers from calling at their ports, but to date China/Hong Kong are the only major oil importers to introduce such legislation.

Vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain it “in-class.” A vessel is deemed to be “in-class” if the surveyors of a classification society determine that the vessel conforms to the standards and rules of that classification society. Customers, insurance companies and other industry participants use the survey and classification regime to obtain reasonable assurance of a vessel’s seaworthiness, and vessels must be certified as in-class in order to continue to trade and be admitted to ports worldwide. In many cases, particularly when tankers reach approximately 25 years of age, the costs of conducting the special survey and performing associated repairs, such as the replacement of steel plate, in order to maintain a vessel in-class may not be economically efficient. In recent years, most oil tankers that have been scrapped were between 25 and 30 years of age.

The average age of the ships in each major class are shown below, while the average age for the fleet as a whole is 10.8 years.

World Product Tanker Fleet: Average Age (as of February 2010)

		Average
Size	Deadweight	Age
Category	Tons	(Years)

LR2	>80,000	8.7
LR1	50,000-79,999	5.5
MR2	30,000-49,999	9.8
MR1	10,000-29,999	16.4
Fleet Average		10.8

The graph below illustrates the age profile of the world’s product tanker fleet as of February 28, 2010.

World Product Tanker Fleet: Age Profile (as of February 2010)

Left Hand Scale = Million Dwt; Right Hand Scale = Number of Ships

Besides age, the removal of ships from the trading fleet can be influenced by legislation. According to the revised MARPOL (the IMO International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (MARPOL 73/78)) Regulation 13G, single-hull tankers should be phased out or converted to a double-hull by the dates established by the revised regulation.

Despite the legislative changes there still exists the potential to use single-hull, double-side or double-bottom tankers beyond 2010, as there is flexibility allowed by the IMO for flag and state exemptions. As per the exemptions mentioned under MARPOL Regulation 13H for the prevention of oil pollution from oil tankers, when carrying heavy grade oil (HGOs) such as heavy crude oils and fuel oils of density higher than 900 kg/m3 at 15°C), the IMO has the discretion to allow continued operation of single-hull, double-side or double-bottom tankers beyond the set phase-out dates (April 5, 2005 for single-hull tankers of 5,000 dwt and above; and the anniversary date in 2008 for single-hull tankers of 600 dwt and above but less than 5,000 dwt), depending upon size, age, operational area, structural conditions of the ship and results of the IMO’s Condition Assessment Scheme (“CAS”), provided that the operation does not go beyond the date on which the ship reaches 25 years after the date of its delivery.

Product Tanker Orderbook

As of the end of February 2010, the product tanker orderbook amounted to 266 ships of 16.1 million dwt, equivalent to 30.9% of the current fleet. Other tankers within these size ranges that do not have protective coatings and are thus suitable for carrying only crude cargoes have been excluded from this table.

World Product Tanker Orderbook (as of February 2010)

				Total	% of
Size	Deadweight	Number of	% of	Capacity	Orderbook
Category	Tons	Vessels	Orderbook	(million dwt)	(dwt)

LR2	>80,000	47	17.7	5.3	32.9
LR1	50,000-79,999	92	34.5	6.1	37.9
MR2	30,000-49,999	88	33.1	4.0	24.8
MR1	10,000-29,999	39	14.7	0.7	4.4
Total		266	100.0	16.1	100.0

World Product Tanker Orderbook Delivery Schedule (as of February 2010)

	2010		2011		2012		2013		2014		Total
Size	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt

10,000-29,999	13	234,057	25	454,118	1	24,000	—	—	—	—	39	712,175
30,000-49,999	45	2,035,814	33	1,507,812	10	462,598	—	—	—	—	88	4,006,224
50,000-79,999	34	2,250,191	48	3,196,904	5	297,000	3	172,000	2	144,000	92	6,060,095
80,000+	24	2,613,943	21	2,439,680	2	239,900	—	—	—	—	47	5,293,523
Total	116	7,134,005	127	7,598,514	18	1,023,498	3	172,000	2	144,000	266	16,072,017

Deliveries and Slippage

If all the ships currently on order are delivered on time and on schedule, there would be a large influx of newbuildings in 2010 and 2011 in the product tanker sector. However, it is likely that not all ships currently on order will be delivered on time for a number of reasons, including the following:

•	In the most recent new ordering spree, which peaked in early 2008, shipowners were often quoted unrealistic delivery times by some of the less experienced and newly emerging shipyards. Delays in deliveries from these shipyards have been varied, but the evidence available suggests that slippage rates have been considerable, with some shipyards only delivering two-thirds of what they were due to deliver in 2009.

•	The current economic and financial crisis and the steep depression in shipping markets generally may lead to further orderbook cancellations.

•	Financing is not in place for all of the ships on order and in the current climate some owners will find it difficult to secure adequate funding. In addition, orders have been placed at “greenfield” shipyards, some of which are also finding it difficult to secure funding for yard development. A greenfield yard is a shipyard with no prior experience of building ships for international account.

Delays in deliveries are often referred to as slippage. Historically, slippage rates have tended to be less than 10%, which means that 10% of the ships due to be delivered in any year are in fact delivered in subsequent years. However, in 2008 and 2009 slippage rates rose, as the high level of new ordering that occurred, across all market sectors meant that the commercial vessel orderbook reached its highest point in history in 2008. This placed pressure on shipbuilding capacity, which in turn has forced shipowners to place orders for new ships in countries or yards which have little or no experience in building ships for international customers. Indeed, in some cases the orders have been placed with new shipyards which have yet to construct the actual shipbuilding facilities. In the tanker sector as a whole, the evidence suggests that the slippage rate was just below 20% in 2009.

Scheduled Deliveries vs. Actual Deliveries 2008-2009*

		10-50k		50-80k		80-120k		120-200k		200k+		Total
		No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt

	Actual Deliveries	44	1.44	51	3.47	68	7.43	14	2.21	41	12.74	218	27.30
2008	Scheduled Deliveries	73	3.06	58	3.78	70	7.66	20	3.14	37	11.31	258	28.95
	Slippage (% of OB**)	39.7%	52.9%	12%	8.2%	2.9%	3%	30%	29.6%	(10.8)%	(12.6)%	15.5%	5.7%
	Actual Deliveries	69	2.54	49	3.31	90	9.87	40	6.40	51	15.74	299	37.86
2009	Scheduled Deliveries	76	2.94	65	4.25	101	11.08	61	9.54	62	18.79	365	46.60
	Slippage (% of OB**)	9.2%	12.7%	24.6%	22.1%	10.9%	10.9%	34.4%	32.9%	17.7%	16.2%	18.1%	18.8%

*	Dwt in millions.

**	Orderbook.

Vessel Prices

Higher tanker freight rates during 2005 to 2007 stimulated significant new vessel ordering and similar conditions occurred in other shipping sectors, notably in the drybulk and container sectors. In addition, newbuilding demand was also strong for liquefied natural gas, or LNG, carriers and other specialized ship categories. As a result, the orderbook for all commercial cargo carrying vessels at the start of 2010 was at near record levels, although very few orders were placed in 2009 due to the weak state of most shipping markets.

Newbuilding prices for all vessel types increased significantly during 2005 to 2008, due to a combination of rising demand, shortage in berth space and rising raw material costs, especially the price of steel. However, in 2009, newbuilding prices weakened in the face of the downturn in the freight markets, although the lack of new orders makes it very difficult to gauge exact price levels. The trend in indicative newbuilding prices for a range of product tankers is shown in the following table and on an inflation adjusted basis in the accompanying chart.

Product Tanker Newbuilding Prices: 2000 to 2010
(US$ Million — Period Averages)

	Size Category/Dwt
	MR1	MR2(1)	LR1(2)
Year	30,000	50,000*	75,000*

2000	n/a	28.4	33.2
2001	n/a	29.8	35.8
2002	n/a	26.3	31.1
2003	26.3	28.3	32.3
2004	32.5	35.4	38.9
2005	36.9	41.8	43.6
2006	40.0	46.8	48.0
2007	41.9	49.5	56.0
2008	44.8	52.1	63.6
2009	34.8	40.3	47.5
2010(3)	30.0	34.5	41.0

*	Coated tankers.

(1)	45-50,000 dwt prior to 2008.

(2)	70-75,000 dwt prior to 2008.

(3)	Through February 28, 2010.

Product Tanker Newbuilding Price: 2000 to 2010
(MR2 — 50,000 Dwt — US$ Million — Period Averages)

*	Through February 28, 2010

**	A GDP deflator figure for ‘Emerging and Developing Nations’ published in World Economic Outlook, has been used to derive inflation adjusted figures. The GDP deflator figure from the IMF is defined as the weighted average of CPI and house price indices.

Product Tanker Newbuilding Price: 2000 to 2010
(LR1 — 75,000 Dwt — US$ Million — Period Averages)

*	Through February 28, 2010.

**	A GDP deflator figure for ‘Emerging and Developing Nations’ published in World Economic Outlook, has been used to derive inflation adjusted figures. The GDP deflator figure from the IMF is defined as the weighted average of CPI and house price indices.

The steep increase in newbuilding prices and the strength in the charter market have also affected vessel prices in the secondhand vessel market. The chart illustrates the movements of prices (expressed in US$ million) for secondhand (five-year-old) oil tankers between 2000 and February 2010.

With vessel earnings running at high levels and a dearth of available newbuilding berths, demand for oil tankers available for early delivery was at a premium and secondhand prices rose steadily from 2004 until the middle of 2008. In some instances, the market witnessed secondhand prices for five-year-old oil tankers reaching levels higher than those for comparably sized newbuildings. However, this situation was temporary and with the downturn in freight rates secondhand values for tankers fell throughout the whole of 2009.

Product Tanker* Secondhand Prices: 2000 to 2010
(US$ Million — Five-Year-Old Tankers — Period Averages)

	Size Category/Dwt
	MR1*	MR2*	LR1*
Year	30,000(1)	45,000(2)	70,000(3)

2000	16.9	22.0	30.1
2001	17.0	25.6	33.2
2002	15.5	21.8	26.5
2003	21.8	25.4	27.7
2004	29.9	34.8	36.3
2005	36.6	44.3	45.9
2006	37.6	47.1	47.9
2007	40.4	50.0	54.8
2008	42.5	51.0	58.0
2009	26.2	30.2	35.8
2010**	21.5	25.5	34.0

*	Coated Tankers.

**	Through February 28, 2010.

(1)	35-40,000 dwt prior to 2007.

(2)	45-50,000 dwt prior to 2007.

(3)	70-75,000 dwt prior to 2007.

Product Tanker Secondhand Price: 2000 to 2010
(MR2 45,000 Dwt — US$ Million — Period Averages)

*	Through February 28, 2010.

Product Tanker Secondhand Price: 2000 to 2010
(LR1 70,000 Dwt — US$ Million — Period Averages)

*	Through February 28, 2010.

Freight Market

Types of Charter

Oil tankers are employed in the market through a number of different chartering options. The general terms typically found in these types of contracts are described below.

•	A bareboat charter involves the use of a vessel usually over longer periods of time ranging up to several years. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer’s account. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

•	A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage related costs. The owner of the vessel receives semi-monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

•	A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms. Most of these charters are of a single or spot voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

•	A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship’s operating, voyage and capital costs are borne by the ship owner. The freight rate normally is agreed on a per cargo ton basis.

Worldscale is the tanker industry’s standard reference for calculating freight rates, and its aim is to make the business of fixing tankers quicker, easier and more flexible. Worldscale is used because it gives the flexibility required for the oil trade. Oil is a fairly homogenous commodity, it does not vary too much in quality and it is relatively easy to transport by a variety of methods. This, combined with the volatility of the world oil markets, means that an oil cargo may be bought and sold many times while at sea. The cargo owner therefore requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures this would involve the shipowner calculating separate individual freights for a wide variety of discharge points. Worldscale provides a solution to this problem by providing a set of nominal rates designed to provide roughly the same daily income irrespective of discharge point.

TCE, or time charter equivalent, is the figure that describes the earnings potential of any voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which takes all expenses (port costs, bunkers and commission) from the gross revenue. This leaves a net profit which is divided by the total voyage days (at sea and in port) to give a daily TCE.

Charter Rates

Tanker charter hire rates and vessel values for all tankers are influenced by the supply and demand for tanker capacity. However, the product segment generally appears less volatile than other crude market segments because these vessels mainly transport refined petroleum products that are not subject to the same degree of volatility as the crude oil market.

Also, in general terms time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility. The recent trends in rates in the time charter equivalent of spot rates and time charter rates) are shown in the tables below and in the case of time charter rates in both nominal and inflation adjusted terms in the accompanying chart.

Product Tanker Spot Charter Rates: 2000 to 2010
(US$/Day — Period Averages)

			Caribbean
	Arabian Gulf—Japan		—USES(1),(2)		Mediterranean—NW Europe
Routes	(50-60,000 dwct*)		(35-40,000 dwct*)		(25-35,000 dwct*)
Dwt	WS(3)	($/day)TCE(4)	WS	($/day)TCE	WS	($/day)TCE

2000	237	24,390	276	14,415	234	10,750
2001	249	32,835	267	18,040	260	14,625
2002	152	16,515	182	10,100	185	8,610
2003	218	25,390	270	17,240	238	14,975
2004	251	31,800	337	24,000	304	14,800
2005	276	37,675	272	23,925	297	11,925
2006	214	26,525	233	21,575	259	7,600
2007	181	24,150	203	22,000	242	17,775
2008	250	34,600	234	23,400	287	21,325
2009	93	14,050	93	9,450	114	6,275
2010(5)	139	14,400	139	11,000	235	16,900

*	dwct refers to the cargo parcel size and in the case of a fully loaded ship is normally equivalent to approximately 97% of the vessel’s deadweight.

(1)	25-35,000 dwct prior to January 2005.

(2)	United States Eastern Seaboard.

(3)	Worldscale.

(4)	Time Charter Equivalent.

(5)	Through February 28, 2010.

Product Tanker One Year Time Charter Rates: 2000 to 2010
(US$/Day — Period Averages)

	Size Category/Dwt
	MR1	MR2	LR1
	30,000	45,000	75,000*
Year	(5-years old)	(5-years old)	(5-years old)

2000	12,454	13,958	17,284
2001	15,583	17,563	22,064
2002	11,417	13,288	16,677
2003	13,267	14,846	15,891
2004	15,629	19,029	24,485
2005	18,854	25,271	28,933
2006	21,417	26,792	29,100
2007	22,200	25,367	30,408
2008	21,438	23,092	28,525
2009	13,675	14,850	18,617
2010(1)	9,900	11,300	16,100

*	70-75,000 Dwt prior to 2007.

(1)	Through February 28, 2010.

Product Tanker One Year Time Charter Rates: 2000 to 2010
(MR2 45,000 Dwt — US$/Day)

*	Through February 28, 2010.

Government Regulations

Government regulation significantly affects the ownership and operation of vessels including international conventions, national, state and local laws and regulations in force in the countries in which vessels may operate or are registered.

A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Tanker Regulations

National authorities and international conventions have historically regulated the seaborne transportation of crude oil and refined petroleum products. Legislation and regulations, such as the United States Oil Pollution Act of 1990, or OPA 90, United Nations-backed IMO protocols and classification society procedures, demand higher-quality vessel construction, maintenance, repair and operations. This development has accelerated in recent years in the wake of several high-profile accidents involving 1970s-built ships of single-hull construction — first the “Erika” in 1999 and then the “Prestige” in November 2002. For example, in 2003 the IMO amended regulations to accelerate the phase-out of certain pre-1982 built single-hull tankers to 2005, with all remaining single-hull tankers removed by 2015 at the latest. In addition to IMO regulations, OPA 90 requires that all oil tankers entering U.S. waterways be exclusively double-hull by 2015. Successive regulations place increasingly stringent age limits and quality requirements on vessels accepted at various ports around the world, with a view to protecting the environment. Charterers, port authorities, terminal operators, insurers and shippers have sought to enforce such regulations through the periodic inspection and vetting of vessels. A summary of selected regulations pertaining to the operations of tankers is shown below.

International Tanker Regulations

Regulation	Introduced	Features

OPA 90	1989	Single-hull ships banned by 2010 in the U.S.
		Double-sided and double-bottom ships banned by 2015.
IMO MARPOL Regulation 13G	1992	Single-hull ships banned from trading by their 25th anniversary.
		All single-hull ships fitted with segregated ballast tanks may continue trading to their 30th anniversary after selected inspections.
		Newbuildings must be double-hull.
IMO MARPOL Regulation 13G	2001	Phase out of pre-MARPOL tankers as of 2007. Remaining single-hull tankers phased out by 2015.
IMO MARPOL Regulations 13G & 13H	2003	Phase out of pre-MARPOL tankers as of 2005. Remaining single-hull tankers phased out by 2010 or 2015, depending on port and flag states.
		Single-hull ships over 15 years subject to Conditional Assessment Scheme.
		Single-hull tankers banned from carrying heavy oil grades as of 2005, or as of 2008 for tankers between 600-5,000 dwt.

Regulation	Introduced	Features

EU 417/2002	1999	25-year-old single-hull ships to cease trading as of 2007 unless they apply hydrostatic balance methods or segregated ballast tanks.
		Single-hull tankers fitted with segregated ballast tanks phased out by 2015.
EU 1723/2003	2003	Pre-MARPOL single-hull tankers banned after 2005. Remaining single-hull vessels banned after 2010.
		Single-hull tankers banned from carrying heavy oil grades by 2003.
MARPOL Annex II, International Bulk Chemical Code (IBC)	2004	Beginning January 1, 2007, vegetable oils which were previously categorized as being unrestricted will now be required to be carried in IMO II chemical tankers, or certain IMO III tankers that meet the environmental protection requirements of an IMO II tanker with regard to hull type (double hull) and cargo tank location.

We believe that the heightened level of environmental and quality concerns among insurance placing agents, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with United States and international regulations. Because these laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on our proposed business. For more details on government regulations, see the section entitled “Navios Acquisition Management and Operations After the Business Combination — Governmental and Other Regulations.”

Bulk Liquid Chemicals

Introduction

Liquid chemicals moved in bulk by chemical tankers can normally be classed under one of four main product groups: organic chemicals; inorganic chemicals; vegetable oils and animal fats; and other products.

Organic chemicals, or petrochemicals, are characterized as being derived from petroleum products and are carbon-based. Six base chemicals provide the building blocks for almost the whole of the organics industry. These six chemicals are split into two groups:

(A)	Olefins	(1)	Ethylene
		(2)	Propylene
		(3)	Butadiene
(B)	Aromatics	(4)	Benzene
		(5)	Toluene
		(6)	Xylene

Aromatics are produced in liquid form and are an important cargo group for chemical tankers. Olefins are in gaseous form and are transported in specialized gas carriers. Olefins require further processing before they are carried in chemical parcel tankers (i.e., in the form of “intermediates” like ethylene glycol, ethylene dichloride). Around 90% of these base chemicals are derived from oil fractions (products) and natural gas. The remaining 10% are produced from cellulose and coal. Nearly all other organic chemicals are produced from a combination of these six building blocks.

Base chemicals derived from oil fractions and natural gas are produced in refineries through a process called “cracking”. This procedure splits the complex molecules of the oil fraction and natural gas “feedstocks” into the simpler molecules of the base chemicals.

Any petroleum fraction can be used as a feedstock, but certain fractions — gasoline, kerosene, fuel oil — are in demand in their own right and are not widely used for chemical manufacture. Natural gas, liquid petroleum gas and naphtha are the most commonly used feedstocks.

In addition, there is a wide range of chemicals that can be regarded as “intermediates”, in that they represent intermediary steps on the way to converting base chemicals into usable chemical products.

Inorganic chemicals, as the name suggests, are the opposite of organic chemicals. In other words, they are chemicals of mineral origin, not necessarily having carbon structures. The main inorganics include phosphoric acid, sulphuric acid and caustic soda.

Vegetable oils and animal fats include products such as palm oil and tallow. Historically, the average share of this category in the total chemical trades has been between 25-30% of total trade.

Other products include items such as molasses and urea ammonium nitrate.

Chemical Tanker Demand

Trade in bulk liquid cargoes carried by chemical tankers has grown at a steady pace since the early 1980s, driven largely by growth in organic or petrochemical movements, and lately by increases in vegetable oil trades. In the period 2000 to 2009 the average annual increase in chemical seaborne trade was 5.7%, taking total trade in all four main product groups to approximately 211 million tons.

Seaborne Chemical Trade: 2000 to 2009
(Million Tons)

As with other commodities, geographic imbalances exist between the main areas of production and the main areas of consumption. The United States and Europe are both major exporters and importers of chemicals, while the Middle East is a major export zone and South East Asia/Far East (including China) a major import zone. Chinese imports of chemicals have grown rapidly in the last decade as the following figures indicate.

Chinese Chemical Imports: 2000 to 2008
(‘000 Tons)

In both Europe and South East Asia/Far East considerable intra-regional trade takes place, which provides employment for small chemical tankers. Major flows of bulk liquid also occur in the Atlantic — both east and west bound, from the U.S. to China and from the Middle East to markets in South-East Asia and the Far East. To meet the pattern of trade, many of the major chemical shipping companies offer “liner” type services, with ships sailing on pre-determined routes and at a stated frequency.

The approximately 211 million tons of cargo movements in 2009 generated some 742 billion ton miles of employment for chemical tankers in 2009. Ton mile demand has grown at a slightly faster rate than total trade, due to an increase in average haul lengths.

Chemical Tanker Demand: 2000 to 2009

											CAGR%
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	‘00-’09

Total Trade — Million Tons
Organics	72.4	72.5	75.8	80.5	86.0	94.9	97.8	103.2	95.3	96.5	3.24%
Inorganics	23.0	23.4	26.5	27.3	29.7	31.9	32.8	35.3	37.8	38.3	5.83%
Veg & Animal Oils & Fats	34.2	37.6	41.0	42.2	46.1	50.7	56.8	58.7	57.9	59.3	6.31%
Other Products	14.8	15.2	15.3	15.6	15.7	16.0	16.3	16.3	16.6	16.6	1.28%
Total	144.4	148.7	158.6	165.6	177.5	193.5	203.7	213.5	207.6	210.7	4.29%

Demand — Billion Ton Miles
Organics	210.3	210.4	220.1	233.7	249.7	275.7	283.9	299.7	277.9	270.5	2.84%
Inorganics	58.6	59.7	67.7	69.7	75.8	81.3	83.6	89.9	119.7	121.2	8.41%
Veg & Animal Oils & Fats	158.7	174.2	190.3	195.5	213.6	235.0	263.3	272.3	266.3	273.0	6.21%
Other Products	69.1	70.3	71.1	72.1	73.0	74.4	75.5	75.4	76.7	76.9	1.20%
Total	496.7	514.6	549.2	571.0	612.1	666.4	706.3	737.3	740.6	741.6	4.55%

Chemical Tanker Supply

The cargoes carried by chemical tankers are regulated under the International Bulk Chemical Code (IBC) chapters 17 and 18 and MARPOL Annex II.

Within the overall chemical fleet there are four main categories of ship:

•	IMO II: A vessel with all its space IMO I and/or IMO II

•	IMO II/III: A vessel with a combination of IMO I/II and IMO III space

•	IMO III DH: A vessel with all IMO III space and with a double hull

•	IMO III Non DH: A vessel with all IMO III space and with no double hull

A ship which is designated IMO II has the ability to carry liquid cargoes that are listed as Category II chemicals by the IMO. In general terms, Category II chemicals are more difficult to carry than Category III products. In this context, in January 2007, the IMO introduced changes to its cargo categories that necessitated greater use of the more sophisticated chemicals tankers, while at the same time preventing some of the lesser grade ships, particularly non-IMO vessels, from operating in chemical trades.

There are very few cargoes requiring IMO I space and most of that space is actually used for IMO II cargo, hence the classification. Non-IMO ships are able to carry ethanol, which is becoming an increasingly important cargo due to the increase in biofuels business. However, almost all ethanol is carried in IMO-class ships for quality reasons, as ethanol is an ideal last or previous cargo for all the IMO-classed products.

The above categories represent the fleet by widest possible definition and in doing so include product tankers that may not necessarily be trading in chemicals and related products. Product tankers are less sophisticated ships that are primarily designed to carry cargoes such as gasoline. Some of the ships in the product tanker fleet also possess the capability to transport what are known as “easy chemicals”. Hence these ships represent a swing element in supply as they move from chemical to product markets, depending on market conditions.

However, the potential impact of such ships may be somewhat limited as most chemicals are moved in small lots which are not economical for larger ships to carry. Also, the types of chemicals that are actually listed in such ships’ certificate of fitness are usually also limited. For instance, although a pure IMO II chemical tanker appears to be able to carry all cargoes rated IMO II, in practice this depends on the actual coating, the cargo equipment of the ship and last cargo carried as well as the cargo lot such that in many cases, especially with the larger ships. By the same token, a ship rated IMO III may also not be able to carry the full range of IMO III cargoes and is restricted to only a few chemical types.

Clean petroleum products (e.g., gasoline, gas oil, aviation fuel, including distillates) are mostly carried by non-IMO tankers (also termed as product tankers) in the clean petroleum tanker trade and are regulated under MARPOL Annex I.

In general terms, the fleet has increased in size to reflect the underlying growth in vessel demand and in February 2010 consisted of 3,802 ships of 76.0 million dwt. The fleet has grown significantly in size in the last few years, although the changes in vessel classifications make it impossible to draw any comparisons over a long period of time.

The Chemical Tanker Fleet* (as of February 2010)

Dwt	No.	‘000 Dwt

1-4,999	694	2,183
5-9,999	853	6,224
10-19,999	951	14,304
20-29,999	160	4,087
30-39,999	433	15,692
40,000+	711	33,494
Total	3,802	75,983

*	Includes product/chemical tankers.

It should also be noted that some of the ships included in the table above are effectively product tankers and are therefore also included in the product tanker fleet shown previously. These ships cannot be isolated to one fleet or the other, as they move from sector to sector depending on market conditions.

The supply of ships going forward will be influenced by the amount of tonnage that is on order. In February 2010, the chemical tanker orderbook (by wide definition) consisted of 735 ships of 17.6 million dwt, equivalent to 23% of the existing fleet. Most of the ships on order will be delivered to the fleet by the end of 2012.

The Chemical Tanker Orderbook* (as of February 2010)
(Yearly tabulations and total in ‘000 dwt)

Size Category	2010		2011		2012		2013		2014		Total		% of
Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	Fleet

1-4,999	24	99	6	28	0	0	0	0	0	0	30	127	5.8
5-9,999	152	1,054	24	169	6	46	1	7	0	0	183	1,276	20.5
10-19,999	137	2,094	46	734	14	246	2	40	0	0	199	3,114	21.8
20-29,999	50	1,243	26	667	5	125	0	0	0	0	81	2,035	49.8
30-39,999	32	1,169	17	612	2	67	0	0	0	0	51	1,848	11.8
40,000+	98	4,732	69	3,316	23	1,085	1	43	0	0	191	9,176	27.4
Total	493	10,391	188	5,526	50	1,569	4	90	0	0	735	17,576	23.1

*	Includes product/chemical tankers.

While the orderbook is large in relation to the size of the existing fleet it is clear that with the general downturn in all shipping markets in the second half of 2008, the level of new ordering declined very quickly over a short space of time, to the extent that virtually no new orders were placed for chemical tankers in 2009, as the following chart indicates.

Chemical Tanker New Orders: January 2007-February 2010

The other factor that will affect future supply is the level of vessel scrapping associated with ships reaching the end of their useful trading lives, or technical obsolescence brought about by legislative change. Typically, chemical tankers will trade for 25-30 years before being sent for demolition. As ships become older they normally become less efficient, while there is a tendency for repairs and maintenance expenditure to increase with vessel age. The age profile of the fleet as of February 28, 2010 is shown below.

Chemical Tanker Fleet Age Profile (as of February 2010)

The chemical fleet is comparatively young, but weak freight market conditions in 2008 and 2009 have prompted an increase in vessel scrapping as the following chart indicates.

Chemical Tanker Scrapping: 2000 to 2009
(‘000 dwt)

Vessel Prices

Due to the fact that it is a comparatively small fleet, the level of new ordering is such that any assessment of actual newbuilding prices must be viewed as indicative only. Furthermore, differences in the complexity of ships of the same size can lead to significant variations in price. Caveats aside, newbuilding prices for chemical tankers increased significantly in the period 2003 to 2008 due to a combination of shortage in berth space and raw material costs for shipyards, especially the price of steel. In 2009, the fact that few new orders were placed makes any assessment of price trends difficult, but based on the evidence from other sectors it is clear that prices have fallen in the face of weak demand.

In 2010, there have been few reported newbuilding orders for chemical tanker, and as there is currently no significant newbuilding market, the 2010 assessed newbuilding price could have a plus or minus variance of 10% given criteria such as yard/country/stainless type/specifications. Therefore, in 2010, if we take the IMO II 22-25,000 dwt vessel in the table below, the representative newbuilding price could range between US$38.0 to $46.0 million.

Chemical Tanker IMO II Stainless Steel — Newbuilding Prices : 2000 to 2010
(Period Averages — US$ Million)

	Type/Dwt
	IMO 11	IMO 11	IMO 11
Year	22-25,000	35-37,000	40-45,000

2000	36.0	57.6	62.0
2001	34.0	52.0	58.0
2002	32.0	50.0	54.0
2003	28.0	52.0	53.0
2004	31.2	55.0	60.0
2005	37.0	57.0	68.5
2006	42.8	62.8	79.0
2007	46.0	66.6	87.3
2008	52.0	69.9	93.5
2009	46.4	67.5	88.8
2010*	42.0	66.0	87.2

*	Through February 28, 2010.

Chemical Tanker 22-25,000 Dwt IMO II Stainless Steel
Newbuilding Prices : 2000 to 2010
(Period Averages — US$ Million)

*	Through February 28, 2010.

Sales activity in the secondhand market is quite sporadic, so any assessments on values are also indicative. The combination of a rising freight market and firmer newbuilding prices pushed up secondhand values for chemical tankers in the period 2003 to 2007. However, with the downturn in the freight market in 2008 and 2009 the value of secondhand vessels also declined.

Chemical Tanker IMO II — Secondhand Prices : 2000 to 2010
(10-Year-Old Vessels — Period Averages — US$ Million)

	Dwt
Year	22-25,000	35-37,000	40-45,000

2000	16.9	29.8	31.0
2001	18.0	27.0	29.0
2002	17.8	26.0	28.0
2003	16.6	27.0	33.0
2004	20.0	29.0	35.0
2005	22.9	33.7	40.2
2006	26.3	38.8	45.9
2007	33.6	40.7	49.5
2008	36.9	44.5	53.2
2009	25.8	38.3	44.5
2010*	25.0	34.7	43.8

*	Through February 28, 2010.

Chemical Tanker 22-25,000 Dwt IMO II
Secondhand Prices : 2000 to 2010
(10-Year-Old Vessels — Period Averages — US$ Million)

* Through February 28, 2010.

The Freight Market

Chemical tanker chartering arrangements are based on the established practice of the tanker market, with some variations. Hence cargoes are moved in tonnage working single voyage, or spot charters, time charters (including bareboat charters), consecutive voyages and contracts of affreightment (“COAs”). The general terms typically found in these types of contracts are the same as those describe above under “— Types of Charter.”

Some 50% of all chemical movements are covered by COAs, while the spot market covers 35% to 40%. The remainder is made up by other charter arrangements and cargoes moved in tonnage controlled by exporters or importers. In the short sea chemical trades, contracts may cover periods up to one year, but in the deep sea trades a commitment for two/three years is not uncommon with commercial terms renewed each year. In the chemical tanker freight market, the level of reporting of fixture information is far less widespread than for the oil tanker market. Furthermore, it is not always possible to establish a monthly series of rates for an individual cargo, on a given route, as fixing is often sporadic, or more often than not covered by contract business.

For these reasons, the assessment of rate trends in the freight market is made by using a small number of routes where there is sufficient fixture volume to produce meaningful measurements. These routes in question represent a “benchmark or bell weather” indicator of the state of the market as a whole, and generally regarded as a very reliable guide to prevailing trends. The routes in question shown in this analysis are Transatlantic-Westbound (Rotterdam to Houston) and Transatlantic-Eastbound (Houston to Rotterdam).

Chemical Spot Rates — Transatlantic Eastbound: 2000 to 2010
($/Ton — Cargo Size)

* Through February 28, 2010.

Although there are some differences by route, rates generally rose in the period 2000 to 2007, but thereafter have been adversely affected by the downturn in the global economy.

Chemical Spot Rates — Transatlantic Westbound: 2000 to 2010
($/Ton — Cargo Size)

*Through February 28, 2010.

The chemical tanker time charter market is fairly inactive, particularly in the stainless IMO II/III range, as these vessels are traditionally built by owners for their core fleet requirements which are dedicated to liner type trades. That being said, indicative rates do show a relationship to the spot market, and thus showed an upward trend from 2003 as market conditions improved, but with a steep decline in rates in 2009.

Chemical Tanker One Year Time Charter Rates: 2000 to 2010
(Period Averages — US$ per Day)

	Dwt/Type/Age
	25,000	30,000	37,000
	IMO II	IMO II	IMO II
Year	0-10 yrs	0-10 yrs	0-10 yrs

2000	14,500	21,150	n/a
2001	16,117	22,567	n/a
2002	16,117	22,567	n/a
2003	15,553	21,834	n/a
2004	16,526	22,078	28,961
2005	19,472	25,332	33,022
2006	22,125	28,063	33,875
2007	23,000	31,875	37,250
2008	22,250	30,566	37,500
2009	16,725	24,500	29,000
2010*	15,800	21,900	27,000

*	Through February 28, 2010.

Chemical Tanker 25,000 Dwt IMO II
One Year Time Charter Rates: 2000 to 2010
(Period Averages — US$      per Day)

*	Through February 28, 2010.

INFORMATION ABOUT NAVIOS ACQUISITION

Business of Navios Acquisition

General

Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. Navios Acquisition was formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination one or more assets or operating businesses in the marine transportation and logistics industries. Other than the completion of our initial public offering, we have neither engaged in any operations nor generated significant revenue to date. We are considered to be in the development stage as defined in the guidance issued by the Financial Accounting Standards Board (“FASB”) for Accounting and Reporting by Development Stage Enterprises, and are subject to the risks associated with activities of development stage companies.

On March 18, 2008, Navios Holdings purchased an aggregate of 8,625,000 sponsor units for an aggregate purchase price of $25,000, of which an aggregate of 290,000 were transferred to our officers and directors. Subsequently, on June 16, 2008, Navios Holdings agreed to return to us an aggregate of 2,300,000 sponsor units, which, upon receipt, we cancelled. Accordingly, the initial stockholders own 6,325,000 sponsor units. Each sponsor unit consists of one share of common stock, and one warrant to purchase one share of our common stock.

On July 1, 2008, we consummated our initial public offering of 25,300,000 units, including 3,300,000 units issued upon exercise of the underwriters’ over-allotment option at a price of $10.00 per unit in the offering. Each unit consists of one share of our common stock, $0.0001 par value per share, and one warrant that entitles the holder to purchase one share of our common stock. Each warrant entitles the holder to purchase from us one share of common stock at an exercise price of $7.00 commencing on the completion of a business combination, and will expire on June 25, 2013, or earlier upon redemption. The warrants will be redeemable at a price of $0.01 per warrant upon 30 days prior notice after the warrants become exercisable, only in the event that the last sale price of the common stock is at least $13.75 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

Additionally, on July 1, 2008, Navios Holdings purchased 7,600,000 warrants from us at a price of $1.00 per warrant ($7.6 million in the aggregate) in the private placement that occurred simultaneously with the completion of the initial public offering. The proceeds from the private placement were added to the proceeds of the initial public offering and placed in the trust account. If we do not consummate a business combination by July 1, 2010 (or up to July 1, 2011 if our stockholders approve an extension period), the $7.6 million proceeds from the sale of the sponsor warrants will be part of the liquidating distribution to the public stockholders and the warrants will expire worthless. The sponsor warrants are identical to the warrants included in the units sold in the initial public offering except that: (i) the sponsor warrants are subject to certain transfer restrictions until after the consummation of our initial business combination; (ii) the sponsor warrants may be exercised on a cashless basis, while the warrants included in the units sold in the initial public offering cannot be exercised on a cashless basis; (iii) the sponsor warrants are not redeemable by us so long as they are held by Navios Holdings or its permitted transferees; and (iv) none of the sponsor warrants purchased by Navios Holdings are transferable or salable, except to another entity controlled by Navios Holdings, which entity will be subject to the same transfer restrictions until after our initial business combination is consummated.

Proceeds of $250,770,000 from the initial public offering and the private placement were placed in the trust account maintained by Continental Stock Transfer & Trust Company, as trustee and invested in U.S. government debt securities (“U.S. Treasury Bills”). Our agreement with the trustee requires that the trustee will invest and reinvest the proceeds in the trust account only in United States “government debt securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 180 days or less, or in money market funds meeting the conditions under Rule 2a-7 promulgated under the Investment Company Act. Except with respect to interest income that may be released to us consisting of (i) up to $3,000,000 to fund working capital requirements, and (ii) any additional amounts needed to pay our income and other tax obligations, the proceeds will not be released from the trust account until the earlier of the completion of a business combination or our liquidation, or for payments with respect to shares of common stock converted in connection with the vote to approve an extension period. The proceeds held in the trust account may be used as consideration to pay sellers of a business combination target with which we complete a business combination. Any amounts not paid as consideration to the sellers of the business combination target (excluding taxes and amounts permitted to be disbursed for expenses as well as the amount held in the trust account representing deferred underwriting discounts and commissions), or returned to stockholders, will be used to finance our continued growth and operations.

Our executive officers and directors have experience in the international maritime shipping industry as leading managers, principals or directors of some of the most prominent worldwide shipping companies, including our principal stockholder and sponsor, Navios Holdings, an established, publicly traded shipping company listed on the New York Stock Exchange (NYSE: NM). In addition, our management team has collectively over 50 years of experience owning, operating and growing successful businesses within the marine transportation and logistics industries. This experience includes all aspects of the business, including commercial and technical management, operations, engineering and finance. The management team’s experience also includes identifying acquisition targets and realizing value from assets and businesses in different business cycles and sectors within the marine transportation and logistics industries. We took advantage of the industry experience of Navios Holdings, as well as our officers and directors, in connection with our efforts to identify prospective target businesses in the shipping industry.

Until we consummate a business combination, our officers and directors will not receive any compensation other than reimbursement for out-of-pocket expenses incurred by them on our behalf, except that our independent directors each will be entitled to receive $50,000 in cash per year, accruing pro rata from the start of their service on our board of directors and payable only upon the successful completion of a business combination. However, all of these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations.

Our amended and restated articles of incorporation provide that we will continue in existence only until July 1, 2010 (or up to July 1, 2011 if an extension period is approved by our stockholders). This provision may not be amended except in connection with the consummation of a business combination. If we have not consummated a business combination by such date, our corporate existence will cease except for the purposes of winding up our affairs and liquidating, pursuant to Section 106 of the Marshall Islands Business Corporations Act (“BCA”).

Our offices are located at 85 Akti Miaouli Street, Piraeus, Greece 185 38 and our telephone number is (011) +30-210-4595000. See the section entitled “Risk Factors” beginning on page 119 for a further discussion on risks associated with our status as a blank check company.

Periodic Reporting and Audited Financial Statements

We have registered our units, common stock and warrants under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have reporting obligations, including the requirement that we file annual reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent accountants. As a foreign private issuer, we are exempt from certain rules under the Exchange Act regarding proxy statements. Because of this exemption, when we seek approval from our stockholders of our initial business combination, we are not required to file preliminary proxy solicitation materials regarding our initial business combination with the SEC and, accordingly, such materials will not be reviewed by the SEC. However, we will furnish to the SEC any final proxy solicitation materials that we deliver to our stockholders.

Legal Proceedings

To the knowledge of management, there is no litigation currently pending or contemplated against us or any of our officers or directors in their capacities as such.

Navios Maritime Holdings Inc. and Navios Maritime Partners L.P.

Our affiliates are:

•	Navios Holdings. Navios Holdings is a global and vertically integrated seaborne shipping and logistics company that specializes in a wide range of drybulk commodities, including iron ore, coal, and grain. Although Navios Holdings derives a portion of its revenue from its logistics operations, most of Navios Holdings’ revenue and net income are from vessel operations, which are virtually exclusively in the drybulk shipping sector. Navios Holdings’ policy for vessel operations has led Navios Holdings to time charter-out many of its vessels for short- to medium-term charters.

•	Navios Partners. Navios Partners operates drybulk vessels that are chartered-out for a minimum of three years. Navios Partners’ fleet currently consists of ten active Panamax vessels, two Capesize vessels and one Ultra-Handymax vessel. All of Navios Partners’ current fleet operates under long-term charter-out contracts with an average remaining charter duration of approximately 4.2 years. All of Navios Partners’ vessels are currently managed by Navios ShipManagement Inc.

As a controlled affiliate of Navios Holdings, we are subject to an omnibus agreement between Navios Holdings and Navios Partners (the “Partners Omnibus Agreement”) that governs business opportunities within the drybulk shipping sector. Under the Partners Omnibus Agreement, Navios Holdings agreed (and agreed to cause its controlled affiliates, including us, to agree) to grant a right of first offer to Navios Partners for any Panamax or Capesize drybulk vessel subject to a charter for three or more years that it acquires or may own. In June 2009, Navios Holdings was released from the Partners Omnibus Agreement restrictions for two years in connection with acquiring such vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Navios Partners and its subsidiaries granted to Navios Holdings a similar right of first offer on any proposed sale, transfer or other disposition of any of its Panamax or Capesize drybulk carriers and related charters or any of its drybulk vessels that is not a Panamax or Capesize drybulk vessel and related charters owned or acquired by it. To resolve this conflict of interest, we have entered into a right of first refusal agreement that grants us the first opportunity to consider any business opportunity outside of the drybulk shipping sector. In June 2009, Navios Partners waived its rights of first refusal with respect to an acquisition opportunity relating to such vessels until (a) the consummation of our initial business combination, (b) our liquidation, and (c) June 2011. See “Conflicts of Interest.” In light of the fact that our business strategy is to operate outside of the drybulk sector, these agreements will be less meaningful and, if the vessel acquisition is consummated, will be superseded by a new agreement. The new agreement is described under the heading “Navios Acquisition Management and Operations After the Business Combination — The Acquisition Omnibus Agreement”.

Upon a change of control of Navios Holdings or Navios Partners, the noncompetition and right of first offer provisions of the Partners Omnibus Agreement, and hence our obligations thereunder, will terminate within a specified period of time after such change in control. Our obligations under the Partners Omnibus Agreement will also be terminated whenever we are deemed no longer to be a controlled affiliate of Navios Holdings.

Because of the overlap between Navios Holdings, Navios Partners and Navios Acquisition with respect to possible acquisitions under the terms of the Partners Omnibus Agreement, as amended, we have entered into a business opportunity right of first refusal agreement, which provides that Navios Acquisition, Navios Holdings and Navios Partners will share business opportunities in the marine transportation and logistics industries, commencing on the date of the prospectus related to our initial public offering and extending until the earlier of the consummation of our initial business combination or our liquidation, as follows (subject to the amended Partners Omnibus Agreement and the waiver as previously disclosed):

•	We will have the first opportunity to consider any business opportunities within the product and chemical tanker sectors of the shipping industry.

•	Navios Holdings will have the first opportunity to consider any business opportunities within the drybulk shipping sector, with the exception of any Panamax or Capesize drybulk carrier under charter for three or more years it might own.

•	Navios Partners has the first opportunity to consider any acquisition opportunity relating to any Panamax or Capesize drybulk carrier under charter for three or more years.

In light of the fact that our business strategy is to operate outside of the drybulk sector, these agreements will be less meaningful. As described elsewhere herein, we will enter into a new Acquisition Omnibus Agreement upon consummation of the vessel acquisition.

Directors and Executive Officers

Our board of directors and our executive officers will remain the same following the vessel acquisition, except that we expect that Rex W. Harrington will be added to the board as an independent director. Information about our board of directors and our executive officers is set forth under “Navios Acquisition Management and Operations After the Business Combination.”

Board Classes

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of John Koilalous and Julian David Brynteson, will expire at our 2012 annual meeting of stockholders. The term of office of the second class of directors, consisting of Ted C. Petrone and Nikolaos Veraros, will expire at our 2010 annual meeting of stockholders. The term of office of the third class of directors, consisting of Angeliki Frangou, will expire at our 2011 annual meeting. Rex Harrington is expected to be appointed as one of the first class directors, with a term of office that will expire at our 2012 annual meeting of stockholders.

Director Independence

Our board of directors has determined that Messrs. Veraros, Koilalous and Brynteson are “independent directors” as defined in the New York Stock Exchange listing standards and Rule 10A-3 of the Exchange Act. Although the decision of whether our independent directors will remain with us after the vessel acquisition is reserved for each such director, we will always seek to have a board of directors comprising of a majority of independent directors.

Executive Compensation

No executive officer has received any cash compensation for services rendered and no compensation of any kind, including finder’s and consulting fees, will be paid to our initial stockholders, officers, directors or any of their respective affiliates unless and until the vessel acquisition is completed. Furthermore, neither Navios Holdings nor any of our officers, directors or any of their respective affiliates will receive any cash compensation for services rendered prior to or in connection with a business combination, except that our independent directors will be entitled to receive $50,000 in cash per year, accruing pro rata from the respective start of their service on our board of directors and payable only upon the successful consummation of a business combination. However, all of these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential business combination opportunities and performing due diligence on suitable business combinations.

Pursuant to an agreement between us and Navios Holdings, the compensation of Leonidas Korres, our Chief Financial Officer, is to be paid by Navios Holdings up to the amount of €65,000, provided that if we complete a business combination, we will reimburse such amounts to Navios Holdings immediately following the completion of the business combination. In the event that we are unable to complete a business combination, then we will not be obligated to make any payments to Navios Holdings or Mr. Korres with respect to his employment.

Our Chairman and any of our independent directors may continue to serve on our board of directors after the consummation of our initial business combination. In that event, such individuals may be paid consulting or other fees from the target business as a result of the business combination, with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to the stockholders. It is unlikely the amount of such compensation will be known at the time of a stockholder meeting held to consider a business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a current report on a Form 6-K.

Board Committees

Our board of directors has an audit committee and a nominating committee. Our board of directors has adopted a charter for the audit committee as well as a code of conduct and ethics that governs the conduct of our directors and officers.

Audit Committee

Our audit committee consists of Messrs. Veraros and Koilalous, and Mr. Harrington is expected to join the Audit Committee after consummation of the vessel acquisition and his appointment to the board. Each member of our audit committee is financially literate under the current listing standards of the New York Stock Exchange, and our board of directors has determined that Mr. Veraros qualifies as an “audit committee financial expert,” as such term is defined by SEC rules.

The audit committee reviews the professional services and independence of our independent registered public accounting firm and our accounts, procedures and internal controls. The audit committee also selects our independent registered public accounting firm, reviews and approves the scope of the annual audit, reviews and evaluates with the independent public accounting firm our annual audit and annual consolidated financial statements, reviews with management the status of internal accounting controls, evaluates problem areas having a potential financial impact on us that may be brought to the committee’s attention by management, the independent registered public accounting firm or the board of directors, and evaluates all of our public financial reporting documents.

In addition, the audit committee reviews and approves all expense reimbursements made to our officers or directors. Any expense reimbursements payable to members of our audit committee are reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Nominating Committee

A nominating committee of the board of directors has been established, which consists of Messrs. Veraros, Koilalous and Brynteson, each of whom is an independent director. In addition, Mr. Harrington is expected to join the Nominating Committee after consummation of the vessel acquisition and his appointment to the board as an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Code of Conduct and Ethics

We have adopted a code of conduct and ethics applicable to our directors and officers in accordance with applicable federal securities laws and the rules of the New York Stock Exchange.

Conflicts of Interest

Stockholders and potential investors should be aware of the following potential conflicts of interest:

•	None of our officers and directors is required to commit their full time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities, including those related to Navios Holdings and Navios Partners.

•	Angeliki Frangou, our Chairman and Chief Executive Officer, is the Chairman and Chief Executive Officer of Navios Holdings and Navios Partners, an affiliate of Navios Holdings. In addition, Ms. Frangou is the Chairman of the board of directors of IRF European Finance Investments, Ltd. Ted C. Petrone, our president and a member of our board of directors, is the president of Navios Corporation, a subsidiary of Navios Holdings, and a director of Navios Holdings. In the course of their business activities for Navios Holdings, our common officers and directors may become aware of investment and business opportunities that may be appropriate for presentation to us as well as to Navios Holdings and Navios Partners. For this reason, we have entered into a business opportunity right of first refusal agreement with Navios Holdings and Navios Partners, the terms of which are discussed elsewhere herein.

•	The financial interests of our initial stockholders, including our officers and directors, certain of whom are also members of the board of Navios Holdings, may influence their motivation to support the vessel acquisition and determination as to whether the vessel acquisition is in our stockholders’ best interest because:

•	our initial stockholders own sponsor units that will be released from escrow (or from transfer restrictions in the case of the sponsor warrants) only if a business combination is successfully consummated; and

•	Navios Holdings owns sponsor warrants that will expire worthless if a business combination is not consummated.

•	Upon consummating the vessel acquisition, we will enter into a five-year Management Agreement with a subsidiary of Navios Holdings, pursuant to which such subsidiary will provide certain commercial and technical ship management services for a fixed daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel and $7,000 per owned LR1 product tanker vessel for the first two years of the term of that agreement.

•	Other than with respect to the vessel acquisition, we have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such parties may have an interest in certain transactions in which we are involved, and may also compete with us.

•	Because (a) each of our independent directors will be entitled to receive $50,000 in cash per year for their board service, accruing pro rata from the respective start of their service on our board of directors and payable only upon the successful consummation of a business combination, and (b) all of our directors will continue to serve on our board following the vessel acquisition and may be entitled to compensation for their services, the financial interest of our independent directors could influence their motivation to support the vessel acquisition and determination as to whether the vessel acquisition is in our stockholders’ best interest.

•	H. Clarkson & Company Ltd., a wholly owned subsidiary of leading worldwide shipbroker Clarkson PLC, has received customary fees for advising unaffiliated third parties in relation to the sale of certain of the vessels that are part of the vessel acquisition. Mr. Julian Brynteson, a member of our board, is a managing director of sales and purchases at H. Clarkson & Company Ltd.

•	All of Navios Holdings’ investment in us will be lost if we do not consummate a business combination. This amount is comprised of consideration paid for the sponsor units and sponsor warrants. These amounts are in addition to claims made against the trust account by creditors that have not executed waivers of claims. In addition, Navios Holdings has agreed to pay fees and expenses for our dissolution and liquidation in the event we do not have sufficient funds outside of the trust account to pay for such expenses.

We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

Each of our directors has, or may come to have other fiduciary obligations. Angeliki Frangou, our Chairman and Chief Executive Officer, is the Chairman and Chief Executive Officer of Navios Holdings and Navios Partners. In addition, Ms. Frangou is the Chairman of the board of directors of IRF European Finance Investments, Ltd. Ted C. Petrone, our president and a member of our board of directors, is the president of Navios Corporation, a subsidiary of Navios Holdings, and a director of Navios Holdings. Mr. Veraros is a senior analyst at Investments & Finance, Ltd., an investment banking firm specializing in the shipping industry. Mr. Koilalous is the founder and managing director of Pegasus Adjusting Services, Ltd., an adjusting firm in the shipping industry. Mr. Brynteson is a managing director for sales and purchases at H. Clarkson & Company, Ltd., a subsidiary of leading worldwide shipbroker Clarkson PLC. To minimize potential conflicts of interest, our directors and officers have agreed, until the earlier of the consummation of our initial business combination or our liquidation, that they will not become affiliated as an officer, director or stockholder of a blank check or blind pool company operating in or intending to acquire a business in the marine transportation and logistics industries.

In addition, each of Navios Holdings and Navios Partners have agreed, for the period commencing on the date of our initial public offering and extending until the earlier of the consummation of our initial business combination or our liquidation, that they will not form, invest in or become affiliated with a blank check or blind pool company operating in or intended to acquire a business in the marine transportation and logistics industries.

In connection with the vote required for any business combination, our initial stockholders have agreed to vote their respective shares of common stock that were owned prior to our initial public offering in accordance with the vote of the public stockholders owning a majority of the shares of our common stock sold in the initial public offering and to vote any shares they acquired in the initial public offering or subsequently in the open market in favor of any business combination they negotiate and present to the stockholders.

Each independent director will receive $50,000 in cash per year, accruing pro rata from the respective start of their service on our board of directors and payable only upon the successful consummation of a business combination. They will also receive reimbursement for out-of-pocket expenses incurred by them in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses, but such expenses will be subject to the review and approval of the audit committee, and any expense reimbursements payable to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval. Although we believe that all actions taken by our directors on our behalf will be in our best interests, we cannot assure you that this will be the case.

Navios Holdings has a significant ownership interest in us. As a result of Navios Holdings’ significant ownership stake in us and our common management, there are certain potential conflicts of interest, including potential competition as to acquisition targets and, after an acquisition has been consummated, potential competition and business relationships with each other.

In order to minimize potential conflicts of interest that may arise from multiple affiliations, each of our officers and directors (other than our independent directors) has agreed, until the earliest of (a) the consummation of our initial business combination, (b) July 1, 2010 (or up to July 1, 2011 if our stockholders approve an extension period), and (c) such time as they cease to be an officer or director, to present to us for our consideration, before presenting to any other entity, any business combination opportunity involving the potential acquisition of a controlling interest in a marine transportation or logistics business outside of the drybulk shipping sector, subject to (i) any fiduciary duties or contractual obligations they may have currently or in the future in respect of Navios Holdings or Navios Partners and any businesses in which either such company invests, and (ii) any other pre-existing fiduciary duties or contractual obligations they may have.

As a controlled affiliate of Navios Holdings, we are subject to the Partners Omnibus Agreement between Navios Holdings and Navios Partners that governs business opportunities within the drybulk shipping sector, as described above. In June 2009, Navios Holdings was released from the Partners Omnibus Agreement restrictions for two years in connection with acquiring such vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Navios Partners and its subsidiaries granted to Navios Holdings a similar right of first offer on any proposed sale, transfer or other disposition of any of its Panamax or Capesize drybulk carriers and related charters or any of its drybulk vessels that is not a Panamax or Capesize drybulk vessel and related charters owned or acquired by it. To resolve this conflict of interest, we have entered into a right of first refusal agreement that grants us the first opportunity to consider any business opportunity outside of the drybulk shipping sector. In June 2009, Navios Partners waived its rights of first refusal with respect to an acquisition opportunity relating to such vessels until (a) the consummation of our initial business combination, (b) our liquidation, and (c) June 2011.

Upon a change of control of Navios Holdings or Navios Partners, the noncompetition and right of first offer provisions of the Partners Omnibus Agreement, and hence our obligations thereunder, will terminate within a specified period of time after such change in control. Our obligations under the Partners Omnibus Agreement will also be terminated whenever we are deemed no longer to be a controlled affiliate of Navios Holdings.

Because of the overlap between Navios Holdings, Navios Partners and Navios Acquisition with respect to possible acquisitions under the terms of the Partners Omnibus Agreement, as amended, we have entered into a business opportunity right of first refusal agreement, which provides that Navios Acquisition, Navios Holdings and Navios Partners will share business opportunities in the marine transportation and logistics industries, commencing on the date of the prospectus related to our initial public offering and extending until the earlier of the consummation of our initial business combination or our liquidation, as follows (subject to the amended Partners Omnibus Agreement and the waiver as previously disclosed):

•	We will have the first opportunity to consider any business opportunities outside of the drybulk shipping sector.

•	Navios Holdings will have the first opportunity to consider any business opportunities within the drybulk shipping sector, with the exception of any Panamax or Capesize drybulk carrier under charter for three or more years it might own.

•	Navios Partners has the first opportunity to consider an acquisition opportunity relating to any Panamax or Capesize drybulk carrier under charter for three or more years.

Decisions by us to release Navios Holdings and Navios Partners to pursue any corporate opportunity outside of the drybulk sector will be made by a majority of our independent directors. We are permitted to, and will, consider suitable opportunities both within and outside the drybulk shipping sector of the marine transportation and logistics industries. Although we have entered into the business opportunity right of first refusal agreement, we have done so primarily to (i) provide greater certainty to the process by which we manage any potential conflicts of interest, and (ii) provide each of our and Navios Holdings’ and Navios Partners’ management with guidelines to permit each of them to fully and properly discharge their respective duties to each of us, Navios Holdings and Navios Partners, where implicated.

Given that we have now settled on entering the product and chemical tanker sectors, we are entering into a new agreement, the Acquisition Omnibus Agreement, as described under the heading “Navios Acquisition Management and Operations After the Business Combination — The Acquisition Omnibus Agreement” below which will supersede the above described agreement.

Further, all ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including Navios Holdings, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties, and such transactions will require prior approval, in each instance, by a unanimous vote of our disinterested “independent” directors or the members of our board who do not have an interest in the transaction. In addition, we will not pursue a business combination with an entity affiliated with us, Navios Holdings, or our officers and directors unless we obtain an opinion from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority, Inc. that the business combination is fair to our unaffiliated stockholders from a financial point of view, and all of our disinterested, independent directors approve the transaction. See the section entitled “Risk Factors” beginning on page 119 for a further discussion on potential conflicts of interest.

Facilities

We do not own any real estate or other physical property. Our headquarters are located at 85 Akti Miaouli Street, Piraeus, Greece 185 38. The cost of this space is included in the monthly fee of $10,000 that Navios Holdings charges us for general and administrative services pursuant to a services agreement between us and it. We believe that our office facilities are suitable and adequate for our business as it is presently conducted. Upon consummation of the vessel acquisition, we will enter into an Administrative Services Agreement with a subsidiary of Navios Holdings to provide administrative services and office space, as described below under “Navios Acquisition Management and Operations After the Business Combination — The Administrative Services Agreement.”

Employees

We have three officers, two of whom are also members of our board of directors. These two directors are not obligated to contribute any specific number of hours per week but intend to devote approximately five to ten percent of their time per week to our affairs, which could increase significantly during periods of negotiation for business opportunities.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis of Navios Acquisition’s consolidated financial condition and results of operations together with Navios Acquisition’s condensed financial statements and notes thereto that appear elsewhere in this proxy statement. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements.

The historical condensed financial results of Navios Acquisition described below are presented in United States dollars.

Overview

Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. We were formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination one or more assets or operating businesses in the marine transportation and logistics industries. We have neither engaged in any operations nor generated significant revenue to date. We are considered to be in the development stage as defined in the FASB-issued guidance for Accounting and Reporting by Development Stage Enterprises, and are subject to the risks associated with activities of development stage companies. We have selected December 31st as our fiscal year end. To date, our efforts have been limited to organizational activities, our initial public offering and the search for and negotiations with potential target businesses for a business combination. As of the date of this proxy statement, we have not acquired any business operations and have no operations generating revenue.

•	On March 18, 2008, we issued 8,625,000 sponsor units to Navios Holdings for $25,000 in cash, at a purchase price of approximately $0.003 per unit. Each sponsor unit consists of one share of our common stock and one warrant.

•	On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 sponsor units to our officers and directors (200,000 to Angeliki Frangou, 50,000 to Ted C. Petrone, 15,000 to Julian David Brynteson, 15,000 to John Koilalous and 10,000 to Nikolaos Veraros).

•	On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 sponsor units, which, upon receipt, we cancelled. Accordingly, the initial stockholders own 6,325,000 sponsor units.

•	On July 1, 2008, we consummated our initial public offering. Simultaneously with the closing of the initial public offering, Navios Holdings purchased 7,600,000 sponsor warrants from us in the private placement. The proceeds from the private placement were added to the proceeds of the initial public offering and placed in the trust account. The net proceeds of our initial public offering, including amounts in the trust account, have been invested in U.S. Treasury Bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. As of December 31, 2009, the trust account had a balance of $251.5 million, including short-term investments.

•	Navios Holdings loaned us a total of $0.5 million for the payment of offering expenses. This loan was payable on the earlier of March 31, 2009 or the completion of our initial public offering. On December 31, 2009, the balance of the loan was zero, as we fully repaid the loan in November 2008.

Trends and Factors Affecting Our Future Results of Operations

We have neither engaged in any operations nor generated any revenues to date and we will not generate any operating revenues until after consummation of a business combination. We generate non-operating income in the form of interest income on cash and cash equivalents following the completion of our initial public offering. Since our initial public offering, we have paid monthly fees of $10,000 per month to Navios Holdings for office and secretarial services, and we incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

Year to year comparisons and historical results of operations are not necessarily meaningful as they show Navios Acquisition as a company without operations, which will change if the vessel acquisition is consummated.

Results of Operations

For the year ended December 31, 2009 compared to the year ended December 31, 2008:

The following table presents consolidated revenue and expense information for the year ended December 31, 2009, for the period from March 14, 2008 (date of inception) to December 31, 2008 and for the period from March 14, 2008 (date of inception) to December 31,2009. This information was derived from the audited consolidated revenue and expense accounts of the Company for the year ended December 31, 2009 and for the period from March 14, 2008 to December 31, 2008.

		Period from	Period from
		March 14, 2008	March 14, 2008
		(Date of	(Date of
	Year Ended	Inception) to	Inception) to
	December 31,	December 31,	December 31,
	2009	2008	2009

Revenue	$—	$—	$ —
Expenses
General and administrative expenses	(120,000)	(60,000)	(180,000)
Formation and operating costs	(874,377)	(332,771)	(1,207,148)

Loss from operations	$(994,377)	$(392,771)	(1,387,148)
Interest income	331,656	1,435,550	1,767,206
Other income	14,909	4,405	19,314

Net income/(loss) applicable to common stockholders	$(647,812)	$1,047,184	$399,372

General and administrative expenses.  General and administrative expenses increased by $0.06 million to $0.12 million for the year ended December 31, 2009 as compared to $0.06 million for the period from March 14, 2008 (date of inception) to December 31, 2008. We presently occupy office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time. We have agreed to pay such Navios Holdings $0.01 million per month for such services. As of December 31, 2009, we accrued $0.03 million for administrative services rendered by Navios Holdings.

Formation and operating costs.  Formation and operating costs increased by $0.6 million to $0.9 million for the year ended December 31, 2009 as compared to $0.3 million for the period from March 14, 2008 (date of inception) to December 31, 2008. This is due to an increase of $0.6 million in professional and other services.

Interest from trust account.  Interest from the trust account decreased by $1.1 million to $0.33 million for the year ended December 31, 2009 from $1.4 million for the period from March 14, 2008 (date of inception) to December 31, 2008. The net proceeds of our initial public offering, including amounts in the trust account, have been invested in U.S. Treasury Bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. The decrease is mainly due to the significant drop in interest rates during 2009.

Other income.  Other income is considered immaterial and is related to the unrealized gain that derives from valuation of U.S. Treasury Bills as of December 31, 2009.

Liquidity and Capital Resources

Net income decreased by $1.7 million to $0.6 million expense for the year ended December 31, 2009 from $1.1 million for the period from March 14, 2008 (date of inception) to December 31, 2008. Net income derived from interest income less general and administrative expenses and formation costs and the reasons for the decrease are discussed above. For the period presented, Earnings Before Interest and Tax (“EBITDA”) is zero.

Our liquidity needs have been satisfied to date through receipt of $25,000 in unit subscriptions from our initial stockholders, through a loan of $0.5 million from Navios Holdings, both of which are described below, and the proceeds of our investing activities. As of December 31, 2009, the balance of the loan was zero, as we fully repaid the loan in November 2008. Unless and until a business combination is consummated, the proceeds held in the trust account will not be available for our use for any purpose, including the payment of any expenses related to our initial public offering or expenses that we may incur related to the investigation and selection of a target business or the negotiation of an agreement to effect the business combination.

On March 18, 2008, we issued 8,625,000 sponsor units to Navios Holdings for $25,000 in cash, at a purchase price of approximately $0.003 per unit.

On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 sponsor units, which we have cancelled. Accordingly, our initial stockholders own 6,325,000 sponsor units.

On July 1, 2008, we closed our initial public offering. Simultaneously with the closing of the initial public offering, we consummated the private placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to Navios Holdings. The initial public offering and the private placement generated gross proceeds to us in the aggregate of $260.6 million. To the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account, as well as any other net proceeds not expended, will be used to finance the operations of the target business.

In order to meet expenditures required for operating our business prior to our initial business combination, we are also relying on interest, in an amount of up to $3.0 million, earned on the trust account balance to fund such expenditures and to the extent that the interest earned is below our expectation, we may have insufficient funds available to operate our business prior to our initial business combination. In 2009, we drew an amount of $1.0 million out of the interest earned on the trust account that was used as working capital. Moreover, we will need to obtain additional financing to the extent such financing is required to consummate our initial business combination or the extended period, as the case may be, or because we become obligated to convert into cash a significant number of shares from dissenting stockholders, in which case we may issue additional securities or incur debt in connection with such business combination.

Cash Flow for the year ended December 31, 2009 compared to the year ended December 31, 2008:

The following table presents cash flow information for the year ended December 31, 2009, for the period from March 14, 2008 (date of inception) through December 31, 2008 and for the period from March 14, 2008 (date of inception) through December 31, 2009. This information was derived from Navios Acquisition’s audited consolidated statement of cash flows for the year ended December 31, 2009 and for the period from March 14, 2008 (date of inception) through December 31, 2008.

			March 14, 2008
			(Date of
	Year Ended	Year Ended	Inception) to
	December 31,	December 31,	December 31,
	2009	2008	2009

Net cash provided by/(used in) operating activities	$(622,629)	$1,467,518	$844,889
Net cash provided by/(used in) investing activities	707,713	(252,201,007)	(251,493,294)
Net cash provided by financing activities	—	250,735,504	250,735,504

Net increase cash and cash equivalents	$85,084	$2,015	$87,099

Cash provided by/(used in) operating activities for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

Net cash provided by/(used in) operating activities decreased by $2.1 million to $(0.6) million for the year ended December 31, 2009 as compared to $1.5 million for the period from March 14, 2008 (date of inception) to December 31, 2008. The increase is analyzed as follows:

The net income for the year ended December 31, 2009, decreased to $(0.6) million from $1.5 million for the period from March 14, 2008 to December 31, 2008. The decrease is analyzed as follows:

Amounts due to related parties decreased by $0.11 million to $0.03 million as of December 31, 2009 from $0.14 million as of December 31, 2008. This decrease is mainly due to offering costs reimbursed to Navios Holdings as well as the payment of administrative fees. We presently occupy office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time. We have agreed to pay Navios Holdings $0.01 million per month for such services. As of December 31, 2009, we accrued $0.03 million for administrative services rendered by Navios Holdings. This amount is included under amounts due to related parties in the balance sheet.

Prepaid expenses and other current assets remained the same at $0.05 million for both December 31, 2009 and 2008. This amount is related to directors and officers insurance that covers the 12-month period ended June 25, 2010 and 2009, respectively.

Accrued expenses increased by $0.1 million from $0.3 million at December 31, 2008 to $0.4 million at December 31, 2009. This amount is related to accrued legal and professional fees and to fees charged by bank for services provided relating to U.S. Treasury Bills.

Accounts payable increased by $0.03 million from $0.03 million at December 31, 2008 to $0.06 million at December 31, 2009. This amount concerns payables mainly for professional fees, legal fees, filing expenses and fees charged by bank for services provided relating to U.S. Treasury Bills.

Cash provided by/(used in) investing activities for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

Net cash provided by investing activities decreased by $251.5 million from $252.2 million at December 31, 2008 to $0.7 million at December 31, 2009.

Restricted cash held in the trust account, including short-term investments, had a balance of $251.5 million and $252.2 million as of December 31, 2009 and 2008, respectively. Out of this amount, cash held in the trust account amounted to $0 as of December 31, 2009 and 2008, respectively, and the balance amount is related to U.S. Treasury Bills. Following the completion of the initial public offering, at least 99.1% of the gross proceeds, after payment of certain amounts to the underwriters, were held in the trust account and invested in U.S. Treasury Bills. Our agreement with the trustee requires that the trustee will invest and reinvest the proceeds in the trust account only in United States “government debt securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less, or in money market funds meeting the conditions under Rule 2a-7 promulgated under the Investment Company Act. Except with respect to interest income that may be released to us (i) up to $3.0 million to fund working capital requirements, and (ii) any additional amounts needed to pay our income and other tax obligations, the proceeds will not be released from the trust account until the earlier of the completion of a business combination or liquidation, or for payments with respect to shares of common stock converted in connection with the vote to approve an extension period. For the years ended December 31, 2009 and 2008, the amount of $1.0 million and $0, respectively, was released to us out of the interest income earned, with the purpose to fund working capital requirements.

Cash provided by financing activities for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

Net cash provided by financing activities decreased by $250.7 million from $250.7 million at December 31, 2008 to $0 at December 31, 2009.

During the corresponding period of 2009, we did not have any investing activities.

Cash provided by financing activities of $250.7 million for the year ended December 31, 2008 resulted from the following: (a) proceeds from issuance of warrants from us amounting to $7.6 million (these warrants were purchased by Navios Holdings at a price of $1.00 per warrant (7.6 million warrants in the aggregate) in the private placement. The proceeds from the private placement were added to the proceeds of the initial public offering and placed in the trust account); (b) gross proceeds of $253 million from the sale of 25,300,000 units on July 1, 2008 at a price of $10.00 per unit (including 10,119,999 shares of common stock subject to possible redemption); (c) proceeds from a loan of $0.5 million that we received from Navios Holdings on March 31, 2008 (the loan evidenced thereby was non-interest bearing, unsecured, and was due upon the earlier of March 31, 2009 or the completion of the initial public offering. We fully repaid the loan in November 2008.); (d) proceeds from issuance of 8,625,000 sponsor units to Navios Holdings for an aggregate purchase price of $25,000, of which an aggregate of 290,000 were transferred to our officers and directors (subsequently, on June 16, 2008, Navios Holdings agreed to return to the us an aggregate of 2,300,000 sponsor units, which, upon receipt, we cancelled. Accordingly, the initial stockholders own 6,325,000 sponsor units.); and (e) payments for underwriters’ discount and offering cost of $9.9 million.

Controls and Procedures

We are required to comply with the internal control requirements of the Sarbanes-Oxley Act. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to consummate any such acquisition.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices, and other market-driven rates or prices. We are not presently engaged in and, if a suitable business target is not identified by us prior to the prescribed liquidation date of the trust fund, we may not engage in, any substantive commercial business. Accordingly, we are not and, until such time as we consummate a business combination, we will not be, exposed to risks associated with foreign exchange rates, commodity prices, equity prices or other market-driven rates or prices. The net proceeds of our initial public offering held in the trust fund have been invested only in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Given our limited risk in our exposure to money market funds, we do not view the interest rate risk to be significant.

Off-balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of April 7, 2010, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations. No unaudited quarterly operating data is included in this proxy statement as we have conducted no operations to date.

Recent Developments

As described elsewhere herein, we have entered into the Acquisition Agreement for the vessel acquisition.

In connection with the vessel acquisition, we would become the guarantor of the obligations under the Credit Agreements described below.

Navios Acquisition is in advanced negotiations with commercial banks for a credit facility of up to $52.0 million to be used to partially finance the acquisition of the two currently operating LR1 vessels. Such

Credit Agreement is expected to have a six-year term, with a 14.5-year profile due to a $15.24 million per vessel balloon payment against a loan of $26.0 million per vessel. The credit facility is expected to bear interest at a margin ranging from 2.50% to 2.75% over the applicable base rate per annum.

Pursuant to a credit agreement with Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank, as lenders, a credit facility of up to $150.0 million will be used to partially finance the construction of two chemical tankers and four product tankers. In addition, pursuant to a credit agreement with DVB Bank SE and Fortis Bank, as lenders, a credit facility of up to $75.0 million will be used to partially finance the construction of three product tankers. Financing of up to $25.0 million is available for each of the nine vessels. In addition, such Credit Agreements each have a six-year term, but a 17-year profile ($16.0 million per vessel balloon payment against a loan of $25.0 million per vessel). Both loans bear interest at a margin of 2.50% over the applicable base rate per annum. These term facilities provide for payment of commitment fees at 60 basis points per annum, payable quarterly in arrears, on the committed but undrawn portion of the loan and an upfront fee of 0.75% on the date of first drawn down under the agreements.

Pursuant to a commitment letter with Marfin Egnatia Bank, as lender, a revolving credit facility of up to $57.3 million will be made available for general corporate purposes and is currently anticipated to be drawn down to pay for a portion of the vessel acquisition purchase price. Such Credit Agreement is interest only until maturity subject to one year extension periods. Such Credit Agreement interest at a margin of 2.75% over the applicable base rate per annum.

The term Credit Agreements contain favorable covenants including (a) minimum liquidity, (b) maximum total net liabilities over total net assets (effective in general after delivery of the vessels), (c) minimum net worth (effective after delivery of the vessels, but in no case no later than 2013), (d) pari passu ranking of the loans with all Navios Acquisition credit undertakings, (d) loan to value ratio covenants applicable after delivery of the vessels initially of 125% for $225.0 million of the debt, (e) deposit of the unpaid equity portion to be released in conjunction with the loan advances at each construction stage, and (f) the ability to distribute up to 50% of net profits without the Lenders’ consent. In addition, the Credit Agreements contain no covenants that would impede our ability to grow our fleet, including no negative covenants restricting the incurrence of additional debt or preventing us from acquiring additional vessels. The Credit Agreements also require that Navios Holdings, Angeliki Frangou and their respective affiliates maintain, directly or indirectly, control over an aggregate of at least 30% of our outstanding securities.

We expect to draw down the maximum principal amount of $334.3 million available under the Credit Agreements to partially fund the vessel acquisition. Pursuant to the Acquisition Agreement, the guarantees of Navios Holdings to the Lenders will terminate and be replaced by guarantees of Navios Acquisition. The Lenders have consented to such replacement of guarantees of the Credit Agreements, and upon termination of its guarantees, Navios Holdings will have no further liability under the Credit Agreements.

The acquisition of the 13 vessels by Navios Acquisition will be accounted for as an asset acquisition. The initial measurement of the asset acquisition will be based upon the fair value of the consideration exchanged.

We have presented the selected unaudited pro forma condensed combined financial information that reflects the results of the vessel acquisition had the transition occurred as of December 31, 2009. The unaudited pro forma combined information is for illustrative purposes only. You should not rely on the unaudited pro forma combined balance sheet as being indicative of the historical financial position that would have been achieved had the vessel acquisition been consummated as of the date of this proxy statement.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2009
(In U.S. dollars)

					Additional
					pro-forma
		Pro-forma			Adjustments
		Adjustments			(with 10,199,999
	As at	(Assuming		Combined	Shares of		Combined
	December 31,	No Stock		(Before Stock	Common Stock		(After Stock
	2009	Conversion)(1)		Conversion)(1)	Conversion)(1)		Conversion)(1)

ASSETS
Current assets
Cash	87,099			87,099	—		87,099
Cash — receipt of funds from loan	—	158,996,126	(2)	158,996,126	—		158,996,126
Cash — payment of deferred underwriter’s fees	—	(8,855,000	)(3)	(8,855,000)	—		(8,855,000)
Cash — payment for the vessel acquisition	—	(191,748,944	)(4)	(191,748,944)	—		(191,748,944)
Cash — payment of transaction costs	—	(1,613,000	)(5)	(1,613,000)	—		(1,613,000)
Cash — release of the trust account	—	251,493,295	(6)	251,493,295	—		251,493,295
Cash — payment to convert stock into cash	—	—		—	(100,289,190	)(8)	(100,289,190)
Prepaid expenses	55,295	—		55,295	—		55,295

Total current assets	142,394	208,272,477		208,414,871	(100,289,190)		108,125,681
Other assets
Deposits for vessel acquisitions	—	191,748,944	(4)	191,748,944	—		191,748,944
Deferred transaction costs	—	1,613,000	(5)	1,613,000	—		1,613,000
Investment in trust account, including restricted cash	251,493,295	(251,493,295	)(6)	—	—		—
Deferred finance costs	—	2,690,250	(2)	2,690,250	—		2,690,250

Total other assets	251,493,295	(55,441,101)		196,052,194	—		196,052,194

Total assets	251,635,689	152,831,376		404,467,065	(100,289,190)		304,177,875

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	56,479	—		56,479	—		56,479
Accrued expenses	414,215	—		414,215	—		414,215
Amount due to related parties	30,119	—		30,119	—		30,119
Long-term debt, current portion	—	3,000,000	(2)	3,000,000	—		3,000,000

Total current liabilities	500,813	3,000,000		3,500,813	—		3,500,813
Long term liabilities
Long-term debt, net of current portion	—	158,686,376	(2)	158,686,376	—		158,686,376
Deferred underwriter’s fees	8,855,000	(8,855,000	)(3)	—	—		—

Common stock subject to redemption, 10,119,999 shares at redemption value, $9.91 per share	100,289,190	(100,289,190	)(7)	—	—		—
Total liabilities	109,645,003	52,542,186		162,187,189	—		162,187,189

					Additional
					pro-forma
		Pro-forma			Adjustments
		Adjustments			(with 10,199,999
	As at	(Assuming		Combined	Shares of		Combined
	December 31,	No Stock		(Before Stock	Common Stock		(After Stock
	2009	Conversion)(1)		Conversion)(1)	Conversion)(1)		Conversion)(1)

Commitments	—	—		—	—		—
Stockholders’ equity
Preferred Stock, $.0001 par value; 1,000,000 shares authorized; none issued Common stock, $.0001 par value, authorized 100,000,000 shares; 31,625,000 shares issued and outstanding (includes the 10,199,999 shares subject to redemption)	3,163	—		3,163	(1,020	)(8)	2,143
Additional paid-in capital	141,588,151	100,289,190	(6)	241,877,341	(100,288,170	)(8)	141,589,171
Earnings accumulated during the development stage	399,372	—		399,372	—		399,372

Total stockholders’ equity	141,990,686	100,289,190		242,279,876	(100,289,190)		141,990,686

Total liabilities and stockholders’ equity	251,635,689	152,831,376		404,467,065	(100,289,190)		304,177,875

(1)	Assumes no Forward Contracts.

(2)	To record the receipt of proceeds from the debt financing in order to finance the vessel acquisition. Navios Acquisition will pay to the Lenders upfront fees depending on the available loan amount under each facility.

(3)	To record the payment of the deferred underwriter’s fees, payable upon consummation of Navios Acquisition’s initial business combination.

(4)	To record the payment to the Shipbuilders and the Sellers of the initial installment or the deposit of the vessel acquisition, as applicable.

(5)	To record the transaction expenses, which consist of approximately (a) $490,000 for travelling and road show expenses, annual meeting and other expenses, (b) $245,000 for consulting expenses, (c) $763,000 for legal expenses, (d) $10,000 for audit fees, and (e) $105,000 for printing expenses. These fees will be capitalized on the balance sheet and amortized over future periods.

(6)	To record the release of the cash held in the trust account.

(7)	If all stockholders approve the vessel acquisition, the 10,199,999 shares of temporary equity will become permanent equity.

(8)	To record the conversion of the 10,199,999 shares of common stock (shares to be cancelled after the conversion), if 39.99% of the public holders of Navios Acquisition’s common stock both vote against the vessel acquisition proposal and properly exercise their conversion rights.

NAVIOS ACQUISITION MANAGEMENT AND OPERATIONS AFTER THE BUSINESS COMBINATION

General

Navios Acquisition was formed on March 14, 2008 under the laws of the Republic of the Marshall Islands and has its principal offices located in Piraeus, Greece. Upon consummation of the proposed vessel acquisition, Navios Acquisition’s principal focus will be the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals through its vessel-owning subsidiaries. See the section entitled “Risk Factors” beginning on page 119 for a further discussion on the potential risks of our business following the vessel acquisition.

Navios Acquisition’s Fleet

Upon delivery of the vessels, Navios Acquisition will own and operate 13 newly built vessels (11 product tankers and two chemical tankers) and will have options for two additional product tankers that will transport refined petroleum products (clean and dirty) and bulk liquid chemicals. After the closing, Navios Acquisition will be a holding company that will own its vessels or hold the rights to the Shipbuilding Contracts or the MOAs, as the case may be, through separate wholly owned subsidiaries. The following table provides summary information about Navios Acquisition’s fleet, once delivered, and the purchase price payable by the nominated subsidiaries under the Shipbuilding Contracts and the MOAs:

Type	DWT	Delivery date(1)	Purchase Price

LR1 Product Tanker	74,671	May 2010	$43.5 million
LR1 Product Tanker	74,671	May 2010	$43.5 million
Chemical Tanker	25,000	9/30/2010	$28.7 million
Chemical Tanker	25,000	11/30/2010	$28.7 million
LR1 Product Tanker	75,000	Q4 2011	$40.0 million
LR1 Product Tanker	75,000	Q4 2011	$40.0 million
MR2 Product Tanker	50,000	Q1 2012	$33.6 million
MR2 Product Tanker	50,000	Q2 2012	$33.6 million
MR2 Product Tanker	50,000	Q3 2012	$33.6 million
MR2 Product Tanker	50,000	Q3 2012	$33.6 million
MR2 Product Tanker	50,000	Q4 2012	$32.9 million
MR2 Product Tanker	50,000	Q4 2012	$32.9 million
MR2 Product Tanker	50,000	Q4 2012	$32.9 million

Options

LR1 Product Tanker	75,000	Q4 2012(2)	$40.5 million	(2)
LR1 Product Tanker	75,000	Q4 2012(2)	$40.5 million	(2)

(1)	Estimated.

(2)	Subject to the exercise by Navios Acquisition of an option to acquire the vessel which expires in November 2010.

The Shipbuilding Contracts

The construction and delivery of each of the 11 newbuilds, including the two under options, is governed by the terms and conditions of the respective Shipbuilding Contracts, as novated and amended. Each of the contracts includes customary terms and provisions for (a) the description of each vessel, (b) the payment terms, (c) approval of plans and drawings, (d) inspection during construction, (e) sea trials, (f) delivery condition, and (g) termination of the contracts.

Pursuant to the Acquisition Agreement and following Navios Holdings’ transfer of the stock of its subsidiaries that hold directly or indirectly the rights to the Shipbuilding Contracts, Navios Acquisition will acquire 11 vessels (9 product tankers and two chemical tankers) from the Shipbuilders for an aggregate purchase price of $370.7 million. The purchase price is payable in installments that are connected with certain shipbuilding milestones and upon delivery of each vessel. Navios Acquisition will also have options for two additional product tankers at $40.5 million each ($81.0 million in aggregate).

Representations and Warranties

Under each of the Shipbuilding Contracts, the Shipbuilder warrants that each vessel, at the time of its delivery, will be free of all encumbrances, mortgages, claims, charges, taxes and liens. The Shipbuilder will indemnify Navios Acquisition against all claims made against each vessel incurred prior to delivery.

Termination and Waiver

The Shipbuilder will have a fixed legal obligation under the respective Shipbuilding Contracts to deliver each respective vessel to Navios Acquisition on or before the agreed delivery date subject to permissible delays under certain conditions. If the Shipbuilder does not deliver the vessel within the permissible period, the terms of the Shipbuilding Contracts provide that any payments advanced (inclusive of the interest at 7%) would be refunded to Navios Acquisition and the Shipbuilding Contracts would become null and void.

Navios Acquisition may waive its right to terminate the Shipbuilding Contract for its own respective benefit and consummate the acquisition, even though one or more of these conditions have not been met. We cannot assure you that all of the conditions will be satisfied or waived or that each vessel acquisition will occur.

Guarantee

Under each of the Shipbuilding Contracts, for a 12-month period that begins once each vessel has been delivered to Navios Acquisition, each Shipbuilder guarantees the vessel in its entirety against all defects in the vessel that are due to defective material and/or poor workmanship on the part of the Shipbuilder and/or its subcontractors.

Expenses

Each Shipbuilder and each of the nominated subsidiaries is responsible for its own expenses in connection with the preparation, negotiation, execution and delivery of the Shipbuilding Contracts and the related transactions. Any expenses incurred by Navios Holdings in connection with the preparation, negotiation, execution and delivery of the Shipbuilding Contracts, including any installment payments made or out-of-pocket expenses incurred by Navios Holdings, will be reimbursed by Navios Acquisition upon approval of the vessel acquisition proposal.

Governing Law; Dispute Resolution

Each of the Shipbuilding Contracts is governed by and construed under the laws of England without regard to conflicts of laws principles.

The Options

Navios Acquisition will have options exercisable until November 2010 to purchase up to two LR1 newbuild vessels at $40.5 million per vessel. If the options are exercised, the construction and delivery of each vessel will be governed by the terms and conditions of a shipbuilding contract substantially the same to the ones described above.

The Memoranda of Agreement

The sale and delivery of each of the two LR1 tanker vessels from the Sellers, each for a purchase price of $43.5 million, is governed by the terms and conditions of a standard Memorandum of Agreement approved by the Baltic and International Maritime Council, or BIMCO, under code name SALEFORM 1993, as further negotiated by the parties. The MOA calls for a 10% deposit on the sales price with the balance to be paid on delivery of the vessels.

Distinguishing Factors and Business Strategy

Market Opportunity

We believe that the recent financial crisis and developments in the marine transportation industry, particularly in the product and chemical tanker sectors, have created significant opportunities to acquire vessels near historically low (inflation-adjusted) prices and employ them in a manner that will provide attractive returns on capital. We also believe that the recent financial crisis continues to adversely affect the availability of credit to shipping industry participants, creating opportunities for well-capitalized companies with committed available financing such as ours, to enter the product and chemical tanker sectors at this advantageous time.

Relationship with Navios Holdings

One of our key competitive advantages is our relationship with Navios Holdings.

Navios Holdings has developed considerable experience and a global network of relationships during its 55-year history of investing and operating in the maritime industry. We believe we will be able to leverage Navios Holdings’ global network of relationships to source attractive acquisitions, obtain competitive debt financing, and engage in innovative financing (such as the mandatorily convertible preferred stock Navios Holdings issued in acquiring certain newbuild vessels). In addition, we believe we will be able to use Navios Holdings’ established market contacts’ intelligence to attract high quality charter parties and to obtain insurance from an “AA+” rated governmental agency of an European Union member state. Furthermore, we will enter into a five-year Management Agreement with a subsidiary of Navios Holdings, pursuant to which such subsidiary will provide certain commercial and technical ship management services to us.

Navios Holdings’ long involvement and reputation for reliability in the Asia Pacific region have also allowed it to develop privileged relationships with many of the largest institutions in Asia. Through these institutional relationships, Navios Holdings has obtained relatively low-cost, long-term charter-in deals, with options both to extend time charters and purchase vessels. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants that lack Navios Holdings’ brand recognition, credibility, and track record.

Our relationship with Navios Holdings is also expected to enable us to access debt financing on favorable terms, as evidenced by the approximately 73% financing of the purchase price for the vessel acquisition and the favorable interest rates on such debt financing, as well as flexible covenants that will allow us to pursue our growth strategy.

Business Strategy

We believe that the recent financial crisis and developments in the marine transportation industry, particularly in the product and chemical tanker sectors, have created significant opportunities to acquire vessels near historically low (inflation-adjusted) prices and employ them in a manner that will provide attractive returns on capital. We also believe that the recent financial crisis continues to adversely affect the availability of credit to shipping industry participants, creating opportunities for well-capitalized companies with committed available financing such as ours, to enter the product and chemical tanker sectors at this advantageous time.

Our business strategy is to develop a world-leading operator and charterer of modern, high-quality product and chemical tankers. Our principal focus is the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals. We will seek to establish a leadership position by leveraging the established reputation of Navios Holdings for maintaining high standards of performance, risk management, reliability and the safety of its crews, vessels and the environment. We are committed to creating long-term stockholder value by executing on a growth strategy designed to maximize returns in all economic cycles. We believe that acquiring vessels in both the product and chemical tanker sectors will provide us with more balanced exposure to commodities, and provide more diverse opportunities to generate revenues than would a focus on any single shipping sector. We believe the vessel acquisition will be the first step to our becoming a world leader in these sectors. Should the opportunity present itself, we would also consider entering the oil tanker sector for transporting crude oil.

Our business strategy is based primarily upon the following principles:

•	Capitalize on near-historic low (inflation-adjusted) vessel prices in building a fleet of high quality, modern, double-hulled vessels;

•	Strategically manage sector exposure in product and chemical tankers;

•	Maintain an optimum charter mix;

•	Maintain a strong balance sheet and flexible capital structure;

•	Implement and sustain a competitive cost structure; and

•	Leverage the experience, brand name, global network of relationships and risk management expertise of Navios Holdings.

Capitalize on Near-Historic Low (Inflation-Adjusted) Vessel Prices

We intend to grow our fleet using Navios Holdings’ global network of relationships and long experience in the marine transportation industry, coupled with our financial resources and financing capability, to make selective acquisitions of young, high quality, modern, double-hulled vessels in the product and chemical tanker sectors. Vessel prices in these sectors have been severely affected by the continuing scarcity of debt financing available to shipping industry participants resulting from the recent worldwide financial crisis and because of the depressed charter rates for tankers that have persisted since the fall of 2008. We believe the most attractive opportunity in the maritime industry is acquiring modern tonnage in the product and chemical tanker sectors that are currently at cyclically low levels.

Strategically Manage Sector Exposure

We intend to operate a fleet of product and chemical tankers, as we believe that operating a fleet that carries refined petroleum products (clean and dirty) and bulk liquid chemicals provides us with diverse opportunities with a range of producers and consumers. As we grow our fleet, we expect to adjust our relative emphasis among the product and chemical tanker sectors over time according to our view of the relative opportunities in these sectors. We believe that having a mixed fleet of product and chemical tankers will give us the flexibility to adapt to changing market conditions, to capitalize on sector-specific opportunities and to manage our business successfully throughout varying economic cycles. We will also consider entering the crude oil transportation sector opportunistically.

Maintain Optimum Charter Mix

Depending on market conditions, we intend to deploy our vessels to leading charterers on a mix of short-, medium- and long-term time charters, including spot charters. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer term time charters. We will also seek profit sharing arrangements in our long-term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates in the event of a strong spot market. We initially intend to limit the duration of the charters for the newbuilding product and chemical tankers we expect to acquire, as we believe this will give us the flexibility to take advantage of rising charter rates if the charter markets improve as the global economy strengthens.

Maintain a Strong Balance Sheet and Flexible Capital Structure

We believe our strong balance sheet and relationships with commercial and other banks provide significant financial flexibility. We have been able to fund approximately 73% of the vessel acquisition purchase price through favorable long-term financing. This financial flexibility permits us to pursue attractive business opportunities.

The $457.7 million aggregate purchase price of the vessels will be paid in several installments. The first installment of $191.8 million will require $30.1 million of equity, and $161.7 million from debt financing. The $265.9 million balance will be paid until 2012 as vessels are delivered. Of this amount, approximately $172.6 million will be financed from debt financing and the $93.3 million balance will be funded from available cash. Thus after giving effect to the first installment, payment of deferred underwriters’ fees (approximately $8.9 million), and estimated transaction expenses (approximately $1.6 million), we will have a cash balance of $208.3 million (assuming no conversion of shares and no Forward Contracts transactions), which will be available for us to implement our growth strategy. We expect that our strong balance sheet and significant cash balances will allow competitive bank financing for acquisitions. As a result, we believe we will be well-positioned to grow our fleet by pursuing selective acquisitions of product and chemical tankers.

Implement and Sustain a Competitive Cost Structure

Pursuant to the Management Agreement and Administrative Services Agreement (as more fully described below under “Proposal 1 — The Vessel Acquisition Proposal”), a subsidiary of Navios Holdings will coordinate and oversee the commercial, technical and administrative management of our fleet. We believe that such subsidiary of Navios Holdings will be able to do so at rates competitive with those that would be available to us through independent vessel management companies. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs.

We believe that we will be able to leverage the economies of scale of Navios Holdings and manage operating and maintenance costs. At the same time, we believe the young age and high quality of the vessels in our fleet, coupled with Navios Holdings’ safety and environmental record, will position us favorably within the product and chemical tanker sectors with our customers and for future business opportunities.

Leverage Navios Holdings’ Experience, Brand, Network and Risk Management Expertise

Experience and Relationships

We intend to capitalize on the global network of relationships that Navios Holdings has developed during its long history of investing and operating in the marine transportation industry. This includes decades-long relationships with leading charterers, financing sources and key shipping industry players. When charter markets and vessel prices are depressed and vessel financing is difficult to obtain, as is currently the case, we believe the relationships and experience of Navios Holdings and its management enhances our ability to acquire young, technically advanced vessels at cyclically low prices and employ them under attractive charters with leading charterers.

Navios Holdings’ long involvement and reputation for reliability in the Asia Pacific region have also allowed it to develop privileged relationships with many of the largest institutions in Asia. Through these institutional relationships, Navios Holdings has obtained relatively low-cost, long-term charter-in deals, with options to extend time charters and options to purchase the majority of the vessels. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants that lack Navios Holdings’ brand recognition, credibility, and track record.

Access to Attractive Debt Financing

We believe that our relationship with Navios Holdings will enable us to access favorable debt financing, as evidenced by the Credit Agreements, which contain favorable features, including:

Advanced Rate

•	73% financing of the aggregate purchase price of the vessels;

Interest Rate

•	for $334.3 million of the debt, interest margin ranging from 2.50% to 2.75% over the applicable base rate;

Term

•	six-year term for $277.0 million of debt;

Favorable Amortization

•	for $225.0 million of the debt, approximately 17-year amortization profile ($16.0 million balloon payment per vessel against a loan of $25.0 million per vessel);

•	for $52.0 million installment, approximately 14.5-year amortization profile ($15.24 million balloon payment per vessel against a loan of $26.0 million per vessel);

Favorable Covenants

•	loan to value ratio covenants (post-delivery of vessel) initially of 125%;

•	financial covenants generally inapplicable until after delivery of the vessels;

•	ability to distribute up to 50% of net profits; and

•	no negative covenants restricting the incurrence of additional debt or preventing us from acquiring additional vessels.

The above reflects three six-year term loans (one of which is in advanced stages of negotiation) for an aggregate of $277.0 million of indebtedness, and a two-year, $57.3 million revolving credit facility for general corporate purposes, repayable in one installment in March 2012 (with available one-year extensions). The covenants described above apply only to the term loans of $225.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments” for a more detailed discussion of the Credit Agreements.

See the section entitled “Risk Factors” beginning on page 119 for a discussion of risks associated with our debt financing.

Benefit from Navios Holdings’ Leading Risk Management Practices

Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns. Navios Holdings actively engages in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates.

Navios Holdings closely monitors credit exposure to charterers and other counterparties. Navios Holdings has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high-credit, quality-collateralized corporations and financial institutions. Navios Holdings has strict guidelines and policies that are designed to limit the amount of credit exposure. Most importantly, Navios Holdings has insured its charter-out contracts through a “AA+” rated governmental agency of an European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy for the remaining term of the charter-out contract (subject to applicable deductibles and other customary limitations for insurance). Navios Acquisition will benefit from these established policies, as well as seek to benefit from the credit risk insurance available to Navios Holdings, although no assurance can be provided that it will so qualify.

Reasons for Entering the Product and Chemical Tanker Sectors

We believe that the product and chemical tanker sectors are attractive because of the current opportunity to acquire tankers in those sectors near historically low (inflation-adjusted) prices, and given the likely future demand for these services. The recent financial turmoil, and the more restrictive lending practices that have resulted, has had a significant impact on new vessel pricing. As can be seen in the charts below, newbuild product tanker values have declined significantly from the recent peak in 2008, with newbuild tanker values for 50,000 deadweight ton vessels declining from an average of $52.1 million in 2008 to $34.5 million in 2010. Chemical tanker prices are also near their inflation-adjusted historical low, with newbuild tanker values for 25,000 dwt vessels declining to $42.0 million in 2010.

Product Tankers Newbuild Pricing
(50,000 dwt)

Source: Drewry

Chemical Tankers Newbuild Pricing
(25,000 dwt)

Source: Drewry

Product and chemical tankers are also attractive sectors because of the significant growth in demand during the period between 2000 through 2009 and the macro drivers suggesting continued growth as the global recession eases. During the period between 2000 through 2009, demand for transporting refined petroleum products increased by almost 110%, or a compound annual growth rate of about 8.6%. The demand for transporting bulk liquid chemicals increased during this same period by approximately 5.7% annually. Emerging markets were significant demand drivers for both sectors and are expected to continue as emerging markets, particularly Asia and the Middle East, build refineries. As the global economies exit the recent recession, emerging markets and countries of the Organization for Economic Co-operation and Development (“OECD”) will likely create significant additional demand for tanker services.

We believe as the global market improves, we will be positioned to take advantage of accompanying rate increases.

Customers

We plan to leverage Navios Holdings’ extensive experience and vast shipping industry network to attract high quality, highly rated counterparties, including oil majors and other prominent and reputable companies.

Management of the Fleet

Navios Acquisition will outsource the commercial and technical management of its fleet to a subsidiary of Navios Holdings.

The Management Agreement

At the closing of the vessel acquisition, we will enter into a five-year Management Agreement with a subsidiary of Navios Holdings, pursuant to which such subsidiary (the “Manager”) will provide certain commercial and technical ship management services to us. These services will be provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. The Manager will provide these services to us directly but may subcontract for certain of these services with other entities, including other Navios Holdings subsidiaries.

The commercial and technical management services will include:

•	the commercial and technical management of vessels: managing day-to-day vessel operations including negotiating charters and other employment contracts for the vessels and monitoring payments thereunder, ensuring regulatory compliance, arranging for the vetting of vessels, procuring and arranging for port entrance and clearance, appointing counsel and negotiating the settlement of all claims in connection with the operation of each vessel, appointing adjusters and surveyors and technical consultants as necessary, and providing technical support;

•	vessel maintenance and crewing: including the supervision of the maintenance and general efficiency of vessels and ensuring the vessels are in seaworthy and good operating condition, arranging our hire of qualified officers and crew, arranging for all transportation, board and lodging of the crew, negotiating the settlement and payment of all wages; and

•	purchasing and insurance: purchasing stores, supplies and parts for vessels, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and war risk and oil pollution insurance).

The initial term of the Management Agreement will be five years from the closing of the vessel acquisition. Pursuant to the terms of the Management Agreement, we will pay the Manager a fixed daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, and $7,000 per owned LR1 product tanker vessel for the first two years of the term of that agreement, with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This fixed daily fee will cover all of our vessel operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6,000 and $7,000 fixed fees were determined. Drydocking expenses will be fixed under this agreement at $300,000 per vessel.

The Management Agreement may be terminated prior to the end of its initial term by us upon 120-day’s notice if there is a change of control of the Manager or by the Manager upon 120-day’s notice if there is a change of control of Navios Acquisition. In addition, the Management Agreement may be terminated by us or by the Manager upon 120-day’s notice if:

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment or order that materially and adversely affects the other party’s ability to perform the Management Agreement is obtained or entered and not vacated or discharged; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the Management Agreement, the Management Agreement may be terminated prior to the end of its initial term by us or by the Manager upon 365-day’s notice for any reason other than those described above.

In addition to the fixed daily fees payable under the Management Agreement, the Management Agreement provides that the Manager will be entitled to reasonable supplementary remuneration for extraordinary fees and costs resulting from:

•	time spent on insurance and salvage claims;

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors such as “acts of God” outside the control of the Manager;

•	repairs, refurbishment or modifications, including those not covered by the guarantee of the Shipbuilders or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of the Manager, its employees or its agents, unless and to the extent otherwise covered by insurance);

•	expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;

•	costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;

•	any taxes, dues or fines imposed on the vessels or the Manager due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and

•	any similar costs, liabilities and expenses that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.

Under the Management Agreement, neither we nor the Manager will be liable for failure to perform any of our or its obligations, respectively, under the Management Agreement by reason of any cause beyond our or its reasonable control.

In addition, the Manager will have no liability for any loss arising in the course of the performance of the commercial and technical management services under the Management Agreement unless and to the extent that such loss is proved to have resulted solely from the fraud, gross negligence or willful misconduct of the Manager or its employees, in which case (except where such loss has resulted from the Manager’s intentional personal act or omission and with knowledge that such loss would probably result) the Manager’s liability will be limited to $3.0 million for each incident or series of related incidents.

Further, under our Management Agreement, we have agreed to indemnify the Manager and its employees and agents against all actions that may be brought against them under the Management Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such action; provided, however, that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents, or any breach of the Management Agreement by the Manager.

The Administrative Services Agreement

At the closing of the vessel acquisition, we will enter into a five-year Administrative Services Agreement with the Manager, pursuant to which the Manager will provide certain administrative management services to us.

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120-day’s notice if there is a change of control of the Manager or by the Manager upon 120-day’s notice if there is a change of control of us. In addition, the Administrative Services Agreement may be terminated by us or by the Manager upon 120-day’s notice if:

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment or order that materially and adversely affects the other party’s ability to perform the Administrative Services Agreement is obtained or entered and not vacated or discharged; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the Administrative Services Agreement, the Administrative Services Agreement may be terminated by us or by the Manager upon 365-day’s notice for any reason other than those described above.

The administrative services will include:

•	bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•	administrative and clerical services: providing office space, arranging meetings for our security holders, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•	banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds, negotiating loan and credit terms with lenders and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•	client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our security holders; and client and investor relations; and

•	integration of any acquired businesses.

We will reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

Under the Administrative Services Agreement, we will agree to indemnify the Manager and its employees against all actions which may be brought against them under the Administrative Services Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents.

The Acquisition Omnibus Agreement

At the closing of the vessel acquisition, we will enter into the Acquisition Omnibus Agreement with Navios Holdings and Navios Partners. The following discussion describes certain provisions of the Acquisition Omnibus Agreement.

Noncompetition

Navios Holdings and Navios Partners will agree not to acquire, charter-in or own Liquid Shipment Vessels (as hereinafter defined). For purposes of the Acquisition Omnibus Agreement, “Liquid Shipment Vessels” means vessels intended primarily for the sea going shipment of liquid products, including chemical and petroleum-based products, except for container vessels and vessels that will be employed primarily in operations in South America. This restriction will not prevent Navios Holdings or any of its controlled affiliates or Navios Partners (other than us and our subsidiaries) from:

(1) acquiring a Liquid Shipment Vessel(s) from us for fair market value;

(2) acquiring a Liquid Shipment Vessel(s) as part of the acquisition of a controlling interest in a business or package of assets and owning those vessels; provided, however, that:

(a) if less than a majority of the value of the total assets or business acquired is attributable to a Liquid Shipment Vessel(s) and related charters, as determined in good faith by the board of directors of Navios Holdings or Navios Partners, as the case may be, Navios Holdings or Navios Partners, as the case may be, must offer to sell a Liquid Shipment Vessel(s) and related charters to us for their fair market value plus any additional tax or other similar costs to Navios Holdings that would be required to transfer a Liquid Shipment Vessel(s) and related charters to us separately from the acquired business; and

(b) if a majority or more of the value of the total assets or business acquired is attributable to a Liquid Shipment Vessel(s) and related charters, as determined in good faith by the board of directors of Navios Holdings or Navios Partners, as the case may be, Navios Holdings or Partners, as the case may be, shall notify us in writing, of the proposed acquisition. We shall, not later than the 15th calendar day following receipt of such notice, notify Navios Holdings or Navios Partners, as the case may be, if we wish to acquire such a Liquid Shipment Vessel(s) and related charters forming part of the business or package of assets in cooperation and simultaneously with Navios Holdings or Navios Partners, as the case may be, acquiring a Liquid Shipment Vessel(s) and related charters forming part of that business or package of assets. If we do not notify Navios Holdings of our intent to pursue the acquisition within 15 calendar days, Navios Holdings may proceed with the acquisition as provided in (a) above.

(3) acquiring a non-controlling interest in any company, business or pool of assets;

(4) acquiring or owning a Liquid Shipment Vessel(s) and related charter if we do not fulfill our obligation, under any existing or future written agreement, to purchase such vessel in accordance with the terms of any such agreement;

(5) acquiring or owning a Liquid Shipment Vessel(s) subject to the offers to us described in paragraphs (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(6) providing ship management services relating to any vessel whatsoever, including to a Liquid Shipment Vessel(s) owned by the controlled affiliates of Navios Holdings; or

(7) acquiring or owning a Liquid Shipment Vessel(s) if we have previously advised Navios Holdings or Navios Partners, as the case may be, that we consent to such acquisition, or if we have been offered the opportunity to purchase such vessel pursuant to the Acquisition Omnibus Agreement and failed to do so.

If Navios Holdings or Navios Partners, as the case may be, or any of their respective controlled affiliates (other than us or our subsidiaries) acquires or owns a Liquid Shipment Vessel(s) pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

In addition, under the Acquisition Omnibus Agreement we will agree, and will cause our subsidiaries to agree, not to acquire, own, operate or charter drybulk carriers (“Drybulk Carriers”). Pursuant to an agreement between them, Navios Holdings and Navios Partners may be entitled to a priority over each other depending on the class and charter length of any Drybulk Carrier. This restriction will not:

(1) prevent us or any of our subsidiaries from acquiring a Drybulk Carrier(s) and any related charters as part of the acquisition of a controlling interest in a business or package of assets and owning and operating or chartering those vessels; provided, however, that:

(a) if less than a majority of the value of the total assets or business acquired is attributable to a Drybulk Carrier(s) and related charter(s), as determined in good faith by us, we must offer to sell such Drybulk Carrier(s) and related charter to Navios Holdings or Navios Partners, as the case may be, for their fair market value plus any additional tax or other similar costs to us that would be required to transfer the Drybulk Carrier(s) and related charter(s) to Navios Holdings or Navios Partners, as the case may be, separately from the acquired business; and

(b) if a majority or more of the value of the total assets or business acquired is attributable to a Drybulk Carrier(s) and related charter(s), as determined in good faith by us, we shall notify Navios Holdings or Navios Partners, as the case may be, in writing of the proposed acquisition. Navios Holdings or Navios Partners, as the case may be, shall, not later than the 15th calendar day following receipt of such notice, notify us if it wishes to acquire the Drybulk Carrier(s) forming part of the business or package of assets in cooperation and simultaneously with us acquiring the Non-Drybulk Carrier assets forming part of that business or package of assets. If Navios Holdings and Navios Partners do not notify us of its intent to pursue the acquisition within 15 calendar days, we may proceed with the acquisition as provided in (a) above.

(2) prevent us or any of our subsidiaries from owning, operating or chartering a Drybulk Carrier(s) subject to the offer to Navios Holdings or Navios Partners described in paragraph (1) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

(3) prevent us or any of our subsidiaries from acquiring, operating or chartering a Drybulk Carrier(s) if Navios Holdings and Navios Partners has previously advised us that it consents to such acquisition, operation or charter, or if they have previously been offered the opportunity to purchase such Drybulk Carrier(s) and have declined to do so.

If we or any of our subsidiaries owns, operates and charters Drybulk Carriers pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

Rights of First Offer

Under the Acquisition Omnibus Agreement, we and our subsidiaries will grant to Navios Holdings and Navios Partners, as the case may be, a right of first offer on any proposed sale, transfer or other disposition of any of our Drybulk Carriers and related charters owned or acquired by us. Likewise, Navios Holdings and Navios Partners will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to us for any Liquid Shipment Vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a Liquid Shipment Vessel(s) with a non-affiliated third party or any Drybulk Carrier(s) and related charter, we, Navios Holdings, or Navios Partners, as the case may be, will deliver a written notice to the other parties setting forth the material terms and conditions of the proposed transaction. During the 15-day period after the delivery of such notice, we, Navios Holdings or Navios Partners, as the case may be, will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 15-day period, we or Navios Holdings or Navios Partners, as the case may be, will be able within the next 180 calendar days to sell, transfer or dispose of the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or Navios Holdings, as the case may be, than those offered pursuant to the written notice.

Upon a change of control of Navios Partners, the noncompetition and the right of first offer provisions of the Acquisition Omnibus Agreement will terminate immediately as to Navios Partners, but shall remain binding on us and Navios Holdings. Upon a change of control of Navios Holdings, the noncompetition and the right of first offer provisions of the Acquisition Omnibus Agreement shall terminate; provided, however, that in no event shall the noncompetition and the rights of first refusal terminate upon a change of control of Navios Holdings prior to the fourth anniversary of the Acquisition Omnibus Agreement. Upon change of control of us, the noncompetition and the right of first offer provisions of the Acquisition Omnibus Agreement will terminate immediately as to all parties of the Acquisition Omnibus Agreement.

The Credit Agreements

Pursuant to a credit agreement with Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank, as lenders, a credit facility of up to $150.0 million will be used to partially finance the construction of two chemical tankers and four product tankers. In addition, pursuant to a credit agreement with DVB Bank SE and Fortis Bank, as lenders, a credit facility of up to $75.0 million will be used to partially finance the construction of three product tankers. Financing of up to $25.0 million is available for each of the nine vessels. In addition, such Credit Agreements each have a six-year term, but a 17-year profile ($16.0 million per vessel balloon payment against a loan of $25.0 million per vessel). Both loans bear interest at a margin of 2.50% over the applicable base rate per annum. These term facilities provide for payment of commitment fees at 60 basis points per annum, payable quarterly in arrears, on the committed but undrawn portion of the loan and an upfront fee of 0.75% on the date of first drawn down under the agreements.

Pursuant to a commitment letter with Marfin Egnatia Bank, as lender, a revolving credit facility of up to $57.3 million will be made available for general corporate purposes and is currently anticipated to be drawn down to pay for a portion of the vessel acquisition purchase price. Such Credit Agreement is interest only until maturity subject to one year extension periods. Such Credit Agreement bears interest at a margin of 2.75% over the applicable base rate per annum.

Navios Acquisition is in advanced negotiations with commercial banks for a credit facility of up to $52.0 million to be used to partially finance the acquisition of the two currently operating LR1 vessels. Such Credit Agreement is expected to have a six-year term, with a 14.5-year profile due to a $15.24 million per vessel balloon payment against a loan of $26.0 million per vessel. The credit facility is expected to bear interest at a margin of 2.50% over the applicable base rate per annum.

The term Credit Agreements contain favorable covenants including (a) minimum liquidity, (b) maximum total net liabilities over total net assets (effective in general after delivery of the vessels), (c) minimum net worth (effective after delivery of the vessels, but in no case no later than 2013), (d) pari passu ranking of the loans with all Navios Acquisition credit undertakings, (d) loan to value ratio covenants applicable after delivery of the vessels initially of 125%, (e) deposit of the unpaid equity portion to be released in conjunction with the loan advances at each construction stage, and (f) the ability to distribute up to 50% of net profits without the Lenders’ consent. In addition, the Credit Agreements contain no covenants that would impede our ability to grow our fleet, including no negative covenants restricting the incurrence of additional debt or preventing us from acquiring additional vessels. The Credit Agreements also require that Navios Holdings, Angeliki Frangou and their respective affiliates maintain, directly or indirectly, control over an aggregate of at least 30% of our outstanding securities.

We expect to draw down the maximum principal amount of $334.3 million available under the Credit Agreements to partially fund the vessel acquisition. Pursuant to the Acquisition Agreement, the guarantees of Navios Holdings to the Lenders will terminate and be replaced by guarantees of Navios Acquisition. The Lenders have consented to such replacement of guarantees of the Credit Agreements, and upon termination of its guarantees, Navios Holdings will have no further liability under the Credit Agreements.

Directors and Executive Officers

Set forth below are the names, ages and positions of Navios Acquisition’s directors, executive officers and key employees as of the date of this proxy statement and immediately following the closing date of the vessel acquisition.

Name	Age	Position

Angeliki Frangou	44	Chairman, Chief Executive Officer and Director
Ted C. Petrone	54	President and Director
Nikolaos Veraros, CFA	39	Director
Julian David Brynteson	42	Director
John Koilalous	79	Director
Leonidas Korres	34	Chief Financial Officer
Rex W. Harrington*	77	Director

*	Mr. Harrington has agreed to join our Board upon consummation of the vessel acquisition.

Angeliki Frangou has been our Chairman and Chief Executive Officer since inception. Ms. Frangou is also the Chairman and Chief Executive Officer of Navios Holdings, our sponsor, and, since August 2007, Navios Partners, an affiliated limited partnership trading on the New York Stock Exchange. Previously, Ms. Frangou was Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. During the period 1990 through August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A., and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. During the period April 2004 to July 2005, Ms. Frangou served on the board of directors of Emporiki Bank of Greece (then, the second largest retail bank in Greece). From June 2006 until September 2008, Ms. Frangou also served as Chairman of Proton Bank, based in Athens, Greece.

Ms. Frangou is a member of the Mediterranean Committee of the China Classification Society and a member of the Hellenic and Black Sea Committee of Bureau Veritas as well as a member of Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.

Ted C. Petrone has been our President and a member of our board of directors since March 2008. He has also been a director of Navios Holdings since May 2007, having become President of Navios Corporation (Navios Holdings’ predecessor entity) in September 2006. He heads Navios Holdings’ worldwide commercial operations. Mr. Petrone has served in the maritime industry for 31 years, 28 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked there in various operational and commercial positions. For the last 15 years, Mr. Petrone has been responsible for all the aspects of the daily commercial Panamax activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.

Nikolaos Veraros, CFA, has been a member of our board of directors since June 2008. Mr. Veraros is a senior analyst at Investments & Finance Ltd., where he has worked since August 2001, and also from June 1997 to February 1999. From March 1999 to August 2001, Mr. Veraros worked as a senior equity analyst for National Securities, S.A, a subsidiary of National Bank of Greece. He is a Chartered Financial Analyst (CFA), a Certified Market Maker for Derivatives in the Athens Stock Exchange, and a Certified Analyst from the

Hellenic Capital Market Commission. Mr. Veraros received his Bachelor of Science degree in Business Administration from the Athens University of Economics and Business and his Master of Business Administration degree in Finance/Accounting from the William E. Simon Graduate School of Business Administration at the University of Rochester.

Julian David Brynteson has been a member of our Board of Directors since June 2008. Since November 2006, Mr. Brynteson has been a managing director for sales and purchases at H. Clarkson & Company Ltd., a wholly owned subsidiary of Clarkson PLC, a London Stock Exchange-listed and leading worldwide shipbroker. Mr. Brynteson was a member of the board of directors of ISE from September 2004 until October 2005. From March 1987 to November 2006, Mr. Brynteson was employed in various capacities with Braemar Seascope Ltd. (the surviving entity following the merger between Seascope Shipping Ltd. and Braemar Shipbrokers Ltd.), a London Stock Exchange-listed shipbroker, becoming a director in the sales and purchase department in 2001.

John Koilalous has been a member of our board of directors since June 2008. Mr. Koilalous began his career in the shipping industry in the City of London in 1949, having worked for various firms both in London and Piraeus. He entered the adjusting profession in 1969, having worked for Francis and Arnold for some 18 years and then with Pegasus Adjusting Services Ltd., of which he was the founder and, until his retirement at the end of 2008, the managing director. He still remains active in an advisory capacity on matters of marine insurance claims.

Leonidas Korres has been our Chief Financial Officer since April 2010, and previously our Senior Vice President for Business Development since January 2010. Mr. Korres served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic from October 2005 until November 2009. Prior to that, from April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. From 2001 to 2004, Mr. Korres worked as a Senior Financial Advisor for KPMG Corporate Finance. From October 2007 until January 2010, Mr. Korres was a member of the board of directors of Navios Partners. From May 2003 to December 2006, Mr. Korres was Chairman of the Center for Employment and Entrepreneurship, a Non-Profit Company. From June 2008 until February 2009, Mr. Korres served as a board member and audit committee member of Hellenic Telecommunications Organization S.A. (trading on the Athens and New York Stock Exchanges). From June 2004 until November 2009, Mr. Korres served on the board of Hellenic Olympic Properties S.A., which was responsible for exploiting the Olympic venues. Mr. Korres earned his Bachelor’s degree in Economics from the Athens University of Economics and Business and his Master’s degree in Finance from the University of London.

Rex W. Harrington served as a member of the board of directors of Navios Holdings from October 2005 to March 2010. Mr. Harrington served as shipping advisor to the Royal Bank of Scotland plc from 1998 until 2001. In addition, Mr. Harrington served as Director of Shipping of the Royal Bank of Scotland plc from 1990 to 1998, Assistant General Manager, Shipping from 1980 to 1990 and Senior Manager, Shipping from 1973 to 1980. From 1969 to 1973, Mr. Harrington served as an executive of Baring Bothers & Co., Ltd., an international merchant banking firm, and, from 1957 to 1969, served in various capacities in the Bank of England. Mr. Harrington currently serves as a director of General Maritime Corporation, a company listed on the New York Stock Exchange, and is a senior consultant to the Bank of America on shipping. He is a member of the General Committee of Lloyds Register, the London Advisory Panel of InterCargo, the Baltic Exchange and the Steering Committee of the London Shipping Law Centre. Mr. Harrington is a Deputy Chairman of the International Maritime Industries Forum. He was a director of Dampskibsselskabet TORM, a company listed on the NASDAQ National Market and the Copenhagen Stock Exchange from 2003 to 2006, Clarksons (International Shipbrokers) quoted on the London Stock Exchange from 1995 to 1998, and a director of Lloyd’s Register from 1994 to 1999. Mr. Harrington has a Master’s degree from the University of Oxford.

Governmental and Other Regulations

Sources of applicable rules and standards

Shipping is one of the world’s most heavily regulated industries, and in addition it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe.

A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include local port authorities (the U.S. Coast Guard, harbor masters or equivalent entities), classification societies, flag state administration (country vessel of registry), state and local governmental pollution control agencies and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to and comply with stricter environmental standards and regulations. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with U.S. and international regulations.

International environmental regulations

The International Maritime Organization, or IMO, has negotiated a number of international conventions concerned with preventing, reducing or controlling pollution from ships. These fall into two main categories: conventions regarding ship safety standards, and conventions regarding measures to prevent pollution.

Ship safety regulation

In the former category, the primary international instrument is the Safety of Life at Sea Convention 1974, as amended, (SOLAS), together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the respective flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations may subject a shipowner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port

Facilities Security (ISPS) Code. If we consummate the vessel acquisition, our owned fleet should maintain ISM and ISPS certifications for safety and security of operations.

Pollution prevention from ships

In the second main category of international regulation, pollution prevention, the primary instrument is the International Convention for the Prevention of Pollution from Ships, or MARPOL, which imposes environmental standards on the shipping industry set out in Annexes I-VI of the convention. These annexes regulate the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions (Annex VI).

These regulations have been and continue to be regularly amended as new and higher standards of pollution prevention are introduced with which we are required to comply.

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. These regulations are enforced by the member states. We anticipate incurring costs in complying with these more stringent standards.

Revised Annex I to the MARPOL Convention entered into force in January 2007. It incorporates various amendments to the MARPOL Convention and imposes construction requirements for oil tankers delivered on or after January 1, 2010. On August 1, 2007, Regulation 12A (an amendment to Annex I) came into force imposing performance standards for accidental oil fuel outflow and requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which keel is laid on or after February 1, 2008. All of our newbuild tanker vessels will comply with Regulation 12A.

Greenhouse gas emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, referred to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. Although there was some expectation that a new climate change treaty would be adopted at the December 2009 United Nations Copenhagen climate change conference, it did not result in any legally binding commitments. Instead, the participating countries developed an accord on a framework for negotiations in 2010 that includes emission reduction targets for developed countries and goals for limiting increases in atmospheric temperature. The implementation of the Copenhagen accord could lead to restrictions on the emissions of greenhouse gases from shipping. International or multinational bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO’s second study of greenhouse gas emissions from the global shipping fleet (2009) predicts that greenhouse emissions from ships international shipping may increase 150% to 200% by 2050 due to expected growth in international seaborne trade. The IMO recently announced its intention to develop limits on greenhouse gases from international shipping and is working on proposed mandatory technical and operational measures. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the EPA has issued a finding that greenhouse gases endanger public health and safety and is considering a petition from the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Federal regulations relating to the control of greenhouse gas emissions are likely to follow, and the U.S. Congress is also considering climate change initiatives. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

Other international regulations to prevent pollution

In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. As of February 2010, the BWM Convention had been adopted by 22 states representing approximately 23% of the gross tonnage of the world’s merchant shipping. Moreover, the IMO has supported deferring the requirements of this convention that would first come into effect on December 31, 2011, even if it were to be adopted earlier.

European regulations

European regulations in the maritime sector are, in general, based on international law. However, since the Erika incident in 1999, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on shipowners and operators which are additional to those associated with compliance with international rules and standards.

In some areas of regulation, the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, the EU adopted in 2005, and amended in 2009, a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

United States environmental regulations and laws governing civil liability for pollution

Environmental law in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which shipowners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Additionally, pursuant to the U.S. federal laws, each state may enact more stringent regulations, thus subjecting shipowners to dual liability. Notably, California has adopted regulations that parallel most, if not all of the federal regulations explained below. We intend to comply with all applicable state regulations in the ports where our vessels will call.

U.S. federal law, including notably the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under the OPA as the relevant federal law, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulates oil spills pursuant to California Government Code section 8670, et seq. This law prohibits the discharge of oil, requires an oil contingency plan be filed with the state, requires that the shipowner contract with an oil response organization and requires a valid certificated of financial responsibility, all prior to the vessel entering state waters.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended the OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Prior to this amendment, these provisions of the OPA applied only to vessels that carry oil in bulk as cargo. However, before the federal requirements took effect, many of the individual states had previously adopted requirements for response plans for both non-tank and vessels. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. The OPA had historically limited liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to the OPA and its regulations, which came into effect on July 31, 2009, increased the liability limits for responsible parties for any vessel other than a tank vessel to $1,000 per gross ton or $854,400, whichever is greater. For tank vessels, the liability limit depends on the size and construction of the vessel, and can be up to $3,200 per gross ton or $23,496,000, whichever is greater.

These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, liability under some state laws do not include any limits, and thus, while limitation may be available under federal law, liability under state law is considered unlimited forcing a vessel owner or operator to first pay under state law and then possibly seek reimbursement from the federal government under the limitation provisions of the OPA.

In addition, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. For vessels carrying hazardous substances as cargo or residue, the limit of liability is $300 per gross ton or $5 million, whichever is greater.

The OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under both the OPA and CERCLA. Accordingly, pursuant to the newly-increased OPA liability limits and the CERCLA liability limits discussed above, the required amounts of such financial assurance have increased as well. For example, the required amounts of financial responsibility for a non-tank vessel over 300 gross tons that is not carrying hazardous substances as cargo is $1300 per gross ton, which includes the OPA liability limit of $1,000 per gross ton and the CERCLA liability limit of $300 per gross ton. Vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty, through instruments known as Certificates of Financial Responsibility or COFRs.

Under the OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under the OPA. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We would comply with the U.S. Coast Guard regulations by providing a certificate of responsibility from third-party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

The U.S. Coast Guard’s regulations concerning COFRs provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes COFRs. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations that had typically provided COFRs under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage. In addition to these liabilities, the vessel owner or operator may incur the costs of response and clean-up, as well as damages to natural resources.

The United States Clean Water Act, or the Clean Water Act, prohibits the discharge of pollutants in U.S. navigable waters and imposes strict liability for unauthorized discharges in the form of administrative or civil penalties or possible criminal liability. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. Pursuant to regulations promulgated by the EPA, in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, finding that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel and directing the EPA to develop a system for regulating all discharges from vessels.

To comply with this court mandate, the EPA issued a final vessel general permit, or VGP, that establishes effluent discharge limits for 26 specific vessel discharges. If the vessel acquisition is consummated, we will be required to comply with the terms of the permit, including the including the state-specific conditions imposed by the individual states in certifying the permit. In addition, we will be required to file a notice of intent to continue operations under the VGP, or file for an individual permit. We would be required to install the necessary controls to meet these limitations and/or otherwise restrict our vessel traffic in U.S. waters. The installation, operation and upkeep of these systems increase the costs of operating in the United States and other jurisdictions where similar requirements might be adopted. In addition, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements

The Federal Clean Air Act, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels would be subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On October 9, 2008, the United States ratified the amended Annex VI to the MARPOL Convention, addressing air pollution from ships, which went into effect on January 8, 2009.

The EPA and the State of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels. In December 2009, the EPA concluded its regulatory rule regarding stricter NOx, hydrocarbon and carbon monoxide emissions limits for new Category 3 marine diesel engines installed on vessels flagged or registered in the U.S. The final rule is expected to be published in the Federal Register in April 2010 and go into effect 60 days later. On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. Although the more stringent CARB regime was technically superseded when the United States ratified and implemented the amended Annex VI, on March 27, 2009, the United States and Canada jointly requested the IMO to designate the area extending 200 miles from their territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emissions Control Areas (“ECA”) under the new Annex VI amendments. The IMO adopted the U.S. and Canada ECA designation in March 2010 through an amendment to Annex VI of MARPOL. Accordingly, from the effective date in 2012 until 2015, vessels in ECAs cannot use fuel that exceeds 1.0% sulfur and beginning in 2015 cannot use fuel that exceeds 0.1 percent sulfur. In 2016, nitrogen oxide after-treatment requirements go into effect in ECAs. Compliance with these new requirements will cause us to incur further costs.

On February 4, 2009, the U.S. Coast Guard issued a policy letter outlining the steps it will take to enforce MARPOL Annex VI, or the Annex. In addition to reviewing the certificates, fuels sales records and logs that the Annex requires, the U.S. Cost Guard intends to conduct onboard inspections of relevant systems, as well as take fuel samples. These increased inspection and sampling requirements may add cost to the current compliance costs for the Annex.

The last few years have seen an increase in air pollution regulations by U.S. state and local authorities applying to the shipping industry. California, in particular, has adopted regulations requiring the use of shoreside power for shipping fleets, banning incineration within local waters, requiring the use of low sulfur fuels, and proposals to reduce vessel speeds. These regulations impose standards and monitoring requirements on vessel owners and operators. These regulations require expenditures to add controls or operating methods as well as liabilities for noncompliance.

As noted above, in the United States, the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean going ships under the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S., that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures the amount of which we cannot predict with certainty at this time.

Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board, by July 1, 2004, a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

International Laws Governing Civil Liability to Pay Compensation or Damages

When a tanker is carrying a cargo of “persistent oil” as defined by the Civil Liability Convention 1992 (CLC), her owner bears strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under CLC for a bunker spill from the vessel even when she is not carrying such a cargo, but is in ballast. CLC applies in over 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws are noted for being particularly stringent.

When a tanker is carrying clean oil products which do not constitute “persistent oil” for the purposes of CLC, liability for any pollution damage will generally fall outside the Convention and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The same applies to any pollution from the vessel in a jurisdiction which is not a party to the Convention.

Outside the United States, national or other domestic laws of this kind generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Some states have ratified the IMO’s Protocol of 1996 to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

We may decide to acquire and operate one or more non-tank vessels, which in certain circumstances may be subject to national and international laws governing pollution. In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunkers Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunkers Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunkers Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunkers Convention entered into force on November 21, 2008, and in early 2009 2010 it was in effect in 47 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Inspection by Classification Societies

Every sea going vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For ocean-going ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While Navios Acquisition believes that its expected insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that it will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

Navios Acquisition expects to obtain marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of its vessels. The vessels will each be covered up to at least fair market value, with deductibles in amounts of approximately $75,000.

Navios Acquisition will arrange, as necessary, increased value insurance for its vessels. With the increased value insurance, in case of total loss of the vessel, Navios Acquisition will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under insurance. Navios Acquisition does not expect to maintain loss of hire insurance for certain of its vessels. Loss of hire insurance covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations, or P&I Associations, which will cover Navios Acquisition’s third-party liabilities in connection with the operation of its ships. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations.

Navios Acquisition’s protection and indemnity insurance coverage for pollution is expected to be $1.0 billion in the aggregate per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each vessel that Navios Acquisition acquires in the acquisition will be entered with P&I Associations of the International Group. Under the International Group reinsurance program, each P&I club in the International Group is responsible for the first $8.0 million of every claim. In every claim the amount in excess of $8.0 million and up to $50.0 million is shared by the clubs under a pooling agreement. In every claim the amount in excess of $50.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $3.0 billion of coverage. Claims which exceed this amount are pooled by way of “overspill” calls, except for liabilities in respect of passengers and crew, which is capped at $3.0 billion, with a lower limit of $2.0 billion for passengers.

As a member of a P&I Association, which is a member of the International Group, Navios Acquisition will be subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums (ETP) and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of Navios Acquisition’s shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On March 18, 2008, Navios Acquisition issued 8,625,000 sponsor units to its sponsor, Navios Holdings, for $25,000 in cash, at a purchase price of approximately $0.003 per unit, of which 825,000 sponsor units were subject to mandatory forfeiture if and to the extent the underwriters’ over-allotment option was not executed in full. However, such sponsor units were not forfeited, as the underwriters fully exercised their over-allotment option. Each sponsor unit consists of one share of common stock and one warrant.

On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 sponsor units to our officers and directors.

On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 sponsor units, which we have cancelled. Accordingly, our initial stockholders own 6,325,000 sponsor units.

On July 1, 2008, we closed our initial public offering of 25,300,000 units, including 3,300,000 units issued upon the full exercise of the underwriters’ over-allotment option. Each unit consists of one share of our common stock and one warrant that entitles the holder to purchase one share of common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds to us of $253.0 million. Simultaneously with the closing of the initial public offering, we consummated the private placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to our sponsor, Navios Holdings. The initial public offering and the private placement generated gross proceeds to us in an aggregate amount of $260.6 million.

Navios Holdings loaned us a total of $0.5 million for the payment of offering expenses. This loan was payable on the earlier of March 31, 2009 or the completion of our initial public offering. We fully repaid the loan in November 2008.

We presently occupy office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of our initial business combination, it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time. We have paid Navios Holdings $10,000 per month for such services since the consummation of our initial public offering. As of December 31, 2009 and 2008, we accrued $30,000 and $60,000, respectively, for administrative services rendered by Navios Holdings. These amounts are included under amounts due to related parties in the balance sheet together with offering costs amounting to $0 and $76,323 as of December 31 2009 and 2008, respectively, paid by Navios Holdings.

We have also agreed to pay each of the independent directors $50,000 in cash per year for their board service, accruing pro rata from the respective start of their service on the board of directors and payable only upon the successful consummation of a business combination. As of December 31, 2009 and 2008, there were three independent directors appointed and the total amounts accrued were $150,000 and $85,890, respectively.

H. Clarkson & Company Ltd., a wholly owned subsidiary of leading worldwide shipbroker Clarkson PLC, has received customary fees for advising unaffiliated third parties in relation to the sale of certain of the vessels that are part of the vessel acquisition. Mr. Julian Brynteson, a member of our board, is a managing director of sales and purchases at H. Clarkson & Company Ltd.

Pursuant to an agreement between us and Navios Holdings, the compensation of Leonidas Korres, our Chief Financial Officer, is to be paid by Navios Holdings up to the amount of €65,000, provided that if we complete a business combination, we will reimburse such amounts to Navios Holdings immediately following the completion of the business combination. In the event that we are unable to complete a business combination, then we will not be obligated to make any payments to Navios Holdings or Mr. Korres with respect to his employment.

As described in more detailed elsewhere herein, we have entered into the Acquisition Agreement with Navios Holdings pursuant to which we will reimburse Navios Holdings for any out-of-pocket expenses incurred by Navios Holdings prior to stockholder approval in connection with the vessel acquisition.

Post-Business Combination Related Party Transactions

At the closing of the vessel acquisition, Navios Acquisition will enter into agreements with Navios Holdings and its affiliates that are based on substantially similar agreements with Navios Partners, another of Navios Holdings’ sponsored public companies. Such agreements include the Management Agreement, the Administrative Services Agreement and the Acquisition Omnibus Agreement and are more fully described under “Navios Acquisition Management and Operations After the Business Combination.”

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership, as of April 7, 2010, of our common stock by Navios Holdings, each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Amount
	of Beneficial	Percentage of
Name and Address of Beneficial Owner(1)	Ownership	Common Stock

Navios Maritime Holdings Inc.(2)	6,035,000(2)	19.1%
Angeliki Frangou	200,000		*
Ted C. Petrone	50,000		*
Nikolaos Veraros	10,000		*
Julian David Brynteson	15,000		*
John Koilalous	15,000		*
Rex W. Harrington(3)	—		*
All of our officers and directors as a group	290,000		*

*	less than one (1%) percent.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Navios Maritime Holdings Inc., 85 Akti Miaouli Street, Piraeus, Greece.

(2)	Does not include 6,035,000 shares of common stock issuable upon exercise of warrants underlying the sponsor units, which are not currently exercisable nor will they become exercisable within 60 days. Also, does not include 7,600,000 shares of common stock issuable upon exercise of the private placement warrants, which are not currently exercisable, but which may become exercisable within the next 60 days if the vessel acquisition proposal is approved and the vessel acquisition is consummated. If the vessel acquisition is consummated, Navios Holdings will beneficially own 13,635,000 shares of common stock, which would represent 34.7% of our outstanding common stock as of April 7, 2010. Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (our Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Ted C. Petrone (our president), Spyridon Magoulas, John Stratakis, and Allan Shaw. In addition, we have been informed by Navios Holdings that, based upon documents filed with the SEC that are publicly available, it believes that the beneficial owners of greater than 5% of the common stock of Navios Holdings are: Angeliki Frangou, who has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and as of October 10, 2005, she has purchased approximately $10.0 million in value of common stock. Any such additional purchases would change the percentage owned by the initial stockholders and Ms. Frangou (23.2%) and FMR LLC (6.8%). We have been informed by Navios Holdings that, other than Angeliki Frangou, the President, Chief Executive Officer and a director of Navios Holdings, no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.

(3)	Mr. Harrington has agreed to join our Board upon consummation of the vessel acquisition.

The following table sets forth the beneficial ownership, as of April 7, 2010, of our common stock by each person we know to beneficially own more than 5% of our common stock based upon the amounts and percentages as are contained in the public filings of such persons. The number of shares of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any shares of common stock that the person or entity has the right to acquire as of April 7, 2010 through the exercise of any right.

	Amount
	of Beneficial	Percentage of
Name of Beneficial Owner	Ownership	Common Stock

Navios Maritime Holdings Inc.(1)	6,035,000	19.1%
Arrowgrass Capital Partners (US) LP(2)	3,130,864	9.9%
Royal Bank of Canada(3)	2,270,600	7.2%
L3 Capital Advisors, LLC(4)	2,127,976	6.7%
Integrated Core Strategies (US) LLC(5)	2,058,835	6.5%
Bulldog Investors(6)	1,957,538	6.2%
Genesis Capital Advisors LLC(7)	1,950,800	6.2%
Highbridge International LLC(8)	1,699,580	5.1%
Fir Tree, Inc.(9)	1,800,000	5.7%

(1)	Does not include 6,035,000 shares of common stock issuable upon exercise of warrants underlying the sponsor units, which are not currently exercisable nor will they become exercisable within 60 days. Also, does not include 7,600,000 shares of common stock issuable upon exercise of the private placement warrants, which are not currently exercisable, but which may become exercisable within the next 60 days if the vessel acquisition proposal is approved and the vessel acquisition is consummated. If the vessel acquisition is consummated, Navios Holdings will beneficially own 13,635,000 shares of common stock, which would represent 34.7% of our outstanding common stock as of April 7, 2010. The business address of the reporting person is 85 Akti Miaouli Street, Piraeus, Greece 185 38. The foregoing information was derived from a Schedule 13G filed with the SEC on February 23, 2010.

(2)	Represents shares held by Arrowgrass Capital Partners (US) LP (“ACP”) and Arrowgrass Capital Services (US) Inc. (“ACS”). ACS serves as the general partner of ACP and has power with respect to the disposition of the proceeds of the sale of common stock. The business address of the reporting persons is 245 Park Avenue, New York, New York 10167. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 12, 2010.

(3)	Represents shares held by Royal Bank of Canada (“Royal Bank of Canada”) and RBC Capital Markets Corporation, an indirect wholly owned subsidiary of Royal Bank of Canada (“RBC”). The business address of Royal Bank of Canada is 200 Bay Street, Toronto, Ontario M5J 2J5 Canada and the business address of RBC is One Liberty Plaza, 165 Broadway, New York, New York 10006. The foregoing information was derived from a Schedule 13G filed with the SEC on February 16, 2010.

(4)	The business address of the reporting person is 2601 Ocean Park Blvd, Suite 320, Santa Monica, CA 90405. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 24, 2010.

(5)	Does not include 5,202,425 warrants to purchase common stock owned by Integrated Core Strategies (US) LLC (“Integrated Core Strategies”) that will become exercisable upon Navios Acquisition’s completion of a business combination. Represents shares held jointly by Integrated Core Strategies, Millennium Management LLC (“Millennium Management”) and Israel A. Englander (“Englander”). Millennium Management is the general partner of the managing member of Integrated Core Strategies, and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Englander is the managing member of Millennium Management. Consequently, Englander may also be deemed to have shared voting control and investment discretion over securities beneficially owned by Integrated Core Strategies. Englander and Millennium Management disclaim beneficial ownership of the securities owned by Integrated Core Strategies. The business address for the reporting persons is 666 Fifth Avenue, New York, NY 10103. The foregoing information was derived from a Schedule 13G/A filed with the SEC on January 25, 2010.

(6)	Phillip Goldstein and Andrew Dakos are the principals of Bulldog Investors. The business address of the reporting persons is Park 80 West, 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663. The foregoing information was derived from a Schedule 13G filed with the SEC on April 1, 2010.

(7)	Does not include 1,950,800 warrants to purchase common stock owned by Genesis Capital Advisors LLC (“Genesis”) that will become exercisable upon Navios Acquisition’s completion of a business combination. Represents shares owned by Genesis, Jaime Hartman (“Hartman”), Ethan Benovitz (“Benovitz”) and Daniel Saks (“Saks”). Hartman, Benovitz and Saks are the managing members of Genesis. As a result, Hartman, Benovitz and Saks may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Genesis. Hartman, Benovitz and Saks disclaim beneficial ownership of shares owned by Genesis. The business address for the reporting persons is 255 Huguenot Street, Suite 1103, New Rochelle, NY 10801. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 17, 2009.

(8)	Includes 1,699,580 warrants to purchase common stock owned Highbridge International LLC (“Highbridge International”). Represents shares owned by Highbridge International, Highbridge Capital Management, LLC (“Highbridge Capital Management”) and Glenn Dubin (“Dubin”). Highbridge Capital Management is the trading manager of Highbridge International. Dubin is the Chief Executive Officer of Highbridge Capital Management. Each of Highbridge Capital Management and Dubin disclaims beneficial ownership of shares of common stock held by Highbridge International. The business address for Highbridge International is c/o Harmonic Fund Services, The Cayman Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies and the business address for Highbridge Capital Management and Dubin is 40 West 57th Street, 33rd Floor, New York, New York 10019. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 16, 2010.

(9)	Represents 285,892 shares held by Fir Tree Capital Opportunity Master Fund, L.P. (“Capital Fund”), 1,514,108 shares held by Fir Tree Value Master Fund, L.P. (“Value Fund”) and 1,800,000 shares held by Fir Tree, Inc. (“Fir Tree”). Fir Tree is the investment manager for each of Capital Fund and Value Fund, and may be deemed to be deemed to beneficially own the shares of common stock held by Capital Fund and Value Fund. The business address for Capital Fund and Value Fund is c/o Admiral Administration Ltd., Admiral Financial Center, 5th Floor, 90 Fort Street, Box 32021 SMB, Grand Cayman, Cayman Islands and the business address for Fir Tree is 505 Fifth Avenue, 23rd Floor, New York, New York 10017. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 12, 2010.

Escrow of Shares Held by Initial stockholders

Our initial stockholders, including Navios Holdings and its affiliates, have deposited their shares of common stock into an escrow account maintained by Continental Stock Transfer & Trust Company, as escrow agent, to be held in escrow until 180 days after the consummation of our initial business combination.

During the escrow period, the holders of these shares will not be able to sell or transfer their securities except to another entity that is controlled by Navios Holdings or by Angeliki Frangou, or in the case of individuals, to family members or trusts established for their benefit or otherwise as provided in the stock escrow agreement, but will retain all other rights as our stockholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate, none of our initial stockholders will receive any portion of the liquidation proceeds with respect to common stock owned by them prior to the our initial public offering.

PRICE RANGE OF SECURITIES

Navios Acquisition common stock, warrants and units are currently quoted on the New York Stock Exchange under the symbols “NNA,” “NNA.WS” and “NNA.U,” respectively. The closing prices of the common stock, warrants, and units, on April 7, 2010, the last trading day before the announcement of the execution of the Acquisition Agreement, were $9.84 per share, $0.68 per warrant and $10.26 per unit, respectively. Each unit of Navios Acquisition consists of one share of common stock and one warrant. The warrants became separable from the common stock on July 7, 2008. Each warrant entitles the holder to purchase from Navios Acquisition one share of common stock at an exercise price of $7.00 upon the completion of an initial business combination. The warrants will expire at 5:00 p.m., Eastern Standard Time, on June 25, 2013, or earlier upon redemption. Prior to July 1, 2008, there was no established public trading market for Navios Acquisition’s common stock, warrants or units.

The following table sets forth, for the calendar quarter indicated, the quarterly high and low closing sales prices of Navios Acquisition’s units, common stock and warrants on the New York Stock Exchange.

	Price Range		Price Range		Price Range
	Units		Common Stock		Warrants
	High	Low	High	Low	High	Low

Quarter Ended:
June 30, 2010 (through April 7, 2010)	$10.26	$10.26	$9.89	$9.84	$0.68	$0.64
March 31, 2010	$10.32	$10.11	$9.90	$9.79	$0.68	$0.45
December 31, 2009	$10.55	$9.73	$9.90	$9.61	$0.76	$0.52
September 30, 2009	$10.05	$9.64	$9.60	$9.37	$0.81	$0.40
June 30, 2009	$9.47	$9.10	$9.36	$9.03	$0.48	$0.18
March 31, 2009	$9.20	$8.61	$9.07	$8.57	$0.20	$0.16
December 31, 2008	$9.20	$8.40	$8.70	$8.08	$0.44	$0.14
September 30, 2008*	$10.20	$9.26	$9.40	$8.79	$1.05	$0.44

(*)	Period beginning July 1, 2008.

Holders

As of April 7, 2010, there was one holder of record of our units, seven holders of record of our common stock and seven holders of record of our warrants. The units (and the shares of common stock included in the units) issued in our initial public offering were available initially only in book-entry form and are currently represented by one or more global certificates, which were deposited with, or on behalf of, DTC and registered in its name or in the name of its nominee. Accordingly, all of the public shares are held in “street name.” Navios Acquisition believes that the aggregate number of beneficial holders of its units, common stock and warrants is in excess of 400 persons.

Dividend Policy

We have never declared nor paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors. In addition, the terms of the Credit Agreements permit distribution of up to 50% of net profits without the Lenders’ consent.

DESCRIPTION OF SECURITIES

General

We are authorized to issue 100,000,000 shares of common stock, par value $0.0001, and 1,000,000 shares of preferred stock, par value $0.0001. As of April 7, 2010, 31,625,000 shares of common stock are outstanding, held by seven holders of record. No shares of preferred stock are currently outstanding.

Units

Public stockholders’ units

Each unit consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $7.00 per share.

Sponsor units

On March 18, 2008, Navios Holdings purchased 8,625,000 sponsor units for a purchase price of $25,000, or approximately $0.003 per unit. On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 sponsor units to our officers and directors (200,000 to Ms. Frangou, 50,000 to Mr. Petrone, 15,000 to Mr. Brynteson, 15,000 to Mr. Koilalous and 10,000 to Mr. Veraros). On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 sponsor units, which we have cancelled. Accordingly, our initial stockholders own 6,325,000 sponsor units. Each sponsor unit consists of one share of common stock and one warrant. The common stock and warrants comprising the sponsor units are identical to the common stock and warrants comprising the units sold in our initial public offering, except that:

•	our initial stockholders and their permitted transferees are not able to exercise conversion rights, as described below, with respect to the common stock;

•	our initial stockholders have agreed, and any permitted transferees will agree, to vote the shares of common stock in the same manner as a majority of the shares of common stock voted by the public stockholders at the special or annual stockholders meeting called for the purpose of (i) approving our initial business combination, or (ii) the extended period;

•	our initial stockholders have waived, and their permitted transferees will waive, their right to participate in any liquidating distribution with respect to the common stock if we fail to consummate a business combination;

•	the warrants may not be exercised unless and until the last sale price of our common stock equals or exceeds $13.75 for any 20 days within any 30-trading day period beginning 90 days after our initial business combination;

•	the warrants will not be redeemable by us as long as they are held by our initial stockholders or their permitted transferees;

•	the warrants may be exercised by the holders by paying cash or on a cashless basis; and

•	the sponsor units, and the underlying common stock and the warrants (including the common stock issuable upon exercise of the warrants) will not be transferable or salable, except to another entity controlled by Navios Holdings or Angeliki Frangou, or, in the case of individuals, family members and trusts for estate planning purposes, until 180 days after the consummation of our initial business combination.

Common stock

Our stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders. In connection with the vote required for any business combination, our initial stockholders have agreed to vote the shares of common stock owned by them prior to our initial public offering in accordance with the majority of the public stockholders and to vote any shares they acquired in the private placement, in the initial public offering and, subsequent to the initial public offering, the aftermarket to approve the extended period, if any, and in favor of any proposed business combination. Additionally, Navios Holdings and our officers and directors will vote all of their respective shares in any manner they determine, in their sole discretion, with respect to any other items that come before a vote of our stockholders.

We will proceed with a business combination only if a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination and public stockholders owning less than 40% of the shares sold in our initial public offering exercise their conversion rights on a cumulative basis, taking into consideration stockholders converting their shares in connection with the proposal that may be presented to our stockholders in connection with the extended period.

Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

If we are forced to liquidate our trust account because we have not consummated a business combination within the required time periods, our public stockholders are entitled to share ratably in the trust fund, inclusive of any interest not previously released to us to fund working capital requirements, and net of any income taxes due on such interest, which income taxes, if any, shall be paid from the trust account, as part of any plan of dissolution and liquidation, and any net assets remaining available for distribution to them after payment of liabilities. If we do not consummate an initial business combination and the trustee must distribute the balance of the trust account, the underwriters have agreed that: (i) they will forfeit any rights or claims to their deferred underwriting discounts and commissions, including any accrued interest thereon, then in the trust account, and (ii) the deferred underwriters’ discounts and commission will be distributed on a pro rata basis among the public stockholders, together with any accrued interest thereon and net of income taxes payable on such interest. Navios Holdings has agreed to waive its right to participate in any liquidating distribution occurring upon our failure to consummate a business combination, but only with respect to those shares of common stock acquired by it prior to the initial public offering.

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or conversion provisions applicable to the common stock, except that public stockholders have the right to have their shares of common stock converted for cash equal to their pro rata share of the trust fund if they vote (i) against the extended period, and it is approved, or (ii) against our initial business combination and our initial business combination is approved and consummated. Public stockholders who redeem their stock into their share of the trust fund still have the right to exercise the warrants that they received as part of the units that they have not previously sold.

Co-investment shares

Navios Holdings will purchase up to an aggregate of $30.0 million of shares of common stock from us at a price equal to the per-share amount held in our trust account as reported in our definitive proxy statement filed with the SEC immediately prior to the consummation of our initial business combination, to the extent such funds are not used to purchase shares of our common stock by Navios Holdings in open market or privately negotiated purchases or in other purchases made prior to the consummation of the vessel acquisition, which would occur if our shares are offered for sale above a price equal to the per-share value of the funds in the trust account during the period when the limit order arrangement is in effect and Navios Holdings does not purchase any shares between the period the limit order arrangement terminates and such consummation. The co-investment shares may not be transferred, subject to certain limited exceptions, until 180 days after the consummation of our business combination.

Preferred stock

Our amended and restated articles of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock, although the underwriting agreement entered into in connection with our initial public offering prohibits us, prior to a business combination, from issuing preferred stock that participates in any manner in the proceeds of the trust fund, or that votes as a class with the common stock on a business combination. We may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue, nor have we issued as of the date of this proxy statement, any shares of preferred stock, we cannot assure you that we will not do so in the future.

Warrants

Warrants issued as part of public units

Each warrant issued in connection with the initial public offering entitles the registered holder to purchase one share of our common stock at a price of $7.00 per share, subject to adjustment as discussed below, at any time commencing on the later of:

•	the consummation of a business combination; or

•	one year from the date of the initial public offering prospectus.

The warrants will expire on June 25, 2013 at 5:00 p.m., Eastern Standard Time, or earlier upon redemption.

Once the warrants become exercisable, we may redeem the outstanding warrants (except for the warrants included in the sponsor units and sponsor warrants, which are not redeemable so long as they are held by Navios Holdings or its permitted transferees) at any time:

•	in whole and not in part;

•	at a price of $0.01 per warrant at any time after the warrants become exercisable;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•	if, and only if, a business combination has been consummated; and

•	if, and only if, the reported last sale price of the common stock equals or exceeds $13.75 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

In addition, we may not call the warrants for redemption unless the shares of common stock underlying the warrants purchased as part of the units in our initial public offering are covered by an effective registration statement and a current prospectus from the date of the call notice through the date fixed for redemption.

We have established these criteria to provide warrant holders with a reasonable premium to the initial warrant exercise price as well as a reasonable cushion against a negative market reaction, if any, to our redemption call. If the foregoing conditions are satisfied and we call the warrants for redemption, each warrant holder shall then be entitled to exercise their warrant prior to the date scheduled for redemption; however, there can be no assurance that the price of the common stock will exceed the call trigger price or the warrant exercise price after the redemption call is made.

The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us.

If we call the warrants for redemption as described above, we will have the option to require all holders that exercise warrants thereafter to do so on a “cashless basis,” although the public stockholders are not eligible to do so at their own option. Otherwise, a public warrant may only be exercised for cash. In the event we choose to require a “cashless exercise,” each exercising holder must pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation or other similar event. However, the warrants will not be adjusted for issuances of common stock at a price below their exercise price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No warrants will be exercisable and we will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement entered into in connection with the initial public offering, we agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire and be worthless.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Warrants included in the sponsor units

The warrants included in the sponsor units are identical to the warrants included in the units that were sold in our initial public offering, except as described above under “— Sponsor units.”

Sponsor warrants

In the private placement, we sold Navios Holdings 7,600,000 sponsor warrants, at $1.00 per warrant, to purchase 7,600,000 shares of our common stock at a per-share exercise price of $7.00. The sponsor warrants are identical to the warrants included in the units sold in the initial public offering, except that:

•	the sponsor warrants are subject to certain transfer restrictions until after the consummation of our initial business combination;

•	the sponsor warrants may be exercised on a cashless basis;

•	the sponsor warrants will not be redeemable by us so long as they are held by Navios Holdings or its permitted transferees, and

•	none of the sponsor warrants purchased by Navios Holdings are transferable or salable, except to another entity controlled by Navios Holdings, which will be subject to the same transfer restrictions until after we consummate a business combination.

Exercise of the sponsor warrants on a cashless basis enables the holder to convert the value in the warrant (the fair market value of the common stock minus the exercise price of the warrant) into shares of common stock. We will establish the “value” to be converted into shares of our common stock upon exercise of the warrants on a cashless basis and provide such information in the notice of exercise. The “value” will be determined using the average reported last sale price of the common stock for the 10 trading days ending on the third business day prior to the notice of exercise by warrant holders.

The warrants included in the sponsor units and the sponsor warrants are differentiated from warrants, if any, purchased in or following the initial public offering through the legending of certificates representing the warrants included in the sponsor units and the sponsor warrants indicating the restrictions and rights specifically applicable to such warrants.

Registration Rights

Pursuant to a registration rights agreement between us and our initial stockholders entered into in connection with the initial public offering, the holders of the sponsor units (and the common stock and warrants comprising such units and the common stock issuable upon exercise of such warrants), the sponsor warrants (and the common stock issuable upon exercise of such warrants), the co-investment shares and any shares of common stock purchased pursuant to the limit orders described above will be entitled to three demand registration rights, “piggy-back” registration rights and short-form resale registration rights commencing after the consummation of our initial business combination, in the case of the sponsor warrants, and 180 days after the consummation of our initial business combination, in the case of the sponsor units. We will bear the expenses incurred in connection with any such registration statements other than underwriting discounts or commissions for shares not sold by us.

Dividends

We have not paid any dividends on our common stock to date and will not pay dividends prior to the consummation of a business combination. The payment of dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our then board of directors. In addition, the terms of the Credit Agreements permit distribution of up to 50% of net profits without the Lenders’ consent.

Transfer Agent and Warrant Agent

The transfer agent for Navios Acquisition’s securities and warrant agent for Navios Acquisition’s warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement, before you decide whether to vote or instruct your vote to be cast to approve the proposals.

Risk Factors Relating to Navios Acquisition After the Business Combination

We are a development stage company with no operating history and there is no operating history to as to the vessels we are acquiring. Accordingly, you will not have any basis on which to evaluate our ability to achieve our business objectives.

We are a “blank check” company with no operating results to date other than completing our initial public offering. Since we do not have an operating history and since the vessels we are acquiring have no operating history, you will have no basis upon which to evaluate our ability to achieve our business objectives. Accordingly, our financial statements do not provide a meaningful basis for you to evaluate our operations and ability to be profitable in the future. We cannot assure you that we will be able to implement our business strategy and thus we may not be profitable in the future.

Most of the vessels will be delivered over time, which will impact our operating results. If any of the purchased vessels are not delivered on time or delivered with significant defects, our proposed business, results of operations and financial condition could suffer.

Upon approval of the vessel acquisition proposal, Navios Holdings will transfer to us the stock of the Navios Holdings subsidiary holding directly or indirectly the rights to the Shipbuilding Contracts or the MOAs for the vessels. With the exception of the two LR1 vessels that will be in the water upon consummation of the vessel acquisition, the vessels will be delivered over a period of time from 2010 to 2012. Accordingly, generation of revenues from these assets will be deferred until we have taken delivery of them. A delay in the delivery of any of these vessels to us or the failure of the Shipbuilders to deliver a vessel at all could adversely affect our business, results of operations and financial condition. The delivery of these vessels could be delayed or certain events may arise that could result in our not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

Our business plan is based on acquiring vessels in a distressed environment at what we believe is near the low end of the cycle and, if we misjudge the cycle, we would be materially adversely affected.

Our business plan is predicated on buying vessels in a distressed market at what we believe is near the low end of the cycle in what has typically been a cyclical industry. However, there is no assurance that the shipping rates and vessel asset values will not sink lower, or that there will be an upswing in shipping rates or vessel asset values in the near-term or at all, in which case, our business plan may not succeed in the near-term or at all.

If we fail to manage our planned growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.

While we have no immediate plans to expand our fleet, we do intend to continue to expand our fleet in the future. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;

•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We have not identified expansion opportunities, the nature and timing of any such expansion is uncertain. We may not be successful in growing and may incur significant expenses and losses.

Risks Related to Our Indebtedness

We may not be able to secure our debt financing, which may affect our ability to purchase the vessels.

Our ability to borrow amounts under the Credit Agreements will be subject to the satisfaction of customary conditions precedent and compliance with terms and conditions included in the loan documents, and to circumstances that may be beyond our control such as world events, economic conditions, the financial standing of the bank or its willingness to lend to shipping companies such as us. Prior to each drawdown, we will be required, among other things, to provide our Lenders with satisfactory evidence that certain conditions precedent have been met. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under our credit facility without obtaining a waiver or consent from the Lenders.

Servicing debt will limit funds available for other purposes, including capital expenditures and payment of dividends.

We expect to incur up to a maximum of $334.3 million of indebtedness in connection with the purchase of the vessels. We will be required to dedicate a portion of our cash flow from operations to pay the interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes, including payment of dividends. We have not yet determined whether to purchase additional vessels or incur debt in the near future for additional vessel acquisitions. If we are unable to service our debt, it could have a material adverse effect our financial condition and results of operations.

We will have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in its business and make debt service payments.

We expect to incur up to a maximum of $334.3 million of indebtedness in connection with the acquisition of the vessels. We may also increase the amount of our indebtedness in the future. The terms of the Credit Agreements do not prohibit us from doing so. In addition, to the extent that public stockholders elect to exercise their conversion rights in connection with the vote to approve the vessel acquisition proposal, our cash reserves in our trust account will be diminished correspondingly, thereby increasing our debt to equity ratio. Our substantial debt could have important consequences to stockholders.

Because of our substantial debt:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes may be impaired in the future;

•	if new debt is added to our debt levels after the vessel acquisition, the related risks that we now face would increase and we may not be able to meet all of our debt obligations;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we will be exposed to the risk of increased interest rates because our borrowings under the Credit Agreements will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our Lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

Amounts borrowed under our credit facilities may bear interest at a margin of 250-275 basis points above LIBOR. LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness may fluctuate with changes in LIBOR, if this volatility were to continue, it could affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.

Risks Related to Our Relationship with Navios Holdings and Its Affiliates

After the consummation of the vessel acquisition, Navios Holdings may compete directly with us causing certain officers to have a conflict of interest.

Angeliki Frangou and Ted C. Petrone are each officers and/or directors of both Navios Holdings and Navios Acquisition. After the consummation of the vessel acquisition, we will operate in the product and chemical tanker sectors of the shipping industry. Although Navios Holdings does not currently operate in those sectors, there is no assurance it will not enter them, and, accordingly, we may compete directly with Navios Holdings for business opportunities. Although we will enter into the Acquisition Omnibus Agreement with Navios Holdings and Navios Partners at the consummation of the vessel acquisition, in which Navios Holdings has granted us a right of first refusal with respect to Liquid Shipment Vessels, we cannot assure you that Navios Holdings will comply with this agreement.

Navios Holdings and Navios Acquisition share certain officers and directors who may not be able to devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.

Angeliki Frangou and Ted C. Petrone are each officers and/or directors of both Navios Holdings and Navios Acquisition. As a result, demands for our officers’ time and attention as required from both Navios Acquisition and from Navios Holdings may conflict from time to time and their limited devotion of time and attention to our business may hurt the operation of our business.

We will be dependent on a subsidiary of Navios Holdings for the technical and commercial management of our fleet.

As we subcontract the technical and commercial management of our fleet, including crewing, maintenance and repair, to a subsidiary of Navios Holdings, the loss of services of or the failure of such subsidiary to perform could materially and adversely affect the results of our operations. Although we may have rights against Navios Holdings’ subsidiary if it defaults on its obligations to us, you will have no recourse directly against it. Further, we expect that we will need to seek approval from our Lenders to change our commercial and technical managers.

We will outsource the management and commercial brokerage of our fleet to a subsidiary of Navios Holdings, our principal corporate stockholder, which may create conflicts of interest.

We will outsource the management and commercial brokerage of our fleet to a subsidiary of Navios Holdings, our principal corporate stockholder Navios Holdings, and companies affiliated with Navios Holdings, own and acquire vessels that compete with our fleet. Navios Holdings has responsibilities and relationships to owners other than Navios Acquisition that could create conflicts of interest between us and Navios Holdings. These conflicts may arise in connection with the chartering of the vessels in our fleet versus carriers managed by Navios Holdings’ subsidiary or other companies affiliated with Navios Holdings.

Risk Factors Relating to Navios Acquisition as a Blank Check Company

We will dissolve and liquidate if we do not consummate a business combination, and our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them. Such liability could extend indefinitely because we do not intend to comply with the liquidation procedures set forth in Section 106 of the Marshall Islands Business Corporations Act.

Our amended and restated articles of incorporation provide that we will continue in existence only until July 1, 2010 (or up to July 1, 2011 if an extension period is approved by our stockholders). If we have not consummated a business combination by such date, and amended this provision in connection thereto, pursuant to the BCA, our corporate existence will cease except for the purposes of winding up our affairs and liquidating. Under Marshall Islands law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in dissolution. If we complied with the procedures set forth in Section 106 of the BCA, which are intended to ensure that we make reasonable provision for all claims against us, including a six-month notice period during which any third-party claims can be brought against us before any liquidating distributions are made to stockholders, any liability of a stockholder with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the period set forth in such notice. However, it is our intention to make liquidating distributions to our stockholders as soon as reasonably possible after dissolution and we do not intend to comply with the six-month notice period (which would result in our executive officers being liable for claims for which we did not provide). As such, to the extent our executive officers cannot cover such liabilities, our stockholders could potentially be liable for any claims to the extent of distributions received by them in dissolution and any such liability of our stockholders will likely extend beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our stockholders amounts owed to them by us.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public stockholders promptly after July 1, 2010 (or July 1, 2011, if the extended period is approved), this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board of directors may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors and/or complying with certain provisions of the BCA with respect to our dissolution and liquidation. We cannot assure you that claims will not be brought against us for these reasons.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share liquidation price received by stockholders as part of our plan of dissolution and liquidation will be less than $9.91 per share.

The funds currently held in the trust account may not be protected from third-party claims against us. Although we will seek to have all significant vendors and service providers and all prospective target businesses waive any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders, they would not be prevented from bringing claims against the trust account including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against our assets, including the funds held in the trust account. Accordingly, the proceeds held in the trust account could be subject to claims that could take priority over the claims of our public stockholders and due to claims of such creditors, the per share liquidation price could be less than the approximately $9.91 per share. If we are unable to consummate a business combination and are forced to liquidate, Navios Holdings has agreed that it will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, except (i) as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account, to the extent such waiver is subsequently found to be invalid or unenforceable, (ii) as to any engagement of, or agreement with, a third party that does not execute a waiver and Navios Holdings has not consented to such engagement or contract with such third party, and (iii) as to any claims under our indemnity of the underwriters of the offering against certain liabilities under the Securities Act of 1933, as amended, referred to herein as the Securities Act. Additionally, in the case of a vendor, service provider or prospective target business that did not execute a waiver, Navios Holdings will be liable to the extent it consents to the transaction, only to the extent necessary to ensure that public stockholders receive no less than approximately $9.91 per share upon liquidation. Based on our review of the financial statements of Navios Holdings in its most recent Form 20-F, we believe that Navios Holdings will have sufficient funds to meet any indemnification obligations that arise. However, because Navios Holdings’ circumstances may change in the future, we cannot assure investors that Navios Holdings will be able to satisfy such indemnification obligations if and when they arise. We will endeavor to have all vendors and prospective target businesses, as well as other entities, execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. If Navios Holdings refused to satisfy its indemnification obligations, we would be required to bring a claim against it to enforce our indemnification rights.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, the funds held in our trust account will be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account we cannot assure you we will be able to return to our public stockholders the liquidation amounts due them. An involuntary bankruptcy proceeding cannot be filed in the United States since the trust funds will not be maintained within the United States. Because we have no assets in the United States and are organized in the Marshall Islands, any bankruptcy claim would have to be initiated elsewhere. The Marshall Islands has no bankruptcy act. It does have a little-used device pursuant to which, at the request of a judgment creditor, a court can appoint a receiver either to run or wind up the affairs of a corporation. A court can also appoint a trustee if the corporation files for dissolution to wind up the affairs. Finally, it would be possible for a Marshall Islands court to apply the law of any jurisdiction with laws similar to that of the Marshall Islands, such as those of the United States.

We may choose to redeem our outstanding warrants included in the units sold in our initial public offering at a time that is disadvantageous to our warrant holders.

We may redeem the warrants issued as part of our units sold in our initial public offering at any time after the warrants become exercisable in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if, the last sales price of our common stock equals or exceeds $13.75 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption, provided, however, a current registration statement under the Securities Act relating to the shares of our common stock underlying the warrants is then effective. Redemption of the warrants could force the warrant holders: (i) to exercise the warrants and pay the exercise price therefore at a time when it may be disadvantageous for the holders to do so; (ii) to sell the warrants at the then-current market price when they might otherwise wish to hold the warrants; or (iii) to accept the nominal redemption price that, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants. We may not redeem any warrant if it is not exercisable.

Our initial stockholders control a substantial interest in us and, thus, may influence certain actions requiring stockholder vote.

Our initial stockholders own 20% of our issued and outstanding shares, which permits them to influence the outcome of effectively all matters requiring approval by our stockholders at such time, including the election of directors and approval of significant corporate transactions, following the consummation of our initial business combination. In addition, Navios Holdings and an affiliate of Angeliki Frangou have agreed to acquire through J.P. Morgan Securities Inc., or a third party, $60.0 million of our common stock in open market purchases or privately negotiated purchases during the buyback period. Of this amount, Navios Holdings has agreed to purchase up to $45.0 million, and an affiliate of Angeliki Frangou has agreed to purchase up to $15.0 million of common stock. Navios Holdings and Angeliki Frangou, or their respective affiliates, may make purchases in excess of such amounts. Furthermore, we, the initial stockholders (including Navios Holdings) and our respective affiliates may purchase, or negotiate Forward Contracts to provide for the purchase of, public shares from holders who indicate their intention to vote against the vessel acquisition proposal and seek conversion, or who otherwise wish to sell their public shares. Any such purchases will be made in compliance with all applicable securities laws. Navios Holdings, Angeliki Frangou, our other officers and directors, and/or their respective affiliates, have agreed to vote any shares acquired by them since the initial public offering in favor of the vessel acquisition proposal.

Further, our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. It is unlikely that there will be an annual meeting of stockholders to elect new directors prior to the consummation of a business combination, in which case all of the current directors will continue in office at least until the consummation of the business combination. If there is an annual meeting, as a consequence of our “staggered” board of directors, only a minority of the board of directors will be considered for election and our initial stockholders, because of their ownership position, will have considerable influence regarding the outcome of such election. Accordingly, Angeliki Frangou and our initial stockholders will continue to exert control at least until the consummation of a business combination.

The purchase of common stock in the aftermarket by Navios Holdings, Angeliki Frangou or their affiliates as described above, or by us, the initial stockholders or our respective affiliates pursuant to the potential Forward Contract arrangements discussed above, may support the market price of the common stock and/or warrants during the buyback period, and accordingly, the termination of the support provided by such purchases may materially and adversely affect the market price of the common stock and/or warrants.

Navios Holdings and an affiliate Angeliki Frangou have agreed to acquire through J.P. Morgan Securities Inc., or a third party, $60.0 million of our common stock, of this amount, Navios Holdings has agreed to purchase up to $45.0 million, and an affiliate of Angeliki Frangou has agreed to purchase up to $15.0 million of common stock. Navios Holdings and Angeliki Frangou, or their respective affiliates, may make purchases in excess of such amounts. If the market does not view our initial business combination positively, these purchases may have the effect of counteracting the market’s view of our initial business combination, which will otherwise be reflected by a decline in the market price of our securities. Furthermore, Navios Holdings, our officers and directors and/or their respective affiliates, at any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Navios Acquisition or its securities, may enter into open market or private purchases of our securities. The termination of the support provided by these purchases during the buyback period may materially and adversely affect the market price of our securities.

Our ability to effect a business combination successfully and to operate successfully thereafter will be dependent upon the efforts of our key personnel, some of whom may join us following a business combination and whom we would have only a limited ability to evaluate.

Our ability to effect a business combination successfully and to operate successfully thereafter will be dependent upon the efforts of our key personnel. However, the future role of our key personnel following a business combination cannot be fully ascertained presently. Although we expect Angeliki Frangou, our Chairman and Chief Executive Officer, to remain associated with us following a business combination, it is possible that Ms. Frangou will not remain with the company after the consummation of a business combination. Thus, we may employ other personnel following the business combination. While we intend to scrutinize closely any additional individuals we engage after a business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company, as well as with United States securities laws, which could cause us to have to expend time and resources helping them become familiar with such laws. This could be expensive and time consuming, and could lead to various regulatory issues that hinder our operations.

Our initial stockholders beneficially own shares of our common stock that will not participate in liquidating distributions and therefore our executive officers and directors may have a conflict of interest in determining whether the vessel acquisition is in the best interest of our stockholders.

Our initial stockholders have waived their right to receive distributions upon our liquidation if we fail to consummate a business combination, with respect to the shares of common stock included in the sponsor units they own. The shares of common stock and warrants included in the sponsor units and the sponsor warrants owned by our initial stockholders will be worthless if we do not consummate a business combination. Angeliki Frangou, our Chairman and Chief Executive Officer, has a 23.2% beneficial interest in Navios Holdings and is also its Chairman and Chief Executive Officer. Accordingly, the financial interests of our executive officers and directors may influence their motivation to support the vessel acquisition and determination as to whether the vessel acquisition is in the best interest of our stockholders. Such conflicts of interest may not be resolved in our or our stockholders’ favor.

Our directors’ and officers’ interests in obtaining reimbursement for any out-of-pocket expenses incurred by them may lead to a conflict of interest in determining whether the vessel acquisition is appropriate for a business combination and in the public stockholders’ best interest.

Our directors and officers will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account and the amount of interest income from the trust account, net of income taxes on such interest, of up to a maximum of $3.0 million, unless a business combination is consummated. These amounts were based on management’s estimates of the funds needed to fund our operations for the 24 months following our initial public offering and consummate a business combination. Those estimates may prove to be inaccurate, especially if a portion of the available proceeds is used to make a down payment in connection with business combination or pay exclusivity or similar fees or if we expend a significant portion in pursuit of an acquisition that is not consummated. The financial interest of our directors and officers could influence their motivation to support the vessel acquisition and, therefore, there may be a conflict of interest in their determination as to whether the vessel acquisition is in the stockholders’ best interest. In addition, pursuant to an agreement between the us and Navios Holdings, the compensation of Leonidas Korres, our Chief Financial Officer is to be paid by Navios Holdings up to the amount of €65,000, provided that if we complete a business combination, we will reimburse such amounts to Navios Holdings immediately following the completion of the business combination. If we are unable to complete a business combination, then we will not be obligated to make any payments to Navios Holdings or Mr. Korres with respect to his employment.

Each of our independent directors will be entitled to receive $50,000 compensation annually upon the successful consummation of a business combination and, therefore, they may be faced with a conflict of interest when determining whether the vessel acquisition is in the public stockholders’ best interest.

Each of our independent directors will be entitled to receive $50,000 in cash per year for their board service, accruing pro rata from the respective start of their service on our board of directors and payable only upon the successful consummation of a business combination. The financial interest of our directors could negatively affect their independence and influence their determination as to whether the vessel acquisition is in our stockholders’ best interest. If conflicts arise, they may not necessarily be resolved in our favor.

Our Chairman and other directors will continue to serve on our board of directors following the consummation of the vessel acquisition and may be paid fees for such services. Thus, such financial interest may influence their motivation to support the vessel acquisition and they may be faced with a conflict of interest when determining whether the vessel acquisition is in our stockholders’ best interest.

Because our Chairman and our directors will continue to serve on our board of directors after the consummation of the vessel acquisition, and such individuals may be paid fees for their services, the financial interest of such individuals may influence their motivation to support the vessel acquisition and their determination as to whether the vessel acquisition is in our stockholders’ best interest. Thus, they may be faced with a conflict of interest. If conflicts arise, they may not necessarily be resolved in our favor.

Since our initial stockholders, including Navios Holdings, will lose their entire investment in us if a business combination is not consummated, and Navios Holdings may be required to pay costs associated with our liquidation, our initial stockholders might purchase shares of our common stock from stockholders who would otherwise choose to vote against a proposed business combination or exercise their conversion rights in connection with such business combination.

Our initial stockholders own sponsor units that will be worthless if we do not consummate a business combination. The actual per unit value of the sponsor units would be less than $10.00, because unlike the shares of our common stock held by our public stockholders, the sponsor units are restricted and may not be transferred until 180 days after the consummation of our initial business combination. In addition, on July 1, 2008, Navios Holdings purchased sponsor warrants that will also be worthless if we do not consummate a business combination. We believe the current equity value for the sponsor units is significantly lower than the $10.00 per unit initial public offering price because the holder of these units will not be able to sell or transfer them while sponsor units remain in escrow, except in certain limited circumstances (such as transfers to entities controlled by Navios Holdings or Angeliki Frangou, or, in the case of individuals, family members and trusts for estate planning purposes) and these sponsor units are not entitled to any proceeds in case we liquidate if we do not consummate a business combination. In addition, in the event we are forced to liquidate, Navios Holdings has agreed to advance us the entire amount of the funds necessary to complete such liquidation and has agreed not to seek repayment for such expenses.

Given the interest that Navios Holdings has in a business combination being consummated, it is possible that it (and/or our officers and directors) will acquire securities from public stockholders who have elected to redeem their shares of our common stock in order to change their vote and insure that the business combination will be approved (which could result in a business combination being approved even if, after the announcement of the business combination, 40% or more of our public stockholders would have elected their conversion rights, or a majority of the shares of common stock voted by the public stockholders would have voted against the business combination, but for the purchases made by Navios Holdings (and/or our officers and directors)).

The New York Stock Exchange may delist our securities from quotation on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.

Our securities are listed on the New York Stock Exchange (“NYSE”), a national securities exchange. Although we currently satisfy the NYSE minimum listing standards, which only requires that we meet certain requirements relating to stockholders’ equity, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements, we cannot assure you that our securities will continue to be listed on NYSE in the future. Additionally, in connection with the vessel acquisition, it is likely that NYSE will require us to file a new initial listing application and meet its initial listing requirements as opposed to its more lenient continued listing requirements. Even if such application is accepted, we may be unable to maintain the listing of our securities in the future.

If NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a limited amount of news and analyst coverage for us;

•	a decreased ability for us to issue additional securities or obtain additional financing in the future; and

•	limited liquidity for our stockholders due to thin trading.

Industry Risk Factors Relating to Navios Acquisition

The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values, which could adversely affect our future earnings.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and shipping demand. However, during the second half of 2008 and throughout 2009, the world’s economies have experienced a major economic slowdown that is ongoing, the duration of which is very difficult to forecast and which has, and is expected to continue to have, a significant impact on world trade, including the oil trade. If the tanker market, which has historically been cyclical, is depressed in the future, our earnings and available cash flow may be materially adversely affected. Our ability to employ vessels we acquire profitably will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for liquid cargoes, including petroleum and petroleum products.

Historically, the crude oil markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, including competition from alternative energy sources. Decreased demand for oil transportation may have a material adverse effect on our revenues, cash flows and profitability. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The current global financial crisis has intensified this unpredictability.

The factors that influence demand for tanker capacity include:

•	demand for and supply of liquid cargoes, including petroleum and petroleum products;

•	waiting days in ports;

•	regional availability of petroleum refining capacity;

•	environmental and other regulatory developments;

•	global and regional economic conditions;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns; and

•	competition from alternative sources of energy.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	the number of vessels that are out of service; and

•	environmental concerns and regulations.

Furthermore, the extension of refinery capacity in India and the Middle East up to 2011 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our future revenues, profitability and cash flows.

We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter vessels we acquire at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Charter rates in the product and chemical tanker sectors of the seaborne transportation industry in which we will operate have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which, if we consummate the vessel acquisition, may adversely affect our earnings and ability to pay dividends.

Charter rates in the product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 655 in mid-November 2009, which represents a decline of approximately 72%. The Baltic Clean Tanker Index has fallen from 1,509 in the early summer of 2008 to 457 in mid-November 2009, or approximately 70%. In addition, the Baltic Drybulk Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. The BDI fell over 70% during October 2008 alone. During 2009, the BDI has remained volatile, reaching peaks of 4,291 on June 3, 2009 and 4,661 on November 19, 2009, and dipping to troughs of 772 on January 5, 2009 and 2,163 on September 24, 2009. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future when we consummate the vessel acquisition or at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our Lenders, or to pay dividends to our stockholders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

Spot market rates for tanker vessels are highly volatile and are currently at relatively low levels historically and may further decrease in the future, which may adversely affect our earnings and ability to make cash distributions in the event that our vessels are chartered in the spot market.

We intend to deploy at least some of our vessels in the spot market. Although spot chartering is common in the product and chemical tanker sectors, product and chemical tanker charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products and chemicals, as well as tanker supply. The world oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. The successful operation of our vessels in the spot charter market will depend upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. Currently charterhire rates are at relatively low rates historically and there is no assurance that the product and chemical tanker charter market will recover over the next several months or will not continue to decline further.

Delays in deliveries of the vessel acquisition vessels, or our decision to cancel or our inability to otherwise complete the acquisitions of any newbuildings we may decide to acquire in the future, could harm our operating results and lead to the termination of any related charters.

The vessels to be purchased pursuant to the Acquisition Agreement, as well as any newbuildings we may contract to acquire or order in the future could be delayed, not completed or canceled, which would delay or eliminate our expected receipt of revenues under any charters for such vessels. The shipbuilder or third party seller could fail to deliver the newbuilding vessel or any other vessels we acquire or order as may be agreed, or Navios Holdings, or relevant third party, could cancel a purchase or a newbuilding contract because the shipbuilder has not met its obligations, including its obligation to maintain agreed refund guarantees in place for our benefit. For prolonged delays, the customer may terminate the time charter.

Our receipt of newbuildings could be delayed, canceled, or otherwise not completed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial or liquidity problems of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in the country or region where the vessel is being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	the shipbuilder failing to deliver the vessel in accordance with our vessel specifications;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to finance the purchase of the vessel;

•	a deterioration in Navios Holdings’ relations with the relevant shipbuilder; or

•	our inability to obtain requisite permits or approvals.

If delivery of any vessel acquisition vessel, or any vessel we contract to acquire in the future is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make cash distributions.

Navios Acquisition’s vessels may suffer damage and it may face unexpected drydocking costs, which could adversely affect its cash flow and financial condition.

If Navios Acquisition’s vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Navios Acquisition may have to pay drydocking costs that its insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease its earnings.

Two of the vessels Navios Acquisition intends to acquire are secondhand vessels, and it may acquire more secondhand vessels in the future. The acquisition and operation of such vessels may result in increased operating costs and vessel off-hire, which could adversely affect Navios Acquisition’s earnings.

Two of the LR1 product tanker vessels Navios Acquisition will be acquiring are secondhand vessels, and Navios Acquisition may acquire more secondhand vessels in the future. Navios Acquisition’s inspection of secondhand vessels prior to purchase does not provide it with the same knowledge about their condition and cost of any required or anticipated repairs that it would have had if these vessels had been built for and operated exclusively by Navios Acquisition. Generally, Navios Acquisition will not receive the benefit of warranties on secondhand vessels.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to Navios Acquisition’s vessels and may restrict the type of activities in which the vessels may engage. As Navios Acquisition’s vessels age, market conditions may not justify those expenditures or enable Navios Acquisition to operate its vessels profitably during the remainder of their useful lives.

Although Navios Acquisition has considered the age and condition of the LR1 vessels in budgeting for operating, insurance and maintenance costs, it may encounter higher operating and maintenance costs due to the age and condition of these vessels, or any additional vessels it acquires in the future.

Our growth depends on continued growth in demand for refined petroleum products (clean and dirty) and bulk liquid chemicals and the continued demand for seaborne transportation of such cargoes.

Our growth strategy focuses on expansion in the product and chemical tanker sectors. Accordingly, our growth depends on continued growth in world and regional demand for refined petroleum (clean and dirty) products and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

•	the economic and financial developments globally, including actual and projected global economic growth;

•	fluctuations in the actual or projected price of refined petroleum (clean and dirty) products or bulk liquid chemicals;

•	refining capacity and its geographical location;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions, particularly in oil-consuming regions, which could reduce energy consumption or its growth.

The refining and chemical industries may respond to the economic downturn and demand weakness by reducing operating rates and by reducing or cancelling certain investment expansion plans, including plans for additional refining capacity, in the case of the refining industry. Continued reduced demand for refined petroleum (clean and dirty) products and bulk liquid chemicals and the shipping of such cargoes or the increased availability of pipelines used to transport refined petroleum (clean and dirty) products, would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Our growth depends on our ability to obtain customers, for which we will face substantial competition.

Medium- to long-term time charters and bareboat charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters and bareboat charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator.

In addition to having to meet the stringent requirements set out by charterers, it is likely that we will also face substantial competition from a number of competitors who may have greater financial resources, stronger reputation or experience than we do when we try to recharter our vessels. It is also likely that we will face increased numbers of competitors entering into the product and chemical tanker sectors, including in the ice class sector. Increased competition may cause greater price competition, especially for medium- to long-term charters.

As a result of these factors, we may be unable to obtain customers for medium- to long-term time charters or bareboat charters on a profitable basis, if at all. Even if we are successful in employing our vessels under longer term time charters or bareboat charters, our vessels will not be available for trading in the spot market during an upturn in the product and chemical tanker market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be adversely affected.

Vessel values have decreased significantly, and may remain at these depressed levels, or decrease further, and over time may fluctuate substantially. If we consummate the vessel acquisition, depressed vessel values could cause us to incur impairment charges.

Due to the sharp decline in world trade and tanker charter rates, the market values of our contracted newbuildings, and of tankers generally, are currently significantly lower than prior to the downturn in the second half of 2008. Vessel values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations; and

•	technological advances.

In addition, as vessels grow older, they generally decline in value. If we consummate the vessel acquisition, we will review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We will review certain indicators of potential impairment, such as undiscounted projected operating cash flows expected from the future operation of the vessels, which can be volatile for vessels employed on short-term charters or in the spot market. Any impairment charges incurred as a result of declines in charter rates could negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war, terrorism and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

The product and chemical tanker sectors are subject to seasonal fluctuations in demand and, therefore, may cause volatility in our operating results.

The product and chemical tanker sectors of the shipping industry have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The product and chemical tanker markets are typically stronger in the fall and winter months in anticipation of increased consumption of oil and natural gas in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues are typically weaker during the fiscal quarters ended June 30 and September 30, and, conversely, typically stronger in fiscal quarters ended December 31 and March 31. Our operating results, therefore, may be subject to seasonal fluctuations.

The current global economic downturn may negatively impact our business.

In recent years, there has been a significant adverse shift in the global economy, with operating businesses facing tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. Lower demand for tanker cargoes as well as diminished trade credit available for the delivery of such cargoes may create downward pressure on charter rates. If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	We may not be able to employ vessels we acquire at charter rates as favorable to us as historical rates or operate such vessels profitably.

•	The market value of vessels we acquire could decrease significantly, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired. In addition, such a decline in the market value of our vessels could prevent us from borrowing under our credit facilitates or trigger a default under one of their covenants.

•	Charterers could have difficulty meeting their payment obligations to us.

If the contraction of the global credit markets and the resulting volatility in the financial markets continues or worsens that could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.

The economic slowdown in the Asia Pacific region has markedly reduced demand for shipping services and has decreased shipping rates, which may adversely affect our results of operations and financial condition.

Currently, the economies of China, Japan, other Pacific Asian countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has driven decreased rates and vessel values. A further negative change in economic conditions in any Asia Pacific country, but particularly in China, Japan or India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and the resultant charter rates further.

The employment of vessels we acquire could be adversely affected by an inability to clear the oil majors’ risk assessment process.

The shipping industry, and especially the shipment of crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals, has been, and will remain, heavily regulated. The so called “oil majors” companies, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the International Maritime Organization (the “IMO”), a United Nations agency that issues international trade standards for shipping;

•	compliance with heightened industry standards that have been set by several oil companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Should we not be able to successfully clear the oil majors’ risk assessment processes on an ongoing basis, the future employment of vessels we acquire, as well as our ability to obtain charterers, whether medium- or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use our vessels in the future, which would adversely affect our results of operations and cash flows.

In the highly competitive product and chemical tanker sectors of the shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We will employ our vessels in the product and chemical tanker sectors, highly competitive markets that are capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than us. Competition for the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and our managers to the charterers. Due in part to the highly fragmented markets, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than ours.

Poor performance of our charters may lead to decreased revenues and a reduction in earnings.

We intend to enter into time charters for a number vessels we are acquiring and two of the LR1 tankers we will acquire will enter into time charters upon delivery. Our revenues may be dependent on the performance of our charterers and, as a result, defaults by our charterers may materially adversely affect our revenues.

Charterers may terminate or default on their obligations to us, which could adversely affect our results of operations and cash flow.

Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of a charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the product and chemical tanker sectors of the shipping industry, the charter rates received for specific types of vessels and various operating expenses. We intend to purchase credit default insurance against our charterers; however, there can be no assurance that such insurance will be available at commercially reasonable rates or at all. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our results of operations and financial condition could be materially adversely affected.

We may not have adequate insurance to compensate us for damage to or loss of our vessels, which may have material adverse effect on our financial condition and results of operation.

We are expected to procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not expect to maintain for all of our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions that may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations.

If we experienced a catastrophic loss and our insurance is not adequate to cover such loss, it could lower our profitability and be detrimental to operations.

The ownership and operation of vessels in international trade is affected by a number of inherent risks, including mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, hostilities, piracy, terrorism, labor strikes and/or boycotts adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions. All of these risks could result in liability, loss of revenues, increased costs and loss of reputation. We intend to maintain insurance, consistent with industry standards, against these risks on any vessels and other business assets we may acquire upon consummation of the vessel acquisition. However, we cannot assure you that we will be able to insure against all risks adequately, that any particular claim will be paid out of our insurance, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Our insurers will also require us to pay certain deductible amounts, before they will pay claims, and insurance policies may contain limitations and exclusions, which, although we believe will be standard for the shipping industry, may nevertheless increase our costs and lower our profitability. Additionally, any increase in environmental and other regulations may also result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution and other claims for damages that may be asserted against us. A catastrophic oil spill or marine disaster could exceed our insurance coverage. Our inability to obtain insurance sufficient to cover potential claims or the failure of insurers to pay any significant claims, could lower our profitability and be detrimental to our operations.

Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expenses to us which could reduce our cash flows and place strains on our liquidity and capital resources.

If we acquire or charter any vessels, we will become subject to various laws, regulations and conventions, including environmental laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels profitably, particularly older vessels, during the remainder of their economic lives. This could lead to significant asset write-downs.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions are considering legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and other ship emissions, including emissions of greenhouse gases and ballast water discharged from vessels. We would be required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (ISM) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. If the acquisition is consummated, we anticipate that each of the vessels in our owned fleet will be ISM Code-certified. However, there can be no assurance that such certification will be secured or, if secured, maintained indefinitely.

For all vessels, including those that would be operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states as a result of caused by discharges, or threatened discharges of bunker oil from all classes of ships. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended, or the 1976 Convention). The Bunker Convention became effective in contracting states on November 21, 2008 and by early 2010 it was in effect in 47 states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

If the vessel acquisition is consummated, we will operate a fleet of product and chemical tankers, which in certain circumstances may be subject to national and international laws governing pollution from such vessels. When a tanker is carrying a cargo of “persistent oil” as defined by the Civil Liability Convention 1992 (CLC) her owner bears strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under CLC for a bunker spill from the vessel even when she is not carrying such a cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” for the purposes of CLC, liability for any pollution damage will generally fall outside the Bunker Convention and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The same applies to any pollution from the vessel in a jurisdiction which is not a party to the Bunker Convention. The CLC applies in over 100 states around the world, but it does not apply in the United States, where the corresponding liability laws are noted for being particularly stringent.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Additionally, pursuant to the federal laws, each state may enact more stringent regulations, thus subjecting ship owners to dual liability. Notably, California has adopted regulations that parallel most, if not all of the federal regulations explained below. We intend to comply with all applicable state regulations in the ports where our vessels call.

In the United States, the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under the OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulates oil spills pursuant to California Government Code section 8670 et seq. These regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificated of financial responsibility, all prior to the vessel entering state waters.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention referred to above. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain states jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the Protocol of 1996. The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under the International Convention for the Prevention of Pollution from Ships, or MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

If the vessel acquisition is approved, for each owned vessel we expect to maintain insurance coverage against pollution liability risks in the amount of $1.0 billion in the aggregate for any one event. The insured risks would include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage may be subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

If we acquire or charter any vessels, we will become subject to vessel security regulations and will incur costs to comply with adopted regulations and may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security (ISPS) Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for any vessels we may acquire or charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, that could adversely affect our reputation and the market for our common stock.

From time to time, vessels in our fleet may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism. Although these sanctions and embargoes may not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of vessels, delays in the loading, offloading or delivery and the levying of customs, duties, fines and other penalties.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our future customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.

A failure to pass inspection by classification societies could result in any vessels we may acquire becoming unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a Special Survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel. If any vessel we acquire fails any annual survey, intermediate survey, or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it was able to trade again.

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of a vessel due to accident, the loss of a vessel due to piracy, terrorism or political conflict, damage or destruction of cargo and similar events that are inherent operational risks of the tanker industry may cause a loss of revenue from affected vessels and damage our business reputation and condition, which may in turn lead to loss of business.

The operation of ocean-going vessels entails certain inherent risks that may adversely affect our business and reputation, including:

•	damage or destruction of vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, acts of piracy, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could substantially increase our costs. For instance, if any vessels we may acquire or charter suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial. We may have to pay dry-docking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or dry-docked at the same time. The involvement of any vessels we may acquire or charter in a disaster or delays in delivery or damages or loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business. Vessels we acquire could be arrested by maritime claimants, which could result in the interruption of business and decrease revenue and lower profitability.

Crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagees, suppliers of goods and services to a vessel, shippers of cargo and other persons may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, and in many circumstances a maritime lien holder may enforce its lien by “arresting” a vessel through court processes. Additionally, in certain jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s lien has arisen, but also any “associated” vessel owned or controlled by the legal or beneficial owner of that vessel. If any vessel ultimately owned and operated by us is “arrested,” this could result in a material loss of revenues, or require us to pay substantial amounts to have the “arrest” lifted.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Acts of piracy on ocean-going vessels have increased recently in frequency and magnitude, which could adversely affect our business.

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. Beginning in 2008 and continuing through 2009, acts of piracy saw a steep rise, particularly off the coast of Somalia in the Gulf of Aden. One of the most significant examples of the increase in piracy came in November 2008 when the M/V Sirius Star, a crude oil tanker that was not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth approximately $100 million. Additionally, in December 2009, the M/V Navios Apollon, a vessel owned by our affiliate, Navios Partners, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India. The Navios Apollon was released on February 27, 2010. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer would remain liable for charter payments when a vessel is seized by pirates, the charterer could dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. The target business may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against any vessels we acquire or charter, or an increase in cost, or unavailability of insurance for any vessels we acquire or charter, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, such as the attacks in the United States on September 11, 2011 and the United States’ continuing response to these attacks, the attacks in London on July 7, 2005, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. The continuing conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability.

In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and other refined products to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil and other refined products to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact vessels we acquire or our customers. Future terrorist attacks could result in increased volatility and turmoil in the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.

Governments could requisition vessels of a target business during a period of war or emergency, resulting in a loss of earnings.

A government could requisition a business’ vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although a target business would be entitled to compensation in the event of a requisition of any of its vessels, the amount and timing of payment would be uncertain.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would adversely affect our results of operations, financial condition and cash flows, causing the market price of our common stock to decline.

The United States and other parts of the world are exhibiting deteriorating economic trends and are currently in a recession. For example, the credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the U.S. and the rest of the world has resulted in reduced access to credit worldwide. Due to the fact that we would possibly cover all or a portion of the cost of any new vessel acquisition with debt financing, such uncertainty could hamper our ability to finance such acquisitions.

We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the U.S. and worldwide could adversely affect a target business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common stock to decline significantly.

Because international tanker companies often generate most or all of their revenues in U.S. dollars but incur a portion of their expenses in other currencies, upon the consummation of the vessel acquisition, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.

Upon the consummation of vessel acquisition, it is likely that we will engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions may be predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. For example, for the year ended December 31, 2009, the value of the U.S. dollar decreased by approximately 2.7% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations.

Navios Holdings has limited recent experience in the product and chemical tanker sectors.

Navios Holdings, Navios Acquisition’s corporate sponsor and the entity whose subsidiary will provide the management and commercial brokerage of Navios Acquisition’s fleet subsequent to the vessel acquisition, is a vertically-integrated seaborne shipping and logistics company with over 55 years of operating history in the shipping industry. Other than with respect to limited South American operations, Navios Holdings has limited recent experience in the chemical and product tanker sectors. Such limited experience could cause Navios Holdings to make an error in judgment that a more experienced operator in the sector might not make. If Navios Holdings’ management is not able to properly assess or ascertain a particular aspect of the product or chemical tanker sectors, it could have a material adverse affect on its operations.

Risks Related to Our Common Stock and Capital Structure

We are incorporated in the Republic of the Marshall Islands, a country that does not have a well-developed body of corporate law, which may negatively affect the ability of public stockholders to protect their interests.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws, and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction.

We are incorporated under the laws of the Marshall Islands and our directors and officers are non-U.S. residents, and although you may bring an original action in the courts of the Marshall Islands or obtain a judgment against us, our directors or our management based on U.S. laws in the event you believe your rights as a stockholder have been infringed, it may be difficult to enforce judgments against us, our directors or our management.

We are incorporated under the laws of the Republic of the Marshall Islands, and all of our assets are located outside of the United States. Our business will be operated primarily from our offices in Athens, Greece. In addition, our directors and officers, following the closing, will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers. Although you may bring an original action against us, our affiliates or any expert named in this proxy statement in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us, its affiliates or any expert named in this proxy statement for a cause of action arising under Marshall Islands law, it may impracticable for you to do so given the geographic location of the Marshall Islands. For more information regarding the relevant laws of the Marshall Islands, please read “Enforceability of Civil Liabilities.”

Anti-takeover provisions in our amended and restated articles of incorporation could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These provisions include those that:

•	authorize our board of directors to issue “blank check” preferred stock without stockholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	require a super-majority vote in order to amend the provisions regarding our classified board of directors with staggered, three-year terms; and

•	prohibit cumulative voting in the election of directors;

These anti-takeover provisions could substantially impede the ability of stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code (the “Code”), 50% of the gross shipping income of a vessel-owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the treasury regulations promulgated thereunder (“Treasury Regulations”). In general, the exemption from U.S. federal income taxation under Section 883 of the Code provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations, it will not be subject to the net basis and branch profit taxes or the 4% gross basis tax described below on its U.S.-Source International Transportation Income (as defined below under “Tax Considerations — U.S. Federal Income Taxation of Navios Acquisition — Exemption of Operating Income From U.S. Federal Income Taxation”).

We expect that we and each of our vessel-owning subsidiaries will qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S.-source income.

If we or our vessel-owning subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on its U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

We will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of its assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct or a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based upon our projected income, assets and activities, we expect that we will be treated for United States federal income tax purposes as a PFIC for the 2010 taxable year (we were treated as a PFIC for the 2008 and 2009 taxable years), though we do not expect to be treated as a PFIC for the 2011 and subsequent taxable years. Commencing in 2010, we intend to treat the gross income we will derive or will be deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we intend to take the position that its income from its time chartering activities does not constitute “passive income,” and the assets that it will own and operate in connection with the production of that income do not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. In addition, we have not received an opinion of counsel with respect to these issues. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or the IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC in future years. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of its operations. For example, if we were treated as earning rental income from its chartering activities rather than services income, we would be treated as a PFIC.

Under the PFIC rules, unless U.S. Holders of our common stock make timely elections available under the Code (which elections could in each case have adverse consequences for such stockholders), such stockholders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common stock. If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder (we expect that we will be treated as a PFIC for the 2008, 2009 and 2010 taxable years, but not for future years), unless the U.S. Holder makes a QEF election for the first taxable year in which they hold the stock and in which we are a PFIC, or makes the mark-to-market election, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder is treated as a direct or indirect U.S. Holder even if we are not a PFIC for such years. A U.S. Holder is encouraged to consult their tax adviser with respect to any available elections that may be applicable in such a situation. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC. These consequences are discussed in more detail under the heading “Tax Considerations — Material U.S. Federal Income Tax Consequences — United States Federal Income Taxation of U.S. Holders — Passive Foreign Investment Company Status and Significant Tax Consequences.”

Since we are a foreign private issuer, we are not subject to certain SEC regulations that companies incorporated in the United States would be subject to.

We are a “foreign private issuer” within the meaning of the rules promulgated under the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our stockholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

As a foreign private issuer, we are exempt from SEC proxy rules, and the contents of this proxy statement may not have all of the material disclosures required under U.S. proxy rules.

As a foreign private issuer, we are exempt from the proxy rules promulgated under the Exchange Act that prescribe the form and content of proxy statements. Because of this exemption, we are not required to file with the SEC preliminary proxy solicitation materials regarding the vessel acquisition proposal and the amendment proposal. Although this proxy statement has been prepared in accordance with Marshall Islands law and has been furnished to the SEC, it has not been reviewed by the SEC and may not have all of the material disclosures required under U.S. proxy rules or otherwise required by the SEC.

If the business combination is consummated, our public warrants will become exercisable and you may experience dilution.

Under the terms of our warrants, the warrants become exercisable upon the completion of a business combination transaction. If all of the proposals submitted to stockholders are approved, we expect to complete the business combination during the second quarter of 2010. We have 25,300,000 public warrants to purchase common stock issued and outstanding at an exercise price of $7.00 per share. In addition, we have 6,325,000 warrants issued as part of the sponsor units and 7,600,000 sponsor warrants issued and outstanding. Our warrants will become exercisable upon our completion of a business combination and, as a result, you may experience dilution.

Registration rights held by our initial stockholders may have an adverse effect on the market price of our common stock.

Our initial stockholders are entitled to demand that we register the resale of their shares and the shares of common stock underlying their founding warrants at any time after they are released from escrow, which, except in limited circumstances, will not be before the first year anniversary of the consummation of our initial business combination. If such stockholders exercise their registration rights with respect to all of their shares, there will be an additional 6,325,000 shares of common stock eligible for trading in the public market. In addition, Navios Holdings, which purchased sponsor units and sponsor warrants in our private placement in June 2008, is entitled to demand the registration of the securities underlying the 6,325,000 sponsor units and 7,600,000 sponsor warrants at any time after we consummate our initial business combination. If all of these stockholders exercise their registration rights with respect to all of their shares of common stock, there will be an additional 20,250,000 shares of common stock eligible for trading in the public market. The presence of these additional shares may have an adverse effect on the market price of our common stock.

Our directors and executive officers have interests in the vessel acquisition that are different from yours.

In considering the recommendation of our directors to vote to approve the vessel acquisition proposal, you should be aware that they have agreements or arrangements that provide them with interests in the vessel acquisition proposal that differ from, or are in addition to, those of our stockholders generally. If the vessel acquisition is not approved, we will be liquidated and we will distribute to all of the holders of our shares issued in our initial public offering in proportion to their respective equity interests, an aggregate amount equal to funds on deposit in the trust account in which the net proceeds of our initial public offering are held, including any interest (net of any taxes payable) not previously released to us, plus any remaining net assets. If we fail to consummate a business combination transaction, Navios Holdings and our officers and directors have waived their respective rights to participate in any liquidation distribution with respect to the all of the shares of common stock issued to them prior to our initial public offering. The personal and financial interests of the members of our board of directors and executive officers may have influenced their motivation in identifying and selecting a target business and completing a business combination in a timely manner. Consequently, their discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our stockholders’ best interest.

Ownership and further purchases by Navios Holdings, our directors and officers and/or their respective affiliates may influence the outcome of the stockholder vote and could result in the approval of the vessel acquisition.

With respect to the proposal for approval of the vessel acquisition, each of our initial stockholders have agreed to vote all of their respective founding shares in accordance with the majority of the votes cast with respect to the vessel acquisition by the holders of the shares issued in the initial public offering, and any shares acquired in or after the initial public offering in favor of the vessel acquisition. This voting arrangement does not apply to any proposal other than the vessel acquisition. Furthermore, Navios Holdings, our officers and directors and/or their respective affiliates, at any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding us or our securities, may enter into open market purchases, as well as private purchases, of our securities.

Navios Holdings and an affiliate of Angeliki Frangou have agreed to acquire through J.P. Morgan Securities Inc., or a third party, $60.0 million of our common stock in open market purchases or privately negotiated purchases. Of this amount, Navios Holdings has agreed to purchase up to $45.0 million, and an affiliate of Angeliki Frangou has agreed to purchase up to $15.0 million of common stock. Navios Holdings and Angeliki Frangou, or their respective affiliates, may make purchases in excess of such amounts. Share purchases may commence two business days after we file a preliminary proxy statement with the SEC and will end on the date of the special stockholders meeting. If at least $30.0 million is not spent by Navios Holdings in making such purchases, Navios Holdings will invest the difference in Navios Acquisition immediately before consummating the vessel acquisition. In addition, we, the initial stockholders and our respective affiliates may purchase, or enter into Forward Contract arrangements to provide for the purchase of, public shares from holders who indicate their intention to vote against the vessel acquisition proposal and seek conversion, or who otherwise wish to sell their public shares. If the market does not view our initial business combination positively, these purchases may have the effect of counteracting the market’s view of our initial business combination, which will otherwise be reflected by a decline in the market price of our securities. The termination of the support provided by these purchases during the buyback period and, if such purchases are continued afterwards, the termination of such purchases, may materially and adversely affect the market price of our securities.

If Navios Holdings, our officers and directors and/or their respective affiliates purchase securities from our existing stockholders that are likely to vote against the transaction, or that are likely to elect to convert their shares, the probability that the business combination will succeed increases, since the number of shares held by public stockholders will be reduced and the number of shares held by insiders will be increased. Therefore, the number of shares that will be voted in favor of the vessel acquisition proposal increases and the number of shares that are converted may decrease.

FORWARD-LOOKING STATEMENTS

We believe that some of the information in this proxy statement constitutes forward-looking statements. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

Navios Acquisition believes it is important to communicate its expectations to its stockholders. However, there may be events in the future that Navios Acquisition is not able to accurately predict or over which Navios Acquisition has no control. The risk factors and cautionary language discussed in this proxy statement provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Navios Acquisition in its forward-looking statements, including among other things:

•	the number and percentage of Navios Acquisition stockholders voting against the vessel acquisition proposal;

•	future operating or financial results;

•	expectations regarding the strength of the future growth of the shipping industry, including the rate of annual demand growth in the product and chemical tanker sectors of the shipping industry;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking (beyond the disclosed reserve), survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	Navios Acquisition’s ability to repay its credit facilities and grow using the available funds under its credit facilities;

•	Navios Acquisition’s financial condition and liquidity, including its ability to obtain additional financing in the future (from warrant exercises or outside services) to fund capital expenditures, acquisitions and other general corporate activities;

•	Navios Acquisition’s ability to enter into long-term, fixed-rate charters;

•	changing interpretations of generally accepted accounting principles;

•	outcomes of litigation, claims, inquiries or investigations;

•	continued compliance with government regulations;

•	statements about industry trends;

•	general economic conditions; and

•	geopolitical events and regulatory changes.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement.

All forward-looking statements included herein attributable to Navios Acquisition or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Navios Acquisition undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before you grant your proxy or instruct how your vote should be cast or vote on the approval of the acquisition you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement could have a material adverse effect on Navios Acquisition upon completion of the vessel acquisition.

DEFINITIONS

Unless otherwise stated, references to the following terms have the following meaning as used in this proxy statement:

“Acquisition Agreement” means the agreement, dated April 8, 2010, between Navios Holdings and Navios Acquisition, pursuant to which (a) Navios Holdings will transfer to Navios Acquisition the stock of the Navios Holdings subsidiary holding directly or indirectly the rights to the Shipbuilding Contracts or the MOAs for the 13 vessels, plus options to purchase two additional product tankers, and (b) Navios Acquisition will be substituted for Navios Holdings as guarantor of certain Credit Agreements used to finance the debt portion of the purchase price of the vessel acquisition. The Acquisition Agreement is included as Annex A to this proxy statement.

“Co-investment shares” refer to up to $30,000,000 of shares of common stock that our principal stockholder, Navios Holdings, may purchase from Navios Acquisition at a price equal to the per-share amount held in our trust account as reported in our definitive proxy statement filed with the SEC, immediately prior to the consummation of our business combination, to the extent such funds are not used to purchase shares of our common stock by Navios Holdings following the announcement of the contemplated vessel acquisition.

“Common stock” means common stock, par value $0.0001 per share, of Navios Acquisition, and “shares” mean shares of common stock.

“Conversion right” means the right of a public stockholder who affirmatively votes against the vessel acquisition proposal, to convert each of their shares into cash in an amount equal to the conversion price per share, and “conversion price per share” means an amount equal to the aggregate amount then on deposit in the trust account, before payment of deferred underwriting discounts and commissions of $8,855,000 and including accrued interest on the trust account, net of income taxes on such interest, after distribution of $3,000,000 of interest income on the trust account balance released to us, calculated as of the close of business on the second business day prior to the closing date, divided by the 25,300,000 shares of common stock sold in the initial public offering, which conversion will be effected only if the vessel acquisition is approved as described in this proxy statement and consummated.

“Credit Agreements” mean the agreements between the vessel-owning subsidiaries and (a) Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank dated April 7, 2010, (b) DVB Bank SE and Fortis Bank dated April 8, 2010, (c) a Credit Agreement for up to $52.0 million that is currently in advanced negotiations, and (d) a revolving credit facility with Marfin Egnatia Bank, pursuant to which the debt financing for the vessel acquisition will be obtained. If the vessel acquisition is approved, Navios Acquisition will become the guarantor of the debt under the Credit Agreements listed in (a), (b) and (c).

“Debt financing” means the debt financing from the Lenders, in the maximum aggregate principal amount of $334.3 million.

“Forward Contracts” refer to arrangements that may be negotiated between any of Navios Acquisition, its initial stockholders, or their respective affiliates to provide for the purchase of the public shares from holders who indicate their intention to vote against the vessel acquisition and seek conversion or who otherwise wish to sell their public shares. Such arrangements have not yet been determined but might include:

•	Agreements between Navios Acquisition and the holders of public shares pursuant to which Navios Acquisition would agree to purchase public shares from such holders immediately after the closing of the vessel acquisition from funds held in the trust account.

•	Agreements with third parties to be identified pursuant to which the third parties would purchase public shares during the period beginning on the date of this proxy statement. Such arrangements would also provide for Navios Acquisition, immediately after the closing of the vessel acquisition, to purchase from the third parties all of the public shares purchased by them for the price and fees specified in the arrangements.

•	Agreements with third parties pursuant to which the initial stockholders and their respective affiliates would borrow funds to make purchases of public shares for their own account. Navios Acquisition would then purchase the shares from such parties upon closing of the vessel acquisition and such parties would repay the borrowings with the funds received from Navios Acquisition.

“Founding shares” mean the shares of common stock included in the sponsor units acquired by initial stockholders prior to the private placement and our initial public offering.

“Founding warrants” means the warrants included in the sponsor units acquired by initial stockholders prior to the private placement and our initial public offering.

“IPO” or “initial public offering” means the initial public offering of Navios Acquisition consummated on July 1, 2008.

“Initial stockholders” mean persons and entities that held shares immediately prior to the private placement and Navios Acquisition’s initial public offering (including such persons’ family members, and companies, partnerships, trusts and other entities established by them for estate and tax planning purposes).

“Lenders” means, collectively, Deutsche Schiffsbank AG, Alpha Bank A.E., Credit Agricole Corporate and Investment Bank, DVB Bank SE, Fortis Bank and Marfin Egnatia Bank.

“Liquid Shipment Vessels” means vessels intended primarily for the sea going shipment of liquid products, including chemical and petroleum-based products, except for container vessels and vessels that will be employed primarily in operations in South America.

“Marfin” means Marfin Egnatia Bank.

“MOA” means the memoranda of agreement, each dated April 8, 2010, pursuant to which two of the nominated subsidiaries are purchasing one LR1 product tanker from each of the Sellers.

“Navios Holdings” or “corporate stockholder” means Navios Maritime Holdings Inc. (NYSE: NM), a Marshall Islands company, which owns 6,035,000 shares of Navios Acquisition’s common stock as of the date of this proxy statement.

“Nominated subsidiaries” or “vessel-owning subsidiaries” means each of the 16 corporations, listed in the table below, holding directly or indirectly the rights to the Shipbuilding Contracts or the MOAs for the vessels (consisting of 15 corporations owning the vessels, once delivered, or holding the rights to the respective Shipbuilding Contracts or the MOAs, as the case may be, and one corporation holding 100% of the capital stock of each of the 15 other corporations), and which entities will become direct or indirect, wholly owned subsidiaries of Navios Acquisition upon approval of the vessel acquisition proposal pursuant to the Acquisition Agreement.

Aegean Sea Maritime Holdings Inc.	Subsidiary Holding Company
Amorgos Shipping Corporation	Vessel Owner/Shipbuilding Contract Counterparty
Andros Shipping Corporation	Vessel Owner/Shipbuilding Contract Counterparty
Antiparos Shipping Corporation	Vessel Owner/Shipbuilding Contract Counterparty
Crete Shipping Corporation	Vessel Owner/Shipbuilding Contract Counterparty
Ios Shipping Corporation	Vessel Owner/MOA Counterparty
Ikaria Shipping Corporation	Vessel Owner/Shipbuilding Contract Counterparty
Kos Shipping Corporation	Vessel Owner/Shipbuilding Contract Counterparty
Mytilene Shipping Corporation	Vessel Owner/Shipbuilding Contract Counterparty
Rhodes Shipping Corporation	Vessel Owner/Shipbuilding Contract Counterparty
Skopelos Shipping Corporation	Vessel Owner/MOA Counterparty
Sifnos Shipping Corporation	Vessel Owner/Shipbuilding Contract Counterparty
Skiathos Shipping Corporation	Vessel Owner/Shipbuilding Contract Counterparty
Syros Shipping Corporation	Vessel Owner/Shipbuilding Contract Counterparty
Tinos Shipping Corporation	Vessel Owner/Shipbuilding Contract Counterparty
Thera Shipping Corporation	Vessel Owner/Shipbuilding Contract Counterparty

“Private placement” means the purchase by Navios Holdings of the sponsor warrants in the private placement consummated prior to Navios Acquisition’s initial public offering.

“Public stockholders” mean persons who acquired shares included in the units sold in Navios Acquisition’s initial public offering, whether in such offering or in the open market after such offering.

“Public shares” mean shares included in the units sold in Navios Acquisition’s initial public offering, whether the holder thereof acquired such shares in such offering or in the open market after such offering.

“Sellers” mean HHSI Fuenfte Beteiligungsgesellschaft mbH & Co. KG, of Hamburg, Germany and HHSI Vierte Beteiligungsgesellschaft mbH & Co. KG, of Hamburg, Germany.

“Shipbuilder” means Dae Sun Shipbuilding & Engineering Co., Ltd. of South Korea or Sungdong Shipbuilding & Marine Engineering Co., Ltd., of South Korea, and “Shipbuilders” means each Shipbuilder collectively.

“Shipbuilding Contracts” means (i) the contracts, as novated and amended, each dated April 6, 2010, pursuant to which one of the Shipbuilders will build and deliver to nominated subsidiaries the nine vessels, including seven MR2 product tankers and two chemical tankers, (ii) the two contracts, each dated April 6 2010, pursuant to which the other Shipbuilder will build and deliver to nominated subsidiaries two LR1 product tankers, and (iii) the two option contracts, each dated April 6, 2010, to purchase two additional LR1 product tankers.

“Sponsor warrants” refer to 7,600,000 warrants to purchase an aggregate of 7,600,000 shares of Navios Acquisition’s common stock purchased by Navios Holdings in the private placement.

“Sponsor units” refer to the 6,325,000 units previously acquired by Navios Acquisition’s initial stockholders before the initial public offering and the private placement.

“Trust account” means the trust account maintained by Continental Stock Transfer & Trust Company, as trustee, in which $250,770,000 of the proceeds of Navios Acquisition’s initial public offering (or $9.91 per unit sold in the initial public offering, including the deferred underwriters’ discount and commissions of $8,855,000) were deposited and will be held (except for that portion of the interest income earned thereon that is disbursed to Navios Acquisition (i) in the amount of $3,000,000 for working capital purposes, and (ii) to enable Navios Acquisition to pay income taxes on such interest income, if any) until the earlier of the consummation of Navios Acquisition’s initial business combination within the time period and on the terms described in its amended and restated articles of incorporation or, if Navios Acquisition fails to consummate such a combination, its dissolution and liquidation as required by its amended and restated articles of incorporation.

“Vessel” or “vessels” means (i) two LR1 product tankers that are currently in the water and chartered for a period of three years (each approximately 74,671 deadweight tons (dwt)), (ii) seven MR2 product tankers (each approximately 50,000 dwt) that are currently under construction in South Korea, (iii) two LR1 product tankers (each approximately 75,000 dwt) that are currently under construction in South Korea and (iv) the two chemical tankers (each approximately 25,000 dwt) that are currently under construction in South Korea.

“Vessel acquisition” or “acquisition” means the proposed acquisition of 13 vessels, including 11 product tankers and two chemical tankers, plus options to purchase two additional product tankers, under the terms and conditions of the Acquisition Agreement.

“We,” “us,” “our,” “the Company” or “Navios Acquisition” means Navios Maritime Acquisition Corporation.

STOCKHOLDER PROPOSALS

If the vessel acquisition is consummated, the Navios Acquisition 2010 annual meeting of stockholders will be held on or about [          ] [ • ], 2010, unless the date is changed by the board of directors. If you are a stockholder and you want to include a proposal in the proxy statement for the 2010 annual meeting, you need to provide it to us by no later than [          ] [ • ], 2010.

TAX CONSIDERATIONS

Marshall Islands Tax Considerations

Navios Acquisition is incorporated in the Marshall Islands. Under current Marshall Islands law, Navios Acquisition is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by Navios Acquisition to its stockholders.

Material U.S. Federal Income Tax Consequences

The following discussion addresses the U.S. federal income tax consequences relating to the purchase, ownership and disposition of Navios Acquisition common stock by U.S. Holders (as defined below) that hold such shares. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively. No party has sought or will seek any rulings from the IRS with respect to the U.S. federal income tax consequences discussed below. The discussion below is not in any way binding on the IRS or the courts or in any way constitutes an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts.

The U.S. federal income tax consequences to a holder of Navios Acquisition common stock may vary depending upon such stockholder’s particular situation or status. This discussion is limited to holders of Navios Acquisition common stock who hold such shares as capital assets, and it does not address aspects of U.S. federal income taxation that may be relevant to holders of shares who are subject to special treatment under U.S. federal income tax laws, including but not limited to: Non-U.S. Holders (as defined below); dealers in securities; banks and other financial institutions; insurance companies; tax-exempt organizations, plans or accounts; persons holding their Navios Acquisition shares as part of a “hedge,” “straddle” or other risk reduction transaction; persons holding their Navios Acquisition shares through partnerships, trusts or other entities; U.S. persons whose functional currency is not the U.S. dollar; stockholders who will be restricted from seeking conversion rights with respect to more than 10% of the public shares; and controlled foreign corporations or passive foreign investment companies, as those terms are defined in the Code. In addition, this discussion does not consider the effects of any applicable foreign, state, local or other tax laws, or estate or gift tax considerations, or the alternative minimum tax.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Navios Acquisition shares that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); an estate the income of which is subject to United States federal income tax regardless of its source; or a trust, if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust (or the trust was in existence on August 20, 1996, was treated as a U.S. trust on August 19, 1996 and validly elected to continue to be treated as a U.S. trust). Stockholders may want to consult their own tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of Navios Acquisition shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

For purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, an individual, trust, or corporation that is a beneficial owner of Navios Acquisition shares, who is not a U.S. Holder.

U.S. Federal Income Taxation of Navios Acquisition

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. Navios Acquisition is not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax. In the absence of exemption from tax under Section 883 of the Code, Navios Acquisition’s gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income From U.S. Federal Income Taxation

In general, the exemption from U.S. federal income taxation under Section 883 of the Code provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the net basis and branch profit taxes or the 4% gross basis tax described below on its U.S.-source shipping income.

Under Section 883 of the Code, Navios Acquisition will be exempt from U.S. federal income taxation on its U.S.-source shipping income if:

1. Navios Acquisition and each of its vessel-owning subsidiaries is organized in a foreign country (“country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

2. either:

•	more than 50% of the value of Navios Acquisition’s stock is owned, directly or indirectly, by individuals who are “residents” of Navios Acquisition’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which Navios Acquisition refers to as the “50% Ownership Test,” or

•	Navios Acquisition’s stock is “primarily and regularly traded on an established securities market” in Navios Acquisition’s country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which Navios Acquisition refers to as the “Publicly-Traded Test.”

Currently, the Republic of the Marshall Islands, the jurisdiction where Navios Acquisition is incorporated, as well as the jurisdictions where Navios Acquisition’s vessel-owning subsidiaries will be incorporated, namely, the Republic of the Marshall Islands and the Cayman Islands, grant an “equivalent exemption” to U.S. corporations. Therefore, at present, Navios Acquisition will be exempt from U.S. federal income taxation with respect to its U.S.-source shipping income if it satisfies either the 50% Ownership Test or the Publicly-Traded Test. It may be difficult for Navios Acquisition to satisfy the 50% Ownership Test for each taxable year due to the widely-held ownership of its stock. Navios Acquisition’s ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Navios Acquisition’s common stock is “primarily traded” on the New York Stock Exchange.

Under the regulations, Navios Acquisition’s stock is considered to be “regularly traded” on an established securities market if one or more classes of its stock representing more than 50% of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which Navios Acquisition refers to as the listing threshold. Since Navios Acquisition’s common stock, which represents more than 50% of its outstanding shares by vote and value, is listed on the New York Stock Exchange, Navios Acquisition currently satisfies the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. Navios Acquisition currently satisfies the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock, which condition Navios Acquisition’s common stock meets.

Notwithstanding the foregoing, the regulations provide, in pertinent part, Navios Acquisition’s common stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the outstanding shares of its common stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of its common stock, which Navios Acquisition refers to as the “5% Override Rule.”

For purposes of being able to determine the persons who owns 5% or more of Navios Acquisition common stock, or “5% Stockholders,” the regulations permit Navios Acquisition to rely on Schedule 13G and Schedule 13D filings with the SEC to identify persons who have a 5% or more beneficial interest in its common stock. The regulations further provide that an investment company that is registered under the Investment Company Act will not be treated as a 5% Stockholder for such purposes.

Navios Acquisition does not anticipate that its 5% Stockholders will own 50% or more of its common stock in 2010 (the first year in which it expects to derive shipping income) or in subsequent years. However, if Navios Acquisition’s 5% Stockholders did own more than 50% of Navios Acquisition’s common stock, then Navios Acquisition would be subject to the 5% Override Rule unless it were able to establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Stockholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no guarantee that Navios Acquisition would be able to satisfy them.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, Navios Acquisition’s U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of Navios Acquisition’s shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on Navios Acquisition’s shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and Navios Acquisition’s U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, Navios Acquisition may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Navios Acquisition’s U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	Navios Acquisition has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of Navios Acquisition’s U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

Navios Acquisition does not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of Navios Acquisition’s shipping operations and other activities, Navios Acquisition believes that none of its U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether Navios Acquisition will qualify for exemption under Section 883, Navios Acquisition will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by Navios Acquisition will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by Navios Acquisition with respect to Navios Acquisition’s common stock to a U.S. Holder will constitute dividends, which will be taxable as ordinary income, to the extent of Navios Acquisition’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of Navios Acquisition’s earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in their common stock on a dollar-for-dollar basis and thereafter as capital gain. Because Navios Acquisition is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from Navios Acquisition. Dividends paid with respect to Navios Acquisition’s common stock will be treated as “passive category income” or, in the case of certain types of U.S. Holders, as “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Based upon its projected income, assets and activities, Navios Acquisition expects that it will be treated as a passive foreign investment company for the 2010 taxable year. Accordingly, the preferential tax rates for “qualified dividend income” would not be available with respect to dividends paid by Navios Acquisition to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) in 2010.

Special rules may apply to any “extraordinary dividend,” generally, a dividend in an amount which is equal to or in excess of 10%of a stockholder’s adjusted basis (or fair market value in certain definitive, pre-determined circumstances) in a share of common stock paid by Navios Acquisition.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of passive foreign investment companies below, a U.S. Holder will recognize taxable gain or loss upon a sale, exchange or other disposition (including U.S. Holders who exercise their conversion rights) of Navios Acquisition common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. These consequences are discussed in more detail below. In general, Navios Acquisition will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held Navios Acquisition common stock, either:

•	at least 75% of Navios Acquisition’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether Navios Acquisition is a passive foreign investment company, Navios Acquisition will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by Navios Acquisition in connection with the performance of services would not constitute passive income. By contrast, rental income would constitute “passive income” unless Navios Acquisition was treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based upon its actual and projected income, assets and activities, Navios Acquisition expects that it will be treated for United States federal income tax purposes as a passive foreign investment company for the 2010 taxable year, that it was a PFIC for the 2008 and 2009 taxable years, and that it does not expect to be treated as a PFIC for the 2011 and subsequent taxable years. No assurances can be given as to such PFIC status, because such status requires an annual factual determination based upon the composition of Navios Acquisition’s income and assets for the entire taxable year. Although there is no legal authority directly on point, Navios Acquisition’s position with respect to future years is based principally on the view that, for purposes of determining whether Navios Acquisition is a passive foreign investment company, the gross income Navios Acquisition derives or is deemed to derive from the chartering activities of its wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, Navios Acquisition intends to take the position that such income does not constitute passive income, and the assets that Navios Acquisition or its wholly owned subsidiaries will own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether Navios

Acquisition is a passive foreign investment company. Navios Acquisition believes there is substantial analogous legal authority supporting its position consisting of case law and IRS pronouncements concerning the characterization of income that Navios Acquisition anticipates to derive from time charters and voyage charters as services income for other tax purposes. However, in the absence of any direct legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with Navios Acquisition’s position. The IRS or a court could take the position that the income anticipated to be derived by Navios Acquisition from its chartering activities will properly be treated as rental income rather than as services income. This position could be taken if the services provided by Navios Acquisition were insufficient to support the characterization of its chartering income as services income. If Navios Acquisition’s income were treated as rental income, then such income would be treated as passive income for purposes of the passive foreign investment company rules. In addition, although Navios Acquisition intends to conduct its affairs in a manner to avoid being classified as a passive foreign investment company with respect to any future taxable year, Navios Acquisition cannot assure you that the nature of its operations will not change in the future. The remainder of this summary assumes that Navios Acquisition will be treated as a PFIC for its 2010 taxable year but not for subsequent taxable years.

U.S. Holders should be aware of certain tax consequences of investing directly or indirectly in Navios Acquisition common stock. As discussed more fully below, if Navios Acquisition is treated as a passive foreign investment company for the 2010 taxable year (which treatment is expected), or for any future year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes a timely filed election to treat us as a “Qualified Electing Fund,” which election Navios Acquisition refers to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to Navios Acquisition’s common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes their pro rata share of Navios Acquisition ordinary earnings and Navios Acquisition’s net capital gain, if any, for Navios Acquisition’s taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from Navios Acquisition by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of Navios Acquisition common stock. A U.S. Holder would make a QEF election with respect to any year that Navios Acquisition is a passive foreign investment company by filing IRS Form 8621 with their U.S. federal income tax return. For any taxable year which Navios Acquisition is aware that it is to be treated as a passive foreign investment company, upon request, Navios Acquisition will provide a U.S. Holder with all necessary information in order to make the QEF election described above. A QEF election will not apply to any taxable year during which Navios Acquisition is not a PFIC, but will remain in effect with respect to any subsequent taxable year in which Navios Acquisition becomes a PFIC. Each U.S. Holder is encouraged to consult its own tax adviser with respect to tax consequences of a QEF election with respect to Navios Acquisition.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if Navios Acquisition is treated as a passive foreign investment company for future taxable years (Navios Acquisition expects that it will be treated as a PFIC in 2010, as it was in 2008 and 2009) and, as Navios Acquisition anticipates, its stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to Navios Acquisition common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in their common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of Navios Acquisition common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. A mark-to-market election will not apply to Navios Acquisition common stock held by a U.S. Holder for any taxable year during which it is not a PFIC, but will remain in effect with respect to any subsequent taxable year in which it becomes a PFIC. Each U.S. Holder is encouraged to consult its own tax adviser with respect to the availability and tax consequences of a mark-to-market election with respect to Navios Acquisition common stock.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if Navios Acquisition is treated as a passive foreign investment company for any taxable year (Navios Acquisition was a PFIC for its 2008 and 2009 taxable years and expects that it will be so treated for its 2010 taxable year, but not in subsequent years), a U.S. Holder who does not make either a timely QEF election or a “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder’s holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on Navios Acquisition common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock, including any gain realized by a Non-Electing Holder who exercises his conversion rights. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of Navios Acquisition common stock. If a Non-Electing Holder who is an individual dies while owning Navios Acquisition common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock. Non-electing U.S. Holders are encouraged to consult their tax advisers regarding the application of the PFIC rules to their specific situation.

A Non-Electing U.S. Holder who wishes to make a QEF election for a subsequent year, but who did not make a timely QEF election for the first year holding period, may be able to make a special “purging election” pursuant to Section 1291(d) of the Code. Pursuant to this election, a Non-Electing U.S. Holder would be treated as selling their stock for fair market value on the first day of the taxable year for which the subsequent year QEF election is made. Any gain on such deemed sale would be subject to tax as discussed above. Non-Electing U.S. Holders are encouraged to consult their tax advisers regarding the availability of a “purging election” as well as other available elections.

If Navios Acquisition is treated as a PFIC for any taxable year during the holding period of a U.S. Holder (Navios Acquisition was a PFIC for its 2008 and 2009 taxable years, and expects that it will be so treated for taxable year 2010, but not in subsequent years), unless the U.S. Holder makes a timely

QEF election for the first taxable year in which they hold the stock and in which Navios Acquisition is a PFIC, or makes the mark-to-market election, Navios Acquisition will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder is treated as a direct or indirect U.S. Holder even if Navios Acquisition is not a PFIC for such years. A U.S. Holder is encouraged to consult their tax advisers with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of code section 1298(b)(1). In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain definitive, pre-determined circumstances, fail to comply with applicable certification requirements.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS SHARING AN ADDRESS

Only one copy of this proxy statement is delivered to two or more stockholders who share an address unless Navios Acquisition or its agent has received contrary instructions from one or more of the stockholders. To request that separate copies of these documents be delivered, stockholders can contact Navios Acquisition’s transfer agent by mail at: Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004. You may also contact Navios Acquisition’s transfer agent if you received multiple copes of the proxy statement and would prefer to receive a single copy in the future.

EXPERTS

The financial statements included in this proxy statement have been audited by Rothstein, Kass & Company, P.C., Roseland, New Jersey, independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere in this proxy statement. The financial statements and the report of Rothstein, Kass & Company, P.C. are included in reliance upon their report given upon the authority of Rothstein, Kass & Company, P.C. as experts in auditing and accounting.

INDUSTRY AND MARKET DATA

The industry-related statistical and graphical information we use in this proxy statement has been compiled by Drewry Shipping Consultants Ltd., or Drewry, from its database. Some of the industry information in this proxy statement is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available, and consequently, Drewry cannot assure us that it reflects actual industry and market experience. Drewry compiles and publishes data for the benefit of its customers. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market. The published information of other maritime data collection experts may differ from the data presented in this proxy statement.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC as required by the Exchange Act. We file these documents electronically with the SEC. You may access information about us at the SEC web site, which contains reports and other information at www.sec.gov.

You may obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

This proxy statement describes the material elements of our relevant contracts, exhibits and other information. Information and statements contained in this proxy statement are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this proxy statement.

All information contained or incorporated by reference in this proxy statement relating to Navios Acquisition, the vessel acquisition proposal and the amendment proposal has been supplied by us, and all information contained in this proxy statement relating to the vessels has been supplied by the seller. Information provided by either Navios Acquisition or the seller does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement, or if you have questions about the acquisition or the debt financing, you should contact:

Navios Maritime Acquisition Corporation
Attn: Vasiliki Papaefthymiou
85 Akti Miaouli Street
Piraeus, Greece 185 38
(011) +30-210-4595000

ENFORCEABILITY OF CIVIL LIABILITIES

Navios Acquisition is a Marshall Islands company and its executive offices are located outside of the United States in Piraeus, Greece. A majority of Navios Acquisition’s directors, officers and experts named in this proxy statement reside outside the United States. In addition, a substantial portion of Navios Acquisition’s assets and the assets of its directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon Navios Acquisition or any of these persons. You may also have difficulty enforcing, both within and outside the United States, judgments you may obtain in U.S. courts against Navios Acquisition or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

INDEX TO FINANCIAL STATEMENTS

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)

Report of Independent Registered Public Accounting Firm	F-2
Financial Statements:
Balance Sheet as of December 31, 2009 and December 31, 2008	F-4
Statement of Operations for the year ended December 31, 2009, for the period March 14, 2008 (date of inception) to December 31, 2008 and for the period March 14, 2008 (date of inception) to December 31, 2009
F-5
Statement of Stockholders’ Equity for the year ended December 31, 2009 and for the period March 14, 2008 (date of inception) to December 31, 2008	F-6
Statement of Cash Flows for the year ended December 31, 2009, for the period March 14, 2008 (date of inception) to December 31, 2008 and for the period March 14, 2008 (date of inception) to December 31,2009
F-7
Notes to Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Navios Maritime Acquisition Corporation

We have audited the accompanying balance sheets of Navios Maritime Acquisition Corp. (a corporation in the development stage) (the “Company”) as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2009 and the periods from March 14, 2008 (date of inception) to December 31, 2008 and from March 14, 2008 (date of inception) through December 31, 2009. We have also audited the Company’s internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit over internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the year ended December 31, 2009 and the periods from March 14, 2008 (date of inception) to December 31, 2008 and from March 14, 2008 (date of inception) through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of

December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The accompanying financial statements have been prepared assuming that Navios Acquisition Corporation will continue as a going concern. As discussed in Note 8 to the financial statements, Navios Acquisition Corporation will face a mandatory liquidation if a business combination is not consummated by July 1, 2010, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 29, 2010

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)

BALANCE SHEETS

	December 31,	December 31,
	2009	2008

ASSETS
Current assets
Cash	$87,099	$2,015
Prepaid expenses	55,295	55,137

Total current assets	142,394	57,152
Other assets
Investment in trust account, including restricted cash	251,493,295	252,201,007

Total other assets	251,493,295	252,201,007

	251,635,689	252,258,159

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$56,479	$29,821
Accrued expenses	414,215	309,327
Amount due to related parties	30,119	136,323

Total current liabilities	500,813	475,471
Long term liabilities, deferred underwriter’s fees	8,855,000	8,855,000

Common stock subject to redemption, 10,119,999 shares at redemption value, $9.91 per share	100,289,190	100,289,190
Commitments
Stockholder’s equity
Preferred stock, $.0001 par value; 1,000,000 shares authorized; none issued		—
Common stock, $.0001 par value, authorized 100,000,000 shares; 31,625,000 shares issued and outstanding (includes the 10,119,999 shares subject to redemption)	3,163	3,163
Additional paid-in capital	141,588,151	141,588,151
Earnings accumulated during the development stage	399,372	1,047,184

Total stockholders’ equity	141,990,686	142,638,498

Total liabilities and stockholders’ equity	$251,635,689	$252,258,159

The accompanying notes are an integral part of these financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)

STATEMENT OF OPERATIONS

		Period from	Period From
		March 14, 2008	March 14, 2008
	Year Ended	(Date of Inception) to	(Date of Inception) to
	December 31,	December 31,	December 31,
	2009	2008	2009

Revenue	$—	$—	$—
Expenses
General and administrative expenses	(120,000)	(60,000)	(180,000)
Formation and operating costs	(874,377)	(332,771)	(1,207,148)

Loss from operations	(994,377)	(392,771)	(1,387,148)
Interest income from trust account	331,656	1,435,550	1,767,206
Other interest	14,909	4,405	19,314

Net income/(loss) applicable to common stockholders	(647,812)	1,047,184	399,372

Net income/(loss) per ordinary share (excluding shares subject to possible redemption), basic	$(0.03)	$0.08	$0.02

Weighted average number of ordinary shares (excluding shares subject to possible redemption), basic	21,505,001	12,801,234	17,636,660

Net income/(loss) per ordinary share (excluding shares subject to possible redemption), diluted	$(0.02)	$0.06	$0.02

Weighted average number of ordinary shares (excluding shares subject to possible redemption), diluted	21,505,001	18,075,777	25,568,868

Net income/(loss) per ordinary share for shares subject to possible redemption	$(0.02)	$0.10	$0.04

Weighted average number of ordinary shares subject to possible redemption	10,119,999	10,119,999	10,119,999

The accompanying notes are an integral part of these financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)

STATEMENT OF STOCKHOLDERS’ EQUITY

				Earnings
				Accumulated
			Additional	During the	Total
	Common		Paid-in	Development	Stockholders’
	Shares	Amount	Capital	Stage	Equity

Sale of units issued to the sponsor at approximately $0.003 per unit on March 18, 2008	8,625,000	$863	$24,137	$—	$25,000
Forfeiture of units issued to the sponsor on June 16, 2008	(2,300,000)	(230)	230	—	—
Sale of 25,300,000 units on July 1, 2008 at a price of $10 per (including 10,119,999 shares of common stock subject to possible redemption)	25,300,000	2,530	252,997,470	—	253,000,000
Proceeds from public offering subject to redemption (10,119,999 shares at redemption value) redemption value, $9.91 per share			(100,289,190)		(100,289,190)
Underwriter’s discount and offering costs related to the public offering			(18,744,496)		(18,744,496)
Sale of 7,600,000 warrants on July 1, 2008 at a price of $1 per warrant to the sponsors			7,600,000		7,600,000
Net income for the period from March 14, 2008 (date of inception) to December 31, 2008				1,047,184	1,047,184

Balance December 31, 2008	31,625,000	$3,163	$141,588,151	$1,047,184	$142,638,498
Net loss for the year				(647,812)	(647,812)

Balance December 31, 2009	31,625,000	$3,163	$141,588,151	$399,372	$141,990,686

The accompanying notes are an integral part of these financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)

STATEMENT OF CASH FLOWS

		Period from	Period from
	Year Ended	March 14, 2008	March 14, 2008
	December	(Date of Inception) to	(Inception Date) to
	31, 2009	December 31, 2008	December 31, 2009

Cash flows from operating activities
Net income/(loss)	$(647,812)	$1,047,184	$399,372
Adjustment to reconcile net income to net cash provided by operating activities:
Change in operating assets and liabilities:
Prepaid expenses	(158)	(55,137)	(55,295)
Accrued expenses	104,888	309,327	414,215
Amounts due to related parties	(106,204)	136,323	30,118
Accounts payable	26,657	29,821	56,479

Net cash provided by/(used in) operating activities	(622,629)	1,467,518	844,889

Cash flows from investing activities
Restricted cash held in trust account	4,958	(7,338)	(2,380)
Investments in trust account	702,755	(252,193,669)	(251,490,914)

Net cash provided by/(used in) investing activities	707,713	(252,201,007)	(251,493,294)
Cash flows from financing activities
Proceeds from issuance of warrants in private placement	—	7,600,000	7,600,000
Gross proceeds from public offering	—	253,000,000	253,000,000
Payment for underwriters’ discount and offering cost	—	(9,889,496)	(9,889,496)
Proceeds from loan payable, stockholder		500,000	500,000
Loan payment to stockholder	—	(500,000)	(500,000)
Proceeds from issuance of common stock	—	25,000	25,000

Net cash provided by financing activities	—	250,735,504	250,735,504

Net increase in cash	85,084	2,015	87,099
Cash, beginning of period	2,015	—	—

Cash, end of period	$87,099	$2,015	$87,099

Supplemental schedule of non-cash financing activities
Deferred underwriter’s fee	$8,855,000	$8,855,000	$8,855,000

Accrued offering costs	$—	$97,247	$—

Amount due to related party, offering costs	$—	$76,323	$—

The accompanying notes are an integral part of these financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)

Notes to Financial Statements

NOTE 1 —	DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (a corporation in the development stage) (the “Company”) was incorporated in the Republic of the Marshall Islands on March 14, 2008. The Company was formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination one or more assets or operating businesses in the marine transportation and logistics industries. The Company has neither engaged in any operations nor generated significant revenue to date. The Company is considered to be in the development stage as defined in the Financial Accounting Standards Board (“FASB”) issued guidance for Accounting and Reporting By Development Stage Enterprises, and is subject to the risks associated with activities of development stage companies. The Company has selected December 31st as its fiscal year end.

All activity from March 14, 2008 (inception) through December 31, 2009 relates to the Company’s formation, capital raising and initial public offering described below.

Proceeds of $250,770,000 from the initial public offering (the “Offering”) of 25,300,000 units including 3,300,000 units issued upon exercise of the underwriters’ over-allotment option and the private placement of 7,600,000 of the Company’s insider warrants to purchase common stock (the “Private Placement”), were placed in a trust account (the “Trust Account”) maintained by Continental Stock Transfer and Trust Company, as trustee. The amount of proceeds from the Offering also includes 3.5% of the underwriters’ underwriting discounts and commissions, or $8,855,000 payable to the underwriter in the Offering. At closing of the Offering, $250,770,000 of the gross proceeds, after payment of certain amounts to the underwriters, are held in the Trust Account and invested in U.S. government debt securities (“U.S. Treasury Bills”). The Company’s agreement with the trustee requires that the trustee will invest and reinvest the proceeds in the Trust Account only in United States “government debt securities” within the meaning of Section 2(a) (16) of the Investment Company Act of 1940 having a maturity of 180 days or less, or in money market funds meeting the conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Except with respect to interest income that may be released to the Company (i) up to $3,000,000 to fund working capital requirements, and (ii) any additional amounts needed to pay the Company’s income and other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of a business combination or liquidation, or for payments with respect to shares of common stock converted in connection with the vote to approve an extension period. The proceeds held in the Trust Account may be used as consideration to pay sellers of a target business or businesses with which the Company completes a business combination. Any amounts not paid as consideration to the sellers of the target business (excluding taxes and amounts permitted to be disbursed for expenses as well as the amount held in the Trust Account representing deferred underwriting discounts and commissions), may be used to finance operations of the target business.

The initial business combination must occur with one or more target businesses that have a fair market value of at least 80% of the balance in the Trust Account (exclusive of deferred underwriter discounts and commissions). The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. The Company will proceed with the initial business combination only if the following two conditions are met: (i) a majority of the shares of common stock voted by the holders of the shares of common stock sold in the Offering (“Public Stockholders”) are voted in favor of the business combination, and (ii) conversion rights have been exercised with respect to less than 40% of the shares sold in the Offering. All of the Company’s stockholders prior to the Offering, including all of the officers and directors of the Company (“Initial Stockholders”), have agreed to vote their respective shares of common stock owned by them in accordance with the majority of the shares of common stock voted by the Public Stockholders with respect to any business combination. After consummation of the Company’s first business combination, all of these voting safeguards will no longer be applicable. This voting arrangement shall not apply to shares included in the units purchased in the Offering or purchased following the Offering in

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)

Notes to Financial Statements — (Continued)

the open market by any of the Company’s existing stockholders, officers and directors. However, there is no assurance that the Company will be able to effect a business combination successfully.

Voting against the business combination, or the extended period will not result in conversion of a stockholder’s shares for a pro rata share of the Trust Account. Such Public Stockholders must have also exercised their conversion rights described below. If Public Stockholders representing 40% or more of the shares sold in the Offering exercise their conversion rights, the Company will be unable to consummate a business combination (or to extend the time period within which it can consummate a business combination, as applicable) and no stockholders will receive a distribution from the Trust Account.

Public Stockholders voting against (i) a business combination that is subsequently approved, or (ii) an extended period that is subsequently approved will be entitled to convert their stock into a pro rata share of the Trust Account, including any interest earned on their pro rata share, net of interest that may be released to the Company as described above to fund working capital requirements and pay any tax obligations, if the business combination is approved and consummated. If (i) the business combination is not approved or consummated, or (ii) the extended period is not approved, then the Public Stockholders voting against the business combination or the extended period, as applicable, will not be entitled to convert their shares of common stock into a pro rata share of the aggregate amount then on deposit in the Trust Account. The Company views this requirement as an obligation to its stockholders and will not take any action to amend or waive this provision in its amended and restated certificate of incorporation. Neither Navios Maritime Holdings Inc. (“Navios Holdings”), the Company’s existing stockholders nor their permitted transferees will be able to exercise conversion rights with respect to their shares of common stock, even shares acquired in the Offering or the open-market.

Public Stockholders who convert their common stock into a pro rata share of the Trust Account will be paid promptly their conversion price following their exercise of conversion rights and will continue to have the right to exercise any warrants they own. The initial conversion price is approximately $9.91 per share. Since this amount may be lower than the market price of the common stock on the date of conversion, there may be a disincentive on the part of Public Stockholders to exercise their conversion rights.

If the Company has not consummated a business combination within 24 months (or up to 36 months if a letter of intent, agreement in principle or definitive agreement with respect to a proposed business combination has been executed and not terminated within such 24-month period and the extended period has been approved) from the closing of the Offering, the Company will promptly take all action necessary to distribute only to its Public Stockholders (including its Initial Stockholders to the extent they have purchased shares in the Offering or in the open-market) the amount in its Trust Account including (i) all accrued interest net of income taxes paid or payable on such interest (less interest income of up to $3,000,000 earned on the Trust Account balance previously released to us to fund the Company’s working capital requirements), and (ii) all deferred underwriting discounts and commissions plus any of the Company’s remaining net assets. In the event of liquidation, it is possible that the per share value of the residual assets remaining available for distribution will be less than the initial public offering price per share in the Offering (assuming no value is attributed to the warrants contained in the units offered in the Offering discussed in Note 3).

The Company’s operations, if a business combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)

Notes to Financial Statements — (Continued)

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

Development Stage Company:

The Company complies with the reporting requirements issued from FASB for Accounting and Reporting by Development Stage Enterprises, and is subject to the risks associated with activities of development stage companies.

Income/loss per common share:

The Company complies with accounting and disclosure requirements as defined in the FASB issued guidance for Earnings Per Share. Basic net income/loss per common share is computed by dividing net income/loss applicable to common stock by the weighted average number of common shares outstanding for the period. Income/loss per share of common stock, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in the net income of the Company, except where the results would be antidilutive. At December 31, 2009, the Company had warrants outstanding to purchase 32,900,000 shares of common stock.

The Company uses the treasury stock method to calculate potentially dilutive shares, as if they were converted into common stock at the beginning of the period. For the period ended December 31, 2009 and March 14, 2008 (date of inception) to December 31, 2008, dilutive securities include 39,225,000 and 27,684,247, respectively, weighted average number of warrants that represent incremental common shares, based on their assumed conversion to common stock, to be included in the weighted average number of common shares for the calculation of diluted income/loss per common share.

The Company’s statement of operations includes a presentation of income/loss per share for common stock subject to possible conversion in a manner similar to the two-class method of income per share. Net income/loss per common share, basic and diluted amount for the maximum number of shares subject to possible conversion is calculated by dividing the interest income, net of applicable income taxes, attributable to common shares subject to conversion by the weighted average number of common shares subject to possible conversion.

Ordinary shares subject to possible redemption:

As discussed in Note 1, the Company will only proceed with a business combination if: (1) it is approved by a majority of the votes cast by the Public Stockholders; and (2) Public Stockholders holding less than 40% of the ordinary shares sold in the Offering, choose to exercise their redemption rights thereby receiving their per share interest in the Trust Account. In accordance with guidance issued by FASB for Classification and Measurement of Redeemable Securities, the Company has classified 10,119,999 shares of its ordinary shares outside of permanent equity as “Ordinary shares subject to redemption,” at a redemption price of $9.91 per share as of December 31, 2009 and 2008. The Company will recognize changes in the conversion value as they occur and will adjust the carrying value of the ordinary shares subject to conversion to be equal to its conversion value at the end of each reporting period.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)

Notes to Financial Statements — (Continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of U.S. Treasury Bills. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Fair value of financial instruments:

The fair value of the Company’s other current assets and accrued expenses, which qualify as financial instruments under guidance by FASB for Disclosure About Fair Value of Financial Instruments, approximates the carrying amounts represented in the accompanying balance sheet.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. If the Company were to consummate an initial business combination with an operating business, estimates and assumptions made by the Company will be based on current circumstances and the experience and judgment of the Company’s management, and will be evaluated on an ongoing basis, and may employ outside experts to assist in the Company’s evaluations.

Cash and Cash equivalents:

Cash and cash equivalents consist of cash on hand, and other short-term liquid investments with original maturities of three months or less, excluding funds held in Trust Account.

Securities held in trust:

Investment securities consist of U.S. Treasury Bills. The Company classifies its securities as held-to-maturity as defined in the FASB issued guidance for Accounting for Certain Debt and Equity Securities. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest Income” line item in the statement of operations. Interest income is recognized when earned.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)

Notes to Financial Statements — (Continued)

Income taxes:

The Company complies with FASB issued guidance for Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company also complies with FASB issued guidance relating to Accounting for Uncertainty in Income Taxes, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. Management is currently unaware of any issues that could result in significant payments, accruals, or material deviations from its position.

The Company adopted the provisions of guidance issued by FASB relating to Accounting for Income Taxes and to Accounting for Uncertainty in Income at inception on March 14, 2008.

Foreign currency translation:

The Company’s reporting currency is the U.S. dollar. Although the Company maintains a cash account with a foreign bank, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the U.S. dollar.

As defined in the FASB issued guidance for Foreign Currency Translation, foreign currency balance sheets will be translated into U.S. dollars using the exchange rate in effect rate in effect as of the balance sheet date and the statements of operations will be translated at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within stockholder’s equity.

Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

Recently adopted accounting standards:

Business Combinations

In December 2007, the FASB issued guidance which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The guidance also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. The guidance was effective for Navios Acquisition for business combinations after January 1, 2009 and it did not have a material affect on the Company’s financial statements.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued guidance which states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The guidance also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Guidance applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)

Notes to Financial Statements — (Continued)

deconsolidate a subsidiary. The guidance was effective as of January 1, 2009 and the financial statements were updated to reflect the reporting and disclosure requirements.

Nonfinancial Assets and Nonfinancial Liabilities

In February 2008, the FASB issued guidance which delays the effective date of the guidance application for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this guidance, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in guidance The Fair Value Option for Financial Assets and Financial Liabilities. This guidance defers the effective date of relative guidance to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this guidance. The application of this guidance did not have a material effect on the financial statements of the Company.

In May 2009, the Financial Accounting Standards Board (“FASB”) updated its guidance in ASC 855 (formerly SFAS No. 165) regarding subsequent events, establishing principles and requirements for subsequent events. In particular, ASC 855 sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This updated guidance is effective for interim periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company’s financial condition or results of operation.

In June 2009, the FASB approved the “FASB Accounting Standards Codification” (“Codification”) as the single source of authoritative, nongovernmental, U.S. Generally Accepted Accounting Principles (“GAAP”). The Codification does not change current U.S. GAAP or how the Company accounts for its transactions or the nature of related disclosures made; instead it is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded, and all other accounting literature not included in the Codification will be considered non-authoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification is effective for the Company beginning with the year ended December 31, 2009 and did not have an impact on its financial condition or results of operations.

NOTE 3 —	THE OFFERING

On July 1, 2008, the Company consummated its initial public offering of 25,300,000 units including 3,300,000 units issued upon exercise of the underwriters’ over-allotment option at a price of $10.00 per unit in the Offering. Each unit consists of one share of the Company’s common stock, $0.0001 par value per share, and one redeemable common stock purchase warrant. Each warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $7.00 commencing on the later of (a) the completion of a business combination, or (b) one year from the date of the final prospectus for the Offering and will expire five years from the date of the prospectus. The warrants will be redeemable at a price of $0.01 per warrant upon 30 days prior notice after the warrants become exercisable, only in the event that the last sale price of the common stock is at least $13.75 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

No warrants will be exercisable and the Company will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)

Notes to Financial Statements — (Continued)

be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, if the Company does not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants. In no circumstance will the Company be required to settle any such warrant exercise for cash. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdiction in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

NOTE 4 —	INVESTMENT IN TRUST ACCOUNT; MARKETABLE SECURITIES

Since the closing of the Offering, an amount equal to approximately 99.1% of the gross proceeds has been held in the Trust Account. The Trust Account may be invested in U.S. “government securities,” defined as any Treasury Bill or equivalent securities issued by the United States government having a maturity of one hundred and eighty (180) days or less or money market funds meeting the conditions specified in Rule 2a-7 under the Investment Company Act of 1940, until the earlier of (i) the consummation of its first Business Combination, or (ii) the distribution of the Trust Account as described below. The proceeds in the Trust Account includes $8,855,000 of the gross proceeds representing deferred underwriting discounts and commissions that will be released to the underwriters on completion of a business combination.

Investment securities in the Company’s Trust Account consist of direct U.S. Treasury Bills. The Company classifies its U.S. Treasury bills as held-to-maturity as defined in the FASB issued guidance for Accounting for Certain Investments in Debt and Equity Securities. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts. Any dividend and interest income, including any amortization of the premium and discount arising at acquisition shall continue to be included in earnings. Realized gains and losses for securities classified as either held-to-maturity also shall continue to be reported in earnings. The Company’s investment in the U.S. Treasury Bills (approximately $251,491,000 and $252,194,000 at December 31, 2009 and 2008, respectively) is recorded at cost and adjusted for income distributions which occur monthly.

The carrying amount, including accrued interest, gross unrealized holding gains, and fair value of held-to-maturity securities at December 31, 2009 were as follows:

		Gross
		Unrealized
	Carrying Amount	Holding Gains	Fair Value

Held-to-maturity:
U. S. Treasury securities	$251,493,565	$(2,651)	$251,490,914

The carrying amount, including accrued interest, gross unrealized holding gains, and fair value of held-to-maturity securities at December 31, 2008 were as follows:

		Gross
		Unrealized
	Carrying Amount	Holding Gains	Fair Value

Held-to-maturity:
U. S. Treasury securities	$251,964,599	$229,070	$252,193,669

At December 31, 2009 and 2008, investment in trust account, as presented in financial statements, includes also restricted cash amounting to $2,380 and $7,338, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)

Notes to Financial Statements — (Continued)

For the year ended December 31, 2009, for the period from March 14, 2008 (date of inception) to December 31, 2008 and for the period March 14,2008 to December 31, 2009 the amounts of $331,656, $1,426,829 and $1,767,206 respectively, are included in the statements of operations representing interest income from Trust Account. An amount up to $3,000,000 of interest earned in the Trust Account is available to the Company for working capital purposes. As of December 31, 2009 and 2008 the amount of interest earned in the Trust Account that was released to the Company for working capital purposes was $1,000,000 and $0, respectively.

NOTE 5 —	RELATED PARTY TRANSACTIONS

Navios Holdings had purchased an aggregate of 8,625,000 units for an aggregate purchase price of $25,000 (the “Sponsor Units”) of which an aggregate of 290,000 were transferred to the Company’s officers and directors. Subsequently, on June 16, 2008, Navios Holdings agreed to return to the Company an aggregate of 2,300,000 Sponsor Units, which, upon receipt, the Company cancelled. Accordingly, the Initial Stockholders own 6,325,000 Sponsor Units. Each Sponsor Unit consists of one share of common stock and one warrant.

The common stock and warrants comprising the Sponsor Units are identical to the common stock and warrants comprising the units sold in the Offering, except that (i) Initial Stockholders and their permitted transferees will not be able to exercise conversion rights, as described below, with respect to the common stock underlying the Sponsor Units; (ii) Initial Stockholders have agreed, and any permitted transferees will agree, to vote the shares of common stock in the same manner as a majority of the shares of common stock voted by the Public Stockholders at the special or annual stockholders meeting called for the purpose of approving (i) a business combination or (ii) the extended period; (iii) Initial Stockholders have waived, and their permitted transferees will waive, their right to participate in any liquidating distribution with respect to the common stock if the Company fails to consummate a business combination; (iv) the warrants may not be exercised unless and until the last sale price of the Company’s common stock equals or exceeds $13.75 for any 20 days within any 30-trading day period beginning 90 days after the business combination; (v) the warrants will not be redeemable by the Company as long as they are held by Initial Stockholders or their permitted transferees; (vi) the warrants may be exercised by the holders by paying cash or on a cashless basis; and (vii) the Sponsor Units, and the underlying common stock and the warrants (including the common stock issuable upon exercise of the warrants) will not be transferable or salable, except to another entity controlled by Navios Holdings or Angeliki Frangou, or, in the case of individuals, family members and trusts for estate planning purposes, until 180 days after the consummation of the Company’s business combination.

On July 1, 2008 Navios Holdings purchased 7,600,000 warrants from the Company at a price of $1.00 per warrant ($7,600,000 in the aggregate) in the Private Placement that occurred simultaneously with the completion of the Offering (the ’Sponsor Warrants”). The proceeds from the Private Placement were added to the proceeds of the Offering and placed in the Trust Account. If a business combination is not consummated within 24 months (or up to 36 months if the Company’s stockholders approve an extended period) after the closing of the Offering, the $7,600,000 proceeds from the sale of the Sponsor Warrants will be part of the liquidating distribution to the Public Stockholders and the Sponsor Warrants will expire worthless. The Sponsor Warrants are identical to the warrants included in the units sold in the offering except that: (i) the Sponsor Warrants will be subject to certain transfer restrictions until after the consummation of the Company’s initial business combination; (ii) the Sponsor Warrants may be exercised on a cashless basis, while the warrants included in the units sold in the Offering cannot be exercised on a cashless basis; (iii) the Sponsor Warrants will not be redeemable by the Company so long as they are held by Navios Holdings or its permitted transferees; and (iv) none of the Sponsor Warrants purchased by Navios Holdings will be transferable or salable, except to another entity controlled by Navios Holdings, which will be subject to the same transfer restrictions until after a business combination is consummated. The Company does not believe that the sale of

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)

Notes to Financial Statements — (Continued)

the Sponsor Warrants will result in the recognition of any stock-based compensation expense, as the Company believes that the Sponsor Warrants were being sold at or above fair value.

The Company received a $500,000 loan from Navios Holdings on March 31, 2008. The loan evidenced thereby is non-interest bearing, unsecured, and was due upon the earlier of March 31, 2009 or the completion of the Offering. On December 31, 2009, the balance of the loan was zero, as the Company fully repaid the loan in November 2008.

The Company presently occupies office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay Navios Holdings $10,000 per month for such services. As of December 31, 2009 and 2008, the Company accrued $30,000 and $60,000 for administrative services rendered by Navios Holdings. This amount is included under amounts due to related parties in the balance sheet together with offering costs amounting to $0 and $76,323 as of December 31, 2009 and 2008, respectively, paid by Navios Holdings and will be reimbursed to Navios Holdings.

The Company has also agreed to pay each of the independent directors $50,000 in cash per year for their board service, accruing pro rata from the respective start of their service on the Company’s board of directors and payable only upon the successful consummation of a business combination. As of December 31, 2009 and 2008, there were three independent directors appointed and the total amounts accrued were $150,000 and $85,890, respectively.

Pursuant to an agreement between the Company and Navios Holdings, the compensation of Leonidas Korres, the Company’s Chief Financial Officer, is to be paid by Navios Holdings up to the amount of EURO 65,000, provided that if the Company completes a business combination, the Company will reimburse such amounts to Navios Holdings immediately following the completion of the business combination. In the event that the Company is unable to complete a business combination, then the Company will not be obligated to make any payments to Navios Holdings or Mr. Korres with respect to his employment.

NOTE 6 —	PREFERRED STOCK

The Company is authorized to issue 1,000,000 shares of $.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. No shares of preferred stock were issued and outstanding as at December 31, 2009.

NOTE 7 —	COMMITMENTS

The Company paid an underwriting discount and commission of 3.5% of the public unit offering price to the underwriters at the completion of the Offering, with an additional 3.5% deferred underwriting discount and commission of the gross offering proceeds payable upon the Company’s consummation of a business combination. If an initial business combination is not consummated, the underwriters have agreed that (i) upon liquidation, they will forfeit any rights or claims to their deferred underwriting discounts and commissions, including any income earned thereon, then in the Trust Account, and (ii) the deferred underwriting discounts and commission will be distributed on a pro rata basis, together with any income earned thereon and net of taxes payable on such income, to the Public Stockholders.

NOTE 8 — GOING CONCERN

The consummation of the business combination is subject to, among other things, execution of a definitive agreement and required stockholder approval. There can be no assurance that a business combination will be consummated. However, if the Company anticipates that it will not be able to

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)

Notes to Financial Statements — (Continued)

consummate a business combination by July 1, 2010, it may seek stockholder approval to extend the period of time to consummate a business combination until July 10, 2011. If the Company is unable to complete the business combination by July 1, 2010, or July 1, 2011 if extension period approved, its purposes and powers will be limited to dissolving, liquidating and winding up. Also contained in the Company’s articles of association is the requirement that its board of directors, to the fullest extent permitted by law, consider a resolution to dissolve the Company at that time. Consistent with such obligations, the Company’s board of directors will seek stockholder approval for any such plan of distribution, and the Company’s pre-initial public offering stockholders and directors have agreed to vote in favor of such dissolution and liquidation. This provision will be amended only in connection with, and upon consummation of, the Company’s initial business combination by such date. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern and is required to liquidate.

ANNEX A

SHARE ACQUISITION AGREEMENT

SHARE ACQUISITION AGREEMENT (the “Agreement”), dated as of April 8, 2010, by and between NAVIOS MARITIME HOLDINGS INC. (“NMH”), a corporation organized under the laws of the Republic of the Marshall Islands and NAVIOS MARITIME ACQUISITION CORPORATION (“NMAC”), a corporation organized under the laws of the Republic of the Marshall Islands.

RECITAL

WHEREAS, NMH is a significant shareholder in NMAC;

WHEREAS, pursuant to that certain Right of First Refusal and Corporate Opportunities Agreement, dated as of June 25, 2008, by and among, NMH, NMAC and Navios Maritime Partners L.P. (the “ROFR Agreement”), NMAC has a right of first refusal with respect to certain corporate opportunities in the shipping industry;

WHEREAS, in accordance with the ROFR Agreement, NMAC wishes to acquire from NMH, and NMH wishes to assign, transfer and sell to NMAC, the shares of common stock as set forth on Schedule B to this Agreement (the “Shares”) representing all of the issued and outstanding shares of common stock of Aegean Sea Maritime Holdings Inc. (“Aegean Sea Holdings”), a wholly owned subsidiary of NMH and the owner of the entities listed on Schedule A (the “Vessel-Owning Subsidiaries”), which Vessel-Owning Subsidiaries will take delivery, or hold an option for the delivery, as the case may be, of the vessels (the “Vessels”). The name (or, in the case of newbuild vessels, the vessel type) and the delivery date of each Vessel is set forth opposite the Vessel-Owning Subsidiary’s name on Schedule A hereto; and

WHEREAS, the Vessel-Owning Subsidiaries are each a party to an agreement for the purchase and delivery, or with respect to an option for the delivery, of a Vessel (each, a “Vessel Agreement”).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

Interpretation

Section 1.01  Definitions.  In this Agreement, unless the context requires otherwise or unless otherwise specifically provided herein, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Agreement” means this Agreement, including its recitals and schedules, as amended and supplemented;

“Applicable Law” in respect of any Person, property, transaction or event, means all laws, statutes, ordinances, regulations, municipal by-laws, treaties, judgments and decrees applicable to that Person, property, transaction or event and, whether or not having the force of law, all applicable official directives, rules, consents, approvals, authorizations, guidelines, orders, codes of practice and policies of any Governmental Authority having or purporting to have authority over that Person, property, transaction or event and all general principles of common law and equity;

“Business Day” means any day other than a Saturday, Sunday or any statutory holiday on which banks in London, Greece and New York are required to close;

“Closing” has the meaning given to it in Section 2.02;

“Closing Date” means the day on which the Closing takes place;

“Contracts” has the meaning given to it in Section 5.08;

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“Credit Agreements” mean the agreements between the Vessel-Owning Subsidiaries and (a) Deutsche Schiffsbank Aktiengesellschaft, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank dated April 7, 2010 (b) DVB Bank SE and Fortis Bank dated April 8, 2010 and (c) a credit facility of up to $52 million to be used to partially finance the acquisition of two currently operating LR1 vessels, which is currently in advanced negotiations;

“Encumbrance” means any mortgage, lien, charge, assignment, adverse claim, hypothecation, restriction, option, covenant, condition or encumbrance, whether fixed or floating, on, or any security interest in, any property whether real, personal or mixed, tangible or intangible, any pledge or hypothecation of any property, any deposit arrangement, priority, conditional sale agreement, other title retention agreement or equipment trust, capital lease or other security arrangements of any kind;

“Governmental Authority” means any domestic or foreign government, including federal, provincial, state, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing and any multinational or supranational organization;

“Initial Public Offering” means the initial public offering of NMAC pursuant to the Registration Statement;

“Losses” means, with respect to any matter, all losses, claims, damages, liabilities, deficiencies, costs, expenses (including all costs of investigation, legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) or diminution of value, whether or not involving a claim from a third party, however specifically excluding consequential, special and indirect losses, loss of profit and loss of opportunity;

“NMAC Indemnitees” has the meaning given to it in Section 9.01;

“NMH Indemnities” has the meaning given to it in Section 9.02;

“Notice” means any notice, citation, directive, order, claim, litigation, investigation, proceeding, judgment, letter or other communication, written or oral, actual or threatened, from any Person;

“Parties” means all parties to this Agreement and “Party” means any one of them;

“Person” means an individual, legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority;

“Registration Statement” means the registration statement on Form F-1 filed by NMAC in connection with the Initial Public Offering, as it may be amended.

“Shares” has the meaning given to it in the recitals;

“Taxes” means all income, franchise, business, property, sales, use, goods and services or value added, withholding, excise, alternate minimum capital, transfer, excise, customs, anti-dumping, stumpage, countervail, net worth, stamp, registration, franchise, payroll, employment, health, education, business, school, property, local improvement, development, education development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, dues and charges and other taxes required to be reported upon or paid to any domestic or foreign jurisdiction and all interest and penalties thereon;

“Time of Closing” has the meaning given to it in Section 2.02;

“Vessel Agreement” has the meaning given to it in the recitals;

“Vessel-Owning Subsidiary” has the meaning given to it in the recitals; and

“Vessel” has the meaning given to it in the recitals.

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ARTICLE II

Transfer of Shares; Closing

Section 2.01  Transfer of Shares.  NMH agrees to assign, sell and transfer to NMAC, and NMAC agrees to accept from NMH and in accordance with and subject to the terms and conditions set forth in this Agreement, the Shares.

Section 2.02  Closing.  On the terms and subject to the conditions of this Agreement, the transfer of the Shares of Aegean Sea Holdings shall take place within five Business Days after the date on which the stockholders of NMAC approve the transactions contemplated by this Agreement or on such other date as may be agreed upon in writing by NMH and NMAC (the “Time of Closing”). The assignment and transfer of Shares of Aegean Sea Holdings is hereinafter referred to as the “Closing.”

Section 2.03  Place of Closing.  The Closing shall occur at a place agreed upon in writing by NMH and NMAC.

ARTICLE III

Representations and Warranties of NMAC

NMAC represents and warrants to the NMH that as of the date hereof and on the Closing Date:

Section 3.01  Organization and Limited Partnership Authority.  NMAC is duly formed, validly existing and in good standing under the laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority to enter into this Agreement and to consummate the transaction contemplated hereby. This Agreement has been duly executed and delivered by NMAC, has been effectively authorized by all necessary action, corporate or otherwise, and constitutes legal, valid and binding obligations of NMAC. No meeting has been convened or resolution proposed or petition presented and no order has been made to wind up NMAC.

Section 3.02  Agreement Not in Breach of Other Instruments.  The execution and delivery of this Agreement, the consummation of the transaction contemplated hereby and the fulfillment of the terms hereof will not result in a breach of any of the terms or provisions of, or constitute a default under, or conflict with, any agreement or other instrument to which NMAC is a party or by which it is bound, its articles of incorporation and by-laws, any judgment, decree, order or award of any court, governmental body or arbitrator by which NMAC is bound, or any law, rule or regulation applicable to NMAC which would have a material effect on the transaction contemplated hereby.

Section 3.03  No Legal Bar.  NMAC is not prohibited by any order, writ, injunction or decree of any body of competent jurisdiction from consummating the transaction contemplated by this Agreement and no such action or proceeding is pending or, to the best of its knowledge and belief, threatened against NMAC that questions the validity of this Agreement, the transaction contemplated hereby or any action that has been taken by any of the parties in connection herewith or in connection with the transaction contemplated hereby.

ARTICLE IV

Representations and Warranties of NMH

NMH represents and warrants to NMAC that as of the date hereof and on the Closing Date:

Section 4.01  Organization and Corporate Authority.  NMH is duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority to enter into this Agreement and to consummate the transaction contemplated hereby. This Agreement has been duly executed and delivered by NMH, has been effectively authorized by all necessary action, corporate or otherwise, and constitutes legal, valid and binding obligations of NMH. No meeting has been convened or resolution proposed or petition presented and no order has been made to wind up NMH.

Annex A-3

Section 4.02  Agreement Not in Breach of Other Instruments.  The execution and delivery of this Agreement, the consummation of the transaction contemplated hereby and the fulfillment of the terms hereof will not result in a breach of any of the terms or provisions of, or constitute a default under, or conflict with, any agreement or other instrument to which NMH is a party or by which it is bound, the Articles of Incorporation and Bylaws of NMH, any judgment, decree, order or award of any court, governmental body or arbitrator by which NMH is bound, or any law, rule or regulation applicable to NMH.

Section 4.03  No Legal Bar.  NMH is not prohibited by any order, writ, injunction or decree of any body of competent jurisdiction from consummating the transaction contemplated by this Agreement and no such action or proceeding is pending or, to the best of its knowledge and belief, threatened against NMH that questions the validity of this Agreement, the transaction contemplated hereby or any action that has been taken by any of the parties in connection herewith or in connection with the transaction contemplated hereby.

Section 4.04  Good and Marketable Title to Shares.  NMH is the registered owner of all of the Shares and now has, and at the Closing will have and convey to NMAC, good and marketable title to the Shares, free and clear of any and all Encumbrances.

Section 4.05  Right to Enter Agreement.  NMH has the full right, power and authority to enter into this Agreement and to transfer, convey and sell to NMAC at the Time of Closing the Shares and upon consummation of the purchase contemplated hereby, NMAC will acquire from NMH good and marketable title to the Shares, free and clear of all covenants, conditions, restrictions, voting trust arrangements, liens, charges, encumbrances, options and adverse claims or rights whatsoever.

ARTICLE V

Representations and Warranties of
NMH Regarding Aegean Sea Holdings and the Vessel-Owning Subsidiaries

NMH represents and warrants to NMAC that as of the date hereof and on the Closing Date:

Section 5.01  Organization Good Standing and Authority.  Each of Aegean Sea Holdings and each Vessel-Owning Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands and the Cayman Islands. Each of Aegean Sea Holdings and each Vessel-Owning Subsidiary has full corporate power and authority to carry on its business as it is now, and has since its incorporation been, conducted, and is entitled to own, lease or operate the properties and assets it now owns, leases or operates and to enter into legal and binding contracts. Each of Aegean Sea Holdings and each Vessel-Owning Subsidiary is qualified to do business, is in good standing and has all required and appropriate licenses and authorizations in each jurisdiction in which its failure to obtain or maintain such qualification, good standing, licensing or authorization would have a material adverse effect on the condition (financial or otherwise), assets, properties, business or prospects of such entity taken as a whole. No meeting has been convened or resolution proposed or petition presented and no order has been made to wind up Aegean Sea Holdings or any Vessel-Owning Subsidiary.

Section 5.02  Capitalization.  (a) The Shares consist of the shares listed next to Aegean Sea Holdings in Schedule B.  The Shares have been duly authorized and validly issued and are fully paid and non-assessable, and constitute the total authorized, issued and outstanding capital stock of Aegean Sea Holdings. There are not, and on the Closing Date there will not be, outstanding (i) any options, warrants or other rights to purchase from Aegean Sea Holdings any capital stock of Aegean Sea Holdings, (ii) any securities convertible into or exchangeable for shares of such capital stock or (iii) any other commitments of any kind for the issuance of additional shares of capital stock or options, warrants or other securities of Aegean Sea Holdings.

(b) All of the issued and outstanding shares of capital stock of, or other equity interests in, each Vessel-Owning Subsidiary are: (i) duly authorized, validly issued, fully paid, non-assessable; (ii) owned by Aegean Sea Holdings free and clear of all liens and encumbrances except for those liens and encumbrances under the Credit Agreements; and (iii) free of any restriction, including, without limitation, any restriction which

Annex A-4

restricts the right to vote, sell or otherwise dispose of such capital stock or other ownership interest except for restrictions under the Credit Agreements. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which any Vessel-Owning Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Vessel-Owning Subsidiary. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Vessel-Owning Subsidiary.

Section 5.03  Organizational Documents.  NMH has supplied to NMAC true and correct copies of the organizational documents of Aegean Sea Holdings and each Vessel-Owning Subsidiary, as in effect on the Closing Date (the “Organizational Documents”) and no amendments will be made to the Organizational Documents prior to the Closing Date without the prior written consent of NMAC (such consent not to be unreasonably withheld).

Section 5.04  Agreement Not in Breach of Other Instruments.  Neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will violate, or result in a breach of, any of the terms and provisions of, or constitute a default under, or conflict with, or give any other party thereto a right to terminate any agreement or other instrument to which Aegean Sea Holdings or any Vessel-Owning Subsidiary is a party or by which it is bound including, without limitation, its articles of incorporation and bylaws or any judgment, decree, order or award of any court, governmental body or arbitrator applicable to Aegean Sea Holdings or any Vessel-Owning Subsidiary.

Section 5.05  Litigation.

(a) There is no action, suit or proceeding to which Aegean Sea Holdings or any Vessel-Owning Subsidiary is a party (either as a plaintiff or defendant) pending before any court or governmental agency, authority or body or arbitrator; there is no action, suit or proceeding threatened against Aegean Sea Holdings or any Vessel-Owning Subsidiary; and, to the best knowledge of NMH, there is no basis for any such action, suit or proceeding;

(b) Neither Aegean Sea Holdings nor any Vessel-Owning Subsidiary has been permanently or temporarily enjoined by any order, judgment or decree of any court or any governmental agency, authority or body from engaging in or continuing any conduct or practice in connection with the business, assets, or properties of Aegean Sea Holdings or any Vessel-Owning Subsidiary; and

(c) There is not in existence any order, judgment or decree of any court or other tribunal or other agency enjoining or requiring Aegean Sea Holdings or any Vessel-Owning Subsidiary to take any action of any kind with respect to its business, assets or properties.

Section 5.06  Indebtedness to and from Officers, etc.  Neither Aegean Sea Holdings nor any Vessel-Owning Subsidiary will be indebted, directly or indirectly, to any person who is an officer, director, stockholder or employee of any of NMH or any spouse, child, or other relative or any affiliate of any such person, nor shall any such officer, director, stockholder, employee, relative or affiliate be indebted to Aegean Sea Holdings or any Vessel-Owning Subsidiary.

Section 5.07  Contracts and Agreements.  All contracts and agreements, written or oral, to which Aegean Sea Holdings or any Vessel-Owning Subsidiary is a party or by which any of its assets are bound, including each Vessel Agreement (the “Contracts”), have been disclosed to NMAC. No other contracts or agreements, written or oral, will be entered into by Aegean Sea Holdings or any Vessel-Owning Subsidiary prior to the Closing Date without the prior consent of NMAC (such consent not to be unreasonably withheld).

(a) Each of the Contracts is a valid and binding agreement of Aegean Sea Holdings and of each Vessel-Owning Subsidiary, as applicable, and to the best knowledge of NMH, of all other parties thereto;

(b) Aegean Sea Holdings and each Vessel-Owning Subsidiary has fulfilled all material obligations required pursuant to its Contracts to have been performed by it prior to the date hereof and has not waived any material rights thereunder; and

Annex A-5

(c) There has not occurred any material default under any of the Contracts, or to the best knowledge of NMH, on the part of any other party thereto nor has any event occurred that with the giving of notice or the lapse of time, or both, would constitute any material default on the part of Aegean Sea Holdings or any Vessel-Owning Subsidiary, as applicable, under any of the Contracts nor, to the best knowledge of NMH, has any event occurred that with the giving of notice or the lapse of time, or both, would constitute any material default on the part of any other party to any of the Contracts.

Section 5.08  Compliance with Law.  The conduct of business by each of Aegean Sea Holdings and each Vessel-Owning Subsidiary on the date hereof does not violate any laws, statutes, ordinances, rules, regulations, decrees, orders, permits or other similar items in force on the date hereof (including, but not limited to, any of the foregoing relating to employment discrimination, environmental protection or conservation) of any country, province, state or other governing body, the enforcement of which would materially and adversely affect the business, assets, condition (financial or otherwise) or prospects of Aegean Sea Holdings or any Vessel-Owning Subsidiary, nor has Aegean Sea Holdings or any Vessel-Owning Subsidiary received any notice of any such violation.

Section 5.09  No Undisclosed Liabilities.  Other than obligations under the Credit Agreements and the legal fees and other expenses relating to the negotiation and execution of the Contracts and the Credit Agreements , neither Aegean Sea Holdings nor any Vessel-Owning Subsidiary (or the Vessel owned by it) has any other liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due (including, without limitation, any liability for taxes and interest, penalties and other charges payable with respect to any such liability or obligation).

Section 5.10  Title to Vessels.  Upon delivery, each Vessel-Owning Subsidiary will be the registered owner of the applicable Vessel.

Section 5.11  No Encumbrances.  Each Vessel-Owning Subsidiary and its applicable Vessel will be free of all Encumbrances other than the Encumbrances appearing in the ship registry of the Vessel and those arising under the applicable Credit Agreements and the Contracts.

Section 5.12  Condition.  Each Vessel will be (i) adequate and suitable for use by the applicable Vessel-Owning Subsidiary in its business, ordinary wear and tear excepted; (ii) seaworthy in all material respects for hull and machinery insurance warranty purposes and in good running order and repair; (iii) insured against all risks, and in amounts, consistent with common industry practices; (iv) in compliance with maritime laws and regulations; (v) in compliance in all material respects with the requirements of its class and classification society; and (vi) all class certificates of the Vessel will be clean and valid and free of recommendations affecting class.

Section 5.13  Disclosure of Information.  NMH has disclosed to NMAC all material information on, and about, Aegean Sea Holdings and each Vessel-Owning Subsidiary and the Vessels and all such information is true, accurate and not misleading in any material respect. Nothing has been withheld from the material provided to NMAC that would render such information untrue or misleading.

ARTICLE VI

Pre-Closing Matters

Section 6.01  Covenants of NMH Prior to the Closing.  From the date of this Agreement to the Closing Date, NMH shall cause Aegean Sea Holdings and each Vessel-Owning Subsidiary to conduct its businesses in the usual, regular and ordinary course in substantially the same manner as previously conducted. NMH shall not, and shall not permit Aegean Sea Holdings or any Vessel-Owning Subsidiary to, take any action that would result in any of the conditions to the assignment and transfer of Shares set forth in Article VII not being satisfied. In addition, NMH hereby agrees and covenants that it:

(a) shall cooperate with NMAC and use its reasonable best efforts to obtain, at or prior to the Closing Date, any consents required in respect of the transfer of the rights and benefits under the Contracts;

Annex A-6

(b) shall use its reasonable best efforts to take or cause to be taken promptly all actions and to do or cause to be done all things necessary, proper and advisable to consummate and make effective as promptly as practicable the transaction contemplated by this Agreement and to cooperate with NMAC in connection with the foregoing, including using all reasonable best efforts to obtain all necessary consents, approvals and authorizations from each Governmental Authority and each other Person that are required to consummate the transaction contemplated under this Agreement;

(c) shall take or cause to be taken all necessary corporate action, steps and proceedings to approve or authorize validly and effectively the assignment and transfer of the Shares and the execution and delivery of this Agreement and the other agreements and documents contemplated hereby;

(d) shall not amend, alter or otherwise modify or permit any amendment, alteration or modification of any material provision of or terminate the Vessel Agreements without the prior written consent of NMAC, not to be unreasonably withheld or delayed;

(e) shall not exercise or permit any exercise of any rights or options contained in the Vessel Agreements, without the prior written consent of NMAC, not to be unreasonably withheld or delayed;

(f) shall consult with NMAC regarding all material decisions to be made pursuant to each Vessel Agreement, and shall make such decisions only with the prior approval of NMAC, not to be unreasonably withheld or delayed;

(g) shall cause Aegean Sea Holdings and each Vessel-Owning Subsidiary to observe and perform in a timely manner, all of its covenants and obligations under its Vessel Agreement, if any, and (i) in the case of a default by another party thereto, it shall forthwith advise NMAC of such default and shall, if requested by NMAC, enforce all of Aegean Sea Holdings and any Vessel-Owning Subsidiary’s rights under such Vessel Agreement in respect of such default; and (ii) in the case of a breach or anticipated breach of any Vessel Agreement by any Vessel-Owning Subsidiary, it shall permit NMAC to cure on its behalf such breach or anticipated breach and shall promptly reimburse NMAC for any and all costs that NMAC may expend in order to effect such cure; and

(h) shall not cause or, to the extent reasonably within its control, permit any Encumbrances to attach to any Vessel except for Encumbrances under the Credit Agreements.

Section 6.02  Covenant of NMAC Prior to the Closing.  NMAC hereby agrees and covenants that during the period of time after the date of the Agreement and prior to the Closing Date, NMAC shall, in respect of the Shares to be transferred on the Closing Date, take, or cause to be taken, all necessary corporate action, steps and proceedings to approve or authorize validly and effectively the acceptance of the Shares and the execution and delivery of this Agreement and the other agreements and documents contemplated hereby.

ARTICLE VII

Conditions Of Closing

Section 7.01  Conditions of NMH.  The obligation of NMH to assign and transfer the Shares is subject to the satisfaction (or waiver by NMH) on or prior to the Closing Date of the following conditions:

(a) the representations and warranties of NMAC made in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects, on and as of such earlier date);

(b) NMAC shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by NMAC by the Closing Date;

(c) no legal or regulatory action or proceeding shall be pending or threatened by any Governmental Authority to enjoin, restrict or prohibit the purchase and sale of the Shares;

Annex A-7

(e) NMAC shall have replaced NMH as a guarantor of (i) the Credit Agreements relating to financing for the purchase of the Vessels and (ii) any performance or similar guaranties to any shipbuilder or seller relating to the Vessels, each in form and substance reasonably satisfactory to each of NMH and NMAC;

(f) NMAC shall have reimbursed NMH for all out of pocket costs and expenses incurred in connection with the transactions contemplated hereby, including, but not limited to, all costs and expenses incurred in forming and maintaining Aegean Sea Holdings and the Vessel-Owning Subsidiaries, costs and expenses incurred in connection with the negotiation, execution and delivery of the Credit Agreements and the Vessel Agreements and any payments made by NMH, Aegean Sea Holdings or the Vessel-Owning Subsidiaries under the Vessel Agreements, except to the extent such payments were funded by funds drawn from the Credit Agreements; and

(g) all proceedings to be taken in connection with the transaction contemplated by this Agreement and all documents incidental thereto shall be reasonably satisfactory in form and substance to NMH, and NMH shall have received copies of all such documents and other evidence as it may reasonably request in order to establish the consummation of such transaction and the taking of all proceedings in connection therewith.

Section 7.02  Conditions of NMAC.  The obligation of NMAC to accept delivery of the Shares is subject to the satisfaction (or waiver by NMAC) on or prior to the Closing Date of the following conditions:

(a) the representations and warranties of NMH in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects, on and as of such earlier date);

(b) NMH shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by NMH by the Closing Date;

(c) no legal or regulatory action or proceeding shall be pending or threatened by any Governmental Authority to enjoin, restrict or prohibit the assignment and transfer of the Shares;

(d) the stockholders of NMAC shall have approved of the transactions contemplated hereby and less than 40% of the shares of common stock sold in the Initial Public Offering both vote against the vessel acquisition proposal and properly exercise their conversion rights;

(e) NMAC shall have received written consents from all third parties necessary or appropriate to effect the purchase and sale of the Shares, if any; and

(f) all proceedings to be taken in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be reasonably satisfactory in form and substance to NMAC and its counsel, and NMAC shall have received copies of all such documents and other evidence as it or its counsel may reasonably request in order to establish the consummation of such transaction and the taking of all proceedings in connection therewith.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01  Termination of Agreement.  Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the assignment and transfer of the Shares contemplated by this Agreement abandoned at any time prior to the Closing:

(a) by mutual written consent of NMH and NMAC; or

(b) by NMH if any of the conditions set forth in Section 7.01 shall have become incapable of fulfillment, and shall not have been waived by NMH; or

Annex A-8

(c) by NMAC if any of the conditions set forth in Section 7.02 shall have become incapable of fulfillment, and shall not have been waived by NMAC; or

(d) by written notice by either NMAC or NMH, if, at the meeting of NMAC’s stockholders to vote upon the approval of this Agreement and the transactions contemplated hereby (including any adjournment or postponement thereof at which this Agreement is voted upon), the approval by the stockholders of NMAC shall not have been obtained.

provided, however, that the party seeking termination pursuant to clause (b), (c) or (d) is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

Section 8.02  Amendments and Waivers.  This Agreement may not be amended except by an instrument in writing signed on behalf of each Party hereto. By an instrument in writing NMAC, on the one hand, or NMH, on the other hand, may waive compliance by the other with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

ARTICLE IX

Indemnification; Trust Fund Waiver

Section 9.01  Indemnity by NMH.  NMH shall be liable for, and shall indemnify NMAC and each of its directors, employees, agents and representatives (the “NMAC Indemnitees”) against and hold them harmless from, any Losses, suffered or incurred by such NMAC Indemnitee by reason of, arising out of or otherwise in respect of any inaccuracy in, breach of any representation or warranty, or a failure to perform or observe fully any covenant, agreement or obligation of, NMH in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement by NMH.

Section 9.02  Indemnity by NMAC.  NMAC shall indemnify NMH and its affiliates and each of their respective officers, directors, employees, agents and representatives (the “NMH Indemnitees”) against and hold them harmless from, any Losses, suffered or incurred by such NMH Indemnitee by reason of, arising out of or otherwise in respect of any inaccuracy in, breach of any representation or warranty, or a failure to perform or observe fully any covenant, agreement or obligation of, NMAC in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement by NMAC.

Section 9.03  Trust Fund Waiver.  NMH acknowledges that NMAC is a blank check company formed for the purpose of acquiring one or more businesses or assets (an “Initial Business Combination”). NMH further acknowledges that NMAC’s sole assets consist of the cash proceeds of the IPO and private placements of its securities, in each case, consummated on July 1, 2008, and that substantially all of those proceeds have been deposited in a trust account with a third party (the “Trust Fund”) for the benefit of NMAC, certain of its public stockholders and the underwriters of the IPO. The monies in the Trust Fund may be disbursed only (1) to NMAC in limited amounts from time to time (and in no event more than $3,600,000 in total) in order to fund NMAC’s working capital requirements; (2) if NMAC completes an Initial Business Combination, to certain dissenting public shareholders, to the underwriters in the amount of underwriting discounts and commissions they earned in the IPO but whose payment they have deferred, and then to NMAC; and (3) if NMAC fails to complete an Initial Business Combination within the allotted time period, or within an extended period such extended period is approved, and liquidates, subject to the terms of the agreement governing the Trust Account, to NMAC in limited amounts to permit NMAC to pay the costs and expenses of its liquidation and dissolution, and then to NMAC’s public shareholders (as such term is defined in the agreement governing the Trust Account). For and in consideration of NMAC’s entering into this Agreement, the receipt and sufficiency of which is hereby acknowledged, NMH hereby irrevocably waives any right, title, interest or claim of any kind (any “Claim”) they have or may have in the future in or to any monies in the Trust Fund and agree not to seek recourse against NMAC’s directors or officers, the Trust Fund or any funds distributed therefrom (except amounts released to NMAC as described in clause (1) of the preceding sentence), as a result of, or arising out of, any Claims against NMAC arising under this Agreement and the other transactions and transaction documents contemplated thereunder.

Annex A-9

ARTICLE X

Miscellaneous

Section 10.01  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the Republic of the Marshall Islands applicable to contracts made and to be performed wholly within such jurisdiction without giving effect to conflict of law principles thereof.

Section 10.02  Counterparts.  This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute but one and the same instrument.

Section 10.03  Complete Agreement.  This Agreement and Schedules hereto contain the entire agreement between the parties hereto with respect to the transaction contemplated herein and, except as provided herein, supersede all previous oral and written and all contemporaneous oral negotiations, commitments, writings and understandings.

Section 10.04  Interpretation.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.05  Severability.  If any of the provisions of this Agreement are held by any court of competent jurisdiction to contravene, or to be invalid under, the laws of any governmental body having jurisdiction over the subject matter hereof, such contravention or invalidity shall not invalidate the entire Agreement. Instead, this Agreement shall be construed as if it did not contain the particular provision or provisions held to be invalid, and an equitable adjustment shall be made and necessary provision added so as to give effect, as nearly as possible, to the intention of the Parties as expressed in this Agreement at the time of execution of this Agreement.

Section 10.06  Third Party Rights.  A person who is not a party to this Agreement has no right to enforce or to enjoy the benefit of any term of this Agreement.

Section 10.07  Notices.  Any notice, claim or demand in connection with this Agreement shall be delivered to the parties at the following addresses (or at such other address or facsimile number for a party as may be designated by notice by such party to the other party):

(a) if to Navios Maritime Holdings Inc., as follows:

85 Akti Miaouli Street, Piraeus, Greece 185 38

(b) if to Navios Maritime Acquisition Corporation, as follows:

85 Akti Miaouli Street, Piraeus, Greece 185 38

Attention: Vasiliki Papaefthymiou

and any such notice shall be deemed to have been received (i) on the next working day in the place to which it is sent, if sent by facsimile or (ii) forty eight (48) hours from the time of dispatch, if sent by courier.

[Remainder of page intentionally left blank; signature page to follow.]

Annex A-10

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the date first above written.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Vasiliki Papaefthymiou
Name:     Vasiliki Papaefthymiou
Title:     Director

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Name:     Angeliki Frangou
Title:     Director

Annex A-11

SCHEDULE A

VESSEL-OWNING SUBSIDIARY AND VESSEL

Vessel-Owning Subsidiary	Jurisdiction	Vessel Name or Type	Delivery Date(1)
Amorgos Shipping Corporation	Marshall Islands	Chemical Tanker	9/30/2010
Andros Shipping Corporation	Marshall Islands	Chemical Tanker	11/30/2010
Antiparos Shipping Corporation	Marshall Islands	MR2 Product Tanker	Q1 2012
Ikaria Shipping Corporation	Marshall Islands	MR2 Product Tanker	Q2 2012
Kos Shipping Corporation	Marshall Islands	MR2 Product Tanker	Q3 2012
Mytilene Shipping Corporation	Marshall Islands	MR2 Product Tanker	Q3 2012
Sifnos Shipping Corporation	Marshall Islands	MR2 Product Tanker	Q4 2012
Skiathos Shipping Corporation	Marshall Islands	MR2 Product Tanker	Q4 2012
Syros Shipping Corporation	Marshall Islands	MR2 Product Tanker	Q4 2012
Ios Shipping Corporation	Cayman Islands	LR1 Product Tanker	May 2010
Skopelos Shipping Corporation	Cayman Islands	LR1 Product Tanker	May 2010
Rhodes Shipping Corporation	Marshall Islands	LR1 Product Tanker	Q4 2011
Crete Shipping Corporation	Marshall Islands	LR1 Product Tanker	Q4 2011
Tinos Shipping Corporation	Marshall Islands	LR1 Product Tanker	Q4 2012(2)
Thera Shipping Corporation	Marshall Islands	LR1 Product Tanker	Q4 2012(2)

(1)	Estimated.

(2)	Subject to the exercise by NMAC of an option to acquire the Vessel, which expires in November 2010.

Annex A–A-1

SCHEDULE B

CAPITALIZATION

Number of Shares

Aegean Sea Maritime Holdings Inc.	500

Annex A–B-1

ANNEX B

Private and Confidential

DATED 7 April 2010

AMORGOS SHIPPING CORPORATION
ANDROS SHIPPING CORPORATION
ANTIPAROS SHIPPING CORPORATION
IKARIA SHIPPING CORPORATION
KOS SHIPPING CORPORATION
and
MYTILENE SHIPPING CORPORATION
as Borrowers

DEUTSCHE SCHIFFSBANK AG
ALPHA BANK AE
CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK
as Lenders

DEUTSCHE SCHIFFSBANK AG
as Arranger, Swap Bank, Agent, Account Bank
and Security Trustee

and
ALPHA BANK AE
as Account Bank

FACILITY AGREEMENT FOR A USD 150,000,000

TERM LOAN FACILITY

IN SIX TRANCHES

PIRAEUS

THIS AGREEMENT dated 7 April 2010 is made BY and BETWEEN:

(1) AMORGOS SHIPPING CORPORATION, ANDROS SHIPPING CORPORATION, ANTIPAROS SHIPPING CORPORATION, IKARIA SHIPPING CORPORATION, KOS SHIPPING CORPORATION and MYTILENE SHIPPING CORPORATION as Borrowers;

(2) DEUTSCHE SCHIFFSBANK AG, ALPHA BANK AE and CREDIT AGRIDOLE CORPORATE AND INVESTMENT BANK as Lenders; and

(3) DEUTSCHE SCHIFFSBANK AG as Arranger, Account Bank, Agent and Security Trustee;

(4) DEUTSCHE SCHIFFSBANK AG as Swap Bank; and

(5) ALPHA BANK AE as Account Bank.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1  PURPOSE, DEFINITIONS, CONSTRUCTION & MAJORITY LENDERS

1.1  Purpose

This Agreement sets out the terms and conditions on which Deutsche Schiffsbank AG, Alpha Bank AE and Credit Agricole Corporate and Investment Bank agree to make available to the Borrowers a loan of up to one hundred and fifty million Dollars (USD 150,000,000) in 6 equal Tranches, for the purpose of part-financing the purchase price of two IMO II/III Chemical Carriers and 4 MR Product Tankers which are to be constructed by the Builder.

1.2  Definitions

In this Agreement, unless the context otherwise requires:

“Account Bank” means, (i) in relation to the DSB Equity Deposit Account, Deutsche Schiffsbank AG acting through its office at Domshof 17 D-28195 Bremen, Germany and (ii) in relation to the Alpha Equity Deposit Account, the Earnings Accounts and the Retention Account, Alpha Bank AE acting through its office at 81 Akti Miaouli, Piraeus, Greece, or, in each case, such other Lender as may be designated by the Agent as an Account Bank for the purposes of this Agreement;

“Advance” means the principal amount of each drawing in respect of the Loan to be made pursuant to Clause 2.5;

“Agent” means Deutsche Schiffsbank AG acting through its office at Domshof 17 D-28195 Bremen, Germany (or of such other address as may last have been notified to the other parties to this Agreement pursuant to clause 17.2.3) or such other person as may be appointed as agent by the Lenders pursuant to clause 16.13;

“Alpha Equity Deposit Account” means an interest bearing USD Account required to be opened hereunder with the relevant Account Bank in the joint names of the Borrowers designated “Navios — Equity Deposit Account” and includes any other account designated in writing by the Agent to be an Equity Deposit Account for the purposes of this Agreement;

“Alpha Equity Deposit Account Pledge” means a first priority charge required to be executed hereunder between the Borrowers and the Security Trustee in respect of the Alpha Equity Deposit Account in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Approved Broker” means each of Fearnleys A.S., Oslo Shipbrokers A.S., Clarkson Valuations Limited, Simpson Spence & Young Shipbrokers Ltd., E.A. Gibson Shipbrokers Ltd., Allied Shipbroking, Greece, RS Platou ASA, ICAP Shipping Limited, ACM Ltd., London, or such other reputable, independent and first class firm of shipbrokers specialising in the valuation of vessels of the relevant type appointed by the Lenders and agreed with the Borrowers;

Annex B-3

“Arranger” means Deutsche Schiffsbank AG acting through its office at Domshof 17, D-28195, Bremen, Germany;

“Banking Day” means a day on which dealings in deposits in USD are carried on in the London Interbank Eurocurrency Market and (other than Saturday or Sunday) on which banks are open for business in Athens, London, Bremen, Piraeus, Paris and New York City (or any other relevant place of payment under clause 6);

“Banks” means, together, the Arranger, the Agent, the Security Trustee, the Account Banks, the Lenders, the Swap Bank and any Transferee Lenders;

“Borrowed Money” means Indebtedness in respect of (i) money borrowed or raised and debit balances at banks, (ii) any bond, note, loan stock, debenture or similar debt instrument, (iii) acceptance or documentary credit facilities, (iv) receivables sold or discounted (otherwise than on a non-recourse basis), (v) deferred payments for assets or services acquired, (vi) finance leases and hire purchase contracts, (vii) swaps, forward exchange contracts, futures and other derivatives, (viii) any other transaction (including without limitation forward sale or purchase agreements) having the commercial effect of a borrowing or raising of money or of any of (ii) to (vii) above and (ix) guarantees in respect of Indebtedness of any person falling within any of (i) to (viii) above;

“Borrower” means each of AMORGOS SHIPPING CORPORATION (“Amorgos”), ANDROS SHIPPING CORPORATION (“Andros”), ANTIPAROS SHIPPING CORPORATION (“Antiparos”), IKARIA SHIPPING CORPORATION (“Ikaria”), KOS SHIPPING CORPORATION (“Kos”) and MYTILENE SHIPPING CORPORATION (“Mytilene”) each having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 and in the plural means all of them;

“Break Costs” means the aggregate amount of all losses, premiums, penalties, costs and expenses whatsoever certified by the Agent at any time and from time to time as having been incurred by the Lenders or any of them in maintaining or funding their Contributions or in liquidating or re-employing fixed deposits acquired to maintain the same as a result of either:

(a) any repayment or prepayment of the Loan or any part thereof otherwise than (i) in accordance with clause 4.1 or (ii) on an Interest Payment Date whether on a voluntary or involuntary basis or otherwise howsoever; or

(b) as a result of the Borrowers failing or being incapable of drawing an Advance after a relevant Drawdown Notice has been given;

“Certified Copy” means in relation to any document delivered or issued by or on behalf of any company, a copy of such document certified as a true, complete and up to date copy of the original by any of the directors or officers for the time being of such company or by such company’s attorneys or solicitors;

“Charter Assignment” means a specific assignment of each Extended Employment Contract required to be executed hereunder by any Borrower in favour of the Security Trustee (including any notices and/or acknowledgements and/or undertakings associated therewith) in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Charter Insurances” means all policies and contracts of insurance which are from time to time during the Facility Period in place or taken out or entered into by or for the benefit of the Owners in respect of loss of earnings and all benefits thereof (including claims of whatsoever nature and return of premiums);

“Charter Insurance Assignment” means a first priority assignment of the Charter Insurances executed or to be executed by such named insured as the Agent may require in favour of the Security Trustee, in such form as the Agent and the Majority Lenders may in their sole discretion require;

Annex B-4

“Classification” means, in relation to each Vessel, the highest class available for a vessel of her type with the relevant Classification Society;

“Classification Society” means, in relation to each Vessel, any IACS classification society which the Lenders shall, at the request of the Borrowers, have agreed in writing shall be treated as the classification society in relation to such Vessel for the purposes of the relevant Ship Security Documents;

“Commitment” means, in relation to the Loan in relation to each Lender, the sum set out opposite its name in schedule 1 or any replacement thereof and in relation to each Tranche in relation to each Lender one sixth of the sum set out opposite its name in schedule 1 or any replacement thereof, or otherwise pursuant to the terms of any relevant Transfer Certificate as the amount which, subject to the terms of this Agreement, it is obliged to advance to the Borrowers hereunder in respect of the Loan Facility, in each case as such amount may have been reduced and/or cancelled under this Agreement;

“Compliance Certificate” means a certificate substantially in the form set out in schedule 6 signed by the chief financial officer of the Corporate Guarantor;

“Compulsory Acquisition” means, in respect of a Vessel, requisition for title or other compulsory acquisition including, if that ship is not released therefrom within the Relevant Period, capture, appropriation, forfeiture, seizure, detention, deprivation or confiscation howsoever for any reason (but excluding requisition for use or hire) by or on behalf of any Government Entity or other competent authority or by pirates, hijackers, terrorists or similar persons; “Relevant Period” means for the purposes of this definition of Compulsory Acquisition either (i) thirty (30) (or in the respect of pirates, hijackers, terrorists or similar persons, ninety (90)) days or, (ii) in the respect of pirates, hijackers, terrorists or similar persons, if relevant underwriters confirm in writing (in customary terms) prior to the end of such ninety (90) day period that such capture will be covered by the relevant Owner’s war risks insurance if continuing for a further period exceeding six (6) calendar months, the shorter of eight (8) months and such period at the end of which cover is confirmed to attach;

“Contribution” means, at any relevant time, in relation to each Lender, the principal amount of the Loan owing to such Lender at such time;

“Corporate Guarantee” means the guarantee required to be executed hereunder by the relevant Corporate Guarantor in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Corporate Guarantor” means (a) prior to the Share Acquisition Date, Navios Maritime Holdings Inc., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 and (b) thereafter, Navios Acquisition;

“Default” means any Event of Default or any event or circumstance which with the giving of notice or lapse of time or the satisfaction of any other condition (or any combination thereof) would constitute an Event of Default;

“Delivered Tranche” means each Tranche which has been applied in financing a Vessel which has been transferred and delivered by the Builder to its Owner;

“Delivery Date” means, in relation to a Vessel, the date on which title to and possession of that Vessel is transferred from the Builder to the relevant Borrower;

“Deutscher Rahmenvertrag” means the Master Agreement for Financial Derivatives Transactions (“Rahmenvertrag für Finanztermingeschäfte”) made or to be made between the Borrowers and the Swap Bank and includes all Transactions from time to time entered into by the Borrowers for the purpose of hedging the Borrowers’ exposure under this Agreement to fluctuations in LIBOR arising from the funding of the Loan (or any part thereof) and Confirmations from time to time exchanged thereunder;

“Deutscher Rahmenvertrag Assignment” means the deed of assignment of the Deutscher Rahmenvertrag executed or (as the context may require) to be each executed by the Borrowers in favour

Annex B-5

of the Security Trustee in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Dollars” and “USD” mean the lawful currency of the USA and in respect of all payments to be made under any of the Security Documents means funds which are for same day settlement in the New York Clearing House Interbank Payments System (or such other US dollar funds as may at the relevant time be customary for the settlement of international banking transactions denominated in US dollars);

“Drawdown Date” means, in relation to each Advance, any date being a Banking Day falling during the Drawdown Period, on which the relevant Advance is, or is to be, made available;

“Drawdown Notice” means, in relation to each Advance, a notice substantially in the form of schedule 2;

“Drawdown Period” means the period commencing on the Execution Date and ending in respect of:

(i) Tranche A on 29 March 2011;

(ii) Tranche B on 29 May 2011;

(iii) Tranche C on 25 January 2013;

(iv) Tranche D on 27 June 2013;

(v) Tranche E on 26 May 2013; and

(vi) Tranche F on 27 June 2013

or, in each case, on the latest date the Vessel to be financed by the relevant Tranche may be delivered in accordance with the Shipbuilding Contract relating thereto or on the date on which the Commitment in respect of that Tranche is finally cancelled or no longer available under the terms of this Agreement;

“DSB Equity Deposit Account” means an interest bearing USD Account required to be opened hereunder with the relevant Account Bank in the joint names of the Borrowers designated “Navios — Equity Deposit Account” and includes any other account designated in writing by the Agent to be an Equity Deposit Account for the purposes of this Agreement;

“DSB Equity Deposit Account Pledge” means a first priority charge required to be executed hereunder between the Borrowers and the Lenders in respect of the DSB Equity Deposit Account in such form as the Lenders may require in their sole discretion;

“Earnings Account” means, in respect of each Borrower, an interest bearing USD Account required to be opened hereunder with the relevant Account Bank in the name of that Borrower designated “[NAME OF BORROWER] — Earnings Account” and includes any other account designated in writing by the Agent to be an Earnings Account for the purposes of this Agreement;

“Earnings Account Pledge” means, in respect of each Earnings Account, a first priority charge required to be executed hereunder between the relevant Borrower and the Security Trustee in respect of its Earnings Account in such form as the Agent and the Majority Lenders may require in their sole discretion, and in the plural means all of them;

“Encumbrance” means any mortgage, charge, pledge, lien, hypothecation, assignment, title retention, preferential right, option, trust arrangement or security interest or other encumbrance, security or arrangement conferring howsoever a priority of payment in respect of any obligation of any person;

“Environmental Affiliate” means any agent or employee of any Borrower, the Manager, or any other Group Member or any other person having a contractual relationship with any Borrower, the Manager, or any other Group Member in connection with any Relevant Ship or its operation or the carriage of cargo and/or passengers thereon and/or the provision of goods and/or services on or from any Relevant Ship;

Annex B-6

“Environmental Approval” means any consent, authorisation, licence or approval of any governmental or public body or authorities or courts applicable to any Relevant Ship or its operation or the carriage of cargo and/or passengers thereon and/or the provision of goods and/or services on or from any Relevant Ship required under any Environmental Law;

“Environmental Claim” means (i) any claim by any applicable Government Entity alleging breach of, or non-compliance with, any Environmental Laws or Environmental Approvals or otherwise howsoever relating to or arising out of an Environmental Incident or (ii) any claim by any other third party howsoever relating to or arising out of an Environmental Incident (and, in each such case, “claim” shall include a claim for damages and/or direction for and/or enforcement relating to clean-up costs, removal, compliance, remedial action or otherwise) or (iii) any Proceedings arising from any of the foregoing;

“Environmental Incident” means, regardless of cause, (i) any discharge or release of Environmentally Sensitive Material from any Relevant Ship; (ii) any incident in which Environmentally Sensitive Material is discharged or released from a vessel other than a Relevant Ship which involves collision between a Relevant Ship and such other vessel or some other incident of navigation or operation, in either case, where the Relevant Ship, the Manager and/or the relevant Owner and/or the relevant Group Member and/or the relevant Operator are actually, contingently or allegedly at fault or otherwise howsoever liable (in whole or in part) or (iii) any incident in which Environmentally Sensitive Material is discharged or released from a vessel other than a Relevant Ship and where such Relevant Ship is actually or reasonably likely to be arrested as a result and/or where the Manager and/or the relevant Owner and/or other Group Member and/or the relevant Operator are actually or contingently at fault or allegedly and reasonably likely to be found at fault or otherwise howsoever liable to any administrative or legal action;

“Environmental Laws” means all laws, regulations, conventions and agreements whatsoever relating to pollution, human or wildlife well-being or protection of the environment (including, without limitation, the United States Oil Pollution Act of 1990 and any comparable laws of the individual States of the USA);

“Environmentally Sensitive Material” means oil, oil products or any other products or substance which are polluting, toxic or hazardous or any substance the release of which into the environment is howsoever regulated, prohibited or penalised by or pursuant to any Environmental Law;

“Equity Deposit Accounts” means, together, the Alpha Equity Deposit Account and the DSB Equity Deposit Account;

“Event of Default” means any of the events or circumstances listed in clause 10.1;

“Execution Date” means the date on which this Agreement has been executed by all the parties hereto;

“Extended Employment Contract” means, in respect of a Vessel, any time charterparty, contract of affreightment or other contract of employment of such ship (including the entry of any Vessel in any pool) which has a tenor exceeding twenty four (24) months (including any options to renew or extend such tenor);

“Facility Period” means the period starting on the date of this Agreement and ending on such date as all obligations whatsoever of all of the Security Parties under or pursuant to the Security Documents whensoever arising, actual or contingent, have been irrevocably paid, performed and/or complied with;

“Final Delivery Date” means the date on which all of the Vessels shall have been transferred and delivered by the Builder to the Borrowers;

“Flag State” means Panama or any other country acceptable to the Lenders;

“General Assignment” means, in respect of each Vessel, the deed of assignment of its earnings, insurances and requisition compensation executed or to be executed by the relevant Owner in favour of

Annex B-7

the Security Trustee in such form as the Agent and the Majority Lenders may require in their sole discretion and in the plural means all of them;

“Government Entity” means any national or local government body, tribunal, court or regulatory or other agency and any organisation of which such body, tribunal, court or agency is a part or to which it is subject;

“Group” means at any relevant time the Corporate Guarantor whose Corporate Guarantee is in force and effect at that time and its subsidiaries but not including any subsidiary which is listed on any public stock exchange;

“Group Member” means any member of the Group;

“Indebtedness” means any obligation howsoever arising (whether present or future, actual or contingent, secured or unsecured as principal, surety or otherwise) for the payment or repayment of money;

“Interest Payment Date” means, in relation to each Tranche, the last day of an Interest Period and, if an Interest Period is longer than 6 months, the date falling at the end of each successive period of 6 months during such Interest Period starting from its commencement;

“Interest Period” means each period for the calculation of interest in respect of the Loan or, as the case may be, Tranche ascertained in accordance with the provisions of clause 3;

“ISM Code Documentation” means, in relation to a Vessel, the document of compliance (DOC) and safety management certificate (SMC) issued by a Classification Society pursuant to the ISM Code in relation to that Vessel within the periods specified by the ISM Code;

“ISM SMS” means the safety management system which is required to be developed, implemented and maintained under the ISM Code;

“ISPS Code” means the International Ship and Port Security Code of the International Maritime Organisation and includes any amendments or extensions thereto and any regulations issued pursuant thereto;

“ISSC” means an International Ship Security Certificate issued in respect of a Vessel pursuant to the ISPS Code;

“Latest Accounts” means, in respect of any financial quarter or year of the Group, the latest unaudited (in respect of each financial quarter) or audited (in respect of each financial year) financial statements required to be prepared pursuant to clause 8.1.6;

“Lenders” means the banks listed in schedule 1 and Transferee Lenders;

“Lending Branch” means, in respect of each Lender, its office or branch at the address set out beneath its name in schedule 1 (or, in the case of a Transferee, in the Transfer Certificate to which it is a party as Transferee) or such other office or branch as any Lender shall from time to time select and notify through the Agent to the other parties to this Agreement;

“LIBOR” means, the greater of (i) and (ii) below:

(i) the rate equal to the offered quotation for deposits in USD in an amount comparable with the amount in relation to which LIBOR is to be determined for a period equal to, or as near as possible equal to, the relevant period which appears on Reuters Screen LIBOR01 at or about 11 a.m. on the second Banking Day before the first day of such period (and, for the purposes of this Agreement, “Reuters Screen LIBOR01” means the display designated as “LIBOR01” on the Reuters Service or such other page as may replace LIBOR01 on that service for the purpose of displaying rates comparable to that rate or on such other service as may be nominated by the British Bankers’ Association as the information vendor for the purpose of displaying the British Bankers’ Association Interest Settlement Rates for USD); and

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(ii) the rate per annum reasonably determined by the Agent from any source the Agent may reasonably select to be the rate which reflects the actual cost to the Lenders of funding their respective Contributions (or the relevant part thereof) during the relevant Interest Period;

“Liquidity” means the aggregate of all cash deposits legally and beneficially owned by any Group Member and which are deposited with any of the Banks which:

(a) are free from any Encumbrance other than, in respect of any deposit with a Bank, any Encumbrance given as security for the obligations of the Borrowers under this Agreement; and

(b) are otherwise at the free and unrestricted disposal of the relevant Group Member by which it is owned but excluding any sums on the Equity Deposit Accounts;

“Loan” means the aggregate principal amount in respect of the Loan Facility owing to the Lenders under this Agreement at any relevant time;

“Loan Facility” means the loan facility provided by the Lenders on the terms and subject to the conditions of this Agreement in the amount of USD 150,000,000;

“Majority Lenders” means at any relevant time when there are two Lenders, both of them, and at any time when there are more than two Lenders, the Lenders whose Contributions exceed 75% of the Loan;

“Management Agreement” means, in respect of each Vessel, the agreement between the relevant Owner and the Manager, in a form previously approved in writing by the Agent (acting on the instructions of the Majority Lenders);

“Manager” means Navios ShipManagement Inc., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 or (without the need for thew Agent’s consent) any other subsidiary of Navios Maritime Holdings Inc. or any other person appointed by an Owner, with the prior written consent of the Agent, as the manager of the relevant Mortgaged Vessel;

“Manager’s Undertakings” means, collectively, the undertakings and assignments required to be executed hereunder by the Manager in favour of the Security Trustee in respect of each of the Vessels each in such form as the Agent and the Majority Lenders may require in their sole discretion (and “Manager’s Undertakings” means all of them);

“Margin” means, in relation to each Interest Period 2.50% per annum;

“Material Adverse Effect” means any event or occurrence which the Majority Lenders reasonably determine has had or could reasonably be expected to have a material adverse effect on (i) the Banks’ rights under, or the security provided by, any Security Document, (ii) the ability of any Security Party to perform or comply with any of its obligations under any Security Document or (iii) the value or nature of the property, assets, operations, liabilities or financial condition of any Security Party;

“Maturity Date” means in respect of each Tranche, the date falling 6 years after the Delivery Date of the Vessel which is being financed by that Tranche;

“MII & MAP Policy” means a mortgagee’s interest and pollution risks insurance policy (including additional perils (pollution) cover) in respect of each Mortgaged Vessel to be effected by the Security Trustee on or before the first Drawdown Date to cover the Mortgaged Vessels as the same may be renewed or replaced annually thereafter and maintained throughout the Facility Period through such brokers, with such underwriters and containing such coverage as may be acceptable to the Security Trustee in its sole discretion, insuring a sum of at least one hundred and ten per cent (110%) of the Loan in respect of mortgagee’s interest insurance and one hundred and ten per cent (110%) of the Loan in respect of additional perils cover;

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“Minimum Liquidity” means (i) during 2010 and 2011 and up to the Final Delivery Date USD40,000,000 and (ii) thereafter, USD35,000,000;

“month” means a period beginning in one calendar month and ending in the next calendar month on the day numerically corresponding to the day of the calendar month on which it started, provided that (a) if the period started on the last Banking Day in a calendar month or if there is no such numerically corresponding day, it shall end on the last Banking Day in such next calendar month and (b) if such numerically corresponding day is not a Banking Day, the period shall end on the next following Banking Day in the same calendar month but if there is no such Banking Day it shall end on the preceding Banking Day and “months” and “monthly” shall be construed accordingly;

“Mortgage” means, in respect of each Vessel, the first preferred Ship mortgage thereof required to be executed hereunder by the Owner thereof in favour of the Security Trustee, each in such form as the Agent and the Majority Lenders may require in their sole discretion and in the plural means all of them;

“Mortgaged Vessel” means, at any relevant time, any Vessel which is at such time subject to a Mortgage and a Vessel shall, for the purposes of this Agreement, be regarded as a Mortgaged Vessel as from the date on which the Mortgage of that Vessel has been executed and registered in accordance with this Agreement until whichever shall be the earlier of (i) the payment in full of the amount required to be paid to the Agent pursuant to clause 4.3 or 4.5 following the Total Loss or sale respectively of such Vessel and (ii) the end of the Facility Period;

“Navios Acquisition” means Navios Maritime Acquisition Corporation a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Negative Pledge” means negative pledge of the shares of and in each Borrower to be executed by the Shareholder in favour of the Security Trustee in such form as the Agent and the Majority Lenders may require in their sole discretion and in the plural means all of them;

“Net Profit” means for each financial year of the Corporate Guarantor, the Net Profit as set out in the relevant Latest Accounts;

“Net Worth” means by reference to the Latest Accounts, the Total Assets (based on book values) less Total Liabilities of the Group;

“Novation Agreement” means each of the Vessel A Novation Agreement, the Vessel B Novation Agreement, the Vessel C Novation Agreement, the Vessel D Novation Agreement, the Vessel E Novation Agreement and the Vessel F Novation Agreement and in the plural means all of them;

“Operator” means any person who is from time to time during the Facility Period concerned in the operation of a Relevant Ship and falls within the definition of “Company” set out in rule 1.1.2 of the ISM Code;

“Owner” means, in relation to:

(i) Vessel A, Amorgos;

(ii) Vessel B, Andros;

(iii) Vessel C, Antiparos;

(iv) Vessel D, Ikaria;

(v) Vessel E, Kos; and

(vi) Vessel F, Mytilene

and in the plural means all of them;

“Permitted Encumbrance” means any Encumbrance in favour of the Banks or any of them created pursuant to the Security Documents and Permitted Liens;

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“Permitted Liens” means any lien on any Vessel for master’s, officer’s or crew’s wages outstanding in the ordinary course of trading, any lien for salvage and any ship repairer’s or outfitter’s possessory lien for a sum not (except with the prior written consent of the Agent) exceeding the Casualty Amount (as defined in the Ship Security Documents for such Vessel);

“Pertinent Jurisdiction” means any jurisdiction in which or where any Security Party is incorporated, resident, domiciled, has a permanent establishment or assets, carries on, or has a place of business or is otherwise howsoever effectively connected;

“Predelivery Security Assignment” means, in respect of each Vessel, a deed of assignment of the Shipbuilding Contract and of the Refund Guarantee in respect thereof in such form as the Agent and the Majority Lenders may require in their sole discretion and in the plural means all of them;

“Prepayment Ratio” means in respect of the sale or Total Loss of a Mortgaged Vessel the Valuation Amount of such Mortgaged Vessel immediately prior to such sale or Total Loss divided by the Security Value immediately prior to such sale or Total Loss and for these purposes any valuation of a Vessel (calculated in accordance with Clause 8.2.2) may be no more than two months old;

“Proceedings” means any litigation, arbitration, legal action or complaint or judicial, quasi-judicial or administrative proceedings whatsoever arising or instigated by anyone (private or governmental) in any court, tribunal, public office or other forum whatsoever and wheresoever (including, without limitation, any action for provisional or permanent attachment of any thing or for injunctive remedies or interim relief and any action instigated on an ex parte basis);

“Refund Guarantee” means each of the Vessel A Refund Guarantee, the Vessel B Refund Guarantee, the Vessel C Refund Guarantee, the Vessel D Refund Guarantee, the Vessel E Refund Guarantee and the Vessel F Refund Guarantee and in the plural means all of them;

“Refund Guarantor” means, in relation to each Vessel, the issuer of the Refund Guarantee in respect thereof;

“Registry” means, in relation to each Vessel, the office of the registrar, commissioner or representative of the Flag State, who is duly empowered to register such Vessel, the relevant Owner’s title thereto and the relevant Mortgage under the laws and flag of the Flag State;

“Relevant Tranche” means, in respect of Vessel A, Tranche A, in respect of Vessel B, Tranche B, in respect of Vessel C, Tranche C, in respect of Vessel D, Tranche D, in respect of Vessel E, Tranche E and in respect of Vessel F, Tranche F;

“Relevant Ship” means each of the Vessels and any other ship from time to time (whether before or after the date of this Agreement) owned, managed or crewed by, or chartered to, any Group Member;

“Relevant Vessel” means the Vessel in respect of which the relevant Advance is being made available;

“Repayment Dates” means, in respect of each Tranche, subject to clause 6.3, each of the dates falling at six-monthly intervals after the Delivery Date in respect of the Vessel which that Tranche finances, up to and including the date falling 72 months after such date;

“Required Authorisation” means any authorisation, consent, declaration, licence, permit, exemption, approval or other document, whether imposed by or arising in connection with any law, regulation, custom, contract, security or otherwise howsoever which must be obtained at any time from any person, Government Entity, central bank or other self-regulating or supra-national authority in order to enable the Borrowers lawfully to borrow the loan or draw any Advance and/or to enable any Security Party lawfully and continuously to continue its corporate existence and/or perform all its obligations whatsoever whensoever arising and/or grant security under the relevant Security Documents and/or to ensure the continuous validity and enforceability thereof;

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“Required Security Amount” means the amount in USD (as certified by the Agent) which is at any relevant time the Relevant Percentage of the aggregate of the Delivered Tranches and any Swap Exposure where “Relevant Percentage” means:

(i) during 2010 and 2011, 80%;

(ii) during 2012, 100%;

(iii) during 2013, 110%

(iv) thereafter, 115%;

“Retention Account” an interest bearing USD Account required to be opened hereunder with the relevant Account Bank in the name of the Borrowers designated “Navios — Retention Account” and includes any other account designated in writing by the Agent to be the Retention Account for the purposes of this Agreement;

“Retention Account Pledge” means a first priority charge required to be executed hereunder between the Borrowers and the Security Trustee in respect of the Retention Account in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Retention Amount” means, in relation to any Retention Date, such sum as shall be the aggregate of:

(a) one sixth (1/6th) of the repayment instalment in respect of the relevant Tranche falling due for payment pursuant to clause 4.1.1 (as the same may have been reduced by any prepayment) on the next Repayment Date after the relevant Retention Date in respect of that Tranche; and

(b) the applicable fraction (as hereinafter defined) of the aggregate amount of interest falling due for payment in respect of each part of the Loan during and at the end of each Interest Period current at the relevant Retention Date and, for this purpose, the expression “applicable fraction” in relation to each Interest Period shall mean a fraction having a numerator of one and a denominator equal to the number of Retention Dates falling within the relevant Interest Period;

“Retention Dates” means the date falling thirty (30) days after the final Drawdown Date in respect of a Tranche and each of the dates falling at monthly intervals after such date and prior to the Maturity Date in respect of that Tranche;

“Security Documents” means this Agreement, the Predelivery Security Assignments, the Deutscher Rahmenvertrag, the Deutscher Rahmenvertrag Security Deed, the Mortgages, the Corporate Guarantee, the General Assignments, the Charter Assignments, the Earnings Account Pledges, the Manager’s Undertakings, the Charter Insurance Assignments, the Shares Pledges, the Negative Pledges, and any other documents as may have been or shall from time to time after the date of this Agreement be executed to guarantee and/or to govern and/or secure all or any part of the Loan, interest thereon and other moneys from time to time owing by the Borrowers pursuant to this Agreement and/or the Deutscher Rahmenvertrag (whether or not any such document also secures moneys from time to time owing pursuant to any other document or agreement);

“Security Party” means the Borrowers, the Manager, the Corporate Guarantor, the Shareholder or any other person who may at any time be a party to any of the Security Documents (other than the Banks);

“Security Trustee” means Deutsche Schiffsbank AG acting through its through its office at Domshof 17, D-28195, Bremen, Germany (or of such other address as may last have been notified to the other parties to this Agreement pursuant to clause 17.2.3) or such other person as may be appointed as Security Trustee and trustee by the Lenders, the Arranger, Account Banks, the Swap Bank and the Agent pursuant to clause 16.14;

“Security Value” means the amount in USD (as certified by the Agent) which is, at any relevant time, the aggregate of (a) the Valuation Amounts of the Mortgaged Vessels as most recently determined

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in accordance with clause 8.2.2 and (b) the net realizable market value of any additional security for the time being actually provided to the Lenders pursuant to clause 8.2.1(b) and (c) and cash (excluding amounts on the Equity Deposit Accounts) over which there is an Encumbrance as security for the obligations of the Borrowers under this Agreement;

“Share Acquisition Date” means the date on which Navios Acquisition acquires, directly or indirectly, all of the shares of and in the Shareholder;

“Shareholder” means Aegean Sea Maritime Holdings Inc., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Shares Pledge” means the first priority pledge of the shares of and in each Borrower to be executed by the Shareholder in favour of the Security Trustee in such form as the Agent and the Majority Lenders may require in their sole discretion and in the plural means all of them;

“Ship Security Documents” means, in relation to each Vessel, the relevant Mortgage, the relevant General Assignment, any relevant Charter Assignment and the relevant Manager’s Undertakings;

“Shipbuilding Contract” means each of the Vessel A Shipbuilding Contract, the Vessel B Shipbuilding Contract, the Vessel C Shipbuilding Contract, the Vessel D Shipbuilding Contract, the Vessel E Shipbuilding Contract and the Vessel F Shipbuilding Contract and in the plural means all of them;

“Shipbuilding Contract Addendum” means, in respect of each Shipbuilding Contract, an addendum thereto pursuant to which the relevant Borrower and the Builder agree to vary the terms of the relevant Shipbuilding Contract, including, inter alia, a reduction of the purchase price;

“subsidiary” of a person means any company or entity directly or indirectly controlled by such person, and for this purpose “control” means either the ownership of more than fifty per cent (50%) of the voting share capital (or equivalent rights of ownership) of such company or entity or the power to direct its policies and management, whether by contract or otherwise;

“Swap Bank” means Deutsche Schiffsbank AG acting through its through its office at Domshof 17, D-28195, Bremen, Germany;

“Swap Exposure” means, as at any relevant date the amount certified by the Swap Bank to be the aggregate net amount in Dollars which would be payable by the Borrowers to the Swap Bank under (and calculated in accordance with) section 6(e) (Payments on Early Termination) of the Deutscher Rahmenvertrag if an Early Termination Date (as therein defined) had occurred on the relevant date in relation to all continuing Transactions (as therein defined) entered into between the Borrowers and the Swap Bank;

“Taxes” includes all present and future income, corporation, capital or value-added taxes and all stamp and other taxes and levies, imposts, deductions, duties, charges and withholdings whatsoever together with interest thereon and penalties in respect thereto, if any, and charges, fees or other amounts made on or in respect thereof (and “Taxation” shall be construed accordingly);

“Total Assets” and “Total Liabilities” mean, respectively, the total assets and total liabilities of the Group as evidenced at any relevant time by the Latest Accounts, in which they shall have been calculated by reference to the meanings assigned to them in accordance with US GAAP provided that cash shall be deducted from Total Assets and Total Liabilities;

“Total Commitment” means, at any relevant time, the aggregate of the Commitments of all the Lenders at such time (being the aggregate of the sums set out opposite their names in schedule 1);

“Total Loss” means, in relation to each Vessel:

(a) actual, constructive, compromised or arranged total loss of such Vessel; or

(b) Compulsory Acquisition; or

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(c) any hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of such Vessel not falling within the definition of Compulsory Acquisition by any Government Entity, or by persons allegedly acting or purporting to act on behalf of any Government Entity, unless such Vessel be released and restored to the relevant Owner within ninety (90) days after such incident;

“Tranche A” means the amount of up to USD25,000,000, being the aggregate of all of the Advances to be made available by the Lender to the Borrowers to assist Amorgos in its acquisition of Vessel A or, as the context requires, the amount thereof outstanding from time to time;

“Tranche B” means the amount of up to USD25,000,000, being the aggregate of all of the Advances to be made available by the Lender to the Borrowers to assist Andros in its acquisition of Vessel B or, as the context requires, the amount thereof outstanding from time to time;

“Tranche C” means the amount of up to USD25,000,000, being the aggregate of all of the Advances to be made available by the Lender to the Borrowers to assist Antiparos in its acquisition of Vessel C or, as the context requires, the amount thereof outstanding from time to time;

“Tranche D” means the amount of up to USD25,000,000, being the aggregate of all of the Advances to be made available by the Lender to the Borrowers to assist Ikaria in its acquisition of Vessel D or, as the context requires, the amount thereof outstanding from time to time;

“Tranche E” means the amount of up to USD25,000,000, being the aggregate of all of the Advances to be made available by the Lender to the Borrowers to assist Kos in its acquisition of Vessel E or, as the context requires, the amount thereof outstanding from time to time;

“Tranche F” means the amount of up to USD25,000,000, being the aggregate of all of the Advances to be made available by the Lender to the Borrowers to assist Mytilene in its acquisition of Vessel F or, as the context requires, the amount thereof outstanding from time to time;

“Tranche” means any of Tranche A, Tranche B, Tranche C, Tranche D, Tranche E or Tranche F and in the plural means all of them;

“Transaction” means a Transaction as defined in the Deutscher Rahmenvertrag;

“Transfer Certificate” means a certificate in substantially the form set out in schedule 4;

“Transferee Lender” has the meaning ascribed thereto in clause 15.3;

“Transferor Lender” has the meaning ascribed thereto in clause 15.3;

“Trust Deed” means a trust deed in the form, or substantially in the form, set out in schedule 5;

“Trust Property” means (i) the security, powers, rights, titles, benefits and interests (both present and future) constituted by and conferred on the Banks or any of them under or pursuant to the Security Documents (including, without limitation, the benefit of all covenants, undertakings, representations, warranties and obligations given, made or undertaken to any Bank in the Security Documents), (ii) all moneys, property and other assets paid or transferred to or vested in any Bank (or anyone else on such Bank’s behalf) or received or recovered by any Bank (or anyone else on such Bank’s behalf) pursuant to, or in connection with, any of the Security Documents whether from any Security Party or any other person and (iii) all moneys, investments, property and other assets at any time representing or deriving from any of the foregoing, including all interest, income and other sums at any time received or receivable by any Bank (or anyone else on such Bank’s behalf) in respect of the same (or any part thereof);

“Underlying Documents” means, together, the Shipbuilding Contracts, the Shipbuilding Contract Addenda, the Novation Agreements, the Refund Guarantees and the Management Agreement;

“Unlawfulness” means any event or circumstance which either is or, as the case may be, might in the opinion of the Agent become the subject of a notification by the Agent to the Borrowers under clause 12.1;

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“USA” means the United States of America;

“Valuation Amount” means, in respect of each Mortgaged Vessel, the value thereof as most recently determined under clause 8.2.2; and

“Vessel” means each of Vessel A, Vessel B, Vessel C, Vessel D, Vessel E and Vessel F and in the plural means all of them.

Words and expressions defined in Schedule 7 (Vessel Details) shall have the meanings given to them therein as if the same were set out in full in this clause 1.2.

1.3  Construction

In this Agreement, unless the context otherwise requires:

1.3.1 clause headings and the index are inserted for convenience of reference only and shall be ignored in the construction of this Agreement;

1.3.2 references to clauses and schedules are to be construed as references to clauses of, and schedules to, this Agreement and references to this Agreement include its schedules and any supplemental agreements executed pursuant hereto;

1.3.3 references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as duly amended and/or supplemented and/or novated;

1.3.4 references to a “regulation” include any present or future regulation, rule, directive, requirement, request or guideline (whether or not having the force of law) of any Government Entity, central bank or any self-regulatory or other supra-national authority;

1.3.5 references to any person in or party to this Agreement shall include reference to such person’s lawful successors and assigns and references to a Lender shall also include a Transferee Lender;

1.3.6 words importing the plural shall include the singular and vice versa;

1.3.7 references to a time of day are, unless otherwise stated, to London time;

1.3.8 references to a person shall be construed as references to an individual, firm, company, corporation or unincorporated body of persons or any Government Entity;

1.3.9 references to a “guarantee” include references to an indemnity or any other kind of assurance whatsoever (including, without limitation, any kind of negotiable instrument, bill or note) against financial loss or other liability including, without limitation, an obligation to purchase assets or services as a consequence of a default by any other person to pay any Indebtedness and “guaranteed” shall be construed accordingly;

1.3.10 references to any statute or other legislative provision are to be construed as references to any such statute or other legislative provision as the same may be re enacted or modified or substituted by any subsequent statute or legislative provision (whether before or after the date hereof) and shall include any regulations, orders, instruments or other subordinate legislation issued or made under such statute or legislative provision;

1.3.11 a certificate by the Agent or the Security Trustee as to any amount due or calculation made or any matter whatsoever determined in connection with this Agreement shall be conclusive and binding on the Borrowers except for manifest error;

1.3.12 if any document, term or other matter or thing is required to be approved, agreed or consented to by any of the Banks such approval, agreement or consent must be obtained in writing unless the contrary is stated;

1.3.13 time shall be of the essence in respect of all obligations whatsoever of the Borrowers under this Agreement, howsoever and whensoever arising;

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1.3.14 and the words “other” and “otherwise” shall not be construed eiusdem generis with any foregoing words where a wider construction is possible.

1.4  Accounting terms and references to currencies

Currencies are referred to in this Agreement by the three letter currency codes (ISO 4217) allocated to them by the International Organisation for Standardisation.

1.5  Contracts (Rights of Third Parties Act) 1999

Except for clause 20, no part of this Agreement shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

1.6  Majority Lenders

Where this Agreement or any other Security Document provides for any matter to be determined by reference to the opinion of the Majority Lenders or to be subject to the consent or request of the Majority Lenders or for any decision or action to be taken on the instructions in writing of the Majority Lenders, such opinion, consent, request or instructions shall (as between the Lenders) only be regarded as having been validly given or issued by the Majority Lenders if all the Lenders with a Commitment and/or Contribution shall have received prior notice of the matter on which such opinion, consent, request or instructions are required to be obtained and the relevant majority of such Lenders shall have given or issued such opinion, consent, request or instructions but so that (as between the Borrowers and the Banks) the Borrowers shall be entitled (and bound) to assume that such notice shall have been duly received by each relevant Lender and that the relevant majority shall have been obtained to constitute Majority Lenders whether or not this is in fact the case.

2  THE AVAILABLE COMMITMENT AND CANCELLATION

2.1  Agreement to lend

The Lenders, relying upon each of the representations and warranties in clause 7, agree to provide to the Borrowers upon and subject to the terms of this Agreement, the Tranches, for the purposes of financing part of the purchase price of the Vessels. Subject to the terms of this Agreement, the obligations of the Lenders shall be to contribute to each Advance, the proportion of the relevant Advance which their respective Commitments bear to the Total Commitment on any relevant Drawdown Date.

2.2  Obligations several

The obligations of the Lenders under this Agreement are several according to their respective Commitments and/or Contributions. The failure of any Lender to perform such obligations shall not relieve any other party to this Agreement of any of its respective obligations or liabilities under this Agreement nor shall any Bank be responsible for the obligations of any other Bank (except for its own obligations, if any, as a Lender) under this Agreement.

2.3  Interests several

Notwithstanding any other term of this Agreement (but without prejudice to the provisions of this Agreement relating to or requiring action by the Majority Lenders) the interests of the Banks are several and the amount due to any Bank is a separate and independent debt. Each Bank shall have the right to protect and enforce its rights arising out of this Agreement and it shall not be necessary for any other Bank to be joined as an additional party in any Proceedings for this purpose.

2.4  Drawdown

2.4.1 On the terms and subject to the conditions of this Agreement, (i) Tranche A and Tranche B shall be advanced in up to four (4) Advances each and (ii) Tranche C, Tranche D, Tranche E and Tranche F shall be

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advanced in up to six (6) Advances each on the relevant Drawdown Dates following receipt by the Agent from the Borrowers of Drawdown Notices not later than 10 a.m. on the third Banking Day before each proposed Drawdown Date.

2.4.2 A Drawdown Notice shall be effective on actual receipt by the Agent and, once given, shall, subject as provided in clause 3.6, be irrevocable.

2.5  Amount

2.5.1 The principal amount specified in each Drawdown Notice for borrowing on the Drawdown Dates shall, subject to the terms of this Agreement, in respect of Tranche A and Tranche B not exceed:

(a) USD7,467,472 payable to the relevant seller or its financiers under the relevant Novation Agreement;

(b) USD10,582,966 in respect of the instalment payable to the Builder on the relevant Shipbuilding Contract Addendum becoming effective;

(c) USD3,474,781 to the Builder under the relevant Shipbuilding Contract in respect of the launching instalment; and

(d) USD3,474,781 to the Builder under the relevant Shipbuilding Contract in respect of the delivery instalment.

2.5.2 The principal amount specified in each Drawdown Notice for borrowing on the Drawdown Dates shall, subject to the terms of this Agreement, in respect of Tranche C, Tranche D, Tranche E and Tranche F not exceed:

(a) USD6,023,472 payable to the relevant seller or its financiers under the relevant Novation Agreement;

(b) USD9,154,103 in respect of the instalment payable to the Builder on the relevant Shipbuilding Contract Addendum becoming effective;

(c) USD2,455,607 to the Builder under the relevant Shipbuilding Contract in respect of the steel-cutting instalment;

(d) USD2,455,607 to the Builder under the relevant Shipbuilding Contract in respect of the keel-laying instalment;

(e) USD2,455,607 to the Builder under the relevant Shipbuilding Contract in respect of the launching instalment; and

(f) USD2,455,604 to the Builder under the relevant Shipbuilding Contract in respect of the delivery instalment.

2.6  Availability

Upon receipt of a Drawdown Notice complying with the terms of this Agreement, the Agent shall promptly notify each Lender and each Lender shall make available to the Agent its portion of the relevant Advance for payment by the Agent in accordance with clause 6.2. The Borrowers acknowledge that payment of any Advance to the account referred to in the relevant Drawdown Notice shall satisfy the obligation of the Lenders to lend that Advance to the Borrowers under this Agreement.

2.7  Voluntary cancellation of Facility

The Borrowers may at any time during the Drawdown Period by notice to the Agent (effective only on actual receipt) cancel with effect from a date not less than five Banking Days after the receipt by the Agent of such notice the whole or any part (being two million five hundred thousand Dollars (USD 2,500,000) or any larger sum which is an integral multiple of two million five hundred thousand Dollars (USD 2,500,000)) of the

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Total Commitment. Any such notice of cancellation, once given, shall be irrevocable and the Total Commitment shall be reduced accordingly and each Lender’s Commitment shall be reduced pro rata according to the proportion which its Commitment bears to the Total Commitment.

2.8  Cancellation in changed circumstances

The Borrowers may also at any time during the Facility Period by notice to the Agent (effective only on actual receipt) prepay and cancel with effect from a date not less than fifteen (15) days after receipt by the Agent of such notice, the whole but not part only, but without prejudice to the Borrowers’ obligations under clauses 6.6 and 12, of the Contribution and Commitment (if any) of any Lender to which the Borrowers shall have become obliged to pay additional amounts under clause 12 or clause 6.6. Upon any notice of such prepayment and cancellation being given, the Commitment of the relevant Lender shall be reduced to zero, the Borrowers shall be obliged to prepay the Contribution of such Lender and such Lender’s related costs (including but not limited to Break Costs) on such date and such Lender shall be under no obligation to participate in the Loan or any further Advances.

2.9  Use of proceeds

Without prejudice to the Borrowers’ obligations under clause 8.1.4, no Bank shall have any responsibility for the application of the proceeds of any Advance or any part thereof by the Borrowers.

3  INTEREST AND INTEREST PERIODS

3.1  Normal interest rate

The Borrowers must pay interest on each Tranche in respect of each Interest Period relating thereto on each Interest Payment Date at the rate per annum determined by the Agent to be the aggregate of (a) the Margin and (b) LIBOR.

3.2  Selection of Interest Periods

Subject to clause 3.3, the Borrowers may by notice received by the Agent not later than 10:00 a.m. on the fourth Banking Day before the beginning of each Interest Period specify whether such Interest Period shall have a duration of three (3), six (6) or twelve (12) months or such other period as the Borrowers may select and the Agent (acting on the instructions of the Lenders) may agree, and if the Borrowers wishes to specify an Interest Period of more than 12 months, it must give at least 5 Banking Days prior notice thereof.

3.3  Determination of Interest Periods

Subject to Clause 3.3.1 every Interest Period shall be of the duration specified by the Borrowers pursuant to clause 3.2 but so that:

3.3.1 the first Interest Period in respect of each Tranche shall start on the Drawdown Date in respect of the first Advance in respect of that Tranche, and each subsequent Interest Period shall start on the last day of the previous Interest Period;

3.3.2 the first Interest Period in respect of each subsequent Advance shall commence on its Drawdown Date and terminate simultaneously with the Interest Period which is then current for the Tranche under which the Advance is made available;

3.3.3 if any Interest Period of a Tranche would otherwise overrun a relevant Repayment Date, then the relevant Tranche shall be divided into parts so that there is one part in the amount of the repayment instalment due on such Repayment Date and having an Interest Period ending on the relevant Repayment Date and another part in the amount of the balance of that Tranche having an Interest Period ascertained in accordance with clause 3.2 and the other provisions of this clause 3.3; and

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3.3.4 if the Borrowers fail to specify the length of an Interest Period in accordance with the provisions of clause 3.2 and this clause 3.3 such Interest Period shall last three months or such other period as complies with this clause 3.3.

3.4  Default interest

If the Borrowers fail to pay any sum (including, without limitation, any sum payable pursuant to this clause 3.4) on its due date for payment under any of the Security Documents, the Borrowers must pay interest on such sum on demand from the due date up to the date of actual payment (as well after as before judgment) at a rate determined by the Agent pursuant to this clause 3.4. The period starting on such due date and ending on such date of payment shall be divided into successive periods of not more than three (3) months as selected by the Agent each of which (other than the first, which shall start on such due date) shall start on the last day of the preceding such period. The rate of interest applicable to each such period shall be the aggregate (as determined by the Agent) of (a) two per cent (2%) per annum, (b) the Margin and (c) LIBOR for such periods. Such interest shall be due and payable on demand, or, if no demand is made, then on the last day of each such period as determined by the Agent and on the day on which all amounts in respect of which interest is being paid under this Clause are paid, and each such day shall, for the purposes of this Agreement, be treated as an Interest Payment Date, provided that if the relevant unpaid sum is (i) an amount of principal which became due and payable by reason of a declaration by the Agent under clause 10.2.2 or (ii) a prepayment pursuant to clauses 4.3, 4.5, 8.2.1(a) or 12.1 on a date other than an Interest Payment Date relating thereto, the first such period selected by the Agent shall be of a duration equal to the period between the due date of such principal sum and such Interest Payment Date and interest shall be payable on such principal sum during such period at a rate of two per cent (2%) above the rate applicable thereto immediately before it shall have become so due and payable. If, for the reasons specified in clause 3.6.1, the Agent is unable to determine a rate in accordance with the foregoing provisions of this clause 3.4, each Lender shall promptly notify the Agent of the cost of funds to such Lender and interest on any sum not paid on its due date for payment shall be calculated at a rate determined by the Agent to be two per cent (2%) per annum above the aggregate of the Margin and the arithmetic mean of the cost of funds to the Lenders compounded at such intervals as the Agent selects.

3.5  Notification of Interest Periods and interest rate

The Agent agrees to notify (i) the Lenders promptly of the duration of each Interest Period and (ii) the Borrowers and the Lenders promptly of each rate of interest determined by it under this clause 3.

3.6  Market disruption; non-availability

3.6.1 Whenever, at any time prior to the commencement of any Interest Period:

(a) the Agent shall have determined that adequate and fair means do not exist for ascertaining LIBOR during such Interest Period; or

(b) the Agent shall have received notification from a Lender or Lenders that deposits in USD are not available to such Lender or Lenders in the London InterBank Market in the ordinary course of business to fund their Contributions to the Loan for such Interest Period the Agent must promptly give notice (a “Determination Notice”) thereof to the Borrowers and to each of the Lenders. A Determination Notice shall contain particulars of the relevant circumstances giving rise to its issue. After the giving of any Determination Notice, regardless of any other provision of this Agreement, any undrawn Commitment shall not be borrowed until notice to the contrary is given to the Borrowers by the Agent.

3.6.2 Within two (2) days of any Determination Notice being given by the Agent under clause 3.6.1, each Lender must certify an alternative basis (the “Alternative Basis”) for maintaining its Contribution. The Alternative Basis may at the relevant Lender’s sole discretion include (without limitation) alternative interest periods, alternative currencies or alternative rates of interest but shall include a Margin above the cost of funds to such Lender. The Agent shall calculate the arithmetic mean of the Alternative Bases provided by the relevant Lenders (the “Substitute Basis”) and certify the same to the Borrowers and the Lenders. The

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Substitute Basis so certified shall be binding upon the Borrowers, and shall take effect in accordance with its terms from the date specified in the Determination Notice until such time as the Agent notifies the Borrowers that none of the circumstances specified in clause 3.6.1 continues to exist whereupon the normal interest rate fixing provisions of this Agreement shall again apply and, subject to the other provisions of this Agreement, the Commitment may again be borrowed.

3.7  Interest Rate Swaps

If the Borrowers wish to enter into any interest rate swaps in respect of the Loan or any part thereof, they must, provided that the Swap Bank is offering competitive rate and provided that the Lenders agree, do so with the Swap Bank under the Deutscher Rahmenvertrag.

4  REPAYMENT AND PREPAYMENT

4.1  Repayment

4.1.1 Subject as otherwise provided in this Agreement, the Borrowers must repay each Tranche by 12 equal semi-annual instalments of USD750,000 each, one such instalment to be repaid on each of the Repayment Dates and a balloon instalment of USD16,000,000 to be repaid on the relevant final Repayment Date.

If the Commitment in respect of any Tranche is not drawn in full, the amount of each repayment instalments including the said balloon instalment for that Tranche shall be reduced proportionately.

4.1.2 The Borrowers shall on the Maturity Date in respect of the last Tranche to be repaid also pay to the Agent and the Lenders all other amounts in respect of interest or otherwise then due and payable under this Agreement and the Security Documents.

4.2  Voluntary prepayment

Subject to clauses 4.6 and 4.7 the Borrowers may, subject to having given 15 Banking Days prior notice thereof to the Agent, prepay any specified amount (such part being in an amount of two million five hundred thousand Dollars (USD 2,500,000) or any larger sum which is an integral multiple of such amount) of any Tranche on any relevant Interest Payment Date without premium or penalty.

4.3  Mandatory Prepayment on Total Loss

On the date falling one hundred and eighty (180) days after that on which a Mortgaged Vessel became a Total Loss or, if earlier, on the date upon which the relevant insurance proceeds are, or Requisition Compensation (as defined in the Mortgage for such Vessel) is, received by the relevant Borrower (or the Security Trustee pursuant to the Security Documents), the Borrowers must prepay the Loan by an amount equal to the greatest of (i) the Relevant Tranche, (ii) the amount of the Loan on the date on which such prepayment is required to be made multiplied by the Prepayment Ratio and (iii) such amount as would be required to ensure that the Security Value after such prepayment exceeds the Required Security Amount.

4.3.1  Interpretation

For the purpose of this Agreement, a Total Loss shall be deemed to have occurred:

(a) in the case of an actual total loss of a Vessel, on the actual date and at the time such Vessel was lost or, if such date is not known, on the date on which such Vessel was last reported;

(b) in the case of a constructive total loss of a Vessel, upon the date and at the time notice of abandonment of the ship is given to the then insurers of such Vessel (provided a claim for total loss is admitted by such insurers) or, if such insurers do not immediately admit such a claim, at the date and at the time at which either a total loss is subsequently admitted by such insurers or a total loss is subsequently adjudged by a competent court of law or arbitration tribunal to have occurred;

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(c) in the case of a compromised or arranged total loss of a Vessel, on the date upon which a binding agreement as to such compromised or arranged total loss has been entered into by the then insurers of such Vessel;

(d) in the case of Compulsory Acquisition, on the date upon which the relevant requisition of title or other compulsory acquisition occurs; and

(e) in the case of hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of a Vessel (other than within the definition of Compulsory Acquisition) by any Government Entity, or by persons allegedly acting or purporting to act on behalf of any Government Entity, which deprives an Owner of the use of such Vessel for more than thirty (30) days, upon the expiry of the period of thirty (30) days after the date upon which the relevant incident occurred.

4.4  Mandatory prepayment on sale of Mortgaged Vessel

On the date of completion of the sale of a Mortgaged Vessel the Borrowers must prepay the Loan by an amount equal to the greatest of (i) the Relevant Tranche, (ii) the amount of the Loan on the date on which such prepayment is required to be made multiplied by the Prepayment Ratio and (iii) such amount as would be required to ensure that the Security Value after such prepayment exceeds the Required Security Amount.

4.5  Mandatory prepayment on termination of a Shipbuilding Contract

If a Shipbuilding Contract is terminated, cancelled, revoked, suspended, rescinded, transferred, novated or otherwise ceases to remain in full force and effect for any reason except with the consent of the Agent, the Borrowers must upon the Agent’s demand prepay the Tranche financing the relevant Borrower’s obligations under that Shipbuilding Contract and the Commitment in respect of such Tranche shall be irrevocably cancelled upon such demand being made.

4.6  Amounts payable on prepayment

Any prepayment of all or part of the Loan under this Agreement shall be made together with:

4.6.1 accrued interest on the amount to be prepaid to the date of such prepayment;

4.6.2 any additional amount payable under clauses 3.6, 6.6 or 12.2; and

4.6.3 all other sums payable by the Borrowers to the Banks under this Agreement or any of the other Security Documents including, without limitation any Break Costs and, if the whole Loan is being prepaid, any accrued commitment commission payable under clause 5.1.

4.7  Notice of prepayment; reduction of maximum loan amount

4.7.1 Every notice of prepayment shall be effective only on actual receipt by the Agent, shall be irrevocable, shall specify the amount to be prepaid and the Tranche which is to be prepaid and shall oblige the Borrowers to make such prepayment on the date specified. Subject to the other provisions of this Agreement and in particular Clause 2.6, no amount prepaid under this Clause 4 in respect of the Loan may be reborrowed.

4.7.2 Any amounts prepaid pursuant to clause 4.2 shall be applied against the relevant Tranche in reducing the Balloon Instalment and other outstanding repayment instalments pro rata.

4.7.3 Any amounts prepaid pursuant to clauses 4.3, 4.4 or 4.5 shall be applied against the Relevant Tranche and thereafter against the Loan pro rata against the remaining Tranches in accordance with clause 4.7.2.

4.7.4 The Borrowers’ obligations set out in Clause 4.1.1 shall not be affected by any prepayment in respect of the Loan pursuant to clause 4.2.

4.7.5 The Borrowers may not prepay any part of the Loan except as expressly provided in this Agreement.

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5  FEES AND EXPENSES

5.1  Commission

5.1.1 The Borrowers agree to pay to the Agent for the account of the Lenders pro rata in accordance with their Commitments quarterly in arrears from the Execution Date until the end of the Drawdown Period and on the last day of the Drawdown Period commitment commission computed from the Execution Date at a rate of zero point six per cent (0.60%) per annum on the daily amount of the undrawn Loan Facility.

5.1.2 The commission referred to in clause 5.1.1 must be paid by the Borrowers to the Agent, whether or not any part of the Total Commitment is ever advanced and shall be non-refundable.

5.2  Arrangement Fee

The Borrowers shall pay to the Agent on the first Drawdown Date an arrangement fee of USD1,125,000 for the account of the Lenders pro rata in accordance with their Commitments.

5.3  Expenses

The Borrowers agree to reimburse the Banks on a full indemnity basis within ten (10) days of demand all expenses and/or disbursements whatsoever (including without limitation legal, printing, travel and out of pocket expenses and expenses related to the provision of legal and insurance opinions referred to in schedule 3) certified by the Banks or any of them as having been incurred by them from time to time:

5.3.1 in connection howsoever with the syndication of the Loan Facility and with the negotiation, preparation, execution and, where relevant, registration of the Security Documents and of any contemplated or actual amendment, or indulgence or the granting of any waiver or consent howsoever in connection with, any of the Security Documents (including legal fees and any travel expenses); and

5.3.2 in contemplation or furtherance of, or otherwise howsoever in connection with, the exercise or enforcement of, or preservation of any rights, powers, remedies or discretions under any of the Security Documents, or in consideration of the Banks’ rights thereunder or any action proposed or taken following the occurrence of a Default or otherwise in respect of the moneys owing under any of the Security Documents, together with interest at the rate referred to in clause 3.4 from the date on which reimbursement of such expenses and/or disbursements were due following demand to the date of payment (as well after as before judgment).

5.4  Value added tax

All fees and expenses payable pursuant to this Agreement must be paid together with value added tax or any similar tax (if any) properly chargeable thereon in any jurisdiction. Any value added tax chargeable in respect of any services supplied by the Banks or any of them under this Agreement shall, on delivery of the value added tax invoice, be paid in addition to any sum agreed to be paid hereunder.

5.5  Stamp and other duties

The Borrowers must pay all stamp, documentary, registration or other like duties or taxes (including any duties or taxes payable by any of the Banks) imposed on or in connection with any of the Underlying Documents, the Security Documents or the Loan or any Advance and agree to indemnify the Banks or any of them against any liability arising by reason of any delay or omission by the Borrowers to pay such duties or taxes.

6  PAYMENTS AND TAXES; ACCOUNTS AND CALCULATIONS

6.1  No set-off or counterclaim

All payments to be made by the Borrowers under any of the Security Documents must be made in full, without any set off or counterclaim whatsoever and, subject as provided in clause 6.6, free and clear of any

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deductions or withholdings, in USD on or before 11:00 am on the due date in freely available funds to such account at such bank and in such place as the Agent may from time to time specify for this purpose. Save as otherwise provided in this Agreement or any other relevant Security Documents, such payments shall be for the account of all Lenders and the Agent shall distribute such payments in like funds as are received by the Agent to the Lenders rateably, in the proportions which their respective Contributions bear to the aggregate of the Loan and the Advances on the date on which such payment is made.

6.2  Payment by the Lenders

All sums to be advanced by the Lenders to the Borrowers under this Agreement shall be remitted in USD on the relevant Drawdown Date to the account of the Agent at such bank as the Agent may have notified to the Lenders and shall be paid by the Agent on such date in like funds as are received by the Agent to the account specified in the relevant Drawdown Notice.

6.3  Non-Banking Days

When any payment under any of the Security Documents would otherwise be due on a day which is not a Banking Day, the due date for payment shall be extended to the next following Banking Day unless such Banking Day falls in the next calendar month in which case payment shall be made on the immediately preceding Banking Day.

6.4  Calculations

All interest and other payments of an annual nature under any of the Security Documents shall accrue from day to day and be calculated on the basis of actual days elapsed and a three hundred and sixty (360) day year.

6.5  Currency of account

If any sum due from the Borrowers under any of the Security Documents, or under any order or judgment given or made in relation thereto, must be converted from the currency (“the first currency”) in which the same is payable thereunder into another currency (“the second currency”) for the purpose of (i) making or filing a claim or proof against the Borrowers, (ii) obtaining an order or judgment in any court or other tribunal or (iii) enforcing any order or judgment given or made in relation thereto, the Borrowers undertake to indemnify and hold harmless the Lender from and against any loss suffered as a result of any discrepancy between (a) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (b) the rate or rates of exchange at which the Lender may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from the Borrowers under this clause 6.5 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of any of the Security Documents and the term “rate of exchange” includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.

6.6  Grossing-up for Taxes — by the Borrowers

If at any time the Borrowers must make any deduction or withholding in respect of Taxes or deduction in respect of any royalty payment, duty, assessment or other charge or otherwise from any payment due under any of the Security Documents for the account of any Bank or if the Agent or the Security Trustee must make any deduction or withholding from a payment to another Bank or withholding in respect of Taxes from any payment due under any of the Security Documents, the sum due from the Borrowers in respect of such payment must be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the relevant Bank receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding), a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and the Borrowers must indemnify each Bank against

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any losses or costs incurred by it by reason of any failure of the Borrowers to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment Provided however that if any Bank or the Agent or the Security Trustee shall be or become entitled to any Tax credit or relief in respect of any Tax which is deducted from any payment by the Borrowers and it actually receives a benefit from such Tax credit or relief in its country of domicile, incorporation or residence, the relevant Bank or the Agent or the Security Trustee, as the case may be, shall, subject to any laws or regulations applicable thereto, pay to the Borrowers after such benefit is effectively received by the relevant Bank or the Agent or the Security Trustee, as the case may be, such amounts (which shall be conclusively certified by the Agent) as shall ensure that the net amount actually retained by the relevant Bank or the Agent or the Security Trustee, as the case may be, is equal to the amount which would have been retained if there had been no such deduction provided that (i) nothing in this Clause shall prevent the Banks from arranging their respective tax affairs in whichever manner they deem suitable, (ii) the declaration by any Bank of a rebate shall be conclusive and binding and (iii) no Bank shall be required to disclose its tax affairs to the Borrowers. The Borrowers must promptly deliver to the Agent any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any deduction or withholding as aforesaid.

6.7  Grossing-up for Taxes — by the Lenders

If at any time a Lender must make any deduction or withholding in respect of Taxes from any payment due under any of the Security Documents for the account of the Agent or the Security Trustee, the sum due from such Lender in respect of such payment must be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Agent or, as the case may be, the Security Trustee receives on the due date for such payment (and retains free from any liability in respect of such deduction or withholding) a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and each Lender must indemnify the Agent and the Security Trustee against any losses or costs incurred by it by reason of any failure of such Lender to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment.

6.8  Loan account

Each Lender shall maintain, in accordance with its usual practice, an account evidencing the amounts from time to time lent by, owing to and paid to it under the Security Documents. The Agent and/or the Security Trustee shall maintain a control account showing the Loan, the Advances and other sums owing by the Borrowers under the Security Documents and all payments in respect thereof being made from time to time. The control account shall, in the absence of manifest error, be prima facie evidence of the amount from time to time owing by the Borrowers under the Security Documents.

6.9  Agent may assume receipt

Where any sum is to be paid under the Security Documents to the Agent or, as the case may be, the Security Trustee for the account of another person, the Agent or, as the case may be, the Security Trustee may assume that the payment will be made when due and the Agent or, as the case may be, the Security Trustee may (but shall not be obliged to) make such sum available to the person so entitled. If it proves to be the case that such payment was not made to the Agent or, as the case may be, the Security Trustee, then the person to whom such sum was so made available must on request refund such sum to the Agent or, as the case may be, the Security Trustee together with interest thereon sufficient to compensate the Agent or, as the case may be, the Security Trustee for the cost of making available such sum up to the date of such repayment and the person by whom such sum was payable must indemnify the Agent or, as the case may be, the Security Trustee for any and all loss or expense which the Agent or, as the case may be, the Security Trustee may sustain or incur as a consequence of such sum not having been paid on its due date.

6.10  Partial payments

If, on any date on which a payment is due to be made by the Borrowers under any of the Security Documents, the amount received by the Agent from the Borrowers falls short of the total amount of the

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payment due to be made by the Borrowers on such date then, without prejudice to any rights or remedies available to the Agent, the Security Trustee, the Security Trustee and the Lenders under any of the Security Documents, the Agent must apply the amount actually received from the Borrowers in or towards discharge of the obligations of the Borrowers under the Security Documents in the following order, notwithstanding any appropriation made, or purported to be made, by the Borrowers:

6.10.1 first, in or towards payment, on a pro-rata basis, of any unpaid costs and expenses of the Agent and the Security Trustee under any of the Security Documents;

6.10.2 secondly, in or towards payment of any fees payable to the Arranger, the Agent or any of the other Banks under, or in relation to, the Security Documents which remain unpaid;

6.10.3 thirdly, in or towards payment to the Lenders, on a pro rata basis, of any accrued interest owing in respect of the Loan which shall have become due under any of the Security Documents but remains unpaid;

6.10.4 fourthly, in or towards repayment of the Loan which have become due and payable and in or towards payment to the Swap Bank of any sum which shall have become due under the Deutscher Rahmenvertrag but remains unpaid;

6.10.5 fifthly, in or towards payment to the Lenders, on a pro rata basis, of any Break Costs and any other sum relating to the Loan which shall have become due under any of the Security Documents but remains unpaid; and

The order of application set out in clauses 6.10.1 to 6.10.5 may be varied by the Agent if the Majority Lenders so direct, without any reference to, or consent or approval from, the Borrowers.

7  REPRESENTATIONS AND WARRANTIES

7.1  Continuing representations and warranties

The Borrowers represent and warrant to each Bank that:

7.1.1 Due incorporation

each of the Security Parties is duly incorporated and validly existing in good standing, under the laws of its respective country of incorporation, in each case, as a corporation and has power to carry on its respective businesses as it is now being conducted and to own their respective property and other assets to which it has unencumbered legal and beneficial title except as disclosed to the Agent in writing;

7.1.2 Corporate power

each of the Security Parties has power to execute, deliver and perform its obligations and, as the case may be, to exercise its rights under the Underlying Documents and the Security Documents to which it is a party; all necessary corporate, shareholder and other action has been taken to authorise the execution, delivery and on the execution of the Security Documents performance of the same and no limitation on the powers of the Borrowers to borrow or any other Security Party to howsoever incur liability and/or to provide or grant security will be exceeded as a result of borrowing any part of the Loan;

7.1.3 Binding obligations

the Underlying Documents and the Security Documents, when executed, will constitute valid and legally binding obligations of the relevant Security Parties enforceable in accordance with their respective terms;

7.1.4 No conflict with other obligations

the execution and delivery of, the performance of their obligations under, and compliance with the provisions of, the Underlying Documents and the Security Documents by the relevant Security Parties will not (i) contravene any existing applicable law, statute, rule or regulation or any judgment, decree or permit to which any Security Party or other member of the Group is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which any Security Party or any other member of the Group is a party or is subject or by which it or any of its property is bound,

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(iii) contravene or conflict with any provision of the constitutional documents of any Security Party or (iv) result in the creation or imposition of, or oblige any of the Security Parties to create, any Encumbrance (other than a Permitted Encumbrance) on any of the undertakings, assets, rights or revenues of any of the Security Parties;

7.1.5 No default

no Default has occurred;

7.1.6 No litigation or judgments

no Proceedings are current, pending or, to the knowledge of the officers of any Borrower, threatened against any of the Security Parties or any other Group Members or their assets which could have a Material Adverse Effect and there exist no judgments, orders, injunctions which would materially affect the obligations of the Security Parties under the Security Documents;

7.1.7 No filings required

except for the registration of the Mortgages in the relevant register under the laws of the relevant Flag State through the relevant Registry, it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Underlying Documents or any of the Security Documents that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Pertinent Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Pertinent Jurisdiction on or in relation to any of the Underlying Documents or the Security Documents and each of the Underlying Documents and the Security Documents is in proper form for its enforcement in the courts of each Pertinent Jurisdiction;

7.1.8 Required Authorisations and legal compliance

all Required Authorisations have been obtained or effected and are in full force and effect and no Security Party has in any way contravened any applicable law, statute, rule or regulation (including all such as relate to money laundering);

7.1.9 Choice of law

the choice of English law to govern the Underlying Documents and the Security Documents (other than the Mortgages and the Earnings Account Pledges, the Retention Account Pledge, the Alpha Equity Deposit Account Pledge and the DSB Equity Deposit Account Pledge), the choice of the law of the Flag State to govern the Mortgages, the choice of Greek law to govern the Earnings Account Pledges, the Alpha Equity Deposit Account Pledge and the Retention Account Pledge, the choice of German law to govern the DSB Equity Deposit Account Pledge and the submissions by the Security Parties to the jurisdiction of the English courts and the obligations of such Security Parties associated therewith, are valid and binding;

7.1.10 No immunity

no Security Party nor any of their assets is entitled to immunity on the grounds of sovereignty or otherwise from any Proceedings whatsoever;

7.1.11 Financial statements correct and complete

the latest audited and unaudited consolidated financial statements of the Corporate Guarantor in respect of the relevant financial year as delivered to the Agent present or will present fairly and accurately the financial position of the Corporate Guarantor and the consolidated financial position of the Group as at the date thereof and the results of the operations of the Corporate Guarantor and the consolidated results of the operations of the Group for the financial year ended on such date and, as at such date, neither the Corporate Guarantor nor any of its subsidiaries have any significant liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements;

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7.1.12 Pari passu

the obligations of the Borrowers under this Agreement are direct, general and unconditional obligations of the Borrowers and rank at least pari passu with all other present and future unsecured and unsubordinated Indebtedness of the Borrowers except for obligations which are mandatorily preferred by operation of law and not by contract;

7.1.13 Information/ Material Adverse Effect

all information, whatsoever provided by any Security Party to the Agent in connection with the negotiation and preparation of the Security Documents or otherwise provided hereafter in relation to, or pursuant to this Agreement is, or will be, true and accurate in all material respects and not misleading, does or will not omit material facts and all reasonable enquiries have been, or shall have been, made to verify the facts and statements contained therein and there has not occurred any event which could have a Material Adverse Effect on any Security Party since such information was provided to the Agent; there are, or will be, no other facts the omission of which would make any fact or statement therein misleading;

7.1.14 No withholding Taxes

no Taxes anywhere are imposed whatsoever by withholding or otherwise on any payment to be made by any Security Party under the Underlying Documents or the Security Documents to which such Security Party is or is to be a party or are imposed on or by virtue of the execution or delivery by the Security Parties of the Underlying Documents or the Security Documents or any other document or instrument to be executed or delivered under any of the Security Documents;

7.1.15 Use of proceeds

the Borrowers shall apply the Loan only for the purposes specified in clauses 1.1 and 2.1;

7.1.16 The Mortgaged Vessels

throughout the Facility Period, each Mortgaged Vessel will, following its Delivery Date, be:

(a) in the absolute sole, legal and beneficial ownership of the relevant Owner;

(b) registered through the offices of the relevant Registry as a ship under the laws and flag of the relevant Flag State;

(c) in compliance with the ISM Code and the ISPS Code and operationally seaworthy and in every way fit for service;

(d) in good and sea-worthy and cargo-worthy condition; and

(e) classed with the relevant Classification free of all requirements and recommendations of the relevant Classification Society.

7.1.17 Mortgaged Vessels’ employment

Except with the prior written consent of the Lenders there will not be any agreement or arrangement in respect of the employment of any Mortgaged Vessel whereby the Earnings (as defined in the relevant Ship Security Documents) of any Mortgaged Vessel may be shared howsoever with any other person provided that no such consent shall be required if (i) the aggregate Earnings of the Mortgaged Vessels are sufficient to cover the aggregate of the Borrowers’ payment obligations under this Agreement and vessel operating expenses as they fall due and (ii) no Event of Default has occurred which is continuing;

7.1.18 Freedom from Encumbrances

no Mortgaged Vessel nor its Earnings, Insurances or Requisition Compensation (each as defined in the relevant Ship Security Documents) nor the Earnings Accounts, Retention Account, Equity Deposit Accounts nor any Extended Employment Contract in respect of such Mortgaged Vessel nor any other properties or rights which are, or are to be, the subject of any of the Security Documents nor any part thereof will be subject to any Encumbrance except Permitted Encumbrances;

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7.1.19 Environmental Matters

except as may already have been disclosed by the Borrowers in writing to, and acknowledged and accepted in writing by, the Agent:

(a) the Borrowers and, to the best of the Borrowers’ knowledge and belief (having made due enquiry), their respective Environmental Affiliates, have complied with the provisions of all Environmental Laws;

(b) the Borrowers and, to the best of the Borrowers’ knowledge and belief (having made due enquiry), their respective Environmental Affiliates have obtained all Environmental Approvals and are in compliance with all such Environmental Approvals;

(c) no Environmental Claim has been made or threatened or pending against any Borrower, or, to the best of the Borrowers’ knowledge and belief (having made due enquiry), any of their respective Environmental Affiliates; and

(d) there has been no Environmental Incident;

7.1.20 ISM and ISPS Code

With effect from the Delivery Date of its Vessel, each of the Borrowers will comply with and continue to comply with and procure that the Manager complies with and continues to comply with the ISM Code, the ISPS Code and all other statutory and other requirements relative to its business and in particular each Borrower or the Manager will obtain and maintain a valid DOC and SMC for each Mortgaged Vessels and that it and the Manager will implement and continue to implement an ISM SMS;

7.1.21 Copies true and complete

the Certified Copies or originals of the Underlying Documents delivered or to be delivered to the Agent pursuant to clause 8.1 are, or will when delivered be, true and complete copies or, as the case may be, originals of such documents; and such documents constitute valid and binding obligations of the parties thereto enforceable in accordance with their respective terms and there have been no amendments or variations thereof or defaults thereunder;

7.1.22 the Borrowers are the ultimate beneficiaries of the Loan;

7.1.23 no Security Party has incurred any Indebtedness save under this Agreement or as otherwise disclosed to the Agent in writing or as disclosed in the Group’s public filings;

7.1.24 the Corporate Guarantor and all Borrowers have filed all tax and other fiscal returns required to be filed by any tax authority to which they are subject;

7.1.25 no Borrower has an office in England.

7.2  Repetition of representations and warranties

On each day throughout the Facility Period, the Borrowers shall be deemed to repeat the representations and warranties in clause 7 updated mutatis mutandis as if made with reference to the facts and circumstances existing on such day.

8  UNDERTAKINGS

8.1  General

The Borrowers undertake with each Bank that, from the Execution Date until the end of the Facility Period, they will:

8.1.1 Notice of Default and Proceedings

promptly inform the Agent of (a) any Default and of any other circumstances or occurrence which might adversely affect the ability of any Security Party to perform its obligations under any of the Security Documents

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and (b) as soon as the same is instituted or threatened, details of any Proceedings involving any Security Party which could have a material adverse effect on that Security Party and/or the operation of any of the Vessels (including, but not limited to any Total Loss of a Vessel or the occurrence of any Environmental Incident) and will from time to time, if so requested by the Agent, confirm to the Agent in writing that, save as otherwise stated in such confirmation, no Default has occurred and is continuing and no such Proceedings are on foot or threatened;

8.1.2 Authorisation

obtain or cause to be obtained, maintain in full force and effect and comply fully with all Required Authorisations, provide the Agent with Certified Copies of the same and do, or cause to be done, all other acts and things which may from time to time be necessary or desirable under any applicable law (whether or not in the Pertinent Jurisdiction) for the continued due performance of all the obligations of the Security Parties under each of the Security Documents;

8.1.3 Corporate Existence/Ownership

ensure that each Security Party maintains its corporate existence as a body corporate duly organised and validly existing and in good standing under the laws of the Pertinent Jurisdiction and ensure that each Borrower is owned, directly or through other companies, by the Corporate Guarantor for the time being;

8.1.4 Use of proceeds

use the Advances exclusively for the purposes specified in clauses 1.1 and 2.1;

8.1.5 Pari passu

ensure that their obligations under this Agreement shall at all times rank at least pari passu with all their other present and future unsecured and unsubordinated Indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract;

8.1.6 Financial statements

send to the Agent (or procure that is sent):

(a) as soon as possible, but in no event later than 180 days after the end of each of its Financial Years, annual audited (prepared in accordance with US GAAP by a firm of accountants acceptable to the Agent) consolidated balance sheet and profit and loss accounts of the Corporate Guarantor and all companies which are owned, directly or indirectly, or controlled by it (commencing with the Financial Year ending 31 December 2010); and

(b) as soon as possible, but in no event later than 75 days after the end of each 3 month period in each of its Financial Years, the Corporate Guarantor’s unaudited consolidated balance sheet and profit and loss accounts for that 3 month period certified as to their correctness by its chief financial officer.

8.1.7 Reimbursement of MII & MAP Policy premiums

Whether or not any amount is borrowed under this Agreement, reimburse the Agent on the Agent’s written demand the amount of the premium payable by the Agent for the inception or, as the case may be, extension and/or continuance of the MII & MAP Policy (including any insurance tax thereon);

8.1.8 Compliance Certificates

deliver to the Agent on the earlier of (i) the date on which the quarterly reports are delivered under clause 8.1.6 and (ii) the date falling 75 days after the end of the financial quarter to which they refer, a Compliance Certificate together with such supporting information as the Agent may require.

8.1.9 Provision of further information

provide the Agent, and procure that the Corporate Guarantor provide the Agent, with such financial or other information concerning any Borrower and their respective affairs, activities, financial standing, Indebtedness and operations and the performance of the Mortgaged Vessels as the Agent or any Lender (acting through the Agent) may from time to time reasonably require and all other documentation and information as

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any Lender may from time to time require in order to comply with its, and all other relevant, know-your-customer regulations;

8.1.10 Obligations under Security Documents

duly and punctually perform each of the obligations expressed to be imposed or assumed by them under the Security Documents and Underlying Documents and will procure that each of the other Security Parties will, duly and punctually perform each of the obligations expressed to be assumed by it under the Security Documents and the Underlying Documents to which it is a party;

8.1.11 Compliance with ISM Code

comply with, and will procure that any Operator will comply with, and ensure that the Mortgaged Vessels and any Operator comply with the requirements of the ISM Code, including (but not limited to) the maintenance and renewal of valid certificates pursuant thereto throughout the Security Period (as defined in the Mortgages);

8.1.12 Withdrawal of DOC and SMC

immediately inform the Agent if there is any actual withdrawal of their or any Operator’s DOC or the SMC of any Mortgaged Vessel;

8.1.13 Issuance of DOC and SMC

and will procure that any Operator will promptly inform the Agent of the receipt by any Borrower or any Operator of notification that its application for a DOC or any application for an SMC for any Mortgaged Vessel has been refused;

8.1.14 ISPS Code Compliance

and will procure that the Manager or any Operator will:

(a) maintain at all times a valid and current ISSC in respect of each Mortgaged Vessel;

(b) immediately notify the Agent in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC in respect of a Mortgaged Vessel; and

(c) procure that each Mortgaged Vessel will comply at all times with the ISPS Code;

8.1.15 Compliance with Laws and payment of taxes

and will comply with all relevant Environmental Laws, laws, statutes and regulations and pay all taxes for which it is liable as they fall due;

8.1.16 Charters etc.

(i) deliver to the Agent a Certified Copy of each Extended Employment Contract upon its execution, (ii) forthwith on the Agent’s request execute (a) a Charter Assignment in respect thereof and (b) any notice of assignment required in connection therewith and use reasonable efforts to procure the acknowledgement of any such notice of assignment by the relevant charterer (provided that any failure to procure the same shall not constitute an Event of Default) and (iii) pay all legal and other costs incurred by the Agent in connection with any such Charter Assignments, forthwith following the Agent’s demand.

8.1.17 Financial Covenants of the Corporate Guarantor’s Group

procure that

(a) at no time shall the Liquidity of the Group be less than the Minimum Liquidity;

(b) as of the earlier of (i) the Final Delivery Date and (ii) 1 January 2013, the Net Worth of the Group will at all times exceed USD75,000,000;

(c) as of the earlier of (i) the Final Delivery Date and (ii) 1 January 2013, the Total Liabilities divided by the Total Assets (adjusted for market values of vessels calculated in accordance with Clause 8.2.2) shall be less than 75%.

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8.1.18 Inspection

the Agent, at the cost of the Borrowers and upon receipt of at least 15 days written notice, by surveyors or other persons appointed by it for such purpose, to board any Mortgaged Vessel at all other reasonable times for the purpose of inspecting her and to afford all proper facilities for such inspections and for this purpose to give the Agent reasonable advance notice of any intended drydocking of each Vessel (whether for the purpose of classification, survey or otherwise) and to pay the costs in respect of one inspection in each calendar year; and

8.1.19 Delivery

Pay to the Builder all amounts payable on delivery of the Vessels in accordance with the relevant Shipbuilding Contract and take, or as the case may be, ensure that the relevant Borrower, takes delivery of the relevant Vessel.

8.1.20 Subordination

Ensure that all Indebtedness of any Borrower to its shareholders or to any other Group Member is fully subordinated, and to subordinate any Indebtedness issued to it by the Corporate Guarantor, all in a form acceptable to the Agent (acting on the instructions of the Majority Lenders).

8.1.21 Dividends

The Borrowers and Corporate Guarantor may declare or pay dividends or distribute any of their present or future assets, undertakings, rights or revenues in an amount not exceeding 50% of the Net Profits for any relevant financial year to any of their partners, members or shareholders, and the Corporate Guarantor may make such other investments as it may require, only if there has not occurred any Event of Default.

8.1.22 Corporate Guarantee

On the Share Acquisition Date the Borrowers shall procure the delivery to the Security Trustee of:

(a) the Corporate Guarantee duly executed by Navios Acquisition (and upon receipt thereof by the Security Trustee the Corporate Guarantee which was executed on the first Drawdown Date shall terminate and cease to be enforceable, which the Security Trustee shall confirm in writing at that time) ;

(b) such documentation equivalent to that set out in Schedule 3 Part A items (a)-(d) inclusive in respect of Navios Acquisition as the Agent may require;

(c) within 10 Banking Days of the Share Acquisition Date, the opening balance sheet of Navios Acquisition duly audited by a firm of accountants acceptable the Lenders;

(d) a copy of the presentation given to the investors in Navios Acquisition;

(e) a cashflow forecast for the Group for the 3 years following the Share Acquisition Date; and

(f) evidence that Navios Acquisition is the sole shareholder of the Shareholder and the Shareholder is the sole shareholder of each of the Borrowers.

8.2  Security value maintenance

8.2.1 Security shortfall

If, at any time after the first Delivery Date, the Security Value shall be less than the Required Security Amount, the Agent (acting on the instructions of the Majority Lenders) shall give notice to the Borrowers requiring that such deficiency be remedied and then the Borrowers must either:

(a) prepay within a period of thirty (30) days of the date of receipt by the Borrowers of the Agent’s said notice such part of the Delivered Tranches as will result in the Security Value after such prepayment (taking into account any other repayment of the Delivered Tranches made between the date of the notice and the date of such prepayment) being equal to or higher than the Required Security Amount; or

(b) within thirty (30) days of the date of receipt by the Borrowers of the Agent’s said notice constitute to the satisfaction of the Agent such further security for the Loan as shall be acceptable to the

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Majority Lenders having a value for security purposes (as determined by the Agent in its absolute discretion) at the date upon which such further security shall be constituted which, when added to the Security Value, shall not be less than the Required Security Amount as at such date.

The provisions of clauses 4.6 and 4.7 shall apply to prepayments under clause 8.2.1(a) provided that the Agent shall apply such prepayments (i) pro rata against the Tranches, (ii) in reduction of the repayment instalments under clause 4.1 pro rata and the amounts of the Loan prepaid hereunder shall not be available to be re-borrowed.

8.2.2 Valuation of Mortgaged Vessels

Each Mortgaged Vessel shall, for the purposes of this Agreement, be valued (at the Borrowers’ expense) in USD by taking a valuation prepared by any Approved Broker appointed by the Agent, such valuation to be made without physical inspection, and on the basis of a sale for prompt delivery for cash at arms’ length, on normal commercial terms, as between a willing buyer and a willing seller without taking into account the benefit or burden of any charterparty or other engagement concerning the relevant Mortgaged Vessel to be obtained (in addition to (a) above) at any other time as the Agent (acting on the instructions of the Majority Lenders) shall additionally require, at the cost of the Lenders.

The Approved Brokers’ valuations for each Mortgaged Vessel on each such occasion shall constitute the Valuation Amount of such Mortgaged Vessel for the purposes of this Agreement until superceded by the next such valuation.

8.2.3 Information

The Borrowers undertake with the Banks to supply to the Agent and to the Approved Broker such information concerning the relevant Mortgaged Vessel and its condition as such shipbrokers may require for the purpose of determining any Valuation Amount.

8.2.4 Costs

All costs in connection with the obtaining and any determining of any Valuation Amount pursuant to Clause 8.2.2(a) and any valuation either of any additional security for the purposes of ascertaining the Security Value at any time or necessitated by the Borrowers electing to constitute additional security pursuant to clause 8.2.1(b), must be paid by the Borrowers.

8.2.5 Valuation of additional security

For the purposes of this clause 8.2, the market value (i) of any additional security over a ship (other than the Vessels) shall be determined in accordance with clause 8.2.2 and (ii) of any other additional security provided or to be provided to the Banks or any of them shall be determined by the Agent after consultation with the Lenders.

8.2.6 Documents and evidence

In connection with any additional security provided in accordance with this clause 8.2, the Agent shall be entitled to receive (at the Borrowers’ expense) such evidence and documents of the kind referred to in schedule 3 as may in the Agent’s opinion be appropriate and such favourable legal opinions as the Agent shall in its absolute discretion require.

8.3  Negative undertakings

The Borrowers jointly and severally undertake with each Bank that, from the Execution Date until the end of the Facility Period, they will not, without the prior written consent of the Agent (acting on the instructions of the Majority Banks):

8.3.1 Negative pledge

permit any Encumbrance (other than a Permitted Encumbrance) to subsist, arise or be created or extended over all or any part of their respective present or future undertakings, assets, rights or revenues to secure or prefer any present or future Indebtedness or other liability or obligation of any Group Member or any other person;

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8.3.2 No merger or transfer

merge or consolidate with any other person or permit any change to the legal or beneficial ownership of their shares from that existing at the Execution Date;

8.3.3 Disposals

sell, transfer, assign, create security or option over, pledge, pool, abandon, lend or otherwise dispose of or cease to exercise direct control over any part of their present or future undertaking, assets, rights or revenues (otherwise than by transfers, sales or disposals for full consideration in the ordinary course of trading) whether by one or a series of transactions related or not;

8.3.4 Other business or manager

undertake any business other than the ownership and operation of the Ships or employ anyone other than the Manager as commercial and technical manager of the Vessels;

8.3.5 Acquisitions

acquire any further assets other than the Vessels and rights arising under contracts entered into by or on behalf of the Borrowers in the ordinary course of their businesses of owning, operating and chartering the Vessels;

8.3.6 Other obligations

incur any obligations except for obligations arising under the Underlying Documents or the Security Documents or contracts entered into in the ordinary course of their business of owning, operating and chartering the Vessels;

8.3.7 No borrowing

incur any Borrowed Money except for Borrowed Money pursuant to the Security Documents;

8.3.8 Repayment of borrowings

repay or prepay the principal of, or pay interest on or any other sum in connection with any of their Borrowed Money except for Borrowed Money pursuant to the Security Documents;

8.3.9 Guarantees

issue any guarantees or otherwise become directly or contingently liable for the obligations of any person, firm, or corporation except pursuant to the Security Documents and except for guarantees from time to time required in the ordinary course by any protection and indemnity or war risks association with which a Vessel is entered, guarantees required to procure the release of such Vessel from any arrest, detention, attachment or levy or guarantees required for the salvage of a Vessel;

8.3.10 Loans

make any loans or grant any credit (save for normal trade credit in the ordinary course of business) to any person or agree to do so;

8.3.11 Sureties

permit any Indebtedness of any Borrower to any person (other than the Banks pursuant to the Security Documents) to be guaranteed by any person (except for guarantees from time to time required in the ordinary course of business and in the ordinary course by any protection and indemnity or war risks association with which a Vessel is entered, guarantees required to procure the release of such Vessel from any arrest, detention, attachment or levy or guarantees or undertakings required for the salvage of a Vessel and guarantees in favour of the Builder in respect of any Shipbuilding Contract); or

8.3.12 Subsidiaries

form or acquire any Subsidiaries.

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9  CONDITIONS

9.1  Advance of any Advance

The obligation of each Lender to make its Commitment available in respect of any Advance is conditional upon:

9.1.1 that, on or before the service of the first Drawdown Notice hereunder, the Agent has received the documents described in Part A of Schedule 3 in form and substance satisfactory to the Agent and its lawyers;

9.1.2 that, on or before the service of the Drawdown Notice in respect of the Advances referred to in clauses 2.5.1(a) and 2.5.2(a), the Agent has received the documents described in Part B of Schedule 3 in respect of the Relevant Vessel (as defined in Schedule 3) in form and substance satisfactory to the Agent and its lawyers;

9.1.3 that, on or before the service of the Drawdown Notice in respect of the Advances referred to in clauses 2.5.1(b) and 2.5.2(b), the Agent has received the documents described in Part C of Schedule 3 in respect of the Relevant Vessel in form and substance satisfactory to the Agent and its lawyers;

9.1.4 that, on or before service of the Drawdown Notice in respect of Advances referred to in clause 2.5.2(c), the Agent has received the documents described in Part D of Schedule 3 in respect of the Relevant Vessel in form and substance satisfactory to the Agent and its lawyers;

9.1.5 that, on or before service of the Drawdown Notice in respect of Advances referred to in clause 2.5.2(d), the Agent has received the documents described in Part E of Schedule 3 in respect of the Relevant Vessel in form and substance satisfactory to the Agent and its lawyers;

9.1.6 that, on or before service of the Drawdown Notice in respect of Advances referred to in clauses 2.5.1(c) and 2.5.2(e), the Agent has received the documents described in Part F of Schedule 3 in respect of the Relevant Vessel in form and substance satisfactory to the Agent and its lawyers;

9.1.7 that, on or before service of the Drawdown Notice in respect of Advances referred to in clauses 2.5.1(d) and 2.5.2(f), the Agent has received the documents described in Part G of Schedule 3 in respect of the Relevant Vessel in form and substance satisfactory to the Agent and its lawyers;

9.1.8 the representations and warranties contained in clause 7 and clauses 4.1 and 4.2 of the Corporate Guarantee being then true and correct as if each was made with respect to the facts and circumstances existing at such time; and

9.1.9 no Default having occurred and being continuing and there being no Default which would result from the making of the Loan.

9.2  Waiver of conditions precedent

The conditions specified in this clause 9 are inserted solely for the benefit of the Lenders and may be waived by the Agent in whole or in part and with or without conditions only with the consent of the Majority Lenders.

9.3  Further conditions precedent

Not later than five (5) Banking Days prior to the Drawdown Date of an Advance and not later than five (5) Banking Days prior to any Interest Payment Date, the Agent (acting on the instructions of the Majority Lenders) may request and the Borrowers must, not later than two (2) Banking Days prior to such date, deliver to the Agent (at the Borrowers’ expense) on such request further favourable certificates and/or opinions as to any or all of the matters which are the subject of clauses 7, 8, 9 and 10.

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9.4  Release of Shares Pledges

The Lenders agree that upon the drawdown of the final Advance in respect of a Tranche, and receipt of a Negative Pledge in respect of the Owner of the Vessel financed by that Tranche, the Security Trustee shall (provided no Event of Default has occurred) release the Shares Pledge in respect of that Owner.

10  EVENTS OF DEFAULT

10.1  Events

Each of the following events shall constitute an Event of Default (whether such event shall occur voluntarily or involuntarily or by operation of law or regulation or in connection with any judgment, decree or order of any court or other authority or otherwise, howsoever):

10.1.1 Non-payment:  any Security Party fails to pay any sum payable by it under any of the Security Documents at the time, in the currency and in the manner stipulated in the Security Documents or the Underlying Documents (and so that, for this purpose, sums payable (i) under clauses 3.1 and 4.1 shall be treated as having been paid at the stipulated time if (aa) received by the Agent within two (2) days of the dates therein referred to and (bb) such delay in receipt is caused by administrative or other delays or errors within the banking system and (ii) on demand shall be treated as having been paid at the stipulated time if paid within two (2) Banking Days of demand); or

10.1.2 Breach of Insurance and certain other obligations:  any Owner or, as the context may require, the Manager or any other person fails to obtain and/or maintain the Insurances (as defined in, and in accordance with the requirements of, the Ship Security Documents) for any of the Mortgaged Vessels or if any insurer in respect of such Insurances cancels the Insurances or disclaims liability by reason, in either case, of mis-statement in any proposal for the Insurances or for any other failure or default on the part of the Borrowers or any other person or a Borrower commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by them under clause 8; or

10.1.3 Breach of other obligations:  any Security Party commits any breach of or omits to observe any of its obligations or undertakings expressed to be assumed by it under any of the Security Documents (other than those referred to in clauses 10.1.1 and 10.1.2 above) unless such breach or omission, in the opinion of the Agent (following consultation with the Banks) is capable of remedy, in which case the same shall constitute an Event of Default if it has not been remedied within fifteen (15) days of the occurrence thereof; or

10.1.4 Misrepresentation:  any representation or warranty made or deemed to be made or repeated by or in respect of any Security Party in or pursuant to any of the Security Documents or in any notice, certificate or statement referred to in or delivered under any of the Security Documents is or proves to have been incorrect or misleading in any material respect; or

10.1.5 Cross-default:  any Indebtedness of any Borrower or any Indebtedness of any Security Party in an amount exceeding three million Dollars (USD3,000,000) is not paid when due (subject to applicable grace periods) or any such Indebtedness of any Borrower or any Security Party becomes (whether by declaration or automatically in accordance with the relevant agreement or instrument constituting the same) due and payable prior to the date when it would otherwise have become due (unless as a result of the exercise by the relevant Borrower or Security Party of a voluntary right of prepayment), or any creditor of a Borrower or any Security Party becomes entitled to declare any such Indebtedness due and payable or any facility or commitment available to any Borrower or any Security Party relating to Indebtedness is withdrawn, suspended or cancelled by reason of any default (however described) of the person concerned; or

10.1.6 Execution:  any uninsured judgment or order made against any Security Party is not stayed, appealed against or complied with within fifteen (15) days or a creditor attaches or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of any Security Party and is not discharged within thirty (30) days; or

10.1.7 Insolvency:  any Security Party is unable or admits inability to pay its debts as they fall due; suspends making payments on any of its debts or announces an intention to do so; becomes insolvent; or any

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Security Party has negative net worth (taking into account contingent liabilities); or suffers the declaration by any court, liquidator, receiver or administrator of a moratorium in respect of any of its Indebtedness; or

10.1.8 Reduction or loss of capital:  a meeting is convened by any Security Party (other than the Corporate Guarantor) without the Agent’s prior written consent, for the purpose of passing any resolution to purchase, reduce or redeem any of its share capital without the Agent’s prior written consent; or

10.1.9 Dissolution:  any corporate action, Proceedings or other steps are taken to dissolve or wind-up any Security Party or an order is made or resolution passed for the dissolution or winding up of any Security Party or a notice is issued convening a meeting for such purpose; or

10.1.10 Administration:  any petition is presented, notice given or other steps are taken anywhere to appoint an administrator of any Security Party or the Agent reasonably believes that any such petition or other step is imminent or an administration order is made in relation to any Security Party; or

10.1.11 Appointment of receivers and managers:  any administrative or other receiver is appointed anywhere of any Security Party or any part of its assets and/or undertaking or any other steps are taken to enforce any Encumbrance over all or any part of the assets of any Security Party; or

10.1.12 Compositions:  any corporate action, legal proceedings or other procedures or steps are taken, or negotiations commenced, by any Security Party or by any of its creditors (other than the Corporate Guarantor) or any legal proceedings are taken in respect of the Corporate Guarantor, with a view to the general readjustment or rescheduling of all or part of its Indebtedness or to proposing any kind of composition, compromise or arrangement involving such company and any of its creditors; or

10.1.13 Analogous proceedings:  there occurs, in relation to any Security Party, in any country or territory in which any of them carries on business or to the jurisdiction of whose courts any part of their assets is subject, any event which, in the reasonable opinion of the Agent, appears in that country or territory to correspond with, or have an effect equivalent or similar to, any of those mentioned in clauses 10.1.6 to 10.1.12 (inclusive) or any Security Party otherwise becomes subject, in any such country or territory, to the operation of any law relating to insolvency, bankruptcy or liquidation; or

10.1.14 Cessation of business:  any Security Party suspends or ceases or threatens to suspend or cease to carry on its business without the prior written consent of the Agent, such consent not to be unreasonably withheld; or

10.1.15 Seizure:  all or a material part of the undertaking, assets, rights or revenues of, or shares or other ownership interests in, any Security Party are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any Government Entity; or

10.1.16 Invalidity:  any of the Security Documents and the Underlying Documents shall at any time and for any reason become invalid or unenforceable or otherwise cease to remain in full force and effect, or if the validity or enforceability of any of the Security Documents and the Underlying Documents shall at any time and for any reason be contested by any Security Party which is a party thereto, or if any such Security Party shall deny that it has any, or any further, liability thereunder; or

10.1.17 Unlawfulness:  any Unlawfulness occurs or it becomes impossible or unlawful at any time for any Security Party, to fulfil any of the covenants and obligations expressed to be assumed by it in any of the Security Documents or for a Bank to exercise the rights or any of them vested in it under any of the Security Documents or otherwise; or

10.1.18 Repudiation:  any Security Party repudiates any of the Security Documents or does or causes or permits to be done any act or thing evidencing an intention to repudiate any of the Security Documents; or

10.1.19 Encumbrances enforceable:  any Encumbrance (other than Permitted Liens) in respect of any of the property (or part thereof) which is the subject of any of the Security Documents becomes enforceable; or

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10.1.20 Arrest:  a Mortgaged Vessel is arrested, confiscated, seized, taken in execution, impounded, forfeited, detained in exercise or purported exercise of any possessory lien or other claim or otherwise taken from the possession of its Owner and that Owner shall fail to procure the release of such Mortgaged Vessel within a period of thirty (30) days thereafter (this clause does not include capture of a Vessel by pirates); or

10.1.21 Registration:  the registration of a Mortgaged Vessel under the laws and flag of the relevant Flag State is cancelled or terminated without the prior written consent of the Majority Banks; or

10.1.22 Unrest:  the Flag State of a Mortgaged Vessel or the country in which any Security Party is incorporated or domiciled becomes involved in hostilities or civil war or there is a seizure of power in the Flag State by unconstitutional means unless the Owner of the Vessel registered in such Flag State shall have transferred its Vessel onto a new flag acceptable to the Banks within sixty (60) days of the start of such hostilities or civil war or seizure of power; or

10.1.23 Environmental Incidents:  an Environmental Incident occurs which gives rise, or may give rise, to an Environmental Claim which could, in the opinion of the Agent be expected to have a material adverse effect (i) on the business, assets or financial condition of any Security Party or the Group taken as a whole or (ii) on the security constituted by any of the Security Documents or the enforceability of that security in accordance with its terms; or

10.1.24 P&I:  an Owner or the Manager or any other person fails or omits to comply with any requirements of the protection and indemnity association or other insurer with which a Mortgaged Vessel is entered for insurance or insured against protection and indemnity risks (including oil pollution risks) to the effect that any cover (including, without limitation, any cover in respect of liability for Environmental Claims arising in jurisdictions where such Mortgaged Vessel operates or trades) is or may be liable to cancellation, qualification or exclusion at any time; or

10.1.25 Material events:  any other event occurs or circumstance arises which, in the opinion of the Agent (following consultation with the Banks), is likely materially and adversely to affect either (i) the ability of any Security Party to perform all or any of its obligations under or otherwise to comply with the terms of any of the Security Documents or (ii) the security created by any of the Security Documents; or

10.1.26 Required Authorisations:  any Required Authorisation is revoked or withheld or modified or is otherwise not granted or fails to remain in full force and effect or if any exchange control or other law or regulation shall exist which would make any transaction under the Security Documents or the continuation thereof, unlawful or would prevent the performance by any Security Party of any term of any of the Security Documents;

10.1.27 Ownership:  there is any change in the ownership of any Borrower without the prior written consent of the Agent or (following the Share Acquisition Date) the number of shares of and in Navios Acquisition owned by Navios Maritime Holdings Inc., Mrs. Angeliki Frangou and their respective affiliates in aggregate falls below 30% of the issued shares of Navios Acquisition; or

10.1.28 Money Laundering:  any Security Party is in breach of or fails to observe any law, requirement, measure or procedure implemented to combat “money laundering” as defined in Article 1 of the Directive (91/308 EEC) of the Council of the European Communities; or

10.1.29 eutscher Rahmenvertrag:  (i) an Event of Default or Potential Event of Default (or the equivalent under the Deutscher Rahmenvertrag) has occurred and is continuing under the Deutscher Rahmenvertrag or (ii) an Early Termination Date (as defined in the Deutscher Rahmenvertrag) has occurred or been effectively designated under the Deutscher Rahmenvertrag or (iii) a person entitled to do so gives notice of an Early Termination Date (as defined in the Deutscher Rahmenvertrag) or (iv) the Deutscher Rahmenvertrag is terminated, cancelled, suspended, rescinded or revoked or otherwise ceases to remain in full force and effect for any reason.

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10.2  Acceleration

The Agent may, and if so requested by the Majority Lenders shall, without prejudice to any other rights of the Lenders, at any time after the happening of an Event of Default by notice to the Borrowers declare that:

10.2.1 the obligation of each Lender to make its Commitment available shall be terminated, whereupon the Commitment shall be reduced to zero forthwith; and/or

10.2.2 the Loan and all interest accrued and all other sums payable whatsoever under the Security Documents have become due and payable, whereupon the same shall, immediately or in accordance with the terms of such notice, become due and payable.

10.3  Demand Basis

If, under clause 10.2.2, the Agent has declared the Loan to be due and payable on demand, at any time thereafter the Agent may (and if so instructed by the Majority Lenders shall) by written notice to the Borrowers (a) demand repayment of the Loan on such date as may be specified whereupon, regardless of any other provision of this Agreement, the Loan shall become due and payable on the date so specified together with all interest accrued and all other sums payable under this Agreement or (b) withdraw such declaration with effect from the date specified in such notice.

11  INDEMNITIES

11.1  General indemnity

The Borrowers agree to indemnify each Bank on demand, without prejudice to any of such Bank’s other rights under any of the Security Documents, against any loss (including loss of Margin) or expense (including, without limitation, Break Costs) which such Bank shall certify as sustained by it as a consequence of any Default, any prepayment of the Loan being made under clauses 4.2, 4.3, 4.4, 4.5, 8.2.1(a) or 12.1 or any other repayment or prepayment of the Loan or part thereof being made otherwise than on an Interest Payment Date relating to the part of the Loan prepaid or repaid; and/or any Advance not being made for any reason (excluding any default by the Agent, the Security Trustee or any Lender) after the Drawdown Notice for such Advance has been given.

11.2  Environmental indemnity

The Borrowers shall indemnify each Bank on demand and hold it harmless from and against all costs, claims, expenses, payments, charges, losses, demands, liabilities, actions, Proceedings, penalties, fines, damages, judgements, orders, sanctions or other outgoings of whatever nature which may be incurred or made or asserted whensoever against such Bank at any time, whether before or after the repayment in full of principal and interest under this Agreement, arising howsoever out of an Environmental Claim made or asserted against such Bank which would not have been, or been capable of being, made or asserted against such Bank had it not entered into any of the Security Documents or been involved in any of the resulting or associated transactions.

11.3  Capital adequacy and reserve requirements indemnity

The Borrowers shall promptly indemnify each Lender on demand against any cost incurred or loss suffered by such Lender as a result of its complying with (i) the minimum reserve requirements from time to time of the European Central Bank (ii) any capital adequacy directive of the European Union and/or (iii) any revised framework for international convergence of capital measurements and capital standards and/or any regulation imposed by any Government Entity in connection therewith, and/or in connection with maintaining required reserves with a relevant national central bank to the extent that such compliance or maintenance relates to such Lender’s Commitment and/or Contribution or deposits obtained by it to fund the whole or part thereof and to the extent such cost or loss is not recoverable by such Lender under clause 12.2.

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12  UNLAWFULNESS AND INCREASED COSTS

12.1  Unlawfulness

If it is or becomes contrary to any law, directive or regulation for any Lender to contribute to an Advance or to maintain its Commitment or fund its Contribution to the Loan or any Advance, such Lender shall promptly, through the Agent, give notice to the Borrowers whereupon (a) such Lender’s Contribution and Commitment shall be reduced to zero and (b) the Borrowers shall be obliged to prepay such Lender’s Contribution either (i) forthwith or (ii) on a future specified date not being earlier than the latest date permitted by the relevant law, directive or regulation together with interest accrued to the date of prepayment and all other sums payable by the Borrowers under this Agreement.

12.2  Increased costs

If the result of any change in, or in the interpretation or application of, or the introduction of, any law or any regulation, request or requirement (whether or not having the force of law, but, if not having the force of law, with which a Lender or, as the case may be, its holding company habitually complies), including (without limitation) those relating to Taxation, capital adequacy, liquidity, reserve assets, cash ratio deposits and special deposits, is to:

12.2.1 subject any Lender to Taxes or change the basis of Taxation of any Lender with respect to any payment under any of the Security Documents (other than Taxes or Taxation on the overall net income, profits or gains of such Lender imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

12.2.2 increase the cost to, or impose an additional cost on, any Lender or its holding company in making or keeping such Lender’s Commitment available or maintaining or funding all or part of such Lender’s Contribution; and/or

12.2.3 reduce the amount payable or the effective return to any Lender under any of the Security Documents; and/or

12.2.4 reduce any Lender’s or its holding company’s rate of return on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to such Lender’s obligations under any of the Security Documents; and/or

12.2.5 require any Lender or its holding company to make a payment or forgo a return on or calculated by reference to any amount received or receivable by such Lender under any of the Security Documents; and/or

12.2.6 require any Lender or its holding company to incur or sustain a loss (including a loss of future potential profits) by reason of being obliged to deduct all or part of its Contribution or the Loan from its capital for regulatory purposes, then and in each such case (subject to clause 12.3):

(a) such Lender shall notify, via the Agent, the Borrowers in writing of such event promptly upon its becoming aware of the same; and

(b) the Borrowers shall on demand made at any time whether or not such Lender’s Contribution has been repaid, pay to the Agent for the account of such Lender the amount which such Lender specifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which such Lender or its holding company regards as confidential) is required to compensate such Lender and/or (as the case may be) its holding company for such liability to Taxes, cost, reduction, payment , forgone return or loss.

For the purposes of this clause 12.2 “holding company” means the company or entity (if any) within the consolidated supervision of which a Lender is included.

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12.3  Exception

Nothing in clause 12.2 shall entitle any Lender to receive any amount in respect of compensation for any such liability to Taxes, increased or additional cost, reduction, payment, foregone return or loss to the extent that the same is the subject of an additional payment under clause 6.6.

13  APPLICATION OF MONEYS, SET OFF, PRO-RATA PAYMENTS AND MISCELLANEOUS

13.1  Application of moneys

All moneys received by the Agent and/or the Security Trustee under or pursuant to any of the Security Documents and expressed to be applicable in accordance with the provisions of this clause 13.1 or in a manner determined in the Security Trustee’s or (as the case may be) the Agent’s discretion, shall be applied in the following manner:

13.1.1 first, in or towards payment, on a pro-rata basis, of any unpaid costs and expenses of the Banks or any of them under any of the Security Documents;

13.1.2 secondly, in or towards payment of any fees payable to the Arranger, the Agent or any of the other Banks under, or in relation to, the Security Documents which remain unpaid;

13.1.3 thirdly, in or towards payment to the Banks, on a pro rata basis, of any accrued interest owing in respect of the Loan which shall have become due under any of the Security Documents but remains unpaid;

13.1.4 fourthly, in or towards repayment of the Loan (whether the same is due and payable or not); and

13.1.5 fifthly, in or towards payment to the Lenders, on a pro rata basis any Break Costs and any other sum relating to the Loan which shall have become due under any of the Security Documents but remains unpaid;

13.1.6 sixthly, in or towards payment to the Swap Bank of any sum which shall have become due under the Deutscher Rahmenvertrag but remains unpaid;

13.1.7 seventhly, the surplus (if any) shall be paid to the Borrowers or to whomsoever else may then be entitled to receive such surplus.

13.2  Set-off

13.2.1 Each Borrower irrevocably authorises each Bank (without prejudice to any of such Bank’s rights at law, in equity or otherwise), at any time and without notice to the Borrowers, to apply any credit balance to which any Borrower is then entitled standing upon any account of any Borrower with any branch of such Bank in or towards satisfaction of any sum due and payable from the Borrowers to such Bank under any of the Security Documents. For this purpose, each Bank is authorised to purchase with the moneys standing to the credit of such account such other currencies as may be necessary to effect such application.

13.2.2 No Bank shall be obliged to exercise any right given to it by this clause 13.2. Each Bank shall notify the Borrowers through the Agent forthwith upon the exercise or purported exercise of any right of set off giving full details in relation thereto and the Agent shall inform the other Banks.

13.2.3 Nothing in this clause 13.2 shall be effective to create a charge or other security interest.

13.3  Pro rata payments

13.3.1 If at any time any Lender (the “Recovering Lender”) receives or recovers any amount owing to it by the Borrowers under this Agreement (other than pursuant to any other Security Document) by direct payment, set-off or in any manner other than by payment through the Agent pursuant to clauses 6.1 or 6.9 (not being a payment received from a Transferee Bank or a sub-participant in such Lender’s Contribution or any other payment of an amount due to the Recovering Lender for its sole account pursuant to clauses 3.6, 5, 6.6, 11.1, 11.2, 11.3, 12.1, or 12.2), the Recovering Lender shall, within two (2) Banking Days of such receipt or recovery (a “Relevant Receipt”) notify the Agent of the amount of the Relevant Receipt. If the Relevant

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Receipt exceeds the amount which the Recovering Lender would have received if the Relevant Receipt had been received by the Agent and distributed pursuant to clause 6.1 or 6.10 (as the case may be) then:

(a) within two (2) Banking Days of demand by the Agent, the Recovering Lender shall pay to the Agent an amount equal (or equivalent) to the excess;

(b) the Agent shall treat the excess amount so paid by the Recovering Lender as if it were a payment made by the Borrowers and shall distribute the same to the Lenders (other than the Recovering Lenders) in accordance with clause 6.10; and

(c) as between the Borrowers and the Recovering Lender the excess amount so re-distributed shall be treated as not having been paid but the obligations of the Borrowers to the other Lenders shall, to the extent of the amount so re-distributed to them, be treated as discharged.

13.3.2 If any part of the Relevant Receipt subsequently has to be wholly or partly refunded by the Recovering Lender (whether to a liquidator or otherwise) each Lender to which any part of such Relevant Receipt was so re-distributed shall on request from the Recovering Lender repay to the Recovering Lender such Lender’s pro-rata share of the amount which has to be refunded by the Recovering Lender.

13.3.3 Each Lender shall on request supply to the Agent such information as the Agent may from time to time request for the purposes of this clause 13.3.

13.3.4 Notwithstanding the foregoing provisions of this clause 13.3, no Recovering Lender shall be obliged to share any Relevant Receipt which it receives or recovers pursuant to Proceedings taken by it to recover any sums owing to it under this Agreement with any other party which has a legal right to, but does not, either join in such Proceedings or commence and diligently pursue separate Proceedings to enforce its rights in the same or another court (unless the Proceedings instituted by the Recovering Lender are instituted by it without prior notice having been given to such party through the Agent).

13.4  No release

For the avoidance of doubt it is hereby declared that failure by any Recovering Lender to comply with the provisions of clause 13.3 shall not release any other Recovering Lender from any of its obligations or liabilities under clause 13.3.

13.5  No charge

The provisions of this clause 13 shall not, and shall not be construed so as to, constitute a charge or create or declare a trust by a Lender over all or any part of a sum received or recovered by it in the circumstances mentioned in clause 13.3.

13.6  Further assurance

Each Borrower undertakes with each Bank that the Security Documents shall both at the date of execution and delivery thereof and throughout the Facility Period be valid and binding obligations of the respective parties thereto which, with the rights of each Lender thereunder, are enforceable in accordance with their respective terms and that they will, at their expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Security Parties of, any and every such further assurance, document, act or thing as in the reasonable opinion of the Majority Lenders may be necessary or desirable for perfecting the security contemplated or constituted by the Security Documents.

13.7  Conflicts

In the event of any conflict between this Agreement and any of the other Security Documents, the provisions of this Agreement shall prevail.

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13.8  No implied waivers, remedies cumulative

No failure or delay on the part of any of the Banks to exercise any power, right or remedy under any of the Security Documents shall operate as a waiver thereof, nor shall any single or partial exercise by any Bank of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in the Security Documents are cumulative and are not exclusive of any remedies provided by law. No waiver by any Bank shall be effective unless it is in writing.

13.9  Severability

If any provision of this Agreement is prohibited, invalid, illegal or unenforceable in any jurisdiction, such prohibition, invalidity, illegality or unenforceability shall not affect or impair howsoever the remaining provisions thereof or affect the validity, legality or enforceability of such provision in any other jurisdiction.

13.10  Force Majeure

Regardless of any other provision of this Agreement, none of the Banks shall be liable for any failure to perform the whole or any part of this Agreement resulting directly or indirectly from (i) the action or inaction or purported action of any governmental or local authority (ii) any strike, lockout, boycott or blockade (including any strike, lockout, boycott or blockade effected by or upon any Bank or any of its representatives or employees) (iii) any act of God (iv) any act of war (whether declared or not) or terrorism (v) any failure of any information technology or other operational systems or equipment affecting any Bank or (vi) any other circumstances whatsoever outside any Bank’s control.

13.11  Amendments

This Agreement may be amended or varied only by an instrument in writing executed by all parties hereto who irrevocably agree that the provisions of this clause 13.11 may not be waived or modified except by an instrument in writing to that effect signed by all of them.

13.12  Counterparts

This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same agreement which may be sufficiently evidenced by one counterpart.

13.13  English language

All documents required to be delivered under and/or supplied whensoever in connection howsoever with any of the Security Documents and all notices, communications, information and other written material whatsoever given or provided in connection howsoever therewith must either be in the English language or accompanied by an English translation certified by a notary, lawyer or consulate acceptable to the Agent.

14  ACCOUNTS AND RETENTIONS

14.1  General

Each Borrower undertakes with each Bank that it will ensure that:

14.1.1 it will on or before the Delivery Date in respect of its Vessel, open an Earnings Account in its name; and

14.1.2 all moneys payable to any Owner in respect of the Earnings (as defined in the relevant Mortgage) of its Vessel shall, unless and until the Agent (acting on the instructions of the Majority Lenders) directs to the contrary pursuant to the provisions of the relevant Mortgage, be paid to the Earnings Account, Provided however that if any of the moneys paid to any Earnings Account are payable in a currency other than USD, they shall be paid to a sub-account of that Earnings Account denominated in such currency (except that if the Shareholder fails to open such a sub-account, the relevant Account Bank shall then convert such moneys into

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USD at that Account Bank’s spot rate of exchange at the relevant time for the purchase of USD with such currency and the term “spot rate of exchange” shall include any premium and costs of exchange payable in connection with the purchase of USD with such currency).

14.2  Earnings Accounts: withdrawals

Any sums standing to the credit of the Earnings Accounts may be applied from time to time (i) firstly to make the payments required under this Agreement, (ii) secondly, subject to there being no breach of Clause 14.3 and to no Event of Default having occurred, in the operation of the Mortgaged Vessels and (iii) subject to no Event of Default having occurred and to there being at any time sufficient funds to pay amounts due under (i) and (ii) above as they fall due, thirdly for the general corporate purposes of the Borrowers.

14.3  Retention Account: credits and withdrawals

14.3.1 The Borrowers undertake with each Bank that, throughout the Facility Period, they will procure that, on each Retention Date there is paid (whether from the Earnings Accounts or elsewhere) to the Retention Account, the Retention Amount for such date.

14.3.2 Unless and until there shall occur an Event of Default (whereupon the provisions of clause 14.5 shall apply), all Retention Amounts credited to the Retention Account together with interest from time to time accruing or at any time accrued thereon must be applied by the relevant Account Bank (and the Borrowers hereby irrevocably authorise that Account Bank so to apply the same) upon each Repayment Date and/or on each day that interest is payable on the Loan or a Tranche pursuant to clause 3.1, in or towards payment to the Agent of the instalment then falling due for repayment or, as the case may be, the amount of interest then due. Each such application by such Account Bank shall constitute a payment in or towards satisfaction of the Borrowers’ corresponding payment obligations under this Agreement but shall be strictly without prejudice to the obligations of the Borrowers to make any such payment to the extent that the aforesaid application by the said Account Bank is insufficient to meet the same.

14.3.3 Unless the Agent (acting on the instructions of the Majority Banks) otherwise agrees in writing and subject to this clause 14.3.2, Borrowers shall not be entitled to withdraw any moneys from the Retention Account at any time during the Facility Period.

14.4  Application of accounts

At any time after the occurrence of an Event of Default, the Agent may (and on the instructions of the Majority Lenders shall), without notice to the Borrowers, instruct the Account Banks to apply all moneys then standing to the credit of the Earnings Accounts and/or the Retention Account and/or the Equity Deposit Accounts (together with interest from time to time accruing or accrued thereon) in or towards satisfaction of any sums due to the Banks or any of them under the Security Documents in the manner specified in clause 13.1.

14.5  Charging of accounts

The Earnings Accounts, the Retention Account and the Equity Deposit Accounts and all amounts from time to time standing to the credit thereof shall be subject to the security constituted and the rights conferred by the Earnings Account Pledges, the Retention Account Pledge and the Equity Deposit Account Pledges respectively.

14.6  Equity Deposit Accounts

The aggregate credit balances on the Equity Deposit Accounts shall at no time be less than the difference between (i) the aggregate of unpaid instalments under the Shipbuilding Contracts and (ii) the aggregate of the undrawn Commitments and the Borrowers may on each Drawdown Date apply sums from the Equity Deposit Accounts equally in payment of the balance (after taking into account the relevant Advance) of the instalment then payable to the Builder.

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15  ASSIGNMENT, TRANSFER AND LENDING OFFICE

15.1  Benefit and burden

This Agreement shall be binding upon, and enure for the benefit of, the Banks and the Borrowers and their respective successors in title.

15.2  No assignment by Borrowers

No Borrower may assign or transfer any of its rights or obligations under this Agreement.

15.3  Transfers by Banks

any Lender (the “Transferor Lender”) may at any time cause all or any part of its rights, benefits and/or obligations under this Agreement and the other Security Documents to be transferred to another first class international bank or financial institution (in either case a “Transferee Lender”) (i) if such transfer is to another branch, a subsidiary or affiliate of such Lender and (ii) otherwise reasonably acceptable to the Borrowers, in each case by delivering to the Agent a Transfer Certificate duly completed and duly executed by the Transferor Lender and the Transferee Lender provided that any Transferee Lender shall, before transferring its right, benefits and obligations to any other bank or financial institution, give notice thereof to the other Lenders, who shall have the option, to be exercised by notice in writing, to acquire all its part of the rights, benefits and obligations of the Transferee Lender, in which case the Transferor Lender shall transfer the same to that Lender or Lenders in accordance with this Clause 15.3. No such transfer is binding on, or effective in relation to, the Borrowers or the Agent unless (i) it is effected or evidenced by a Transfer Certificate which complies with the provisions of this clause 15.3 and is signed by or on behalf of the Transferor Lender, the Transferee Lender and the Agent (on behalf of itself, the Borrowers and the other Banks) and (ii) such transfer of rights under the other Security Documents has been effected and registered. Upon signature of any such Transfer Certificate by the Agent, which signature shall be effected as promptly as is practicable after such Transfer Certificate has been delivered to the Agent, and subject to the terms of such Transfer Certificate, such Transfer Certificate shall have effect as set out below.

The following further provisions shall have effect in relation to any Transfer Certificate:

15.3.1 a Transfer Certificate may be in respect of a Lender’s rights in respect of all, or part of, its Commitment and shall be in respect of the same proportion of its Contribution;

15.3.2 a Transfer Certificate shall only be in respect of rights and obligations of the Transferor Lender in its capacity as a Lender and shall not transfer its rights and obligations (if applicable) as the Agent and/or Security Trustee, or in any other capacity, as the case may be and such other rights and obligations may only be transferred in accordance with any applicable provisions of this Agreement;

15.3.3 a Transfer Certificate shall take effect in accordance with English law as follows:

(a) to the extent specified in the Transfer Certificate, the Transferor Lender’s payment rights and all its other rights (other than those referred to in clause 15.3.2 above) under this Agreement are assigned to the Transferee Lender absolutely, free of any defects in the Transferor Lender’s title and of any rights or equities which the Borrowers had against the Transferor Lender and the Transferee Lender assumes all obligations of the Transferor Lender as are transferred by such Transfer Certificate;

(b) the Transferor Lender’s Commitment is discharged to the extent specified in the Transfer Certificate;

(c) the Transferee Lender becomes a Lender with a Contribution and/or a Commitment in respect of the Loan Facility of the amounts specified in the Transfer Certificate;

(d) the Transferee Lender becomes bound by all the provisions of this Agreement and the Security Documents which are applicable to the Lenders generally, including those about pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Agent and the Security Trustee and to

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the extent that the Transferee Lender becomes bound by those provisions, the Transferor Lender ceases to be bound by them;

(e) an Advance or part of an Advance which the Transferee Lender makes after the Transfer Certificate comes into effect ranks in point of priority and security in the same way as it would have ranked had it been made by the Transferor Lender, assuming that any defects in the Transferor Lender’s title and any rights or equities of any Security Party against the Transferor Lender had not existed; and

(f) the Transferee Lender becomes entitled to all the rights under this Agreement which are applicable to the Lenders generally, including but not limited to those relating to the Majority Lenders and those under clauses 3.6, 5 and 12 and to the extent that the Transferee Lender becomes entitled to such rights, the Transferor Lender ceases to be entitled to them;

15.3.4 the rights and equities of the Borrowers or of any other Security Party referred to above include, but are not limited to, any right of set-off and any other kind of cross-claim; and

15.3.5 the Borrowers, the Account Banks, the Security Trustee, the Agent and the Lenders hereby irrevocably authorise and instruct the Agent to sign any such Transfer Certificate on their behalf and undertake not to withdraw, revoke or qualify such authority or instruction at any time. Promptly upon its signature of any Transfer Certificate, the Agent shall notify the Borrowers, the Transferor Lender and the Transferee Lender.

15.4  Reliance on Transfer Certificate

15.4.1 The Agent shall be entitled to rely on any Transfer Certificate believed by it to be genuine and correct and to have been presented or signed by the persons by whom it purports to have been presented or signed, and shall not be liable to any of the parties to this Agreement and the Security Documents for the consequences of such reliance.

15.4.2 The Agent shall at all times during the continuation of this Agreement maintain a register in which it shall record the name, Commitments, Contributions and administrative details (including the lending office) from time to time of the Lenders holding a Transfer Certificate and the date at which the transfer referred to in such Transfer Certificate held by each Lender was transferred to such Lender, and the Agent shall make the said register available for inspection by any Lender or the Borrowers during normal banking hours upon receipt by the Agent of reasonable prior notice requesting the Agent to do so.

15.4.3 The entries on the said register shall, in the absence of manifest error, be conclusive in determining the identities of the Commitments, the Contributions and the Transfer Certificates held by the Lenders from time to time and the principal amounts of such Transfer Certificates and may be relied upon by all parties to this Agreement.

15.5  Transfer fees and expenses

Any Transferor Lender who causes the transfer of all or any part of its rights, benefits and/or obligations under the Security Documents in accordance with the foregoing provisions of this clause 15, must, on each occasion, pay to the Agent a transfer fee of one thousand five hundred Dollars (USD 1,500) and, in addition, be responsible for all other costs and expenses (including, but not limited to, reasonable legal fees and expenses) associated therewith and all value added tax thereon, as well as those of the Agent (in addition to its fee as aforesaid) in connection with such transfer.

15.6  Documenting transfers

If any Lender assigns all or any part of its rights or transfers all or any part of its rights, benefits and/or obligations as provided in clause 15.3, each Borrower undertakes, immediately on being requested to do so by the Agent and at the cost of the Transferor Lender, to enter into, and procure that the other Security Parties shall (at the cost of the Transferor Lender) enter into, such documents as may be necessary or desirable to transfer to the Transferee Lender all or the relevant part of such Lender’s interest in the Security Documents

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and all relevant references in this Agreement to such Lender shall thereafter be construed as a reference to the Transferor Lender and/or its Transferee Lender (as the case may be) to the extent of their respective interests.

15.7  Sub-Participation

A Lender may sub-participate all or any part of its rights and/or obligations under the Security Documents at its own expense without the consent of, or notice to, the Borrowers but with prior written notice to the other Lenders.

15.8  Lending office

Each Lender shall lend through its office at the address specified in schedule 1 or, as the case may be, in any relevant Transfer Certificate or through any other office of such Lender selected from time to time by it through which such Lender wishes to lend for the purposes of this Agreement. If the office through which a Lender is lending is changed pursuant to this clause 15.8, such Lender shall notify the Agent promptly of such change and the Agent shall notify the Borrowers, the Security Trustee, the Agent, the Account Banks and the other Lenders.

15.9  Disclosure of information

A Bank may disclose to any of its branches and affiliates, its head office, any relevant fiscal authorities a prospective assignee, transferee or to any other person who may propose entering into contractual relations with such Bank in relation to this Agreement and/or the Deutscher Rahmenvertrag such information about the Borrowers and/or the other Security Parties and/or the Loan and/or the Security Documents as such Bank shall consider appropriate in relation to any transfer and/or enforcement hereunder.

16  ARRANGER, AGENT AND SECURITY TRUSTEE

16.1  Appointment of the Agent

The Swap Bank and each Lender irrevocably appoints the Agent as its agent for the purposes of this Agreement and such of the Security Documents to which it may be appropriate for the Agent to be party. Accordingly each of the Lenders and the Swap Bank hereby authorise the Agent:

16.1.1 to execute such documents as may be approved by the Majority Lenders for execution by the Agent; and

16.1.2 (whether or not by or through employees or agents) to take such action on such Lender’s behalf and to exercise such rights, remedies, powers and discretions as are specifically delegated to the Agent by any Security Document, together with such powers and discretions as are reasonably incidental thereto.

16.2  Agent’s actions

Any action taken by the Agent under or in relation to any of the Security Documents whether with requisite authority or on the basis of appropriate instructions received from the Majority Lenders (or as otherwise duly authorised) shall be binding on all the Banks.

16.3  Agent’s and Agent’s duties

16.3.1 The Agent shall promptly notify each Lender of (i) the contents of each notice, certificate or other document received by it from the Borrowers under or pursuant to clauses 8.1.1, 8.1.6, 8.1.9, 8.1.10, 8.1.13 and 8.1.17 and (ii) any information it receives which is material to the Borrowers’ ability to repay the Loan; and

16.3.2 The Agent shall (subject to the other provisions of this clause 16) take (or instruct the Security Trustee to take) such action or, as the case may be, refrain from taking (or authorise the Security Trustee to refrain from taking) such action with respect to the exercise of any of its rights, remedies, powers and discretions as agent, as the Majority Lenders may direct.

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16.4  Security Trustee’s and Agent’s rights

The Security Trustee and the Agent may:

16.4.1 in the exercise of any right, remedy, power or discretion in relation to any matter, or in any context, not expressly provided for by this Agreement or any of the other Security Documents, act or, as the case may be, refrain from acting (or authorise the Security Trustee to act or refrain from acting) in accordance with the instructions of the Lenders, and shall be fully protected in so doing;

16.4.2 unless and until it has received directions from the Majority Lenders, take such action or, as the case may be, refrain from taking such action (or authorise the Security Trustee to take or refrain from taking such action) in respect of a Default of which the Agent has actual knowledge as it shall consider advisable in the best interests of the Lenders (but shall not be obliged to do so);

16.4.3 refrain from acting (or authorise the Security Trustee to refrain from acting) in accordance with any instructions of the Lenders to institute any Proceedings arising out of or in connection with any of the Security Documents until it and/or the Security Trustee has been indemnified and/or secured to its satisfaction against any and all costs, expenses or liabilities (including legal fees) which it would or might incur as a result;

16.4.4 deem and treat (i) each Lender as the person entitled to the benefit of the Contribution of such Lender for all purposes of this Agreement unless and until a notice shall have been filed with the Agent pursuant to clause 15.3 and shall have become effective, and (ii) the office set opposite the name of each of the Lenders in schedule 1 as its lending office unless and until a written notice of change of lending office shall have been received by the Agent and the Agent may act upon any such notice unless and until the same is superseded by a further such notice;

16.4.5 rely as to matters of fact which might reasonably be expected to be within the knowledge of any Security Party upon a certificate signed by any director or officer of the relevant Security Party on behalf of the relevant Security Party; and

16.4.6 do anything which is in its opinion necessary or desirable to comply with any law or regulation in any jurisdiction.

16.5  No Liability of Agent or Arranger

None of the Security Trustee, the Agent, the Arranger nor any of their respective employees and agents shall:

16.5.1 be obliged to make any enquiry as to the use of any of the proceeds of the Loan unless (in the case of the Agent) so required in writing by a Lender, in which case the Agent shall promptly make the appropriate request to the Borrowers; or

16.5.2 be obliged to make any enquiry as to any breach or default by the Borrowers or any other Security Party in the performance or observance of any of the provisions of the Security Documents or as to the existence of a Default unless (in the case of the Agent) the Agent has actual knowledge thereof or has been notified in writing thereof by a Bank, in which case the Agent shall promptly notify the Banks of the relevant event or circumstance; or

16.5.3 be obliged to enquire whether or not any representation or warranty made by the Borrowers or any other Security Party pursuant to this Agreement or any of the other Security Documents is true; or

16.5.4 be obliged to do anything (including, without limitation, disclosing any document or information) which would, or might in its opinion, be contrary to any law or regulation or be a breach of any duty of confidentiality or otherwise be actionable or render it liable to any person; or

16.5.5 be obliged to account to any Lender for any sum or the profit element of any sum received by it for its own account; or

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16.5.6 be obliged to institute any Proceedings arising out of or in connection with any of the Security Documents other than on the instructions of the Majority Lenders; or

16.5.7 be liable to any Lender for any action taken or omitted under or in connection with any of the Security Documents unless caused by its gross negligence or wilful misconduct.

For the purposes of this clause 16, none of the Security Trustee, the Arranger or the Agent shall be treated as having actual knowledge of any matter of which the corporate finance or any other division outside the agency or loan administration department of the Arranger, the Security Trustee or the Agent or the person for the time being acting as the Arranger, the Security Trustee or the Agent may become aware in the context of corporate finance, advisory or lending activities from time to time undertaken by the Arranger, the Security Trustee or the Agent or, as the case may be, the Security Trustee or Agent for any Security Party or any other person which may be a trade competitor of any Security Party or may otherwise have commercial interests similar to those of any Security Party.

16.6  Non — reliance on Arranger, Security Trustee or Agent

Each Lender and the Swap Bank acknowledges that it has not relied on any statement, opinion, forecast or other representation made by the Arranger, the Security Trustee or the Agent to induce it to enter into any of the Security Documents and that it has made and will continue to make, without reliance on the Arranger, the Security Trustee or the Agent and based on such documents as it considers appropriate, its own appraisal of the creditworthiness of the Security Parties and its own independent investigation of the financial condition, prospects and affairs of the Security Parties in connection with the making and continuation of such Lender’s Commitment or Contribution under this Agreement. Neither of the Arranger, the Security Trustee and the Agent shall have any duty or responsibility, either initially or on a continuing basis, to provide any Lender or the Swap Bank with any credit or other information with respect to any Security Party whether coming into its possession before the making of any Advance or the Loan or at any time or times thereafter other than as provided in clause 16.3.1.

16.7  No responsibility on the Arranger, the Security Trustee or Agent for Borrowers’ performance

None of the Arranger, the Security Trustee or the Agent shall have any responsibility or liability to any Lender or the Swap Bank:

16.7.1 on account of the failure of any Security Party to perform its obligations under any of the Security Documents; or

16.7.2 for the financial condition of any Security Party; or

16.7.3 for the completeness or accuracy of any statements, representations or warranties in any of the Security Documents or any document delivered under any of the Security Documents; or

16.7.4 for the execution, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence of any of the Security Documents or of any certificate, report or other document executed or delivered under any of the Security Documents; or

16.7.5 to investigate or make any enquiry into the title of the Borrowers or any other Security Party to the Vessels or any other security or any part thereof; or

16.7.6 for taking or omitting to take any other action under or in relation to any of the Security Documents or any aspect of any of the Security Documents; or

16.7.7 on account of the failure of the Security Trustee to perform or discharge any of its duties or obligations under the Security Documents; or

16.7.8 otherwise in connection with the Security Documents or their negotiation or for acting (or, as the case may be, refraining from acting) in accordance with the instructions of the Lenders.

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16.8  Reliance on documents and professional advice

Each of the Arranger, the Security Trustee and the Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper person and shall be entitled to rely as to legal or other professional matters on opinions and statements of any legal or other professional advisers selected or approved by it (including those in the Arranger’s, the Security Trustee’s or Agent’s employment).

16.9  Other dealings

Each of the Arranger, the Security Trustee and the Agent may, without any liability to account to the Lenders, accept deposits from, and generally engage in any kind of banking or other business with, and provide advisory or other services to, any Security Party or any company in the same group of companies as such Security Party or any of the Lenders as if it were not the Arranger, the Security Trustee or Agent.

16.10  Rights of Agent, Agent as Lender; no partnership

With respect to its own Commitment and Contribution (if any) the Security Trustee and the Agent shall have the same rights and powers under the Security Documents as any other Lender and may exercise the same as though it were not performing the duties and functions delegated to it under this Agreement and the term “Lenders” shall, unless the context clearly otherwise indicates, include the Security Trustee and the Agent in their respective individual capacity as a Lender. This Agreement shall not be construed so as to constitute a partnership between the parties or any of them.

16.11  Amendments and waivers

16.11.1 Subject to clause 16.11, the Arranger, the Security Trustee and/or the Agent (as the case may be) may, with the consent of the Majority Lenders (or if and to the extent expressly permitted by the other provisions of any of the Security Documents) and, if so instructed by the Majority Lenders, shall:

16.11.2 agree (or authorise the Security Trustee to agree) amendments or modifications to any of the Security Documents with the Borrowers and/or any other Security Party; and/or

16.11.3 vary or waive breaches of, or defaults under, or otherwise excuse performance of, any provision of any of the other Security Documents by the Borrowers and/or any other Security Party (or authorise the Security Trustee to do so).

Any such action so authorised and effected by the Agent shall be documented in such manner as the Security Trustee and/or the Agent (as the case may be) shall (with the approval of the Majority Lenders) determine, shall be promptly notified to the Lenders by the Security Trustee and/or the Agent (as the case may be) and (without prejudice to the generality of clause 16.2) shall be binding on the Lenders.

16.11.4 Except with the prior written consent of the Lenders, the Security Trustee and the Agent shall have no authority on behalf of the Lenders to agree (or authorise the Security Trustee to agree) with the Borrowers and/or any other Security Party any amendment or modification to any of the Security Documents or to grant (or authorise the Security Trustee to grant) waivers in respect of breaches or defaults or to vary or excuse (or authorise the Security Trustee to vary or excuse) performance of or under any of the Security Documents by the Borrowers and/or any other Security Party, if the effect of such amendment, modification, waiver or excuse would be to:

(a) reduce the Margin, postpone the due date or reduce the amount of any payment of principal, interest or other amount payable by any Security Party under any of the Security Documents;

(b) change the currency in which any amount is payable by any Security Party under any of the Security Documents;

(c) increase any Lender’s Commitment;

(d) extend any Maturity Date;

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(e) change any provision of any of the Security Documents which expressly or impliedly requires the approval or consent of all the Lenders such that the relevant approval or consent may be given otherwise than with the sanction of all the Lenders;

(f) change the order of distribution under clauses 6.10 and 13.1;

(g) change this clause 16.11;

(h) change the definition of “Majority Lenders” in clause 1.2;

(i) release any Security Party from the security constituted by any Security Document (except as required by the terms thereof or by law) or change the terms and conditions upon which such security or guarantee may be, or is required to be, released.

16.12  Reimbursement and indemnity by Lenders

Each Lender shall reimburse the Security Trustee and the Agent (rateably in accordance with such Lender’s Commitment or, after the first Advance or the Loan has been drawn, its Contribution,) to the extent that the Security Trustee or the Agent is not reimbursed by the Borrowers, for the costs, charges and expenses incurred by the Security Trustee or the Agent which are expressed to be payable by the Borrowers under clause 5.3 including (in each case), without limitation, the fees and expenses of legal or other professional advisers provided that, if following any payment to the Security Trustee or the Agent by a Lender under this clause the Security Trustee or the Agent receives payment from the Borrowers in respect of the same costs, fees or expenses, the Security Trustee or the Agent shall upon receipt thereof reimburse the relevant Lender. Each Lender must on demand indemnify the Security Trustee or the Agent (rateably in accordance with such Lender’s Commitment or, after the first Advance or the Loan has been drawn, its Contribution) against all liabilities, damages, costs and claims whatsoever incurred by the Security Trustee in connection with any of the Security Documents or the performance of its duties under any of the Security Documents or any action taken or omitted by the Security Trustee or, as the case may be, the Agent, under any of the Security Documents, unless such liabilities, damages, costs or claims arise from the Security Trustee’s or as the case may be, the Agent’s own gross negligence or wilful misconduct.

16.13  Retirement of the Agent

16.13.1 The Agent may, having given to the Borrowers and each of the Lenders not less than fifteen (15) days’ notice of its intention to do so, retire from its appointment as the Agent under this Agreement, provided that no such retirement shall take effect unless there has been appointed by the Lenders as a successor agent:

(a) a company in the same group of companies as the Agent,

(b) a Lender nominated by the Majority Lenders or, failing such a nomination,

(c) any reputable and experienced bank or financial institution nominated by the retiring Agent.

and written confirmation (in a form acceptable to the Lenders) of such acceptance agreeing to be bound by this Agreement in the capacity of the Agent as if it had been an original party to this Agreement.

Any corporation into which the retiring Agent and/or the retiring Security Trustee (as the case may be) may be merged or converted or any corporation with which the Security Trustee and/or the Agent (as the case may be) may be consolidated or any corporation resulting from any merger, conversion, amalgamation, consolidation or other reorganisation to which the Security Trustee or the Agent (as the case may be) shall be a party shall, to the extent permitted by applicable law, be the successor Agent or Security Trustee under this Agreement and the other Security Documents without the execution or filing of any document or any further act on the part of any of the parties to the Security Documents save that notice of any such merger, conversion, amalgamation, consolidation or other reorganisation shall forthwith be given to each Security Party and the Lenders. Prior to any such successor being appointed, the Agent agrees to consult with the Borrowers

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and the Lenders as to the identity of the proposed successor and to take account of any reasonable objections which the Borrowers and the Lenders may raise to such successor being appointed.

16.13.2 If the Majority Lenders, acting reasonably, are of the opinion that the Security Trustee or Agent is unable to fulfil its respective obligations under this Agreement in a professional and acceptable manner, then they may require the Security Trustee or Agent, by written notice, to resign in accordance with clause 16.13.1, which the Agent shall promptly do, and the terms of clause 16.13.1 shall apply to the appointment of any substitute Security Trustee or Agent, save that the same shall be appointed by the Majority Lenders and not by all of the Lenders.

16.13.3 Upon any such successor as aforesaid being appointed, the retiring Agent or, as the case may be, the Security Trustee shall be discharged from any further obligation under the Security Documents (but shall continue to have the benefit of this clause 16 in respect of any action it has taken or refrained from taking prior to such discharge) and its successor and each of the other parties to this Agreement shall have the same rights and obligations among themselves as they would have had if such successor had been a party to this Agreement in place of the retiring Agent or Security Trustee. The retiring Agent or Agent shall (at its own expense) provide its successor with copies of such of its records as its successor reasonably requires to carry out its functions under the Security Documents.

16.14  Appointment and retirement of Security Trustee

16.14.1 Appointment

Each of the Lenders, the Swap Bank and the Agent irrevocably appoints the Security Trustee as its Security Trustee and trustee for the purposes of the Security Documents, in each case on the terms set out in this Agreement. Accordingly, each of the Lenders, the Swap Bank and the Agent hereby authorises the Security Trustee (whether or not by or through employees or agents) to take such action on its behalf and to exercise such rights, remedies, powers and discretions as are specifically delegated to the Security Trustee by this Agreement and/or the Security Documents, together with such powers and discretions as are reasonably incidental thereto.

16.14.2 Retirement

Without prejudice to clause 16.13, the Security Trustee may, having given to the Borrowers and each of the Lenders and the Swap Bank not less than fifteen (15) days’ notice of its intention to do so, retire from its appointment as Security Trustee under this Agreement and any Trust Deed, provided that no such retirement shall take effect unless there has been appointed by the Lenders and the Agent as a successor Security Trustee and trustee:

(a) a company in the same group of companies of the Security Trustee nominated by the Security Trustee which the Lenders hereby irrevocably and unconditionally agree to appoint or, failing such nomination,

(b) a Lender or trust corporation nominated by the Majority Lenders or, failing such a nomination,

(c) any bank or trust corporation nominated by the retiring Security Trustee,

and, in any case, such successor Security Trustee and trustee shall have duly accepted such appointment by delivering to the Agent (i) written confirmation (in a form acceptable to the Agent) of such acceptance agreeing to be bound by this Agreement in the capacity of Security Trustee as if it had been an original party to this Agreement and (ii) a duly executed Trust Deed.

Any corporation into which the retiring Security Trustee may be merged or converted or any corporation with which the Security Trustee may be consolidated or any corporation resulting from any merger, conversion, amalgamation, consolidation or other reorganisation to which the Security Trustee shall be a party shall, to the extent permitted by applicable law, be the successor Security Trustee under this Agreement, any Trust Deed and the other Security Documents without the execution or filing of any document or any further act on the part of any of the parties to this Agreement, any Trust Deed and the other Security Documents save

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that notice of any such merger, conversion, amalgamation, consolidation or other reorganisation shall forthwith be given to each Security Party, the Swap Bank and the Lenders. Prior to any such successor being appointed, the Security Trustee agrees to consult with the Borrowers as to the identity of the proposed successor and to take account of any reasonable objections which the Borrowers may raise to such successor being appointed.

Upon any such successor as aforesaid being appointed, the retiring Security Trustee shall be discharged from any further obligation under the Security Documents (but shall continue to have the benefit of this clause 16 in respect of any action it has taken or refrained from taking prior to such discharge) and its successor and each of the other parties to this Agreement shall have the same rights and obligations among themselves as they would have had if such successor had been a party to this Agreement in place of the retiring Security Trustee. The retiring Security Trustee shall (at its own expense) provide its successor with copies of such of its records as its successor reasonably requires to carry out its functions under the Security Documents.

16.15  Powers and duties of the Security Trustee

16.15.1 The Security Trustee shall have no duties, obligations or liabilities to any of the Lenders and the Agent beyond those expressly stated in any of the Security Documents. Each of the Agent and the Swap Bank, the Lenders hereby authorises the Security Trustee to enter into and execute:

(a) each of the Security Documents to which the Security Trustee is or is intended to be a party; and

(b) any and all such other Security Documents as may be approved by the Agent in writing (acting on the instructions of the Majority Lenders) for entry into by the Security Trustee,

and, in each and every case, to hold any and all security thereby created upon trust for the Lenders, the Swap Bank and the Agent for the time being in the manner contemplated by this Agreement.

16.15.2 Subject to clause 16.15.3 the Security Trustee may, with the prior consent of the Majority Lenders communicated in writing by the Agent, concur with any of the Security Parties to:

(a) amend, modify or otherwise vary any provision of the Security Documents to which the Security Trustee is or is intended to be a party; or

(b) waive breaches of, or defaults under, or otherwise excuse performance of, any provision of the Security Documents to which the Security Trustee is or is intended to be a party; or

(c) give any consents to any Security Party in respect of any provision of any Security Document.

Any such action so authorised and effected by the Security Trustee shall be promptly notified to the Lenders, the Swap Bank and the Agent by the Security Trustee and shall be binding on the other Banks.

16.15.3 The Security Trustee shall not concur with any Security Party with respect to any of the matters described in clause 16.11.4 without the consent of the Lenders communicated in writing by the Agent.

16.15.4 The Security Trustee shall (subject to the other provisions of this clause 16) take such action or, as the case may be, refrain from taking such action, with respect to any of its rights, powers and discretions as Security Trustee and trustee, as the Agent may direct. Subject as provided in the foregoing provisions of this clause, unless and until the Security Trustee has received such instructions from the Agent, the Security Trustee may, but shall not be obliged to, take (or refrain from taking) such action under or pursuant to the Security Documents referred to in clause 16.14 as the Security Trustee shall deem advisable in the best interests of the Banks provided that (for the avoidance of doubt), to the extent that this clause might otherwise be construed as authorising the Security Trustee to take, or refrain from taking, any action of the nature referred to in clause 16.15.2 — and for which the prior consent of the Lenders is expressly required under clause 16.15.3 — clauses 16.15.2 and 16.15.3 shall apply to the exclusion of this clause.

16.15.5 None of the Lenders, the Swap Bank nor the Agent shall have any independent power to enforce any of the Security Documents referred to in clause 16.14 or to exercise any rights, discretions or powers or to grant any consents or releases under or pursuant to such Security Documents or any of them or otherwise have

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direct recourse to the security and/or guarantees constituted by such Security Documents or any of them except through the Security Trustee.

16.15.6 For the purpose of this clause 16, the Security Trustee may, rely and act in reliance upon any information from time to time furnished to the Security Trustee by the Agent (whether pursuant to clause 16.15.7 or otherwise) unless and until the same is superseded by further such information, so that the Security Trustee shall have no liability or responsibility to any party as a consequence of placing reliance on and acting in reliance upon any such information unless the Security Trustee has actual knowledge that such information is inaccurate or incorrect.

16.15.7 Without prejudice to the foregoing each of the Agent, the Swap Bank and the Lenders (whether directly or through the Agent) shall provide the Security Trustee with such written information as it may reasonably require for the purpose of carrying out its duties and obligations under the Security Documents referred to in clause 16.14.

16.16  Trust provisions

16.16.1 The trusts constituted or evidenced in or by this Agreement and the Trust Deed shall remain in full force and effect until whichever is the earlier of:

(a) the expiration of a period of eighty (80) years from the date of this Agreement; and

(b) receipt by the Security Trustee of confirmation in writing by the Agent that there is no longer outstanding any Indebtedness (actual or contingent) which is secured or guaranteed or otherwise assured by or under any of the Security Documents, and the parties to this Agreement declare that the perpetuity period applicable to this Agreement and the trusts declared by the Trust Deed shall for the purposes of the Perpetuities and Accumulations Act 1964 be the period of eighty (80) years from the date of this Agreement.

16.16.2 In its capacity as trustee in relation to the Security Documents specified in clause 16.14, the Security Trustee shall, without prejudice to any of the powers, discretions and immunities conferred upon trustees by law (and to the extent not inconsistent with the provisions of any of those Security Documents), have all the same powers and discretions as a natural person acting as the beneficial owner of such property and/or as are conferred upon the Security Trustee by any of those Security Documents.

16.16.3 It is expressly declared that, in its capacity as trustee in relation to the Security Documents specified in clause 16.14, the Security Trustee shall be entitled, subject to the consent of the Lenders, to invest moneys forming part of the security and which, in the opinion of the Security Trustee, may not be paid out promptly following receipt in the name or under the control of the Security Trustee in any of the investments for the time being authorised by law for the investment by trustees of trust moneys or in any other property or investments whether similar to the aforesaid or not or by placing the same on deposit in the name or under the control of the Security Trustee as the Security Trustee may think fit without being under any duty to diversify its investments and the Security Trustee may at any time vary or transpose any such property or investments for or into any others of a like nature and shall not be responsible for any loss due to depreciation in value or otherwise of such property or investments. Any investment of any part or all of the security may, at the discretion of the Security Trustee, be made or retained in the names of nominees.

16.17  Independent action by Banks

None of the Banks shall enforce, exercise any rights, remedies or powers or grant any consents or releases under or pursuant to, or otherwise have a direct recourse to the security and/or guarantees constituted by any of the Security Documents without the prior written consent of the Majority Lenders but, provided such consent has been obtained, it shall not be necessary for any other Bank to be joined as an additional party in any Proceedings for this purpose.

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16.18  Common Agent and Security Trustee

The Agent and the Security Trustee have entered into the Security Documents in their separate capacities (a) as agent for the Lenders under and pursuant to this Agreement (in the case of the Agent) and (b) as Security Trustee and trustee for the Lenders, the Swap Bank and the Agent under and pursuant to this Agreement, to hold the guarantees and/or security created by the Security Documents specified in clause 16.14 on the terms set out in such Security Documents (in the case of the Security Trustee). If and when the Agent and the Security Trustee are the same entity and any Security Document provides for the Agent to communicate with or provide instructions to the Security Trustee (and vice versa), all parties to this Agreement agree that any such communications or instructions on such occasions are unnecessary and are hereby waived.

16.19  Co-operation to achieve agreed priorities of application

The Lenders and the Agent shall co-operate with each other and with the Security Trustee and any receiver under the Security Documents in realising the property and assets subject to the Security Documents and in ensuring that the net proceeds realised under the Security Documents after deduction of the expenses of realisation are applied in accordance with clause 13.1.

16.20  The Prompt distribution of proceeds

Moneys received by any of the Banks (whether from a receiver or otherwise) pursuant to the exercise of (or otherwise by virtue of the existence of) any rights and powers under or pursuant to any of the Security Documents shall (after providing for all costs, charges, expenses and liabilities and other payments ranking in priority) be paid to the Agent for distribution (in the case of moneys so received by any of the Banks other than the Agent or the Security Trustee) and shall be distributed by the Agent or, as the case may be, the Security Trustee (in the case of moneys so received by the Agent or, as the case may be, the Security Trustee) in each case in accordance with clause 13.1. The Agent or, as the case may be, the Security Trustee shall make each such application and/or distribution as soon as is practicable after the relevant moneys are received by, or otherwise become available to, the Agent or, as the case may be, the Security Trustee save that (without prejudice to any other provision contained in any of the Security Documents) the Agent or, as the case may be, the Security Trustee (acting on the instructions of the Majority Lenders) or any receiver may credit any moneys received by it to a suspense account for so long and in such manner as the Agent or such receiver may from time to time determine with a view to preserving the rights of the Agent and/or the Security Trustee and/or the Account Banks and/or the Arranger and/or the Lenders, the Swap Bank or any of them to provide for the whole of their respective claims against the Borrowers or any other person liable.

16.21  Reconventioning

After consultation with the Borrowers and the Lenders and notwithstanding clause 16.11, the Agent shall be entitled to make such amendments to this Agreement as it may determine to be necessary to take account of any changes in market practices as a consequence of the European Monetary Union (whether as to the settlement or rounding of obligations, business days, the calculation of interest or otherwise whatsoever). So far as possible such amendments shall be such as to put the parties in the same position as if the event or events giving rise to the need to amend this Agreement had not occurred. Any amendment so made to this Agreement by the Agent shall be promptly notified to the other parties hereto and shall be binding on all parties hereto.

16.22  Exclusivity

Without prejudice to the Borrowers’ rights, in certain instances, to give their consent thereunder, clauses 15 and 16 are for the exclusive benefit of the Banks.

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17  NOTICES AND OTHER MATTERS

17.1  Notices

17.1.1 unless otherwise specifically provided herein, every notice under or in connection with this Agreement shall be given in English by letter delivered personally and/or sent by post and/or transmitted by fax and/or electronically;

17.1.2 in this clause “notice” includes any demand, consent, authorisation, approval, instruction, certificate, request, waiver or other communication.

17.2  Addresses for communications, effective date of notices

17.2.1 Subject to clause 17.2.2, clause 17.2.5 and 17.3 notices to the Borrowers shall be deemed to have been given and shall take effect when received in full legible form by the Borrowers at the address and/or the fax number appearing below (or at such other address or fax number as the Borrowers may hereafter specify for such purpose to the Agent by notice in writing);

Address	c/o Navios ShipManagement Inc.
85 Akti Miaouli
Piraeus
Greece
Fax no: + 30 210 453 2070

17.2.2 notwithstanding the provisions of clause 17.2.1 or clause 17.2.5, a notice of Default and/or a notice given pursuant to clause 10.2 or clause 10.3 to the Borrowers shall be deemed to have been given and shall take effect when delivered, sent or transmitted by the Banks or any of them to the Borrowers to the address or fax number referred to in clause 17.2.1;

17.2.3 subject to clause 17.2.5, notices to the Agent and/or the Arranger and/or Account Banks and/or Security Trustee and/or the Swap Bank shall be deemed to be given, and shall take effect, when received in full legible form by the Agent and/or the Security Trustee at the address and/or the fax number address appearing below (or at any such other address or fax number as the Agent and/or the Security Trustee (as appropriate) may hereafter specify for such purpose to the Borrowers and the other Lenders by notice in writing);

Agent:     DEUTSCHE SCHIFFSBANK AG

Address:	Domshof 17
D-28195 Bremen
Germany

Fax:    +49 421 3609-293
Attn:      International Loans

17.2.4 subject to clause 17.2.5 and 17.3, notices to a Lender shall be deemed to be given and shall take effect when received in full legible form by such Lender at its address and/or fax number specified in schedule 1 or in any relevant Transfer Certificate (or at any other address or fax number as such Lender may hereafter specify for such purpose to the other Banks); and

17.2.5 if under clause 17.2.1 or clause 17.2.3 a notice would be deemed to have been given and been effective on a day which is not a working day in the place of receipt or is outside the normal business hours in the place of receipt, the notice shall be deemed to have been given and to have taken effect at the opening of business on the next working day in such place.

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17.3  Electronic Communication

17.3.1 Any communication to be made by and/or between the Banks or any of them and the Security Parties or any of them under or in connection with the Security Documents or any of them may be made by electronic mail or other electronic means, if and provided that all such parties:

(a) notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(b) notify each other of any change to their electronic mail address or any other such information supplied by them.

17.3.2 Any electronic communication made by and/or between the Banks or any of them and the Security Parties or any of them will be effective only when actually received in readable form and, in the case of any electronic communication made by the Borrowers or the Lenders to the Agent, only if it is addressed in such manner as the Agent shall specify for this purpose.

17.4  Notices through the Agent

Every notice under this Agreement or (unless otherwise provided therein) any other Security Document to be given by the Borrowers to any other party, shall be given to the Agent for onward transmission as appropriate and every notice under this Agreement to be given to the Borrowers shall (except as otherwise provided in the Security Documents) be given to the Borrowers by the Agent.

18  BORROWERS’ OBLIGATIONS

18.1  Joint and several

Regardless of any other provision in any of the Security Documents, all obligations and liabilities whatsoever of the Borrowers herein contained are joint and several and shall be construed accordingly. Each of the Borrowers agrees and consents to be bound by the Security Documents to which it becomes a party notwithstanding that the other Borrower may not do so or be effectually bound and notwithstanding that any of the Security Documents may be invalid or unenforceable against the other Borrower, whether or not the deficiency is known to any Bank.

18.2  Borrowers as principal debtors

Each Borrower acknowledges that it is a principal and original debtor in respect of all amounts which may become payable by the Borrowers in accordance with the terms of any of the Security Documents and agrees that each Bank may continue to treat it as such, whether or not such Bank is or becomes aware that such Borrower is or has become a surety for the other Borrower.

18.3  Indemnity

The Borrowers undertake to keep the Banks fully indemnified on demand against all claims, damages, losses, costs and expenses arising from any failure of any Borrower to perform or discharge any purported obligation or liability of that Borrower which would have been the subject of this Agreement or any other Security Document had it been valid and enforceable and which is not or ceases to be valid and enforceable against the other Borrower on any ground whatsoever, whether or not known to any Bank including, without limitation, any irregular exercise or absence of any corporate power or lack of authority of, or breach of duty by, any person purporting to act on behalf of the other Borrower (or any legal or other limitation, whether under the Limitation Acts or otherwise or any disability or death, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding up, administration, receivership, amalgamation, reconstruction or any other incapacity of any person whatsoever (including, in the case of a partnership, a termination or change in the composition of the partnership) or any change of name or style or constitution of any Security Party)).

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18.4  Liability unconditional

None of the obligations or liabilities of the Borrowers under any Security Document shall be discharged or reduced by reason of:

18.4.1 the death, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding-up, administration, receivership, amalgamation, reconstruction or other incapacity of any person whatsoever (including, in the case of a partnership, a termination or change in the composition of the partnership) or any change of name or style or constitution of any Borrower or any other person liable;

18.4.2 any Bank granting any time, indulgence or concession to, or compounding with, discharging, releasing or varying the liability of, any Borrower or any other person liable or renewing, determining, varying or increasing any accommodation, facility or transaction or otherwise dealing with the same in any manner whatsoever or concurring in, accepting, varying any compromise, arrangement or settlement or omitting to claim or enforce payment from any Borrower or any other person liable; or

18.4.3 anything done or omitted which but for this provision might operate to exonerate the Borrowers or all of them.

18.5  Recourse to other security

No Bank shall be obliged to make any claim or demand or to resort to any security or other means of payment now or hereafter held by or available to them for enforcing any of the Security Documents against any Borrower or any other person liable and no action taken or omitted by any Bank in connection with any such security or other means of payment will discharge, reduce, prejudice or affect the liability of the Borrowers under the Security Documents to which any of them is, or is to be, a party.

18.6  Waiver of Borrowers’ rights

Each Borrower agrees with the Banks that, throughout the Facility Period, it will not, without the prior written consent of the Agent:

18.6.1 exercise any right of subrogation, reimbursement and indemnity against the other Borrower or any other person liable under the Security Documents;

18.6.2 demand or accept repayment in whole or in part of any Indebtedness now or hereafter due to such Borrower from the other Borrower or from any other person liable for such Indebtedness or demand or accept any guarantee against financial loss or any document or instrument created or evidencing an Encumbrance in respect of the same or dispose of the same;

18.6.3 take any steps to enforce any right against the other Borrower or any other person liable in respect of any such moneys; or

18.6.3 claim any set-off or counterclaim against the other Borrower or any other person liable or claim or prove in competition with any Bank in the liquidation of the other Borrower or any other person liable or have the benefit of, or share in, any payment from or composition with, the other Borrower or any other person liable or any security granted under any Security Document now or hereafter held by any Bank for any moneys owing under this Agreement or for the obligations or liabilities of any other person liable but so that, if so directed by the Agent, it will prove for the whole or any part of its claim in the liquidation of the other Borrower or other person liable on terms that the benefit of such proof and all money received by it in respect thereof shall be held on trust for the Banks and applied in or towards discharge of any moneys owing under this Agreement in such manner as the Agent shall require.

19  GOVERNING LAW

This Agreement is governed by and shall be construed in accordance with English law.

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20  JURISDICTION

20.1  Exclusive Jurisdiction

For the benefit of the Banks, and subject to clause 20.4 below, the Borrowers hereby irrevocably agree that the courts of England shall have exclusive jurisdiction:

20.1.1 to settle any disputes or other matters whatsoever arising under or in connection with this Agreement and any disputes or other such matters arising in connection with the negotiation, validity or enforceability of this Agreement or any part thereof, whether the alleged liability shall arise under the laws of England or under the laws of some other country and regardless of whether a particular cause of action may successfully be brought in the English courts; and

20.1.2 to grant interim remedies or other provisional or protective relief.

20.2  Submission and service of process

Each Borrower accordingly irrevocably and unconditionally submits to the jurisdiction of the English courts. Without prejudice to any other mode of service each Borrower:

20.2.1 irrevocably empowers and appoints HFW Nominees Ltd at present of Friary Court, 65 Crutched Friars, London EC3N 2AE, England as its agent to receive and accept on its behalf any process or other document relating to any proceedings before the English courts in connection with this Agreement;

20.2.2 agrees to maintain such an agent for service of process in England from the date hereof until the end of the Facility Period;

20.2.3 agrees that failure by a process agent to notify the Borrowers of service of process will not invalidate the proceedings concerned;

20.2.4 without prejudice to the effectiveness of service of process on its agent under clause 20.2.1 above but as an alternative method, consents to the service of process relating to any such proceedings by mailing or delivering a copy of the process to its address for the time being applying under clause 17.2;

20.2.5 agrees that if the appointment of any person mentioned in clause 20.2.1 ceases to be effective, the Borrowers shall immediately appoint a further person in England to accept service of process on its behalf in England and, failing such appointment within seven (7) days the Agent shall thereupon be entitled and is hereby irrevocably authorised by the Borrowers in those circumstances to appoint such person by notice to the Borrowers.

20.3  Forum non conveniens and enforcement abroad

Each Borrower:

20.3.1 waives any right and agrees not to apply to the English court or other court in any jurisdiction whatsoever to stay or strike out any proceedings commenced in England on the ground that England is an inappropriate forum and/or that Proceedings have been or will be started in any other jurisdiction in connection with any dispute or related matter falling within clause 20.1; and

20.3.2 agrees that a judgment or order of an English court in a dispute or other matter falling within clause 20.1 shall be conclusive and binding on the Borrowers and may be enforced against them in the courts of any other jurisdiction.

20.4  Right of Security Trustee, but not Borrowers, to bring proceedings in any other jurisdiction

20.4.1 Nothing in this clause 20 limits the right of any Lender to bring Proceedings, including third party proceedings, against any one or all Borrowers, or to apply for interim remedies, in connection with this Agreement in any other court and/or concurrently in more than one jurisdiction;

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20.4.2 the obtaining by any Lender of judgment in one jurisdiction shall not prevent such Lender from bringing or continuing proceedings in any other jurisdiction, whether or not these shall be founded on the same cause of action.

20.5  Enforceability despite invalidity of Agreement

Without prejudice to the generality of clause 13.9, the jurisdiction agreement contained in this clause 20 shall be severable from the rest of this Agreement and shall remain valid, binding and in full force and shall continue to apply notwithstanding this Agreement or any part thereof being held to be avoided, rescinded, terminated, discharged, frustrated, invalid, unenforceable, illegal and/or otherwise of no effect for any reason.

20.6  Effect in relation to claims by and against non-parties

20.6.1 For the purpose of this clause “Foreign Proceedings” shall mean any Proceedings except proceedings brought or pursued in England arising out of or in connection with (i) or in any way related to any of the Security Documents or any assets subject thereto or (ii) any action of any kind whatsoever taken by any Bank pursuant thereto or which would, if brought by any or all of the Borrowers against the Banks, have been required to be brought in the English courts;

20.6.2 no Borrower shall bring or pursue any Foreign Proceedings against any Bank and shall use its best endeavours to prevent persons not party to this Agreement from bringing or pursuing any Foreign Proceedings against any Bank;

20.6.3 If, for any reason whatsoever, any Security Party and/or any person connected howsoever with any Security Party brings or pursues against any Bank any Foreign Proceedings, the Borrowers shall indemnify such Bank on demand in respect of any and all claims, losses, damages, demands, causes of action, liabilities, costs and expenses (including, but not limited to, legal costs) of whatsoever nature howsoever arising from or in connection with such Foreign Proceedings which such Bank (or the Agent on its behalf) certifies as having been incurred by it;

20.6.4 the Banks and the Borrowers hereby agree and declare that the benefit of this clause 20 shall extend to and may be enforced by any officer, employee, agent or business associate of any of the Banks against whom a Borrower brings a claim in connection howsoever with any of the Security Documents or any assets subject thereto or any action of any kind whatsoever taken by, or on behalf of or for the purported benefit of any Bank pursuant thereto or which, if it were brought against any Bank, would fall within the material scope of clause 20.1. In those circumstances this clause 20 shall be read and construed as if references to any Bank were references to such officer, employee, agent or business associate, as the case may be.

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Execution Pages

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

SIGNED as a deed for and on behalf of	) /s/ Alexandros Laios
AMORGOS SHIPPING CORPORATION	)
by Alexandros Laios	)
(as Borrower under and pursuant to	)
a power of attorney dated	)
30 March 2010) in the presence of	) /s/ Ronan Le Dû

SIGNED as a deed for and on behalf of	) /s/ Alexandros Laios
ANDROS SHIPPING CORPORATION	)
by Alexandros Laios
(as Borrower under and pursuant to	)
a power of attorney dated	)
30 March 2010) in the presence of	) /s/ Ronan Le Dû

SIGNED as a deed for and on behalf of	) /s/ Alexandros Laios
ANTIPAROS SHIPPING CORPORATION	)
by Alexandros Laios
(as Borrower under and pursuant to	)
a power of attorney dated	)
30 March 2010) in the presence of	) /s/ Ronan Le Dû

SIGNED as a deed for and on behalf of	) /s/ Alexandros Laios
IKARIA SHIPPING CORPORATION	)
by Alexandros Laios
(as Borrower under and pursuant to	)
a power of attorney dated	)
30 March 2010) in the presence of	) /s/ Ronan Le Dû

SIGNED as a deed for and on behalf of	) /s/ Alexandros Laios
KOS SHIPPING CORPORATION	)
by Alexandros Laios
(as Borrower under and pursuant to	)
a power of attorney dated	)
30 March 2010) in the presence of	) /s/ Ronan Le Dû

SIGNED as a deed for and on behalf of	) /s/ Alexandros Laios
MYTILENE SHIPPING CORPORATION	)
by Alexandros Laios
(as Borrower under and pursuant to	)
a power of attorney dated	)
30 March 2010) in the presence of	) /s/ Ronan Le Dû

SIGNED by Victoria Liaou	) /s/ Victoria Liaou
for and on behalf of	)
DEUTSCHE SCHIFFSBANK AG	)
(as a Lender) in the presence of	) /s/ Ronan Le Dû

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SIGNED by	) /s/ Konstantinos Sotiriou
for and on behalf of	) /s/ Constantinos Flokos
ALPHA BANK AE	)
(as a Lender) in the presence of	) /s/ Ronan Le Dû

SIGNED by Victoria Liaou	) /s/ Victoria Liaou
for and on behalf of	)
CREDIT AGRICOLE CORPORATE	)
AND INVESTMENT BANK	)
(as a Lender) in the presence of	) /s/ Ronan Le Dû

SIGNED by Victoria Liaou	) /s/ Victoria Liaou
for and on behalf of	)
DEUTSCHE SCHIFFSBANK AG	)
(as Account Bank, Arranger, Agent,	)
Swap Bank and Security Trustee	)
in the presence of	) /s/ Ronan Le Dû

SIGNED by	) /s/ Konstantinos Sotiriou
for and on behalf of	) /s/ Constantinos Flokos
ALPHA BANK AE	)
(as Account Bank) in the presence of	) /s/ Ronan Le Dû

Annex B-61

ANNEX C

Private and Confidential

DATED 8 April 2010

SIFNOS SHIPPING CORPORATION
SKIATHOS SHIPPING CORPORATION
and
SYROS SHIPPING CORPORATION
as Borrowers

FORTIS BANK
and
DVB BANK SE
as Lenders
and
FORTIS BANK
as Arranger, Swap Bank, Payment Agent
and Security Trustee
and
DVB Bank SE
as Agent

FACILITY AGREEMENT FOR A USD 75,000,000

TERM LOAN FACILITY

IN THREE TRANCHES

PIRAEUS

Index

Clause		Page

1	Purpose, Definitions, Construction & Majority Lenders	1
2	The Available Commitment and Cancellation	23
3	Interest and Interest Periods	26
4	Repayment and Prepayment	29
5	Fees and Expenses	32
6	Payments and Taxes; Accounts and Calculations	34
7	Representations and Warranties	38
8	Undertakings	44
9	Conditions	54
10	Events of Default	56
11	Indemnities	62
12	Unlawfulness and Increased Costs	63
13	Application of moneys, set off, pro-rata payments and miscellaneous	65
14	Accounts	70
15	Assignment, transfer and lending office	72
16	Arranger, Agent and Security Trustee	77
17	Notices and other matters	92
19	Governing law	95
20	Jurisdiction	97
Schedule 1 The Lenders and their Commitments
Schedule 2 Form of Drawdown Notice
Schedule 3 Conditions precedent
Schedule 4 Form of Transfer Certificate
Schedule 5 Form of Trust Deed
Schedule 6 Form of Compliance Certificate
Schedule 7 Vessel details
Execution Pages		119

THIS AGREEMENT dated   April 2010 is made BY and BETWEEN:

(1) SIFNOS SHIPPING CORPORATION, SKIATHOS SHIPPING CORPORATION and SYROS SHIPPING CORPORATION as Borrowers;

(2) FORTIS BANK and DVB BANK SE as Lenders;

(3) DVB BANK SE as Agent;

(4) FORTIS BANK as Arranger, Account Bank, Payment Agent and Security Trustee; and

(5) FORTIS BANK as Swap Bank.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1  PURPOSE, DEFINITIONS, CONSTRUCTION & MAJORITY LENDERS

1.1  Purpose

This Agreement sets out the terms and conditions on which Fortis Bank and DVB Bank SE agree to make available to the Borrowers a loan of up to seventy five million Dollars (USD 75,000,000) in three equal Tranches, for the purpose of part-financing the purchase price of three MR Product Tankers which are to be constructed by the Builder.

1.2  Definitions

In this Agreement, unless the context otherwise requires:

“Account Bank” means Fortis Bank acting through its office at Vas Sofias 94 & Kerasourtos 115 28 Athens, Greece or such other Lender as may be designated by the Agent as the Account Bank for the purposes of this Agreement;

“Advance” means the principal amount of each drawing in respect of the Loan to be made pursuant to Clause 2.5;

“Agent” means DVB Bank SE, Nordic Branch acting for the purposes of this Agreement through its branch at Strandgaten 18, P.O. Box 701 S, 5807 Bergen, Norway (or of such other address as may last have been notified to the other parties to this Agreement) or such other person as may be appointed as agent by the Banks pursuant to clause 16.13;

“Approved Broker” means each of Fearnleys A.S., Oslo Shipbrokers A.S., Clarkson Valuations Limited, Simpson Spence & Young Shipbrokers Ltd., E.A. Gibson Shipbrokers Ltd., Jacq. Pierot Jr. & Sons, Allied Shipbroking, Greece, RS Platou ASA, ICAP Shipping Limited, ACM Ltd., London, Island Shipbrokers PTE LTD, Singapore or such other reputable, independent and first class firm of shipbrokers specialising in the valuation of vessels of the relevant type appointed by the Agent and agreed with the Borrowers;

“Arranger” means Fortis Bank acting through its office at Vas Sofias 94 & Kerasountos 1, 115 28 Athens, Greece;

“Banking Day” means a day on which dealings in deposits in USD are carried on in the London Interbank Eurocurrency Market and (other than Saturday or Sunday) on which banks are open for business in London, Frankfurt, Piraeus and New York City (or any other relevant place of payment under clause 6);

“Banks” means, together, the Arranger, the Agent, the Payment Agent, the Security Trustee, the Account Bank, the Lenders, the Swap Bank and any Transferee Lenders;

“Borrower” means each of SIFNOS SHIPPING CORPORATION (“Sifnos”), SKIATHOS SHIPPING CORPORATION (“Skiathos”) and SYROS SHIPPING CORPORATION (“Syros”) each

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having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 and in the plural means all of them;

“Break Costs” means the aggregate amount of all losses, premiums, penalties, costs and expenses whatsoever certified by the Payment Agent at any time and from time to time as having been incurred by the Lenders or any of them in maintaining or funding their Contributions or in liquidating or re-employing fixed deposits acquired to maintain the same as a result of either:

(a) any repayment or prepayment of the Loan or any part thereof otherwise than (i) in accordance with clause 4.1 or (ii) on an Interest Payment Date whether on a voluntary or involuntary basis or otherwise howsoever; or

(b) as a result of the Borrowers failing or being incapable of drawing an Advance after a relevant Drawdown Notice has been given;

“Certified Copy” means in relation to any document delivered or issued by or on behalf of any company, a copy of such document certified as a true, complete and up to date copy of the original by any of the directors or officers for the time being of such company or by such company’s attorneys or solicitors;

“Charter Assignment” means a specific assignment of each Extended Employment Contract required to be executed hereunder by any Borrower in favour of the Security Trustee (including any notices and/or acknowledgements and/or undertakings associated therewith) in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Charter Insurances” means all policies and contracts of insurance which are from time to time during the Facility Period in place or taken out or entered into by or for the benefit of the Owners in respect of loss of earnings and all benefits thereof (including claims of whatsoever nature and return of premiums);

“Charter Insurance Assignment” means a first priority assignment of the Charter Insurances executed or to be executed by such named insured as the Agent may require in favour of the Security Trustee, in such form as the Agent and the Majority Lenders may in their sole discretion require;

“Classification” means, in relation to each Vessel, the highest class available for a vessel of her type with the relevant Classification Society;

“Classification Society” means, in relation to each Vessel, any IACS classification society which the Lenders shall, at the request of the Borrowers, have agreed in writing shall be treated as the classification society in relation to such Vessel for the purposes of the relevant Ship Security Documents;

“Commitment” means, in relation to the Loan in relation to each Lender, the sum set out opposite its name in schedule 1 or any replacement thereof and in relation to each Tranche in relation to each Lender one third of the sum set out opposite its name in schedule 1 or any replacement thereof, or otherwise pursuant to the terms of any relevant Transfer Certificate as the amount which, subject to the terms of this Agreement, it is obliged to advance to the Borrowers hereunder in respect of the Loan Facility, in each case as such amount may have been reduced and/or cancelled under this Agreement;

“Compliance Certificate” means a certificate substantially in the form set out in schedule 6 signed by the chief financial officer of the Corporate Guarantor;

“Compulsory Acquisition” means, in respect of a Vessel, requisition for title or other compulsory acquisition including, if that ship is not released therefrom within the Relevant Period, capture, appropriation, forfeiture, seizure, detention, deprivation or confiscation howsoever for any reason (but excluding requisition for use or hire) by or on behalf of any Government Entity or other competent authority or by pirates, hijackers, terrorists or similar persons; “Relevant Period” means for the purposes of this definition of Compulsory Acquisition either (i) ninety (90) days or, (ii) if relevant underwriters confirm in writing (in customary terms) prior to the end of such ninety (90) day period that such capture, seizure, detention or confiscation will be covered by the relevant Owner’s war risks insurance if

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continuing for a further period exceeding ten (10) calendar months, the shorter of twelve (12) months and such period at the end of which cover is confirmed to attach;

“Contribution” means, at any relevant time, in relation to each Lender, the principal amount of the Loan owing to such Lender at such time;

“Corporate Guarantee” means the guarantee required to be executed hereunder by the relevant Corporate Guarantor in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Default” means any Event of Default or any event or circumstance which with the giving of notice or lapse of time or the satisfaction of any other condition (or any combination thereof) would constitute an Event of Default;

“Delivered Tranche” means each Tranche which has been applied in financing a Vessel which has been transferred and delivered by the Builder to its Owner;

“Delivery Date” means, in relation to a Vessel, the date on which title to and possession of that Vessel is transferred from the Builder to the relevant Borrower;

“Dollars” and “USD” mean the lawful currency of the USA and in respect of all payments to be made under any of the Security Documents means funds which are for same day settlement in the New York Clearing House Interbank Payments System (or such other US dollar funds as may at the relevant time be customary for the settlement of international banking transactions denominated in US dollars);

“Drawdown Date” means, in relation to each Advance, any date being a Banking Day falling during the Drawdown Period, on which the relevant Advance is, or is to be, made available;

“Drawdown Notice” means, in relation to each Advance, a notice substantially in the form of schedule 2;

“Drawdown Period” means the period commencing on the Execution Date and ending in respect of:

(i) Tranche A on 26 September 2013;

(ii) Tranche B on 25 November 2013; and

(iii) Tranche C on 26 December 2013

or, in each case, on the latest date the Vessel to be financed by the relevant Tranche may be delivered in accordance with the Shipbuilding Contract relating thereto or on the date on which the Commitment in respect of that Tranche is finally cancelled or no longer available under the terms of this Agreement;

“Earnings Account” means, in respect of each Borrower, an interest bearing USD Account required to be opened hereunder with the Account Bank in the name of that Borrower designated “[NAME OF BORROWER] — Earnings Account” and includes any other account designated in writing by the Payment Agent to be an Earnings Account for the purposes of this Agreement;

“Earnings Account Pledge” means, in respect of each Earnings Account, a first priority charge required to be executed hereunder between the relevant Borrower and the Security Trustee in respect of its Earnings Account in such form as the Agent and the Majority Lenders may require in their sole discretion, and in the plural means all of them;

“Encumbrance” means any mortgage, charge, pledge, lien, hypothecation, assignment, title retention, preferential right, option, trust arrangement or security interest or other encumbrance, security or arrangement conferring howsoever a priority of payment in respect of any obligation of any person;

“Environmental Affiliate” means any agent or employee of any Borrower, the Manager, or any other Group Member or any other person having a contractual relationship with any Borrower, the Manager, or any other Group Member in connection with any Relevant Ship or its operation or the

Annex C-3

carriage of cargo and/or passengers thereon and/or the provision of goods and/or services on or from any Relevant Ship;

“Environmental Approval” means any consent, authorisation, licence or approval of any governmental or public body or authorities or courts applicable to any Relevant Ship or its operation or the carriage of cargo and/or passengers thereon and/or the provision of goods and/or services on or from any Relevant Ship required under any Environmental Law;

“Environmental Claim” means (i) any claim by any applicable Government Entity alleging breach of, or non-compliance with, any Environmental Laws or Environmental Approvals or otherwise howsoever relating to or arising out of an Environmental Incident or (ii) any claim by any other third party howsoever relating to or arising out of an Environmental Incident (and, in each such case, “claim” shall include a claim for damages and/or direction for and/or enforcement relating to clean-up costs, removal, compliance, remedial action or otherwise) or (iii) any Proceedings arising from any of the foregoing;

“Environmental Incident” means, regardless of cause, (i) any discharge or release of Environmentally Sensitive Material from any Relevant Ship; (ii) any incident in which Environmentally Sensitive Material is discharged or released from a vessel other than a Relevant Ship which involves collision between a Relevant Ship and such other vessel or some other incident of navigation or operation, in either case, where the Relevant Ship, the Manager and/or the relevant Owner and/or the relevant Group Member and/or the relevant Operator are actually, contingently or allegedly at fault or otherwise howsoever liable (in whole or in part) or (iii) any incident in which Environmentally Sensitive Material is discharged or released from a vessel other than a Relevant Ship and where such Relevant Ship is actually or reasonably likely to be arrested as a result and/or where the Manager and/or the relevant Owner and/or other Group Member and/or the relevant Operator are actually or contingently at fault or allegedly and reasonably likely to be found at fault or otherwise howsoever liable to any administrative or legal action;

“Environmental Laws” means all laws, regulations, conventions and agreements whatsoever relating to pollution, human or wildlife well-being or protection of the environment (including, without limitation, the United States Oil Pollution Act of 1990 and any comparable laws of the individual States of the USA);

“Environmentally Sensitive Material” means oil, oil products or any other products or substance which are polluting, toxic or hazardous or any substance the release of which into the environment is howsoever regulated, prohibited or penalised by or pursuant to any Environmental Law;

“Equity Deposit Account” means an interest bearing USD Account required to be opened hereunder with the Account Bank in the joint names of the Borrowers designated “Navios — Equity Deposit Account” and includes any other account designated in writing by the Agent to be the Equity Deposit Account for the purposes of this Agreement;

“Event of Default” means any of the events or circumstances listed in clause 10.1;

“Execution Date” means the date on which this Agreement has been executed by all the parties hereto;

“Extended Employment Contract” means, in respect of a Vessel, any time charterparty, contract of affreightment or other contract of employment of such ship (including the entry of any Vessel in any pool) which has a tenor exceeding twenty four (24) months (including any options to renew or extend such tenor);

“Facility Period” means the period starting on the date of this Agreement and ending on such date as all obligations whatsoever of all of the Security Parties under or pursuant to the Security Documents whensoever arising, actual or contingent, have been irrevocably paid, performed and/or complied with;

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“Final Delivery Date” means the date on which all of the Vessels shall have been transferred and delivered by the Builder to the Borrowers;

“Flag State” means Panama or any other country acceptable to the Lenders;

“General Assignment” means, in respect of each Vessel, the deed of assignment of its earnings, insurances and requisition compensation executed or to be executed by the relevant Owner in favour of the Security Trustee in such form as the Agent and the Majority Lenders may require in their sole discretion and in the plural means all of them;

“Government Entity” means any national or local government body, tribunal, court or regulatory or other agency and any organisation of which such body, tribunal, court or agency is a part or to which it is subject;

“Group” means at any relevant time the Corporate Guarantor whose Corporate Guarantee is in force and effect at that time and its subsidiaries but not including any subsidiary which is listed on any public stock exchange;

“Group Member” means any member of the Group;

“Indebtedness” means any obligation howsoever arising (whether present or future, actual or contingent, secured or unsecured as principal, surety or otherwise) for the payment or repayment of money;

“Interest Payment Date” means, in relation to each Tranche, the last day of an Interest Period and, if an Interest Period is longer than 6 months, the date falling at the end of each successive period of 6 months during such Interest Period starting from its commencement;

“Interest Period” means each period for the calculation of interest in respect of the Loan or, as the case may be, Tranche ascertained in accordance with the provisions of clause 3;

“ISM Code Documentation” means, in relation to a Vessel, the document of compliance (DOC) and safety management certificate (SMC) issued by a Classification Society pursuant to the ISM Code in relation to that Vessel within the periods specified by the ISM Code;

“ISM SMS” means the safety management system which is required to be developed, implemented and maintained under the ISM Code;

“ISPS Code” means the International Ship and Port Security Code of the International Maritime Organisation and includes any amendments or extensions thereto and any regulations issued pursuant thereto;

“ISSC” means an International Ship Security Certificate issued in respect of a Vessel pursuant to the ISPS Code;

“Latest Accounts” means, in respect of any financial quarter or year of the Group, the latest unaudited (in respect of each financial quarter) or audited (in respect of each financial year) financial statements required to be prepared pursuant to clause 8.1.6;

“Lenders” means the banks listed in schedule 1 and Transferee Lenders;

“Lending Branch” means, in respect of each Lender, its office or branch at the address set out beneath its name in schedule 1 (or, in the case of a Transferee, in the Transfer Certificate to which it is a party as Transferee) or such other office or branch as any Lender shall from time to time select and notify through the Payment Agent to the other parties to this Agreement;

“LIBOR” means, the greater of (i) and (ii) below:

(i) the rate equal to the offered quotation for deposits in USD in an amount comparable with the amount in relation to which LIBOR is to be determined for a period equal to, or as near as possible equal to, the relevant period which appears on Reuters Screen LIBOR01 at or about 11 a.m.

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on the second Banking Day before the first day of such period (and, for the purposes of this Agreement, “Reuters Screen LIBOR01” means the display designated as “LIBOR01” on the Reuters Service or such other page as may replace LIBOR01 on that service for the purpose of displaying rates comparable to that rate or on such other service as may be nominated by the British Bankers’ Association as the information vendor for the purpose of displaying the British Bankers’ Association Interest Settlement Rates for USD); and

(ii) the rate per annum reasonably determined by the Agent from any source the Agent may reasonably select to be the rate which reflects the actual cost to the Lenders of funding their respective Contributions (or the relevant part thereof) during the relevant Interest Period;

“Liquidity” means the aggregate of all cash deposits legally and beneficially owned by any Group Member which:

(a) are free from any Encumbrance other than, in respect of any deposit with a Bank, any Encumbrance given as security for the obligations of the Borrowers under this Agreement; and

(b) are otherwise at the free and unrestricted disposal of the relevant Group Member by which it is owned but excluding any sums on the Equity Deposit Account;

“Loan” means the aggregate principal amount in respect of the Loan Facility owing to the Lenders under this Agreement at any relevant time;

“Loan Facility” means the loan facility provided by the Lenders on the terms and subject to the conditions of this Agreement in the amount of USD 75,000,000;

“Majority Lenders” means at any relevant time when there are two Lenders, both of them, and at any time when there are more than two Lenders, the Lenders whose Contributions exceed 75% of the Loan;

“Management Agreement” means, in respect of each Vessel, the agreement between the relevant Owner and the Manager, in a form previously approved in writing by the Agent (acting on the instructions of the Majority Lenders);

“Manager” means Navios ShipManagement Inc., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 or (without the need for the Agent’s consent) any other subsidiary of Navios Maritime Holdings Inc. or any other person appointed by an Owner, with the prior written consent of the Agent, as the manager of the relevant Mortgaged Vessel;

“Manager’s Undertakings” means, collectively, the undertakings and assignments required to be executed hereunder by the Manager in favour of the Security Trustee in respect of each of the Vessels each in such form as the Agent and the Majority Lenders may require in their sole discretion (and “Managers’ Undertakings” means all of them);

“Margin” means, in relation to each Interest Period 2.50% per annum;

“Master Agreement” means together (i) an ISDA Master Agreement made or to be made between the Swap Bank and the Borrowers;

“Master Agreement Security Deed” means the security deed in respect of the Master Agreement executed or (as the context may require) to be each executed by the Borrowers in favour of the Security Trustee in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Material Adverse Effect” means any event or occurrence which the Majority Lenders reasonably determine has had or could reasonably be expected to have a material adverse effect on (i) the Banks’ rights under, or the security provided by, any Security Document, (ii) the ability of any Security Party to

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perform or comply with any of its obligations under any Security Document or (iii) the value or nature of the property, assets, operations, liabilities or financial condition of any Security Party;

“Maturity Date” means in respect of each Tranche, the date falling 6 years after the Delivery Date of the Vessel which is being financed by that Tranche;

“MII & MAP Policy” means a mortgagee’s interest and pollution risks insurance policy (including additional perils (pollution) cover) in respect of each Mortgaged Vessel to be effected by the Security Trustee on or before the first Drawdown Date to cover the Mortgaged Vessels as the same may be renewed or replaced annually thereafter and maintained throughout the Facility Period through such brokers, with such underwriters and containing such coverage as may be acceptable to the Security Trustee in its sole discretion, insuring a sum of at least one hundred and ten per cent (110%) of the Loan in respect of mortgagee’s interest insurance and one hundred and ten per cent (110%) of the Loan in respect of additional perils cover;

“Minimum Liquidity” means (i) during 2010 and 2011 and up to the Final Delivery Date USD40,000,000 and (ii) thereafter, USD35,000,000;

“month” means a period beginning in one calendar month and ending in the next calendar month on the day numerically corresponding to the day of the calendar month on which it started, provided that (a) if the period started on the last Banking Day in a calendar month or if there is no such numerically corresponding day, it shall end on the last Banking Day in such next calendar month and (b) if such numerically corresponding day is not a Banking Day, the period shall end on the next following Banking Day in the same calendar month but if there is no such Banking Day it shall end on the preceding Banking Day and “months” and “monthly” shall be construed accordingly;

“Mortgage” means, in respect of each Vessel, the first preferred Ship mortgage thereof required to be executed hereunder by the Owner thereof in favour of the Security Trustee, each in such form as the Agent and the Majority Lenders may require in their sole discretion and in the plural means all of them;

“Mortgaged Vessel” means, at any relevant time, any Vessel which is at such time subject to a Mortgage and a Vessel shall, for the purposes of this Agreement, be regarded as a Mortgaged Vessel as from the date on which the Mortgage of that Vessel has been executed and registered in accordance with this Agreement until whichever shall be the earlier of (i) the payment in full of the amount required to be paid to the Agent pursuant to clause 4.3 or 4.5 following the Total Loss or sale respectively of such Vessel and (ii) the end of the Facility Period;

“Navios Acquisition” means Navios Maritime Acquisition Corporation a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Negative Pledge” means negative pledge of the shares of and in each Borrower to be executed by the Shareholder in favour of the Security Trustee in such form as the Agent and the Majority Lenders may require in their sole discretion and in the plural means all of them;

“Net Profit” means for each financial year of the Corporate Guarantor, the Net Profit as set out in the relevant Latest Accounts;

“Net Worth” means by reference to the Latest Accounts, the Total Assets (based on book values) less Total Liabilities of the Group;

“Novation Agreement” means each of the Vessel A Novation Agreement, the Vessel B Novation Agreement and the Vessel C Novation Agreement and in the plural means all of them;

“Operator” means any person who is from time to time during the Facility Period concerned in the operation of a Relevant Ship and falls within the definition of “Company” set out in rule 1.1.2 of the ISM Code;

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“Owner” means, in relation to:

(i) Vessel A, Sifnos;

(ii) Vessel B, Skiathos; and

(iii) Vessel C, Syros,

and in the plural means all of them;

“Payment Agent” means Fortis Bank acting through its office at Vas Sofias 94 & Kerasountos 1, 115 28 Athens, Greece (or of such other address as may last have been notified to the other parties to this Agreement pursuant to clause 17.2.3) or such other person as may be appointed as agent by the Lenders pursuant to clause 16.13;

“Permitted Encumbrance” means any Encumbrance in favour of the Banks or any of them created pursuant to the Security Documents and Permitted Liens;

“Permitted Liens” means any lien on any Vessel for master’s, officer’s or crew’s wages outstanding in the ordinary course of trading, any lien for salvage and any ship repairer’s or outfitter’s possessory lien for a sum not (except with the prior written consent of the Agent) exceeding the Casualty Amount (as defined in the Ship Security Documents for such Vessel);

“Pertinent Jurisdiction” means any jurisdiction in which or where any Security Party is incorporated, resident, domiciled, has a permanent establishment or assets, carries on, or has a place of business or is otherwise howsoever effectively connected;

“Predelivery Security Assignment” means, in respect of each Vessel, a deed of assignment of the Shipbuilding Contract and of the Refund Guarantee in respect thereof in such form as the Agent and the Majority Lenders may require in their sole discretion and in the plural means all of them;

“Prepayment Ratio” means in respect of the sale or Total Loss of a Mortgaged Vessel the Valuation Amount of such Mortgaged Vessel immediately prior to such sale or Total Loss divided by the Security Value immediately prior to such sale or Total Loss and for these purposes any valuation of a Vessel (calculated in accordance with Clause 8.2.2) may be no more than two months old;

“Proceedings” means any litigation, arbitration, legal action or complaint or judicial, quasi-judicial or administrative proceedings whatsoever arising or instigated by anyone (private or governmental) in any court, tribunal, public office or other forum whatsoever and wheresoever (including, without limitation, any action for provisional or permanent attachment of any thing or for injunctive remedies or interim relief and any action instigated on an ex parte basis);

“Refund Guarantee” means each of the Vessel A Refund Guarantee, the Vessel B Refund Guarantee and the Vessel C Refund Guarantee and in the plural means all of them;

“Refund Guarantor” means, in relation to each Vessel, the issuer of the Refund Guarantee in respect thereof;

“Registry” means, in relation to each Vessel, the office of the registrar, commissioner or representative of the Flag State, who is duly empowered to register such Vessel, the relevant Owner’s title thereto and the relevant Mortgage under the laws and flag of the Flag State;

“Relevant Tranche” means, in respect of Vessel A, Tranche A, in respect of Vessel B, Tranche B and in respect of Vessel C, Tranche C;

“Relevant Ship” means each of the Vessels and any other ship from time to time (whether before or after the date of this Agreement) owned, managed or crewed by, or chartered to, any Group Member;

“Repayment Dates” means, in respect of each Tranche, subject to clause 6.3, each of the dates falling at six-monthly intervals after the Delivery Date in respect of the Vessel which that Tranche finances, up to and including the date falling 72 months after such date;

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“Required Authorisation” means any authorisation, consent, declaration, licence, permit, exemption, approval or other document, whether imposed by or arising in connection with any law, regulation, custom, contract, security or otherwise howsoever which must be obtained at any time from any person, Government Entity, central bank or other self-regulating or supra-national authority in order to enable the Borrowers lawfully to borrow the loan or draw any Advance and/or to enable any Security Party lawfully and continuously to continue its corporate existence and/or perform all its obligations whatsoever whensoever arising and/or grant security under the relevant Security Documents and/or to ensure the continuous validity and enforceability thereof;

“Required Security Amount” means the amount in USD (as certified by the Agent) which is at any relevant time the Relevant Percentage of the aggregate of the Delivered Tranches and any Swap Exposure where “Relevant Percentage” means:

(i) during 2013, 110%;

(ii) thereafter, 115%;

“Retention Account” an interest bearing USD Account required to be opened hereunder with the Account Bank in the name of the Borrowers designated “Navios — Retention Account” and includes any other account designated in writing by the Payment Agent to be the Retention Account for the purposes of this Agreement;

“Retention Account Pledge” means a first priority charge required to be executed hereunder between the Borrowers and the Security Trustee in respect of the Retention Account in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Retention Amount” means, in relation to any Retention Date, such sum as shall be the aggregate of:

(a) One sixth (1/6th) of the repayment instalment in respect of the relevant Tranche falling due for payment pursuant to clause 4.1.1 (as the same may have been reduced by any prepayment) on the next Repayment Date after the relevant Retention Date in respect of that Tranche; and

(b) the applicable fraction (as hereinafter defined) of the aggregate amount of interest falling due for payment in respect of each part of the Loan during and at the end of each Interest Period current at the relevant Retention Date and, for this purpose, the expression “applicable fraction” in relation to each Interest Period shall mean a fraction having a numerator of one and a denominator equal to the number of Retention Dates falling within the relevant Interest Period;

“Retention Dates” means the date falling thirty (30) days after the final Drawdown Date in respect of a Tranche and each of the dates falling at monthly intervals after such date and prior to the Maturity Date in respect of that Tranche;

“Security Documents” means this Agreement, the Predelivery Security Assignments, the Master Agreement, the Master Agreement Security Deed, the Mortgages, the Corporate Guarantee, the General Assignments, the Charter Assignments, the Earnings Account Pledge, the Manager’s Undertakings, the Charter Insurance Assignments, the Shares Pledges, the Negative Pledges, and any other documents as may have been or shall from time to time after the date of this Agreement be executed to guarantee and/or to govern and/or secure all or any part of the Loan, interest thereon and other moneys from time to time owing by the Borrowers pursuant to this Agreement and/or the Master Agreement (whether or not any such document also secures moneys from time to time owing pursuant to any other document or agreement);

“Security Party” means the Borrowers, the Corporate Guarantor, the Shareholder or any other person who may at any time be a party to any of the Security Documents (other than the Banks);

“Security Trustee” means Fortis Bank acting through its office at Vas Sofias 94 & Kerasountos 1,115 28 Athens, Greece (or of such other address as may last have been notified to the other parties to this Agreement pursuant to clause 17.2.3) or such other person as may be appointed as Security Trustee

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and trustee by the Lenders, the Arranger, Account Bank, Swap Bank, the Payment Agent, and the Agent pursuant to clause 16.14;

“Security Value” means the amount in USD (as certified by the Agent) which is, at any relevant time, the aggregate of (a) the Valuation Amounts of the Mortgaged Vessels as most recently determined in accordance with clause 8.2.2 and (b) the net realizable market value of any additional security for the time being actually provided to the Lenders pursuant to clause 8.2.1(b) and (c) and cash over which there is an Encumbrance as security for the obligations of the Borrowers under this Agreement;

“Share Acquisition Date” means the date on which Navios Acquisition acquires, directly or indirectly, all of the shares of and in the Shareholder;

“Shareholder” means Aegean Sea Maritime Holdings Inc., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Shares Pledge” means the first priority pledge of the shares of and in each Borrower to be executed by the Shareholder in favour of the Security Trustee in such form as the Agent and the Majority Lenders may require in their sole discretion and in the plural means all of them;

“Ship Security Documents” means, in relation to each Vessel, the relevant Mortgage, the relevant General Assignment, any relevant Charter Assignment and the relevant Manager’s Undertakings;

“Shipbuilding Contract” means each of the Vessel A Shipbuilding Contract, the Vessel B Shipbuilding Contract and the Vessel C Shipbuilding Contract and in the plural means all of them;

“Shipbuilding Contract Addendum” means, in respect of each Shipbuilding Contract, an addendum thereto pursuant to which the relevant Borrower and the Builder agree to vary the terms of the relevant Shipbuilding Contract, including, inter alia, a reduction of the purchase price;

“subsidiary” of a person means any company or entity directly or indirectly controlled by such person, and for this purpose “control” means either the ownership of more than fifty per cent (50%) of the voting share capital (or equivalent rights of ownership) of such company or entity or the power to direct its policies and management, whether by contract or otherwise;

“Swap Bank” means Fortis Bank acting through its through its office at Vas Sofias 94 & Kerasountos 1, 115 28 Athens, Greece;

“Swap Exposure” means, as at any relevant date the amount certified by the Swap Bank to be the aggregate net amount in Dollars which would be payable by the Borrowers to the Swap Bank under (and calculated in accordance with) section 6(e) (Payments on Early Termination) of the Master Agreement if an Early Termination Date (as therein defined) had occurred on the relevant date in relation to all continuing Transactions (as therein defined) entered into between the Borrowers and the Swap Bank;

“Taxes” includes all present and future income, corporation, capital or value-added taxes and all stamp and other taxes and levies, imposts, deductions, duties, charges and withholdings whatsoever together with interest thereon and penalties in respect thereto, if any, and charges, fees or other amounts made on or in respect thereof (and “Taxation” shall be construed accordingly);

“Total Assets” and “Total Liabilities” mean, respectively, the total assets and total liabilities of the Group as evidenced at any relevant time by the Latest Accounts, in which they shall have been calculated by reference to the meanings assigned to them in accordance with US GAAP provided that cash shall be deducted from Total Assets and Total Liabilities;

“Total Commitment” means, at any relevant time, the aggregate of the Commitments of all the Lenders at such time (being the aggregate of the sums set out opposite their names in schedule 1);

“Total Loss” means, in relation to each Vessel:

(a) actual, constructive, compromised or arranged total loss of such Vessel; or

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(b) Compulsory Acquisition; or

(c) any hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of such Vessel not falling within the definition of Compulsory Acquisition by any Government Entity, or by persons allegedly acting or purporting to act on behalf of any Government Entity, unless such Vessel be released and restored to the relevant Owner within ninety (90) days after such incident;

“Tranche A” means the amount of up to USD25,00,000, being the aggregate of all of the Advances to be made available by the Lender to the Borrowers to assist Sifnos in its acquisition of Vessel A or, as the context requires, the amount thereof outstanding from time to time;

“Tranche B” means the amount of up to USD25,000,000, being the aggregate of all of the Advances to be made available by the Lender to the Borrowers to assist Skiathos in its acquisition of Vessel B or, as the context requires, the amount thereof outstanding from time to time;

“Tranche C” means the amount of up to USD25,000,000, being the aggregate of all of the Advances to be made available by the Lender to the Borrowers to assist Syros in its acquisition of Vessel C or, as the context requires, the amount thereof outstanding from time to time;

“Tranche” means any of Tranche A, Tranche B or Tranche C and in the plural means all of them;

“Transaction” means a Transaction as defined in the Master Agreement;

“Transfer Certificate” means a certificate in substantially the form set out in schedule 4;

“Transferee Lender” has the meaning ascribed thereto in clause 15.3;

“Transferor Lender” has the meaning ascribed thereto in clause 15.3;

“Trust Deed” means a trust deed in the form, or substantially in the form, set out in schedule 5;

“Trust Property” means (i) the security, powers, rights, titles, benefits and interests (both present and future) constituted by and conferred on the Banks or any of them under or pursuant to the Security Documents (including, without limitation, the benefit of all covenants, undertakings, representations, warranties and obligations given, made or undertaken to any Bank in the Security Documents), (ii) all moneys, property and other assets paid or transferred to or vested in any Bank (or anyone else on such Bank’s behalf) or received or recovered by any Bank (or anyone else on such Bank’s behalf) pursuant to, or in connection with, any of the Security Documents whether from any Security Party or any other person and (iii) all moneys, investments, property and other assets at any time representing or deriving from any of the foregoing, including all interest, income and other sums at any time received or receivable by any Bank (or anyone else on such Bank’s behalf) in respect of the same (or any part thereof);

“Underlying Documents” means, together, the Shipbuilding Contracts, the Shipbuilding Contract Addenda, the Novation Agreements, the Refund Guarantees and the Management Agreement;

“Unlawfulness” means any event or circumstance which either is or, as the case may be, might in the opinion of the Agent become the subject of a notification by the Agent to the Borrowers under clause 12.1;

“USA” means the United States of America;

“Valuation Amount” means, in respect of each Mortgaged Vessel, the value thereof as most recently determined under clause 8.2.2; and

“Vessel” means each of Vessel A, Vessel B and Vessel C and in the plural means all of them.

Words and expressions defined in Schedule 7 (Vessel Details) shall have the meanings given to them therein as if the same were set out in full in this clause 1.2.

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1.3  Construction

In this Agreement, unless the context otherwise requires:

1.3.1 clause headings and the index are inserted for convenience of reference only and shall be ignored in the construction of this Agreement;

1.3.2 references to clauses and schedules are to be construed as references to clauses of, and schedules to, this Agreement and references to this Agreement include its schedules and any supplemental agreements executed pursuant hereto;

1.3.3 references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as duly amended and/or supplemented and/or novated;

1.3.4 references to a “regulation” include any present or future regulation, rule, directive, requirement, request or guideline (whether or not having the force of law) of any Government Entity, central bank or any self-regulatory or other supra-national authority;

1.3.5 references to any person in or party to this Agreement shall include reference to such person’s lawful successors and assigns and references to a Lender shall also include a Transferee Lender;

1.3.6 words importing the plural shall include the singular and vice versa;

1.3.7 references to a time of day are, unless otherwise stated, to London time;

1.3.8 references to a person shall be construed as references to an individual, firm, company, corporation or unincorporated body of persons or any Government Entity;

1.3.9 references to a “guarantee” include references to an indemnity or any other kind of assurance whatsoever (including, without limitation, any kind of negotiable instrument, bill or note) against financial loss or other liability including, without limitation, an obligation to purchase assets or services as a consequence of a default by any other person to pay any Indebtedness and “guaranteed” shall be construed accordingly;

1.3.10 references to any statute or other legislative provision are to be construed as references to any such statute or other legislative provision as the same may be re enacted or modified or substituted by any subsequent statute or legislative provision (whether before or after the date hereof) and shall include any regulations, orders, instruments or other subordinate legislation issued or made under such statute or legislative provision;

1.3.11 a certificate by the Agent, the Payment Agent or the Security Trustee as to any amount due or calculation made or any matter whatsoever determined in connection with this Agreement shall be conclusive and binding on the Borrowers except for manifest error;

1.3.12 if any document, term or other matter or thing is required to be approved, agreed or consented to by any of the Banks such approval, agreement or consent must be obtained in writing unless the contrary is stated;

1.3.13 time shall be of the essence in respect of all obligations whatsoever of the Borrowers under this Agreement, howsoever and whensoever arising;

1.3.14 and the words “other” and “otherwise” shall not be construed eiusdem generis with any foregoing words where a wider construction is possible.

1.4  Accounting terms and references to currencies

Currencies are referred to in this Agreement by the three letter currency codes (ISO 4217) allocated to them by the International Organisation for Standardisation.

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1.5  Contracts (Rights of Third Parties Act) 1999

Except for clause 20, no part of this Agreement shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

1.6  Majority Lenders

Where this Agreement or any other Security Document provides for any matter to be determined by reference to the opinion of the Majority Lenders or to be subject to the consent or request of the Majority Lenders or for any decision or action to be taken on the instructions in writing of the Majority Lenders, such opinion, consent, request or instructions shall (as between the Lenders) only be regarded as having been validly given or issued by the Majority Lenders if all the Lenders with a Commitment and/or Contribution shall have received prior notice of the matter on which such opinion, consent, request or instructions are required to be obtained and the relevant majority of such Lenders shall have given or issued such opinion, consent, request or instructions but so that (as between the Borrowers and the Banks) the Borrowers shall be entitled (and bound) to assume that such notice shall have been duly received by each relevant Lender and that the relevant majority shall have been obtained to constitute Majority Lenders whether or not this is in fact the case.

2  THE AVAILABLE COMMITMENT AND CANCELLATION

2.1  Agreement to lend

The Lenders, relying upon each of the representations and warranties in clause 7, agree to provide to the Borrowers upon and subject to the terms of this Agreement, the Tranches, for the purposes of financing part of the purchase price of the Vessels. Subject to the terms of this Agreement, the obligations of the Lenders shall be to contribute to each Advance, the proportion of the relevant Advance which their respective Commitments bear to the Total Commitment on any relevant Drawdown Date.

2.2  Obligations several

The obligations of the Lenders under this Agreement are several according to their respective Commitments and/or Contributions. The failure of any Lender to perform such obligations shall not relieve any other party to this Agreement of any of its respective obligations or liabilities under this Agreement nor shall any Bank be responsible for the obligations of any other Bank (except for its own obligations, if any, as a Lender) under this Agreement.

2.3  Interests several

Notwithstanding any other term of this Agreement (but without prejudice to the provisions of this Agreement relating to or requiring action by the Majority Lenders) the interests of the Banks are several and the amount due to any Bank is a separate and independent debt. Each Bank shall have the right to protect and enforce its rights arising out of this Agreement and it shall not be necessary for any other Bank to be joined as an additional party in any Proceedings for this purpose.

2.4  Drawdown

2.4.1 On the terms and subject to the conditions of this Agreement, each Tranche shall be advanced in up to six (6) Advances each on the relevant Drawdown Dates following receipt by the Payment Agent from the Borrowers of Drawdown Notices not later than 10 a.m. on the third Banking Day before each proposed Drawdown Date.

2.4.2 A Drawdown Notice shall be effective on actual receipt by the Payment Agent and, once given, shall, subject as provided in clause 3.6, be irrevocable.

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2.5  Amount

2.5.1 The principal amount specified in each Drawdown Notice for borrowing on the Drawdown Dates shall, subject to the terms of this Agreement, in respect of each Tranche not exceed:

(a) USD6,512,000 payable to the relevant seller or its financiers under the relevant Novation Agreement;

(b) USD5,546,400 in respect of the instalment payable to the Builder on the relevant Shipbuilding Contract Addendum becoming effective;

(c) USD3,697,600 to the Builder under the relevant Shipbuilding Contract in respect of the steel-cutting instalment;

(d) USD3,697,600 to the Builder under the relevant Shipbuilding Contract in respect of the keel-laying instalment;

(e) USD3,697,600 to the Builder under the relevant Shipbuilding Contract in respect of the launching instalment; and

(f) USD1,848,800 to the Builder under the relevant Shipbuilding Contract in respect of the delivery instalment.

2.6  Availability

Upon receipt of a Drawdown Notice complying with the terms of this Agreement, the Payment Agent shall promptly notify each Lender and each Lender shall make available to the Payment Agent its portion of the relevant Advance for payment by the Payment Agent in accordance with clause 6.2. The Borrowers acknowledge that payment of any Advance to the account referred to in the relevant Drawdown Notice shall satisfy the obligation of the Lenders to lend that Advance to the Borrowers under this Agreement.

2.7  Voluntary cancellation of Facility

The Borrowers may at any time during the Drawdown Period by notice to the Payment Agent (effective only on actual receipt) cancel with effect from a date not less than five Banking Days after the receipt by the Payment Agent of such notice the whole or any part (being two million Dollars (USD 2,000,000) or any larger sum which is an integral multiple of two million Dollars (USD 2,000,000)) of the Total Commitment. Any such notice of cancellation, once given, shall be irrevocable and the Total Commitment shall be reduced accordingly and each Lender’s Commitment shall be reduced pro rata according to the proportion which its Commitment bears to the Total Commitment.

2.8  Cancellation in changed circumstances

The Borrowers may also at any time during the Facility Period by notice to the Payment Agent (effective only on actual receipt) prepay and cancel with effect from a date not less than fifteen (15) days after receipt by the Payment Agent of such notice, the whole but not part only, but without prejudice to the Borrowers’ obligations under clauses 6.6 and 12, of the Contribution and Commitment (if any) of any Lender to which the Borrowers shall have become obliged to pay additional amounts under clause 12 or clause 6.6. Upon any notice of such prepayment and cancellation being given, the Commitment of the relevant Lender shall be reduced to zero, the Borrowers shall be obliged to prepay the Contribution of such Lender and such Lender’s related costs (including but not limited to Break Costs) on such date and such Lender shall be under no obligation to participate in the Loan or any further Advances.

2.9  Use of proceeds

Without prejudice to the Borrowers’ obligations under clause 8.1.4, no Bank shall have any responsibility for the application of the proceeds of any Advance or any part thereof by the Borrowers.

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3  INTEREST AND INTEREST PERIODS

3.1  Normal interest rate

The Borrowers must pay interest on each Tranche in respect of each Interest Period relating thereto on each Interest Payment Date at the rate per annum determined by the Payment Agent to be the aggregate of (a) the Margin and (b) LIBOR.

3.2  Selection of Interest Periods

Subject to clause 3.3, the Borrowers may by notice received by the Payment Agent not later than 10:00 a.m. on the fourth Banking Day before the beginning of each Interest Period specify whether such Interest Period shall have a duration of three (3), six (6) or twelve (12) months or such other period as the Borrowers may select and the Payment Agent (acting on the instructions of the Lenders) may agree, and if the Borrowers wishes to specify an Interest Period of more than 12 months, it must give at least 5 Banking Days prior notice thereof.

3.3  Determination of Interest Periods

Subject to Clause 3.3.1 every Interest Period shall be of the duration specified by the Borrowers pursuant to clause 3.2 but so that:

3.3.1 the first Interest Period in respect of each Tranche shall start on the Drawdown Date in respect of the first Advance in respect of that Tranche, and each subsequent Interest Period shall start on the last day of the previous Interest Period;

3.3.2 the first Interest Period in respect of each subsequent Advance shall commence on its Drawdown Date and terminate simultaneously with the Interest Period which is then current for the Tranche under which the Advance is made available;

3.3.3 if any Interest Period would otherwise overrun a relevant Repayment Date, then the relevant Tranche shall be divided into parts so that there is one part in the amount of the repayment instalment due on such Repayment Date and having an Interest Period ending on the relevant Repayment Date and another part in the amount of the balance of that Tranche having an Interest Period ascertained in accordance with clause 3.2 and the other provisions of this clause 3.3; and

3.3.4 if the Borrowers fail to specify the length of an Interest Period in accordance with the provisions of clause 3.2 and this clause 3.3 such Interest Period shall last three months or such other period as complies with this clause 3.3.

3.4  Default interest

If the Borrowers fail to pay any sum (including, without limitation, any sum payable pursuant to this clause 3.4) on its due date for payment under any of the Security Documents, the Borrowers must pay interest on such sum on demand from the due date up to the date of actual payment (as well after as before judgment) at a rate determined by the Payment Agent pursuant to this clause 3.4. The period starting on such due date and ending on such date of payment shall be divided into successive periods of not more than three (3) months as selected by the Payment Agent each of which (other than the first, which shall start on such due date) shall start on the last day of the preceding such period. The rate of interest applicable to each such period shall be the aggregate (as determined by the Payment Agent) of (a) two per cent (2%) per annum, (b) the Margin and (c) LIBOR for such periods. Such interest shall be due and payable on demand, or, if no demand is made, then on the last day of each such period as determined by the Payment Agent and on the day on which all amounts in respect of which interest is being paid under this Clause are paid, and each such day shall, for the purposes of this Agreement, be treated as an Interest Payment Date, provided that if such unpaid sum is an amount of principal which became due and payable by reason of a declaration by the Payment Agent under clause 10.2.2 or a prepayment pursuant to clauses 4.3, 4.5, 8.2.1(a) or 12.1, on a date other than an Interest Payment Date relating thereto, the first such period selected by the Payment Agent shall be of a duration equal to the period between the due date of such principal sum and such Interest Payment Date and interest shall be payable on

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such principal sum during such period at a rate of two per cent (2%) above the rate applicable thereto immediately before it shall have become so due and payable. If, for the reasons specified in clause 3.6.1, the Payment Agent is unable to determine a rate in accordance with the foregoing provisions of this clause 3.4, each Lender shall promptly notify the Payment Agent of the cost of funds to such Lender and interest on any sum not paid on its due date for payment shall be calculated at a rate determined by the Payment Agent to be two per cent (2%) per annum above the aggregate of the Margin and the arithmetic mean of the cost of funds to the Lenders compounded at such intervals as the Payment Agent selects.

3.5  Notification of Interest Periods and interest rate

The Payment Agent agrees to notify (i) the Lenders promptly of the duration of each Interest Period and (ii) the Borrowers and the Lenders promptly of each rate of interest determined by it under this clause 3.

3.6  Market disruption; non-availability

3.6.1 Whenever, at any time prior to the commencement of any Interest Period:

(a) the Payment Agent shall have determined that adequate and fair means do not exist for ascertaining LIBOR during such Interest Period; or

(b) the Payment Agent shall have received notification from a Lender or Lenders that deposits in USD are not available to such Lender or Lenders in the London InterBank Market in the ordinary course of business to fund their Contributions to the Loan for such Interest Period

(c) the Payment Agent must promptly give notice (a “Determination Notice”) thereof to the Borrowers and to each of the Lenders. A Determination Notice shall contain particulars of the relevant circumstances giving rise to its issue. After the giving of any Determination Notice, regardless of any other provision of this Agreement, the Commitment shall not be borrowed until notice to the contrary is given to the Borrowers by the Payment Agent.

3.6.2 Within ten (10) days of any Determination Notice being given by the Payment Agent under clause 3.6.1, each Lender must certify an alternative basis (the “Alternative Basis”) for maintaining its Contribution. The Alternative Basis may at the relevant Lender’s sole discretion include (without limitation) alternative interest periods, alternative currencies or alternative rates of interest but shall include a Margin above the cost of funds to such Lender. The Payment Agent shall calculate the arithmetic mean of the Alternative Bases provided by the relevant Lenders (the “Substitute Basis”) and certify the same to the Borrowers and the Lenders. The Substitute Basis so certified shall be binding upon the Borrowers, and shall take effect in accordance with its terms from the date specified in the Determination Notice until such time as the Payment Agent notifies the Borrowers that none of the circumstances specified in clause 3.6.1 continues to exist whereupon the normal interest rate fixing provisions of this Agreement shall again apply and, subject to the other provisions of this Agreement, the Commitment may again be borrowed.

3.7  Interest Rate Swaps

If the Borrowers wish to enter into any interest rate swaps in respect of the Loan or any part thereof, they must do so with the Swap Bank under the Master Agreement.

4  REPAYMENT AND PREPAYMENT

4.1  Repayment

4.1.1 Subject as otherwise provided in this Agreement, the Borrowers must repay each Tranche by 12 equal semi-annual instalments of USD750,000 each, one such instalment to be repaid on each of the Repayment Dates and a balloon instalment of USD16,000,000 to be repaid on the relevant final Repayment Date.

If the Commitment in respect of any Tranche is not drawn in full, the amount of each repayment instalments for that Tranche shall be reduced proportionately.

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4.1.2 The Borrowers shall on the Maturity Date in respect of the last Tranche to be repaid also pay to the Payment Agent and the Lenders all other amounts in respect of interest or otherwise then due and payable under this Agreement and the Security Documents.

4.2  Voluntary prepayment

Subject to clauses 4.6 and 4.7 the Borrowers may, subject to having given 15 Banking Days prior notice thereof to the Payment Agent, prepay any specified amount (such part being in an amount of two million five hundred thousand Dollars (USD 2,500,000) or any larger sum which is an integral multiple of such amount) of any Tranche on any relevant Interest Payment Date without premium or penalty.

4.3  Mandatory Prepayment on Total Loss

On the date falling one hundred and eighty (180) days after that on which a Mortgaged Vessel became a Total Loss or, if earlier, on the date upon which the relevant insurance proceeds are, or Requisition Compensation (as defined in the Mortgage for such Vessel) is, received by the relevant Borrower (or the Security Trustee pursuant to the Security Documents), the Borrowers must prepay the Loan by an amount equal to the greater of (i) the Relevant Tranche and (ii) the amount of the Loan on the date on which such prepayment is required to be made multiplied by the Prepayment Ratio.

4.3.1  Interpretation

For the purpose of this Agreement, a Total Loss shall be deemed to have occurred:

(a) in the case of an actual total loss of a Vessel, on the actual date and at the time such Vessel was lost or, if such date is not known, on the date on which such Vessel was last reported;

(b) in the case of a constructive total loss of a Vessel, upon the date and at the time notice of abandonment of the ship is given to the then insurers of such Vessel (provided a claim for total loss is admitted by such insurers) or, if such insurers do not immediately admit such a claim, at the date and at the time at which either a total loss is subsequently admitted by such insurers or a total loss is subsequently adjudged by a competent court of law or arbitration tribunal to have occurred;

(c) in the case of a compromised or arranged total loss of a Vessel, on the date upon which a binding agreement as to such compromised or arranged total loss has been entered into by the then insurers of such Vessel;

(d) in the case of Compulsory Acquisition, on the date upon which the relevant requisition of title or other compulsory acquisition occurs; and

(e) in the case of hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of a Vessel (other than within the definition of Compulsory Acquisition) by any Government Entity, or by persons allegedly acting or purporting to act on behalf of any Government Entity, which deprives an Owner of the use of such Vessel for more than ninety (90) days, upon the expiry of the period of ninety (90) days after the date upon which the relevant incident occurred.

4.4  Mandatory prepayment on sale of Mortgaged Vessel

On the date of completion of the sale of a Mortgaged Vessel the Borrowers must prepay the Loan by an amount equal to the greater of (i) the Relevant Tranche and (ii) the amount of the Loan on the date on which such prepayment is required to be made multiplied by the Prepayment Ratio.

4.5  Mandatory prepayment on termination of a Shipbuilding Contract

If a Shipbuilding Contract is terminated, cancelled, revoked, suspended, rescinded, transferred, novated or otherwise ceases to remain in full force and effect for any reason except with the consent of the Agent, the Borrowers must upon the Agent’s demand prepay the Tranche financing the relevant Borrower’s obligations

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under that Shipbuilding Contract and the Commitment in respect of such Tranche shall be irrevocably cancelled upon such demand being made.

4.6  Amounts payable on prepayment

Any prepayment of all or part of the Loan under this Agreement shall be made together with:

4.6.1 accrued interest on the amount to be prepaid to the date of such prepayment;

4.6.2 any additional amount payable under clauses 3.6, 6.6 or 12.2; and

4.6.3 all other sums payable by the Borrowers to the Banks under this Agreement or any of the other Security Documents including, without limitation any Break Costs and, if the whole Loan is being prepaid, any accrued commitment commission payable under clause 5.1.

4.7  Notice of prepayment; reduction of maximum loan amount

4.7.1 Every notice of prepayment shall be effective only on actual receipt by the Payment Agent, shall be irrevocable, shall specify the amount to be prepaid and the Tranche which is to be prepaid and shall oblige the Borrowers to make such prepayment on the date specified. Subject to the other provisions of this Agreement and in particular Clause 2.6, no amount prepaid under this Clause 4 in respect of the Loan may be reborrowed.

4.7.2 Any amounts prepaid pursuant to clause 4.2 shall be applied against the relevant Tranche in reducing the Balloon Instalment and other outstanding repayment instalments pro rata.

4.7.3 Any amounts prepaid pursuant to clauses 4.3, 4.4 or 4.5 shall be applied against the Relevant Tranche and thereafter against the Loan in accordance with clause 4.7.2.

4.7.4 The Borrowers’ obligations set out in Clause 4.1.1 shall not be affected by any prepayment in respect of the Loan pursuant to clause 4.2.

4.7.5 The Borrowers may not prepay any part of the Loan except as expressly provided in this Agreement.

5  FEES AND EXPENSES

5.1  Commission

5.1.1 The Borrowers agree to pay to the Payment Agent for the account of the Lenders pro rata in accordance with their Total Commitments quarterly in arrears from the Execution Date until the end of the Drawdown Period and on the last day of the Drawdown Period commitment commission computed from the Execution Date at a rate of zero point six per cent (0.60%) per annum on the daily amount of the undrawn Loan Facility.

5.1.2 The commission referred to in clause 5.1.1 must be paid by the Borrowers to the Payment Agent, whether or not any part of the Total Commitment is ever advanced and shall be non-refundable.

5.2  Arrangement Fee

The Borrowers shall pay to the Payment Agent on the first Drawdown Date an arrangement fee of USD562,500 for the account of the Lenders in such proportion as they shall agree between them.

5.3  Expenses

The Borrowers agree to reimburse the Banks on a full indemnity basis within ten (10) days of demand all expenses and/or disbursements whatsoever (including without limitation legal, printing, travel and out of

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pocket expenses and expenses related to the provision of legal and insurance opinions referred to in schedule 3) certified by the Banks or any of them as having been incurred by them from time to time:

5.3.1 in connection howsoever with the syndication of the Loan Facility and with the negotiation, preparation, execution and, where relevant, registration of the Security Documents and of any contemplated or actual amendment, or indulgence or the granting of any waiver or consent howsoever in connection with, any of the Security Documents (including legal fees and any travel expenses); and

5.3.2 in contemplation or furtherance of, or otherwise howsoever in connection with, the exercise or enforcement of, or preservation of any rights, powers, remedies or discretions under any of the Security Documents, or in consideration of the Banks’ rights thereunder or any action proposed or taken following the occurrence of a Default or otherwise in respect of the moneys owing under any of the Security Documents, together with interest at the rate referred to in clause 3.4 from the date on which reimbursement of such expenses and/or disbursements were due following demand to the date of payment (as well after as before judgment).

5.4  Value added tax

All fees and expenses payable pursuant to this Agreement must be paid together with value added tax or any similar tax (if any) properly chargeable thereon in any jurisdiction. Any value added tax chargeable in respect of any services supplied by the Banks or any of them under this Agreement shall, on delivery of the value added tax invoice, be paid in addition to any sum agreed to be paid hereunder.

5.5  Stamp and other duties

The Borrowers must pay all stamp, documentary, registration or other like duties or taxes (including any duties or taxes payable by any of the Banks) imposed on or in connection with any of the Underlying Documents, the Security Documents or the Loan or any Advance and agree to indemnify the Banks or any of them against any liability arising by reason of any delay or omission by the Borrowers to pay such duties or taxes.

6  PAYMENTS AND TAXES; ACCOUNTS AND CALCULATIONS

6.1  No set-off or counterclaim

All payments to be made by the Borrowers under any of the Security Documents must be made in full, without any set off or counterclaim whatsoever and, subject as provided in clause 6.6, free and clear of any deductions or withholdings, in USD on or before 11:00 am on the due date in freely available funds to such account at such bank and in such place as the Payment Agent may from time to time specify for this purpose. Save as otherwise provided in this Agreement or any other relevant Security Documents, such payments shall be for the account of all Lenders and the Payment Agent shall distribute such payments in like funds as are received by the Payment Agent to the Lenders rateably, in the proportions which their respective Contributions bear to the aggregate of the Loan and the Advances on the date on which such payment is made.

6.2  Payment by the Lenders

All sums to be advanced by the Lenders to the Borrowers under this Agreement shall be remitted in USD on the relevant Drawdown Date to the account of the Payment Agent at such bank as the Payment Agent may have notified to the Lenders and shall be paid by the Payment Agent on such date in like funds as are received by the Payment Agent to the account specified in the relevant Drawdown Notice.

6.3  Non-Banking Days

When any payment under any of the Security Documents would otherwise be due on a day which is not a Banking Day, the due date for payment shall be extended to the next following Banking Day unless such Banking Day falls in the next calendar month in which case payment shall be made on the immediately preceding Banking Day.

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6.4  Calculations

All interest and other payments of an annual nature under any of the Security Documents shall accrue from day to day and be calculated on the basis of actual days elapsed and a three hundred and sixty (360) day year.

6.5  Currency of account

If any sum due from the Borrowers under any of the Security Documents, or under any order or judgment given or made in relation thereto, must be converted from the currency (“the first currency”) in which the same is payable thereunder into another currency (“the second currency”) for the purpose of (i) making or filing a claim or proof against the Borrowers, (ii) obtaining an order or judgment in any court or other tribunal or (iii) enforcing any order or judgment given or made in relation thereto, the Borrowers undertake to indemnify and hold harmless the Lender from and against any loss suffered as a result of any discrepancy between (a) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (b) the rate or rates of exchange at which the Lender may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from the Borrowers under this clause 6.5 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of any of the Security Documents and the term “rate of exchange” includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.

6.6  Grossing-up for Taxes — by the Borrowers

If at any time the Borrowers must make any deduction or withholding in respect of Taxes or deduction in respect of any royalty payment, duty, assessment or other charge or otherwise from any payment due under any of the Security Documents for the account of any Bank or if the Payment Agent or the Security Trustee must make any deduction or withholding from a payment to another Bank or withholding in respect of Taxes from any payment due under any of the Security Documents, the sum due from the Borrowers in respect of such payment must be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the relevant Bank receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding), a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and the Borrowers must indemnify each Bank against any losses or costs incurred by it by reason of any failure of the Borrowers to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment. Provided however that if any Bank or the Agent or the Security Trustee shall be or become entitled to any Tax credit or relief in respect of any Tax which is deducted from any payment by the Borrowers and it actually receives a benefit from such Tax credit or relief in its country of domicile, incorporation or residence, the relevant Bank or the Agent or the Security Trustee, as the case may be, shall, subject to any laws or regulations applicable thereto, pay to the Borrowers after such benefit is effectively received by the relevant Bank or the Agent or the Security Trustee, as the case may be, such amounts (which shall be conclusively certified by the Agent) as shall ensure that the net amount actually retained by the relevant Bank or the Agent or the Security Trustee, as the case may be, is equal to the amount which would have been retained if there had been no such deduction. The Borrowers must promptly deliver to the Payment Agent any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any deduction or withholding as aforesaid.

6.7  Grossing-up for Taxes — by the Lenders

If at any time a Lender must make any deduction or withholding in respect of Taxes from any payment due under any of the Security Documents for the account of the Payment Agent or the Security Trustee, the sum due from such Lender in respect of such payment must be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Payment Agent or, as the case may be, the Security Trustee receives on the due date for such payment (and retains free from any liability in respect of

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such deduction or withholding) a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and each Lender must indemnify the Payment Agent and the Security Trustee against any losses or costs incurred by it by reason of any failure of such Lender to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment.

6.8  Loan account

Each Lender shall maintain, in accordance with its usual practice, an account evidencing the amounts from time to time lent by, owing to and paid to it under the Security Documents. The Payment Agent and/or the Security Trustee shall maintain a control account showing the Loan, the Advances and other sums owing by the Borrowers under the Security Documents and all payments in respect thereof being made from time to time. The control account shall, in the absence of manifest error, be prima facie evidence of the amount from time to time owing by the Borrowers under the Security Documents.

6.9  Payment Agent may assume receipt

Where any sum is to be paid under the Security Documents to the Payment Agent or, as the case may be, the Security Trustee for the account of another person, the Payment Agent or, as the case may be, the Security Trustee may assume that the payment will be made when due and the Payment Agent or, as the case may be, the Security Trustee may (but shall not be obliged to) make such sum available to the person so entitled. If it proves to be the case that such payment was not made to the Payment Agent or, as the case may be, the Security Trustee, then the person to whom such sum was so made available must on request refund such sum to the Payment Agent or, as the case may be, the Security Trustee together with interest thereon sufficient to compensate the Payment Agent or, as the case may be, the Security Trustee for the cost of making available such sum up to the date of such repayment and the person by whom such sum was payable must indemnify the Payment Agent or, as the case may be, the Security Trustee for any and all loss or expense which the Payment Agent or, as the case may be, the Security Trustee may sustain or incur as a consequence of such sum not having been paid on its due date.

6.10  Partial payments

If, on any date on which a payment is due to be made by the Borrowers under any of the Security Documents, the amount received by the Payment Agent from the Borrowers falls short of the total amount of the payment due to be made by the Borrowers on such date then, without prejudice to any rights or remedies available to the Payment Agent, the Security Trustee and the Lenders under any of the Security Documents, the Payment Agent must apply the amount actually received from the Borrowers in or towards discharge of the obligations of the Borrowers under the Security Documents in the following order, notwithstanding any appropriation made, or purported to be made, by the Borrowers:

6.10.1 first, in or towards payment, on a pro-rata basis, of any unpaid costs and expenses of the Payment Agent, the Agent and the Security Trustee under any of the Security Documents;

6.10.2 secondly, in or towards payment of any fees payable to the Arranger, the Agent or any of the other Banks under, or in relation to, the Security Documents which remain unpaid;

6.10.3 thirdly, in or towards payment to the Lenders, on a pro rata basis, of any accrued interest owing in respect of the Loan which shall have become due under any of the Security Documents but remains unpaid;

6.10.4 fourthly, in or towards repayment of the Loan which have become due and payable and in or towards payment to the Swap Bank of any sum which shall have become due under the Master Agreement but remains unpaid;

6.10.5 fifthly, in or towards payment to the Lenders, on a pro rata basis, any Break Costs and any other sum relating to the Loan which shall have become due under any of the Security Documents but remains unpaid; and

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The order of application set out in clauses 6.10.1 to 6.10.5 may be varied by the Payment Agent if the Majority Lenders so direct, without any reference to, or consent or approval from, the Borrowers.

7  REPRESENTATIONS AND WARRANTIES

7.1  Continuing representations and warranties

The Borrowers represent and warrant to each Bank that:

7.1.1 Due incorporation

each of the Security Parties is duly incorporated and validly existing in good standing, under the laws of its respective country of incorporation, in each case, as a corporation and has power to carry on its respective businesses as it is now being conducted and to own their respective property and other assets to which it has unencumbered legal and beneficial title except as disclosed to the Agent in writing;

7.1.2 Corporate power

each of the Security Parties has power to execute, deliver and perform its obligations and, as the case may be, to exercise its rights under the Underlying Documents and the Security Documents to which it is a party; all necessary corporate, shareholder and other action has been taken to authorise the execution, delivery and on the execution of the Security Documents performance of the same and no limitation on the powers of the Borrowers to borrow or any other Security Party to howsoever incur liability and/or to provide or grant security will be exceeded as a result of borrowing any part of the Loan;

7.1.3 Binding obligations

the Underlying Documents and the Security Documents, when executed, will constitute valid and legally binding obligations of the relevant Security Parties enforceable in accordance with their respective terms;

7.1.4 No conflict with other obligations

the execution and delivery of, the performance of their obligations under, and compliance with the provisions of, the Underlying Documents and the Security Documents by the relevant Security Parties will not (i) contravene any existing applicable law, statute, rule or regulation or any judgment, decree or permit to which any Security Party or other member of the Group is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which any Security Party or any other member of the Group is a party or is subject or by which it or any of its property is bound, (iii) contravene or conflict with any provision of the constitutional documents of any Security Party or (iv) result in the creation or imposition of, or oblige any of the Security Parties to create, any Encumbrance (other than a Permitted Encumbrance) on any of the undertakings, assets, rights or revenues of any of the Security Parties;

7.1.5 No default

no Default has occurred;

7.1.6 No litigation or judgments

no Proceedings are current, pending or, to the knowledge of the officers of any Borrower, threatened against any of the Security Parties or any other Group Members or their assets which could have a Material Adverse Effect and there exist no judgments, orders, injunctions which would materially affect the obligations of the Security Parties under the Security Documents;

7.1.7 No filings required

except for the registration of the Mortgages in the relevant register under the laws of the relevant Flag State through the relevant Registry, it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Underlying Documents or any of the Security Documents that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Pertinent Jurisdiction or that any stamp, registration or similar tax or charge be paid in any

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Pertinent Jurisdiction on or in relation to any of the Underlying Documents or the Security Documents and each of the Underlying Documents and the Security Documents is in proper form for its enforcement in the courts of each Pertinent Jurisdiction;

7.1.8 Required Authorisations and legal compliance

all Required Authorisations have been obtained or effected and are in full force and effect and no Security Party has in any way contravened any applicable law, statute, rule or regulation (including all such as relate to money laundering);

7.1.9 Choice of law

the choice of English law to govern the Underlying Documents and the Security Documents (other than the Mortgages and the Earnings Account Pledge and the Retention Account Pledge), the choice of the law of the Flag State to govern the Mortgages, the choice of greek law to govern the Earnings Account Pledge and the Retention Account Pledge and the submissions by the Security Parties to the jurisdiction of the English courts and the obligations of such Security Parties associated therewith, are valid and binding;

7.1.10 No immunity

no Security Party nor any of their assets is entitled to immunity on the grounds of sovereignty or otherwise from any Proceedings whatsoever;

7.1.11 Financial statements correct and complete

the latest audited and unaudited consolidated financial statements of the Corporate Guarantor in respect of the relevant financial year as delivered to the Agent present or will present fairly and accurately the financial position of the Corporate Guarantor and the consolidated financial position of the Group as at the date thereof and the results of the operations of the Corporate Guarantor and the consolidated results of the operations of the Group for the financial year ended on such date and, as at such date, neither the Corporate Guarantor nor any of its subsidiaries had any significant liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements;

7.1.12 Pari passu

the obligations of the Borrowers under this Agreement are direct, general and unconditional obligations of the Borrowers and rank at least pari passu with all other present and future unsecured and unsubordinated Indebtedness of the Borrowers except for obligations which are mandatorily preferred by operation of law and not by contract;

7.1.13 Information/ Material Adverse Effect

all information, whatsoever provided by any Security Party to the Agent in connection with the negotiation and preparation of the Security Documents or otherwise provided hereafter in relation to, or pursuant to this Agreement is, or will be, true and accurate in all material respects and not misleading, does or will not omit material facts and all reasonable enquiries have been, or shall have been, made to verify the facts and statements contained therein and there has not occurred any event which could have a Material Adverse Effect on any Security Party since such information was provided to the Agent; there are, or will be, no other facts the omission of which would make any fact or statement therein misleading;

7.1.14 No withholding Taxes

no Taxes anywhere are imposed whatsoever by withholding or otherwise on any payment to be made by any Security Party under the Underlying Documents or the Security Documents to which such Security Party is or is to be a party or are imposed on or by virtue of the execution or delivery by the Security Parties of the Underlying Documents or the Security Documents or any other document or instrument to be executed or delivered under any of the Security Documents;

7.1.15 Use of proceeds

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the Borrowers shall apply the Loan only for the purposes specified in clauses 1.1 and 2.1;

7.1.16 The Mortgaged Vessels

throughout the Facility Period, each Mortgaged Vessel will, following its Delivery Date, be :

(a) in the absolute sole, legal and beneficial ownership of the relevant Owner;

(b) registered through the offices of the relevant Registry as a ship under the laws and flag of the relevant Flag State;

(c) in compliance with the ISM Code and the ISPS Code and operationally seaworthy and in every way fit for service;

(d) in good and sea-worthy and cargo-worthy condition; and

(e) classed with the relevant Classification free of all requirements and recommendations of the relevant Classification Society.

7.1.17 Mortgaged Vessels’ employment

except with prior notice to the Lenders, there will not be any agreement or arrangement whereby the Earnings (as defined in the relevant Ship Security Documents) of any Mortgaged Vessel may be shared howsoever with any other person;

7.1.18 Freedom from Encumbrances

no Mortgaged Vessel nor its Earnings, Insurances or Requisition Compensation (each as defined in the relevant Ship Security Documents) nor the Earnings Account nor any Extended Employment Contract in respect of such Mortgaged Vessel nor any other properties or rights which are, or are to be, the subject of any of the Security Documents nor any part thereof will be subject to any Encumbrance except Permitted Encumbrances;

7.1.19 Environmental Matters

except as may already have been disclosed by the Borrowers in writing to, and acknowledged and accepted in writing by, the Agent:

(a) the Borrowers and, to the best of the Borrowers’ knowledge and belief (having made due enquiry), their respective Environmental Affiliates, have complied with the provisions of all Environmental Laws;

(b) the Borrowers and, to the best of the Borrowers’ knowledge and belief (having made due enquiry), their respective Environmental Affiliates have obtained all Environmental Approvals and are in compliance with all such Environmental Approvals;

(c) no Environmental Claim has been made or threatened or pending against any Borrower, or, to the best of the Borrowers’ knowledge and belief (having made due enquiry), any of their respective Environmental Affiliates; and

(d) there has been no Environmental Incident;

7.1.20 ISM and ISPS Code

With effect from the Delivery Date of its Vessel, each of the Borrowers will comply with and continue to comply with and procure that the Manager complies with and continues to comply with the ISM Code, the ISPS Code and all other statutory and other requirements relative to its business and in particular each Borrower or the Manager will obtain and maintain a valid DOC and SMC for each Mortgaged Vessels and that it and the Manager will implement and continue to implement an ISM SMS;

7.1.21 Copies true and complete

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the Certified Copies or originals of the Underlying Documents delivered or to be delivered to the Agent pursuant to clause 8.1 are, or will when delivered be, true and complete copies or, as the case may be, originals of such documents; and such documents constitute valid and binding obligations of the parties thereto enforceable in accordance with their respective terms and there have been no amendments or variations thereof or defaults thereunder;

7.1.22 the Borrowers are the ultimate beneficiaries of the Loan;

7.1.23 no Security Party has incurred any Indebtedness save under this Agreement or as otherwise disclosed to the Agent in writing or as disclosed in the Group’s public filings;

7.1.24 the Corporate Guarantor and all Borrowers have filed all tax and other fiscal returns required to be filed by any tax authority to which they are subject;

7.1.25 no Borrower has an office in England.

7.2  Repetition of representations and warranties

On each day throughout the Facility Period, the Borrowers shall be deemed to repeat the representations and warranties in clause 7 updated mutatis mutandis as if made with reference to the facts and circumstances existing on such day.

8  UNDERTAKINGS

8.1  General

The Borrowers undertake with each Bank that, from the Execution Date until the end of the Facility Period, they will:

8.1.1 Notice of Default and Proceedings

promptly inform the Agent of (a) any Default and of any other circumstances or occurrence which might adversely affect the ability of any Security Party to perform its obligations under any of the Security Documents and (b) as soon as the same is instituted or threatened, details of any Proceedings involving any Security Party which could have a material adverse effect on that Security Party and/or the operation of any of the Vessels (including, but not limited to any Total Loss of a Vessel or the occurrence of any Environmental Incident) and will from time to time, if so requested by the Agent, confirm to the Agent in writing that, save as otherwise stated in such confirmation, no Default has occurred and is continuing and no such Proceedings are on foot or threatened;

8.1.2 Authorisation

obtain or cause to be obtained, maintain in full force and effect and comply fully with all Required Authorisations, provide the Agent with Certified Copies of the same and do, or cause to be done, all other acts and things which may from time to time be necessary or desirable under any applicable law (whether or not in the Pertinent Jurisdiction) for the continued due performance of all the obligations of the Security Parties under each of the Security Documents;

8.1.3 Corporate Existence/Ownership

ensure that each Security Party maintains its corporate existence as a body corporate duly organised and validly existing and in good standing under the laws of the Pertinent Jurisdiction and ensure that each Borrower is owned, directly or through other companies, by the Corporate Guarantor for the time being;

8.1.4 Use of proceeds

use the Advances exclusively for the purposes specified in clauses 1.1 and 2.1;

8.1.5 Pari passu

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ensure that their obligations under this Agreement shall at all times rank at least pari passu with all their other present and future unsecured and unsubordinated Indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract;

8.1.6 Financial statements

send to the Agent (or procure that is sent):

(a) as soon as possible, but in no event later than 180 days after the end of each of its Financial Years, annual audited (prepared in accordance with US GAAP by a firm of accountants acceptable to the Agent) consolidated balance sheet and profit and loss accounts of the Corporate Guarantor and all companies which are owned, directly or indirectly, or controlled by it (commencing with the Financial Year ending 31 December 2010); and

(b) as soon as possible, but in no event later than 60 days after the end of each 3 month period in each of its Financial Years, the Corporate Guarantor’s unaudited consolidated balance sheet and profit and loss accounts for that 3 month period certified as to their correctness by its chief financial officer.

8.1.7 Reimbursement of MII & MAP Policy premiums

Whether or not any amount is borrowed under this Agreement, reimburse each Bank on the Agent’s written demand the amount of the premium payable by such Bank for the inception or, as the case may be, extension and/or continuance of the MII & MAP Policy (including any insurance tax thereon);

8.1.8 Compliance Certificates

deliver to the Agent on the earlier of (i) the date on which the quarterly reports are delivered under clause 8.1.6 and (ii) the date falling 75 days after the end of the financial quarter to which they refer, a Compliance Certificate together with such supporting information as the Agent may require.

8.1.9 Provision of further information

provide the Agent, and procure that the Corporate Guarantor provide the Agent, with such financial or other information concerning any Borrower and their respective affairs, activities, financial standing, Indebtedness and operations and the performance of the Mortgaged Vessels as the Agent or any Lender (acting through the Agent) may from time to time reasonably require and all other documentation and information as any Lender may from time to time require in order to comply with its, and all other relevant, know-your-customer regulations;

8.1.10 Obligations under Security Documents

duly and punctually perform each of the obligations expressed to be imposed or assumed by them under the Security Documents and Underlying Documents and will procure that each of the other Security Parties will, duly and punctually perform each of the obligations expressed to be assumed by it under the Security Documents and the Underlying Documents to which it is a party;

8.1.11 Compliance with ISM Code

comply with, and will procure that any Operator will comply with, and ensure that the Mortgaged Vessels and any Operator comply with the requirements of the ISM Code, including (but not limited to) the maintenance and renewal of valid certificates pursuant thereto throughout the Security Period (as defined in the Mortgages);

8.1.12 Withdrawal of DOC and SMC

immediately inform the Agent if there is any actual withdrawal of their or any Operator’s DOC or the SMC of any Mortgaged Vessel;

8.1.13 Issuance of DOC and SMC

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and will procure that any Operator will promptly inform the Agent of the receipt by any Borrower or any Operator of notification that its application for a DOC or any application for an SMC for any Mortgaged Vessel has been refused;

8.1.14 ISPS Code Compliance

and will procure that the Manager or any Operator will:

(a) maintain at all times a valid and current ISSC in respect of each Mortgaged Vessel;

(b) immediately notify the Agent in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC in respect of a Mortgaged Vessel; and

(c) procure that each Mortgaged Vessel will comply at all times with the ISPS Code;

8.1.15 Compliance with Laws and payment of taxes

and will comply with all relevant Environmental Laws, laws, statutes and regulations and pay all taxes for which it is liable as they fall due;

8.1.16 Charters etc.

(i) deliver to the Agent a Certified Copy of each Extended Employment Contract upon its execution, (ii) forthwith on the Agent’s request execute (a) a Charter Assignment in respect thereof and (b) any notice of assignment required in connection therewith and use reasonable efforts to procure the acknowledgement of any such notice of assignment by the relevant charterer (provided that any failure to procure the same shall not constitute an Event of Default) and (iii) pay all legal and other costs incurred by the Agent in connection with any such Charter Assignments, forthwith following the Agent’s demand.

8.1.17 Financial Covenants of the Corporate Guarantor’s Group

procure that

(a) at no time shall the Liquidity of the Group be less than the Minimum Liquidity;

(b) as of the earlier of (i) the Final Delivery Date and (ii) 1 January 2013, the Net Worth of the Group will at all times exceed USD75,000,000;

(c) as of the earlier of (i) the Final Delivery Date and (ii) 1 January 2013, the Total Liabilities divided by the Total Assets (adjusted for market values of vessels calculated in accordance with Clause 8.2.2) shall be less than 75%.

8.1.18 Inspection

the Agent, at the cost of the Borrowers and upon receipt of at least 15 days written notice, by surveyors or other persons appointed by it for such purpose, to board any Mortgaged Vessel at all other reasonable times for the purpose of inspecting her and to afford all proper facilities for such inspections and for this purpose to give the Agent reasonable advance notice of any intended drydocking of each Vessel (whether for the purpose of classification, survey or otherwise) and to pay the costs in respect of one inspection in each calendar year; and

8.1.19 Delivery

Pay to the Builder all amounts payable on delivery of the Vessels in accordance with the relevant Shipbuilding Contract and take, or as the case may be, ensure that the relevant Borrower, takes delivery of the relevant Vessel.

8.1.20 Subordination

Ensure that all Indebtedness of any Borrower to its shareholders or to any other Group Member is fully subordinated, and to subordinate any Indebtedness issued to it by the Corporate Guarantor, all in a form acceptable to the Agent (acting on the instructions of the Majority Lenders).

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8.1.21 Dividends

The Borrowers and Corporate Guarantor may declare or pay dividends or distribute any of their present or future assets, undertakings, rights or revenues in an amount not exceeding 50% of the Net Profits for any relevant financial year to any of their partners, members or shareholders, and the Corporate Guarantor may make such other investments as it may require, only if there has not occurred any Event of Default.

8.1.22 Corporate Guarantees

On the Share Acquisition Date the Borrowers shall procure the delivery to the Security Trustee of:

(a) the Corporate Guarantee duly executed by Navios Acquisition (and upon receipt thereof by the Security Trustee the Corporate Guarantee which was executed on the first Drawdown Date shall terminate and cease to be enforceable, which the Security Trustee shall confirm in writing at that time) ;

(b) such documentation equivalent to that set out in Schedule 3 Part A items (a)-(d) inclusive in respect of Navios Acquisition as the Agent may require;

(c) within 10 Banking Days of the Share Acquisition Date, the opening balance sheet of Navios Acquisition duly audited by a firm of accountants acceptable the Lenders;

(d) a copy of the presentation given to the investors in Navios Acquisition;

(e) a cashflow forecast for the Group for the 3 years following the Share Acquisition Date;

(f) evidence that Navios Acquisition is the sole shareholder of the Shareholder and the Shareholder is the sole shareholder of each of the Borrower; and

(g) if required by the Lenders, Shares Pledges duly executed by the Shareholder in respect of each Borrower together with all documents required to be delivered pursuant thereto.

8.2  Security value maintenance

8.2.1 Security shortfall

If, at any time after the first Delivery Date, the Security Value shall be less than the Required Security Amount, the Agent (acting on the instructions of the Majority Lenders) shall give notice to the Borrowers requiring that such deficiency be remedied and then the Borrowers must either:

(a) prepay within a period of thirty (30) days of the date of receipt by the Borrowers of the Agent’s said notice such part of the Delivered Tranches as will result in the Security Value after such prepayment (taking into account any other repayment of the Delivered Tranches made between the date of the notice and the date of such prepayment) being equal to or higher than the Required Security Amount; or

(b) within thirty (30) days of the date of receipt by the Borrowers of the Agent’s said notice constitute to the satisfaction of the Agent such further security for the Loan as shall be acceptable to the Majority Lenders having a value for security purposes (as determined by the Agent in its absolute discretion) at the date upon which such further security shall be constituted which, when added to the Security Value, shall not be less than the Required Security Amount as at such date.

The provisions of clauses 4.6 and 4.7 shall apply to prepayments under clause 8.2.1(a) provided that the Agent shall apply such prepayments (i) pro rata against the Tranches, (ii) in reduction of the repayment instalments under clause 4.1 pro rata and the amounts of the Loan prepaid hereunder shall not be available to be re-borrowed.

8.2.2 Valuation of Mortgaged Vessels

Each Mortgaged Vessel shall, for the purposes of this Agreement, be valued (at the Borrowers’ expense) in USD by taking either (i) the valuation prepared by an Approved Broker or (ii) if requested by the Lenders, the arithmetic mean of valuations prepared by any two Approved Brokers appointed by the Agent, in each case such valuations to be made without physical inspection, and on the basis of a sale for prompt delivery for

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cash at arms’ length, on normal commercial terms, as between a willing buyer and a willing seller without taking into account the benefit or burden of any charterparty or other engagement concerning the relevant Mortgaged Vessel to be obtained (in addition to (a) above) at any other time as the Agent (acting on the instructions of the Majority Lenders) shall additionally require, at the cost of the Lenders.

The Approved Brokers’ valuations for each Mortgaged Vessel on each such occasion shall constitute the Valuation Amount of such Mortgaged Vessel for the purposes of this Agreement until superceded by the next such valuation.

8.2.3 Information

The Borrowers undertake with the Banks to supply to the Agent and to the Approved Broker such information concerning the relevant Mortgaged Vessel and its condition as such shipbrokers may require for the purpose of determining any Valuation Amount.

8.2.4 Costs

All costs in connection with the obtaining and any determining of any Valuation Amount pursuant to Clause 8.2.2(a) and any valuation either of any additional security for the purposes of ascertaining the Security Value at any time or necessitated by the Borrowers electing to constitute additional security pursuant to clause 8.2.1(b), must be paid by the Borrowers.

8.2.5 Valuation of additional security

For the purposes of this clause 8.2, the market value (i) of any additional security over a ship (other than the Vessels) shall be determined in accordance with clause 8.2.2 and (ii) of any other additional security provided or to be provided to the Banks or any of them shall be determined by the Agent in its absolute discretion.

8.2.6 Documents and evidence

In connection with any additional security provided in accordance with this clause 8.2, the Agent shall be entitled to receive (at the Borrowers’ expense) such evidence and documents of the kind referred to in schedule 3 as may in the Agent’s opinion be appropriate and such favourable legal opinions as the Agent shall in its absolute discretion require.

8.3  Negative undertakings

The Borrowers jointly and severally undertake with each Bank that, from the Execution Date until the end of the Facility Period, they will not, without the prior written consent of the Agent (acting on the instructions of the Majority Banks):

8.3.1 Negative pledge

permit any Encumbrance (other than a Permitted Encumbrance) to subsist, arise or be created or extended over all or any part of their respective present or future undertakings, assets, rights or revenues to secure or prefer any present or future Indebtedness or other liability or obligation of any Group Member or any other person;

8.3.2 No merger or transfer

merge or consolidate with any other person or permit any change to the legal or beneficial ownership of their shares from that existing at the Execution Date;

8.3.3 Disposals

sell, transfer, assign, create security or option over, pledge, pool, abandon, lend or otherwise dispose of or cease to exercise direct control over any part of their present or future undertaking, assets, rights or revenues (otherwise than by transfers, sales or disposals for full consideration in the ordinary course of trading) whether by one or a series of transactions related or not;

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8.3.4 Other business or manager

undertake any business other than the ownership and operation of the Ships or employ anyone other than the Manager as commercial and technical manager of the Vessels;

8.3.5 Acquisitions

acquire any further assets other than the Vessels and rights arising under contracts entered into by or on behalf of the Borrowers in the ordinary course of their businesses of owning, operating and chartering the Vessels;

8.3.6 Other obligations

incur any obligations except for obligations arising under the Underlying Documents or the Security Documents or contracts entered into in the ordinary course of their business of owning, operating and chartering the Vessels;

8.3.7 No borrowing

incur any Borrowed Money except for Borrowed Money pursuant to the Security Documents;

8.3.8 Repayment of borrowings

repay or prepay the principal of, or pay interest on or any other sum in connection with any of their Borrowed Money except for Borrowed Money pursuant to the Security Documents;

8.3.9 Guarantees

issue any guarantees or otherwise become directly or contingently liable for the obligations of any person, firm, or corporation except pursuant to the Security Documents and except for (i) guarantees from time to time required in the ordinary course by any protection and indemnity or war risks association with which a Vessel is entered, guarantees required to procure the release of such Vessel from any arrest, detention, attachment or levy or guarantees required for the salvage of a Vessel and (ii) such other guarantees to which the Agent shall have consented in writing on behalf of the Banks;

8.3.10 Loans

make any loans or grant any credit (save for normal trade credit in the ordinary course of business) to any person or agree to do so;

8.3.11 Sureties

permit any Indebtedness of any Borrower to any person (other than the Banks pursuant to the Security Documents) to be guaranteed by any person (except for guarantees from time to time required in the ordinary course of business and in the ordinary course by any protection and indemnity or war risks association with which a Vessel is entered, guarantees required to procure the release of such Vessel from any arrest, detention, attachment or levy or guarantees or undertakings required for the salvage of a Vessel and guarantees in favour of the Builder in respect of any Shipbuilding Contract); or

8.3.12 Subsidiaries

form or acquire any Subsidiaries.

9  CONDITIONS

9.1  Advance of any Advance

The obligation of each Lender to make its Commitment available in respect of any Advance is conditional upon:

9.1.1 that, on or before the service of the first Drawdown Notice hereunder, the Agent has received the documents described in Part A of Schedule 3 in form and substance satisfactory to the Agent and its lawyers;

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9.1.2 that, on or before the service of the Drawdown Notice in respect of the Advances referred to in clause 2.5.1(a) the Agent has received the documents described in Part B of Schedule 3 in respect of the Relevant Vessel (as defined in Schedule 3) in form and substance satisfactory to the Agent and its lawyers;

9.1.3 that, on or before the service of the Drawdown Notice in respect of the Advances referred to in clause 2.5.1(b), the Agent has received the documents described in Part C of Schedule 3 in respect of the Relevant Vessel in form and substance satisfactory to the Agent and its lawyers

9.1.4 that, on or before service of the Drawdown Notice in respect of Advances referred to in clause 2.5.1(c), the Agent has received the documents described in Part D of Schedule 3 in respect of the Relevant Vessel in form and substance satisfactory to the Agent and its lawyers;

9.1.5 that, on or before service of the Drawdown Notice in respect of Advances referred to in clause 2.5.1(d), the Agent has received the documents described in Part E of Schedule 3 in respect of the Relevant Vessel in form and substance satisfactory to the Agent and its lawyers;

9.1.6 that, on or before service of the Drawdown Notice in respect of Advances referred to in clause 2.5.1(e), the Agent has received the documents described in Part F of Schedule 3 in respect of the Relevant Vessel in form and substance satisfactory to the Agent and its lawyers;

9.1.7 that, on or before service of the Drawdown Notice in respect of Advances referred to in clause 2.5.1(f), the Agent has received the documents described in Part G of Schedule 3 in respect of the Relevant Vessel in form and substance satisfactory to the Agent and its lawyers;

9.1.8 the representations and warranties contained in clause 7 and clauses 4.1 and 4.2 of the Corporate Guarantee being then true and correct as if each was made with respect to the facts and circumstances existing at such time; and

9.1.9 no Default having occurred and being continuing and there being no Default which would result from the making of the Loan.

9.2  Waiver of conditions precedent

The conditions specified in this clause 9 are inserted solely for the benefit of the Lenders and may be waived by the Agent in whole or in part and with or without conditions only with the consent of the Majority Lenders.

9.3  Further conditions precedent

Not later than five (5) Banking Days prior to the Drawdown Date of an Advance and not later than five (5) Banking Days prior to any Interest Payment Date, the Agent (acting on the instructions of the Majority Lenders) may request and the Borrowers must, not later than two (2) Banking Days prior to such date, deliver to the Agent (at the Borrowers’ expense) on such request further favourable certificates and/or opinions as to any or all of the matters which are the subject of clauses 7, 8, 9 and 10.

9.4  Release of Shares Pledges

The Lenders agree that upon the drawdown of the final Advance in respect of a Tranche, and receipt of a Negative Pledge in respect of the Owner of the Vessel financed by that Tranche, the Security Trustee shall (provided no Event of Default has occurred) release the Shares Pledge in respect of that Owner.

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10  EVENTS OF DEFAULT

10.1  Events

Each of the following events shall constitute an Event of Default (whether such event shall occur voluntarily or involuntarily or by operation of law or regulation or in connection with any judgment, decree or order of any court or other authority or otherwise, howsoever):

10.1.1 Non-payment:  any Security Party fails to pay any sum payable by it under any of the Security Documents at the time, in the currency and in the manner stipulated in the Security Documents or the Underlying Documents (and so that, for this purpose, sums payable (i) under clauses 3.1 and 4.1 shall be treated as having been paid at the stipulated time if (aa) received by the Agent within two (2) days of the dates therein referred to and (bb) such delay in receipt is caused by administrative or other delays or errors within the banking system and (ii) on demand shall be treated as having been paid at the stipulated time if paid within two (2) Banking Days of demand); or

10.1.2 Breach of Insurance and certain other obligations:  any Owner or, as the context may require, the Manager or any other person fails to obtain and/or maintain the Insurances (as defined in, and in accordance with the requirements of, the Ship Security Documents) for any of the Mortgaged Vessels or if any insurer in respect of such Insurances cancels the Insurances or disclaims liability by reason, in either case, of mis-statement in any proposal for the Insurances or for any other failure or default on the part of the Borrowers or any other person or a Borrower commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by them under clause 8; or

10.1.3 Breach of other obligations:  any Security Party commits any breach of or omits to observe any of its obligations or undertakings expressed to be assumed by it under any of the Security Documents (other than those referred to in clauses 10.1.1 and 10.1.2 above) unless such breach or omission, in the opinion of the Agent (following consultation with the Banks) is capable of remedy, in which case the same shall constitute an Event of Default if it has not been remedied within fifteen (15) days of the occurrence thereof; or

10.1.4 Misrepresentation:  any representation or warranty made or deemed to be made or repeated by or in respect of any Security Party in or pursuant to any of the Security Documents or in any notice, certificate or statement referred to in or delivered under any of the Security Documents is or proves to have been incorrect or misleading in any material respect; or

10.1.5 Cross-default:  There shall occur a default (howsoever therein described) under the any Indebtedness in an amount exceeding five million Dollars (USD5,000,000) of any Borrower or any Indebtedness of any Security Party is not paid when due (subject to applicable grace periods) or any such Indebtedness of any Borrower or any Security Party becomes (whether by declaration or automatically in accordance with the relevant agreement or instrument constituting the same) due and payable prior to the date when it would otherwise have become due (unless as a result of the exercise by the relevant Borrower or Security Party of a voluntary right of prepayment), or any creditor of a Borrower or any Security Party becomes entitled to declare any such Indebtedness due and payable or any facility or commitment available to any Borrower or any Security Party relating to Indebtedness is withdrawn, suspended or cancelled by reason of any default (however described) of the person concerned; or

10.1.6 Execution:  any uninsured judgment or order made against any Security Party is not stayed, appealed against or complied with within fifteen (15) days or a creditor attaches or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of any Security Party and is not discharged within thirty (30) days; or

10.1.7 Insolvency:  any Security Party is unable or admits inability to pay its debts as they fall due; suspends making payments on any of its debts or announces an intention to do so; becomes insolvent; or any Security Party (other than the Corporate Guarantor) has negative net worth (taking into account contingent liabilities); or suffers the declaration by any court, liquidator, receiver or administrator of a moratorium in respect of any of its Indebtedness; or

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10.1.8 Reduction or loss of capital:  a meeting is convened by any Security Party (other than the Corporate Guarantor) without the Agent’s prior written consent, for the purpose of passing any resolution to purchase, reduce or redeem any of its share capital without the Agent’s prior written consent; or

10.1.9 Dissolution:  any corporate action, Proceedings or other steps are taken to dissolve or wind-up any Security Party or an order is made or resolution passed for the dissolution or winding up of any Security Party or a notice is issued convening a meeting for such purpose; or

10.1.10 Administration:  any petition is presented, notice given or other steps are taken anywhere to appoint an administrator of any Security Party or the Agent reasonably believes that any such petition or other step is imminent or an administration order is made in relation to any Security Party; or

10.1.11 Appointment of receivers and managers:  any administrative or other receiver is appointed anywhere of any Security Party or any part of its assets and/or undertaking or any other steps are taken to enforce any Encumbrance over all or any part of the assets of any Security Party; or

10.1.12 Compositions:  any corporate action, legal proceedings or other procedures or steps are taken, or negotiations commenced, by any Security Party or by any of its creditors (other than the Corporate Guarantor) or any legal proceedings are taken in respect of the Corporate Guarantor, with a view to the general readjustment or rescheduling of all or part of its Indebtedness or to proposing any kind of composition, compromise or arrangement involving such company and any of its creditors; or

10.1.13 Analogous proceedings:  there occurs, in relation to any Security Party, in any country or territory in which any of them carries on business or to the jurisdiction of whose courts any part of their assets is subject, any event which, in the reasonable opinion of the Agent, appears in that country or territory to correspond with, or have an effect equivalent or similar to, any of those mentioned in clauses 10.1.6 to 10.1.12 (inclusive) or any Security Party otherwise becomes subject, in any such country or territory, to the operation of any law relating to insolvency, bankruptcy or liquidation; or

10.1.14 Cessation of business:  any Security Party suspends or ceases or threatens to suspend or cease to carry on its business without the prior written consent of the Agent, such consent not to be unreasonably withheld; or

10.1.15 Seizure:  all or a material part of the undertaking, assets, rights or revenues of, or shares or other ownership interests in, any Security Party are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any Government Entity; or

10.1.16 Invalidity:  any of the Security Documents and the Underlying Documents shall at any time and for any reason become invalid or unenforceable or otherwise cease to remain in full force and effect, or if the validity or enforceability of any of the Security Documents and the Underlying Documents shall at any time and for any reason be contested by any Security Party which is a party thereto, or if any such Security Party shall deny that it has any, or any further, liability thereunder; or

10.1.17 Unlawfulness:  any Unlawfulness occurs or it becomes impossible or unlawful at any time for any Security Party, to fulfil any of the covenants and obligations expressed to be assumed by it in any of the Security Documents or for a Bank to exercise the rights or any of them vested in it under any of the Security Documents or otherwise; or

10.1.18 Repudiation:  any Security Party repudiates any of the Security Documents or does or causes or permits to be done any act or thing evidencing an intention to repudiate any of the Security Documents; or

10.1.19 Encumbrances enforceable:  any Encumbrance (other than Permitted Liens) in respect of any of the property (or part thereof) which is the subject of any of the Security Documents becomes enforceable; or

10.1.20 Arrest:  a Mortgaged Vessel is arrested, confiscated, seized, taken in execution, impounded, forfeited, detained in exercise or purported exercise of any possessory lien or other claim or otherwise taken from the possession of its Owner and that Owner shall fail to procure the release of such Mortgaged Vessel within a period of fifteen (15) days thereafter (this clause does not include capture of a Vessel by pirates); or

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10.1.21 Registration:  the registration of a Mortgaged Vessel under the laws and flag of the relevant Flag State is cancelled or terminated without the prior written consent of the Majority Banks; or

10.1.22 Unrest:  the Flag State of a Mortgaged Vessel or the country in which any Security Party is incorporated or domiciled becomes involved in hostilities or civil war or there is a seizure of power in the Flag State by unconstitutional means unless the Owner of the Vessel registered in such Flag State shall have transferred its Vessel onto a new flag acceptable to the Banks within sixty (60) days of the start of such hostilities or civil war or seizure of power; or

10.1.23 Environmental Incidents:  an Environmental Incident occurs which gives rise, or may give rise, to an Environmental Claim which could, in the opinion of the Agent be expected to have a material adverse effect (i) on the business, assets or financial condition of any Security Party or the Group taken as a whole or (ii) on the security constituted by any of the Security Documents or the enforceability of that security in accordance with its terms; or

10.1.24 P&I:  an Owner or the Manager or any other person fails or omits to comply with any requirements of the protection and indemnity association or other insurer with which a Mortgaged Vessel is entered for insurance or insured against protection and indemnity risks (including oil pollution risks) to the effect that any cover (including, without limitation, any cover in respect of liability for Environmental Claims arising in jurisdictions where such Mortgaged Vessel operates or trades) is or may be liable to cancellation, qualification or exclusion at any time; or

10.1.25 Material events:  any other event occurs or circumstance arises which, in the opinion of the Agent (following consultation with the Banks), is likely materially and adversely to affect either (i) the ability of any Security Party to perform all or any of its obligations under or otherwise to comply with the terms of any of the Security Documents or (ii) the security created by any of the Security Documents; or

10.1.26 Required Authorisations:  any Required Authorisation is revoked or withheld or modified or is otherwise not granted or fails to remain in full force and effect or if any exchange control or other law or regulation shall exist which would make any transaction under the Security Documents or the continuation thereof, unlawful or would prevent the performance by any Security Party of any term of any of the Security Documents;

10.1.27 Ownership:  there is any change in the ownership of any Borrower without the prior written consent of the Agent or (following the Share Acquisition Date) the number of shares of and in Navios Acquisition owned by Navios Maritime Holdings Inc., Mrs. Angeliki Frangou and their respective affiliates in aggregate falls below 30% of the issued shares of Navios Acquisition; or

10.1.28 Money Laundering:  any Security Party is in breach of or fails to observe any law, requirement, measure or procedure implemented to combat “money laundering” as defined in Article 1 of the Directive (91/308 EEC) of the Council of the European Communities; or

10.1.28 Master Agreement:  (i) an Event of Default or Potential Event of Default (or the equivalent under the Master Agreement) has occurred and is continuing under the Master Agreement or (ii) an Early Termination Date (as defined in the Master Agreement) has occurred or been effectively designated under the Master Agreement or (iii) a person entitled to do so gives notice of an Early Termination Date (as defined in the Master Agreement) or (iv) the Master Agreement is terminated, cancelled, suspended, rescinded or revoked or otherwise ceases to remain in full force and effect for any reason.

10.2  Acceleration

The Agent may, and if so requested by the Majority Lenders shall, without prejudice to any other rights of the Lenders, at any time after the happening of an Event of Default by notice to the Borrowers declare that:

10.2.1 the obligation of each Lender to make its Commitment available shall be terminated, whereupon the Commitment shall be reduced to zero forthwith; and/or

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10.2.2 the Loan and all interest accrued and all other sums payable whatsoever under the Security Documents have become due and payable, whereupon the same shall, immediately or in accordance with the terms of such notice, become due and payable.

10.3  Demand Basis

If, under clause 10.2.2, the Agent has declared the Loan to be due and payable on demand, at any time thereafter the Agent may (and if so instructed by the Majority Lenders shall) by written notice to the Borrowers (a) demand repayment of the Loan on such date as may be specified whereupon, regardless of any other provision of this Agreement, the Loan shall become due and payable on the date so specified together with all interest accrued and all other sums payable under this Agreement or (b) withdraw such declaration with effect from the date specified in such notice.

11  INDEMNITIES

11.1  General indemnity

The Borrowers agree to indemnify each Bank on demand, without prejudice to any of such Bank’s other rights under any of the Security Documents, against any loss (including loss of Margin) or expense (including, without limitation, Break Costs) which such Bank shall certify as sustained by it as a consequence of any Default, any prepayment of the Loan being made under clauses 4.2, 4.3, 4.4, 4.5, 8.2.1(a) or 12.1 or any other repayment or prepayment of the Loan or part thereof being made otherwise than on an Interest Payment Date relating to the part of the Loan prepaid or repaid; and/or any Advance not being made for any reason (excluding any default by the Payment Agent, the Agent, the Security Trustee or any Lender) after the Drawdown Notice for such Advance has been given.

11.2  Environmental indemnity

The Borrowers shall indemnify each Bank on demand and hold it harmless from and against all costs, claims, expenses, payments, charges, losses, demands, liabilities, actions, Proceedings, penalties, fines, damages, judgements, orders, sanctions or other outgoings of whatever nature which may be incurred or made or asserted whensoever against such Bank at any time, whether before or after the repayment in full of principal and interest under this Agreement, arising howsoever out of an Environmental Claim made or asserted against such Bank which would not have been, or been capable of being, made or asserted against such Bank had it not entered into any of the Security Documents or been involved in any of the resulting or associated transactions.

11.3  Capital adequacy and reserve requirements indemnity

The Borrowers shall promptly indemnify each Lender on demand against any cost incurred or loss suffered by such Lender as a result of its complying with (i) the minimum reserve requirements from time to time of the European Central Bank (ii) any capital adequacy directive of the European Union and/or (iii) any revised framework for international convergence of capital measurements and capital standards and/or any regulation imposed by any Government Entity in connection therewith, and/or in connection with maintaining required reserves with a relevant national central bank to the extent that such compliance or maintenance relates to such Lender’s Commitment and/or Contribution or deposits obtained by it to fund the whole or part thereof and to the extent such cost or loss is not recoverable by such Lender under clause 12.2.

12  UNLAWFULNESS AND INCREASED COSTS

12.1  Unlawfulness

If it is or becomes contrary to any law, directive or regulation for any Lender to contribute to an Advance or to maintain its Commitment or fund its Contribution to the Loan or any Advance, such Lender shall promptly, through the Agent, give notice to the Borrowers whereupon (a) such Lender’s Contribution and Commitment shall be reduced to zero and (b) the Borrowers shall be obliged to prepay such Lender’s

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Contribution either (i) forthwith or (ii) on a future specified date not being earlier than the latest date permitted by the relevant law, directive or regulation together with interest accrued to the date of prepayment and all other sums payable by the Borrowers under this Agreement.

12.2  Increased costs

If the result of any change in, or in the interpretation or application of, or the introduction of, any law or any regulation, request or requirement (whether or not having the force of law, but, if not having the force of law, with which a Lender or, as the case may be, its holding company habitually complies), including (without limitation) those relating to Taxation, capital adequacy, liquidity, reserve assets, cash ratio deposits and special deposits, is to:

12.2.1 subject any Lender to Taxes or change the basis of Taxation of any Lender with respect to any payment under any of the Security Documents (other than Taxes or Taxation on the overall net income, profits or gains of such Lender imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

12.2.2 increase the cost to, or impose an additional cost on, any Lender or its holding company in making or keeping such Lender’s Commitment available or maintaining or funding all or part of such Lender’s Contribution; and/or

12.2.3 reduce the amount payable or the effective return to any Lender under any of the Security Documents; and/or

12.2.4 reduce any Lender’s or its holding company’s rate of return on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to such Lender’s obligations under any of the Security Documents; and/or

12.2.5 require any Lender or its holding company to make a payment or forgo a return on or calculated by reference to any amount received or receivable by such Lender under any of the Security Documents; and/or

12.2.6 require any Lender or its holding company to incur or sustain a loss (including a loss of future potential profits) by reason of being obliged to deduct all or part of its Contribution or the Loan from its capital for regulatory purposes, then and in each such case (subject to clause 12.3):

(a) such Lender shall notify the Borrowers in writing of such event promptly upon its becoming aware of the same; and

(b) the Borrowers shall on demand made at any time whether or not such Lender’s Contribution has been repaid, pay to the Payment Agent for the account of such Lender the amount which such Lender specifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which such Lender or its holding company regards as confidential) is required to compensate such Lender and/or (as the case may be) its holding company for such liability to Taxes, cost, reduction, payment , forgone return or loss.

For the purposes of this clause 12.2 “holding company” means the company or entity (if any) within the consolidated supervision of which a Lender is included.

12.3  Exception

Nothing in clause 12.2 shall entitle any Lender to receive any amount in respect of compensation for any such liability to Taxes, increased or additional cost, reduction, payment, foregone return or loss to the extent that the same is the subject of an additional payment under clause 6.6.

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13  APPLICATION OF MONEYS, SET OFF, PRO-RATA PAYMENTS AND MISCELLANEOUS

13.1  Application of moneys

All moneys received by the Payment Agent and/or the Security Trustee under or pursuant to any of the Security Documents and expressed to be applicable in accordance with the provisions of this clause 13.1 or in a manner determined in the Security Trustee’s or (as the case may be) the Payment Agent’s discretion, shall be applied in the following manner:

13.1.1 first, in or towards payment, on a pro-rata basis, of any unpaid costs and expenses of the Banks or any of them under any of the Security Documents;

13.1.2 secondly, in or towards payment of any fees payable to the Arranger, the Payment Agent or any of the other Banks under, or in relation to, the Security Documents which remain unpaid;

13.1.3 thirdly, in or towards payment to the Banks, on a pro rata basis, of any accrued interest owing in respect of the Loan which shall have become due under any of the Security Documents but remains unpaid;

13.1.4 fourthly, in or towards repayment of the Loan (whether the same is due and payable or not) and in or towards payment to the Swap Bank of any sum which shall have become due under the Master Agreement but remains unpaid;

13.1.5 fifthly, in or towards payment to the Lenders, on a pro rata basis any Break Costs and any other sum relating to the Loan which shall have become due under any of the Security Documents but remains unpaid;

13.1.6 sixthly, the surplus (if any) shall be paid to the Borrowers or to whomsoever else may then be entitled to receive such surplus.

13.2  Set-off

13.2.1 Each Borrower irrevocably authorises each Bank (without prejudice to any of such Bank’s rights at law, in equity or otherwise), at any time and without notice to the Borrowers, to apply any credit balance to which any Borrower is then entitled standing upon any account of any Borrower with any branch of such Bank in or towards satisfaction of any sum due and payable from the Borrowers to such Bank under any of the Security Documents. For this purpose, each Bank is authorised to purchase with the moneys standing to the credit of such account such other currencies as may be necessary to effect such application.

13.2.2 No Bank shall be obliged to exercise any right given to it by this clause 13.2. Each Bank shall notify the Borrowers through the Agent forthwith upon the exercise or purported exercise of any right of set off giving full details in relation thereto and the Agent shall inform the other Banks.

13.2.3 Nothing in this clause 13.2 shall be effective to create a charge or other security interest.

13.3  Pro rata payments

13.3.1 If at any time any Lender (the “Recovering Lender”) receives or recovers any amount owing to it by the Borrowers under this Agreement (other than pursuant to any other Security Document) by direct payment, set-off or in any manner other than by payment through the Payment Agent pursuant to clauses 6.1 or 6.9 (not being a payment received from a Transferee Bank or a sub-participant in such Lender’s Contribution or any other payment of an amount due to the Recovering Lender for its sole account pursuant to clauses 3.6, 5, 6.6, 11.1, 11.2, 11.3, 12.1, or 12.2), the Recovering Lender shall, within two (2) Banking Days of such receipt or recovery (a “Relevant Receipt”) notify the Payment Agent of the amount of the Relevant Receipt. If the Relevant Receipt exceeds the amount which the Recovering Lender would have received if the Relevant Receipt had been received by the Payment Agent and distributed pursuant to clause 6.1 or 6.10 (as the case may be) then:

(a) within two (2) Banking Days of demand by the Payment Agent, the Recovering Lender shall pay to the Payment Agent an amount equal (or equivalent) to the excess;

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(b) the Payment Agent shall treat the excess amount so paid by the Recovering Lender as if it were a payment made by the Borrowers and shall distribute the same to the Lenders (other than the Recovering Lenders) in accordance with clause 6.10; and

(c) as between the Borrowers and the Recovering Lender the excess amount so re-distributed shall be treated as not having been paid but the obligations of the Borrowers to the other Lenders shall, to the extent of the amount so re-distributed to them, be treated as discharged.

13.3.2 If any part of the Relevant Receipt subsequently has to be wholly or partly refunded by the Recovering Lender (whether to a liquidator or otherwise) each Lender to which any part of such Relevant Receipt was so re-distributed shall on request from the Recovering Lender repay to the Recovering Lender such Lender’s pro-rata share of the amount which has to be refunded by the Recovering Lender.

13.3.3 Each Lender shall on request supply to the Agent such information as the Agent may from time to time request for the purposes of this clause 13.3.

13.3.4 Notwithstanding the foregoing provisions of this clause 13.3, no Recovering Lender shall be obliged to share any Relevant Receipt which it receives or recovers pursuant to Proceedings taken by it to recover any sums owing to it under this Agreement with any other party which has a legal right to, but does not, either join in such Proceedings or commence and diligently pursue separate Proceedings to enforce its rights in the same or another court (unless the Proceedings instituted by the Recovering Lender are instituted by it without prior notice having been given to such party through the Agent).

13.4  No release

For the avoidance of doubt it is hereby declared that failure by any Recovering Lender to comply with the provisions of clause 13.3 shall not release any other Recovering Lender from any of its obligations or liabilities under clause 13.3.

13.5  No charge

The provisions of this clause 13 shall not, and shall not be construed so as to, constitute a charge or create or declare a trust by a Lender over all or any part of a sum received or recovered by it in the circumstances mentioned in clause 13.3.

13.6  Further assurance

Each Borrower undertakes with each Bank that the Security Documents shall both at the date of execution and delivery thereof and throughout the Facility Period be valid and binding obligations of the respective parties thereto which, with the rights of each Lender thereunder, are enforceable in accordance with their respective terms and that they will, at their expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Security Parties of, any and every such further assurance, document, act or thing as in the reasonable opinion of the Majority Lenders may be necessary or desirable for perfecting the security contemplated or constituted by the Security Documents.

13.7  Conflicts

In the event of any conflict between this Agreement and any of the other Security Documents, the provisions of this Agreement shall prevail.

13.8  No implied waivers, remedies cumulative

No failure or delay on the part of any of the Banks to exercise any power, right or remedy under any of the Security Documents shall operate as a waiver thereof, nor shall any single or partial exercise by any Bank of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in the Security Documents are cumulative and are not exclusive of any remedies provided by law. No waiver by any Bank shall be effective unless it is in writing.

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13.9  Severability

If any provision of this Agreement is prohibited, invalid, illegal or unenforceable in any jurisdiction, such prohibition, invalidity, illegality or unenforceability shall not affect or impair howsoever the remaining provisions thereof or affect the validity, legality or enforceability of such provision in any other jurisdiction.

13.10  Force Majeure

Regardless of any other provision of this Agreement, none of the Banks shall be liable for any failure to perform the whole or any part of this Agreement resulting directly or indirectly from (i) the action or inaction or purported action of any governmental or local authority (ii) any strike, lockout, boycott or blockade (including any strike, lockout, boycott or blockade effected by or upon any Bank or any of its representatives or employees) (iii) any act of God (iv) any act of war (whether declared or not) or terrorism (v) any failure of any information technology or other operational systems or equipment affecting any Bank or (vi) any other circumstances whatsoever outside any Bank’s control.

13.11  Amendments

This Agreement may be amended or varied only by an instrument in writing executed by all parties hereto who irrevocably agree that the provisions of this clause 13.11 may not be waived or modified except by an instrument in writing to that effect signed by all of them.

13.12  Counterparts

This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same agreement which may be sufficiently evidenced by one counterpart.

13.13  English language

All documents required to be delivered under and/or supplied whensoever in connection howsoever with any of the Security Documents and all notices, communications, information and other written material whatsoever given or provided in connection howsoever therewith must either be in the English language or accompanied by an English translation certified by a notary, lawyer or consulate acceptable to the Agent.

14  ACCOUNTS AND RETENTIONS

14.1  General

Each Borrower undertakes with each Bank that it will ensure that:

14.1.1 it will on or before the Delivery Date in respect of its Vessel, open an Earnings Account in its name; and

14.1.2 all moneys payable to any Owner in respect of the Earnings (as defined in the relevant Mortgage) of its Vessel shall, unless and until the Agent (acting on the instructions of the Majority Lenders) directs to the contrary pursuant to the provisions of the relevant Mortgage, be paid to the Earnings Account, Provided however that if any of the moneys paid to any Earnings Account are payable in a currency other than USD, they shall be paid to a sub-account of that Earnings Account denominated in such currency (except that if the Shareholder fails to open such a sub-account, the Account Bank shall then convert such moneys into USD at the Account Bank’s spot rate of exchange at the relevant time for the purchase of USD with such currency and the term “spot rate of exchange” shall include any premium and costs of exchange payable in connection with the purchase of USD with such currency).

14.2  Earnings Accounts: withdrawals

Any sums standing to the credit of the Earnings Accounts may be applied from time to time (i) firstly to make the payments required under this Agreement, (ii) secondly, subject to there being no breach of

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Clause 14.3 and to no Event of Default having occurred, in the operation of the Mortgaged Vessels and (iii) subject to there being at any time sufficient funds to pay amounts due under (i) and (ii) above as they fall due, thirdly for the general corporate purposes of the Borrowers.

14.3  Retention Account: credits and withdrawals

14.3.1 The Borrowers undertake with each Bank that, throughout the Facility Period, they will procure that, on each Retention Date there is paid (whether from the Earnings Accounts or elsewhere) to the Retention Account, the Retention Amount for such date.

14.3.2 Unless and until there shall occur an Event of Default (whereupon the provisions of clause 14.5 shall apply), all Retention Amounts credited to the Retention Account together with interest from time to time accruing or at any time accrued thereon must be applied by the Account Bank (and the Borrowers hereby irrevocably authorise the Account Bank so to apply the same) upon each Repayment Date and/or on each day that interest is payable on the Loan or a Tranche pursuant to clause 3.1, in or towards payment to the Payment Agent of the instalment then falling due for repayment or, as the case may be, the amount of interest then due. Each such application by the Account Bank shall constitute a payment in or towards satisfaction of the Borrowers’ corresponding payment obligations under this Agreement but shall be strictly without prejudice to the obligations of the Borrowers to make any such payment to the extent that the aforesaid application by the Account Bank is insufficient to meet the same.

14.3.3 Unless the Agent (acting on the instructions of the Majority Banks) otherwise agrees in writing and subject to this clause 14.3.2, Borrowers shall not be entitled to withdraw any moneys from the Retention Account at any time during the Facility Period

14.4  Application of accounts

At any time after the occurrence of an Event of Default, the Payment Agent may (and on the instructions of the Majority Lenders shall), without notice to the Borrowers, instruct the Account Bank to apply all moneys then standing to the credit of the Earnings Accounts and/or the Retention Account and/or the Equity Deposit Account (together with interest from time to time accruing or accrued thereon) in or towards satisfaction of any sums due to the Banks or any of them under the Security Documents in the manner specified in clause 13.1.

14.5  Charging of accounts

The Earnings Accounts and the Retention Account and all amounts from time to time standing to the credit thereof shall be subject to the security constituted and the rights conferred by the Earnings Account Pledges and the Retention Account Pledge respectively.

14.6  Equity Deposit Account

The credit balance on the Equity Deposit Account shall at no time be less than the difference between (i) the aggregate of unpaid instalments under the Shipbuilding Contracts and (ii) the aggregate of the undrawn Commitments and the Borrowers may on each Drawdown Date apply sums from the Equity Deposit Account in payment of the balance (after taking into account the relevant Advance) of the instalment then payable to the Builder and the Borrowers hereby irrevocably authorise the Account Bank to refuse to make any payment from the Equity Deposit Account except to the Builder.

15  ASSIGNMENT, TRANSFER AND LENDING OFFICE

15.1  Benefit and burden

This Agreement shall be binding upon, and enure for the benefit of, the Banks and the Borrowers and their respective successors in title.

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15.2  No assignment by Borrowers

No Borrower may assign or transfer any of its rights or obligations under this Agreement.

15.3  Transfers by Banks

any Lender (the “Transferor Lender”) may at any time cause all or any part of its rights, benefits and/or obligations under this Agreement and the other Security Documents to be transferred to another first class international bank or financial institution or other person (in either case a “Transferee Lender”) (i) if such transfer is to another branch, a subsidiary or affiliate of such Lender and (ii) otherwise reasonably acceptable to the Borrowers, in each case by delivering to the Agent a Transfer Certificate duly completed and duly executed by the Transferor Lender and the Transferee Lender. No such transfer is binding on, or effective in relation to, the Borrowers or the Agent unless (i) it is effected or evidenced by a Transfer Certificate which complies with the provisions of this clause 15.3 and is signed by or on behalf of the Transferor Lender, the Transferee Lender and the Agent (on behalf of itself, the Borrowers and the other Banks) and (ii) such transfer of rights under the other Security Documents has been effected and registered. Upon signature of any such Transfer Certificate by the Agent, which signature shall be effected as promptly as is practicable after such Transfer Certificate has been delivered to the Agent, and subject to the terms of such Transfer Certificate, such Transfer Certificate shall have effect as set out below.

The following further provisions shall have effect in relation to any Transfer Certificate:

15.3.1 a Transfer Certificate may be in respect of a Lender’s rights in respect of all, or part of, its Commitment and shall be in respect of the same proportion of its Contribution;

15.3.2 a Transfer Certificate shall only be in respect of rights and obligations of the Transferor Lender in its capacity as a Lender and shall not transfer its rights and obligations (if applicable) as the Payment Agent and/or the Agent and/or the Security Trustee, or in any other capacity, as the case may be and such other rights and obligations may only be transferred in accordance with any applicable provisions of this Agreement;

15.3.3 a Transfer Certificate shall take effect in accordance with English law as follows:

(a) to the extent specified in the Transfer Certificate, the Transferor Lender’s payment rights and all its other rights (other than those referred to in clause 15.3.2 above) under this Agreement are assigned to the Transferee Lender absolutely, free of any defects in the Transferor Lender’s title and of any rights or equities which the Borrowers had against the Transferor Lender and the Transferee Lender assumes all obligations of the Transferor Lender as are transferred by such Transfer Certificate;

(b) the Transferor Lender’s Commitment is discharged to the extent specified in the Transfer Certificate;

(c) the Transferee Lender becomes a Lender with a Contribution and/or a Commitment in respect of the Loan Facility of the amounts specified in the Transfer Certificate;

(d) the Transferee Lender becomes bound by all the provisions of this Agreement and the Security Documents which are applicable to the Lenders generally, including those about pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Payment Agent and the Agent and the Security Trustee and to the extent that the Transferee Lender becomes bound by those provisions, the Transferor Lender ceases to be bound by them;

(e) an Advance or part of an Advance which the Transferee Lender makes after the Transfer Certificate comes into effect ranks in point of priority and security in the same way as it would have ranked had it been made by the Transferor Lender, assuming that any defects in the Transferor Lender’s title and any rights or equities of any Security Party against the Transferor Lender had not existed; and

(f) the Transferee Lender becomes entitled to all the rights under this Agreement which are applicable to the Lenders generally, including but not limited to those relating to the Majority Lenders

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and those under clauses 3.6, 5 and 12 and to the extent that the Transferee Lender becomes entitled to such rights, the Transferor Lender ceases to be entitled to them;

15.3.4 the rights and equities of the Borrowers or of any other Security Party referred to above include, but are not limited to, any right of set-off and any other kind of cross-claim; and

15.3.5 the Borrowers, the Account Bank, the Security Trustee, the Payment Agent and the Lenders hereby irrevocably authorise and instruct the Agent to sign any such Transfer Certificate on their behalf and undertake not to withdraw, revoke or qualify such authority or instruction at any time. Promptly upon its signature of any Transfer Certificate, the Agent shall notify the Borrowers, the Transferor Lender and the Transferee Lender.

15.4  Reliance on Transfer Certificate

15.4.1 The Agent shall be entitled to rely on any Transfer Certificate believed by it to be genuine and correct and to have been presented or signed by the persons by whom it purports to have been presented or signed, and shall not be liable to any of the parties to this Agreement and the Security Documents for the consequences of such reliance.

15.4.2 The Payment Agent shall at all times during the continuation of this Agreement maintain a register in which it shall record the name, Commitments, Contributions and administrative details (including the lending office) from time to time of the Lenders holding a Transfer Certificate and the date at which the transfer referred to in such Transfer Certificate held by each Lender was transferred to such Lender, and the Payment Agent shall make the said register available for inspection by any Lender or the Borrowers during normal banking hours upon receipt by the Payment Agent of reasonable prior notice requesting the Payment Agent to do so.

15.4.3 The entries on the said register shall, in the absence of manifest error, be conclusive in determining the identities of the Commitments, the Contributions and the Transfer Certificates held by the Lenders from time to time and the principal amounts of such Transfer Certificates and may be relied upon by all parties to this Agreement.

15.5  Transfer fees and expenses

Any Transferor Lender who causes the transfer of all or any part of its rights, benefits and/or obligations under the Security Documents in accordance with the foregoing provisions of this clause 15, must, on each occasion, pay to the Agent a transfer fee of one thousand five hundred Dollars (USD 1,500) and, in addition, be responsible for all other costs and expenses (including, but not limited to, reasonable legal fees and expenses) associated therewith and all value added tax thereon, as well as those of the Agent (in addition to its fee as aforesaid) in connection with such transfer.

15.6  Documenting transfers

If any Lender assigns all or any part of its rights or transfers all or any part of its rights, benefits and/or obligations as provided in clause 15.3, each Borrower undertakes, immediately on being requested to do so by the Agent and at the cost of the Transferor Lender, to enter into, and procure that the other Security Parties shall (at the cost of the Transferor Lender) enter into, such documents as may be necessary or desirable to transfer to the Transferee Lender all or the relevant part of such Lender’s interest in the Security Documents and all relevant references in this Agreement to such Lender shall thereafter be construed as a reference to the Transferor Lender and/or its Transferee Lender (as the case may be) to the extent of their respective interests.

15.7  Sub-Participation

A Lender may sub-participate all or any part of its rights and/or obligations under the Security Documents at its own expense without the consent of, or notice to, the Borrowers.

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15.8  Lending office

Each Lender shall lend through its office at the address specified in schedule 1 or, as the case may be, in any relevant Transfer Certificate or through any other office of such Lender selected from time to time by it through which such Lender wishes to lend for the purposes of this Agreement. If the office through which a Lender is lending is changed pursuant to this clause 15.8, such Lender shall notify the Agent promptly of such change and the Agent shall notify the Borrowers, the Security Trustee, the Payment Agent, the Account Bank and the other Lenders.

15.9  Disclosure of information

A Bank may disclose to any of its branches and affiliates, its head office, any relevant fiscal authorities. a prospective assignee, transferee or to any other person who may propose entering into contractual relations with such Bank in relation to this Agreement and/or the Master Agreement such information about the Borrowers and/or the other Security Parties and/or the Loan and/or the Security Documents as such Bank shall consider appropriate in relation to any transfer and/or enforcement hereunder.

16  ARRANGER, AGENT AND SECURITY TRUSTEE

16.1  Appointment of the Agent

The Swap Bank and each Lender irrevocably appoints the Agent and the Payment Agent as its agent and payment agent, respectively, for the purposes of this Agreement and such of the Security Documents to which it may be appropriate for the Agent to be party. Accordingly each of the Lenders and the Swap Bank hereby authorise the Agent and the Payment Agent:

16.1.1 to execute such documents as may be approved by the Majority Lenders for execution by the Agent and/or (as the case may be) the Payment Agent; and

16.1.2 (whether or not by or through employees or agents) to take such action on such Lender’s behalf and to exercise such rights, remedies, powers and discretions as are specifically delegated to the Agent and/or the Payment Agent by any Security Document, together with such powers and discretions as are reasonably incidental thereto.

16.2  Payment Agent’s/Agent’s actions

Any action taken by the Agent or the Payment Agent under or in relation to any of the Security Documents whether with requisite authority or on the basis of appropriate instructions received from the Majority Lenders (or as otherwise duly authorised) shall be binding on all the Banks.

16.3  Agent’s and Payment Agent’s duties

16.3.1 The Agent and the Payment Agent shall promptly notify each Lender of the contents of each notice, certificate or other document received by it from the Borrowers under or pursuant to clauses 8.1.1, 8.1.6, 8.1.9, 8.1.10, 8.1.13 and 8.1.17; and

16.3.2 The Agent shall (subject to the other provisions of this clause 16) take (or instruct the Security Trustee to take) such action or, as the case may be, refrain from taking (or authorise the Security Trustee to refrain from taking) such action with respect to the exercise of any of its rights, remedies, powers and discretions as agent, as the Majority Lenders may direct.

16.4  Security Trustee’s, Payment Agent’s and Agent’s rights

The Security Trustee, Payment Agent’s and the Agent may:

16.4.1 in the exercise of any right, remedy, power or discretion in relation to any matter, or in any context, not expressly provided for by this Agreement or any of the other Security Documents, act or, as the

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case may be, refrain from acting (or authorise the Security Trustee to act or refrain from acting) in accordance with the instructions of the Lenders, and shall be fully protected in so doing;

16.4.2 unless and until it has received directions from the Majority Lenders, take such action or, as the case may be, refrain from taking such action (or authorise the Security Trustee to take or refrain from taking such action) in respect of a Default of which the Agent and/or the Payment Agent has actual knowledge as it shall consider advisable in the best interests of the Lenders (but shall not be obliged to do so);

16.4.3 refrain from acting (or authorise the Security Trustee to refrain from acting) in accordance with any instructions of the Lenders to institute any Proceedings arising out of or in connection with any of the Security Documents until it and/or the Security Trustee has been indemnified and/or secured to its satisfaction against any and all costs, expenses or liabilities (including legal fees) which it would or might incur as a result;

16.4.4 deem and treat (i) each Lender as the person entitled to the benefit of the Contribution of such Lender for all purposes of this Agreement unless and until a notice shall have been filed with the Agent pursuant to clause 15.3 and shall have become effective, and (ii) the office set opposite the name of each of the Lenders in schedule 1 as its lending office unless and until a written notice of change of lending office shall have been received by the Agent and the Agent may act upon any such notice unless and until the same is superseded by a further such notice;

16.4.5 rely as to matters of fact which might reasonably be expected to be within the knowledge of any Security Party upon a certificate signed by any director or officer of the relevant Security Party on behalf of the relevant Security Party; and

16.4.6 do anything which is in its opinion necessary or desirable to comply with any law or regulation in any jurisdiction.

16.5  No Liability of Agent or Arranger or Payment Agent

None of the Security Trustee, the Agent, the Payment Agent the Arranger nor any of their respective employees and agents shall:

16.5.1 be obliged to make any enquiry as to the use of any of the proceeds of the Loan unless (in the case of the Agent) so required in writing by a Lender, in which case the Agent shall promptly make the appropriate request to the Borrowers; or

16.5.2 be obliged to make any enquiry as to any breach or default by the Borrowers or any other Security Party in the performance or observance of any of the provisions of the Security Documents or as to the existence of a Default unless (in the case of the Agent) the Agent has actual knowledge thereof or has been notified in writing thereof by a Bank, in which case the Agent shall promptly notify the Banks of the relevant event or circumstance; or

16.5.3 be obliged to enquire whether or not any representation or warranty made by the Borrowers or any other Security Party pursuant to this Agreement or any of the other Security Documents is true; or

16.5.4 be obliged to do anything (including, without limitation, disclosing any document or information) which would, or might in its opinion, be contrary to any law or regulation or be a breach of any duty of confidentiality or otherwise be actionable or render it liable to any person; or

16.5.5 be obliged to account to any Lender for any sum or the profit element of any sum received by it for its own account; or

16.5.6 be obliged to institute any Proceedings arising out of or in connection with any of the Security Documents other than on the instructions of the Majority Lenders; or

16.5.7 be liable to any Lender for any action taken or omitted under or in connection with any of the Security Documents unless caused by its gross negligence or wilful misconduct.

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For the purposes of this clause 16, none of the Security Trustee, the Arranger the Payment Agent or the Agent shall be treated as having actual knowledge of any matter of which the corporate finance or any other division outside the agency or loan administration department of the Arranger, the Security Trustee the Payment Agent or the Agent or the person for the time being acting as the Arranger, the Security Trustee Payment Agent or the Agent may become aware in the context of corporate finance, advisory or lending activities from time to time undertaken by the Arranger, the Security Trustee or the Agent or, as the case may be, the Security Trustee or Agent for any Security Party or any other person which may be a trade competitor of any Security Party or may otherwise have commercial interests similar to those of any Security Party.

16.6  Non — reliance on Arranger, Security Trustee, Agent or Payment Agent

Each Lender and the Swap Bank acknowledges that it has not relied on any statement, opinion, forecast or other representation made by the Arranger, the Security Trustee, the Payment Agent or the Agent to induce it to enter into any of the Security Documents and that it has made and will continue to make, without reliance on the Arranger, the Security Trustee, the Payment Agent or the Agent and based on such documents as it considers appropriate, its own appraisal of the creditworthiness of the Security Parties and its own independent investigation of the financial condition, prospects and affairs of the Security Parties in connection with the making and continuation of such Lender’s Commitment or Contribution under this Agreement. None of the Arranger, the Security Trustee, the Payment Agent and the Agent shall have any duty or responsibility, either initially or on a continuing basis, to provide any Lender or the Swap Bank with any credit or other information with respect to any Security Party whether coming into its possession before the making of any Advance or the Loan or at any time or times thereafter other than as provided in clause 16.3.1.

16.7  No responsibility on the Arranger, the Security Trustee, Agent or Payment Agent for Borrowers’ performance

None of the Arranger, the Security Trustee, the Payment Agent or the Agent shall have any responsibility or liability to any Lender or the Swap Bank:

16.7.1 on account of the failure of any Security Party to perform its obligations under any of the Security Documents; or

16.7.2 for the financial condition of any Security Party; or

16.7.3 for the completeness or accuracy of any statements, representations or warranties in any of the Security Documents or any document delivered under any of the Security Documents; or

16.7.4 for the execution, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence of any of the Security Documents or of any certificate, report or other document executed or delivered under any of the Security Documents; or

16.7.5 to investigate or make any enquiry into the title of the Borrowers or any other Security Party to the Vessels or any other security or any part thereof; or

16.7.6 for the failure to register any of the Security Documents with any official or regulatory body or office or elsewhere; or

16.7.7 for taking or omitting to take any other action under or in relation to any of the Security Documents or any aspect of any of the Security Documents; or

16.7.8 on account of the failure of the Security Trustee to perform or discharge any of its duties or obligations under the Security Documents; or

16.7.9 otherwise in connection with the Security Documents or their negotiation or for acting (or, as the case may be, refraining from acting) in accordance with the instructions of the Lenders.

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16.8  Reliance on documents and professional advice

Each of the Arranger, the Security Trustee, the Payment Agent and the Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper person and shall be entitled to rely as to legal or other professional matters on opinions and statements of any legal or other professional advisers selected or approved by it (including those in the Arranger’s, the Security Trustee’s, the Payment Agent or Agent’s employment).

16.9  Other dealings

Each of the Arranger, the Security Trustee, the Payment Agent and the Agent may, without any liability to account to the Lenders, accept deposits from, lend money to, and generally engage in any kind of banking or other business with, and provide advisory or other services to, any Security Party or any company in the same group of companies as such Security Party or any of the Lenders as if it were not the Arranger, the Security Trustee, the Payment Agent or the Agent.

16.10  Rights of Agent, Payment Agent as Lender; no partnership

With respect to its own Commitment and Contribution (if any) the Security Trustee, the Payment Agent and the Agent shall have the same rights and powers under the Security Documents as any other Lender and may exercise the same as though it were not performing the duties and functions delegated to it under this Agreement and the term “Lenders” shall, unless the context clearly otherwise indicates, include the Security Trustee, the Payment Agent and the Agent in their respective individual capacity as a Lender. This Agreement shall not be construed so as to constitute a partnership between the parties or any of them.

16.11  Amendments and waivers

16.11.1 Subject to clause 16.11, the Arranger, the Security Trustee, the Payment Agent and/or the Agent (as the case may be) may, with the consent of the Majority Lenders (or if and to the extent expressly authorised by the other provisions of any of the Security Documents) and, if so instructed by the Majority Lenders, shall:

16.11.2 agree (or authorise the Security Trustee to agree) amendments or modifications to any of the Security Documents with the Borrowers and/or any other Security Party; and/or

16.11.3 vary or waive breaches of, or defaults under, or otherwise excuse performance of, any provision of any of the other Security Documents by the Borrowers and/or any other Security Party (or authorise the Security Trustee to do so).

Any such action so authorised and effected by the Agent shall be documented in such manner as the Security Trustee and/or the Payment Agent and/or the Agent (as the case may be) shall (with the approval of the Majority Lenders) determine, shall be promptly notified to the Lenders by the Security Trustee and/or the Payment Agent and/or the Agent (as the case may be) and (without prejudice to the generality of clause 16.2) shall be binding on the Lenders.

16.11.4 Except with the prior written consent of the Lenders, the Security Trustee, the Payment Agent and the Agent shall have no authority on behalf of the Lenders to agree (or authorise the Security Trustee to agree) with the Borrowers and/or any other Security Party any amendment or modification to any of the Security Documents or to grant (or authorise the Security Trustee to grant) waivers in respect of breaches or defaults or to vary or excuse (or authorise the Security Trustee to vary or excuse) performance of or under any of the Security Documents by the Borrowers and/or any other Security Party, if the effect of such amendment, modification, waiver or excuse would be to:

(a) reduce the Margin, postpone the due date or reduce the amount of any payment of principal, interest or other amount payable by any Security Party under any of the Security Documents;

(b) change the currency in which any amount is payable by any Security Party under any of the Security Documents;

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(c) increase any Lender’s Commitment;

(d) extend any Maturity Date;

(e) change any provision of any of the Security Documents which expressly or impliedly requires the approval or consent of all the Lenders such that the relevant approval or consent may be given otherwise than with the sanction of all the Lenders;

(f) change the order of distribution under clauses 6.10 and 13.1;

(g) change this clause 16.11;

(h) change the definition of “Majority Lenders” in clause 1.2;

(i) release any Security Party from the security constituted by any Security Document (except as required by the terms thereof or by law) or change the terms and conditions upon which such security or guarantee may be, or is required to be, released.

16.12  Reimbursement and indemnity by Lenders

Each Lender shall reimburse the Security Trustee, the Payment Agent and the Agent (rateably in accordance with such Lender’s Commitment or, after the first Advance or the Loan has been drawn, its Contribution,) to the extent that the Security Trustee, the Payment Agent or the Agent is not reimbursed by the Borrowers, for the costs, charges and expenses incurred by the Security Trustee, the Payment Agent or the Agent which are expressed to be payable by the Borrowers under clause 5.3 including (in each case), without limitation, the fees and expenses of legal or other professional advisers provided that, if following any payment to the Security Trustee, the Payment Agent or the Agent by a Lender under this clause the Security Trustee, the Payment Agent or the Agent receives payment from the Borrowers in respect of the same costs, fees or expenses, the Security Trustee or the Agent shall upon receipt thereof reimburse the relevant Lender. Each Lender must on demand indemnify the Security Trustee, the Payment Agent or the Agent (rateably in accordance with such Lender’s Commitment or, after the first Advance or the Loan has been drawn, its Contribution) against all liabilities, damages, costs and claims whatsoever incurred by the Security Trustee in connection with any of the Security Documents or the performance of its duties under any of the Security Documents or any action taken or omitted by the Security Trustee or, as the case may be, the Payment Agent or the Agent, under any of the Security Documents, unless such liabilities, damages, costs or claims arise from the Security Trustee’s or as the case may be, the Payment Agent’s or the Agent’s own gross negligence or wilful misconduct.

16.13  Retirement of the Security Trustee /Agent Payment Agent

16.13.1 The Agent and the Payment Agent may, having given to the Borrowers and each of the Lenders not less than fifteen (15) days’ notice of its intention to do so, retire from its appointment as the Security Trustee, the Payment Agent or the Agent (as the case may be) under this Agreement, provided that no such retirement shall take effect unless there has been appointed by the Lenders as a successor agent:

(a) a company in the same group of companies as the Security Trustee or, as the case may be, the Payment Agent or the Agent nominated by the Security Trustee or, as the case may be, the Payment Agent or the Agent,

(b) a Lender nominated by the Majority Lenders or, failing such a nomination,

(c) any reputable and experienced bank or financial institution nominated by the retiring Payment Agent or the retiring Agent or, as the case may be, the retiring Security Trustee.

Any corporation into which the retiring Agent and/or the retiring Payment Agent and/or the retiring Security Trustee (as the case may be) may be merged or converted or any corporation with which the Security Trustee and/or the Payment Agent and/or the Agent (as the case may be) may be consolidated or any corporation resulting from any merger, conversion, amalgamation, consolidation or other reorganisation to which the Security Trustee or the Payment Agent or the Agent (as the case may be) shall be a party shall, to

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the extent permitted by applicable law, be the successor Agent or Security Trustee under this Agreement and the other Security Documents without the execution or filing of any document or any further act on the part of any of the parties to the Security Documents save that notice of any such merger, conversion, amalgamation, consolidation or other reorganisation shall forthwith be given to each Security Party and the Lenders. Prior to any such successor being appointed, the Agent agrees to consult with the Borrowers and the Lenders as to the identity of the proposed successor and to take account of any reasonable objections which the Borrowers and the Lenders may raise to such successor being appointed.

16.13.2 If the Majority Lenders, acting reasonably, are of the opinion that the Security Trustee or Payment Agent or Agent is unable to fulfil its respective obligations under this Agreement in a professional and acceptable manner, then they may require the Security Trustee or Payment Agent or Agent, by written notice, to resign in accordance with clause 16.13.1, which the Agent shall promptly do, and the terms of clause 16.13.1 shall apply to the appointment of any substitute Security Trustee or Payment Agent or Agent, save that the same shall be appointed by the Majority Lenders and not by all of the Lenders.

16.13.3 Upon any such successor as aforesaid being appointed, the retiring Agent or, as the case may be, the Security Trustee or the Payment Agent shall be discharged from any further obligation under the Security Documents (but shall continue to have the benefit of this clause 16 in respect of any action it has taken or refrained from taking prior to such discharge) and its successor and each of the other parties to this Agreement shall have the same rights and obligations among themselves as they would have had if such successor had been a party to this Agreement in place of the retiring Agent or Payment Agent or Security Trustee. The retiring Agent or Payment Agent shall (at its own expense) provide its successor with copies of such of its records as its successor reasonably requires to carry out its functions under the Security Documents.

16.14  Appointment and retirement of Security Trustee

16.14.1 Appointment

Each of the Lenders, the Swap Bank and the Agent irrevocably appoints the Security Trustee as its Security Trustee and trustee for the purposes of the Security Documents, in each case on the terms set out in this Agreement. Accordingly, each of the Lenders, the Swap Bank and the Agent hereby authorises the Security Trustee (whether or not by or through employees or agents) to take such action on its behalf and to exercise such rights, remedies, powers and discretions as are specifically delegated to the Security Trustee by this Agreement and/or the Security Documents, together with such powers and discretions as are reasonably incidental thereto.

16.14.2 Retirement

Without prejudice to clause 16.13, the Security Trustee may, having given to the Borrowers and each of the Lenders and the Swap Bank not less than fifteen (15) days’ notice of its intention to do so, retire from its appointment as Security Trustee under this Agreement and any Trust Deed, provided that no such retirement shall take effect unless there has been appointed by the Lenders and the Agent as a successor Security Trustee and trustee:

(a) a company in the same group of companies of the Security Trustee nominated by the Security Trustee which the Lenders hereby irrevocably and unconditionally agree to appoint or, failing such nomination,

(b) a Lender or trust corporation nominated by the Majority Lenders or, failing such a nomination,

(c) any bank or trust corporation nominated by the retiring Security Trustee,

and, in any case, such successor Security Trustee and trustee shall have duly accepted such appointment by delivering to the Agent (i) written confirmation (in a form acceptable to the Agent) of such acceptance agreeing to be bound by this Agreement in the capacity of Security Trustee as if it had been an original party to this Agreement and (ii) a duly executed Trust Deed.

Any corporation into which the retiring Security Trustee may be merged or converted or any corporation with which the Security Trustee may be consolidated or any corporation resulting from any merger,

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conversion, amalgamation, consolidation or other reorganisation to which the Security Trustee shall be a party shall, to the extent permitted by applicable law, be the successor Security Trustee under this Agreement, any Trust Deed and the other Security Documents without the execution or filing of any document or any further act on the part of any of the parties to this Agreement, any Trust Deed and the other Security Documents save that notice of any such merger, conversion, amalgamation, consolidation or other reorganisation shall forthwith be given to each Security Party, the Swap Bank and the Lenders. Prior to any such successor being appointed, the Security Trustee agrees to consult with the Borrowers as to the identity of the proposed successor and to take account of any reasonable objections which the Borrowers may raise to such successor being appointed.

Upon any such successor as aforesaid being appointed, the retiring Security Trustee shall be discharged from any further obligation under the Security Documents (but shall continue to have the benefit of this clause 16 in respect of any action it has taken or refrained from taking prior to such discharge) and its successor and each of the other parties to this Agreement shall have the same rights and obligations among themselves as they would have had if such successor had been a party to this Agreement in place of the retiring Security Trustee. The retiring Security Trustee shall (at its own expense) provide its successor with copies of such of its records as its successor reasonably requires to carry out its functions under the Security Documents.

16.15  Powers and duties of the Security Trustee

16.15.1 The Security Trustee shall have no duties, obligations or liabilities to any of the Lenders and the Agent beyond those expressly stated in any of the Security Documents. Each of the Agent and the Swap Bank, the Lenders hereby authorises the Security Trustee to enter into and execute:

(a) each of the Security Documents to which the Security Trustee is or is intended to be a party; and

(b) any and all such other Security Documents as may be approved by the Agent in writing (acting on the instructions of the Majority Lenders) for entry into by the Security Trustee,

and, in each and every case, to hold any and all security thereby created upon trust for the Lenders, the Swap Bank and the Agent for the time being in the manner contemplated by this Agreement.

16.15.2 Subject to clause 16.15.3 the Security Trustee may, with the prior consent of the Majority Lenders communicated in writing by the Agent, concur with any of the Security Parties to:

(a) amend, modify or otherwise vary any provision of the Security Documents to which the Security Trustee is or is intended to be a party; or

(b) waive breaches of, or defaults under, or otherwise excuse performance of, any provision of the Security Documents to which the Security Trustee is or is intended to be a party; or

(c) give any consents to any Security Party in respect of any provision of any Security Document

Any such action so authorised and effected by the Security Trustee shall be promptly notified to the Lenders, the Swap Bank and the Agent by the Security Trustee and shall be binding on the other Banks.

16.15.3 The Security Trustee shall not concur with any Security Party with respect to any of the matters described in clause 16.11.4 without the consent of the Lenders communicated in writing by the Agent.

16.15.4 The Security Trustee shall (subject to the other provisions of this clause 16) take such action or, as the case may be, refrain from taking such action, with respect to any of its rights, powers and discretions as Security Trustee and trustee, as the Agent may direct. Subject as provided in the foregoing provisions of this clause, unless and until the Security Trustee has received such instructions from the Agent, the Security Trustee may, but shall not be obliged to, take (or refrain from taking) such action under or pursuant to the Security Documents referred to in clause 16.14 as the Security Trustee shall deem advisable in the best interests of the Banks provided that (for the avoidance of doubt), to the extent that this clause might otherwise be construed as authorising the Security Trustee to take, or refrain from taking, any action of the nature referred to in clause 16.15.2 — and for which the prior consent of the Lenders is expressly required under clause 16.15.3 — clauses 16.15.2 and 16.15.3 shall apply to the exclusion of this clause.

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16.15.5 None of the Lenders, the Swap Bank nor the Agent shall have any independent power to enforce any of the Security Documents referred to in clause 16.14 or to exercise any rights, discretions or powers or to grant any consents or releases under or pursuant to such Security Documents or any of them or otherwise have direct recourse to the security and/or guarantees constituted by such Security Documents or any of them except through the Security Trustee.

16.15.6 For the purpose of this clause 16, the Security Trustee may, rely and act in reliance upon any information from time to time furnished to the Security Trustee by the Agent (whether pursuant to clause 16.15.7 or otherwise) unless and until the same is superseded by further such information, so that the Security Trustee shall have no liability or responsibility to any party as a consequence of placing reliance on and acting in reliance upon any such information unless the Security Trustee has actual knowledge that such information is inaccurate or incorrect.

16.15.7 Without prejudice to the foregoing each of the Agent, the Swap Bank and the Lenders (whether directly or through the Agent) shall provide the Security Trustee with such written information as it may reasonably require for the purpose of carrying out its duties and obligations under the Security Documents referred to in clause 16.14.

16.16  Trust provisions

16.16.1 The trusts constituted or evidenced in or by this Agreement and the Trust Deed shall remain in full force and effect until whichever is the earlier of:

(a) the expiration of a period of eighty (80) years from the date of this Agreement; and

(b) receipt by the Security Trustee of confirmation in writing by the Agent that there is no longer outstanding any Indebtedness (actual or contingent) which is secured or guaranteed or otherwise assured by or under any of the Security Documents, and the parties to this Agreement declare that the perpetuity period applicable to this Agreement and the trusts declared by the Trust Deed shall for the purposes of the Perpetuities and Accumulations Act 1964 be the period of eighty (80) years from the date of this Agreement.

16.16.2 In its capacity as trustee in relation to the Security Documents specified in clause 16.14, the Security Trustee shall, without prejudice to any of the powers, discretions and immunities conferred upon trustees by law (and to the extent not inconsistent with the provisions of any of those Security Documents), have all the same powers and discretions as a natural person acting as the beneficial owner of such property and/or as are conferred upon the Security Trustee by any of those Security Documents.

16.16.3 It is expressly declared that, in its capacity as trustee in relation to the Security Documents specified in clause 16.14, the Security Trustee shall be entitled to invest moneys forming part of the security and which, in the opinion of the Security Trustee, may not be paid out promptly following receipt in the name or under the control of the Security Trustee in any of the investments for the time being authorised by law for the investment by trustees of trust moneys or in any other property or investments whether similar to the aforesaid or not or by placing the same on deposit in the name or under the control of the Security Trustee as the Security Trustee may think fit without being under any duty to diversify its investments and the Security Trustee may at any time vary or transpose any such property or investments for or into any others of a like nature and shall not be responsible for any loss due to depreciation in value or otherwise of such property or investments. Any investment of any part or all of the security may, at the discretion of the Security Trustee, be made or retained in the names of nominees.

16.17  Independent action by Banks

None of the Banks shall enforce, exercise any rights, remedies or powers or grant any consents or releases under or pursuant to, or otherwise have a direct recourse to the security and/or guarantees constituted by any of the Security Documents without the prior written consent of the Majority Lenders but, provided such consent has been obtained, it shall not be necessary for any other Bank to be joined as an additional party in any Proceedings for this purpose.

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16.18  Common Agent and Security Trustee

The Agent and the Security Trustee have entered into the Security Documents in their separate capacities (a) as agent for the Lenders under and pursuant to this Agreement (in the case of the Agent) and (b) as Security Trustee and trustee for the Lenders, the Swap Bank and the Agent under and pursuant to this Agreement, to hold the guarantees and/or security created by the Security Documents specified in clause 16.14 on the terms set out in such Security Documents (in the case of the Security Trustee). If and when the Agent and the Security Trustee are the same entity and any Security Document provides for the Agent to communicate with or provide instructions to the Security Trustee (and vice versa), all parties to this Agreement agree that any such communications or instructions on such occasions are unnecessary and are hereby waived.

16.19  Co-operation to achieve agreed priorities of application

The Lenders and the Agent shall co-operate with each other and with the Security Trustee and any receiver under the Security Documents in realising the property and assets subject to the Security Documents and in ensuring that the net proceeds realised under the Security Documents after deduction of the expenses of realisation are applied in accordance with clause 13.1.

16.20  The Prompt distribution of proceeds

Moneys received by any of the Banks (whether from a receiver or otherwise) pursuant to the exercise of (or otherwise by virtue of the existence of) any rights and powers under or pursuant to any of the Security Documents shall (after providing for all costs, charges, expenses and liabilities and other payments ranking in priority) be paid to the Agent for distribution (in the case of moneys so received by any of the Banks other than the Agent or the Security Trustee) and shall be distributed by the Agent or, as the case may be, the Security Trustee (in the case of moneys so received by the Agent or, as the case may be, the Security Trustee) in each case in accordance with clause 13.1. The Agent or, as the case may be, the Security Trustee shall make each such application and/or distribution as soon as is practicable after the relevant moneys are received by, or otherwise become available to, the Agent or, as the case may be, the Security Trustee save that (without prejudice to any other provision contained in any of the Security Documents) the Agent or, as the case may be, the Security Trustee (acting on the instructions of the Majority Lenders) or any receiver may credit any moneys received by it to a suspense account for so long and in such manner as the Agent or such receiver may from time to time determine with a view to preserving the rights of the Agent and/or the Security Trustee and/or the Account Bank and/or the Arranger and/or the Lenders, the Swap Bank or any of them to provide for the whole of their respective claims against the Borrowers or any other person liable.

16.21  Reconventioning

After consultation with the Borrowers and the Lenders and notwithstanding clause 16.11, the Agent shall be entitled to make such amendments to this Agreement as it may determine to be necessary to take account of any changes in market practices as a consequence of the European Monetary Union (whether as to the settlement or rounding of obligations, business days, the calculation of interest or otherwise whatsoever). So far as possible such amendments shall be such as to put the parties in the same position as if the event or events giving rise to the need to amend this Agreement had not occurred. Any amendment so made to this Agreement by the Agent shall be promptly notified to the other parties hereto and shall be binding on all parties hereto.

16.22  Exclusivity

Without prejudice to the Borrowers’ rights, in certain instances, to give their consent thereunder, clauses 15 and 16 are for the exclusive benefit of the Banks.

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17  NOTICES AND OTHER MATTERS

17.1  Notices

17.1.1 unless otherwise specifically provided herein, every notice under or in connection with this Agreement shall be given in English by letter delivered personally and/or sent by post and/or transmitted by fax and/or electronically;

17.1.2 in this clause “notice” includes any demand, consent, authorisation, approval, instruction, certificate, request, waiver or other communication.

17.2  Addresses for communications, effective date of notices

17.2.1 Subject to clause 17.2.2, clause 17.2.5 and 17.3 notices to the Borrowers shall be deemed to have been given and shall take effect when received in full legible form by the Borrowers at the address and/or the fax number appearing below (or at such other address or fax number as the Borrowers may hereafter specify for such purpose to the Agent by notice in writing);

Address	c/o Navios ShipManagement Inc.
85 Akti Miaouli
Piraeus
Greece
Fax no: + 30 210 453 2070

17.2.2 notwithstanding the provisions of clause 17.2.1 or clause 17.2.5, a notice of Default and/or a notice given pursuant to clause 10.2 or clause 10.3 to the Borrowers shall be deemed to have been given and shall take effect when delivered, sent or transmitted by the Banks or any of them to the Borrowers to the address or fax number referred to in clause 17.2.1;

17.2.3 subject to clause 17.2.5, notices to Payment Agent and/or the Agent and/or the Security Trustee and/or Account Bank and/or Security Trustee and/or the Swap Bank shall be deemed to be given, and shall take effect, when received in full legible form by the Payment Agent and/or Agent and/or the Security Trustee at the address and/or the fax number address appearing below (or at any such other address or fax number as the Payment Agent and/or Agent and/or the Security Trustee (as appropriate) may hereafter specify for such purpose to the Borrowers and the other Lenders by notice in writing);

Address:	DVB Bank AG
2-14 Friedrich-Ebert-Anlage
60325 Frankfurt-Am-Main
Germany

Attn:	Loan Administration Dept.

Fax no:	+4969 97504 526

with a copy to:	DVB Bank AG
95 Akti Miaouli
Piraeus 185 38
Greece

Attn:	Loans Administration
Fax no:	+30210 429 1284

Payment Agent:

Address:	Fortis Bank
Vas Sofias 94& Kerasountos 1

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115 28 Athens, Greece

Fax:

Attn:      Yiannis Karamanolis/Domna Dimitriadou

17.2.4 subject to clause 17.2.5 and 17.3, notices to a Lender shall be deemed to be given and shall take effect when received in full legible form by such Lender at its address and/or fax number specified in schedule 1 or in any relevant Transfer Certificate (or at any other address or fax number as such Lender may hereafter specify for such purpose to the other Banks); and

17.2.5 if under clause 17.2.1 or clause 17.2.3 a notice would be deemed to have been given and effective on a day which is not a working day in the place of receipt or is outside the normal business hours in the place of receipt, the notice shall be deemed to have been given and to have taken effect at the opening of business on the next working day in such place.

17.3  Electronic Communication

17.3.1 Any communication to be made by and/or between the Banks or any of them and the Security Parties or any of them under or in connection with the Security Documents or any of them may be made by electronic mail or other electronic means, if and provided that all such parties:

(a) notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(b) notify each other of any change to their electronic mail address or any other such information supplied by them.

17.3.2 Any electronic communication made by and/or between the Banks or any of them and the Security Parties or any of them will be effective only when actually received in readable form and, in the case of any electronic communication made by the Borrowers or the Lenders to the Agent, only if it is addressed in such manner as the Agent shall specify for this purpose.

17.4  Notices through the Agent

Every notice under this Agreement or (unless otherwise provided therein) any other Security Document to be given by the Borrowers to any other party, shall be given to the Agent for onward transmission as appropriate and every notice under this Agreement to be given to the Borrowers shall (except as otherwise provided in the Security Documents) be given to the Borrowers by the Agent.

18  BORROWERS’ OBLIGATIONS

18.1  Joint and several

Regardless of any other provision in any of the Security Documents, all obligations and liabilities whatsoever of the Borrowers herein contained are joint and several and shall be construed accordingly. Each of the Borrowers agrees and consents to be bound by the Security Documents to which it becomes a party notwithstanding that the other Borrower may not do so or be effectually bound and notwithstanding that any of the Security Documents may be invalid or unenforceable against the other Borrower, whether or not the deficiency is known to any Bank.

18.2  Borrowers as principal debtors

Each Borrower acknowledges that it is a principal and original debtor in respect of all amounts which may become payable by the Borrowers in accordance with the terms of any of the Security Documents and agrees that each Bank may continue to treat it as such, whether or not such Bank is or becomes aware that such Borrower is or has become a surety for the other Borrower.

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18.3  Indemnity

The Borrowers undertake to keep the Banks fully indemnified on demand against all claims, damages, losses, costs and expenses arising from any failure of any Borrower to perform or discharge any purported obligation or liability of that Borrower which would have been the subject of this Agreement or any other Security Document had it been valid and enforceable and which is not or ceases to be valid and enforceable against the other Borrower on any ground whatsoever, whether or not known to any Bank including, without limitation, any irregular exercise or absence of any corporate power or lack of authority of, or breach of duty by, any person purporting to act on behalf of the other Borrower (or any legal or other limitation, whether under the Limitation Acts or otherwise or any disability or death, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding up, administration, receivership, amalgamation, reconstruction or any other incapacity of any person whatsoever (including, in the case of a partnership, a termination or change in the composition of the partnership) or any change of name or style or constitution of any Security Party)).

18.4  Liability unconditional

None of the obligations or liabilities of the Borrowers under any Security Document shall be discharged or reduced by reason of:

18.4.1 the death, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding-up, administration, receivership, amalgamation, reconstruction or other incapacity of any person whatsoever (including, in the case of a partnership, a termination or change in the composition of the partnership) or any change of name or style or constitution of any Borrower or any other person liable;

18.4.2 any Bank granting any time, indulgence or concession to, or compounding with, discharging, releasing or varying the liability of, any Borrower or any other person liable or renewing, determining, varying or increasing any accommodation, facility or transaction or otherwise dealing with the same in any manner whatsoever or concurring in, accepting, varying any compromise, arrangement or settlement or omitting to claim or enforce payment from any Borrower or any other person liable; or

18.4.3 anything done or omitted which but for this provision might operate to exonerate the Borrowers or all of them.

18.5  Recourse to other security

No Bank shall be obliged to make any claim or demand or to resort to any security or other means of payment now or hereafter held by or available to them for enforcing any of the Security Documents against any Borrower or any other person liable and no action taken or omitted by any Bank in connection with any such security or other means of payment will discharge, reduce, prejudice or affect the liability of the Borrowers under the Security Documents to which any of them is, or is to be, a party.

18.6  Waiver of Borrowers’ rights

Each Borrower agrees with the Banks that, throughout the Facility Period, it will not, without the prior written consent of the Agent:

18.6.1 exercise any right of subrogation, reimbursement and indemnity against the other Borrower or any other person liable under the Security Documents;

18.6.2 demand or accept repayment in whole or in part of any Indebtedness now or hereafter due to such Borrower from the other Borrower or from any other person liable for such Indebtedness or demand or accept any guarantee against financial loss or any document or instrument created or evidencing an Encumbrance in respect of the same or dispose of the same;

18.6.3 take any steps to enforce any right against the other Borrower or any other person liable in respect of any such moneys; or

Annex C-54

18.6.3 claim any set-off or counterclaim against the other Borrower or any other person liable or claim or prove in competition with any Bank in the liquidation of the other Borrower or any other person liable or have the benefit of, or share in, any payment from or composition with, the other Borrower or any other person liable or any security granted under any Security Document now or hereafter held by any Bank for any moneys owing under this Agreement or for the obligations or liabilities of any other person liable but so that, if so directed by the Agent, it will prove for the whole or any part of its claim in the liquidation of the other Borrower or other person liable on terms that the benefit of such proof and all money received by it in respect thereof shall be held on trust for the Banks and applied in or towards discharge of any moneys owing under this Agreement in such manner as the Agent shall require.

19  GOVERNING LAW

This Agreement is governed by and shall be construed in accordance with English law.

20  JURISDICTION

20.1  Exclusive Jurisdiction

For the benefit of the Banks, and subject to clause 20.4 below, the Borrowers hereby irrevocably agree that the courts of England shall have exclusive jurisdiction:

20.1.1 to settle any disputes or other matters whatsoever arising under or in connection with this Agreement and any disputes or other such matters arising in connection with the negotiation, validity or enforceability of this Agreement or any part thereof, whether the alleged liability shall arise under the laws of England or under the laws of some other country and regardless of whether a particular cause of action may successfully be brought in the English courts; and

20.1.2 to grant interim remedies or other provisional or protective relief.

20.2  Submission and service of process

Each Borrower accordingly irrevocably and unconditionally submits to the jurisdiction of the English courts. Without prejudice to any other mode of service each Borrower:

20.2.1 irrevocably empowers and appoints HFW Nominees Ltd at present of Friary Court, 65 Crutched Friars, London EC3N 2AE, England as its agent to receive and accept on its behalf any process or other document relating to any proceedings before the English courts in connection with this Agreement;

20.2.2 agrees to maintain such an agent for service of process in England from the date hereof until the end of the Facility Period;

20.2.3 agrees that failure by a process agent to notify the Borrowers of service of process will not invalidate the proceedings concerned;

20.2.4 without prejudice to the effectiveness of service of process on its agent under clause 20.2.1 above but as an alternative method, consents to the service of process relating to any such proceedings by mailing or delivering a copy of the process to its address for the time being applying under clause 17.2;

20.2.5 agrees that if the appointment of any person mentioned in clause 20.2.1 ceases to be effective, the Borrowers shall immediately appoint a further person in England to accept service of process on its behalf in England and, failing such appointment within seven (7) days the Agent shall thereupon be entitled and is hereby irrevocably authorised by the Borrowers in those circumstances to appoint such person by notice to the Borrowers.

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20.3  Forum non conveniens and enforcement abroad

Each Borrower:

20.3.1 waives any right and agrees not to apply to the English court or other court in any jurisdiction whatsoever to stay or strike out any proceedings commenced in England on the ground that England is an inappropriate forum and/or that Proceedings have been or will be started in any other jurisdiction in connection with any dispute or related matter falling within clause 20.1; and

20.3.2 agrees that a judgment or order of an English court in a dispute or other matter falling within clause 20.1 shall be conclusive and binding on the Borrowers and may be enforced against it in the courts of any other jurisdiction.

20.4  Right of Agent, but not Borrowers, to bring proceedings in any other jurisdiction

20.4.1 Nothing in this clause 20 limits the right of any Lender to bring Proceedings, including third party proceedings, against any one or all Borrowers, or to apply for interim remedies, in connection with this Agreement in any other court and/or concurrently in more than one jurisdiction;

20.4.2 the obtaining by any Lender of judgment in one jurisdiction shall not prevent such Lender from bringing or continuing proceedings in any other jurisdiction, whether or not these shall be founded on the same cause of action.

20.5  Enforceability despite invalidity of Agreement

Without prejudice to the generality of clause 13.9, the jurisdiction agreement contained in this clause 20 shall be severable from the rest of this Agreement and shall remain valid, binding and in full force and shall continue to apply notwithstanding this Agreement or any part thereof being held to be avoided, rescinded, terminated, discharged, frustrated, invalid, unenforceable, illegal and/or otherwise of no effect for any reason.

20.6  Effect in relation to claims by and against non-parties

20.6.1 For the purpose of this clause “Foreign Proceedings” shall mean any Proceedings except proceedings brought or pursued in England arising out of or in connection with (i) or in any way related to any of the Security Documents or any assets subject thereto or (ii) any action of any kind whatsoever taken by any Bank pursuant thereto or which would, if brought by any or all of the Borrowers against any Bank, have been required to be brought in the English courts;

20.6.2 no Borrower shall bring or pursue any Foreign Proceedings against any Bank and shall use its best endeavours to prevent persons not party to this Agreement from bringing or pursuing any Foreign Proceedings against any Bank;

20.6.3 If, for any reason whatsoever, any Security Party and/or any person connected howsoever with any Security Party brings or pursues against any Bank any Foreign Proceedings, the Borrowers shall indemnify such Bank on demand in respect of any and all claims, losses, damages, demands, causes of action, liabilities, costs and expenses (including, but not limited to, legal costs) of whatsoever nature howsoever arising from or in connection with such Foreign Proceedings which such Bank (or the Agent on its behalf) certifies as having been incurred by it;

20.6.4 the Banks and the Borrowers hereby agree and declare that the benefit of this clause 20 shall extend to and may be enforced by any officer, employee, agent or business associate of any of the Banks against whom a Borrower brings a claim in connection howsoever with any of the Security Documents or any assets subject thereto or any action of any kind whatsoever taken by, or on behalf of or for the purported benefit of any Bank pursuant thereto or which, if it were brought against any Bank, would fall within the material scope of clause 20.1. In those circumstances this clause 20 shall be read and construed as if references to any Bank were references to such officer, employee, agent or business associate, as the case may be.

Annex C-56

Execution Pages

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

SIGNED as a deed for and on behalf of	)	/s/ Alexamoros Laios
SIFNOS SHIPPING CORPORATION	)
(as Borrower under and pursuant to	)
a power of attorney dated	)
30 March 2010) in the presence of	)	/s/ Roman Le Du

SIGNED as a deed for and on behalf of	)	/s/ Alexamoros Laios
SKIATHOS SHIPPING CORPORATION	)
(as Borrower under and pursuant to	)
a power of attorney dated	)
30 March 2010) in the presence of	)	/s/ Roman Le Du

SIGNED as a deed for and on behalf of	)	/s/ Alexamoros Laios
SYROS SHIPPING CORPORATION	)
(as Borrower under and pursuant to	)
a power of attorney dated	)
30 March 2010) in the presence of	)	/s/ Roman Le Du

SIGNED by	)	/s/ Dimitris Christacopoulos
for and on behalf of	)	/s/ Promodus Papatheodorou
FORTIS BANK	)
(as a Lender) in the presence of	)	/s/ Roman Le Du

SIGNED by	)	/s/ Robin Parry
for and on behalf of	)
DVB BANK SE	)
(as a Lender) in the presence of	)	/s/ Roman Le Du

SIGNED by	)	/s/ Robin Parry
for and on behalf of	)
DVB BANK SE	)
(as a Agent) in the presence of	)	/s/ Roman Le Du

SIGNED by	)	/s/ Dimitris Christacopoulos
for and on behalf of	)	/s/ Prodromos Papatheodorou
FORTIS BANK	)
(as Account Bank, Arranger, Payment Agent,	)
Swap Bank and Security Trustee	)
in the presence of	)	/s/ Roman Le Du

Annex C-57

ANNEX D

Revolving Credit Facility

[To be filed with the definitive proxy statement]

Annex D-1

ANNEX E

Form of $52.0 Million Credit Agreement

[To be filed with the definitive proxy statement]

Annex E-1

ANNEX F

MANAGEMENT AGREEMENT

THIS AGREEMENT is entered into on, and effective as of, the Closing Date (as defined herein) by and between NAVIOS MARITIME ACQUISITION CORPORATION, a corporation duly organized and existing under the laws of the Marshall Islands with its registered office at 85 Akti Miaouli Street, Piraeus, Greece 185 38 (“Navios Acquisition”) and NAVIOS SHIPMANAGEMENT INC., a company duly organized and existing under the laws of the Marshall Islands with its registered office at 85 Akti Miaouli Street, Piraeus, Greece 185 38 (the “Manager”).

WHEREAS:

A. Navios Acquisition, a corporation whose common stock is listed and trades on the New York Stock Exchange, will own vessels and require certain commercial and technical management services for the operation of its fleet; and

B. Navios Acquisition wishes to engage the Manager to provide such commercial and technical management services to Navios Acquisition on the terms set out herein.

NOW THEREFORE, the parties agree that, in consideration for the Manager providing the commercial and technical management services set forth in Schedule “A” to this Agreement (the “Services”), and subject to the Terms and Conditions set forth in Article I attached hereto, Navios Acquisition shall (i) during the first two (2) years of the initial term of this Agreement, pay to the Manager the fees set forth in Schedule “B” to this Agreement (the “Fees”) and, if applicable, the Extraordinary Fees and Costs and (ii) during the remaining three (3) years of the initial term of this Agreement, reimburse the Manager for the actual costs and expenses incurred by the Manager in the manner provided for in Schedule “B” to this Agreement (the “Costs and Expenses”).

IN WITNESS WHEREOF the Parties have executed this Agreement by their duly authorized signatories with effect on the date first above written.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Name:     Angeliki Frangou

Title:	Chief Executive Officer

NAVIOS SHIPMANAGEMENT INC.

By:	/s/ Angeliki Frangou
Name:     Angeliki Frangou

Title:	Chief Executive Officer

Annex F-1

ARTICLE I

TERMS AND CONDITIONS

Section 1.  Definitions.  In this Agreement, the term:

“Change of Control” means with respect to any entity, an event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors or other similar governing body of the entity are acquired, directly or indirectly, by a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Exchange Act), who did not immediately before such acquisition own securities of the entity entitling such person or group to elect such majority (and for the purpose of this definition, any such securities held by another person who is related to such person shall be deemed to be owned by such person);

“Closing Date” means the closing date of the acquisition by Navios Acquisition of the stock of Aegean Sea Maritime Holdings Inc.

“Extraordinary Fees and Costs” means the fees and costs listed in Schedule “C” to this Agreement;

“Navios Acquisition Group” means Navios Acquisition and subsidiaries of Navios Acquisition

“Vessels” means all vessels that are owned, from time to time by Navios Acquisition Group.

Section 2.  General.  The Manager shall provide the Services, in a commercially reasonable manner, as Navios Acquisition, may from time to time direct, all under the supervision of Navios Acquisition. The Manager shall perform the Services to be provided hereunder in accordance with customary ship management practice and with the care, diligence and skill that a prudent manager of vessels such as the Vessels would possess and exercise.

Section 3.  Covenants.  During the term of this Agreement the Manager shall:

(a) diligently provide or subcontract for the provision of (in accordance with Section 18 hereof) the Services to Navios Acquisition as an independent contractor, and be responsible to Navios Acquisition for the due and proper performance of same;

(b) retain at all times a qualified staff so as to maintain a level of expertise sufficient to provide the Services; and

(c) keep full and proper books, records and accounts showing clearly all transactions relating to its provision of Services in accordance with established general commercial practices and in accordance with United States generally accepted accounting principles.

Section 4.  Non-exclusivity.  The Manager and its employees may provide services of a nature similar to the Services to any other person. There is no obligation for the Manager to provide the Services to Navios Acquisition on an exclusive basis.

Section 5.  Confidential Information.  The Manager shall be obligated to keep confidential, both during and after the term of this Agreement, all information it has acquired or developed in the course of providing Services under this Agreement, except to the extent disclosure of such information is required by applicable law, including without limitation applicable securities laws. Navios Acquisition shall be entitled to any equitable remedy available at law or equity, including specific performance, against a breach by the Manager of this obligation. The Manager shall not resist such application for relief on the basis that Navios Acquisition has an adequate remedy at law, and the Manager shall waive any requirement for the securing or posting of any bond in connection with such remedy.

Section 6.  Service Fee/Reimbursement of Costs and Expenses.  In consideration for the Manager providing the Services, (i) during the first two (2) years of the initial term of this Agreement, Navios Acquisition shall pay the Manager the Fees as set out in Schedule “B” to this Agreement and the Extraordinary Fees and Costs, if applicable, and (ii) during the remaining three (3) years of the initial term of

Annex F-2

this Agreement, Navios Acquisition shall reimburse the Manager for the actual costs and expenses incurred by the Manager in the manner provided for in Schedule “B”.

Section 7.  General Relationship Between The Parties.  The relationship between the parties is that of independent contractor. The parties to this Agreement do not intend, and nothing herein shall be interpreted so as, to create a partnership, joint venture, employee or agency relationship between the Manager and any one or more of Navios Acquisition or any member of the Navios Acquisition Group.

Section 8.  Force Majeure and Indemnity.

(i) Neither Navios Acquisition nor the Manager shall be under any liability for any failure to perform any of their obligations hereunder by reason of any cause whatsoever of any nature or kind beyond their reasonable control.

(ii) The Manager shall be under no liability whatsoever to Navios Acquisition for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessels) and howsoever arising in the course of performance of the Services, unless and to the extent that such loss, damage, delay or expense is proved to have resulted solely from the fraud, gross negligence or willful misconduct of the Manager or their employees in connection with the Vessels, in which case (save where such loss, damage, delay or expense has resulted from the Manager’s personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expense would probably result) the Manager’s liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of US$3,000,000.

(iii) Notwithstanding anything that may appear to the contrary in this Agreement, the Manager shall not be responsible for any of the actions of the crew of the Vessels even if such actions are negligent, grossly negligent or willful.

(iv) Navios Acquisition shall indemnify and hold harmless the Manager and its employees and agents against all actions, proceedings, claims, demands or liabilities which may be brought against them arising out of, relating to or based upon this Agreement including, without limitation, all actions, proceedings, claims, demands or liabilities brought under or relating to the environmental laws, regulations or conventions of any jurisdiction (“Environmental Laws”), or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses (including legal costs and expenses on a full indemnity basis) they may suffer or incur due to defending or settling same, provided however that such indemnity shall exclude any or all losses, actions, proceedings, claims, demands, costs, damages, expenses and liabilities whatsoever which may be caused by or due to (A) the fraud, gross negligence or willful misconduct of the Manager or its employees or agents, or (B) any breach of this Agreement by the Manager.

(v) Without prejudice to the general indemnity set out in this Section, Navios Acquisition hereby undertakes to indemnify the Manager, their employees, agents and sub-contractors against all taxes, imposts and duties levied by any government as a result of the operations of Navios Acquisition or the Vessels, whether or not such taxes, imposts and duties are levied on Navios Acquisition or the Manager. For the avoidance of doubt, such indemnity shall not apply to taxes imposed on amounts paid to the Manager as consideration for the performance of Services for Navios Acquisition. Navios Acquisition shall pay all taxes, dues or fines imposed on the Vessels or the Manager as a result of the operation of the Vessels.

(vi) It is hereby expressly agreed that no employee or agent of the Manager (including any sub-contractor from time to time employed by the Manager and the employees of such sub-contractors) shall in any circumstances whatsoever be under any liability whatsoever to Navios Acquisition for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Section, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to the Manager or to which the Manager are entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Manager acting as aforesaid.

Annex F-3

(vii) Navios Acquisition acknowledges that it is aware that the Manager is unable to confirm that the Vessels, their systems, equipment and machinery are free from defects, and agrees that the Manager shall not under any circumstances be liable for any losses, costs, claims, liabilities and expenses which Navios Acquisition may suffer or incur resulting from pre-existing or latent deficiencies in the Vessels, their systems, equipment and machinery.

The provisions of this Section 8 shall remain in force notwithstanding termination of this Agreement.

Section 9.  Term And Termination.  With respect to each of the Vessels, this Agreement shall commence on the Closing Date and shall continue for five (5) years (as more specifically described on Schedule “D” to this Agreement), unless terminated by either party hereto on not less than one hundred and twenty (120) days notice if:

(a) in the case of Navios Acquisition, there is a Change of Control of the Manager;

(b) in the case of the Manager, there is a Change of Control of Navios Acquisition;

(c) the other party breaches a material provision of this Agreement;

(d) a receiver is appointed for all or substantially all of the property of the other party;

(e) an order is made to wind-up the other party;

(f) a final judgment, order or decree which materially and adversely affects the ability of the other party to perform this Agreement shall have been obtained or entered against that party and such judgment, order or decree shall not have been vacated, discharged or stayed; or

(g) the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt, commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation under any law or statute or of any jurisdiction applicable thereto or if any such proceeding shall be commenced.

This Agreement may be terminated by either party hereto on not less than three hundred and sixty-five (365) days notice for any reason other than any of the reasons set forth in the immediately preceding paragraph. This Agreement shall not become effective unless and until the Closing Date has occurred.

This Agreement shall be deemed to be terminated with respect to a particular Vessel in the case of the sale of such Vessel or if such Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned. Notwithstanding such deemed termination, any Fees outstanding at the time of the sale or loss shall be paid in accordance with the provisions of this Agreement.

For the purpose of this clause:

(i) the date upon which a Vessel is to be treated as having been sold or otherwise disposed of shall be the date on which Navios Acquisition ceases to be the legal owner of the Vessel;

(ii) a Vessel shall not be deemed to be lost until either she has become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred or the Vessel’s owners issue a notice of abandonment to the underwriters.

The termination of this Agreement shall be without prejudice to all rights accrued due between the parties prior to the date of termination.

Section 10.  Fees Upon Termination with respect to a Vessel.  Upon termination of this Agreement, the Fee or Costs and Expenses, as may be the case, shall be adjusted with respect to a Vessel as at the effective date of termination of this Agreement, based on the amounts set forth in Schedule “B”.  Any overpayment shall forthwith be refunded to Navios Acquisition and any underpayment shall forthwith be paid to the Manager.

Annex F-4

Section 11.  Surrender Of Books And Records.  Upon termination of this Agreement, the Manager shall forthwith surrender to Navios Acquisition any and all books, records, documents and other property in the possession or control of the Manager relating to this Agreement and to the business, finance, technology, trademarks or affairs of Navios Acquisition and any member of the Navios Acquisition Group and, except as required by law, including federal securities laws, shall not retain any copies of same.

Section 12.  Entire Agreement.  This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter of this Agreement and (in relation to such subject matter) supersedes and replaces all prior understandings and agreements, written or oral, between the parties.

Section 13.  Amendments to Agreement.  The Manager reserves the right to make such changes to this Agreement as it shall consider necessary to take account of regulatory changes which come into force after the date hereof and which affect the operation of the Vessels. Such changes will be conveyed in writing to Navios Acquisition and will come into force on intimation or on the date on which such regulatory or other changes come into effect (whichever shall be the later).

Section 14.  Severability.  If any provision herein is held to be void or unenforceable, the validity and enforceability of the remaining provisions herein shall remain unaffected and enforceable.

Section 15.  Currency.  Unless stated otherwise, all currency references herein are to United States Dollars.

Section 16.  Law And Arbitration.  This Agreement shall be governed by the laws of England. Any dispute under this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment then in force. The arbitration shall be conducted in accordance with the London Maritime Arbitrators’ (LMAA) Terms current at the time when the arbitration is commenced.

Save as after mentioned, the reference shall be to three arbitrators, one to be appointed by each party and the third by the two arbitrators so appointed. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment to the other party requiring the other party to appoint its arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) calendar days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) calendar days specified, the party referring the dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be as binding as if he had been appointed by agreement.

In cases where neither the claim nor any counterclaim exceeds the sum of US$50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

Section 17.  Notice.  Notice under this Agreement shall be given (via hand delivery or facsimile) as follows:

If to Navios Acquisition:

85 Akti Miaouli Street
Piraeus, Greece 185 38
Attn: Vasiliki Papaefthymiou
Fax: +(30) 210 453-1984

If to the Manager:

85 Akti Miaouli Street
Piraeus, Greece 185 38
Attn: Vasiliki Papaefthymiou
Fax: +(30) 210 453-1984

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Section 18.  Subcontracting And Assignment.  The Manager shall not assign this Agreement to any party that is not a subsidiary or affiliate of the Manager except upon written consent of Navios Acquisition. The Manager may freely sub-contract and sub-license this Agreement to any party, so long as the Manager remains liable for performance of the Services and its other obligations under this Agreement.

Section 19.  Waiver.  The failure of either party to enforce any term of this Agreement shall not act as a waiver. Any waiver must be specifically stated as such in writing.

Section 20.  Counterparts.  This Agreement may be executed in one or more signed counterparts, facsimile or otherwise, which shall together form one instrument.

Annex F-6

SCHEDULE A

SERVICES

The Manager shall provide such of the following commercial and technical management services (the “Services”) to Navios Acquisition, as Navios Acquisition may from time to time request and direct the Manager to provide:

(1) Negotiating on behalf of Navios Acquisition time charters, bareboat charters and other employment contracts with respect to the Vessels and monitor payments thereunder;

(2) Exercising of due diligence to:

(i) maintain and preserve each Vessel and her equipment in full compliance with applicable rules and regulations, including Environmental Laws, good condition, running order and repair, so that each Vessel shall be, insofar as due diligence can make her in every respect seaworthy and in good operating condition;

(ii) keep each Vessel in such condition as will entitle her to the highest classification and rating from the classification society chosen by her owner or charter for vessels of the class, age and type;

(iii) prepare and obtain all necessary approvals for a shipboard oil pollution emergency plan (“SOPEP”) in a form approved by the Marine Environment Protection Committee of the International Maritime Organization pursuant to the requirements of Regulation 26 of Annex I of the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, as amended (“MARPOL 73/78”), and provide assistance with respect to such other documentation and record-keeping requirements pursuant to applicable Environmental Laws;

(iv) arrange for the preparation, filing and updating of a contingency Vessel Response Plan in accordance with the requirements of the U.S. Oil Pollution Act of 1990 as amended (“OPA”), and instruct the crew in all aspects of the operation of such plan;

(v) inform Navios Acquisition promptly of any major release or discharge of oil or other hazardous material in compliance with law and identify and ensure the availability by contract or otherwise of a Qualified Individual, a Spill Management Team, an Oil Spill Removal Organization (as such terms are defined by applicable Environmental Laws), and any other individual or entity required by Environmental Laws, resources having salvage, firefighting, lightering and, if applicable, dispersant capabilities, and public relations/media personnel to assist Navios Acquisition to deal with the media in the event of discharges of oil;

(vi) arrange and procure for the vetting of the Vessels and Navios Acquisition or the Manager by major charterers and arranging and attending relevant inspections of the Vessels, including pre-vetting inspections, or visits at the premises of the Manager up to a maximum number of five inspection visits per Vessel per year to be attended by the Manager, with additional visits to be for the account of Navios Acquisition; and

(vii) provide copies of any vessel inspection reports, valuations, surveys or similar reports upon request.

The Manager is expressly authorized as agents for Navios Acquisition to enter into such arrangements by contract or otherwise as are required to ensure the availability of the Services outlined above. The Manager is further expressly authorized as agents for Navios Acquisition to enter into such other arrangements as may from time to time be necessary to satisfy the requirements of OPA or other Federal or State laws.

(3) Storing, victualing and supplying of each Vessel and the arranging for the purchase of certain day to day stores, supplies and parts;

Annex F-7

(4) Procuring and arrangement for port entrance and clearance, pilots, vessel agents, consular approvals, and other services necessary or desirable for the management and safe operation of each Vessel;

(5) Preparing, issuing or causing to be issued to shippers the customary freight contract, cargo receipts and/or bills of lading;

(6) Performance of all usual and customary duties concerned with the loading and discharging of cargoes at all ports;

(7) Naming of vessel agents for the transaction of each Vessel’s business;

(8) Arrangement and retention in full force and effect of all customary insurance pertaining to each Vessel as instructed by the owner or charterer and all such policies of insurance, including but not limited to protection and indemnity, hull and machinery, war risk and oil pollution covering each Vessel; if requested by the owner or charterer, making application for certificates of financial responsibility on behalf of the Vessels covered hereunder;

(9) Adjustment and the negotiating of settlements, with or on behalf of claimants or underwriters, of any claim, damages for which are recoverable under policies of insurance;

(10) If requested, provide Navios Acquisition with technical assistance in connection with any sale of any Vessel. The Manager will, if requested in writing by Navios Acquisition, comment on the terms of any proposed Memorandum of Agreement, but Navios Acquisition will remain solely responsible for agreeing the terms of any Memorandum of Agreement regulating any sale;

(11) Arrangement or the prompt dispatch of each Vessel from loading and discharging ports and for transit through canals;

(12) Arrangement for employment of counsel, and the investigation, follow-up and negotiating of the settlement of all claims arising in connection with the operation of each Vessel; it being understood that Navios Acquisition will be responsible for the payment of such counsel’s fees and expenses;

(13) Arrangement for the appointment of an adjuster and assistance in preparing the average account, taking proper security for the cargo’s and freight’s proportion of average, and in all ways reasonably possible protecting the interest of each Vessel and her owner; it being understood that Navios Acquisition will be responsible for the payment of such adjuster’s fees and expenses;

(14) Arrangement for the appointment of surveyors and technical consultants as necessary; it being understood that Navios Acquisition will be responsible for the payment of such surveyor’s or technical consultant’s fees and expenses outside the ordinary course of business;

(15) Negotiating of the settlement of insurance claims of Vessel owner’s or charterer’s protection and indemnity insurance and the arranging for the making of disbursements accordingly for owner’s or charterer’s account; Navios Acquisition shall arrange for the provision of any necessary guarantee bond or other security;

(16) Attendance to all matters involving each Vessel’s crew, including, but not limited to, the following:

(i) arranging for the procurement and enlistment for each Vessel, as required by applicable law, of competent, reliable and duly licensed personnel (hereinafter referred to as “crew members”) in accordance with the requirements of International Maritime Organization Convention on Standards of Training Certification and Watchkeeping for Seafarers 1978 and as subsequently amended, and all replacements therefore as from time to time may be required;

(ii) arranging for all transportation, board and lodging for the crew members as and when required at rates and types of accommodations as customary in the industry;

Annex F-8

(iii) keeping and maintaining full and complete records of any labour agreements which may be entered into between owner or disponent owner and the crew members and the prompt reporting to owner or disponent owner as soon as notice or knowledge thereof is received of any change or proposed change in labour agreements or other regulations relating to the master and the crew members;

(iv) negotiating the settlement and payment of all wages with the crew members during the course of and upon termination of their employment;

(v) the handling of all details and negotiating the settlement of any and all claims of the crew members including, but not limited to, those arising out of accidents, sickness, or death, loss of personal effects, disputes under articles or contracts of enlistment, policies of insurance and fines;

(vi) keeping and maintaining all administrative and financial records relating to the crew members as required by law, labour agreements, owner or charterer, and rendering to owner or charterer any and all reports when, as and in such form as requested by owner or charterer;

(vii) the performance of any other function in connection with crew members as may be requested by owner or charterer; and

(viii) negotiating with unions, if required.

(17) Payment of all charges incurred in connection with the management of each Vessel, including, but not limited to, the cost of the items listed in (2) to (16) above, canal tolls, repair charges and port charges, and any amounts due to any governmental agency with respect to the Vessel crews;

(18) In such form and on such terms as may be requested by Navios Acquisition, the prompt reporting to Navios Acquisition of each Vessel’s movement, position at sea, arrival and departure dates, casualties and damages received or caused by each Vessel;

(19) In case any of the Vessels is employed under a voyage charter, Navios Acquisition shall pay for all voyage related expenses (including bunkers, canal tolls and port dues) and the Manager shall arrange for the provision of bunker fuel of the quality agreed with Navios Acquisition as required for any Vessel’s trade. The Manager shall be entitled to order bunker fuel through such brokers or suppliers as Navios Acquisition deem appropriate unless Navios Acquisition instruct the Manager to utilize a particular supplier which the Manager will be obliged to do provided that the Navios Acquisition have made prior credit arrangements with such supplier. Navios Acquisition shall comply with the terms of any credit arrangements made by the Manager on their behalf with Navios Acquisition’s consent;

(20) The Manager shall not in any circumstances have any liability for any bunkers which do not meet the required specification. the Manager will, however, take such action, on behalf of Navios Acquisition, against the supplier of the bunkers, as is agreed with Navios Acquisition.

(21) The Manager shall make arrangements as instructed by the Classification Society of each Vessel for the intermediate and special survey of each Vessel and all costs in connection with passing such surveys (including dry-docking) and satisfactory compliance with class requirements will be borne by the Manager.

Annex F-9

SCHEDULE B

FEES AND COSTS AND EXPENSES

In consideration for the provision of the Services listed in Schedule “A” by the Manager to Navios Acquisition, Navios Acquisition shall, during the first two (2) years of the initial term of this Agreement, pay the Manager a fixed daily fee of US$7,000 per owned LR 1 product tanker vessel and $6,000 per owned MR2 product tanker vessel and chemical tanker vessel, payable on the last day of each month, as set forth in the table below. Dry-docking expenses are fixed at $300,000 per vessel during the first two (2) years of the initial term of this Agreement.

During the remaining three (3) years of the initial term of this Agreement, within forty-five (45 days after the end of each month), the Manager shall submit to Navios Acquisition for payment an invoice for reimbursement of the Costs and Expenses in connection with the provision of the Services listed in Schedule “A” by the Manager to Navios Acquisition for such month. Costs and Expenses shall be determined in a manner consistent with how the fixed daily fee payable during the first two (2) years of the initial term of this Agreement was calculated and each statement will contain such supporting detail as may be reasonably required to validate such amounts due. Navios Acquisition shall make payment within fifteen (15) days of the date of each invoice. All invoices for Services are payable in U.S. dollars.

Annex F-10

SCHEDULE C

EXTRAORDINARY FEES AND COSTS

Notwithstanding anything to the contrary in this Agreement, the Manager will not be responsible for paying any costs liabilities and expenses in respect of a Vessel, to the extent that such costs, liabilities and expenses are “extraordinary”, which shall consist of the following:

(1) repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the Vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of the Manager, its employees or its agents, unless and to the extent otherwise covered by insurance).

(2) any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any Vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that Vessel or otherwise.

(3) any increase in administrative costs and expenses or crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any Vessel.

(4) the Manager shall be entitled to receive additional remuneration for time spent on the insurance, average and salvage claims (charged at the rate of US$800 per man per day of eight (8) hours) in respect of the preparation and prosecution of claims, the supervision of repairs and the provision of documentation relating to adjustments).

(5) the Manager shall be entitled to receive additional remuneration for time (charged at the rate of US$750 per man per day of 8 hours) for any time of over 10 days per year that the personnel of the Manager will spend during vetting inspections and attendance on the Vessels in connection with the pre-vetting and vetting of the Vessels by any charterers. In addition Navios Acquisition will pay any reasonable travel and accommodation expenses of the Manager personnel incurred in connection with such additional time spent.

(6) Navios Acquisition shall pay the deductible of any insurance claims relating to the Vessels or for any claims that are within such deductible range.

(7) Navios Acquisition shall pay any significant increase in insurance premiums which are due to factors such as “acts of God” outside of the control of the Manager.

(8) Navios Acquisition shall pay any tax, dues or fines imposed on the Vessels or the Manager due to the operation of the Vessels.

(9) Navios Acquisition shall pay for any expenses incurred in connection with the sale or acquisition of a Vessel, such as in connection with inspections and technical assistance.

(10) Navios Acquisition shall pay for any costs, liabilities and expenses similar to those set forth in clauses (1) through (9) above that were not reasonably contemplated by Navios Acquisition and the Manager as being encompassed by or a component of the Fees at the time the Fees were determined.

Annex F-11

ANNEX G

ADMINISTRATIVE SERVICES AGREEMENT

THIS AGREEMENT is entered into on, and effective as of, the Closing Date (as defined herein), by and between NAVIOS MARITIME ACQUISITION CORPORATION, a company duly organized and existing under the laws of the Marshall Islands with its registered office at 85 Akti Miaouli Street, Piraeus, Greece 185 38 (“Navios Acquisition”) and NAVIOS SHIPMANAGEMENT INC., a company duly organized and existing under the laws of the Marshall Islands with its registered office at 85 Akti Miaouli Street, Piraeus, Greece 185 38 (“NSM”).

WHEREAS:

A. Navios Acquisition, whose common stock is listed and trades on the New York Stock Exchange, will own vessels and require certain administrative support services for the operation of its fleet; and

B. Navios Acquisition wishes to engage NSM to provide such administrative support services to Navios Acquisition on the terms set out herein.

NOW THEREFORE, the parties agree that, in consideration for NSM providing the administrative support services set forth in Schedule “A” to this Agreement (the “Services”), and subject to the Terms and Conditions set forth in Article I attached hereto, Navios Acquisition shall reimburse NSM including reasonably allocable overhead for the costs and expenses reasonably incurred by NSM in the manner provided for in Schedule “B” to this Agreement (the “Costs and Expenses”).

IN WITNESS WHEREOF the Parties have executed this Agreement by their duly authorized signatories with effect on the date first above written.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Name:     Angeliki Frangou

Title:	Chief Executive Officer

NAVIOS SHIPMANAGEMENT INC.

By:	/s/ Angeliki Frangou
Name:     Angeliki Frangou

Title:	Chief Executive Officer

Annex G-1

ARTICLE I

TERMS AND CONDITIONS

Section 1.  Definitions.  In this Agreement, the term:

“Change of Control” means with respect to any entity, an event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors or other similar governing body of the entity are acquired, directly or indirectly, by a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Exchange Act), who did not immediately before such acquisition own securities of the entity entitling such person or group to elect such majority (and for the purpose of this definition, any such securities held by another person who is related to such person shall be deemed to be owned by such person);

“Closing Date” means the closing date of the acquisition by Navios Acquisition of the stock of Aegean Sea Maritime Holdings Inc.

“Costs and Expenses” has the meaning set forth on the signature page to this Agreement;

“Navios Acquisition Group” means Navios Acquisition and subsidiaries of Navios Acquisition; and

Section 2.  General.  NSM shall provide all or such portion of the Services, in a commercially reasonable manner, as Navios Acquisition may from time to time direct, all under the supervision of Navios Acquisition.

Section 3.  Covenants.  During the term of this Agreement NSM shall:

(a) diligently provide or sub-contract for the provision of (in accordance with Section 19 hereof) the Services to Navios Acquisition as an independent contractor, and be responsible to Navios Acquisition for the due and proper performance of same;

(b) retain at all times a qualified staff so as to maintain a level of expertise sufficient to provide the Services; and

(c) keep full and proper books, records and accounts showing clearly all transactions relating to its provision of Services in accordance with established general commercial practices and in accordance with United States generally accepted accounting principles, and allow Navios Acquisition and its representatives and its auditors to audit and examine such books, records and accounts at any time during customary business hours.

Section 4.  Non-exclusivity.  NSM and its employees may provide services of a nature similar to the Services to any other person. There is no obligation for NSM to provide the Services to Navios Acquisition on an exclusive basis.

Section 5.  Confidential Information.  NSM shall be obligated to keep confidential, both during and after the term of this Agreement, all information it has acquired or developed in the course of providing Services under this Agreement, except to the extent disclosure of such information is required by applicable law, including without limitation U.S. securities laws. Navios Acquisition shall be entitled to any equitable remedy available at law or equity, including specific performance, against a breach by NSM of this obligation. NSM shall not resist such application for relief on the basis that Navios Acquisition has an adequate remedy at law, and NSM shall waive any requirement for the securing or posting of any bond in connection with such remedy.

Section 6.  Reimbursement of Costs and Expenses.  In consideration for NSM providing the Services, Navios Acquisition shall reimburse NSM the Costs and Expenses in the manner provided in Schedule “B” to this Agreement.

Section 7.  General Relationship Between The Parties.  The relationship between the parties is that of independent contractor. The parties to this Agreement do not intend, and nothing herein shall be interpreted so

Annex G-2

as, to create a partnership, joint venture, employee or agency relationship between NSM and any one or more of Navios Acquisition or any member of the Navios Acquisition Group.

Section 8.  Indemnity.  Navios Acquisition shall indemnify and hold harmless NSM and its employees and agents against all actions, proceedings, claims, demands or liabilities which may be brought against them due to this Agreement including, without limitation, all actions, proceedings, claims, demands or liabilities brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses (including legal costs and expenses on a full indemnity basis) they may suffer or incur due to defending or settling same, provided however that such indemnity shall exclude any or all losses, actions, proceedings, claims, demands, costs, damages, expenses and liabilities whatsoever which may be caused by or due to the fraud, gross negligence or willful misconduct of NSM or its employees or agents.

Section 9.  NO CONSEQUENTIAL DAMAGES.  NEITHER NSM NOR ANY OF ITS AFFILIATES SHALL BE LIABLE FOR INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES SUFFERED BY NAVIOS ACQUISITION, OR FOR PUNITIVE DAMAGES, WITH RESPECT TO ANY TERM OR THE SUBJECT MATTER OF THIS AGREEMENT, EVEN IF INFORMED OF THE POSSIBILITY THEREOF IN ADVANCE. THIS LIMITATION APPLIES TO ALL CAUSES OF ACTION, INCLUDING, WITHOUT LIMITATION, BREACH OF CONTRACT, BREACH OF WARRANTY, NEGLIGENCE, STRICT LIABILITY, FRAUD, MISREPRESENTATION AND OTHER TORTS.

Section 10.  Term And Termination.  This Agreement shall have an initial term of five (5) years unless terminated by either party hereto on not less than one hundred and twenty (120) days notice if:

(a) in the case of Navios Acquisition, there is a Change of Control of NSM;

(b) in the case of NSM, there is a Change of Control of Navios Acquisition;

(c) the other party breaches this Agreement;

(d) a receiver is appointed for all or substantially all of the property of the other party;

(e) an order is made to wind-up the other party;

(f) a final judgment, order or decree which materially and adversely affects the ability of the other party to perform this Agreement shall have been obtained or entered against that party and such judgment, order or decree shall not have been vacated, discharged or stayed; or

(g) the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt, commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation under any law or statute or of any jurisdiction applicable thereto or if any such proceeding shall be commenced.

This Agreement may be terminated by either party hereto on not less than three hundred and sixty-five (365) days notice for any reason other than any of the reasons set forth in the immediately preceding paragraph. This Agreement shall not become effective unless and until the Closing Date has occurred.

Section 11.  Costs and Expenses Upon Termination.  Upon termination of this Agreement in accordance with Section 10 hereof, Navios Acquisition shall be obligated to pay NSM any and all amounts payable pursuant to Section 6 hereof for Services provided prior to the time of termination.

Section 12.  Surrender Of Books And Records.  Upon termination of this Agreement, NSM shall forthwith surrender to Navios Acquisition any and all books, records, documents and other property in the possession or control of NSM relating to this Agreement and to the business, finance, technology, trademarks or affairs of Navios Acquisition and any member of the Navios Acquisition and, except as required by law, including, without limitation, U.S. securities laws, shall not retain any copies of same.

Section 13.  Force Majeure.  Neither party shall be liable for any failure to perform this Agreement due to any cause beyond its reasonable control.

Annex G-3

Section 14.  Entire Agreement.  This Agreement forms the entire agreement between the parties with respect to the subject matter hereof and supersedes and replaces all previous agreements, written or oral, with respect to the subject matter hereof.

Section 15.  Severability.  If any provision herein is held to be void or unenforceable, the validity and enforceability of the remaining provisions herein shall remain unaffected and enforceable.

Section 16.  Currency.  Unless stated otherwise, all currency references herein are to United States Dollars.

Section 17.  Law And Arbitration.  This Agreement shall be governed by the laws of England. Any dispute under this Agreement shall be put to arbitration in England, a jurisdiction to which the parties hereby irrevocably submit.

Section 18.  Notice.  Notice under this Agreement shall be given (via hand delivery or facsimile) as follows:

If to Navios Acquisition:

85 Akti Miaouli Street
Piraeus, Greece 185 38
Attn: Vasiliki Papaefthymiou

Fax: +(30) 210 453-1984

If to NSM:

85 Akti Miaouli Street
Piraeus, Greece 185 38
Attn: Vasiliki Papaefthymiou
Fax: +(30) 210 453-1984

Section 19.  Sub-contracting And Assignment.  NSM shall not assign this Agreement to any party that is not a subsidiary or affiliate of NSM except upon written consent of Navios Acquisition. NSM may freely sub-contract or sub-license this Agreement, so long as NSM remains liable for performance of the Services and its obligations under this Agreement.

Section 20.  Waiver.  The failure of either party to enforce any term of this Agreement shall not act as a waiver. Any waiver must be specifically stated as such in writing.

Section 21.  Counterparts.  This Agreement may be executed in one or more signed counterparts, facsimile or otherwise, which shall together form one instrument.

Annex G-4

SCHEDULE A

SERVICES

NSM shall provide such of the following administrative support services (the “Services”) to Navios Acquisition, as Navios Acquisition may from time to time request and direct NSM to provide pursuant to Section 1.02:

(a) Keep and maintain at all times books, records and accounts which shall contain particulars of receipts and disbursements relating to the assets and liabilities of Navios Acquisition and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit Navios Acquisition to prepare or cause to be prepared financial statements in accordance with U.S. generally accepted accounting principles and in each case shall also be in accordance with those required to be kept by Navios Acquisition under applicable federal securities laws and regulations in the United States and as Navios Acquisition is required to keep and file under applicable foreign taxing regulations and the U.S. Internal Revenue Code of 1986 and the regulations applicable with respect thereto, all as amended from time to time;

(b) Prepare all such returns, filings and documents, for review and approval by Navios Acquisition as may be from time to time be requested or instructed by Navios Acquisition; and file such documents, as applicable, as directed by Navios Acquisition with the relevant authority;

(c) Provide, or arrange for the provision of, advisory services to Navios Acquisition with respect to Navios Acquisition’s obligations under applicable securities laws and regulations in the United States and assist Navios Acquisition in arranging for compliance with continuous disclosure obligations under applicable securities laws and regulations and the rules and regulations of the New York Stock Exchange and any other securities exchange upon which Navios Acquisition’s securities are listed, including the preparation for review, approval and filing by Navios Acquisition of reports and other documents with all applicable regulatory authorities, providing that nothing herein shall permit or authorize NSM to act for or on behalf of Navios Acquisition in its relationship with regulatory authorities except to the extent that specific authorization may from time to time be given by Navios Acquisition;

(d) Provide, or arrange for the provision of, advisory, clerical and investor relations services to assist and support Navios Acquisition in its communications with its security holders, including in connection with disclosures that may be required for regulatory compliance to its security holders and the wider financial markets, as Navios Acquisition may from time to time request or direct, provided that nothing herein shall permit or authorize NSM to determine the content of any such communications by Navios Acquisition to its security holders and the wider financial markets;

(e) At the request and under the direction of Navios Acquisition, handle, or arrange for the handling of, all administrative and clerical matters in respect of (i) the call and arrangement of all meetings of the security holders, (ii) the preparation of all materials (including notices of meetings and information circulars) in respect thereof and (iii) the submission of all such materials to Navios Acquisition in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that Navios Acquisition has full opportunity to review them, approve them, execute them and return them to NSM for filing or mailing or other disposition as Navios Acquisition may require or direct;

(f) Provide, or arrange for the provision of, or secure sufficient and necessary office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary for the performance of Navios Acquisition’s business;

(g) Arrange for the provision of such audit, accounting, legal, insurance and other professional services as are reasonably required by Navios Acquisition from time to time in connection with the discharge of its responsibilities as a U.S. public company, to the extent such advice and analysis can be reasonably provided or arranged by NSM, provided that nothing herein shall permit NSM to select the auditor of Navios Acquisition, which shall be selected by the audit committee of Navios Acquisition or to communicate with the auditor other than in the ordinary course of making such books and records

Annex G-5

available for review as the auditors may require and to respond to queries from the auditors with respect to the accounts and statements prepared by, or arranged by, NSM, and in particular NSM will not have any of the authorities, rights or responsibilities of the audit committee of Navios Acquisition, but shall provide, or arrange for the provision of, information to such committee as may from time to time be required or requested; and provided further that nothing herein shall entitle NSM to retain legal counsel for Navios Acquisition unless such selection is specifically approved by Navios Acquisition;

(h) Provide, or arrange for the provision of, such assistance and support as Navios Acquisition may from time to time request in connection with any new or existing financing for Navios Acquisition, such assistance and support to be provided in accordance with the direction, and under the supervision of Navios Acquisition;

(i) Provide, or arrange for the provision of, such administrative and clerical services as may be required by Navios Acquisition to support and assist Navios Acquisition in considering any future acquisitions or divestments of assets of Navios Acquisition, all under the direction and under the supervision of Navios Acquisition;

(j) Provide, or arrange for the provision of, such support and assistance to Navios Acquisition as Navios Acquisition may from time to time request in connection with any future offerings of securities that Navios Acquisition may at any time determine is desirable for Navios Acquisition, all under the direction and supervision of Navios Acquisition;

(k) Provide, or arrange for the provision of, at the request and under the direction of Navios Acquisition, such communications to the transfer agent for Navios Acquisition as may be necessary or desirable;

(l) Prepare and provide, or arrange for the preparation and provision of, regular cash reports and other accounting information for review by Navios Acquisition, so as to permit and enable Navios Acquisition to make all determinations of financial matters, including the determination of amounts available for distribution by Navios Acquisition to its security holders, and to assist Navios Acquisition in making arrangements with the transfer agent for Navios Acquisition for the payment of distributions to its security holders;

(m) Provide, or arrange for the provision of, such assistance to Navios Acquisition N as Navios Acquisition may request or direct with respect to the performance of the obligations, and to provide monitoring of various obligations and rights, under agreements entered into by Navios Acquisition and provide advance reports on a timely basis to Navios Acquisition advising of steps, procedures and compliance issues under such agreements, so as to enable Navios Acquisition to make all such decisions as would be necessary or desirable thereunder;

(n) Provide, or arrange for the provision of, such additional administrative and clerical services pertaining to Navios Acquisition, the assets and liabilities of Navios Acquisition and its security holders and matters incidental thereto as may be reasonably requested by Navios Acquisition from time to time;

(o) Negotiate and arrange, at the request and under the direction of Navios Acquisition, for interest rate swap agreements, foreign currency contracts, forward exchange contracts and any other hedging arrangements;

(p) Provide, or arrange for the provision of, IT services;

(q) Maintain, or arrange for the maintenance of, Navios Acquisition’s and Navios Acquisition’s subsidiaries’

(r) Negotiate, at the request and under the direction of Navios Acquisition, loan and credit terms with lenders and monitor and maintain compliance therewith;

(s) Provide, or arrange for the provision of, at the request and under the direction of Navios Acquisition, cash management and services, including assistance with preparation of budgets, overseeing banking services and bank accounts and arranging for the deposit of funds; and

(t) Monitor the performance of investment managers.

Annex G-6

SCHEDULE B

COSTS AND EXPENSES

Within forty-five (45) days after the end of each month, NSM shall submit to Navios Acquisition for payment an invoice for reimbursement of all Costs and Expenses in connection with the provision of the Services listed in Schedule “A” by NSM to Navios Acquisition for such month. Each statement will contain such supporting detail as may be reasonably required to validate such amounts due.

Navios Acquisition shall make payment within fifteen (15) days of the date of each invoice (any such day on which a payment is due, the “Due Date”). All invoices for Services are payable in U.S. dollars. All amounts not paid within 10 days after the Due Date shall bear interest at the rate of 1.00% per annum over US$ LIBOR from such Due Date until the date payment is received in full by NSM.

Annex G-7

ANNEX H

OMNIBUS AGREEMENT

AMONG

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME ACQUISITION CORPORATION

AND

NAVIOS MARITIME PARTNERS L.P.

Annex H-1

Page

ARTICLE I DEFINITIONS		Annex H-3
Section 1.1	Definitions	Annex H-3

ARTICLE II LIQUID SHIPMENT CARRIER RESTRICTED BUSINESS OPPORTUNITIES		Annex H-5
Section 2.1	Liquid Shipment Vessels Restricted Businesses	Annex H-5
Section 2.2	Permitted Exceptions	Annex H-5

ARTICLE III DRYBULK CARRIER RESTRICTED BUSINESS OPPORTUNITIES		Annex H-6
Section 3.1	Drybulk Carrier Restricted Businesses	Annex H-6
Section 3.2	Permitted Exceptions	Annex H-6

ARTICLE IV BUSINESS OPPORTUNITIES PROCEDURES		Annex H-7
Section 4.1	Procedures	Annex H-7
Section 4.2	Scope of Prohibition	Annex H-8
Section 4.3	Enforcement	Annex H-8

ARTICLE V RIGHTS OF FIRST OFFER		Annex H-9
Section 5.1	Rights of First Offer	Annex H-9
Section 5.2	Procedures For Rights of First Offer	Annex H-9

ARTICLE VI MISCELLANEOUS		Annex H-9
Section 6.1	Choice Of Law; Submission To Jurisdiction	Annex H-9
Section 6.2	Notice	Annex H-9
Section 6.3	Entire Agreement	Annex H-10
Section 6.4	Termination	Annex H-10
Section 6.5	Waiver; Effect of Waiver or Consent	Annex H-10
Section 6.6	Amendment or Modification	Annex H-10
Section 6.7	Assignment	Annex H-10
Section 6.8	Counterparts	Annex H-10
Section 6.9	Severability	Annex H-10
Section 6.10	Gender, Parts, Articles and Sections	Annex H-10
Section 6.11	Further Assurances	Annex H-10
Section 6.12	Withholding or Granting of Consent	Annex H-11
Section 6.13	Laws and Regulations	Annex H-11
Section 6.14	Negotiation of Rights of Navios Maritime, Navios Acquisition, the MLP: Limited Partners, Assignees, and Third Parties	Annex H-11

Annex H-2

OMNIBUS AGREEMENT

THIS OMNIBUS AGREEMENT is entered into on, and effective as of, the Closing Date (as defined herein), among Navios Maritime Holdings Inc., a Marshall Islands corporation (“Navios Maritime”), Navios Maritime Acquisition Corporation, a Marshall Island corporation (“Navios Acquisition”), and Navios Maritime Partners L.P., a Marshall Islands limited partnership (the “MLP”).

R E C I T A L S:

1. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Articles II and IV, with respect to (a) those business opportunities that the Navios Maritime Entities (as defined herein) will not pursue during the term of this Agreement, unless permitted to do in accordance with the terms of this Agreement and (b) the procedures whereby such business opportunities are to be offered to Navios Acquisition.

2. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Articles III and IV, with respect to (a) those business opportunities that Navios Acquisition will not pursue during the term of this Agreement, unless permitted to do in accordance with the terms of this Agreement and (b) the procedures whereby such business opportunities are to be offered to Navios Maritime or the MLP, as the case may be.

3. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Article V, with respect to certain rights of first offer.

In consideration of the premises and the covenants, conditions, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Definitions.  As used in this Agreement, the following terms shall have the respective meanings set forth below:

“Acquiring Party” has the meaning given such term in Section 4.1(a).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” means this Omnibus Agreement, as it may be amended, modified, or supplemented from time to time in accordance with Section 6.6 hereof.

“Break-up Costs” means the aggregate amount of any and all additional taxes, flag administration, financing, legal and other similar costs to (a) the Navios Maritime Entities that would be required to transfer Liquid Shipment Vessels acquired by the Navios Maritime Entities as part of a larger transaction to a Navios Acquisition Entity pursuant to Section 2.2(b), or (b) Navios Acquisition Entities that would be required to transfer Drybulk Carriers acquired by Navios Acquisition Entities as part of a larger transaction to a Navios Maritime Entity pursuant to Section 3.2(a) or Section 6.15.

“Change of Control” means, with respect to any Person (the “Applicable Person”), any of the following events: (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the Applicable Person’s assets to any other Person (except to Angeliki Frangou), unless immediately following such sale, lease, exchange or other transfer such assets are owned, directly or indirectly, by the Applicable Person; (b) the consolidation or merger of the

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Applicable Person with or into another Person pursuant to a transaction in which the outstanding Voting Securities of the Applicable Person are changed into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Securities of the Applicable Person are changed into or exchanged for Voting Securities of the surviving Person or its parent and (ii) the holders of the Voting Securities of the Applicable Person immediately prior to such transaction own, directly or indirectly, not less than a majority of the outstanding Voting Securities of the surviving Person or its parent immediately after such transaction; and (c) a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Exchange Act), other than (A) Navios Maritime, or its Affiliates (including Angeliki Frangou) with respect to the MLP or Navios Acquisition and (B) Angeliki Frangou, with respect to Navios Maritime, being or becoming the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of all of the then outstanding Voting Securities of the Applicable Person, except in a merger or consolidation which would not constitute a Change of Control under clause (b) above.

“Closing Date” means the closing date of the acquisition by Navios Acquisition of the stock of Aegean Sea Maritime Holdings Inc.

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Drybulk Carrier” means vessels intended primarily for the shipment of non-liquid commodities and shall include, without limitation, Panamax, Capesize, Handysize and Handymax vessels.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“First Offer Negotiation Period” has the meaning given such term in Section 5.2.

“Liquid Shipment Vessels” means vessels intended primarily for the sea going shipment of liquid products, including chemical and petroleum based products, except for container vessels and vessels which will be employed primarily in operations in South America.

“MLP” is defined in the introduction to this Agreement.

“Navios Maritime Entities” means Navios Maritime, the MLP and any Person controlled, directly or indirectly, by Navios Maritime or the MLP.

“Navios Acquisition Entities” means Navios Acquisition and any Person controlled, directly or indirectly by Navios Acquisition.

“Offer” has the meaning given such term in Section 4.1.

“Offered Assets” has the meaning given such term in Section 4.1.

“Offeree” has the meaning given such term in Section 4.1.

“Offer Period” has the meaning given such term in Section 4.1.

“Parties” means the parties to this Agreement and their successors and permitted assigns.

“Person” means an individual, corporation, partnership, joint venture, trust, limited liability company, unincorporated organization or any other entity.

“Potential Transferee” has the meaning given such term in Section 5.2.

“Public Company” means an entity the securities of which are actively traded on a stock exchange.

“Sale Assets” has the meaning given such term in Section 5.2.

“Transfer” means any transfer, assignment, sale or other disposition; provided, however, that such term shall not include: (a) transfers, assignments, sales or other dispositions from a Navios Maritime Entity to another Navios Maritime Entity, or from a Navios Acquisition Entity to another Navios

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Acquisition Entity; (b) transfers, assignments, sales or other dispositions pursuant to the terms of any related charter or other agreement with a counter party; (c) transfers, assignments, sales or other dispositions pursuant to Article II or III of this Agreement; (d) grants of security interests in or mortgages or liens in favor of a bona fide third party lender; or (e) the merger by Navios Maritime, Navios Acquisition or the MLP with or into, or sale of substantially all of the assets by Navios Maritime, Navios Acquisition or the MLP to, an unaffiliated third party.

“Transfer Notice” has the meaning given such term in Section 5.2.

“Transferring Party” has the meaning given such term in Section 5.2.

“Voting Securities” means securities of any class of Person entitling the holders thereof to vote in the election of members of the board of directors or other similar governing body of the Person.

ARTICLE II

LIQUID SHIPMENT CARRIER RESTRICTED BUSINESS OPPORTUNITIES

Section 2.1  Liquid Shipment Vessels Restricted Businesses.  Subject to Section 6.4 and except as permitted by Section 2.2, each of the Navios Maritime Entities shall be prohibited from acquiring, chartering-in, or owning any Liquid Shipment Vessels.

Section 2.2  Permitted Exceptions.  Notwithstanding any provision of Section 2.1 to the contrary, the Navios Maritime Entities may engage in the following:

(a) acquiring any Liquid Shipment Vessels if the Navios Maritime Entity offers to sell it Navios Acquisition for fair market value (including the value of any related charter);

(b) acquiring any Liquid Shipment Vessels as part of the acquisition of a controlling interest in a business or package of assets; provided, however, that:

(i) if less than a majority of the value of the total assets or business acquired is attributable to Liquid Shipment Vessels, as determined in good faith by the board of directors of Navios Maritime (or if the Navios Maritime Entity is the MLP or any other Navios Maritime Entity that is a Public Company or a subsidiary thereof, the board of directors of such Public Company), then the Navios Maritime Entity must offer to sell to the Navios Acquisition such Liquid Shipment Vessels for fair market value (including the value of any related charter) plus any applicable Break-up Costs in accordance with the procedures set forth in Section 4.1.

(ii) if a majority or more of the value of the total assets or business acquired is attributable to those Liquid Shipment Vessels, as determined in good faith by the board of directors of Navios Maritime (or, if the Navios Maritime Entity is the MLP or any other Navios Maritime Entity that is a Public Company or a subsidiary thereof, the board of directors of such Public Company); Navios Maritime (or the relevant Navios Maritime Entity) shall notify Navios Acquisition in writing, of the proposed acquisition. Navios Acquisition shall, not later than the 15th calendar day following receipt of such notice, notify Navios Maritime (or the relevant Navios Maritime Entity) if Navios Acquisition will acquire the Liquid Shipping Vessel or Liquid Shipment Vessels forming part of the business or package of assets. If Navios Acquisition does not notify Navios Maritime of its intent to pursue the acquisition within 15 calendar days, Navios Maritime (or the relevant Navios Maritime Entity) may proceed with the acquisition as provided in subsection (i) above.

(c) acquiring a non-controlling interest in any company, business or pool of assets;

(d) acquiring or owning any Liquid Shipment Vessels if Navios Acquisition does not fulfill its obligations under any written agreement between Navios Maritime (or the relevant Navios Maritime Entity) and Navios Acquisition requiring Navios Acquisition to purchase such Liquid Shipment Vessels or if Navios Acquisition declines to purchase such Liquid Shipment Vessels after being offered the right to purchase it pursuant to this Agreement.

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(e) acquiring, chartering-in, or owning any Liquid Shipment Vessels that are subject to an offer to sell to Navios Acquisition by a Navios Maritime Entity, as described in Section 2.2, in each case pending Navios Acquisition’s determination pursuant to Section 4.1 whether to purchase the Liquid Shipment Vessels (and, if Navios Acquisition determines to purchase such Liquid Shipment Vessels, pending the closing of such purchase);

(f) providing ship management services relating to any vessel whatsoever; or acquiring or owning any Liquid Shipment Vessels if Navios Acquisition has previously advised Navios Maritime (or the relevant Navios Maritime Entity) that it consents to such acquisition or ownership.

ARTICLE III

DRYBULK
CARRIER RESTRICTED BUSINESS OPPORTUNITIES

Section 3.1  Drybulk Carrier Restricted Businesses.  Subject to Section 6.4 and except as permitted by Section 3.2, each of the Navios Acquisition Entities shall be prohibited from acquiring, owning, operating or chartering-in any Drybulk Carrier.

Section 3.2  Permitted Exceptions.  Notwithstanding any provision of Section 3.1 to the contrary, the Navios Acquisition Entities may engage in the following activities under any of the following circumstances:

(a) acquiring any Drybulk Carriers as part of the acquisition of a controlling interest in a business or package of assets and owning and operating or chartering those vessels, provided, however, that:

(i) if less than a majority of the value of the total assets or business acquired is attributable to any Drybulk Carriers, as determined in good faith by the Board of Directors of Navios Acquisition, Navios Acquisition must offer to sell such Drybulk Carriers and related charters to Navios Maritime or any other Navios Maritime Entity for their fair market value (including the value of any related charter) plus any applicable Break-up Costs in accordance with the procedures set forth in Section 4.1.

(ii) if a majority or more of the value of the total assets or business acquired is attributable to Drybulk Carriers, as determined in good faith by Navios Acquisition; Navios Acquisition shall notify Navios Maritime and the MLP in writing of the proposed acquisition. Navios Maritime and the MLP shall, not later than the 15th calendar day following receipt of such notice, notify Navios Acquisition if any Navios Maritime Entity wishes to acquire the Drybulk Carriers forming part of the business or package of assets. If Navios Maritime or the MLP does not notify Navios Acquisition of its intent to pursue the acquisition within 15 calendar days, Navios Acquisition may proceed with the acquisition as provided in subsection (i) above.

(b) owning, operating or chartering any Drybulk Carriers that is subject to an offer to purchase by Navios Maritime or the MLP as described in Section 3.2(a) pending the applicable offer of any such Drybulk Carriers to Navios Maritime or the MLP and Navios Maritime’s and the MLP’s determination pursuant to Section 4.1 whether to purchase the Drybulk Carriers and, if Navios Maritime or the MLP elect to purchase or cause any Navios Maritime Entity to purchase any such Drybulk Carriers, pending the closing of such purchase; and

(c) acquiring, operating or chartering any Drybulk Carrier if Navios Maritime and the MLP have previously advised Navios Acquisition that it consents to such acquisition, operation or charter or if Navios Entities decline to purchase such Drybulk Carrier after being offered the right to purchase it pursuant to this Agreement.

(d) The respective rights of Navios Maritime and the MLP to purchase any Drybulk Carriers pursuant to this section shall be governed by the Omnibus Agreement among Navios Maritime, Navios GP L.L.C., Navios Maritime Operating L.L.C. and the MLP dated as of November 16, 2007 (as amended from time to time, the “2007 Agreement”) and, notwithstanding anything to the contrary contained

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herein, if Navios Maritime advises Navios Acquisition in writing that its obligation to offer the MLP certain Drybulk Carriers has been terminated or that the rights of Navios Maritime take precedence over the rights of the MLP, either in a particular case or in all cases, Navios Acquisition shall have no obligation to continue to offer Drybulk Carriers to the MLP pursuant to this Agreement in such case or any case, as the case may be. Navios Acquisition shall be entitled to rely on a written communication from Navios Maritime as to the MLP’s rights and, if such communication is in error, the MLP agrees that the sole recourse of the MLP shall be against Navios Maritime and not against Navios Acquisition.

ARTICLE IV

BUSINESS OPPORTUNITIES PROCEDURES

Section 4.1  Procedures.  If (a) Navios Acquisition acquires any Drybulk Carriers in accordance with Section 3.2(a), or (b) a Navios Maritime Entity acquires any Liquid Carrier Vessels in accordance with Section 2.2(a) or (b)(i), then (i) not later than 30 calendar days after the consummation of the acquisition (in the case of clause (a) or (b) above), such acquiring Party (the “Acquiring Party”) shall notify (a) Navios Maritime and the MLP, in the case of an acquisition by Navios Acquisition or (b) Navios Acquisition in the case of an acquisition by a Navios Maritime Entity and offer such party to be notified (each an “Offeree”) the opportunity for any Navios Maritime Entity or Navios Acquisition, as applicable, to purchase such Drybulk Carrier or Liquid Shipment Vessel, as applicable (the “Offered Assets”), for their fair market value, including the value of any charters (plus, in the case of an acquisition in accordance with Section 2.2(b) or 3.2(a), any applicable Break-up Costs), in each case on commercially reasonable terms in accordance with this Section (the “Offer”). The Offer shall set forth the Acquiring Party’s proposed terms relating to the purchase of the Offered Assets by the applicable Navios Maritime Entity or Navios Acquisition, including any liabilities to be assumed by the applicable Navios Maritime Entity or Navios Acquisition as part of the Offer. As soon as practicable after the Offer is made, the Acquiring Party will deliver to the Offeree all information prepared by or on behalf of or in the possession of such Acquiring Party relating to the Offered Assets and reasonably requested by the Offeree. Within 30 calendar days after receipt of such notification, the Offeree shall notify the Acquiring Party in writing that either:

(a) If the Offeree elects not to purchase the Offered Assets, then the Acquiring Party and its Affiliates shall, subject to the other terms of this Agreement (including Section 2.2(b)(ii)), be forever free, subject to the provisions of this Agreement, to continue to own, operate and charter such Offered Assets; or

(b) If the Offeree elects to purchase the Offered Assets, then the following procedures shall be followed:

(i) After the receipt of the Offer by the Offeree, the Acquiring Party and the Offeree shall negotiate in good faith, the fair market value (and any applicable Break-up Costs), of the Offered Assets that are subject to the Offer and the other terms of the Offer on which the Offered Assets will be sold to the applicable Navios Maritime Entity or Navios Acquisition. If the Acquiring Party and the Offeree agree on the fair market value (and any applicable Break-up Costs), of the Offered Assets that are subject to the Offer and the other terms of the Offer during the 30-day period (the “Offer Period”) after receipt by the Acquiring Party of Navios Maritime’s or the MLP’s election to purchase (or election to cause any of its permitted Affiliates to purchase) or of Navios Acquisition’s election to cause any Navios Acquisition Entity to purchase, as applicable, the Offered Assets, Navios Maritime or the MLP, as the case may be, shall purchase (or cause any of its permitted Affiliates to purchase) or Navios Acquisition shall cause any Navios Acquisition Entity to purchase, as applicable, the Offered Assets on such terms as soon as commercially practicable after such agreement has been reached.

(ii) If the Acquiring Party and the Offeree are unable to agree on the fair market value (and any applicable Break-up Costs), of the Offered Assets that are subject to the Offer or on any other terms of the Offer during the Offer Period, the Acquiring Party and the Offeree will engage an

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independent ship broker and/or an independent investment banking firm prior to the end of the Offer Period to determine the fair market value (and any applicable Break-up Costs), of the Offered Assets and/or the other terms on which the Acquiring Party and the Offeree are unable to agree. In determining the fair market value of the Offered Assets and other terms on which the Offered Assets are to be sold, the ship broker or investment banking firm, as applicable, will have access to the proposed sale and purchase values and terms for the Offer submitted by the Acquiring Party and the Offeree, respectively, and to all information prepared by or on behalf of the Acquiring Party relating to the Offered Assets and reasonably requested by such ship broker or investment banking firm. Such ship broker or investment banking firm will determine the fair market value, including the value of any related charter (and any applicable Break-up Costs) of the Offered Assets and/or the other terms on which the Acquiring Party and the Offeree are unable to agree within 30 calendar days of its engagement and furnish the Acquiring Party and the Offeree its determination. The fees and expenses of the ship broker or investment banking firm, as applicable, will be divided equally between the Acquiring Party and the Offeree. Upon receipt of such determination, the Offeree will have the option, but not the obligation:

(A) in the case that the Offeree is Navios Maritime or the MLP, to purchase or cause any of its permitted Affiliates to purchase, or in the case that the Offeree is Navios Acquisition, to cause any Navios Acquisition Entity to purchase the Offered Assets for the fair market value (and any applicable Break-up Costs), and on the other terms determined by the ship broker or investment banking firm, as soon as commercially practicable after determinations have been made; or

(B) in the case that the Offeree is Navios Maritime, to elect not to cause any of its permitted Affiliates to purchase, or in the case that the Offeree is the MLP, to elect not to cause any of its permitted Affiliates to purchase such Offered Assets, in which event the Acquiring Party and its Affiliates shall, subject to the other terms of this Agreement, be forever free to continue to own and operate such Offered Assets.

(C) The respective rights of Navios Maritime and the MLP to purchase any Drybulk Carriers pursuant to this section shall be governed by the 2007 Agreement and, notwithstanding anything to the contrary contained herein, if Navios Maritime advises Navios Acquisition in writing that its obligation to offer the MLP certain Drybulk Carriers has been terminated or that the rights of Navios Maritime take precedence over the rights of the MLP, either as a particular case or in all cases, Navios Acquisition shall have no obligation to continue to offer Drybulk Carriers to the MLP pursuant to this Agreement in such case or any case, as the case may be. Navios Acquisition shall be entitled to rely on a written communication from Navios Maritime as to the MLP’s rights and, if such communication is in error, the MLP agrees that the sole recourse of the MLP shall be against Navios Maritime and not against Navios Acquisition.

Section 4.2  Scope of Prohibition.  Except as otherwise provided in this Agreement, each party and its Affiliates shall be free to engage in any business activity whatsoever, including those that may be in direct competition with the Navios Maritime Entities or Navios Acquisition.

Section 4.3  Enforcement.  Each Party agrees and acknowledges that the other Parties do not have an adequate remedy at law for the breach by any such Party of its covenants and agreements set forth in this Article IV, and that any breach by any such Party of its covenants and agreements set forth in this Article IV would result in irreparable injury to such other Parties. Each Party further agrees and acknowledges that any other Party may, in addition to the other remedies which may be available to such other Party, file a suit in equity to enjoin such Party from such breach, and consent to the issuance of injunctive relief to enforce the provisions of Article IV of this Agreement.

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ARTICLE V

RIGHTS OF FIRST OFFER

Section 5.1  Rights of First Offer.

(a) Navios Acquisition hereby grants Navios Maritime and the MLP a right of first offer on any proposed Transfer by any Navios Acquisition Entity of any Drybulk Carriers owned or acquired by any Navios Acquisition Entity. The Navios Maritime Entities hereby grant Navios Acquisition a right of first offer on any proposed Transfer of any Liquid Shipment Vessels owned or acquired by any Navios Maritime Entity.

(b) The Parties acknowledge that all potential Transfers pursuant to this Article V are subject to obtaining any and all written consents of governmental authorities and other non-affiliated third parties and to the terms of all existing agreements in respect of such Drybulk Carriers or Liquid Shipment Vessels, as the case may be.

Section 5.2  Procedures For Rights of First Offer.  In the event that Navios Acquisition or a Navios Maritime Entity (as applicable, the “Transferring Party”) proposes to Transfer Drybulk Carrier assets (the “Sale Assets”), prior to engaging in any negotiation for such Transfer with any non-affiliated third party or otherwise offering to Transfer the Sale Assets to any non-affiliated third party, such Transferring Party shall give Navios Maritime and the MLP or Navios Acquisition, as applicable (the “Potential Transferee”), written notice setting forth all material terms and conditions (including, without limitation, the purchase price and a description of the Sale Asset(s)) on which such Transferring Party desires to Transfer the Sale Assets (the “Transfer Notice”). The Transferring Party then shall be obligated to negotiate in good faith for a 15-day period following the delivery by the Transferring Party of the Transfer Notice (the “First Offer Negotiation Period”) to reach an agreement for the Transfer of such Sale Assets to the Potential Transferee or any of its Affiliates on the terms and conditions set forth in the Transfer Notice. If no such agreement with respect to the Sale Assets is reached during the First Offer Negotiation Period, and the Transferring Party has not Transferred, or agreed in writing to Transfer, such Sale Assets to a third party within 180 calendar days after the end of the First Offer Negotiation Period on terms generally no less favorable to the Transferring Party than those included in the Transfer Notice (except to the extent that market conditions during the 180 calendar days after the end of the First Offer Negotiation Period have resulted in a material change in the fair market value of such Sale Assets), then the Transferring Party shall not thereafter Transfer any of the Sale Assets without first offering such assets to the applicable Potential Transferee in the manner provided above.

Section 5.3  2007 Agreement Procedure.  The respective rights of Navios Maritime and the MLP to purchase any Drybulk Carriers pursuant to this section shall be governed by the 2007 Agreement and, notwithstanding anything to the contrary contained herein, if Navios Maritime advises Navios Acquisition in writing that its obligation to offer the MLP certain Drybulk Carriers has been terminated or that the rights of Navios Maritime take precedence over the rights of the MLP, either as a particular case or in all cases, Navios Acquisition shall have no obligation to continue to offer Drybulk Carriers to the MLP pursuant to this Agreement in such case or any case, as the case may be. Navios Acquisition shall be entitled to rely on a written communication from Navios Maritime as to the MLP’s rights and, if such communication is in error, the MLP agrees that the sole recourse of the MLP shall be against Navios Maritime and not against Navios Acquisition.

ARTICLE VI

MISCELLANEOUS

Section 6.1  Choice Of Law; Submission To Jurisdiction.  This Agreement shall be subject to and governed by the laws of the State of New York.

Section 6.2  Notice.  All notices or requests or consents provided for or permitted to be given pursuant to this Agreement must be in writing and must be given by depositing same in the mail, addressed to the Person to be notified, postpaid, and registered or certified with return receipt requested or by delivering such notice in person or by private courier, prepaid, or by facsimile to such party. Notice given by personal delivery or mail shall be effective upon actual receipt. Couriered notices shall be deemed delivered on the date the

Annex H-9

courier represents that delivery will occur. Notice given by facsimile shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next business day after receipt if not received during the recipient’s normal business hours. All notices to be sent to a party pursuant to this Agreement shall be sent to or made at the address set forth below such party’s signature to this Agreement, or at such other address as such party may stipulate to the other parties in the manner provided in this Section.

Section 6.3  Entire Agreement.  This Agreement constitutes the entire agreement of the parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written, relating to the matters contained herein.

Section 6.4  Termination.  Upon a Change of Control of the MLP, the provisions of Articles II, III, IV and V of this Agreement (but not less than all of such Articles) shall terminate immediately as to the MLP, but shall remain binding on Navios Acquisition and Navios Maritime unless otherwise terminated as to them. Upon a Change of Control of Navios Maritime, the provisions of Articles II, III, IV and V of this Agreement (but not less than all of such Articles) shall terminate; provided, however, that in no event shall the provisions of Articles II, III, IV and V of this Agreement terminate upon a Change of Control of Navios Maritime prior to the fourth anniversary of this Agreement. Upon a Change of Control of Navios Acquisition, the provisions of Articles II, III, IV and V of this Agreement, but not less than all such Articles) shall terminate as to all parties hereto.

Section 6.5  Waiver; Effect of Waiver or Consent.  Any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto or (b) waive compliance with any agreement or condition contained herein. Except as otherwise specifically provided herein, any such extension or waiver shall be valid only if set forth in a written instrument duly executed by the party or parties to be bound thereby. No waiver or consent, express or implied, by any party of or to any breach or default by any Person in the performance by such Person of its obligations hereunder shall be deemed or construed to be a waiver or consent of or to any other breach or default in the performance by such Person of the ’same or any other obligations of such Person hereunder. Failure on the part of a party to complain of any act of any Person or to declare any Person in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder until the applicable statute of limitations period has run.

Section 6.6  Amendment or Modification.  This Agreement may be amended or modified from time to time only by the written agreement of all the parties hereto.

Section 6.7  Assignment.  No party shall have the right to assign its rights or obligations under this Agreement without the consent of the other parties hereto.

Section 6.8  Counterparts.  This Agreement may be executed in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.

Section 6.9  Severability.  If any provision of this Agreement or the application thereof to any Person or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

Section 6.10  Gender, Parts, Articles and Sections.  Whenever the context requires, the gender of all words used in this Agreement shall include the masculine, feminine and neuter, and the number of all words shall include the singular and plural. All references to Article numbers and Section numbers refer to Articles and Sections of this Agreement.

Section 6.11  Further Assurances.  In connection with this Agreement and all transactions contemplated by this Agreement, each signatory party hereto agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and all such transactions.

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Section 6.12  Withholding or Granting of Consent.  Each party may, with respect to any consent or approval that it is entitled to grant pursuant to this Agreement, grant or withhold such consent or approval in its sole and uncontrolled discretion, with or without cause, and subject to such conditions as it shall deem appropriate.

Section 6.13  Laws and Regulations.  Notwithstanding any provision of this Agreement to the contrary, no party to this Agreement shall be required to take any act, or fail to take any act, under this Agreement if the effect thereof would be to cause such party to be in violation of any applicable law, statute, rule or regulation.

Section 6.14  Negotiation of Rights of Navios Maritime, Navios Acquisition, the MLP: Limited Partners, Assignees, and Third Parties.  The provisions of this Agreement are enforceable solely by the parties to this Agreement, and no shareholder of Navios Maritime or of Navios Acquisition and no limited partner, member, assignee or other Person of the MLP shall have the right, separate and apart from Navios Maritime, Navios Acquisition, the MLP, to enforce any provision of this Agreement or to compel any party to this Agreement to comply with the terms of this Agreement.

Section 6.15  2007 Agreement.  Navios Acquisition acknowledges and agrees that it is subject to the 2007 Agreement as if it were a Navios Maritime Entity (as defined therein). Accordingly, Navios Acquisition acknowledges and agrees that it may be required to offer opportunities to the MLP not otherwise contemplated by this Agreement, including if it places a new charter on any Panamax or Capesize vessel it owns or may acquire, for so long as the 2007 Agreement remains in effect as to Navios Maritime.

[SIGNATURE PAGE FOLLOWS]

Annex H-11

IN WITNESS WHEREOF, the Parties have executed this Agreement on, and effective as of, the Closing Date.

NAVIOS MARITIME HOLDINGS, INC.

By:	/s/ Angeliki Frangou
Name:     Angeliki Frangou

Title:	Chairman of the Board and
Chief Executive Officer

Address for Notice:

85 Atki Miaouli Street
Piraeus, Greece 185 38
Phone: +30 (210) 459-5000
Fax:  +30 (210) 417-2070
Attention: Vasiliki Papaefthymiou

NAVIOS MARITIME ACQUISITION CORPORATION

By:

By:	/s/ Angeliki Frangou
Name:     Angeliki Frangou

Title:	Chairman of the Board and
Chief Executive Officer

Address for Notice:

85 Atki Miaouli Street
Piraeus, Greece 185 38
Phone: +30 (210) 459-5000
Fax:  +30 (210) 417-2070
Attention: Vasiliki Papaefthymiou

SIGNATURE PAGE
OMNIBUS AGREEMENT

Annex H-12

NAVIOS MARITIME PARTNERS, L.P.,

By:	/s/ Angeliki Frangou
Name:     Angeliki Frangou

Title:	Chairman of the Board and
Chief Executive Officer

Address for Notice:

85 Atki Miaouli Street
Piraeus, Greece 185 38
Phone: +30 (210) 459-5000
Fax:  +30 (210) 417-2070
Attention: Vasiliki Papaefthymiou

SIGNATURE PAGE
OMNIBUS AGREEMENT

Annex H-13

ANNEX I

FORM OF AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
NAVIOS MARITIME ACQUISITION CORPORATION

Pursuant to the Marshall Islands Business Corporations Act

First:  The name of the corporation is Navios Maritime Acquisition Corporation (the “Corporation”).

Second:  The registered address of the Corporation in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of the Corporation’s registered agent at such address is The Trust Company of the Marshall Islands, Inc.

Third:  Subject to the conditions set forth in this Article Third, the purposes for which the Corporation is formed are to engage in any lawful act or activity for which corporations may be organized under the Marshall Islands Business Corporations Act (the “BCA”). In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges which are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

Fourth:  The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 101,000,000 of which 100,000,000 shares shall be Common Stock of the par value of $0.0001 per share and 1,000,000 shares shall be Preferred Stock of the par value of $0.0001 per share.

(A) Preferred Stock.  The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the BCA. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by Articles of Amendment to these Articles of Incorporation authorized by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

(B) Common Stock.  Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

Fifth:  The name and mailing address of the sole incorporator of the Corporation are as follows:

Raymond E. Simpson
8, Karaiskaki Street
183 45 Moschaton
Greece

Sixth:  The Board of Directors shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. At the first election of directors by the incorporator, the incorporator shall elect a Class C director for a term expiring at the Corporation’s third Annual Meeting of Shareholders. The Class C director shall then elect additional Class A, Class B and Class C directors. The directors in Class A shall be elected for a term expiring at the first Annual Meeting of Shareholders, the directors in Class B shall be elected for a term expiring at the second Annual Meeting of Shareholders and the directors in Class C shall be elected for a term expiring at the third Annual Meeting of Shareholders. Commencing at the first Annual Meeting of Shareholders, and at each annual meeting thereafter, directors elected to succeed

Annex I-1

those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. Except as the BCA may otherwise require, in the interim between annual meetings of shareholders or special meetings of shareholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

Seventh:  The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and shareholders:

(A) Election of directors need not be by written ballot unless the by-laws of the Corporation so provide.

(B) The Board of Directors shall have the power, without the assent or vote of the shareholders, to make, alter, amend, change, add to or repeal the by-laws of the Corporation.

(C) The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the shareholders or at any meeting of the shareholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation that is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of shareholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the shareholders as though it had been approved or ratified by every shareholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

(D) In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of the Marshall Islands, of these Articles of Incorporation, and to any by-laws from time to time made by the shareholders; provided, however, that no by-law so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made.

(E) A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the director derived an improper personal benefit. If the BCA is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the BCA, as so amended. Any repeal or modification of this paragraph E by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

(F) The Corporation, to the full extent permitted by Section 60 of the BCA, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that they are not entitled to be indemnified by the Corporation as authorized hereby.

Eighth: The Corporation shall have perpetual existence.

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ANNEX J

NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street
Piraeus, Greece 185 38

SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
NAVIOS MARITIME ACQUISITION CORPORATION

The undersigned appoints ANGELIKI FRANGOU and TED C. PETRONE as proxies, and each of them with full power to act without the other, each with the power to appoint a substitute, and hereby authorizes either of them to represent and to vote, as designated on the reverse side, all shares of common stock of Navios Maritime Acquisition Corporation (“Navios Acquisition”) held of record by the undersigned on [          ], 2010, at the Special Meeting In Lieu of Annual Meeting of Stockholders to be held on [          ], 2010, or any postponement or adjournment thereof.

THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED.
(Continued and to be signed on reverse side)

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PROXY

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 2. THE NAVIOS ACQUISITION BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE FOLLOWING PROPOSALS.

1.	To approve the Acquisition Agreement between Navios Acquisition and Navios Holdings, pursuant to which Navios Acquisition will acquire 13 product tanker vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers.	FOR ☐	AGAINST ☐	ABSTAIN ☐
If you voted “AGAINST” Proposal 1 and you hold shares of Navios Acquisition common stock issued in the Navios Acquisition initial public offering, you may exercise your conversion rights and demand that Navios Acquisition convert your shares of common stock into a pro rata portion of the trust account by marking the “Exercise Conversion Rights” box below. If you exercise your conversion rights, then you will be exchanging your shares of Navios Acquisition common stock for cash and will no longer own these shares. You will only be entitled to receive cash for these shares if the acquisition is completed and you affirmatively vote against the Proposal 1, demand that Navios Acquisition convert your shares into cash and deliver your stock to Navios Acquisition’s transfer agent physically or electronically prior to the meeting. Failure to (a) vote against Proposal 1, (b) check the following box, (c) deliver your stock certificate to Navios Acquisition’s transfer agent or deliver your shares electronically through the Depository Trust Company prior to the meeting, and (d) submit this proxy in a timely manner will result in the loss of your conversion rights.
	I HEREBY EXERCISE MY CONVERSION RIGHTS			☐
2.	To approve amendments to Navios Acquisition’s amended and restated articles of incorporation to (i) change Navios Acquisition’s corporate existence to perpetual, and (ii) delete the preamble and sections A through E, inclusive, of Article Sixth and to redesignate section F of Article Sixth as Article Sixth, as such provisions will no longer be applicable to Navios Acquisition after the business combination.	FOR ☐	AGAINST ☐	ABSTAIN ☐
	MARK HERE FOR ADDRESS CHANGE AND NOTE AT RIGHT	☐

PLEASE MARK, DATE AND RETURN THIS PROXY PROMPTLY.
ANY VOTES RECEIVED AFTER A MATTER HAS BEEN VOTED UPON WILL NOT BE COUNTED.

Signature	Signature	Date

Sign exactly as name appears on this proxy card. If shares are held jointly, each holder should sign. Executors, administrators, trustees, guardians, attorneys and agents should give their full titles. If stockholder is a corporation, sign in full name by an authorized officer, giving full title as such. If stockholder is a partnership, please sign in partnership name by authorized person.

Annex J-2